AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2017

REGISTRATION NO. 333-217279

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CBS RADIO INC.

(Exact name of registrant as specified in its charter)

Delaware	4832	13-4142467
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1271 Avenue of the Americas, Fl. 44

New York, NY 10020

(212) 649-9600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jo Ann Haller

CBS Radio Inc.

1271 Avenue of the Americas, Fl. 44

New York, NY 10020

(212) 649-9600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Shapiro Marshall P. Shaffer Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000 (Telephone)	Lawrence P. Tu CBS Corporation 51 West 52nd Street New York, NY 10019 (212) 975-4321 (Telephone)	Andrew P. Sutor, IV Entercom Communications Corp. 401 E. City Avenue, Suite 809 Bala Cynwyd, PA 19004 610-660-5610 (Telephone)	Zachary A. Judd Roderick O. Branch Mark D. Gerstein Latham & Watkins LLP 330 North Wabash Avenue, Suite 2800 Chicago, IL 60611 (312) 876-7700 (Telephone)

Approximate date of commencement of proposed sale of the securities to the public: As soon as possible following the effective date of the registration statement and satisfaction or waiver of all other conditions to the consummation of the exchange offer.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

CBS Radio Inc., a Delaware corporation (“CBS Radio”), which is currently an indirect wholly owned subsidiary of CBS Corporation, a Delaware corporation (“CBS”), is filing this registration statement on Form S-4 and Form S-1 (Reg. No. 333-217279) to register shares of its common stock, par value $0.01 per share, which will be distributed to CBS stockholders pursuant to a split-off (as further described below) in connection with the merger (the “Merger”) of Constitution Merger Sub Corp., a Delaware corporation (“Merger Sub”), which is a wholly owned subsidiary of Entercom Communications Corp., a Pennsylvania corporation (“Entercom”), with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom. Prior to the Merger, CBS and its subsidiaries will complete an internal reorganization such that CBS Radio will be a direct wholly owned subsidiary of CBS. CBS Radio will then complete the Stock Split (as defined below) and consummate a split-off followed, if necessary, by a spin-off (as further described below).

In the split-off, CBS will offer the holders of its Class B common stock, par value $0.001 per share (the “CBS Class B Common Stock”), the option to exchange their shares of CBS Class B Common Stock for shares of Radio Common Stock (as defined below), which shares will immediately be exchanged for shares of Entercom Class A common stock, par value $0.01 (the “Entercom Class A Common Stock”), in the Merger, resulting in a reduction in CBS’s outstanding shares. In the exchange offer, CBS is offering 101,407,494 shares of Radio Common Stock, which are all of the shares of Radio Common Stock it will hold on the date of consummation of the exchange offer. If the exchange offer is undertaken and consummated but the exchange offer is not fully subscribed because less than all shares of Radio Common Stock owned by CBS are exchanged, or if the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, the remaining shares of Radio Common Stock owned by CBS will be distributed in a spin-off on a pro rata basis to holders of CBS Class B Common Stock and CBS Class A common stock, par value $0.001 per share (the “CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”), whose shares of CBS Common Stock remain outstanding after consummation of the exchange offer (the “spin-off”), based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Any holder of CBS Class B Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights only with respect to such validly tendered shares (but not with respect to any other shares that are not validly tendered) to receive, and forfeit any rights to, shares of Radio Common Stock distributed on a pro rata basis to holders of CBS Common Stock in the spin-off.

In the Merger, shares of Radio Common Stock will be immediately converted into shares of Entercom Class A Common Stock. Entercom filed a Definitive Proxy Statement on October 16, 2017 that relates to the special meeting of shareholders of Entercom to, among other things, approve the issuance of shares of Entercom Class A Common Stock in connection with the Merger and an amendment to Entercom’s Amended and Restated Articles of Incorporation in order to provide that the Entercom board of directors will be classified after the Merger (the “Special Meeting”). In addition, Entercom has filed a registration statement on Form S-4 (Reg. No. 333-217273) to register the shares of Entercom Class A Common Stock that will be issued in the Merger.

The information in this document may change. The exchange offer and issuance of securities being registered pursuant to the registration statement of which this document forms a part may not be completed until the registration statement is effective. This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED OCTOBER 19, 2017

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

CBS CORPORATION

Offer to Exchange up to 101,407,494 Shares of Common Stock of

CBS RADIO INC.

which are owned by CBS Corporation

and will be converted into

Shares of Class A Common Stock of

ENTERCOM COMMUNICATIONS CORP.

for

Outstanding Shares of Class B Common Stock of CBS Corporation

CBS Corporation, a Delaware corporation (“CBS”), is offering to exchange all shares of common stock, par value $0.01 (“Radio Common Stock”), of CBS Radio Inc., a Delaware corporation (“CBS Radio”), that are owned by CBS for outstanding shares of class B common stock of CBS, par value $0.001 (“CBS Class B Common Stock”), that are validly tendered and not properly withdrawn. In the exchange offer, CBS is offering 101,407,494 shares of Radio Common Stock, which are all of the shares of Radio Common Stock it will hold on the date of consummation of the exchange offer and, if necessary, the spin-off (as described below). The number of shares of CBS Class B Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B Common Stock tendered. The terms and conditions of the exchange offer and the spin-off are described in this document, which you should read carefully. None of CBS, CBS Radio, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in the exchange offer. You must make your own decision after reading this document and consulting with your advisors.

Immediately following consummation of the exchange offer and, if necessary, the spin-off a special purpose merger subsidiary of Entercom Communications Corp., a Pennsylvania corporation (“Entercom”) named Constitution Merger Sub Corp., a Delaware corporation (“Merger Sub”), will be merged with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom (the “Merger”). In the Merger, each share of Radio Common Stock will be converted into the right to receive one share of Class A common stock of Entercom, par value $0.01 per share (“Entercom Class A Common Stock”). Entercom expects to issue 101,407,494 shares of Entercom Class A Common Stock in the Merger. In addition, the parties estimate that approximately 3,179,976 shares of Entercom Class A Common Stock will be eligible for issuance in respect of equity awards held by employees of CBS Radio in consideration of the replacement of their restricted stock units and stock options in CBS with those of Entercom. Accordingly, shares of Radio Common Stock will not be transferred to participants in the exchange offer or the spin-off, if it occurs, such participants will instead receive shares of Entercom Class A Common Stock in the Merger. No trading market currently exists or will ever exist for shares of Radio Common Stock. You will not be able to trade the shares of Radio Common Stock before they are exchanged for shares of Entercom Class A Common Stock in the Merger. There can be no assurance that shares of Entercom Class A Common Stock when issued in the Merger will trade at the same prices as shares of Entercom Class A Common Stock are traded prior to the Merger.

The value of CBS Class B Common Stock and Radio Common Stock will be determined by CBS by reference to the simple arithmetic average of the daily volume–weighted average prices (“VWAP”) on each of the Valuation Dates (as defined below) of CBS Class B Common Stock and Entercom Class A Common Stock on the New York Stock Exchange (the “NYSE”) during a period of three consecutive trading days (the “Valuation Dates”) ending on and including the second trading day preceding the expiration date of the exchange offer period. Based on an expiration date of November 16, 2017, the Valuation Dates are expected to be November 10, 2017, November 13, 2017 and November 14, 2017. See “The Exchange Offer—Terms of the Exchange Offer.”

For each $1.00 of CBS Class B Common Stock accepted in the exchange offer, you will receive approximately $1.08 of Radio Common Stock, subject to an upper limit of 5.7466 shares of Radio Common Stock per share of CBS Class B Common Stock. The exchange offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.” If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $1.08 OF RADIO COMMON STOCK FOR EACH $1.00 OF CBS CLASS B COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 18, 2017 (the last trading day before the date of this document), based on the daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock on October 16, 2017, October 17, 2017 and October 18, 2017, would have provided for 5.2591 shares of Radio Common Stock to be exchanged for every share of CBS Class B Common Stock accepted. The value of Radio Common Stock received and, following the Merger, the value of Entercom Class A Common Stock received may not remain above the value of CBS Class B Common Stock tendered following the expiration date of the exchange offer on November 16, 2017.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON NOVEMBER 16, 2017, UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED. SHARES OF CBS CLASS B COMMON STOCK TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER. IN ADDITION, SHARES OF CBS CLASS B COMMON STOCK TENDERED PURSUANT TO THE EXCHANGE OFFER MAY BE WITHDRAWN AFTER DECEMBER 15, 2017 (I.E., AFTER THE EXPIRATION OF 40 BUSINESS DAYS FROM THE COMMENCEMENT OF THE EXCHANGE OFFER), IF CBS DOES NOT ACCEPT YOUR SHARES OF CBS CLASS B COMMON STOCK PURSUANT TO THE EXCHANGE OFFER BY SUCH DATE.

In reviewing this document, you should carefully consider the risk factors beginning on page 56 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus—Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus—Offer to Exchange is                     , 2017

The final exchange ratio used to determine the number of shares of Radio Common Stock that you will receive for each share of CBS Class B Common Stock accepted in the exchange offer (as well as whether the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered will be in effect) will be announced by press release and be available on the website www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017), unless the exchange offer is extended or terminated. At such time, the final exchange ratio will also be available from the information agent at the toll-free number provided on the back cover of this document. For each day during the exchange offer prior to the Valuation Dates, indicative exchange ratios (calculated in the manner described in this document) will also be available through www.cbscorpexchange.com and from the information agent at the toll-free number provided on the back cover of this document.

This document provides information regarding CBS, CBS Radio, Entercom, the exchange offer and the Merger in which shares of CBS Class B Common Stock may be exchanged for shares of Radio Common Stock which will then be immediately exchanged for shares of Entercom Class A Common Stock and distributed to participating CBS stockholders as described herein. This document also provides information on the spin-off. CBS Class B Common Stock is listed on the NYSE under the symbol “CBS.” Entercom Class A Common Stock is listed on the NYSE under the symbol “ETM.” On October 18, 2017, the last reported sale price of CBS Class B Common Stock on the NYSE was $56.96, and the last reported sale price of Entercom Class A Common Stock on the NYSE was $11.80. The market prices of CBS Class B Common Stock and of Entercom Class A Common Stock will fluctuate prior to the completion of the exchange offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for shares of Radio Common Stock, and no such market will exist in the future. CBS Radio has not applied for listing of its common stock on any exchange.

If the exchange offer is consummated but the exchange offer is not fully subscribed because less than all of the shares of Radio Common Stock owned by CBS are exchanged, or if the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, the remaining shares of Radio Common Stock owned by CBS will be distributed on a pro rata basis in a spin-off (the “spin-off”) based on the relative economic interest of each such holder in the total outstanding shares of CBS Class B Common Stock and class A common stock of CBS, par value $0.001 (the “CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”), excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer, to CBS stockholders whose shares of CBS Common Stock remain outstanding after the consummation of the exchange offer. The spin-off, if necessary, would also be consummated immediately prior to the Merger. Any holder of CBS Class B Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares (but not with respect to any other shares of CBS Class B Common Stock that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed on a pro rata basis to CBS stockholders in the spin-off. This document covers all shares of Radio Common Stock offered by CBS in the exchange offer and all shares of Radio Common Stock that may be distributed by CBS as a pro rata distribution to holders of CBS Common Stock. See “The Exchange Offer—Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer.”

Immediately following consummation of the exchange offer and, if necessary, the spin off, Merger Sub will be merged with and into CBS Radio in the Merger, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom. Each outstanding share of Radio Common Stock will be converted in the merger into the right to receive one share of Entercom Class A Common Stock. Immediately after the Merger, approximately 72% of the shares of Entercom Common Stock (as defined herein) are expected to be held by pre-Merger holders of CBS Common Stock or CBS employees who held certain CBS stock-based compensation rights on a fully diluted basis in the aggregate, and no more than approximately 28% of the shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock or pre-Merger Entercom employees who held certain Entercom stock-based compensation rights on a fully diluted basis in the aggregate.

CBS’s obligation to exchange shares of Radio Common Stock for CBS Class B Common Stock is subject to the conditions listed under “The Exchange Offer—Conditions for Consummation of the Final Distribution,” including the satisfaction of conditions to the Merger, which include the approval by Entercom’s shareholders of the issuance of Entercom Class A Common Stock in connection with the Merger, an amendment to Entercom’s Amended and Restated Articles of Incorporation in order to provide that the Entercom board of directors will be classified after the Merger and other conditions.

i

This document incorporates by reference important business and financial information about CBS and Entercom from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation By Reference.” In addition, copies of these materials (when they become available) may be obtained free of charge by accessing CBS’s website at www.cbscorporation.com, or from Entercom by accessing Entercom’s website at www.entercom.com.

All information contained or incorporated by reference in this document with respect to Entercom and Merger Sub and their respective subsidiaries, as well as information on Entercom after the consummation of the Transactions, has been provided by Entercom. All other information contained or incorporated by reference in this document with respect to CBS, CBS Radio or their respective subsidiaries, and with respect to the terms and conditions of the exchange offer has been provided by CBS.

This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy any shares of CBS Common Stock, Radio Common Stock or Entercom Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of CBS Common Stock, Radio Common Stock or Entercom Common Stock that may apply in their home countries. CBS, CBS Radio and Entercom cannot provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

v

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER AND THE TRANSACTIONS

Questions and Answers About the Exchange Offer and the Spin-Off

The following are answers to some of the questions that stockholders of CBS Corporation may have relating to the exchange offer and the Transactions (as defined below). These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. You are urged to read this document in its entirety prior to making any decision.

CBS Corporation (“CBS,” which includes, unless the context otherwise requires, its subsidiaries) is a Delaware corporation. As used in this document, “CBS Radio” refers to CBS Radio Inc., a subsidiary of CBS and a Delaware corporation, as it existed on February 2, 2017. As described in greater detail in the Master Separation Agreement, dated as of February 2, 2017, by and between CBS and CBS Radio (the “Separation Agreement”), CBS Radio will be separated from CBS as part of the Transactions.

Q:	Why has CBS decided to separate CBS Radio from CBS through the exchange offer?

A:	CBS has decided to pursue the exchange offer in order to facilitate the separation of CBS’s radio business from CBS’s other mass media businesses in a tax-efficient manner, thereby better positioning CBS to focus on its core remaining businesses.

CBS believes that the separation of the radio business from the other businesses of CBS pursuant to the terms of the Separation Agreement (the “Separation” and, together with the other transactions contemplated in the Separation Agreement and the Merger Agreement, the “Transactions”) and the exchange offer have the potential to, among other things, allow CBS’s radio business to become a major component in a publicly traded company, Entercom Communications Corp., a Pennsylvania corporation (“Entercom,” which includes, unless the context otherwise requires, its subsidiaries), which is in the same line of business as CBS Radio. CBS’s radio business will, along with the business of Entercom, be part of a company with a publicly traded equity security linked to the performance of the broadcast radio businesses of CBS Radio and Entercom and digital, events and other products and services related thereto, rather than CBS’s much larger mass media businesses, which can be used efficiently to attract, retain and incentivize employees of CBS Radio. See “The Transactions—CBS’s Reasons for the Transactions.”

Q:	What are you being offered in the Transactions?

A.	In the exchange offer, CBS will offer to you the right to exchange all or a portion of your shares of outstanding CBS Class B common stock, par value $0.001 (the “CBS Class B Common Stock”), for shares of Radio Common Stock (as defined below).

CBS Radio anticipates that the final exchange ratio will be set by the Pricing Mechanism such that the exchange offer will be fully- or over-subscribed by holders of CBS Class B Common Stock. In the event that the exchange offer is consummated but is not fully subscribed, or in the event the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, CBS will distribute the remaining outstanding shares of Radio Common Stock held by CBS in a spin off, which distribution will be conducted subject to the terms of the Separation Agreement and the Merger Agreement (the “Spin-Off” and, together with the exchange offer, the “Final Distribution”). Such remaining outstanding shares of Radio Common Stock will be distributed by CBS on a pro rata basis in the Spin-Off to holders of CBS Common Stock (as defined below) whose shares of CBS Common Stock (as defined below) remain outstanding after consummation of the exchange offer, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer.

Any holder of CBS Class B Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed in the Spin-Off. Such Spin-Off, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in a Spin-Off, if necessary. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer.

In the Merger (as defined below), each outstanding share of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock as set forth in the Merger Agreement and as described in the section entitled “The Merger Agreement—Merger Consideration.”

Q:	What is the aggregate number of shares of Radio Common Stock being offered in the exchange offer?

A:	In the exchange offer, CBS is offering 101,407,494 shares of Radio Common Stock, which are all of the shares of Radio Common Stock it will hold on the date of consummation of the exchange offer.

Q:	Why did CBS choose an exchange offer as the way to separate CBS Radio from CBS?

A:	CBS believes that the distribution by CBS of its shares of the common stock of CBS Radio to the holders of shares of CBS Class B Common Stock, by way of an exchange offer, is a tax-efficient way to divest its interest in CBS Radio. Such a distribution will allow holders of shares of CBS Class B Common Stock to receive, and forfeit any rights to, shares of Radio Common Stock distributed in the interest in CBS Radio. See “The Transactions—CBS’s Reasons for the Transactions.” CBS and CBS Radio also have different competitive strengths and operating strategies and operate in different industries. CBS believes that the exchange offer is an efficient way to allow holders of CBS Class B Common Stock to own an interest in a post-Merger Entercom that includes the business of CBS Radio. As used in this document, the term “Radio Common Stock” means (a) before CBS Radio has completed the Stock Split (as defined below), the Radio Existing Common Stock and (b) after CBS Radio has completed the Stock Split, the Radio New Common Stock (each term, as defined below). See “The Transactions.”

If holders of CBS Class B Common Stock subscribe for less than all of the shares of the Radio Common Stock owned by CBS in the exchange offer, or in the event the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, CBS will distribute the remaining outstanding shares of Radio Common Stock held by CBS on a pro rata basis in the Spin-Off, based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Class B Common Stock and the Class A common stock of CBS, par value $0.001 per share (the “CBS Class A Common Stock” and, together with the CBS Class B Common Stock, the “CBS Common Stock”) excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Such Spin-Off, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in any Spin-Off distribution.

The Final Distribution is expected to qualify as a tax-free distribution for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and will thus give CBS’s stockholders an opportunity to adjust their current CBS investment between CBS and the combined

Entercom-CBS Radio, which is referred to as the “combined company,” after the merger of Merger Sub with and into CBS Radio (the “Merger”) in a tax-free manner for U.S. federal income tax purposes (except with respect to cash received in the Merger in lieu of a fractional share of Class A common stock, par value $0.01 per share, of Entercom (the “Entercom Class A Common Stock”)). In the Merger, the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and as a wholly owned subsidiary of Entercom, as contemplated by the Agreement and Plan of Merger, dated as of February 2, 2017 and amended as of July 10, 2017 and September 13, 2017, by and among CBS, CBS Radio, Entercom and Merger Sub (as amended, the “Merger Agreement”).

Q:	Who may participate in the exchange offer?

A:	Any U.S. holders of CBS Class B Common Stock during the exchange offer period may participate in the exchange offer, including holders of shares held for the account of participants in the CBS 401(k) Plan and the CBS Radio 401(k) Plan (together, the “CBS Savings Plans”). Although CBS has mailed this prospectus to its stockholders to the extent required by U.S. law, including stockholders located outside the United States, this prospectus is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy or sell, any shares of CBS Class B Common Stock, shares of Entercom Class A Common Stock or shares of Radio Common Stock in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of CBS, Entercom or CBS Radio has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of CBS Common Stock, Entercom Common Stock (as defined below) or Radio Common Stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of CBS Class B Common Stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for CBS, Entercom or CBS Radio to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of CBS Common Stock, Entercom Common Stock or Radio Common Stock that may apply in their home countries. None of CBS, Entercom or CBS Radio can provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Participants in the CBS Savings Plans should follow the special instructions that are being sent to them by the plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of CBS Class B Common Stock held in these plans. As described in the special instructions, such participants may direct the applicable plan trustee to tender all, some or none of the shares of CBS Class B Common Stock allocable to their CBS Savings Plan accounts, subject to certain limitations set forth in any instructions provided by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the applicable CBS Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable CBS Savings Plan with the requisite instructions so that such instructions can be received by or processed before, as applicable, 1:00 p.m., New York City time, on November 10, 2017, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of participants’ directions may also be extended.

Holders who are participants in the CBS Radio 401(k) Plan should note that, following the consummation of the exchange offer, Entercom intends to retain an independent fiduciary to assist it in evaluating any single stock investment as an available investment under the CBS Radio 401(k) Plan, including both the CBS Class B Company Stock Fund (the “CBS Class B Company Stock Fund”) and the Entercom common stock fund. Following the consummation of the exchange offer, the CBS Radio 401(k) Plan will be amended to provide that no new investment will be allowed into the Entercom common stock fund under the CBS Radio 401(k) Plan. Currently no new investment is permitted in the CBS Class B Company Stock Fund. Participants in the CBS Radio 401(k) Plan may continue to hold assets in the CBS Class B Company Stock Fund and the Entercom common stock fund and will be notified following the consummation of the exchange offer of any changes to the CBS Radio 401(k) Plan that may impact the continued holding of assets in the CBS Class B Company Stock Fund or the Entercom common stock fund.

Holders who are participants in the CBS 401(k) Plan should note that following the consummation of the exchange offer, no new investment into the Entercom common stock fund will be permitted under the CBS 401(k) Plan. In addition, CBS intends to remove the Entercom common stock fund from the CBS 401(k) Plan on January 31, 2018. To the extent that participants have any assets remaining in the Entercom common stock fund after January 31, 2018, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative, which is the target retirement fund in the CBS 401(k) Plan with the target date closest to the year that such participant will reach age 65.

Q:	How will Entercom acquire the equity interests in CBS Radio?

A:	Entercom will acquire the equity interests in CBS Radio through a “Reverse Morris Trust” acquisition structure. A Reverse Morris Trust transaction allows a parent company (in this case, CBS) to divest a subsidiary (in this case, CBS Radio) in a tax-efficient manner. The first step of such a transaction is a distribution of the subsidiary’s stock to the parent company stockholders in a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code. A third party then acquires the distributed subsidiary (in this case, Entercom will acquire CBS Radio through a merger of Merger Sub with and into CBS Radio) in a reorganization that is generally tax-free for U.S. federal income tax purposes under Section 368 of the Code. Such a transaction can qualify as generally tax-free for U.S. federal income tax purposes for the parent company, its stockholders and the stockholders of the acquiring third party if the transaction structure meets all applicable requirements, including that the parent company stockholders own more than 50% of the combined entity (by vote and value) immediately after the merger. For information about the material tax consequences to CBS stockholders resulting from the Reverse Morris Trust structure of the Transactions, see “Summary—Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger.” For information about the material risks that the Final Distribution, the Merger or both could be taxable to CBS stockholders or the Internal Distributions (as defined below) or Final Distribution could be taxable to CBS, see “Risk Factors—Risks Related to the Transactions—If any of the Internal Distributions or the Final Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or the Merger does not qualify as a tax-free “reorganization” under Section 368(a) of the Code, including as a result of actions taken in connection with the Internal Distributions, the Final Distribution or the Merger or as a result of subsequent acquisitions of shares of CBS, Entercom or CBS Radio, then CBS and/or holders of CBS Common Stock that received Radio Common Stock in the Final Distribution may be required to pay substantial U.S. federal income taxes, and, in certain circumstances, CBS Radio and Entercom may be required to indemnify CBS for any such tax liability.”

Q:	What are the main ways that the relationship between CBS Radio and CBS will change after the exchange offer is completed?

A:

Following the completion of the exchange offer, assuming the exchange offer is fully subscribed, CBS Radio will be wholly independent from CBS, except that certain agreements between CBS and CBS Radio will remain in place. See “Other Agreements and Other Related Party Transactions.” If the exchange offer is consummated but less than all shares of Radio Common Stock owned by CBS are exchanged because the exchange offer is not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), the additional shares of Radio Common Stock owned by CBS will be distributed on a pro rata basis to the holders of shares of CBS Common Stock, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Such Spin-Off, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in any Spin-Off distribution. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer. See “The Exchange Offer—Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer.”

Q:	Will National Amusements, Inc. participate in the exchange offer?

A:	National Amusements, Inc. (“National Amusements”), the controlling stockholder of CBS, has represented that it will not participate in the exchange offer. As of June 23, 2017, National Amusements beneficially owned shares of CBS Class A Common Stock representing approximately 79.5% of the voting power of all classes of CBS Common Stock. If the exchange offer is consummated but less than all shares of Radio Common Stock are exchanged because the exchange offer is not fully subscribed, or if the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, as a holder of CBS Class A Common Stock, National Amusements may receive shares of Radio Common Stock through the Spin-Off, if any, based on the relative economic interest of National Amusements in the number of total outstanding shares of CBS Common Stock. See “The Exchange Offer—Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer.”

As of September 30, 2017, when 362,276,333 shares of CBS Class B Common Stock and 37,598,604 shares of CBS Class A Common Stock were outstanding, the maximum number of shares of Entercom Class A Common Stock that National Amusements could receive in the Spin-Off, if it occurred, would be 9,922,377 shares (after giving effect to the conversion of each share of Radio Common Stock distributed in the Spin-Off into the right to receive one share of Entercom Class A Common Stock). Such shares of Entercom Class A Common Stock would represent approximately 6.8% of the aggregate economic interest and approximately 5.5% of the aggregate voting interest of Entercom Common Stock, on a pro forma basis after giving effect to the Transactions. Consequently, it is not possible for National Amusements to become the controlling shareholder of Entercom solely as a result of the Transactions.

Q:	How many shares of Radio Common Stock will I receive for each share of CBS Class B Common Stock that I tender?

A:	The exchange offer is designed to permit you to exchange your shares of CBS Class B Common Stock for shares of Radio Common Stock. For each $1.00 of your CBS Class B Common Stock accepted in the exchange offer, you will receive approximately $1.08 of Radio Common Stock. The value of the CBS Class B Common Stock will be based on the calculated per-share value for the CBS Class B Common Stock on the New York Stock Exchange (the “NYSE”) and the value of the Radio Common Stock will be based on the calculated per-share value for Entercom Class A Common Stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAP”) of CBS Class B Common Stock and Entercom Class A Common Stock on the NYSE during a period of three consecutive trading days (the “Valuation Dates”) ending on and including the second trading day preceding the expiration date, as may be extended. The last day on which tenders will be accepted, whether on November 16, 2017 or any later date to which the exchange offer is extended, is referred to in this document as the “expiration date.” Please note, however, that:

•	The number of shares you can receive is subject to an upper limit of an aggregate of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer. The questions and answers below describe how this limit may impact the value you receive.

•	The exchange offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.”

•	Because the exchange offer is subject to proration if it is over-subscribed, CBS may accept for exchange only a portion of the CBS Class B Common Stock tendered by you.

Q:	Is there a limit on the number of shares of Radio Common Stock I can receive for each share of CBS Class B Common Stock that I tender?

A:	The number of shares you can receive is subject to an upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer. If the upper limit is in effect, you will receive less than $1.08 of Radio Common Stock for each $1.00 of CBS Class B Common Stock that you tender, and you could receive much less. For example, if the calculated per-share value of CBS Class B Common Stock was $67.56 (the highest closing price for CBS Class B Common Stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the calculated per-share value of Radio Common Stock was $9.50 (the lowest closing price for Entercom Class A Common Stock on the NYSE during that three-month period), the value of Radio Common Stock, based on the Entercom Class A Common Stock price, received for CBS Class B Common Stock accepted for exchange would be approximately $0.81 for each $1.00 of CBS Class B Common Stock accepted for exchange.

Q:	Is there a minimum number of shares I must tender to participate in the exchange offer?

A:	There is no minimum number of shares that must be tendered by a holder of CBS Class B Common Stock in order to participate in the exchange offer.

Q:	Why is there an upper limit on the number of shares of Radio Common Stock I can receive for each share of CBS Class B Common Stock that I tender?

A:	CBS management set the upper limit at the amount set forth herein to protect non-tendering holders of CBS Class B Common Stock from an unusual or unexpected drop in the trading price of Entercom Class A Common Stock, relative to the trading price of CBS Class B Common Stock, and the prospective loss of value to such non-tendering holders if shares of CBS Class B Common Stock were exchanged for shares of Radio Common Stock at an unduly high exchange ratio.

Q:	How and when will I know the final exchange ratio and whether the upper limit is in effect?

A:	CBS will announce the final exchange ratio used to determine the number of shares that can be received for each share of CBS Class B Common Stock accepted in the exchange offer by press release, and it will be available on the website www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017), unless the exchange offer is extended or terminated. At such time, the final exchange ratio will also be available from the information agent at the toll-free number provided on the back cover of this document. CBS will also announce at that time whether the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered will be in effect. Therefore, the timing of such announcement will provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the exchange offer.

Q:	How are the calculated per-share values of CBS Class B Common Stock and Entercom Class A Common Stock determined for purposes of calculating the number of shares of Radio Common Stock to be received in the exchange offer?

A:

The calculated per-share value of CBS Class B Common Stock and Entercom Class A Common Stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock, as the case may be, on the NYSE on each of the Valuation Dates. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading

Bloomberg VWAP on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS Class B Common Stock and “ETM UN<Equity>AQR” with respect to Radio Common Stock (or any other recognized quotation source selected by CBS in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock obtained from Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg L.P., and such determination will be final.

Q:	What is the “daily volume-weighted average price” or “daily VWAP?”

A:	The “daily volume-weighted average price” for CBS Class B Common Stock and Entercom Class A Common Stock will be the volume-weighted average price of CBS Class B Common Stock and Entercom Class A Common Stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE) except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time, as reported to CBS by Bloomberg L.P. for the equity ticker pages of CBS, in the case of CBS Class B Common Stock, and ETM, in the case of Entercom Class A Common Stock. The daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock obtained from Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg L.P., and such determination will be final.

Q:	Where can I find the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock during the exchange offer period?

A:	CBS will maintain a website at www.cbscorpexchange.com that will provide the daily VWAP of both CBS Class B Common Stock and Entercom Class A Common Stock for each day during the exchange offer (including each of the Valuation Dates). The website will also provide indicative exchange ratios commencing on the third trading day of the exchange offer until the first Valuation Date. On the first two Valuation Dates, when the values of CBS Class B Common Stock and Entercom Class A Common Stock are calculated for the purposes of the exchange offer, the website will show the indicative exchange ratios based on indicative calculated per-share values calculated by CBS, which will equal: (i) on the first Valuation Date, the daily VWAP of CBS Class B Common Stock and the Entercom Class A Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of CBS Class B Common Stock and the Entercom Class A Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered will be in effect) will be announced by press release and be available on the website, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017). CBS will determine the simple arithmetic average of the VWAPs based on data provided by Bloomberg L.P., and such determinations will be final.

Q:	Why is the calculated per-share value for Radio Common Stock based on the trading prices for Entercom Class A Common Stock?

A:

There is currently no trading market for Radio Common Stock and no such trading market will be established in the future. CBS believes, however, that the trading prices for Entercom Class A Common Stock are an appropriate proxy for the trading prices of Radio Common Stock because (i) in the Merger, each outstanding share of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock; (ii) CBS Radio will authorize the issuance of a number of shares of Radio Common Stock such that the total number of shares of Radio Common Stock outstanding immediately prior to the Merger will be 101,407,494 and each share of Radio Common Stock will be converted into one share of Entercom Class A Common Stock in the Merger; and (iii) at the Valuation Dates, it is expected that all the material conditions to the consummation of the Merger will have been satisfied or, if permitted by the Merger Agreement, waived (except for those conditions that by their nature are satisfied at the closing of the Merger). In addition, the Special Meeting at which Entercom’s shareholders will be asked to approve the share issuance in connection with the Merger and amendment to the Entercom Articles (as defined below) to classify the Entercom board of directors may be held on one of the Valuation Dates. However, these approvals can be obtained based solely on the favorable vote of Joseph M. Field in accordance with the provisions of the Voting Agreement (as defined below). See “Other Agreements and Other Related Party Transactions—Voting Agreement.” The Merger will be expected to be consummated shortly thereafter, such that investors should be expected to be valuing Entercom Class A Common Stock based on the expected value of such Entercom Class A Common Stock after the Merger. There can be no assurance, however, that Entercom Class A Common Stock after the Merger will trade on the same basis as Entercom Class A Common Stock trades prior to the Merger. See “Risk Factors—Risks Related to the Transactions—The trading prices of Entercom Class A Common Stock may not be an appropriate proxy for the value of Radio Common Stock.”

Q:	Will indicative exchange ratios be provided during the exchange offer period?

A:	Yes. Prior to the Valuation Dates and commencing on the third trading day of the exchange offer, indicative exchange ratios will be available online or by contacting the information agent at the toll-free number provided on the back cover of this prospectus, calculated on each day as though that day were the expiration date of the exchange offer. A website will be maintained at www.cbscorpexchange.com that will provide the daily VWAPs of both CBS Class B Common Stock and Entercom Class A Common Stock during the exchange offer on each day prior to the third Valuation Date.

The indicative exchange ratios will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at its toll-free number to obtain these indicative exchange ratios. In addition, for purposes of illustration, a table that indicates the number of shares of Radio Common Stock that you would receive per share of CBS Class B Common Stock, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock on the Valuation Dates is provided under “The Exchange Offer—Terms of the Exchange Offer.”

Q:	What if the shares of CBS Class B Common Stock or Entercom Class A Common Stock do not trade on any of the Valuation Dates?

A:	If a market disruption event occurs with respect to the shares of CBS Class B Common Stock or Entercom Class A Common Stock on any of the Valuation Dates, the calculated per-share value of CBS Class B Common Stock and Radio Common Stock will be determined using the daily VWAP of shares of CBS Class B Common Stock and shares of Entercom Class A Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both CBS Class B Common Stock and Entercom Class A Common Stock. If, however, a market disruption event occurs as specified above, CBS may terminate the exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the exchange offer. If CBS decides to extend the exchange offer period following a market disruption event, the Valuation Dates will be reset, as with any extension of the exchange offer, to the period of three consecutive trading days ending on and including the second trading day preceding the expiration date, as may be extended. Therefore, the timing of such announcement will provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the exchange offer. For specific information as to what would constitute a market disruption event, see “The Exchange Offer—Conditions for Consummation of the Final Distribution.”

Q:	Are there circumstances under which I would receive fewer shares of Radio Common Stock than I would have received if the exchange ratio were determined using the closing prices of CBS Class B Common Stock and Entercom Class A Common Stock on the expiration date of the exchange offer?

A:	Yes. For example, if the trading price of CBS Class B Common Stock were to increase during the period of the Valuation Dates, the calculated per-share value of CBS Class B Common Stock would likely be lower than the closing price of CBS Class B Common Stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Radio Common Stock for each $1.00 of CBS Class B Common Stock than you would have if that per-share value were calculated on the basis of the closing price of CBS Class B Common Stock on the expiration date. Similarly, if the trading price of Entercom Class A Common Stock were to decrease during the period of the Valuation Dates, the calculated per-share value of Radio Common Stock would likely be higher than the closing price of Entercom Class A Common Stock on the expiration date. This could also result in your receiving fewer shares of Radio Common Stock for each $1.00 of CBS Class B Common Stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Entercom Class A Common Stock on the expiration date of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:	Will fractional shares of Radio Common Stock or Entercom Class A Common Stock be distributed in the exchange offer or the Merger?

A:	No fractional shares will be issued in the Merger, as described in this document. See the section entitled “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.” The exchange agent will hold shares of Radio Common Stock in trust for the holders of CBS Class B Common Stock who validly tendered their shares in the exchange offer or are entitled to receive shares in the Spin-Off, if any. Immediately following the consummation of the exchange offer and, if necessary, the Spin-Off, and by means of the Merger, each outstanding share of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock. In the Merger, no fractional shares of Entercom Class A Common Stock will be delivered to holders of Radio Common Stock. All fractional shares of Entercom Class A Common Stock that a holder of shares of Radio Common Stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock pursuant to the Merger, in the open market or otherwise as reasonably directed by CBS, and in no case later than 10 business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock pursuant to the Merger.

Q:	What happens if not enough shares of CBS Class B Common Stock are tendered to allow CBS to exchange all of the shares of Radio Common Stock it holds?

A:

CBS anticipates that the final exchange ratio will be set by the Pricing Mechanism such that the exchange offer will be fully- or over-subscribed by holders of CBS Class B Common Stock. Subject to the terms and conditions of the Merger Agreement and the Separation Agreement, in the event that the exchange offer is consummated but less than all shares of Radio Common Stock owned by CBS are exchanged because the exchange offer is not fully subscribed or in the event the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect, the additional shares of Radio Common Stock owned by CBS will be distributed on a pro rata basis to the holders of shares of CBS Common Stock in the Spin-Off, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Any holder of CBS Class B Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed in the Spin-Off.

Upon consummation of the Final Distribution, CBS will deliver to the exchange agent a global certificate representing all of the Radio Common Stock being distributed in the exchange offer, with instructions to hold the shares of Radio Common Stock in trust for holders of shares of CBS Class B Common Stock validly tendered and not withdrawn and holders of shares of CBS Common Stock as of the distribution date of a Spin-Off, if any, which distribution will be conducted subject to the terms of the Separation Agreement and the Merger Agreement. If there is a Spin-Off, the exchange agent will calculate the exact number of shares of Radio Common Stock not exchanged in the exchange offer and to be distributed on a pro rata basis in the Spin-Off, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. The number of shares of Radio Common Stock will be held in trust for the holders of shares of CBS Common Stock who validly tendered their shares in the exchange offer or are entitled to receive shares in the Spin-Off. See “The Exchange Offer—Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer.”

Q:	Will all shares of CBS Class B Common Stock that I tender be accepted in the exchange offer?

A:	Not necessarily. Depending on the number of shares of CBS Class B Common Stock validly tendered in the exchange offer and not properly withdrawn, and the calculated per-share values of CBS Class B Common Stock and Radio Common Stock determined as described above, CBS may have to limit the number of shares of CBS Class B Common Stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described under “Summary—Terms of the Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of CBS Class B Common Stock.”

Stockholders who directly or beneficially own less than 100 shares of CBS Class B Common Stock (“odd-lots”) and who validly tender all of their shares will not be subject to proration. For instance, if you directly or beneficially own 50 shares of CBS Class B Common Stock and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 shares of CBS Class B Common Stock, but do not tender all of your shares, you will be subject to proration to the same extent as holders of more than 100 shares if the exchange offer is oversubscribed. Direct or beneficial holders of 100 or more shares of CBS Class B Common Stock will be subject to proration. In addition, shares held on behalf of participants in the CBS Savings Plans (each of which plans holds more than 100 shares of CBS Class B Common Stock) will be subject to proration.

Proration for each tendering stockholder subject to proration will be based on (i) the proportion that the total number of shares of CBS Class B Common Stock to be accepted, except for tenders of odd-lots, as described above, bears to the total number of shares of CBS Class B Common Stock validly tendered and not properly withdrawn, except for tenders of odd-lots, as described above, and (ii) the number of shares of CBS Class B Common Stock validly tendered and not properly withdrawn by that stockholder (and not on that stockholder’s aggregate ownership of shares of CBS Class B Common Stock). Any shares of CBS Class B Common Stock not accepted for exchange as a result of proration will be returned to tendering stockholders promptly after the final proration factor is determined.

CBS will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration of the exchange offer. This preliminary determination is referred to as the “preliminary proration factor.” CBS will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”

Q:	Will I be able to sell my shares of Radio Common Stock after the exchange offer and Spin-Off, if any, are completed?

A:	No. There is currently no trading market for shares of Radio Common Stock and no such trading market is expected to be established in the future. In the Merger, each outstanding share of Radio Common Stock will automatically be converted into the right to receive an equal number of shares of Entercom Class A Common Stock. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:	How many shares of CBS Class B Common Stock will CBS accept if the exchange offer is completed?

A:	The number of shares of CBS Class B Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B Common Stock tendered. Prior to the consummation of the Final Distribution, CBS will directly hold 101,407,494 shares of Radio Common Stock. CBS will offer the 101,407,494 shares of Radio Common Stock in the exchange offer. The maximum number of shares of CBS Class B Common Stock that will be accepted if the exchange offer is completed will be equal to the number of shares of Radio Common Stock held by CBS (i.e., 101,407,494) divided by the final exchange ratio (which will be subject to the upper limit). For example, assuming that the final exchange ratio is 5.7466 (the upper limit for shares of Radio Common Stock that could be exchanged for one share of CBS Class B Common Stock), then CBS would accept up to 17,646,520 shares of CBS Class B Common Stock.

Q:	Are there any conditions to CBS’s obligation to complete the exchange offer?

A:	Yes. The Final Distribution (including the exchange offer and, if necessary, the Spin-Off) is subject to various conditions listed under “The Exchange Offer—Conditions for Consummation of the Final Distribution.” If any of these conditions are not satisfied or waived prior to the expiration of the exchange offer, CBS will not be required to accept shares for exchange and may extend or terminate the exchange offer. Any Spin-Off that may be required after the exchange offer is also subject to the same conditions as the exchange offer. The exchange offer is not subject to any condition that a minimum number of shares must be tendered in the exchange offer.

CBS may waive any of the conditions to the exchange offer, but if CBS waives the condition that it receive the Distribution Tax Opinion (as defined below) from its counsel, then CBS may be required to extend the exchange offer and pay a penalty to Entercom no later than five business days after the closing of the Merger (the “Tax Opinion Waiver Penalty”). For a description of the material conditions precedent to the exchange offer, including satisfaction or waiver of the conditions to the Transactions, the receipt of Entercom shareholder approval for the issuance of shares of Entercom Class A Common Stock in connection with the Merger, an amendment to Entercom’s Amended and Restated Articles of Incorporation (the “Entercom Articles”) in order to provide that the Entercom board of directors will be classified after the Merger and other conditions, see “The Exchange Offer—Conditions for Consummation of the Final Distribution.” Entercom has no right to waive any of the conditions to the exchange offer. For a description of the Tax Opinion Waiver Penalty, see “The Separation Agreement—The Final Distribution.”

Q:	When does the exchange offer expire?

A:	The period during which you are permitted to tender your shares of CBS Class B Common Stock in the exchange offer will expire at 11:59 p.m., New York City time, on November 16, 2017, unless CBS extends the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer—Extension; Termination; Amendment.”

Q:	Can the exchange offer be extended and under what circumstances?

A:

Yes. CBS can, subject to the terms and conditions of the Separation Agreement and the Merger Agreement, extend the exchange offer, in its sole discretion, at any time and from time to time. For instance, the exchange offer may be extended if any of the conditions for consummation of the exchange offer listed under “The Exchange Offer—Conditions for Consummation of the Final Distribution” are not satisfied or waived prior to the expiration of the exchange offer. In case of an extension of the exchange offer, CBS will publicly announce the extension at www.cbscorpexchange.com and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

CBS’s right to extend the exchange offer is subject to the terms and conditions of the Separation Agreement and the Merger Agreement. The Separation Agreement provides that the terms and conditions of the exchange offer must comply with all applicable legal requirements and with the rules and regulations of the NYSE. See “The Separation Agreement—The Final Distribution.” The Separation Agreement also provides that CBS is limited in its discretion to set the terms and conditions of the exchange offer by its obligations under the Merger Agreement’s provisions with respect to tax matters, its obligations to make certain filings at certain times with the SEC, the obligation of CBS to take certain actions to obtain approval of government authorities for the Merger, and the general obligations of CBS to consummate the Merger. See “Merger Agreement—Tax Matters,” “Merger Agreement—SEC Filings” and “Merger Agreement—Certain Other Covenants and Agreements.”

CBS’s right to extend the exchange offer is also limited by the termination date of the Merger Agreement, which is set at January 31, 2018 but may be extended to May 2, 2018 in certain circumstances by CBS or Entercom if the Merger is not consummated by November 2, 2017. The exchange offer must be consummated before the termination date, as it may be extended, of the Merger Agreement. Each party has the right to extend the Merger Agreement’s termination date if the approval of the Federal Communications Commission (“FCC”) has not been obtained or if the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) has not occurred, in each case only if the failure to consummate the Merger is not due to a party’s failure to perform its obligations under the Merger Agreement. However, if as of January 31, 2018, the conditions to the closing of the Merger concerning the expiration or termination of any applicable waiting period under the HSR Act, the approval of the FCC, the approval of Entercom’s shareholders and the absence of any law or order restraining, enjoining or prohibiting the consummation of the transaction have all been satisfied, CBS may not terminate the Merger Agreement due to the passing of the termination date of the Merger. See “Merger Agreement—Termination.”

Q:	How do I decide whether to participate in the exchange offer?

A:	Whether you should participate in the exchange offer depends on many factors. You should carefully examine your specific financial position, plans and needs before you decide whether to participate, as well as the relative risks associated with an investment in Entercom and CBS. In addition, you should consider all of the factors described in “Risk Factors.” None of CBS, Entercom, CBS Radio or any of their respective directors or officers or any other person make any recommendation as to whether you should tender all, some or none of your shares of CBS Class B Common Stock. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including any documents referred to in this document, very carefully.

Q:	Can I participate in the exchange offer if I hold CBS Class A Common Stock?

A:	CBS is only offering to exchange shares of Radio Common Stock for outstanding shares of CBS Class B Common Stock that are validly tendered and not properly withdrawn. However, if you hold CBS Class A Common Stock, you can participate in the exchange offer, but only by either:

•	converting your shares of CBS Class A Common Stock into an equal number of shares of CBS Class B Common Stock in advance of the expiration date of the exchange offer and tendering such shares of CBS Class B Common Stock received upon conversion in advance of the expiration date; or

•

conditionally converting your shares of CBS Class A Common Stock into an equal number of shares of CBS Class B Common Stock pursuant to the procedures set forth in this document by executing and delivering to the exchange agent for the exchange offer: (i) a conditional notice of conversion for all such shares of CBS Class A Common Stock submitted to be exchanged, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any; and (ii) a letter of transmittal for CBS

Class B Common Stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message, in each case with respect to which the shares of CBS Class A Common Stock have been submitted for exchange, noting that shares of CBS Class A Common Stock will be converted to the extent the CBS Class B Common Stock is accepted for exchange in the exchange offer. To the extent shares of CBS Class A Common Stock are not converted, the exchange agent will promptly return your payment of documentary, stamp or similar issue or transfer taxes, if any.

If you elect to convert shares of CBS Class A Common Stock on a non-conditional basis, you may not withdraw such election of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B Common Stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A Common Stock into shares of CBS Class B Common Stock, if CBS proceeds with the exchange offer you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B Common Stock in the exchange offer, by following the procedures set forth herein.

Participants in the CBS 401(k) Plan that have assets in the CBS Class A Company Stock Fund and would like to participate in the exchange offer should follow the special instructions that are being sent to them by the plan administrator.

Notwithstanding the foregoing, National Amusements has represented that it will not participate in the exchange offer.

Q:	Will holders of CBS stock options or restricted stock units have the opportunity to exchange their CBS stock options or restricted stock units for Radio Common Stock in the exchange offer?

A:	No, neither holders of vested or unvested stock options nor holders of restricted stock units (including performance-based restricted stock units and time-based restricted stock units) can tender the shares of CBS Class B Common Stock underlying such awards in the exchange offer. However, holders of vested and unexercised CBS stock options can exercise their vested stock options in accordance with the terms of the plans under which the options were issued and tender the shares of CBS Class B Common Stock received upon exercise in the exchange offer. The exercise of a CBS stock option cannot be revoked for any reason, including if the exchange offer is terminated for any reason or if shares of CBS Class B Common Stock received upon exercise are tendered and not accepted for exchange in the exchange offer. Additionally, if you hold shares of CBS Class B Common Stock as a result of the vesting and settlement of restricted stock units, these shares can be tendered in the exchange offer.

If you are a holder of vested and unexercised CBS stock options and wish to exercise such stock options and tender shares of CBS Class B Common Stock received upon exercise in the exchange offer, you should be certain to initiate such exercise generally no later than 4:00 p.m., New York City time, on the tenth trading day prior to the expiration of the exchange offer, so that the shares of CBS Class B Common Stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker or account administrator. In the event that you choose to exercise such stock options and tender shares of CBS Class B Common Stock received upon exercise in the exchange offer, you will be required to satisfy the exercise price and any applicable tax withholding amounts in cash.

There are tax consequences associated with the exercise of a stock option, and individual tax circumstances may vary. You are urged to consult the prospectus provided to you in connection with your participation in the CBS Corporation 2004 Long-Term Management Incentive Plan (as amended and restated through May 25, 2006) and/or the CBS Corporation 2009 Long-Term Incentive Plan (as amended and restated May 23, 2013), as applicable, and to consult your own tax advisor regarding the consequences to you of exercising your stock options. You are also urged to read carefully the discussion in “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger” and to consult your own tax advisor regarding the consequences to you of the exchange offer.

Q:	How do I participate in the exchange offer?

A:	The procedures you must follow to participate in the exchange offer will depend on whether you hold your shares of CBS Class B Common Stock through a bank or trust company or broker, as a participant in the CBS Savings Plans, or if your shares of CBS Class B Common Stock are registered in your name in CBS’s direct register of shares (the “DRS”). For specific instructions about how to participate, see “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering.”

Q:	How do I tender my shares of CBS Class B Common Stock after the final exchange ratio has been determined?

A:	CBS will announce the final exchange ratio used to determine the number of shares that can be received for each share of CBS Class B Common Stock accepted in the exchange offer by press release and be available on the website www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017), unless the exchange offer is extended or terminated. The timing of such announcement will therefore provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio during which to decide whether to tender or withdraw their shares in the exchange offer. If you wish to tender shares of CBS Class B Common Stock pursuant to the exchange offer but (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach the exchange agent on or before the expiration date of the exchange offer, you may still tender your shares of CBS Class B Common Stock by complying with the guaranteed delivery procedures described in the section entitled “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.” If you hold shares of CBS Class B Common Stock through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

If your shares of CBS Class B Common Stock are held through an institution and you wish to tender your CBS Class B Common Stock after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the exchange agent via facsimile prior to 11:59 p.m., New York City time, on the expiration date.

Q:	Can I tender only a portion of my shares of CBS Class B Common Stock in the exchange offer?

A:	Yes. You may tender all, some or none of your shares of CBS Class B Common Stock. If you tender only a portion of your shares of CBS Class B Common Stock, or elect not to tender any of your shares, you will still be eligible to receive your pro rata distribution of shares in the Spin-Off, if any, with respect to the shares of CBS Class B Common Stock that you do not tender (and any shares of CBS Class A Common Stock that you own).

There is no minimum number of shares that must be tendered by a holder of CBS Class B Common Stock in order to participate in the exchange offer.

Q:	What do I do if I want to retain all of my shares of CBS Class B Common Stock?

A:	If you want to retain all of your shares of CBS Class B Common Stock, you do not need to take any action. However, after the Transactions, CBS Radio will no longer be owned by CBS, and as a holder of CBS Class B Common Stock you will no longer hold shares in a company that owns CBS Radio unless you receive shares of Radio Common Stock in the Spin-Off if necessary, which shares will be immediately thereafter converted into Entercom Class A Common Stock in the Merger.

Q:	Can I change my mind after I tender my shares of CBS Class B Common Stock?

A:	Yes. You may withdraw your tendered shares at any time before the exchange offer expires. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.” In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. If you change your mind again, you can re-tender your shares of CBS Class B Common Stock by following the tender procedures again prior to the expiration date of the exchange offer.

If you hold your shares through the CBS Savings Plans, you may withdraw or change your previously submitted instructions to the trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be received by the tabulator for the trustee of the applicable CBS Savings Plan on your behalf before 1:00 p.m., New York City time, on November 10, 2017. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions may also be extended.

Q:	Will I be able to withdraw the shares of CBS Class B Common Stock that I tender after the final exchange ratio has been determined?

A:	Yes. The final exchange ratio used to determine the number of shares of Radio Common Stock that you will receive for each share of CBS Class B Common Stock accepted in the exchange offer will be announced by press release and be available on the website www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017), unless the exchange offer is extended or terminated. CBS will also announce at that time whether the upper limit on the number of shares of Radio Common Stock that can be received for each share of CBS Class B Common Stock tendered is in effect. The timing of such announcement will therefore provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the exchange offer. Subject to any extension or termination, you have the right to withdraw shares of CBS Class B Common Stock you have tendered at any time before 11:59 p.m., New York City time, on the expiration date, which is November 16, 2017. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. See “The Exchange Offer—Terms of the Exchange Offer.”

Q:	How do I withdraw my tendered CBS Class B Common Stock after the final exchange ratio has been determined?

A:	If you are a registered stockholder of Class B Common Stock holding shares through the DRS and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. The information that must be included in that notice is specified under “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 11:59 p.m., New York City time, on the expiration date. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

If your shares of CBS Class B Common Stock are held through an institution and you wish to withdraw your shares of CBS Class B Common Stock after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date, in the form of The Depository Trust Company’s notice of withdrawal and you must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. See “The Exchange Offer—Terms of the Exchange Offer—Withdrawal Rights.”

Q:	Will I be subject to U.S. federal income tax on the shares of Radio Common Stock that I receive in the exchange offer or on the shares of Entercom Class A Common Stock that I receive in the Merger?

A:	Stockholders of CBS generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange offer or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of Entercom Class A Common Stock received in the Merger. CBS expects to receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to CBS, that each of the Internal Distributions and the Final Distribution will qualify as a tax-free transaction under Section 355 of the Code (the “Distribution Tax Opinion”).

The material U.S. federal income tax consequences of the exchange offer and the Merger are described in more detail under “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger.”

Q:	Are there any material differences between the rights of holders of CBS Class B Common Stock and Entercom Class A Common Stock?

A:	Yes. Entercom is a Pennsylvania corporation and CBS is a Delaware corporation, and each is subject to different organizational documents. Holders of CBS Class B Common Stock, whose rights are currently governed by CBS’s organizational documents and Delaware law, will, with respect to the shares validly tendered and exchanged immediately following the exchange offer, become shareholders of Entercom and their rights will be governed by Entercom’s organizational documents and Pennsylvania law. The material differences between the rights associated with CBS Class B Common Stock and Entercom Class A Common Stock that may affect holders of CBS Class B Common Stock whose shares are accepted for exchange in the exchange offer and who will obtain shares of Entercom Class A Common Stock in the Merger, relate to, among other things, classification of the board of directors, removal of directors, advance notice procedures for shareholder proposals or director nominations, procedures for amending organizational documents and approval of certain business combinations. For a further discussion of the material differences between the rights of holders of CBS Class B Common Stock and Entercom Class A Common Stock, see the section entitled “Comparison of Rights of Holders of CBS Common Stock and Entercom Common Stock.”

Q:	Are there any appraisal rights for holders of shares of CBS Class B Common Stock?

A:	There are no appraisal rights available to holders of shares of CBS Class B Common Stock in connection with the Transactions.

Q:	What will CBS do with the shares of CBS Class B Common Stock that are tendered, and what is the impact of the exchange offer on CBS’s share count?

A:	The shares of CBS Class B Common Stock that are tendered in the exchange offer will be held as treasury stock by CBS. Any shares of CBS Class B Common Stock acquired by CBS in the exchange offer will reduce the total number of shares of CBS Class B Common Stock outstanding, although CBS’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises and release of shares upon vesting restricted stock units.

Q:	Whom do I contact for information regarding the exchange offer?

A:	You may ask any questions about the exchange offer or request copies of the exchange offer documents and the other information incorporated by reference in this prospectus, including copies of this document and the letter of transmittal (including the instructions thereto), from CBS, without charge, upon written or oral request to the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-866-741-9588 (toll-free for all stockholders in the United States) or +1-781-575-2137 (outside the United States).

Questions and Answers About the Transactions

Q:	What are the key steps of the Transactions?

A:	Below is a summary of the key steps of the Transactions. A step-by-step description of material events relating to the Transactions is set forth under “The Transactions.”

•	CBS, certain of its subsidiaries and CBS Radio will complete the following distributions and stock split (which are together referred to in this document as the “Radio Reorganization”). At the time of the signing of the Merger Agreement on February 2, 2017, CBS Radio had two classes of common stock, the Radio Series 1 Common Stock, par value $0.01 per share (the “Radio Series 1 Common Stock”), and the Radio Series 2 Common Stock, par value $0.01 per share (the “Radio Series 2 Common Stock” and, together with the Radio Series 1 Common Stock, the “Radio Existing Common Stock”). As of February 2, 2017, CBS directly owned 100% of the equity of Westinghouse CBS Holding Company, Inc., a Delaware corporation (“Westinghouse”), Westinghouse directly owned 100% of the equity of CBS Broadcasting Inc., a New York corporation (“CBS Broadcasting”) and CBS Broadcasting directly owned 100% of the Radio Existing Common Stock. Prior to the consummation of the Final Distribution, CBS Broadcasting will distribute all of the outstanding equity of CBS Radio to Westinghouse, and Westinghouse will then distribute all of the outstanding equity of CBS Radio to CBS. These distributions are referred to in this document as the “Internal Distributions.”

•	Following completion of the Internal Distributions, CBS Radio will (a) take all necessary actions to ensure that the Radio Series 1 Common Stock and the Radio Series 2 Common Stock are combined into a single class of common stock, par value $0.01 per share (the “Radio New Common Stock”), (b) authorize the issuance of at least 101,407,494 shares of Radio New Common Stock and (c) effect a stock split of the outstanding shares of Radio New Common Stock, as a result of which, as of immediately prior to the effective time of the Final Distribution, 101,407,494 shares of Radio New Common Stock will be issued and outstanding, all of which will be owned directly by CBS (collectively, (a) through (c), the “Stock Split”).

•

CBS will offer to holders of CBS Class B Common Stock the right to exchange all or a portion of their shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer. If the exchange offer is consummated but is not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), CBS will distribute the remaining outstanding shares of Radio Common Stock held by CBS on a pro rata basis in the Spin-Off. Such remaining outstanding shares of Radio Common Stock will be distributed by CBS to holders of CBS Common Stock whose shares remain outstanding after consummation of the exchange offer, based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Such Spin-Off, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in any Spin-Off. Any holder of CBS Common Stock who validly tenders (and does not properly withdraw)

shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed in the Spin-Off. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Radio Common Stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Entercom Class A Common Stock into which the remaining shares of Radio Common Stock will be converted in the Merger will be transferred to holders of CBS Common Stock (after giving effect to the consummation of the Final Distribution) as promptly as practicable thereafter.

•	Immediately after the Final Distribution, Merger Sub will merge with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and as a wholly owned subsidiary of Entercom. In the Merger, each outstanding share of Radio Common Stock will be automatically converted into the right to receive an equal number of shares of Entercom Class A Common Stock, as described in the section entitled “The Merger Agreement—Merger Consideration.”

•	Following the Merger, Entercom will contribute all of the issued and outstanding equity interests of Entercom Radio, LLC to CBS Radio, such that Entercom Radio, LLC will become a wholly owned subsidiary of CBS Radio (the “Contribution”). Entercom Radio, LLC is a subsidiary of Entercom and owns and operates the radio stations of Entercom. Entercom Radio, LLC will then repay or cause to be repaid all outstanding amounts under its credit agreement, dated as of November 1, 2016 (as amended, supplemented or modified prior to the closing of the Merger) (the “Entercom Credit Agreement”), terminate all commitments under the Entercom Credit Agreement and obtain a release of all security interests for the Entercom Credit Agreement. In connection with such Contribution and the Radio Financing, Entercom Radio, LLC will become a guarantor under a credit agreement, dated as of October 17, 2016 among CBS Radio, the guarantors named therein, the lenders named therein, and JPMorgan Chase Bank, N.A., as administrative agent (as amended by Amendment No. 1, dated as of March 3, 2017, the “Radio Credit Agreement”), and an indenture dated as of October 17, 2016 among CBS Radio, the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee (the “Radio Notes Indenture”), and will pledge certain of its assets to secure amounts outstanding under the Radio Credit Agreement.

•	In connection with the entry into the Merger Agreement, CBS Radio entered into a commitment letter (the “Commitment Letter”) with Goldman Sachs Bank USA and Morgan Stanley Senior Funding, Inc. (collectively, the “Initial Commitment Parties”) and a joinder thereto with Credit Suisse AG, Cayman Islands Branch, Bank of America, N.A., Wells Fargo Bank, N.A., JPMorgan Chase Bank, N.A. Citibank Global Markets, Inc., Deutsche Bank AG New York Branch, BNP Paribas, Sumitomo Mitsui Banking Corporation, U.S. Bank National Association, The Toronto-Dominion Bank, New York Branch and Societe Generale and the other lenders from time to time party thereto (collectively, together with the Initial Commitment Parties, the “Commitment Parties”), pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement (the “Radio Financing”), the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom (as described above), to redeem Entercom’s preferred stock, and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

Q:	What are the material U.S. federal income tax consequences to Entercom and holders of Entercom’s common stock resulting from the Final Distribution and the Merger?

A:	Entercom will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Final Distribution or the Merger. Because holders of Entercom Class A Common Stock, the Class B common stock, par value $0.01 per share, of Entercom (the “Entercom Class B Common Stock”), and the Class C common stock, par value $0.01 per share (the “Entercom Class C Common Stock”), of Entercom (collectively, the “Entercom Common Stock”) will not participate in the Final Distribution or the Merger, holders of Entercom Common Stock will not recognize gain or loss upon either the Final Distribution (including the exchange offer) or the Merger as a result of holding Entercom Common Stock.

Q:	What will holders of Entercom Common Stock receive in the Merger?

A:	Entercom shareholders will not directly receive any consideration in the Merger. All shares of Entercom Common Stock issued and outstanding immediately before the Merger will remain issued and outstanding after consummation of the Merger. Immediately after the Merger, holders of Entercom Common Stock will continue to own shares in Entercom, which will include CBS Radio.

Following completion of the Transactions, CBS Radio will be a wholly owned subsidiary of Entercom and will continue to hold CBS’s radio business. Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, in each case on a fully diluted basis in the aggregate.

Q:	What are the possible effects on the value of Entercom Class A Common Stock to be received by holders of CBS Class B Common Stock who participate in the exchange offer?

A:	Holders of CBS Class B Common Stock that participate in the exchange offer will be exchanging their shares of CBS Class B Common Stock for shares of Radio Common Stock at a 7.0% discount per-share value of Entercom Class A Common Stock. CBS determined the discount for holders of CBS Class B Common Stock with the objective of creating an economic incentive to encourage such holders to participate in the exchange offer. During the exchange offer, the existence of this discount could negatively affect the market price of Entercom Class A Common Stock. See “The Exchange Offer—Terms of the Exchange Offer—General.” Prospective buyers of Entercom Class A Common Stock could choose to acquire shares of Entercom Class A Common Stock indirectly by purchasing shares of CBS Class B Common Stock and then tender such shares in the exchange offer. Additionally, certain market participants may use a hedging strategy to manage risk in the context of split-off transactions that involves shorting Entercom Class A Common Stock. Both occurrences, or either individually, could result in a decrease in the price of Entercom Class A Common Stock during the exchange offer. See “Risk Factors—Risks Related to the Transaction—Arbitrage trading during the exchange offer could adversely impact the price of Entercom Class A Common Stock.” However, because the Pricing Mechanism (as defined below) determines the final exchange ratio using VWAPs over the three Valuation Dates, any negative effect on the market price of Entercom Class A Common Stock prior to the Valuation Dates resulting from these strategies would be offset by a higher exchange ratio, thereby reducing the impact on holders of CBS Class B Common Stock participating in the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer—Pricing Mechanism.”

Entercom’s management will also be required to devote a significant amount of time and attention to the process of integrating the operations of Entercom and CBS Radio. If Entercom’s management is not able to effectively manage this process, Entercom’s business could suffer and its stock price may decline. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Furthermore, on February 2, 2017, Joseph M. Field, Marie Field and David J. Field entered into a Side Letter Agreement with Entercom (the “Field Family Side Letter Agreement”), pursuant to which such shareholders agreed to certain restrictions on the transfer of their Entercom Common Stock (with exceptions for certain estate planning transfers) for nine months after closing of the Merger. Such shareholders also agreed to automatically convert certain of their shares of Entercom Class B Common Stock into shares of

Entercom Class A Common Stock upon the occurrence of certain events, including the conversion of 3,152,333 shares of Entercom Class B Common Stock upon the closing of the Merger and the conversion of the remaining shares of Entercom Class B Common Stock held by such shareholders if a minimum ownership threshold by such shareholders and their estates is not met, subject in each case to the terms and conditions of the Field Family Side Letter Agreement. Should these conversions occur as described in the Field Family Side Letter Agreement, and as a result of the effect of the conversion of Radio Common Stock into the right to receive Entercom Class A Common Stock in the Merger, following the consummation of the Merger the aggregate voting power of holders of Entercom Class A Common Stock will increase in relation to the aggregate voting power of holders of Entercom Class B Common Stock.

Q:	How will the Transactions impact the future liquidity and capital resources of Entercom?

A:	Following completion of the Merger, Entercom will not maintain both the Entercom Credit Agreement and the Radio Credit Agreement. In connection with entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which such Commitment Parties committed to provide, subject to customary closing conditions, up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described below in order to, among other things, simplify Entercom’s capital structure.

Following consummation of the Merger, Entercom Radio, LLC will use the proceeds of the Radio Financing to pay fees and expenses in connection with the Transactions, redeem Entercom’s preferred stock, repay or cause to be repaid all outstanding amounts under the Entercom Credit Agreement, terminate all commitments under the Entercom Credit Agreement and obtain a release of all security interests for the Entercom Credit Agreement. In connection with the Contribution and the Radio Financing, Entercom Radio, LLC will become a guarantor under the Radio Credit Agreement and the Radio Notes Indenture, and will pledge certain of its assets to secure amounts outstanding under the Radio Credit Agreement.

Entercom anticipates that, following the consummation of the Merger, its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under the Radio Credit Agreement. Entercom expects that these sources of liquidity will be sufficient to make required payments of interest on its outstanding debt and to fund working capital and capital expenditure requirements, including costs relating to the Transactions. See “Information on Entercom—Entercom’s Liquidity and Capital Resources After the Consummation of the Transactions” for a further discussion on Entercom’s future liquidity and capital resources.

Q:	How do the Transactions impact Entercom’s dividend policy?

A:	On each of May 25, 2016, August 15, 2016, November 7, 2016, February 8, 2017, May 10, 2017 and July 28, 2017, Entercom’s board of directors declared a cash dividend of $0.075 per share. The dividends were paid on June 15, 2016, September 15, 2016, December 15, 2016, March 15, 2017, June 15, 2017 and September 15, 2017, respectively. Additionally, on July 28, 2017, Entercom announced, as permitted under the Merger Agreement, a special one-time cash dividend of $0.20 per share, which was paid on August 30, 2017. Pursuant to the Merger Agreement, Entercom has agreed not to declare or pay any dividends or make other distributions in respect of any shares of its capital stock (whether in cash, securities or property), except for the declaration and payment of (a) regular quarterly cash dividends (i) not in excess of $0.125 per share of Entercom Common Stock and (ii) pursuant to the terms of the preferred stock of Entercom, par value $0.01 per share, and (b) cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by Entercom. The special one-time cash dividend of $0.20 per share is an exception under the Merger Agreement to the restrictions on payment of dividends.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. Consummation of the Transactions is subject to a number of conditions, including the consent of the FCC and the expiration or termination of any applicable waiting period (and any extension of any applicable waiting period) under the HSR Act.

The consummation of the Radio Reorganization is subject to a number of conditions, including:

•	the fulfillment or waiver of the conditions set forth to effect the Merger Agreement (except for the condition that the Radio Reorganization has been consummated and the conditions that by their nature are to be satisfied at the closing of the Merger (the “Closing”)—see “The Merger Agreement—Conditions to the Merger”);

•	the receipt by CBS of the Distribution Tax Opinion (and, if CBS waives the condition that it receive the Distribution Tax Opinion, then CBS may be required to pay the Tax Opinion Waiver Penalty); and

•	the receipt of all necessary permits and authorizations under state or federal securities laws.

The consummation of the Final Distribution (including the exchange offer and, if any, the Spin-Off) is subject to a number of conditions, including:

•	the consummation of the Radio Reorganization;

•	the receipt by CBS of the Distribution Tax Opinion (and, if CBS waives the condition that it receive the Distribution Tax Opinion, then CBS may be required to pay the Tax Opinion Waiver Penalty);

•	the receipt of all necessary permits and authorizations under state or federal securities laws;

•	the preparation and delivery to the holders of record of CBS Common Stock of all information required to be provided by law concerning CBS Radio, its business, operations and management, the Final Distribution and other matters; and

•	the fulfillment or waiver of the conditions set forth to effect the Merger Agreement (except for the condition that the Final Distribution has been consummated and the conditions that by their nature are to be satisfied at the Closing).

The consummation of the Merger is subject to a number of conditions, including:

•	consummation of the Radio Reorganization and the Final Distribution in accordance with the Separation Agreement and the Distribution Tax Opinion;

•	the consent of the FCC for the Transactions and the expiration or termination of any applicable waiting period (and any extension of any applicable waiting period) under the HSR Act, each without the imposition of any Burdensome Restriction (as defined below);

•	effectiveness of this registration statement and the other registration statements required for the Transactions;

•	the obtaining by the parties of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) relating to the issuance and trading of shares of Entercom Class A Common Stock;

•	the affirmative approval by a majority of the aggregate voting power represented by the Entercom Common Stock, voting as a single class, to approve the issuance of the Entercom Class A Common Stock;

•	the affirmative approval by a majority of the aggregate voting power represented by the Entercom Common Stock, voting as a single class, to approve an amendment to the Entercom Articles in order to provide that the Entercom board of directors will be classified after the Merger;

•	the absence of any law or order prohibiting any of the Transactions; and

•	other customary conditions.

In addition to these closing conditions, a condition for Entercom to consummate the Merger is CBS Radio’s receipt of the Radio Financing. The exchange offer is not subject to any condition that a minimum number of shares must be tendered in the exchange offer. This document describes these conditions in more detail under “The Merger Agreement—Conditions to the Merger.”

A “Burdensome Restriction” is defined as the imposition of a requirement that (i) Entercom or any of its subsidiaries, including for the purposes of this analysis CBS Radio and any of its subsidiaries, agree to restrictions or limitations on, or divest any of, their assets, business or properties that in the aggregate contributed more than $40 million in EBITDA in calendar year 2016, or (ii) CBS or any of its subsidiaries, excluding for the purposes of this analysis CBS Radio and any of its subsidiaries, agree to restrictions or limitations on or divest any of their assets, properties or businesses (other than reasonable and customary transitional arrangements to facilitate divestitures that Entercom is required to make).

Q:	When will the Transactions be completed?

A:	CBS, CBS Radio and Entercom expect to complete the Transactions in the fourth quarter of 2017. However, it is possible that the Transactions could be completed at a later time or not at all. For a discussion of the conditions to the Transactions, see “The Merger Agreement—Conditions to the Merger.”

Q:	Are there risks associated with the Transactions?

A:	Yes. The material risks associated with the Transactions are discussed in the section entitled “Risk Factors.” Those risks include the risk that sales of Entercom Class A Common Stock may negatively affect that security’s market price, the risk that the historical financial information of CBS Radio may not be a reliable indicator of its future results, the risk that Entercom may be unable to provide the same types and level of digital services and resources to CBS Radio that historically have been provided by CBS, the risk that Entercom’s business may be adversely affected by the Transactions and the risk that the Merger Agreement may be terminated and the exchange offer may not be consummated.

Q:	What shareholder approvals are needed in connection with the Transactions?

A:	After the execution of the Merger Agreement and the Separation Agreement, on February 2, 2017, CBS Broadcasting, which, as of February 2, 2017, was the sole shareholder of CBS Radio, approved the Transactions, including the Merger, the exchange offer and, if necessary, the Spin-Off.

Entercom cannot complete the Transactions unless the proposal relating to the issuance of shares of Entercom Class A Common Stock in the Merger and the amendment of the Entercom Articles in order to provide that the Entercom board of directors will be classified after the Merger is approved by the affirmative vote of a majority of the shares of Entercom Common Stock voting together as a single class represented and voting at the Special Meeting, either in person or by proxy. Concurrently with the execution of the Merger Agreement, Entercom and Joseph M. Field, who holds a controlling voting interest in Entercom, entered into a Voting Agreement, dated as of February 2, 2017 (the “Voting Agreement”). Pursuant to the Voting Agreement, Mr. Field committed to vote in favor of the issuance of shares of Entercom Class A Common Stock in the Merger, an amendment to the Entercom Articles to provide that the Entercom board of directors will be classified after the Merger and not to tender into or vote for any alternative proposal for one year after the termination of the Merger Agreement (but only through the termination provisions identified in the Voting Agreement). As a consequence, each of the approvals sought at the meeting required for the Merger can be approved based solely on the favorable vote of Joseph M. Field. See “Other Agreements and Other Related Party Transactions—Voting Agreement.”

Q:	Where will the Entercom Class A Common Stock shares to be issued in the Merger be listed?

A:	Entercom Class A Common Stock is listed on the NYSE under “ETM.” After the consummation of the Transactions, all shares of Entercom Class A Common Stock issued in the Merger, and all other outstanding shares of Entercom Class A Common Stock, will continue to be listed on the NYSE.

Q:	Where can I find out more information about CBS, Entercom and CBS Radio?

A:	You can find out more information about CBS, Entercom and CBS Radio by reading this prospectus and, with respect to CBS, from various sources described in “Where You Can Find More Information; Incorporation by Reference.”

SUMMARY

The following summary contains certain information described in more detail elsewhere in this document. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire document and the documents it refers to. See “Where You Can Find More Information; Incorporation by Reference.”

The Companies

CBS Corporation

CBS Corporation

51 W. 52nd Street

New York, New York 10019

Telephone: (212) 975-4321

CBS Corporation was incorporated in Delaware in 1986 and is referred to in this document as CBS. CBS operates businesses which span the media and entertainment industries, including the CBS Television Network, cable networks, content production and distribution, television and radio stations, Internet-based businesses and consumer publishing. CBS’s principal offices are located at 51 W. 52nd Street, New York, New York 10019.

CBS Radio Inc.

CBS Radio Inc.

1271 Avenue of the Americas, Fl. 44

New York, New York 10020

Telephone: (212) 649-9600

CBS Radio Inc., a Delaware corporation referred to in this document as CBS Radio, is an indirect wholly owned subsidiary of CBS. CBS Radio is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. CBS Radio’s programming focuses on three areas of content, Sports, News and Music & Entertainment, and the company also distributes content through an integrated suite of digital properties, including market-focused local websites, Radio.com (a streaming service), Eventful (an event discovery platform) and Play.it (a podcast network). In addition, CBS Radio produces live events, including concerts, multi-day musical festivals, speaker series, trade shows and sports-related events.

Prior to February 2, 2017, CBS transferred, or caused its subsidiaries to transfer, substantially all of the assets and liabilities of CBS’s radio business to CBS Radio. CBS will retain all liabilities related to the operations of the business of CBS other than those related to CBS’s radio business, environmental liabilities arising out of or relating to the occurrence or existence of certain actions of CBS Radio prior to the date of the Merger, costs incurred by CBS Radio and certain of its subsidiaries in connection with the Transactions and securities liabilities from CBS equity and debt holders (unless related to Entercom’s SEC filings or statements provided by Entercom).

Entercom Communications Corp.

Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, Pennsylvania 19004

Telephone: (610) 660-5610

Entercom Communications Corp. is the fourth-largest radio broadcasting company in the United States with a portfolio of 125 radio stations in top markets across the country. Entercom is headquartered in the Philadelphia, Pennsylvania metropolitan area and is and has been a Pennsylvania corporation since its organization in 1968.

Constitution Merger Sub Corp.

Constitution Merger Sub Corp.

c/o Entercom Communications Corp.

401 E. City Avenue, Suite 809

Bala Cynwyd, Pennsylvania 19004

Telephone: (610) 660-5610

Constitution Merger Sub Corp., a Delaware corporation referred to in this document as Merger Sub, is a newly formed, direct wholly owned subsidiary of Entercom that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

The Transactions

On February 2, 2017, CBS and Entercom, along with CBS Radio and Merger Sub, entered into the Merger Agreement, and CBS and CBS Radio entered into the Separation Agreement, which together provide for the combination of Entercom’s business and CBS’s radio business. Prior to February 2, 2017, CBS transferred, or caused its subsidiaries to transfer, to CBS Radio or one or more of its subsidiaries substantially all of the assets and liabilities of CBS’s radio business.

Prior to the Merger, CBS, certain of its subsidiaries and CBS Radio will complete the Radio Reorganization. In the Internal Distributions, CBS Broadcasting will distribute all of the outstanding equity of CBS Radio to Westinghouse, and Westinghouse will then distribute all of the outstanding equity of CBS Radio to CBS. Following the consummation of the Internal Distributions, CBS Radio will then effect the Stock Split.

Following the consummation of the Radio Reorganization, CBS will consummate an offer to exchange all of the outstanding shares of Radio Common Stock for outstanding shares of CBS Class B Common Stock. CBS anticipates that the final exchange ratio will be set by the Pricing Mechanism such that the exchange offer will be fully- or over-subscribed by holders of CBS Class B Common Stock. Subject to the terms and conditions of the Merger Agreement and the Separation Agreement, in the event that holders of CBS Class B Common Stock subscribe for less than all of the outstanding shares of Radio Common Stock held by CBS in the exchange offer (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), CBS will distribute the remaining outstanding shares of Radio Common Stock held by CBS on a pro rata basis to holders of CBS Common Stock whose shares of CBS Common Stock remain outstanding after consummation of the exchange offer in the Spin-Off, which, if necessary, and together with the exchange offer, is referred to in this document as the Final Distribution. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer.

Immediately after the consummation of the Final Distribution, Merger Sub will merge with and into CBS Radio, with CBS Radio surviving as a wholly owned subsidiary of Entercom. In the Merger, all outstanding shares of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock, as described in the section entitled “The Merger Agreement—Merger Consideration.” Immediately after the Merger:

•

approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of

Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate; and

•	Entercom will contribute all of the issued and outstanding equity interests of Entercom Radio, LLC to CBS Radio, such that Entercom Radio, LLC will become a wholly owned subsidiary of CBS Radio.

Entercom Radio, LLC will then repay or cause to be repaid its debts under the Entercom Credit Agreement.

Entercom will issue 101,407,494 shares of Entercom Class A Common Stock in the Merger. In addition, the parties estimate that approximately 3,179,976 shares will be eligible for issuance in respect of equity awards held by employees of CBS Radio in consideration of the replacement of their restricted stock units and stock options in CBS with those of Entercom. With respect to such equity awards held by employees of CBS Radio, Entercom will convert outstanding options and restricted stock units in respect of CBS Class B Common Stock into options and restricted stock units, respectively, in respect of Entercom Class A Common Stock. For additional information, see “The Exchange Offer—Treatment of Specified CBS Compensatory Equity-Based Awards Held by Current CBS Radio Employees.”

In connection with the entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, the Radio Financing that consists of up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement, the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

After the Merger, Entercom will own and operate CBS’s radio business through CBS Radio, which will be Entercom’s wholly owned subsidiary, and will also continue to own and operate its current businesses. Entercom Class A Common Stock issued in the Merger will be listed on the NYSE under the current trading symbol for Entercom Class A Common Stock, “ETM.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1 CBS Radio Reorganization

At the time of the signing of the Merger Agreement on February 2, 2017, CBS directly owned 100% of the equity of Westinghouse, Westinghouse directly owned 100% of the equity of CBS Broadcasting and CBS Broadcasting directly owned 100% of the equity of CBS Radio. CBS Broadcasting will distribute all of the outstanding equity of CBS Radio to Westinghouse. Westinghouse will then distribute all of the outstanding equity of CBS Radio to CBS. CBS Radio will then complete the Stock Split by (a) taking all necessary actions to ensure that the Radio Series 1 Common Stock and Radio Series 2 Common Stock are combined into the Radio New Common Stock, (b) authorizing the issuance of at least 101,407,494 shares of Radio Common Stock and (c) effecting a stock split of the outstanding shares of Radio New Common Stock, as a result of which, as of immediately prior to the effective time of the Final Distribution, 101,407,494 shares of Radio New Common Stock will be issued and outstanding, all of which will be owned directly by CBS.

Step 2 Final Distribution—Exchange Offer and, if necessary, Spin-Off

CBS will offer to holders of CBS Class B Common Stock the right to exchange all or a portion of their shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer.-

Participation in the exchange offer is voluntary, and it is expected that CBS, CBS Radio and Entercom will not make any recommendation about whether holders of CBS Common Stock should participate in the exchange offer.

If the exchange offer is consummated but is not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), CBS will distribute its remaining shares of Radio Common Stock held by CBS in the Spin-Off on a pro rata basis to holders of CBS Common Stock whose shares remain outstanding after consummation of the exchange offer, based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Such Spin-Off, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in any Spin-Off distribution. Any holder of CBS Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed in the Spin-Off. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer. If there is a pro rata distribution, the exchange agent will calculate the exact number of shares of Radio Common Stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Entercom Class A Common Stock into which the remaining shares of Radio Common Stock will be converted in the Merger will be transferred to holders of CBS Common Stock (after giving effect to the consummation of the Final Distribution) as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant holders of CBS Common Stock, the global certificate(s) representing all of the outstanding shares of Radio Common Stock, pending the consummation of the Merger. Shares of Radio Common Stock will not be able to be traded during this period.

Step 3 Merger

Immediately after the Final Distribution, Merger Sub will merge with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and as a wholly owned subsidiary of Entercom. In the Merger, all outstanding shares of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock, as described in the section entitled “The Merger Agreement—Merger Consideration.”

Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate, subject to potential adjustment under limited circumstances as described in the section entitled “The Merger Agreement—Merger Consideration.”

Step 4 Contribution of Entercom Radio, LLC to CBS Radio

Following the Merger, Entercom will contribute all of the issued and outstanding equity interests of Entercom Radio, LLC to CBS Radio, such that Entercom Radio, LLC will become a wholly owned subsidiary of CBS Radio. Entercom Radio, LLC is a subsidiary of Entercom and owns and operates the radio stations of Entercom. Entercom Radio, LLC will then use proceeds of the Radio Financing, contributed to it by CBS Radio, to repay or cause to be repaid all outstanding amounts under the Entercom Credit Agreement, terminate all commitments under the Entercom Credit Agreement and obtain a release of all security interests for the Entercom Credit Agreement. In connection with such contribution, Entercom Radio, LLC will become a guarantor under the Radio Credit Agreement and the Radio Notes Indenture and will pledge certain of its assets to secure amounts outstanding under the Radio Credit Agreement.

Step 5 Incurrence of Debt

In connection with the entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, the Radio Financing, which consists of up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement, the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

After completion of all of the steps described above, CBS Radio will be a wholly owned subsidiary of Entercom and will continue to hold CBS’s radio business. Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate, subject to potential adjustment under limited circumstances as described in the section entitled “The Merger Agreement—Merger Consideration.” In connection with the Transactions, Entercom, Merger Sub, CBS and/or CBS Radio, or their applicable subsidiaries, have entered into or will enter into the Ancillary Agreements (as defined below) relating to, among other things, certain tax matters, the provision of certain transition services and digital services during a transition period following the consummation of the Transactions and licensing of certain intellectual property. See “Other Agreements and Other Related Party Transactions.”

Recent Developments

As a result of the Merger, Entercom will own radio stations in seven markets in excess of the limits set forth in the FCC’s local radio ownership rule. In order to comply with this FCC rule, and/or to obtain clearance for the Merger from the Antitrust Division of the U.S. Department of Justice, Entercom has proposed to divest a total of 19 radio stations in such markets, consisting of eight Entercom stations and 11 CBS Radio stations. In connection with such proposed divestitures, as of October 10, 2017, Entercom has entered into a binding agreement with Educational Media Foundation for the sale of stations in three markets: Los Angeles, San Diego and Wilkes Barre. In addition, Entercom has reached preliminary, non-binding agreements with other third parties who will either acquire or operate stations in the remaining four markets.

As a result of these collective transactions, Entercom anticipates that it will receive approximately $265 million in gross cash proceeds in addition to 11 stations in three markets. Entercom cannot guarantee that the non-binding agreements will result in binding agreements or generate the anticipated level of gross cash proceeds. To the extent that any radio stations required to be divested are not divested to third parties as of the closing of the Merger, the stations will be transferred to a divestiture trust, and CBS and Entercom have proposed measures to ensure that these stations will be held separately until they are divested to third parties following the closing of the Merger.

CBS’s Reasons for the Transactions

In reaching its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Agreements (as defined below) and the transactions contemplated thereby, including the Transactions, CBS considered a number of factors, including but not limited to the following. See “The Transactions—Background of the Transactions.”

•	CBS’s knowledge of CBS’s, CBS Radio’s and Entercom’s businesses, financial conditions, results of operations, industries and competitive environments, taking into account the results of CBS’s due diligence review of Entercom;

•	CBS’s expectation that, upon completion of the Transactions, former holders of CBS Common Stock will receive approximately 101 million shares of Entercom Class A Common Stock, or approximately 72% of all outstanding shares of Entercom Common Stock when also including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, which would allow such former holders of CBS Common Stock to participate in the potential benefits and synergies of the combined company after the consummation of the Transactions;

•	CBS’s exploration of strategic options for CBS Radio and the belief of CBS, following such exploration, that the Transactions could provide more value to CBS and CBS’s stockholders than other potential strategic options for CBS Radio;

•	CBS’s expectation that the Transactions generally would result in a tax-efficient disposition of CBS Radio by CBS;

•	the ability of each of CBS’s and Entercom’s management teams to focus on their respective core businesses following the Transactions, allowing each management team to pursue the development of business strategies most appropriate to their respective operations; and

•	other reasons, including those set forth in the section entitled “The Transactions—CBS’s Reasons for the Transactions.”

Entercom’s Reasons for the Transactions

In evaluating the Merger, the Entercom board of directors consulted with Entercom’s management and legal and financial advisors and carefully considered a number of factors, including, but not limited to, the following significant factors which generally supported its decision to unanimously approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommend that the Entercom shareholders approve the issuance of the Entercom Class A Common Stock and the amendment to the Entercom Articles in connection therewith:

•	the opportunity to create a leading local media and entertainment company with a preeminent radio platform covering 23 of the country’s top 25 markets (without giving effect to any potential required divestitures), plus robust digital and events platforms, that will be better positioned to harness the strengths and advantages of the radio industry and more effectively compete with other media sources for advertising revenues;

•	the expectation that, as a result of its increased scale, the combined company will have the size, financial resources and capabilities to more successfully meet the needs of the largest advertising clients and agencies and compete more effectively with larger media companies;

•	the possibility to create increased value for shareholders of the combined company as a result of scale efficiencies allowing for the consolidation and more efficient deployment of resources;

•	the expectation that the combined company will have an attractive financial profile, robust cash flow generation and an attractive dividend;

•	that the management team of the combined company following the consummation of the Merger will consist of proven executive officers and other employees of both Entercom and CBS Radio led by David Field as President & Chief Executive Officer, allowing the combined company to benefit from such individuals’ experience driving growth, innovation and shareholder value and strong record of successful integrations of various acquisitions; and

•	other reasons, including those set forth in the section entitled “The Transactions—Entercom’s Reasons for the Transactions.”

Opinions of Entercom’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

Entercom retained Morgan Stanley & Co. LLC (referred to in this document as “Morgan Stanley”) to act as its financial advisor and to provide a fairness opinion in connection with the Transactions, including the Merger. At the meeting of Entercom’s board of directors on February 1, 2017, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing on February 2, 2017, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement (which represents the number of shares of Entercom Class A Common Stock to be issued in the Merger in exchange for each share of Radio Common Stock, after giving effect to the Radio Reorganization) was fair from a financial point of view to Entercom.

The full text of the written opinion of Morgan Stanley, dated as of February 2, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this document as Annex A-1. Entercom shareholders are encouraged to read the opinion carefully and in its entirety. The Morgan Stanley opinion was rendered for the benefit of Entercom’s board of directors, in its capacity as such, and addressed only the fairness from a financial point of view to Entercom of the exchange ratio pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspect of the Transactions, including the Merger, including the prices at which Entercom Class A Common Stock will trade following consummation of the Merger or at any time, or the fairness of the amount or nature of the compensation to any of CBS’s or Entercom’s officers, directors or employees, or any class of such persons, whether relative to the exchange ratio or otherwise. The opinion was addressed to, and rendered for the benefit of, Entercom’s board of directors and was not intended to, and did not, constitute advice or a recommendation to any shareholder of Entercom or any other person as to how such shareholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

Opinion of Centerview Partners LLC

Entercom retained Centerview Partners LLC, which is referred to in this document as “Centerview,” as financial advisor to the board of directors of Entercom in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement (including the Radio Reorganization, the Exchange Offer, and the Distributions, each as defined in Centerview’s opinion), which are collectively referred to as the “Transaction” throughout this section and the summary of Centerview’s opinion below under the caption “Opinion of Centerview Partners LLC”. In connection with this engagement, the board of directors of Entercom requested that Centerview evaluate the fairness, from a financial point of view, to Entercom of the exchange ratio provided for pursuant to the Merger Agreement (which represents the number of shares of Entercom Class A Common Stock to be issued in the Merger in exchange for each share of Radio Common Stock after giving effect to the Radio Reorganization). On February 1, 2017, Centerview rendered to the board of directors of Entercom its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 2, 2017, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Entercom.

The full text of Centerview’s written opinion, dated February 2, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A-2 and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the board of directors of Entercom (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Entercom of the exchange ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Agreements (as defined in Centerview’s opinion) or the Transaction and does not constitute a recommendation to any stockholder of Entercom or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

Number of Shares of Radio Common Stock to Be Distributed to Holders of CBS Class B Common Stock

CBS is offering to exchange all shares of Radio Common Stock for shares of CBS Class B Common Stock validly tendered and not properly withdrawn. CBS Radio will authorize the issuance of a number of shares of Radio Common Stock such that there will be 101,407,494 shares of Radio Common Stock outstanding immediately prior to the effective time of the Merger.

Terms of the Exchange Offer

CBS is offering holders of shares of CBS Class B Common Stock the opportunity to exchange their shares for shares of Radio Common Stock. You may tender all, some or none of your shares of CBS Class B Common Stock. This document and related documents are being sent to persons who directly held shares of CBS Class B Common Stock on October 11, 2017 and brokers, banks and similar persons whose names or the names of whose nominees appear on CBS’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of CBS Class B Common Stock.

CBS Class B Common Stock validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described under “The Exchange Offer—Terms of the Exchange Offer,” on the terms and conditions of the exchange offer and subject to the limitations described below, including the proration provisions. CBS will promptly return any shares of CBS Class B Common Stock that are not accepted for exchange following the expiration of the exchange offer and the determination of the final proration factor, if any, described below.

For the purposes of illustration, the table below indicates the number of shares of Radio Common Stock that you would receive per share of CBS Class B Common Stock you validly tender, calculated on the basis described under “The Exchange Offer—Terms of the Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of CBS Class B Common Stock and Radio Common Stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 18, 2017, based on the daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock on October 16, 2017, October 17, 2017 and October 18, 2017. The table also shows the effects of a 10% increase or decrease in either or both the calculated per-share values of CBS Class B Common Stock and Radio Common Stock based on changes relative to the values as of October 18, 2017.

CBS Class B Common Stock	Entercom Class A Common Stock	Calculated per-share value of CBS Class B Common Stock	Calculated per-share value of Radio Common Stock	Shares of Radio Common Stock per CBS Class B Common Stock tendered	Calculated Value Ratio (a)	Shares of Entercom Class A Common Stock per CBS Class B Common Stock Tendered
As of October 18, 2017	As of October 18, 2017	$56.9122	$11.6362	5.2591	1.08	5.2591
(1) Down 10%	Up 10%	$51.2210	$12.7999	4.3029	1.08	4.3029
(2) Down 10%	Unchanged	$51.2210	$11.6362	4.7332	1.08	4.7332
(3) Down 10%	Down 10%	$51.2210	$10.4726	5.2591	1.08	5.2591
(4) Unchanged	Up 10%	$56.9122	$12.7999	4.7810	1.08	4.7810
(5) Unchanged	Down 10% (b)	$56.9122	$10.4726	5.7466	1.06	5.7466
(6) Up 10%	Up 10%	$62.6034	$12.7999	5.2591	1.08	5.2591
(7) Up 10%	Unchanged (b)	$62.6034	$11.6362	5.7466	1.07	5.7466
(8) Up 10%	Down 10% (b)	$62.6034	$10.4726	5.7466	0.96	5.7466

(a)	The Calculated Value Ratio equals (i) the calculated per-share value of Radio Common Stock multiplied by the exchange ratio, divided by (ii) the calculated per-share value of CBS Class B Common Stock.
(b)	In scenarios 5, 7 and 8, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 5.8434, 5.7850 and 6.4278 shares, respectively, of Radio Common Stock per share of CBS Class B Common Stock tendered. In this scenario, CBS would announce that the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered is in effect when CBS announces the final exchange ratio at 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the exchange offer.

During the three-month period of July 18, 2017 through October 18, 2017, the highest closing price of CBS Class B Common Stock on the NYSE was $67.56 and the lowest closing price of Entercom Class A Common Stock on the NYSE was $9.50. If the calculated per-share values of CBS Class B Common Stock and Radio Common Stock equaled these closing prices, you would have received only the limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock tendered, and the value of such shares of Radio Common Stock, based on the Entercom Class A Common Stock price, would have been approximately $0.81 of Radio Common Stock for each $1.00 of CBS Class B Common Stock accepted for exchange.

During the exchange offer, the daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS Class B Common Stock and “ETM UN<Equity>AQR” with respect to Radio Common Stock (or any other recognized quotation source selected by CBS in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock obtained from Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg L.P., and such determination will be final.

Termination; Extension

The exchange offer, and your withdrawal rights, will expire at 11:59 p.m., New York City time, on November 16, 2017, unless the exchange offer is extended. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. You must tender your shares of CBS Class B Common Stock prior to this time if you want to participate in the exchange offer. CBS may extend or terminate the exchange offer as described in this document. If CBS decides to extend the exchange offer, the Valuation Dates will be reset to the period of three consecutive trading days ending on and including the second trading day preceding the expiration date, as may be extended.

Conditions for Consummation of the Final Distribution

CBS’s obligation to exchange shares of Radio Common Stock for shares of CBS Class B Common Stock is subject to the conditions listed under “The Exchange Offer—Conditions for Consummation of the Final Distribution.

All conditions to the exchange offer must be satisfied or waived at or prior to the expiration date of the exchange offer.

The consummation of the Final Distribution (including the exchange offer and, if necessary, the Spin-Off), is subject to a number of conditions that are outside the control of CBS, including:

•	the receipt by CBS of the Distribution Tax Opinion (and, if CBS waives the condition that it receive the Distribution Tax Opinion, then CBS may be required to pay the Tax Opinion Waiver Penalty);

•	the receipt of all necessary permits and authorizations under state or federal securities laws;

•	the consent of the FCC for the Transactions and the expiration or termination of any applicable waiting period (and any extension of any applicable waiting period) under the HSR Act, each without the imposition of any Burdensome Restriction; and

•	the fulfillment or waiver of the conditions set forth to effect the Merger Agreement (except for the condition that the Final Distribution has been consummated and the conditions that by their nature are to be satisfied at the Closing).

The exchange offer is not subject to any condition that a minimum number of shares must be tendered into the exchange offer. For a description of the material conditions precedent to the Merger, see “The Merger Agreement—Conditions to the Merger.”

CBS may waive certain of the conditions to the exchange offer prior to the expiration of the exchange offer, but if CBS waives the condition that it receive the Distribution Tax Opinion, then CBS may be required to pay the Tax Opinion Waiver Penalty. Entercom has no right to waive any of the conditions to the exchange offer.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of CBS Class B Common Stock

If, upon the expiration of the exchange offer, holders of CBS Class B Common Stock have validly tendered more shares of CBS Class B Common Stock than CBS is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Radio Common Stock owned by CBS), CBS will accept for exchange the shares of CBS Class B Common Stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of CBS Class B Common Stock to be accepted, except for tenders of odd-lots, as described below, bears to the total number of shares of CBS Class B Common Stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of CBS Class B Common Stock, and subject to any adjustment necessary to ensure the exchange of all shares of Radio Common Stock owned by CBS), except for tenders of odd-lots, as described below.

If applicable, CBS will announce the proration factor at www.cbscorpexchange.com and separately by press release promptly after the expiration date. Upon determining the number of shares of CBS Class B Common Stock validly tendered for exchange and not properly withdrawn, CBS will announce the final results of the exchange offer, including the final proration factor, if any.

Beneficial holders (other than plan participants in the CBS Savings Plans) of odd-lots who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed and if CBS completes the exchange offer (those who own less than 100 shares but do not tender all of their shares will be subject to proration). In addition, shares held on behalf of participants in the CBS Savings Plans (each of which plans holds more than 100 shares of CBS Class B Common Stock) will be subject to proration.

Fractional Shares

Immediately following the consummation of the Final Distribution, Merger Sub will be merged with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom. Each outstanding share of Radio Common Stock will be converted into the right to receive one share of Entercom Class A Common Stock in the Merger. In this conversion of shares of Radio Common Stock into the right to receive shares of Entercom Class A Common Stock, no fractional shares of Entercom Class A Common Stock will be delivered to holders of Radio Common Stock in the Merger.

All fractional shares of Entercom Class A Common Stock that a holder of shares of Radio Common Stock would otherwise be entitled to receive as a result of the Merger will be aggregated by Entercom’s transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger in the open market or otherwise as reasonably directed by CBS, and in no case later than 10 business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger.

Procedures for Tendering

For you to validly tender your shares of CBS Class B Common Stock pursuant to the exchange offer, prior to the expiration of the exchange offer:

•	If you hold shares of CBS Class B Common Stock through the DRS, you must deliver to the exchange agent at an address listed on the letter of transmittal for CBS Class B Common Stock you will receive, a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

•	If you hold shares of CBS Class B Common Stock through a broker, you should receive instructions from your broker on how to participate in the exchange offer. In this situation, do not complete a letter of transmittal to tender your CBS Class B Common Stock. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

•	Participants in the CBS Savings Plans should follow the special instructions that are being sent to them by the plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of CBS Class B Common Stock held in these plans. As described in the special instructions, such participants may direct the applicable plan trustee to tender all, some or none of the shares of CBS Class B Common Stock allocable to their CBS Savings Plan accounts, subject to certain limitations set forth in any instructions provided by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the applicable CBS Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable CBS Savings Plan with the requisite instructions so that such instructions can be received by or processed before, as applicable, 1:00 p.m., New York City time, on November 10, 2017, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of participants’ directions may also be extended.

Delivery of Shares of Radio Common Stock

Upon consummation of the Final Distribution, CBS will irrevocably deliver to the exchange agent a global certificate representing all of the Radio Common Stock being exchanged in the exchange offer, with irrevocable instructions to hold shares of Radio Common Stock in trust for the holders of CBS Class B Common Stock who validly tendered their shares in the exchange offer or are entitled to receive shares in the Spin-Off, if any. Entercom will deposit with the transfer agent for the benefit of persons who received shares of Radio Common Stock in the exchange offer book-entry authorizations representing shares of Entercom Class A Common Stock, with irrevocable instructions to hold the shares of Entercom Class A Common Stock in trust for the holders of Radio Common Stock. Shares of Entercom Class A Common Stock will be delivered immediately following the expiration of the exchange offer, the acceptance of CBS Class B Common Stock for exchange, the determination of the final proration factor, if any, and the effectiveness of the Merger, pursuant to the procedures determined by the exchange agent and CBS’s transfer agent. See “The Exchange Offer—Terms of the Exchange Offer—Exchange of Shares of CBS Class B Common Stock.”

Withdrawal Rights

You may withdraw your tendered CBS Class B Common Stock at any time prior to the expiration of the exchange offer by following the procedures described herein. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. If you change your mind again, you may re-tender your CBS Class B Common Stock by again following the exchange offer procedures prior to the expiration of the exchange offer.

CBS Class A Common Stock

CBS is only offering to exchange shares of Radio Common Stock for outstanding shares of CBS Class B Common Stock that are validly tendered and not properly withdrawn. However, if you hold CBS Class A Common Stock, you can participate in the exchange offer, but only by either:

•	converting your shares of CBS Class A Common Stock into an equal number of shares of CBS Class B Common Stock in advance of the expiration of the exchange offer and tendering such shares of CBS Class B Common Stock received upon conversion in advance of the expiration date; or

•	conditionally converting your shares of CBS Class A Common Stock into an equal number of shares of CBS Class B Common Stock pursuant to the procedures set forth herein by executing and delivering to the exchange agent for the exchange offer: (i) a conditional notice of conversion for all such shares of CBS Class A Common Stock submitted to be exchanged, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any; and (ii) a letter of transmittal for CBS Class B Common Stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message, in each case with respect to which the shares of CBS Class A Common Stock that have been submitted for exchange, noting that shares of CBS Class A Common Stock will be converted to the extent the CBS Class B Common Stock is accepted for exchange in the exchange offer. To the extent shares of CBS Class A Common Stock are not converted, the exchange agent will promptly return your payment of documentary, stamp or similar issue or transfer taxes, if any.

If you elect to convert shares of CBS Class A Common Stock on a non-conditional basis, you may not withdraw such election of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B Common Stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A Common Stock into shares of CBS Class B Common Stock, if CBS proceeds with the exchange offer you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B Common Stock in the exchange offer, by following the procedures set forth herein.

Participants in the CBS Savings Plans that have assets in the CBS Class A Company Stock Fund (“CBS Class A Company Stock Fund”) and would like to participate in the exchange offer should follow the special instructions that are being sent to them by the plan administrator.

When Distributed and When Issued Markets

CBS will announce the preliminary proration factor, if applicable, by press release promptly after the expiration of the exchange offer. At the expiration of the guaranteed delivery period (two NYSE trading days following the expiration of the exchange offer at 5:00 p.m.), CBS will confirm the final results of the exchange offer, including the final proration factor, if applicable, with the exchange agent. Promptly after the final results are confirmed, CBS will issue a press release announcing the final results of the exchange offer, including the final proration factor, if applicable.

In the event proration is necessary, CBS expects that the NYSE will create a “when distributed” market for the shares of CBS Class B Common Stock not accepted for exchange in the exchange offer if the NYSE determines that the creation of such a market would be useful to allow investors to facilitate transactions in those shares. CBS expects that the “when distributed” market would be created promptly following CBS’s announcement of the preliminary proration factor. In the “when distributed” market, CBS expects that holders of CBS Class B Common Stock whose shares are not accepted for exchange in the exchange offer will be able to sell their rights to receive shares of CBS Class B Common Stock when those shares are returned by CBS as described above. CBS expects that such selling stockholders will, however, retain voting and dividend rights with respect to shares sold in the “when distributed” market accruing to stockholders of record as of any record date occurring prior to the date those shares are returned. Purchasers of shares of CBS Class B Common Stock in the “when distributed” market are expected to acquire the right to receive the shares of CBS Class B Common Stock when those shares are returned by CBS as described above but will not acquire voting or dividend rights with respect to those shares until those shares are received by the record holder and credited to the account of the purchaser. CBS expects that after the shares of CBS Class B Common Stock not accepted for exchange in the exchange offer are returned, “when distributed” trading with respect to shares of CBS Class B Common Stock will end.

In addition, Entercom expects that the NYSE will create a “when issued” market for the new shares of Entercom Class A Common Stock issuable to holders of CBS Class B Common Stock whose shares of CBS Class B Common Stock are accepted for exchange in the exchange offer promptly following CBS announcement of the preliminary proration factor, if applicable. Entercom expects that in the “when issued” market, holders of CBS Class B Common Stock whose shares are accepted for exchange in the exchange offer will be able to sell their rights to receive shares of Entercom Class A Common Stock when those shares are issued and delivered by Entercom’s transfer agent. Purchasers of shares of Entercom Class A Common Stock in the “when issued” market are expected to acquire the right to receive shares of Entercom Class A Common Stock when those shares are issued and delivered by Entercom’s transfer agent. These rights are not actual shares of Entercom Class A Common Stock and do not entitle holders to voting or dividend rights with respect to shares of Entercom Class A Common Stock. After the shares of Entercom Class A Common Stock issuable to holders of CBS Class B Common Stock are issued and delivered, Entercom expects that “when issued” trading with respect to shares of Entercom Class A Common Stock will end.

Any trades made in the “when distributed” and “when issued” markets will be made contingent on the actual return of shares of CBS Class B Common Stock or the actual issuance and delivery of shares of Entercom Class A Common Stock, as the case may be. The creation of a “when distributed” or “when issued” market is outside the control of CBS and Entercom. The NYSE is not required to create a “when distributed” or “when issued” market, and there can be no assurances that either such market will develop or if they develop the prices at which shares will trade.

No Appraisal or Dissenters’ Rights

None of Entercom, Merger Sub, CBS or CBS Radio stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer

All outstanding shares of Radio Common Stock owned by CBS that are not exchanged in the exchange offer, if any, will be distributed on a pro rata basis in the Spin-Off, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock (excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer) to the holders of shares of CBS Common Stock immediately following the consummation of the exchange offer, with a record date that will be no later than the date of the Merger, to be announced by CBS on such date. Such Spin-Off will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A common Stock will receive an equal number of shares of Radio Common Stock in the Spin-Off. Any holder of CBS Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock in the Spin-Off.

If the exchange offer is consummated, the exchange agent will calculate the exact number of shares of Radio Common Stock not exchanged in the exchange offer to be distributed on a pro rata basis, and that number of shares of Radio Common Stock will be held in trust for holders of CBS Common Stock entitled thereto.

If the exchange offer is terminated by CBS without the exchange of shares and the Merger Agreement is not concurrently terminated, but the conditions for consummation of the Transactions have otherwise been satisfied, CBS intends to distribute all shares of Radio Common Stock owned by CBS on a pro rata basis to the holders of CBS Common Stock, with a record date to be announced by CBS that will be no later than the date of the Merger.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This document is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy or sell any shares of CBS Class B Common Stock, Radio Common Stock or Entercom Class A Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of CBS, Entercom or CBS Radio have taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of CBS Class B Common Stock, Radio Common Stock or Entercom Class A Common Stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of CBS Class B Common Stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for CBS, Entercom or CBS Radio to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of CBS Class B Common Stock, Radio Common Stock or Entercom Class A Common Stock that may apply in their home countries. None of CBS, Entercom or CBS Radio can provide any assurance about whether such limitations may exist. See “The Exchange Offer—Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on the exchange offer outside the United States.

Holders who are participants in the CBS Radio 401(k) Plan should note that, following the consummation of the exchange offer, Entercom intends to retain an independent fiduciary to assist it in evaluating any single stock investment as an available investment under the CBS Radio 401(k) Plan, including both the CBS Class B Company Stock Fund and the Entercom common stock fund. Following the consummation of the exchange offer, the CBS Radio 401(k) Plan will be amended to provide that no new investment will be allowed into the Entercom common stock fund under the CBS Radio 401(k) Plan. Currently no new investment is permitted in the

CBS Class B Company Stock Fund. Participants in the CBS Radio 401(k) Plan may continue to hold assets in the CBS Class B Company Stock Fund and the Entercom common stock fund and will be notified following the consummation of the exchange offer of any changes to the CBS Radio 401(k) Plan that may impact the continued holding of assets in the CBS Class B Company Stock Fund or the Entercom common stock fund.

Holders who are participants in the CBS 401(k) Plan should note that following the consummation of the exchange offer, no new investment into the Entercom common stock fund will be permitted under the CBS 401(k) Plan. In addition, CBS intends to remove the Entercom common stock fund from the CBS 401(k) Plan on January 31, 2018. To the extent that participants have any assets remaining in the Entercom common stock fund after January 31, 2018, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative, which is the target retirement fund in the CBS 401(k) Plan with the target date closest to the year that such participant will reach age 65.

Risk Factors

In deciding whether to tender your shares of CBS Class B Common Stock in the exchange offer, you should carefully consider the matters described in the section entitled “Risk Factors,” as well as other information included in this document and the other documents to which you have been referred.

Debt Financing

In connection with the entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, the Radio Financing, which consists of up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement, the proceeds of which may be used by Entercom substantially simultaneously with or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

On March 3, 2017, CBS Radio entered into Amendment No. 1 to the Radio Credit Agreement, pursuant to which CBS Radio, the guarantors party thereto, the lenders and letter of credit (“L/C”) issuers party thereto and JPMorgan Chase Bank, N.A., as administrative agent, amended the Radio Credit Agreement to, among other things, create a tranche of Term B-1 Loans in an aggregate principal amount not to exceed $500 million (the “Term B-1 Loans”). The Term B-1 Loans are expected to be funded substantially concurrently with the closing date of the Merger, subject to customary conditions. Also, on March 2, 2017, CBS Radio announced that it established pricing terms for the Term B-1 Loans.

Board of Directors and Management of Entercom Following the Transactions

Following the consummation of the Final Distribution, Merger Sub will merge with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom. In connection with the Merger, Entercom will increase the size of its board of directors by four members. In connection with the Merger, Entercom shareholders will be asked to approve at a Special Meeting an amendment to Entercom’s articles of incorporation to classify the Entercom board of directors. The classes of the Entercom board of directors will be determined by Entercom according to its governing documents and Pennsylvania law. In accordance with the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement dated July 10, 2017 (which was further amended on

September 13, 2017), immediately following the Merger, ten persons will serve on the Entercom board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS:

David J. Field	Director; Chairman; President & Chief Executive Officer of Entercom
Joseph M. Field	Director; Chairman Emeritus of Entercom
David J. Berkman	Director
Joel Hollander	Director
Mark R. LaNeve	Director
David Levy	Director
Leslie Moonves	Director; Chairman of the Board, President and Chief Executive Officer of CBS
Joseph R. Ianniello	Director; Chief Operating Officer of CBS
Stefan M. Selig	Director
Sean Creamer	Director

As a result, current members of Entercom’s board of directors, or their pre-Merger replacements, will comprise a majority of the Entercom board of directors immediately following consummation of the Merger.

In accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from the Entercom board of directors effective upon the earlier of (a) six months after the closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger. Following such resignations, the resulting vacancies on the Entercom board of directors will be addressed in accordance with the Entercom Bylaws, as set forth below. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members.

Holders of Entercom Class A Common Stock are entitled by class vote to elect two directors (with each share of Entercom Class A Common Stock entitling the holder thereof to one vote per share in such election). Holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to vote on the election of all other directors (with each share of Entercom Class B Common Stock held by Joseph Field or David Field in his own right in person (or by proxy or pursuant to a Qualified Voting Agreement (as defined in the Entercom Articles)) entitling the holder thereof to 10 votes per share in such election and each other share of Entercom Common Stock entitling the holder thereof to one vote per share in such election). The Entercom Bylaws provide that directors may be removed only for cause and only by the affirmative vote of a majority of the shareholders entitled to vote thereon. Any vacancies on Entercom’s Board can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum, or by a sole remaining director. However, a vacancy in the position of Entercom Class A Director may only be filled by the sole remaining Entercom Class A Director, and if both Entercom Class A Director positions are vacant, then only the holders of the Entercom Class A Common Stock may fill such vacancies. See “Description of Entercom Capital Stock.”

CBS has not been involved in the election of Entercom’s directors prior to the signing of the Merger Agreement, and, other than the minority of the Entercom board of directors that CBS agrees upon prior to the Closing pursuant to the Merger Agreement, CBS will not be involved in the election, nomination or appointment of any Entercom directors after the Merger. It is therefore expected that, subject to the voting rights of Entercom shareholders as set forth in Entercom’s governing documents, Entercom’s pre-Merger directors (or their replacements) and their future nominees will comprise a majority of the Entercom board of directors on an ongoing basis following the consummation of the Transactions.

The Merger Agreement provides that the initial post-Merger directors of CBS Radio (at which time CBS Radio will be a wholly owned subsidiary of Entercom) will consist of David J. Field, Richard J. Schmaeling and Andrew P. Sutor, IV. CBS did not have any formal or informal appointment, consent or approval rights with respect to the post-Merger directors of CBS Radio. CBS’s only input on the post-Merger directors of CBS Radio was suggestive and non-binding input.

The Merger Agreement also provides that Entercom will provide CBS with a “reasonable consultation” right in the determination of the post-Merger executive officers of Entercom. This is solely a right of CBS to discuss the executive officers of Entercom with Entercom. CBS’s involvement in the selection of the post-Merger executive officers of Entercom will be consultative only. While CBS may offer suggestive, non-binding input, CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the executive officers of Entercom, pursuant to the Merger Agreement or otherwise. Entercom has determined, after reasonable consultation with CBS, that the executive officers of Entercom immediately following the consummation of the Merger will include David J. Field, who will continue as President & Chief Executive Officer, Richard J. Schmaeling, who will continue as Executive Vice President & Chief Financial Officer, Louise C. Kramer, who will continue as Chief Operating Officer, and Andrew P. Sutor, IV, who will continue as Senior Vice President, General Counsel & Secretary. Additionally, the post-Merger officers of CBS Radio will consist of David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary, each of whom is a current officer of Entercom. CBS did not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement or otherwise.

Entercom Shareholder Vote

Entercom cannot complete the Transactions unless, among other things, the proposals relating to the issuance of shares of Entercom Class A Common Stock in the Merger and the amendment to the Entercom Articles in order to provide that the Entercom board of directors will be classified after the Merger are approved by the affirmative vote of the holders of a majority of the shares of Entercom Common Stock, voting as a single class, represented and voting at the Special Meeting, either in person or by proxy. Concurrently with the execution of the Merger Agreement, Entercom and Joseph M. Field, who holds a controlling voting interest in Entercom, entered into the Voting Agreement. Pursuant to the Voting Agreement, Mr. Field committed to vote in favor of the issuance of shares of Entercom Class A Common Stock in the Merger and the amendment to the Entercom Articles in order to provide that the Entercom board of directors will be classified after the Merger and not to tender into or vote for any alternative proposal for one year after the Merger Agreement is terminated (but only through the termination provisions identified in the Voting Agreement). As a consequence, each of the approvals sought at the meeting required for the Merger can be approved based solely on the favorable vote of Joseph M. Field. See “Other Agreements and Other Related Party Transactions—Voting Agreement.”

Accounting Treatment and Considerations

Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is first necessary to identify the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the equity interests is generally the accounting acquiror. In this case Entercom is issuing the equity interests and will be the ongoing registrant of the combined entity. In identifying the accounting acquiror in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered. Based on an evaluation of all facts and circumstances, management has determined that Entercom is the accounting acquiror in the Merger. This is based primarily on the considerations outlined below and a detailed analysis of the relevant generally accepted accounting principles in the United States (“GAAP”) guidance.

•	The relative voting interests after the Transactions and the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. In this case, holders of CBS Common Stock participating in the exchange offer (and Spin-Off, if any) are expected to receive approximately 72% of the outstanding shares of Entercom Common Stock on a fully diluted basis in the aggregate, when including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, and approximately 58% of the voting interests in Entercom after the Transactions. However, this voting interest is expected to be widely dispersed, whereas, based on their holdings as of March 10, 2017, Joseph M. Field and David J. Field are expected to have a large minority voting interest in the combined entity of approximately 25%. This is an indicator that Entercom is the accounting acquiror.

•	The composition of the governing body of Entercom after the Transactions. In this case, in accordance with the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement dated July 10, 2017 (which was further amended on September 13, 2017), immediately following the Merger, ten persons will serve on the Entercom board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS:

David J. Field	Director; Chairman; President & Chief Executive Officer of Entercom
Joseph M. Field	Director; Chairman Emeritus of Entercom
David J. Berkman	Director
Joel Hollander	Director
Mark R. LaNeve	Director
David Levy	Director
Leslie Moonves	Director; Chairman of the Board, President and Chief Executive Officer of CBS
Joseph R. Ianniello	Director; Chief Operating Officer of CBS
Stefan M. Selig	Director
Sean Creamer	Director

As a result, current members of Entercom’s board of directors, or their pre-Merger replacements, will comprise a majority of the Entercom board of directors immediately following consummation of the Merger. In accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from the Entercom board of directors effective upon the earlier of (a) six months after the closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger. Following such resignations, the resulting vacancies on the Entercom board of directors will be addressed in accordance with the Entercom Bylaws, as set forth below. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members.

Holders of Entercom Class A Common Stock are entitled by class vote to elect two directors (with each share of Entercom Class A Common Stock entitling the holder thereof to one vote per share in such election). Holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to vote on the election of all other directors (with each share of Entercom Class B Common Stock held by Joseph Field or David Field in his own right in person (or by proxy or pursuant to a Qualified Voting Agreement (as defined in the Entercom Articles)) entitling the holder thereof to 10 votes per share in such election and each other share of Entercom Common Stock entitling the holder thereof to one vote per share in such election). The Entercom

Bylaws provide that directors may be removed only for cause and only by the affirmative vote of a majority of the shareholders entitled to vote thereon. Any vacancies on Entercom’s Board can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum, or by a sole remaining director. However, a vacancy in the position of Entercom Class A Director may only be filled by the sole remaining Entercom Class A Director, and if both Entercom Class A Director positions are vacant, then only the holders of the Entercom Class A Common Stock may fill such vacancies. See “Description of Entercom Capital Stock.” CBS has not been involved in the election of Entercom’s directors prior to the signing of the Merger Agreement, and, other than the minority of the Entercom board of directors that CBS agrees upon prior to the Closing pursuant to the Merger Agreement, CBS will not be involved in the election, nomination or appointment of any Entercom directors after the Merger. It is therefore expected that, subject to the voting rights of Entercom shareholders as set forth in Entercom’s governing documents, Entercom’s pre-Merger directors (or their replacements) and their future nominees will comprise a majority of the Entercom board of directors on an ongoing basis following the consummation of the Transactions.

The Merger Agreement provides that the initial post-Merger directors of CBS Radio (at which time CBS Radio will be a wholly owned subsidiary of Entercom) will consist of David J. Field, Richard J. Schmaeling and Andrew P. Sutor, IV. CBS did not have any formal or informal appointment, consent or approval rights with respect to the post-Merger directors of CBS Radio. CBS’s only input on the post-Merger directors of CBS Radio was suggestive and non-binding input.

The composition of the governing body of Entercom after the transaction, as described above, is an indicator that Entercom is the accounting acquiror.

•	The composition of the senior management of Entercom after the Transactions. In this case, Entercom has determined, after reasonable consultation with CBS, that the executive officers of Entercom immediately following the consummation of the Merger will consist of current Entercom management, including David J. Field, who will continue as President & Chief Executive Officer; Richard J. Schmaeling, who will continue as Executive Vice President & Chief Financial Officer; Louise C. Kramer, who will continue as Chief Operating Officer; and Andrew P. Sutor, IV, who will continue as Senior Vice President, General Counsel & Secretary. Each of Mr. Field, Mr. Schmaeling, Ms. Kramer and Mr. Sutor serve pursuant to employment agreements with Entercom. All named executive officers of Entercom will report directly to the Chief Executive Officer of Entercom. The Chief Executive Officer will be responsible for all day-to-day operations and collaboration on, and implementation of, strategy. The Chief Financial Officer will be responsible for integration of Entercom and CBS Radio, including synergy realization, and serving as the principal external spokesperson for Entercom with analysts, investors, media and clients. CBS’s involvement in the selection of post-merger executive officers of Entercom is consultative only, allowing CBS to offer suggestive, non-binding input. CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-merger officers of Entercom. The post-Merger officers of CBS Radio will consist of David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary, each of whom is a current officer of Entercom. CBS did not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement or otherwise.

The composition of the senior management of Entercom after the transactions, as described above, is an indicator that Entercom is the accounting acquiror.

•	Use of CBS Name and Trademarks. The Merger Agreement provides that Entercom may use the name “CBS Radio Inc.” until the date that is twelve months after the closing date (the “Name Change Date”), and after the Name Change Date, Entercom must remove “CBS” from the entity names of Entercom, CBS Radio and each of their respective subsidiaries subject to the CBS Brands License Agreements. Under the “CBS RADIO” Brands License Agreement, Entercom can use the name CBS RADIO as the name of the business, as part of entity names and use the eye design of CBS (the “CBS Eye Design”) for one year. This is an indicator that Entercom is the accounting acquiror. Management also considered that under another CBS Brands License Agreement, certain brands used by CBS for television stations may be used by Entercom for 20 years (i.e., WCBS and KCBS) and the remainder in perpetuity subject to the terms of the CBS Brands License Agreements. However, these are a small portion of the overall business and do not impact management’s accounting acquiror assessment.

Additionally, management considered the relative size of the combining entities. Although CBS Radio is larger than Entercom, management has concluded that the factors above outweigh the relative size of the combining entities and indicate that Entercom will control the combined entity.

Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger

It is a condition to the consummation of the Final Distribution (which includes the exchange offer) and related transactions that CBS receives the Distribution Tax Opinion. CBS may waive the condition that it receive the Distribution Tax Opinion from its counsel, in which case CBS may be required extend the exchange offer and to pay the Tax Opinion Waiver Penalty to Entercom no later than five business days after the closing of the Merger. For a description of the Tax Opinion Waiver Penalty, see “The Separation Agreement—The Final Distribution.”

If the Final Distribution qualifies as a transaction that is tax-free under Section 355 of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders (as defined in “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger”) of CBS Class B Common Stock upon the receipt of Radio Common Stock in the exchange offer or in any pro rata distribution of Radio Common Stock distributed to holders of CBS Common Stock if the exchange offer is undersubscribed.

It is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Entercom’s obligation to complete the Merger that Entercom receive an opinion from Latham & Watkins LLP, counsel to Entercom, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code, and it is a condition to CBS and CBS Radio’s obligations to complete the Merger that CBS receive an opinion from Wachtell, Lipton, Rosen & Katz, counsel to CBS, to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code (each such opinion, a “Merger Tax Opinion”). If the Merger so qualifies, then a U.S. holder (as defined in “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger”) of Radio Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of shares of Entercom Class A Common Stock in exchange for Radio Common Stock in the Merger (other than gain or loss with respect to cash received in lieu of a fractional share of Entercom Class A Common Stock, if any).

Tax matters are complicated, and the tax consequences of the Transactions to you will depend on the facts of your own situation. You should read the summary in the section entitled “The Exchange Offer—Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger” and consult your own tax advisor for a full understanding of the tax consequences to you of the Transactions.

Comparison of Stockholder Rights

CBS is incorporated under the laws of the State of Delaware and Entercom is incorporated under the laws of the Commonwealth of Pennsylvania. Differences in the rights of a stockholder of CBS from those of a shareholder of Entercom arise from differences in the laws of these jurisdictions as well as from provisions of the constitutive documents of each of CBS and Entercom. See “Comparison of Rights of Holders of CBS Common Stock and Entercom Common Stock.”

The Exchange Agent for the Exchange Offer

The exchange agent for the exchange offer is Wells Fargo Bank, N.A. (the “exchange agent”).

The Exchange Agent for the Merger

The exchange agent for the Merger is American Stock Transfer & Trust Company (the “merger exchange agent”).

The Information Agent

The information agent for the exchange offer is Georgeson LLC.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary consolidated financial data of CBS Radio, CBS and Entercom are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included elsewhere and incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio,” “Information on CBS Radio,” “Information on CBS,” “Information on Entercom,” and “Selected Historical Financial Data.”

Summary Historical Consolidated Financial Data of CBS Radio

The following table summarizes the historical consolidated financial data of CBS Radio for the periods presented. The summary historical consolidated statements of operations and cash flow information for the six months ended June 30, 2017 and 2016 and the summary historical consolidated balance sheet information as of

June 30, 2017 have been derived from the unaudited historical consolidated financial statements of CBS Radio included elsewhere in this document. The summary historical consolidated balance sheet information as of December 31, 2016 and 2015 and the summary historical statements of operations and cash flow information for each of the three years in the period ended December 31, 2016 have been derived from the audited consolidated financial statements of CBS Radio included elsewhere in this document. The summary historical consolidated balance sheet information as of December 31, 2014 has been derived from the audited consolidated financial statements of CBS Radio not included in this document. The historical consolidated financial statements of CBS Radio have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of expenses from CBS. The summary historical consolidated financial information set forth below and the financial statements included elsewhere in this document do not necessarily reflect what CBS Radio’s results of operations, financial condition or cash flows would have been if CBS Radio had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of CBS Radio’s future performance, financial condition or liquidity. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio” and the financial statements of CBS Radio and the notes thereto included elsewhere in this document.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016 (a)	2015 (b)	2014 (c)
	(in millions, except per share amounts)
Statement of Operations data:
Revenues	$555.6	$577.1	$1,221.6	$1,230.6	$1,303.0
Operating income (loss)	$90.0	$137.4	$(561.0)	$(240.3)	$299.3
Net income (loss) from continuing operations	$30.5	$82.5	$(552.4)	$(136.5)	$176.5
Basic and diluted net income (loss) from continuing operations per common share (d)	$435,714	$1,178,571	$(7,891,429)	$(1,950,000)	$2,521,429
Balance Sheet data (at period end):
Total assets	$4,339.7		$4,331.2	$5,216.5	$5,771.6
Current liabilities	$132.5		$159.3	$105.9	$102.3
Total debt	$1,366.2		$1,345.3	$—	$—
Stockholder’s equity/ invested equity	$1,865.2		$1,860.4	$3,994.1	$4,360.2
Cash Flow data:
Cash flow provided by operating activities from continuing operations	$10.9	$99.5	$282.5	$212.8	$276.9
Non-GAAP financial data:
Adjusted OIBDA (e)	$116.6	$157.7	$338.7	$321.8	$402.3

(a)	For the year ended December 31, 2016, CBS Radio recorded noncash impairment charges of $852.8 million ($723.0 million, net of tax) to reduce the carrying value of goodwill and FCC licenses to their fair value.
(b)	For the year ended December 31, 2015, CBS Radio recorded a noncash impairment charge of $482.9 million ($292.5 million, net of tax) to reduce the carrying value of FCC licenses to their fair value.
(c)	In 2014, CBS Radio completed a radio station swap with Beasley Broadcast Group, Inc. In connection with the swap, CBS Radio recorded a noncash impairment charge of $48.6 million ($29.3 million, net of tax) to reduce the carrying value of goodwill allocated to the disposed radio stations to its fair value.
(d)	Basic and diluted net income (loss) from continuing operations per common share for all periods presented is calculated based on the 70 outstanding shares of CBS Radio common stock. Prior to the consummation of the Transactions, CBS Radio intends to conduct a stock split to increase the aggregate number of outstanding shares of CBS Radio common stock. Subsequent to the stock split, net income (loss) from continuing operations per common share will be restated to reflect the post-split shares for all periods presented.
(e)	Adjusted OIBDA is a measure of performance not calculated in accordance with GAAP. CBS Radio defines Adjusted OIBDA as operating income (loss) before depreciation, stock-based compensation expense, restructuring charges and impairment charges. CBS Radio uses Adjusted OIBDA to evaluate its operating performance. Adjusted OIBDA is among the primary measures CBS Radio uses for planning and forecasting of future periods, and it is an important indicator of its operational strength and business performance. CBS Radio believes Adjusted OIBDA is relevant and useful for investors because it allows investors to view performance in a manner similar to the method used by CBS Radio’s management, helps improve investors’ understanding of CBS Radio’s operating performance and makes it easier for investors to compare CBS Radio’s results with other companies that have different financing and capital structures or tax rates. In addition, Adjusted OIBDA is among the primary measures used by investors, analysts and peers in CBS Radio’s industry for purposes of valuation and the comparison of CBS Radio’s operating performance to other companies in CBS Radio’s industry and to compare year-over-year results.

Since Adjusted OIBDA is a measure not calculated in accordance with GAAP, it should not be considered in isolation of, or as a substitute for, net income (loss) or operating income (loss) as indicators of operating performance. Adjusted OIBDA, as CBS Radio calculates it, may not be comparable to similarly titled measures employed by other companies. Since Adjusted OIBDA excludes certain financial information that is included in net income (loss) from continuing operations, the most directly comparable GAAP financial measure, users of this information should consider the types of events and transactions that are excluded.

The following table presents a reconciliation of net income (loss) from continuing operations to Adjusted OIBDA.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in millions)
Net income (loss) from continuing operations	$30.5	$82.5	$(552.4)	$(136.5)	$176.5
Exclude:
Provision (benefit) for income taxes	20.4	54.9	(25.4)	(103.8)	122.8
Interest expense	39.1	—	16.8	—	—
Impairment charges	—	—	852.8	482.9	48.6
Restructuring charges	7.5	—	8.6	36.5	7.0
Depreciation	12.5	13.2	26.1	28.5	30.8
Stock-based compensation (a)	6.6	7.1	12.2	14.2	16.6

Adjusted OIBDA	$116.6	$157.7	$338.7	$321.8	$402.3

(a)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

Summary Historical Consolidated Financial Data of CBS

The following table summarizes the historical consolidated financial data of CBS for the periods presented. The summary historical consolidated statements of operations and cash flow information for the six months ended June 30, 2017 and 2016 and the summary historical consolidated balance sheet information as of June 30, 2017 have been derived from the unaudited historical consolidated financial statements of CBS incorporated by reference in this document. The summary historical consolidated balance sheet information as of December 31, 2016 and 2015, and the summary historical consolidated statements of operations information for each of the three years in the period ended December 31, 2016 have been derived from the audited consolidated financial statements of CBS incorporated by reference in this document. The summary historical consolidated balance sheet information as of December 31, 2014 has been derived from the consolidated financial statements of CBS not included in or incorporated by reference into this document. This information is only a summary and should be read in conjunction with the financial statements of CBS and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section contained in CBS’s quarterly report on Form 10-Q for the quarter ended June 30, 2017, and CBS’s annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

	Six Months Ended June 30, (a)		Year Ended December 31, (a)
	2017 (b)	2016	2016 (b) (c)	2015 (b) (d)	2014 (b) (e)
	(in millions, except per share amounts)
Statement of Operations data:
Revenues	$6,600	$6,564	$13,166	$12,671	$12,519
Operating income	$1,373	$1,416	$2,621	$2,658	$2,590
Net earnings from continuing operations	$851	$815	$1,552	$1,554	$1,151
Net earnings (loss) from discontinued operations, net of tax	$(1,045)	$81	$(291)	$(141)	$1,808
Net earnings (loss)	$(194)	$896	$1,261	$1,413	$2,959
Basic net earnings (loss) per common share:
Net earnings from continuing operations	$2.09	$1.79	$3.50	$3.21	$2.09
Net earnings (loss) from discontinued operations, net of tax	$(2.57)	$.18	$(.66)	$(.29)	$3.29
Net earnings (loss)	$(.48)	$1.97	$2.84	$2.92	$5.38
Diluted net earnings (loss) per common share:
Net earnings from continuing operations	$2.06	$1.78	$3.46	$3.18	$2.05
Net earnings (loss) from discontinued operations, net of tax	$(2.53)	$.18	$(.65)	$(.29)	$3.22
Net earnings (loss)	$(.47)	$1.95	$2.81	$2.89	$5.27
Dividends per common share	$.36	$.30	$.66	$.60	$.54
Balance Sheet data (at period end):
Total assets:
Continuing operations	$19,136		$19,642	$18,695	$18,372
Discontinued operations	3,517		4,596	5,070	5,563
Total assets	$22,653		$24,238	$23,765	$23,935
Total debt:
Continuing operations	$9,184		$9,375	$8,448	$7,112
Discontinued operations	1,366		1,345	—	—
Total debt	$10,550		$10,720	$8,448	$7,112
Total Stockholders’ Equity	$2,627		$3,689	$5,563	$6,970

(a)	During the fourth quarter of 2016, CBS classified CBS Radio as held for sale and as a result, CBS Radio has been presented as a discontinued operation in CBS’s consolidated financial statements for all periods presented. Also included in CBS’s discontinued operations is CBS Outdoor Americas Inc., which was disposed of in 2014.

(b)	Included in net earnings (loss) from discontinued operations, net of tax, for the six months ended June 30, 2017 is a noncash charge of $1.08 billion, or $2.62 per diluted share, to reduce the carrying value of CBS Radio to the value indicated by the stock valuation of Entercom. Included in net earnings (loss) from discontinued operations, net of tax, are noncash impairment charges of $444 million ($427 million, net of tax), or $.95 per diluted share, in 2016, and $484 million ($297 million, net of tax), or $.61 per diluted share, in 2015, in each case to reduce the carrying value of CBS Radio’s intangible assets. For 2014, net earnings from discontinued operations, net of tax, included a gain on the disposal of CBS Outdoor Americas Inc. of $1.56 billion, or $2.78 per diluted share.
(c)	In 2016, CBS recorded a one-time pension settlement charge of $211 million in operating income ($130 million, net of tax), or $.29 per diluted share, for the settlement of pension obligations resulting from the completion of CBS’s offer to eligible former employees to receive lump-sum distributions of their pension benefits.
(d)	In 2015, CBS recorded gains from the sales of internet businesses in China of $139 million in operating income ($131 million, net of tax), or $.27 per diluted share.
(e)	In 2014, in connection with the early redemption of $1.07 billion of its debt, CBS recorded a pretax loss on early extinguishment of debt of $352 million ($219 million, net of tax), or $.39 per diluted share.

Summary Historical Consolidated Financial Data of Entercom

The following table summarizes the historical consolidated financial data of Entercom for the periods presented. The summary historical consolidated statements of operations and cash flow information for the six months ended June 30, 2017 and 2016 and the summary historical consolidated balance sheet information as of June 30, 2017 have been derived from the unaudited historical consolidated financial statements of Entercom incorporated by reference into this document. The summary historical consolidated balance sheet information as of December 31, 2016 and 2015, and the summary historical consolidated statements of operations and cash flow information for each of the three years in the period ended December 31, 2016 have been derived from Entercom’s audited consolidated financial statements incorporated by reference into this document. The summary historical consolidated balance sheet information as of December 31, 2014 has been derived from the consolidated financial statements of Entercom not included in or incorporated by reference into this document. This information is only a summary and should be read in conjunction with the financial statements of Entercom and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

Entercom’s financial results are not comparable from year to year due to acquisitions and dispositions of radio stations, adoption of new accounting standards, and other significant events:

•	In connection with the preparation of Entercom’s consolidated financial statements, Entercom identified immaterial errors in prior periods relating to the netting of certain digital expenses against certain digital revenues. Since Entercom acts as a principal in certain digital revenue contracts, the expenses should not have been netted against gross revenues. The impact of these errors was not material to any prior period. Consequently, Entercom corrected the errors in the second quarter of 2017 by increasing net revenues and station operating expenses on the consolidated statements of operations. As the two line items are adjusted by offsetting amounts, the corrections had no impact on income before taxes, income taxes (benefit), net income, earnings per share or diluted earnings per share, shareholders’ equity, cash flows from operations, or working capital. The corrections had no impact on the consolidated balance sheets or statements of cash flows. Refer to footnote 1 of Entercom’s Form 10-Q for the quarter ended June 30, 2017 for further details.

•	In November 2016, Entercom commenced operations under a time brokerage agreement (“TBA”) for several radio stations in Charlotte, North Carolina.

•	In November 2016, Entercom refinanced its outstanding senior credit facility and retired its Senior Notes outstanding. As a result of the refinancing, Entercom recognized a loss on extinguishment of debt of approximately $10.9 million.

•	In 2016, Entercom sold an AM station in Denver, Colorado, for $3.8 million and an AM station in Atlanta, Georgia for $.9 million. These two sales generated gains of $.3 million, and $.2 million, respectively.

•	In 2016, Entercom settled a legal claim with British Petroleum and recovered $2.3 million on a net basis after deducting certain related expenses. This amount was included in other income and expense.

•	In 2015, Entercom acquired multiple radio stations, net of certain dispositions. Related to these transactions, Entercom incurred: (1) merger and acquisition costs of $4.0 million in 2015 and $1.0 million in 2014; and (2) restructuring charges of $2.8 million in 2015 from the restructuring of operations.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014
	(in thousands, except per share amounts)
Operating Data:
Net revenues	$223,971	$218,580	$464,771	$414,481	$380,376
Operating income	$1,363	$42,329	$98,057	$85,582	$85,576
Net income (loss) attributable to Company	$(2,917)	$15,246	$38,065	$29,184	$26,823
Net income (loss) attributable to common stockholders	$(4,017)	$14,421	$36,164	$28,432	$26,823
Net income (loss) attributable to common stockholders per share—basic:	$(.10)	$.37	$.94	$.75	$.71
Net income (loss) attributable to common stockholders per share—diluted:	$(.10)	$.37	$.91	$.73	$.69
Weighted average shares—basic	38,935	38,463	38,500	38,084	37,763
Weighted average shares—diluted	38,935	39,274	39,568	39,038	38,664
Cash Flows Data:
Cash flows related to:
Operating activities	$14,925	$24,598	$72,030	$64,790	$65,296
Investing activities	$(31,328)	$4,925	$495	$(91,744)	$(7,055)
Financing activities	$(21,848)	$(27,621)	$(34,851)	$4,583	$(38,932)
Other Data:
Common stock dividends declared and paid	$5,837	$2,886	$8,666	$—	$—
Cash dividends declared per common share	$.15	$.075	$.225	$—	$—
Perpetual cumulative convertible preferred stock dividends declared and paid	$1,100	$825	$1,788	$413	$—

	At June 30, 2017	At December 31,
		2016	2015	2014
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents—including cash of VIE	$8,592	$46,843	$9,169	$31,540
Total assets	$1,028,956	$1,076,233	$1,022,108	$926,615
Senior secured debt and other, including current portion	$461,014	$480,087	$268,750	$262,000
Senior unsecured notes, senior subordinated notes and other	$—	$—	$218,269	$217,929
Deferred tax liabilities and other long-term liabilities	$107,626	$119,759	$109,251	$89,904
Perpetual cumulative convertible preferred stock (mezzanine)	$27,732	$27,732	$27,619	$—
Total stockholders’ equity	$389,150	$393,374	$361,450	$329,021

Summary Unaudited Pro Forma Condensed Consolidated Financial Data of CBS

The following summary unaudited pro forma condensed consolidated financial information of CBS gives effect to the split-off of CBS Radio through an exchange offer, and CBS’s use of the proceeds of CBS Radio’s indebtedness incurred in connection with the disposition of CBS Radio (“the split-off and related events”). The summary unaudited pro forma condensed consolidated statements of operations information is presented as if the split-off and related events had been completed on January 1, 2016. The summary unaudited pro forma condensed consolidated balance sheet information is presented as if the split-off and related events had been completed on June 30, 2017. The summary unaudited pro forma condensed consolidated financial information is derived from, and should be read in conjunction with, the information provided in “CBS Corporation Unaudited Pro Forma Condensed Consolidated Financial Statements” and the notes thereto. The summary unaudited pro forma condensed consolidated financial information has been derived from the historical financial statements of CBS.

CBS Summary Unaudited Pro Forma Condensed Consolidated Statement of Operations Information (in millions, except per share amounts)

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Revenues	$6,600	$13,166
Operating income	$1,373	$2,621
Net earnings from continuing operations	$851	$1,552
Net earnings from continuing operations per common share—Basic	$2.19	$3.84
Net earnings from continuing operations per common share—Diluted	$2.16	$3.80
Weighted average number of common shares outstanding:
Basic	388	404
Diluted	394	408

CBS Summary Unaudited Pro Forma Condensed Consolidated Balance Sheet Information (in millions)

At June 30, 2017
Total Assets	$19,162
Long-term debt from continuing operations, including capital lease obligations	$8,921
Stockholders’ equity	$1,658

Summary Unaudited Pro Forma Condensed Combined Financial Information of Entercom and CBS Radio

The following summary unaudited pro forma condensed combined financial information gives effect to the Merger of Merger Sub, a wholly owned acquisition subsidiary of Entercom, with and into CBS Radio, an indirect wholly owned subsidiary of CBS, and the associated refinancing of Entercom’s debt. The summary unaudited pro forma condensed combined statement of operations information is presented as if these transactions occurred on January 1, 2016. The summary unaudited pro forma condensed combined balance sheet information is presented as if these transactions occurred on June 30, 2017. The unaudited pro forma condensed combined financial information is derived from Entercom’s and CBS Radio’s respective historical consolidated financial statements for each period presented. The summary unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not necessarily reflect the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor is it necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity.

Summary Unaudited Pro Forma Condensed Combined Statement of Operations of Entercom and CBS Radio (in millions, except per share amounts)

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
Net revenues	$727.9	$1,555.1
Operating income (loss)	$93.7	$(507.7)
Net income (loss) available to Common shareholders	$38.9	$(563.3)
Net income (loss) available to Common shareholders per share:
Basic	$.28	$(4.03)
Diluted	$.27	$(4.03)
Weighted average number of common shares outstanding:
Basic	140.3	139.9
Diluted	142.0	139.9

Summary Unaudited Pro Forma Condensed Combined Balance Sheet of Entercom and CBS Radio (in millions)

At June 30, 2017
Total assets	$4,687.3
Long-term debt	$1,883.8
Shareholders’ equity	$1,519.0

Summary Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for Entercom and CBS. The Entercom historical data have been derived from and should be read together with Entercom’s unaudited consolidated financial statements and related notes contained in Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and Entercom’s audited consolidated financial statements and related notes thereto contained in Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are each incorporated by reference into this document. The Entercom pro forma data have been derived from the unaudited pro forma condensed combined financial statements of Entercom and CBS Radio included elsewhere in this document. The CBS historical data have been derived from and should be read together with the unaudited consolidated financial statements of CBS and related notes thereto contained in CBS’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and the audited consolidated financial statements of CBS and related notes thereto contained in CBS’s annual report on Form 10-K for the year ended December 31, 2016, which are each incorporated by reference into this document. The CBS pro forma data have been derived from the unaudited pro forma condensed consolidated financial statements of CBS included elsewhere in this document. See “Where You Can Find More Information; Incorporation By Reference.”

This summary comparative historical and pro forma per share data is being presented for illustrative purposes only. CBS, Entercom and CBS Radio may have performed differently had the Transactions occurred prior to the periods or at the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had CBS Radio been separated from CBS and combined with Entercom during the periods or at the date presented or of the actual future results or financial condition of CBS, Entercom or CBS Radio to be achieved following the Transactions.

	Six Months Ended or At June 30, 2017	Year Ended December 31, 2016
	(shares in millions)
Entercom
Net income (loss) available to common shareholders per share:
Historical:
Basic	$(.10)	$.94
Diluted	$(.10)	$.91
Pro forma: (a)
Basic	$.28	$(4.03)
Diluted	$.27	$(4.03)
Weighted average shares:
Historical:
Basic	38.9	38.5
Diluted	38.9	39.6
Pro forma:
Basic	140.3	139.9
Diluted	142.0	139.9
Dividends declared per share of common stock	$.15	$.225
Book value per share of common stock:
Historical	$9.54
Pro forma	$10.68

(a)	The pro forma basic and diluted net loss available to common shareholders per share of Entercom for the year ended December 31, 2016 includes impairment losses of $853.0 million ($723.2 million, net of tax), or $5.17 per basic and diluted share.

	Six Months Ended or At June 30, 2017	Year Ended December 31, 2016
	(shares in millions)
CBS
Net earnings from continuing operations per common share:
Historical:
Basic	$2.09	$3.50
Diluted	$2.06	$3.46
Pro forma:
Basic	$2.19	$3.84
Diluted	$2.16	$3.80
Weighted average shares:
Historical:
Basic	407	444
Diluted	413	448
Pro forma:
Basic	388	404
Diluted	394	408
Dividends declared per share of common stock	$.36	$.66
Book value per share of common stock:
Historical	$6.52
Pro forma	$4.32

As of and for the Six Months Ended June 30, 2017
Equivalent pro forma(a):
Net income available to common shareholders per share—Basic	$1.47
Net income available to common shareholders per share—Diluted	$1.42
Book value per share of common stock	$56.17

(a)	Equivalent pro forma per share data is calculated by multiplying the Entercom pro forma per share amounts by the exchange ratio of 5.2591 shares of Radio Common Stock for each share of CBS Class B Common Stock tendered in the exchange offer, which represents the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 18, 2017, and is calculated as the average price of CBS Class B Common Stock of $56.9122 per share divided by 93.0% of the average price of Entercom Class A Common Stock of $11.6362 per share, reflecting a discount of 7.0%.

Historical Common Stock Market Price and Dividend Data

Historical market price data for CBS Radio has not been presented as it is currently operated by CBS and there is no established trading market for CBS Radio Common Stock separate from CBS Common Stock.

Shares of CBS Class B Common Stock currently trade on the NYSE under the symbol “CBS.” On February 1, 2017, the last trading day before the announcement of the Transactions, the last sale price of CBS Class B Common Stock reported by the NYSE was $64.60. On October 18, 2017, the last trading day prior to the date of this document, the last sale price of CBS Class B Common Stock reported by the NYSE was $56.96.

Shares of Entercom Class A Common Stock currently trade on the NYSE under the symbol “ETM.” On February 1, 2017, the last trading day before the announcement of the Transactions, the last sale price of Entercom Class A Common Stock reported by the NYSE was $14.15. On October 18, 2017, the last trading day prior to the date of this document, the last sale price of Entercom Class A Common Stock reported by the NYSE was $11.80.

The following table sets forth the high and low sale prices of CBS Class B Common Stock according to the Wall Street Journal and Entercom Common Stock according to Bloomberg L.P. on the NYSE for the periods indicated as well as the dividends per share paid by CBS to holders of CBS Class B Common Stock and Entercom to holders of Entercom Class A Common Stock for these periods. The quotations are as reported in CBS’s annual report on Form 10-K for the year ended December 31, 2016 and Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

	CBS Per Share Dividends	CBS Class B Common Stock		Entercom Per Share Dividends		Entercom Class A Common Stock
		High	Low			High	Low
Year Ended December 31, 2017
First Quarter	$.18	$69.60	$61.95	$.075		$16.55	$13.55
Second Quarter	$.18	$70.10	$59.72	$.075		$14.38	$9.60
Third Quarter	$.18	$68.75	$56.91	$.275	(1)	$11.65	$9.45
Fourth Quarter (through October 18, 2017)	$.18	$60.28	$56.22	$—		$12.40	$11.40
Year Ended December 31, 2016
First Quarter	$.15	$55.38	$41.36	$—		$12.09	$8.88
Second Quarter	$.15	$57.89	$50.53	$.075		$13.93	$10.39
Third Quarter	$.18	$58.22	$48.88	$.075		$14.94	$12.65
Fourth Quarter	$.18	$65.09	$54.35	$.075		$16.45	$12.45
Year Ended December 31, 2015
First Quarter	$.15	$63.71	$52.94	$—		$13.09	$11.16
Second Quarter	$.15	$63.95	$55.21	$—		$13.33	$11.00
Third Quarter	$.15	$56.39	$38.51	$—		$11.99	$9.62
Fourth Quarter	$.15	$52.18	$38.76	$—		$12.45	$9.75

(1)	Includes a special one-time cash dividend of $0.20 per share paid on August 30, 2017.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained and incorporated by reference in this document and the exhibits hereto, including especially the Risk Factors section of Entercom’s Annual Report on Form 10-K and the Risk Factors section of CBS’s Annual Report on Form 10-K relating to CBS Radio. See “Where You Can Find More Information; Incorporation By Reference.” Some of the risks described below relate principally to the business and the industry in which Entercom, including CBS Radio, will operate after the Transactions, while others relate principally to the Transactions and participation in the exchange offer. The remaining risks relate principally to the securities markets generally and ownership of shares of Entercom Class A Common Stock. The risks described below are not the only risks that Entercom currently faces or will face after the consummation of the Transactions or to participating in the exchange offer.

Risks Related to the Transactions

Sales of Entercom Class A Common Stock after the Transactions may negatively affect the market price of Entercom Class A Common Stock.

The shares of Entercom Class A Common Stock to be issued in the Transactions to holders of Radio Common Stock will generally be eligible for immediate resale. The market price of Entercom Class A Common Stock could decline as a result of sales of a large number of shares of Entercom Class A Common Stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate, subject to potential adjustment under limited circumstances as described in the section entitled “The Merger Agreement—Merger Consideration.” Currently, holders of CBS Common Stock may include index funds that have performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because Entercom may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide to or may be required to sell the Entercom Class A Common Stock that they receive in the Transactions. In addition, the investment fiduciaries of CBS’s defined contribution and defined benefit plans may decide to sell any Entercom Class A Common Stock that the trusts for these plans receive in the Transactions, or may decide not to participate in the exchange offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may also make it more difficult for Entercom to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The historical and pro forma financial information that is included in this document may not be representative of the results CBS Radio would have achieved as a stand-alone public company and may not be a reliable indicator of CBS Radio’s future results.

The historical consolidated financial statements and unaudited pro forma condensed consolidated financial statements that are included in this document have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of expenses from CBS. As a result, CBS Radio’s historical and pro forma financial statements may not necessarily reflect what its financial condition, results of operations or cash flows would have been had CBS Radio been an independent, stand-alone entity during the periods presented or those that CBS Radio will achieve in the future. Therefore, CBS Radio’s consolidated historical financial statements that are included in this document may not necessarily be indicative of what CBS Radio’s financial condition, results of operations or cash flows will be in the future.

Entercom may be unable to provide the same types and level of services, digital services and resources to CBS Radio that historically have been provided by CBS, or may be unable to provide them at the same cost.

CBS Radio has been able to receive benefits and services from CBS and has been able to benefit from CBS’s financial strength and extensive business relationships. After the Transactions, CBS Radio will be owned by Entercom and will no longer benefit from CBS’s resources. In connection with the Merger, Entercom will enter into a Transition Services Agreement and a Joint Digital Services Agreement, pursuant to which CBS will agree to provide certain transition services for certain periods following the consummation of the Transactions (not to exceed twenty-four months following the consummation of the Transactions). It cannot be assured that Entercom will be able to adequately replace those resources or replace them at the same cost. If Entercom is not able to replace the resources provided by CBS or is unable to replace them at the same cost or is delayed in replacing the resources provided by CBS, Entercom’s results of operations may be materially adversely impacted.

Entercom’s business, financial condition and results of operations may be adversely affected following the Transactions if Entercom cannot negotiate terms that are as favorable as those CBS and CBS Radio have received when Entercom replaces contracts after the closing of the Transactions.

Prior to consummation of the Transactions, certain functions (such as legal, financial, insurance, employment and other services) for CBS Radio are generally being performed under CBS’s centralized systems. While CBS, under the Transition Services Agreement, will agree to provide Entercom with certain services, there can be no assurance that Entercom will be able to obtain those consents or negotiate terms that are as favorable as those CBS received when and if Entercom replaces these services with its own agreements for similar services. Although Entercom believes that it will be able to obtain any such consents or enter into new agreements for similar services, it is possible that the failure to replace a significant number of these agreements for any of these services could have a material adverse impact on Entercom following the Transactions.

The Merger Agreement may be terminated in accordance with its terms, and the exchange offer and Spin-Off if necessary may therefore not be consummated.

The Merger Agreement contains a number of conditions that must be fulfilled to consummate the Merger, in which case the exchange offer and the Spin-Off if necessary will not be consummated. Those conditions include: consummation of the Radio Reorganization and the Final Distribution in accordance with the Separation Agreement and the Distribution Tax Opinion; expiration or termination of any applicable waiting period (and any extension thereof) under the HSR Act; consent of the FCC for the Transactions; effectiveness of this registration statement and the other registration statements required for the Transactions; the obtaining by the parties of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Entercom Class A Common Stock; approval by Entercom’s shareholders of the issuance of Entercom Class A Common Stock and the other approvals required by Entercom’s shareholders in the Merger Agreement; and the absence of any law or order prohibiting any of the Transactions. These conditions to the closing of the merger may not be fulfilled and, accordingly, the merger may not be consummated. In addition, if the merger is not consummated by January 31, 2018 (subject to extension to May 2, 2018 if the only conditions not satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, which conditions are capable of being satisfied) are conditions relating to required regulatory filings and clearances and the absence of certain legal impediments to the consummation of the Merger) either CBS or Entercom may choose not to proceed with the merger. In addition, CBS or Entercom may elect to terminate the Merger Agreement in certain other circumstances. See “The Merger Agreement—Conditions to the Merger” and “The Merger Agreement—Termination.”

If any of the Internal Distributions or the Final Distribution does not qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or the Merger does not qualify as a tax-free “reorganization” under Section 368(a) of the Code, including as a result of actions taken in connection with the Internal Distributions, the Final Distribution or the Merger or as a result of subsequent acquisitions of shares of CBS, Entercom or CBS Radio, then CBS and/or holders of CBS Common Stock that received Radio Common Stock in the Final Distribution may be required to pay substantial U.S. federal income taxes, and, in certain circumstances, CBS Radio and Entercom may be required to indemnify CBS for any such tax liability.

The consummation of the Transactions is conditioned on the receipt by CBS of the Distribution Tax Opinion and a Merger Tax Opinion and by Entercom of a Merger Tax Opinion and a copy of the Distribution Tax Opinion. CBS may waive the condition that it receive the Distribution Tax Opinion from its counsel, in which case CBS may be required extend the exchange offer and to pay the Tax Opinion Waiver Penalty to Entercom no later than five business days after the closing of the Merger. For a description of the Tax Opinion Waiver Penalty, see “The Separation Agreement—The Final Distribution.”

The opinions of counsel will be based upon and rely on, among other things, current law, certain facts and assumptions, as well as certain representations, statements, and undertakings of CBS, CBS Radio, Entercom, and Merger Sub, including those relating to the past and future conduct of CBS, CBS Radio, Entercom, and Merger Sub. If any of these representations, statements or undertakings are, or become, inaccurate or incomplete, or if CBS, CBS Radio, Entercom, or Merger Sub breaches any of its covenants in the Transaction Agreements, the opinions of counsel may be invalid and the conclusions reached therein could be jeopardized. Notwithstanding the opinions of counsel, the Internal Revenue Service (the “IRS”) could determine that the Final Distribution and/or the Merger should be treated as a taxable transaction if it determines that any of the facts, assumptions, representations, statements or undertakings upon which the opinions of counsel were based are false or have been violated, or if it disagrees with the conclusions in the opinions of counsel. The opinions of counsel are not binding on the IRS and there can be no assurance that the IRS will not assert a contrary position.

If the Final Distribution fails to qualify as a transaction that is tax-free, for U.S. federal income tax purposes, under Section 355 of the Code, in general, CBS would recognize taxable gain as if it had sold the Radio Common Stock in a taxable sale for its fair market value, and holders of CBS Common Stock who receive shares of Radio Common Stock in the Final Distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Even if the Final Distribution were to otherwise to qualify as a tax-free transaction under Section 355 of the Code, the Final Distribution or either Internal Distribution would be taxable to CBS (but not to CBS stockholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either CBS or CBS Radio (including stock of Entercom after the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Final Distribution or such Internal Distribution, as applicable. For this purpose, any acquisitions of CBS or CBS Radio stock (including stock of Entercom after the Merger) within the period beginning two years before the Final Distribution or such Internal Distribution, as applicable, and ending two years after the Final Distribution or such Internal Distribution, as applicable, are presumed to be part of such a plan, although CBS may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Final Distribution or either Internal Distribution to be taxable to CBS under Section 355(e) of the Code because pre-Merger holders of Radio Common Stock will hold at least 50.25% of the aggregate value of Entercom Common Stock and at least 50.25% of the aggregate voting power of Entercom Common Stock, in each case, immediately following the Merger. However, if the IRS were to determine that other acquisitions of CBS or CBS Radio stock (including stock of Entercom after the Merger), either before or after the Final Distribution or either Internal Distribution, were part of a plan or series of related transactions that included the Final Distribution or such Internal Distribution, as applicable, such determination could result in significant tax to CBS.

Under the Tax Matters Agreement to be entered into by CBS, CBS Radio, and Entercom in connection with the Transactions, CBS Radio (and Entercom, if applicable) will be required to indemnify CBS against all or a portion of any taxes on the Internal Distributions and Final Distribution that arise as a result of certain actions or failures to act by Entercom or CBS Radio, certain events (or series of events) after the Transactions involving the stock or assets of CBS Radio or Entercom, or any breach by Entercom or, after the Transactions, CBS Radio of any representation or covenant made by them in the Tax Matters Agreement (a “disqualifying action”). If CBS were to recognize gain on either Internal Distribution or the Final Distribution for reasons not related to a disqualifying action by CBS Radio or Entercom, CBS would generally not be entitled to be indemnified under the Tax Matters Agreement and the resulting tax to CBS could have a material adverse effect on CBS. In addition, in certain circumstances, under the Tax Matters Agreement, CBS Radio (and Entercom) will be required to indemnify CBS against taxes on the Merger that arise as a result of a disqualifying action by CBS Radio or Entercom. If CBS were to recognize gain on the Merger for reasons not related to a disqualifying action by CBS Radio or Entercom, CBS would generally not be entitled to indemnification by CBS Radio (or Entercom) under the Tax Matters Agreement. If CBS Radio (or Entercom, if applicable) is required to indemnify CBS if the Final Distribution or the Merger is taxable, this indemnification obligation could be substantial and could have a material adverse effect on Entercom, including with respect to its financial condition and results of operations. In addition, even if Entercom and CBS Radio are not responsible for tax liabilities of CBS under the Tax Matters Agreement, CBS Radio nonetheless could be liable under applicable tax law for such liabilities if CBS were to fail to pay such taxes.

CBS Radio and Entercom may be affected by significant restrictions following the Transactions in order to avoid significant tax-related liabilities.

The Tax Matters Agreement generally will prohibit CBS Radio, Entercom and their affiliates from taking certain actions that could cause the Internal Distributions, the Final Distribution and the Merger to fail to qualify as tax-free transactions. In particular, for a two-year period following the date of the Final Distribution (the “Final Distribution Date”), except as described below, neither CBS Radio nor Entercom may:

•	enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of CBS Radio or Entercom (taking into account the stock of CBS Radio acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights, other than in certain open-market transactions;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger or mergers or consolidations that do not result in CBS Radio ceasing to exist as a corporation for U.S. federal income tax purposes);

•	take any other action that would, when combined with any other direct or indirect changes in ownership of CBS Radio and Entercom capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of CBS Radio or Entercom, or would reasonably be expected to result in a failure to preserve the tax-free status of the Transactions;

•	cause CBS Radio to liquidate;

•	cause CBS Radio to discontinue the active conduct of certain of its businesses; or

•	sell, transfer or otherwise dispose of assets (including stock of subsidiaries) of certain of CBS Radio’s business beyond certain thresholds (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of CBS Radio debt).

If CBS Radio (or Entercom, if applicable) intends to take any such restricted action, CBS Radio (or Entercom, if applicable) will be required to cooperate with CBS in obtaining an IRS ruling or an unqualified tax opinion satisfactory to CBS in its reasonable discretion to the effect that such action will not affect the status of any of the Internal Distributions, the Final Distribution or the Merger as tax-free transactions, unless CBS waives such requirement. However, if CBS Radio (or Entercom, if applicable) takes any of the actions above and such actions result in tax-related losses to CBS, then CBS Radio (or Entercom, if applicable) generally will be required to indemnify CBS for such losses, without regard to whether CBS has given CBS Radio and/or Entercom prior consent. See “Other Agreements and Other Related Party Transactions—Tax Matters Agreement.” In the event CBS does not receive a tax opinion from Wachtell, Lipton, Rosen & Katz concluding at a comfort level of “should” or higher that each of the Internal Distributions and the Final Distribution qualifies as a tax-free transaction under Section 355 of the Code or takes or fails to take, or permits any of its affiliates to take or fail to take, any action solely as a result of which (together with other actions or failures to act by CBS and its affiliates) either of the Internal Distributions and/or the Final Distribution would reasonably be expected to fail to qualify as tax-free transactions, then the restrictions set forth above shall not apply.

Due to these restrictions and indemnification obligations under the Tax Matters Agreement, Entercom may be limited in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in Entercom’s best interests. Also, Entercom’s potential indemnity obligation to CBS might discourage, delay or prevent a change of control during this two-year period that Entercom shareholders may consider favorable and its ability to pursue strategic transactions, equity or convertible debt financings, or other transactions that may otherwise be in Entercom’s best interests.

Tendering holders of CBS Class B Common Stock may receive a reduced premium or may not receive any premium in the exchange offer.

The exchange offer is designed to permit you to exchange your shares of CBS Class B Common Stock for shares of Radio Common Stock, calculated as set forth in this document. Stated another way, for each $1.00 of your CBS Class B Common Stock accepted in the exchange offer, you will receive approximately $1.08 of Radio Common Stock. The value of the CBS Class B Common Stock will be based on the calculated per-share value for the CBS Class B Common Stock on the NYSE and the value of the Radio Common Stock will be based on the calculated per-share value of Entercom Class A Common Stock on the NYSE, in each case determined by reference to the simple arithmetic average of the daily VWAP on each of the Valuation Dates.

The number of shares you can receive is, however, subject to an upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer. As a result, you may receive less than $1.08 of Radio Common Stock for each $1.00 of CBS Class B Common Stock, depending on the calculated per-share values of CBS Class B Common Stock and Radio Common Stock at the expiration date. Because of the limit on the number of shares of Radio Common Stock you may receive in the exchange offer, if there is a drop of sufficient magnitude in the trading price of Entercom Class A Common Stock relative to the trading price of CBS Class B Common Stock, or if there is an increase of sufficient magnitude in the trading price of CBS Class B Common Stock relative to the trading price of Entercom Class A Common Stock, you may not receive $1.08 of Radio Common Stock for each $1.00 of CBS Class B Common Stock, and could receive much less.

For example, if the calculated per-share value of CBS Class B Common Stock was $67.56 (the highest closing price for CBS Class B Common Stock on the NYSE during the three-month period prior to commencement of the exchange offer) and the calculated per-share value of Radio Common Stock was $9.50 (the lowest closing price for Entercom Class A Common Stock on the NYSE during that three-month period), the value of Radio Common Stock, based on the Entercom Class A Common Stock price, received for CBS Class B Common Stock accepted for exchange would be approximately $0.81 for each $1.00 of CBS Class B Common Stock accepted for exchange. The exchange offer does not provide for a minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.” If the upper limit on the number of shares of

Radio Common Stock that can be received for each share of CBS Class B Common Stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit.

For example, if the trading price of CBS Class B Common Stock were to increase during the last two trading days of the exchange offer, the average price of CBS Class B Common Stock used to calculate the exchange ratio would likely be lower than the closing price of shares of CBS Class B Common Stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Radio Common Stock, and therefore effectively fewer shares of Entercom Class A Common Stock, for each $1.00 of shares of CBS Class B Common Stock than you would have if the average price of CBS Class B Common Stock were calculated on the basis of the closing price of shares of CBS Class B Common Stock on the expiration date of the exchange offer or on the basis of an averaging period that includes the last two trading days prior to the expiration of the exchange offer period. Similarly, if the trading price of Entercom Class A Common Stock were to decrease during the last two trading days prior to the expiration of the exchange offer period, the average Entercom Class A Common Stock price used to calculate the exchange ratio would likely be higher than the closing price of Entercom Class A Common Stock on the expiration date. This could also result in your receiving fewer shares of Radio Common Stock, and therefore effectively fewer shares of Entercom Class A Common Stock, for each $1.00 of CBS Class B Common Stock than you would otherwise receive if the average Entercom Class A Common Stock price were calculated on the basis of the closing price of Entercom Class A Common Stock on the expiration date or on the basis of an averaging period that included the last two trading days prior to the expiration of the exchange offer period.

In addition, there is no assurance that holders of shares of CBS Class B Common Stock that are exchanged for Radio Common Stock in the exchange offer will be able to sell the shares of Entercom Class A Common Stock after receipt in the Merger at prices comparable to the calculated per-share value of Radio Common Stock at the expiration date.

The trading prices of Entercom Class A Common Stock may not be an appropriate proxy for the value of Radio Common Stock.

The calculated per-share value for Radio Common Stock is based on the trading prices for Entercom Class A Common Stock, which may not be an appropriate proxy for the value of Radio Common Stock. There is currently no trading market for Radio Common Stock and no such market will be established in the future. CBS believes, however, that the trading prices for Entercom Class A Common Stock are an appropriate proxy for the trading value of Radio Common Stock because immediately following the consummation of the Final Distribution, Merger Sub will merge with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom. Each outstanding share of Radio Common Stock will be canceled and retired and will cease to exist and the holders of Radio Common Stock will receive the right to receive an equal number of shares of Entercom Class A Common Stock. In addition, CBS Radio will authorize the issuance of a number of shares of Radio Common Stock such that the total number of shares of Radio Common Stock outstanding immediately prior to the Merger will be that number that results in the exchange ratio in the Merger equaling one and, as a result, each outstanding share of Radio Common Stock (except shares of Radio Common Stock held by CBS Radio as treasury stock) will be converted into one share of Entercom Class A Common Stock in the Merger. There can be no assurance, however, that Entercom Class A Common Stock after the issuance of Radio Common Stock and the Merger will trade on the same basis as Entercom Class A Common Stock trades prior to the Transactions. In addition, it is possible that the trading prices of Entercom Class A Common Stock prior to consummation of the Merger will not fully reflect the anticipated value of Entercom Class A Common Stock after the Merger. For example, trading prices of Entercom Class A Common Stock on the Valuation Dates could reflect some uncertainty as to the timing or consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Following the exchange of shares of Entercom Class A Common Stock for shares of Radio Common Stock in the Merger, the former holders of shares of Radio Common Stock may experience a delay prior to receiving their shares of Entercom Class A Common Stock or their cash in lieu of fractional shares, if any.

Following the exchange of shares of Entercom Class A Common Stock for shares of Radio Common Stock, the former holders of Radio Common Stock will receive their shares of Entercom Class A Common Stock or their cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the transfer agent. Although Entercom expects that the NYSE will create a “when issued” market for the new shares of Entercom Class A Common Stock issuable to holders of CBS Class B Common Stock whose shares of CBS Class B Common Stock are accepted in the exchange offer, the creation of a “when issued” market is outside the control of Entercom, and there can be no assurance that such a market will develop. Until the distribution of the shares of Entercom Class A Common Stock to the individual shareholder has been completed, the relevant holder of shares of Entercom Class A Common Stock will not be able to sell its shares of Entercom Class A Common Stock. Consequently, in case the market price for Entercom Class A Common Stock should decrease during that period, the relevant shareholder would not be able to stop any losses by selling the shares of Entercom Class A Common Stock. Similarly, the former holders of Radio Common Stock who received cash in lieu of fractional shares will not be able to invest the cash until the distribution to the relevant shareholder has been completed, and they will not receive interest payments for this time period.

The Pricing Mechanism (as defined below) for the exchange offer will not be fixed prior to the launch of the exchange offer, but will be instead determined while the exchange offer is open, creating a risk of arbitrage trading during the exchange offer that could impact the final exchange ratio.

The exchange offer does not set forth a fixed exchange ratio at the outset of the exchange offer. Rather, the exchange offer price is expressed as a ratio of Radio Common Stock for each $1.00 of CBS Class B Common Stock validly tendered and not withdrawn pursuant to the exchange offer (subject to the limit on the exchange ratio that could result from the upper limit, as described in greater detailed in this document). The exchange offer’s pricing mechanism (the “Pricing Mechanism”) will calculate the values of CBS Class B Common Stock and Radio Common Stock by reference to a simple arithmetic average of daily VWAPs over the three Valuation Dates. The per-share values for CBS Class B Common Stock will be determined by CBS by reference to the simple arithmetic mean of the daily VWAP of CBS Class B Common Stock on the NYSE over the three Valuation Dates. Similarly, the per-share values for Radio Common Stock will be determined by CBS by reference to the simple arithmetic mean of the daily VWAP of Entercom Class A Common Stock on the NYSE over the Valuation Dates (since each share of Radio Common Stock will be exchanged for one share of Entercom Class A Common Stock in the Merger). If the exchange offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second trading day preceding the revised expiration date, as may be extended. The final exchange ratio will be announced by press release and be available on the website www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second trading day preceding the expiration of the exchange offer, as may be extended, and therefore provides for a two business day window between pricing and exchange offer’s expiration. See “The Exchange Offer—Terms of the Exchange Offer—Pricing Mechanism.”

As the Pricing Mechanism results in the final exchange ratio being fixed two business days before the expiration of the exchange offer, the value of CBS Class B Common Stock and Entercom Class A Common Stock may change after the final exchange ratio is fixed by the Pricing Mechanism. The difference between the changing prices of publicly traded CBS Class B Common Stock and Entercom Class A Common Stock and the fixed exchange ratio could allow for investors to engage in arbitrage trading during the final two business days prior to the expiration of the exchange offer, which could affect the price of CBS Class B Common Stock, Entercom Class A Common Stock or both. Such trading could impact the value of the consideration received by holders of CBS Class B Common Stock participating in the exchange offer.

Arbitrage trading during the exchange offer could adversely impact the price of Entercom Class A Common Stock.

The shares of Radio Common Stock to be received by holders of CBS Class B Common Stock who validly tender such stock in the exchange offer will be issued at a discount to the per-share value of Entercom Class A Common Stock. During the exchange offer, the existence of this discount could negatively affect the market price of Entercom Class A Common Stock. See “The Exchange Offer—Terms of the Exchange Offer—General.” Prospective buyers of Entercom Class A Common Stock could choose to acquire shares of Entercom Class A Common Stock indirectly by purchasing shares of CBS Class B Common Stock and then tender such shares in the exchange offer. Additionally, certain market participants may use a hedging strategy to manage risk in the context of split-off transactions that involves shorting Entercom Class A Common Stock. Both occurrences, or either individually, could result in a decrease in the price of Entercom Class A Common Stock during the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer— General.”

Ownership of Entercom Class A Common Stock will entitle holders to different rights than ownership of CBS Class B Common Stock.

Following completion of the exchange offer and, if necessary, the Spin-Off, and subsequent Merger, former holders of CBS Class B Common Stock who have validly tendered and not properly withdrawn their shares of CBS and stockholders who do not tender but do receive Class B Common Stock will no longer be stockholders of CBS but will instead be shareholders of Entercom. There are material differences between the rights that holders of CBS Class B Common Stock have with respect to CBS compared to the rights that holders of Entercom Class A Common Stock have with respect to Entercom. See “Description of Entercom Capital Stock.” The material differences relate to, among other things, rights with respect to the election and removal of directors, advance notice procedures for stockholder proposals or director nominations, procedures for amending organizational documents and approval rights for certain business combinations. For a further discussion, see the section entitled “Comparison of Rights of Holders of CBS Common Stock and Entercom Common Stock.”

The concentration of Entercom’s capital stock ownership with its founders will limit the ability of holders of Entercom Class A Common Stock to influence corporate matters, and the interests of Entercom’s founders may differ from the interests of other stockholders.

As of March 10, 2017, Joseph M. Field, Entercom’s Chairman of the Board, beneficially owned 1,364,165 shares of Entercom Class A Common Stock and 6,148,282 shares of Entercom Class B Common Stock, representing approximately 61.1% of the total voting power of all of outstanding Entercom Common Stock. Collectively, Joseph M. Field, David J. Field, other members of the Field family or entities that they control beneficially own all outstanding shares of Entercom Class B Common Stock. Other members of the Field family and entities that they control also own shares of Entercom Class A Common Stock. Based on their holdings as of March 10, 2017, Joseph M. Field, David J. Field and their affiliates are expected to beneficially own or control 9,282,322 of the outstanding shares of the Entercom Common Stock of the combined company following the completion of the Merger. For additional information on the ownership of Entercom Common Stock and how it will change after the Merger, see the section entitled “Other Agreements and Other Related Party Transactions—Field Family Side Letter Agreement.”

Additionally, the Entercom Articles provide that holders of Entercom Class B Common Stock are entitled to ten votes for each share held of record at such times as the shares are voted by a management shareholder (Joseph M. Field and David J. Field) in his own right in person or by proxy or pursuant to a qualified voting agreement; at all other times the holders of Entercom Class B Common Stock will be entitled to one vote per share. Holders of Entercom Class A Common Stock are entitled to one vote per share. See the section entitled “Description of Entercom Capital Stock.”

Based on their holdings as of March 10, 2017, Joseph M. Field and David J. Field are expected to have a large minority voting interest in the combined entity of approximately 25% following consummation of the

Merger, whereas the total voting share of all other holders of Entercom Common Stock will be approximately 75% following consummation of the Merger, with approximately 58% being held by former holders of CBS Common Stock and approximately 17% being held by former holders of Entercom Common Stock other than the Field family. Accordingly, Joseph M. Field, David J. Field and each of their affiliates will have substantial influence over the outcome of corporate actions requiring shareholder approval, and their interests may differ from the interests of other shareholders. See the section entitled “The Transactions—Interests of Entercom’s Directors and Executive Officers in the Transactions.” The concentration of stock ownership will limit the ability of Entercom Class A Common Stockholders to influence corporate matters. As a result, Entercom may take actions that its shareholders do not view as beneficial or may give investors the perception that conflicts of interest may exist or arise, which may adversely affect the market price of Entercom Class A Common Stock.

The fairness opinions obtained by the Entercom board of directors from Morgan Stanley and Centerview, respectively, will not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of such opinions.

On February 1, 2017, each of Morgan Stanley and Centerview separately rendered to the board of directors of Entercom an oral opinion, each of which was subsequently confirmed by delivery of separate written opinions dated February 2, 2017, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Entercom.

The Entercom board has not obtained an updated fairness opinion as of the date of this document from Morgan Stanley or Centerview, and the Entercom board does not expect to receive an updated fairness opinion prior to the completion of the Merger.

The opinions delivered by Morgan Stanley and Centerview were necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Morgan Stanley and Centerview, respectively, as of, February 2, 2017. The opinions do not speak as of the time the Merger will be completed or as of any date other than the date of such opinions. Although subsequent developments may affect its opinion, neither Morgan Stanley nor Centerview has any obligation to update, revise or reaffirm its opinion. These developments may include changes to the operations and prospects of CBS Radio or Entercom, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of CBS Radio and Entercom, and on which such opinions were based, and that may alter the value of CBS Radio or Entercom or the prices of securities of CBS, Entercom, and CBS Radio at the effective time. The value of the merger consideration has fluctuated since, and could be materially different from its value as of, the date of the opinions delivered by Morgan Stanley and Centerview, and neither Morgan Stanley nor Centerview has expressed any opinion as to the price or range of prices at which any securities of CBS, Entercom, or CBS Radio may trade at any time.

For a more complete description of the opinion that Morgan Stanley delivered to the Entercom board of directors and a summary of the material financial analyses performed by Morgan Stanley and reviewed by the Entercom board of directors in connection with its opinion, please refer to the section entitled “—Opinion of Morgan Stanley & Co. LLC” and to the full text of text of the written opinion included as Annex A-1 to this document. For a more complete description of the opinion that Centerview delivered to the Entercom board of directors and a summary of the material financial analyses performed by Centerview and reviewed by the Entercom board of directors in connection with its opinion, please refer to the section “—Opinion of Centerview Partners LLC” and to the full text of text of the written opinion included as Annex A-2 to this document.

Risks Related to Entercom and the Combined Company

Entercom and CBS Radio will incur transaction- and merger-related costs in connection with the Transactions.

Entercom and CBS Radio have incurred and expect to incur a number of non-recurring direct and indirect costs associated with the Transactions. These costs and expenses include fees paid to financial, legal and accounting advisors, severance and other potential employment-related costs, including payments that may be made to certain Entercom and CBS Radio executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Entercom and CBS Radio regardless of whether the Transactions are completed. There are also processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Transactions and the integration of the two companies’ businesses. While both Entercom and CBS Radio have assumed that a certain level of expenses would be incurred in connection with the Transactions and the other operations contemplated by the Merger Agreement and continue to assess the magnitude of these costs, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated costs in connection with the Transactions that Entercom and CBS Radio may not recoup. These costs and expenses could reduce the realization of efficiencies and strategic benefits Entercom and CBS Radio expect to achieve from the Transactions. Although Entercom and CBS Radio expect that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Increases in or new royalties, including through legislation, could adversely impact CBS Radio’s and Entercom’s business, financial condition and results of operations following the consummation of the Merger.

CBS Radio and Entercom pay royalties to song composers and publishers through performance rights organizations (“PROs”), currently American Society of Composers, Authors and Publishers (ASCAP), Broadcast Music, Inc. (BMI) and SESAC, Inc. for the performance of music on its radio stations and websites. The emergence of new PROs, such as Global Music Rights, could increase the royalties that they pay. Although CBS Radio and Entercom pay royalties to record labels and recording artists for distributing music content online, they do not pay royalties to record labels or recording artists for broadcasts of music on our radio stations. From time to time, the U.S. Congress considers legislation that could require that radio broadcasters pay performance royalties to record labels and recording artists. The proposed legislation has been the subject of considerable debate and activity by the radio broadcast industry and other parties that could be affected. Neither CBS Radio nor Entercom can predict whether any proposed legislation will become law. In addition, royalty rates are subject to adjustment and it is possible that CBS Radio’s or Entercom’s royalty rates associated with obtaining rights to use musical compositions and sound recordings in its programming content could increase as a result of private negotiations, regulatory rate-setting processes, or administrative and court decisions. Various independent record companies that claim to own the rights to several hundred sound recordings created prior to February 15, 1972 (the “Pre-1972 Recordings”) have sued several radio broadcasters (including CBS Radio) for allegedly infringing their exclusive right of public performance in certain states. In August 2015, CBS Radio was named as a defendant in two separate putative class action lawsuits in a federal court in each of California and New York for common law copyright infringement as well as related state law claims. In May 2016, the California court dismissed the California case against CBS Radio. In June 2016, the plaintiff record companies appealed this judgment to the U.S. Court of Appeals for the Ninth Circuit. In March 2017, the New York federal court dismissed the New York suit with prejudice. CBS Radio intends to vigorously defend itself in the California case. An adverse decision in the California case could impede CBS Radio’s ability to broadcast or stream the Pre-1972 Recordings and/or increase its royalty payments. New or increased royalty payments could increase CBS Radio’s and Entercom’s expenses, which could adversely impact their businesses, financial conditions and results of operations.

The failure to protect CBS Radio’s intellectual property could adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio, following completion of the Merger.

Following the Separation, CBS Radio will have limited rights to use the trademarks “CBS Radio,” “CBS Sports Radio” and certain other trademarks owned by CBS, subject in each case to the CBS Brands License Agreements. See “Other Agreements and Other Related Party Transactions—CBS Brands License Agreements” for more information on CBS Radio’s rights and obligations under the license agreements. Any substantial failure to protect and enforce CBS Radio’s intellectual property rights during the period between the Separation and the expiration of CBS Radio’s rights to use Trademarks owned by CBS and its subsidiaries could adversely impact Entercom’s business, financial condition and results of operations following the consummation of the Merger. In addition, early termination of the trademark licenses could result in Entercom rebranding such trademarks before it is prepared to do so and could require that Entercom spend significant unanticipated resources.

CBS Radio’s ability to protect and enforce its intellectual property rights is important to the success of CBS Radio’s business. CBS Radio endeavors to protect its intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party nondisclosure agreements, other contractual restrictions, and other methods. CBS Radio has registered trademarks in state and federal trademark offices in the United States and enforces its rights through, among other things, filing oppositions with the United States Patent and Trademark Offices. There is a risk that unauthorized digital distribution of CBS Radio content could occur and competitors may adopt names similar to CBS Radio’s or use confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding CBS Radio’s ability to build brand identity and leading to confusion among CBS Radio audience or advertisers. Moreover, maintaining and policing CBS Radio’s intellectual property rights may require CBS Radio to spend significant resources as litigation or proceedings before the United States Patent and Trademark Office, courts or other administrative bodies, is unpredictable, costly and may not always be cost effective. CBS Radio cannot assure you that it will have sufficient resources to adequately protect and enforce its intellectual property. The failure to protect and enforce CBS Radio’s intellectual property could adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio, following consummation of the Merger.

CBS Radio may be subject to claims and litigation from third parties claiming that its operations infringe on their intellectual property. Any intellectual property litigation could be costly and could divert the efforts and attention of CBS Radio’s management and technical personnel, which could have a material adverse effect on CBS Radio’s business, financial condition and results of operations. If any such actions are successful, in addition to any potential liability for damages, CBS Radio could be required to obtain a license in order to continue to operate its business.

CBS Radio could suffer losses due to asset impairment charges for FCC licenses and goodwill, which may adversely impact CBS Radio’s financial results.

As of June 30, 2017, CBS Radio’s FCC licenses and goodwill comprised 89% of the book value of its assets. CBS Radio tests goodwill and FCC licenses for impairment during the fourth quarter of each year and between annual tests if events or circumstances require an interim impairment assessment. FCC licenses are tested for impairment at the geographic market level and goodwill is tested at the reporting unit level, which is one level below CBS Radio’s operating segment. As of December 31, 2016, CBS Radio had three reporting units. During 2016, CBS Radio recognized a pretax noncash impairment charge of $322.7 million to reduce the carrying values of FCC licenses in 23 of its markets to their fair value. Also during 2016, CBS Radio concluded that the estimated fair value of each of its three reporting units was below their respective carrying values, after the above-mentioned FCC licenses impairment charge, and as a result CBS Radio performed the second step of the goodwill impairment test for each reporting unit and recorded a pretax noncash impairment charge of $530.1 million to reduce the carrying value of its goodwill.

After the above-mentioned impairment charges, the fair values of each of CBS Radio’s three reporting units exceeded their respective carrying values by approximately 3%, the fair values of FCC licenses in 23 of its markets were the same as their carrying values, and the fair values of FCC licenses in two markets exceeded their respective carrying values by less than 5%. A downward revision to the estimated fair value of CBS Radio’s reporting units and/or FCC licenses could cause the estimated fair value to fall below their respective carrying values, which could result in a noncash impairment charge.

Entercom’s stock price is one indicator in management’s assessment of the fair value of CBS Radio. A decline in Entercom’s stock price could indicate that the fair value of CBS Radio is lower than its carrying value and could result in an impairment in a future period. Any impairment charge for goodwill and/or FCC licenses could have a material impact on CBS Radio’s financial results.

Following the consummation of the Merger, Entercom and CBS Radio will have substantial indebtedness, which could adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio.

Entercom and its subsidiaries, and CBS Radio and its subsidiaries each have a significant amount of indebtedness and, following the consummation of the Transactions, will continue to have significant indebtedness and liabilities. As of June 30, 2017, on a pro forma basis after giving effect to the Transactions, Entercom would have had outstanding long-term debt, including the current portion, of $1,883.8 million, on a consolidated basis. Entercom and its subsidiaries, including, after the consummation of the Transactions, CBS Radio, have and will continue to have the ability to incur a significant amount of additional debt. After the consummation of the Transactions, the indebtedness of Entercom and its subsidiaries, including CBS Radio, could have important consequences, including but not limited to:

•	making it more difficult for Entercom and its subsidiaries, including CBS Radio, as applicable, to satisfy their obligations with respect to their debt;

•	requiring Entercom and its subsidiaries, including CBS Radio, as applicable, to dedicate a substantial portion of their cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other corporate purposes;

•	increasing the vulnerability of Entercom and its subsidiaries, including CBS Radio, to and limiting the flexibility in planning for, or reacting to, changes in the business, the industries in which they operate, the economy and government regulations;

•	restricting Entercom and its subsidiaries, including CBS Radio, from making strategic acquisitions or causing them to make non-strategic divestitures;

•	placing Entercom and its subsidiaries, including CBS Radio, at a competitive disadvantage compared to their competitors that have less debt;

•	exposing Entercom and its subsidiaries, including CBS Radio, to the risk of increased interest rates as borrowings under the Radio Credit Agreement are subject to variable rates of interest; and

•	limiting the ability of Entercom and its subsidiaries, including CBS Radio, to borrow additional funds.

The terms of the Radio Credit Agreement and the Radio Notes Indenture may restrict the current and future operations of CBS Radio and its subsidiaries, particularly the ability to incur additional debt.

The Radio Credit Agreement and the Radio Notes Indenture contain a number of restrictive covenants that impose significant operating and financial restrictions on CBS Radio and its subsidiaries and limit CBS Radio’s ability to engage in actions that may be in its long-term best interests, including restrictions on its and its subsidiaries’ abilities to:

•	incur additional indebtedness;

•	pay dividends on, repurchase or make distributions in respect of CBS Radio’s stock;

•	make investments or acquisitions;

•	sell, transfer or otherwise convey certain assets;

•	change its accounting methodology;

•	incur liens;

•	enter into sale/leaseback transactions;

•	enter into agreements restricting the ability to pay dividends or make other intercompany transfers;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of CBS Radio’s or CBS Radio’s subsidiaries’ assets;

•	enter into transactions with affiliates;

•	prepay certain kinds of indebtedness;

•	issue or sell stock of CBS Radio’s subsidiaries; and

•	change the nature of CBS Radio’s business.

In addition, the Radio Credit Agreement has a financial covenant that requires CBS Radio to maintain a Maximum Consolidated Net Secured Leverage Ratio (as defined in the Radio Credit Agreement). CBS Radio’s ability to meet this financial covenant may be affected by events beyond Entercom’s or CBS Radio’s control.

As a result of all of these restrictions, after the Merger, Entercom and its subsidiaries, including CBS Radio, may be:

•	limited in how they conduct their business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions could hinder the ability of Entercom and its subsidiaries, including, after the consummation of the Transactions, CBS Radio, to pursue their business strategy or inhibit the ability to adhere to their intended dividend policies.

A breach of the covenants under the Radio Notes Indenture or under the Radio Credit Agreement could result in an event of default under the applicable agreement. Such a default would allow the lenders under the Radio Credit Agreement and/or the holders of CBS Radio’s Senior Notes to accelerate the repayment of such debt and may result in the acceleration of the repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Radio Credit Agreement would also permit the lenders under the Radio Credit Agreement to terminate all other commitments to extend additional credit under the Radio Credit Agreement.

Furthermore, if CBS Radio were unable to repay the amounts due and payable under the Radio Credit Agreement, those lenders could proceed against the collateral that secures such indebtedness. In the event that CBS Radio’s creditors accelerate the repayment of its borrowings, CBS Radio and its subsidiaries may not have sufficient assets to repay that indebtedness.

Following completion of the Merger, Entercom and its subsidiaries, including CBS Radio, may still be able to incur substantial additional amounts of debt, including secured indebtedness, which could further exacerbate the risks associated with the indebtedness of Entercom and its subsidiaries, including CBS Radio, and adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio.

Following completion of the Merger, Entercom and its subsidiaries, including CBS Radio, may incur substantial additional amounts of debt, which could further exacerbate the risks associated with the indebtedness of Entercom and its subsidiaries, including CBS Radio. Although the terms of the agreements governing CBS Radio’s existing indebtedness contain restrictions on the incurrence of additional indebtedness and additional liens, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. Following completion of the Merger, these restrictions also will not prevent Entercom and its subsidiaries, including CBS Radio, from incurring obligations that do not constitute indebtedness. If new debt is added to Entercom’s or CBS Radio’s existing debt levels, the related risks that Entercom and its subsidiaries, including CBS Radio, face following completion of the Merger would intensify, and Entercom and its subsidiaries, including CBS Radio, may not be able to meet all of their respective debt obligations. Following the completion of the Merger, Entercom’s and CBS Radio’s indebtedness may adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio.

CBS Radio’s variable-rate indebtedness gives rise to interest rate risk, which could cause CBS Radio’s debt service obligations to increase following completion of the Merger. Any increase in CBS Radio’s debt service obligations could adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio, following completion of the Merger.

On October 17, 2016, CBS Radio entered into the Radio Revolving Credit Facility (as defined below) and the Radio Term Loan (as defined below), both pursuant to the Radio Credit Agreement, and borrowed the full amount of the Radio Term Loan. On March 3, 2017, the Radio Credit Agreement was amended to create a tranche of Term B-1 Loans not to exceed $500 million, which are expected to be funded substantially concurrently with the closing date of the Merger, subject to customary closing conditions. CBS Radio’s borrowings under the Radio Term Loan and the Radio Revolving Credit Facility bear interest at floating rates that expose CBS Radio to interest rate risk. If interest rates increase, the debt service obligations following completion of the Merger relating to CBS Radio’s variable-rate indebtedness will increase, even though the amount borrowed remains the same, and Entercom’s and CBS Radio’s net income and cash flows will correspondingly decrease. In the future, Entercom and CBS Radio may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce future interest rate volatility. However, Entercom and CBS Radio may not elect to maintain such interest rate swaps with respect to any variable rate indebtedness, and any swaps Entercom or CBS Radio enters into may not fully mitigate their interest rate risk. An increase in CBS Radio’s debt service obligations could adversely impact the business, financial condition and results of operations of Entercom and its subsidiaries, including CBS Radio following completion of the Merger.

To service CBS Radio’s indebtedness and other cash needs following completion of the Merger, Entercom and its subsidiaries, including CBS Radio, will require a significant amount of cash. Entercom and its subsidiaries’ ability to generate cash depends on many factors beyond their control.

Entercom’s ability to satisfy CBS Radio’s debt obligations and to fund any planned capital expenditures, dividends and other cash needs will depend in part upon the future financial and operating performance of Entercom and its subsidiaries, including CBS Radio, and upon its ability to renew or refinance borrowings. Entercom cannot assure you that it and its subsidiaries, including CBS Radio, will generate cash flow from operations, or that CBS Radio will be able to draw under the Radio Revolving Credit Facility or otherwise, in an amount sufficient to fund its liquidity needs, including the payment of principal and interest on its indebtedness.

Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond Entercom’s control, will affect its ability to make these payments.

If Entercom is unable to make payments on or refinance CBS Radio’s debt or obtain new financing under these circumstances following completion of the Merger, Entercom may consider other options, including:

•	sales of assets;

•	sales of equity;

•	reduction or delay of capital expenditures, strategic acquisitions, investments and alliances; or

•	negotiations with lenders to restructure the applicable debt.

These alternative measures may not be successful and may not enable Entercom to meet CBS Radio’s scheduled debt service obligations. Entercom’s ability to restructure or refinance CBS Radio’s debt will depend on the condition of the capital markets and Entercom’s and CBS Radio’s financial condition at such time. Any refinancing of CBS Radio’s debt could be at higher interest rates and may require Entercom and/or CBS Radio to comply with more onerous covenants, which could further restrict Entercom’s and its subsidiaries’ business operations. In addition, the terms of existing or future debt agreements may restrict Entercom and/or CBS Radio from adopting some of these alternatives. In the absence of sufficient cash flow from operating results and other resources, Entercom could face substantial liquidity problems and could be required to dispose of material assets or operations to meet CBS Radio’s debt service and other obligations. Entercom may not be able to consummate those dispositions for fair market value, or at all. Furthermore, any proceeds that Entercom could realize from any such dispositions may not be adequate to meet CBS Radio’s debt service obligations then due. Entercom’s inability to generate sufficient cash flow to satisfy CBS Radio’s debt obligations, or to refinance such indebtedness on commercially reasonable terms or at all, could adversely impact Entercom’s and its subsidiaries’ business, financial condition or results of operations following completion of the Merger. Any failure of CBS Radio to meet its scheduled debt service obligations could adversely impact Entercom’s business, financial condition and results of operations following completion of the Merger.

Any decline in the ratings of Entercom’s long-term debt could adversely affect its ability to access capital.

Any decline in the ratings of Entercom’s corporate credit or any indications from the rating agencies that their ratings on Entercom’s corporate credit are under surveillance or review with possible negative implications could adversely impact the ability of Entercom and its subsidiaries, including CBS Radio, to access capital which could adversely impact Entercom’s business, financial condition and results of operations.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This document contains and incorporates by reference certain statements relating to future events and each of CBS’s, CBS Radio’s and Entercom’s intentions, beliefs, expectations, and predictions for the future. Any such statements other than statements of historical fact are forward-looking statements within the meaning of the Securities Act and the Exchange Act. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast,” “would” or “could” (including the negative variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events, including with respect to the Transactions, generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding expected benefits of the Transactions, integration plans and expected synergies therefrom, the expected timing of consummation of the Transactions, and each of CBS’s, CBS Radio’s and Entercom’s anticipated future financial and operating performance and results, including its estimates for growth. These statements are based on the current expectations of management of each of CBS, CBS Radio and Entercom. There are a number of risks and uncertainties that could cause each company’s actual results to differ materially from the forward-looking statements included in this document. These risks and uncertainties include risks relating to:

•	impact of stock sales on the market price of Entercom Class A Common Stock;

•	reliability of historical and pro forma financial information that is included in this document as representative of the results CBS Radio would have achieved as a stand-alone public company and as an indicator of CBS Radio’s future results;

•	inability of Entercom to provide the same types and level of services, digital services and resources to CBS Radio that historically have been provided by CBS, or inability to provide them at the same cost;

•	inability of Entercom to negotiate terms that are as favorable as those CBS and CBS Radio have received when Entercom replaces contracts after the closing of the Transactions;

•	potential termination of the Merger Agreement in accordance with its terms, and thus failure to consummate the exchange offer and, if necessary, the Spin-Off;

•	failure of the Internal Distributions or the Final Distribution to qualify as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code or failure of the Merger to qualify as a tax-free “reorganization” under Section 368(a) of the Code;

•	subject to the terms and conditions of the Tax Matters Agreement, restrictions on CBS Radio and Entercom following the Transactions in order to avoid significant tax-related liabilities;

•	possibility of a reduced premium or no premium for tendering holders of CBS Class B Common Stock in the exchange offer;

•	reliability of the trading prices of Entercom Class A Common Stock as a proxy for the value of Radio Common Stock;

•	potential delay for the former holders of shares of Radio Common Stock prior to receiving their shares of Entercom Class A Common Stock or their cash in lieu of fractional shares, if any, following the exchange of shares of Entercom Class A Common Stock for shares of Radio Common Stock in the Merger;

•	differences between the ownership rights for Entercom Class A Common stock and CBS Class B Common Stock;

•	the Pricing Mechanism of the exchange offer;

•	concentration of the ownership of Entercom capital stock with its founders and their affiliates;

•	no updates to fairness opinions regarding the exchange ratio pursuant to the Merger Agreement;

•	incurrence of costs related to the Transactions;

•	increases in or new royalties to which CBS Radio or Entercom are subject;

•	the failure to protect CBS Radio’s intellectual property;

•	the impact of asset impairment charges for FCC licenses and goodwill;

•	impact of substantial existing and future indebtedness;

•	restrictions on CBS Radio’s operations, including its ability to incur additional debt, pursuant to the Radio Credit Agreement and the Radio Notes Indenture;

•	Entercom’s and its subsidiaries’ ability to incur substantial additional amounts of indebtedness after the Merger;

•	impact of variable-rate indebtedness;

•	requirements for a significant amount of cash to service existing indebtedness and other cash needs; and

•	any decline in Entercom’s long-term debt rating.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this document may not occur. Other unknown or unpredictable factors could also have a material adverse effect on each of CBS’s, CBS Radio’s and Entercom’s actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of this document entitled “Risk Factors.” As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. None of Entercom, CBS or CBS Radio undertakes, and each expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

THE EXCHANGE OFFER

Terms of the Exchange Offer

General

CBS is offering to exchange all shares of Radio Common Stock that are owned by CBS for shares of CBS Class B Common Stock, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this document forms a part, by 11:59 p.m., New York City time, on November 16, 2017, unless the exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on November 16, 2017 or any later date to which the exchange offer is extended, is referred to in this document as the “expiration date.” You may tender all, some or none of your shares of CBS Class B Common Stock. Shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date.

CBS Radio will issue 101,407,494 shares of Radio Common Stock in the transactions contemplated by the Merger Agreement and the Separation Agreement, which provide for, among other things, the Transactions. CBS will then offer the 101,407,494 shares of Radio Common Stock in the exchange offer, and the largest possible number of shares of CBS Class B Common Stock that will be accepted would equal 101,407,494 divided by the final exchange ratio, subject to the upper limit. See “—Upper Limit.”

CBS’s obligation to complete the exchange offer is subject to important conditions that are described in the section entitled “—Conditions for Consummation of the Final Distribution.”

For each share of CBS Class B Common Stock that you validly tender in the exchange offer and do not properly withdraw and that are accepted, you will receive a number of shares of Radio Common Stock at a 7.0% discount to the per-share value of Entercom Class A Common Stock, calculated as set forth below, subject to an upper limit of 5.7466 shares of Radio Common Stock per share of CBS Class B Common Stock. Stated another way, subject to the upper limit described below, for each $1.00 of CBS Class B Common Stock accepted in the exchange offer, you will receive approximately $1.08 of Radio Common Stock.

The final calculated per-share values will be equal to:

(i) with respect to CBS Class B Common Stock, the simple arithmetic average of the daily VWAP of CBS Class B Common Stock on the NYSE for each of the Valuation Dates, calculated by CBS based on data provided by Bloomberg L.P. for the equity ticker CBS; and

(ii) with respect to Radio Common Stock, the simple arithmetic average of the daily VWAP of Entercom Class A Common Stock on the NYSE for each of the Valuation Dates, calculated by CBS based on data provided by Bloomberg L.P. for the equity ticker ETM.

The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS Class B Common Stock and “ETM UN<Equity>AQR” with respect to Radio Common Stock (or any other recognized quotation source selected by CBS in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAP of CBS Class B Common Stock and the Entercom Class A Common Stock calculated by CBS based on data provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. CBS will determine such calculations of the per-share values of CBS Class B Common Stock and Radio Common Stock, and such determinations will be final.

If the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit. CBS will announce whether the upper limit is in effect when CBS announces the final exchange ratio.

Upper Limit

The number of shares you can receive is subject to an upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer. The upper limit would represent a 16.0% discount for Radio Common Stock based on the closing price of CBS Class B Common Stock on the NYSE and Entercom Class A Common Stock on the NYSE on the trading day immediately preceding the commencement of the exchange offer. CBS management set the upper limit at this amount based on its views of an appropriate upper limit to protect non-tendering holders of CBS Class B Common Stock from an unusual or unexpected drop in the trading price of Entercom Class A Common Stock, relative to the trading price of CBS Class B Common Stock, and the prospective loss of value to such non-tendering holders if shares of CBS Class B Common Stock were exchanged for shares of Radio Common Stock at an unduly high exchange ratio. If the upper limit is in effect, a stockholder will receive less than $1.08 of Radio Common Stock for each $1.00 of CBS Class B Common Stock that the stockholder validly tenders, that is not properly withdrawn and that is accepted in the exchange offer, and the stockholder could receive much less. CBS management set this limit at this amount to ensure that an unusual or unexpected drop in the trading price of Entercom Class A Common Stock, relative to the trading price of CBS Class B Common Stock, would not result in an unduly high number of shares of Radio Common Stock being exchanged for each share of CBS Class B Common Stock accepted in the exchange offer.

Pricing Mechanism

The terms of the exchange offer are designed to result in your receiving $1.08 of Radio Common Stock for each $1.00 of CBS Class B Common Stock validly tendered, not properly withdrawn and accepted in the exchange offer, based on the calculated per-share values described above. See “Risk Factors—Risks Related to the Transaction—The Pricing Mechanism for the exchange offer will not be fixed prior to the launch of the exchange offer, but will be instead determined while the exchange offer is open, creating a risk of arbitrage trading during the exchange offer that could impact the final exchange ratio.” The exchange offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the shares of Radio Common Stock exchanged for each $1.00 of CBS Class B Common Stock being valued higher than approximately $1.08. Regardless of the final exchange ratio, the terms of the exchange offer would always result in your receiving approximately $1.08 of Radio Common Stock for each $1.00 of CBS Class B Common Stock, so long as the upper limit is not in effect. See the table on page 77 for purposes of illustration.

Subject to the upper limit described above, for each $1.00 of CBS Class B Common Stock accepted in the exchange offer, you will receive approximately $1.08 of Radio Common Stock. The following formula will be used to calculate the number of shares of Radio Common Stock you will receive for shares of CBS Class B Common Stock accepted in the exchange offer:

Number of shares of Radio Common Stock	=	Number of shares of CBS Class B Common Stock tendered and accepted, multiplied by the lesser of:	(a) 5.7466 and	(b) 100% of the calculated per-share value of CBS Class B Common divided by 93.0% of the calculated per-share value of Radio Common Stock (calculated as described below)

The calculated per-share value of a share of CBS Class B Common Stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAP of CBS Class B Common Stock on the NYSE on each of the Valuation Dates. The calculated per-share value of a share of Radio Common Stock for purposes of the exchange offer will equal the simple arithmetic average of the daily VWAP of Entercom Class A Common Stock on the NYSE on each of the Valuation Dates.

If the upper limit is in effect, the exchange ratio will be fixed and the calculated per-share values of CBS Class B Common Stock and Radio Common Stock based on the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock will no longer affect the exchange ratio. To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $56.9122 per share of CBS Class B Common Stock and $11.6362 per share of Entercom Class A Common Stock, you would receive 5.2591 shares ($56.9122 divided by 93.0% of $11.6362) of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer. In this example, the upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $62.0000 per share of CBS Class B Common Stock and $10.0000 per share of Entercom Class A Common Stock, the upper limit would apply and you would only receive 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock accepted in the exchange offer because the upper limit is less than 6.6667 ($62.0000 divided by 93.0% of $10.0000) of Radio Common Stock for each share of CBS Class B Common Stock.

Indicative Per-Share Values

From the third trading day after the commencement of the exchange offer until the first Valuation Date, the website will show the indicative exchange ratios and the indicative calculated per-share values, calculated as though that day were the expiration date of the exchange offer, of (i) CBS Class B Common Stock, which will equal the simple arithmetic average of the daily VWAP of CBS Class B Common Stock, as calculated by CBS, on each of the three prior trading days and (ii) Radio Common Stock, which will equal the simple arithmetic average of the daily VWAP of Entercom Class A Common Stock, as calculated by CBS, on each of the three prior trading days.

On the first two Valuation Dates, when the values of CBS Class B Common Stock and Entercom Class A Common Stock are calculated for the purposes of the exchange offer, the website will show the indicative calculated per-share values of CBS Class B Common Stock and Entercom Class A Common Stock, as calculated by CBS, which will equal, with respect to each stock, (i) on the first Valuation Date, the daily VWAP of CBS Class B Common Stock and the Entercom Class A Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of CBS Class B Common Stock and the Entercom Class A Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The final exchange ratio will be announced by press release and be available on the website, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017). CBS will determine the simple arithmetic average of the VWAPs based on data provided by Bloomberg L.P., and such determinations will be final.

Final Exchange Ratio

The final exchange ratio that shows the number of shares of Radio Common Stock that you will receive for each share of CBS Class B Common Stock accepted in the exchange offer will be announced by press release and be available on the website www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017), unless the exchange offer is extended or terminated.

You may also contact the information agent to obtain these indicative exchange ratios and the final exchange ratio at its toll-free number provided on the back cover of this document.

Each of the daily VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If a market disruption event occurs with respect to CBS Class B Common Stock or Entercom Class A Common Stock on any of the Valuation Dates, the calculated per-share value of CBS Class B Common Stock and Radio Common Stock will be determined using the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both CBS Class B Common Stock and Entercom Class A Common Stock. See “—Conditions for Consummation of the Final Distribution.”

A market disruption event with respect to either CBS Class B Common Stock or Entercom Class A Common Stock means a suspension, absence or material limitation of trading of CBS Class B Common Stock or Entercom Class A Common Stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for CBS Class B Common Stock or Entercom Class A Common Stock on the NYSE during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by CBS or the exchange agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE.

Since the exchange offer is scheduled to expire at 11:59 p.m., New York City time, on the last day of the exchange offer period, and the final exchange ratio will be announced by 11:59 p.m., New York City time, at the end of the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017), unless the exchange offer is extended or terminated, you will be able to tender or withdraw your shares of CBS Class B Common Stock after the final exchange ratio is determined. The timing of such announcement will therefore provide each holder of CBS Class B Common Stock with two full business days after knowing the final exchange ratio and whether the upper limit is in effect during which to decide whether to tender or withdraw their shares in the exchange offer. For more information on validly tendering and properly withdrawing your shares, see “—Terms of the Exchange Offer—Procedures for Tendering” and “—Terms of the Exchange Offer—Withdrawal Rights.”

For the purposes of illustration, the table below indicates the number of shares of Radio Common Stock that you would receive per share of CBS Class B Common Stock, calculated on the basis described above and taking into account the limit described above, assuming a range of averages of the daily VWAP of CBS Class B Common Stock and Entercom Class A Common Stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of CBS Class B Common Stock and Radio Common Stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 18, 2017, based on the daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock on October 16, 2017, October 17, 2017 and October 18, 2017. The table also shows the effects of a 10.0% increase or decrease in either or both the calculated per-share values of CBS Class B Common Stock and Radio Common Stock based on changes relative to the values of October 18, 2017.

CBS Class B Common Stock	Entercom Class A Common Stock	Calculated per-share value of CBS Class B Common Stock	Calculated per-share value of Radio Common Stock	Shares of Radio Common Stock per CBS Class B Common Stock tendered	Calculated Value Ratio (a)	Shares of Entercom Class A Common Stock per CBS Class B Common Stock Tendered
As of October 18, 2017	As of October 18, 2017	$56.9122	$11.6362	5.2591	1.08	5.2591
(1) Down 10%	Up 10%	$51.2210	$12.7999	4.3029	1.08	4.3029
(2) Down 10%	Unchanged	$51.2210	$11.6362	4.7332	1.08	4.7332
(3) Down 10%	Down 10%	$51.2210	$10.4726	5.2591	1.08	5.2591
(4) Unchanged	Up 10%	$56.9122	$12.7999	4.7810	1.08	4.7810
(5) Unchanged	Down 10% (b)	$56.9122	$10.4726	5.7466	1.06	5.7466
(6) Up 10%	Up 10%	$62.6034	$12.7999	5.2591	1.08	5.2591
(7) Up 10%	Unchanged (b)	$62.6034	$11.6362	5.7466	1.07	5.7466
(8) Up 10%	Down 10% (b)	$62.6034	$10.4726	5.7466	0.96	5.7466

(a)	The Calculated Value Ratio equals (i) the calculated per-share value of Radio Common Stock multiplied by the exchange ratio, divided by (ii) the calculated per-share value of CBS Class B Common Stock.

(b)	In scenarios 5, 7 and 8, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 5.8434, 5.7850 and 6.4278 shares, respectively, of Radio Common Stock per share of CBS Class B Common Stock tendered. In this scenario, CBS would announce that the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered is in effect when CBS announces the final exchange ratio at 11:59 p.m., New York City time, at the end of the second trading day prior to the expiration date of the exchange offer.

During the three-month period of July 18, 2017 through October 18, 2017, the highest closing price of CBS Class B Common Stock on the NYSE was $67.56 and the lowest closing price of Entercom Class A Common Stock on the NYSE was $9.50. If the calculated per-share values of CBS Class B Common Stock and Radio Common Stock equaled these closing prices, you would have received only the upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock tendered, and the value of such shares of Radio Common Stock, based on the Entercom Class A Common Stock price, would have been approximately $0.81 of Radio Common Stock for each $1.00 of CBS Class B Common Stock accepted for exchange.

If the trading price of CBS Class B Common Stock were to increase during the last two trading days prior to the expiration of the exchange offer, the average CBS Class B Common Stock price used to calculate the exchange ratio would likely be lower than the closing price of CBS Class B Common Stock on the expiration date of the exchange offer. As a result, you may receive fewer shares of Radio Common Stock, and therefore effectively fewer shares of Entercom Class A Common Stock, for each $1.00 of CBS Class B Common Stock than you would have if that per-share value were calculated on the basis of the closing price of CBS Class B Common Stock on the expiration date of the exchange offer. Similarly, if the trading price of Entercom Class A Common Stock were to decrease during the last two trading days prior to the expiration of the exchange offer, the average Radio Common Stock used to calculate the exchange ratio would likely be higher than the closing price of Entercom Class A Common Stock on the expiration date of the exchange offer, or on the basis of an averaging period that included the last two days of the exchange offer period. This could also result in your receiving fewer shares of Radio Common Stock, and therefore effectively fewer shares of Entercom Class A Common Stock, for each $1.00 of CBS Class B Common Stock than you would otherwise receive if that per-share value were calculated on the basis of the closing price of Entercom Class A Common Stock on the expiration date of the exchange offer, or on the basis of an averaging period that included the last two days of the exchange offer period.

The number of shares of CBS Class B Common Stock that may be accepted in the exchange offer may be subject to proration. Depending on the number of shares of CBS Class B Common Stock validly tendered, and not properly withdrawn in the exchange offer, and the final exchange ratio, determined as described above, CBS may have to limit the number of shares of CBS Class B Common Stock that it accepts in the exchange offer through a proration process. Any proration of the number of shares accepted in the exchange offer will be determined on the basis of the proration mechanics described below under “—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of CBS Class B Common Stock.”

This document and related documents are being sent to persons who directly held shares of CBS Class B Common Stock on October 11, 2017 and brokers, banks and similar persons whose names or the names of whose nominees appear on CBS’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of CBS Class B Common Stock.

Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of CBS Class B Common Stock

If, upon the expiration of the exchange offer, holders of CBS Class B Common Stock have validly tendered and not properly withdrawn more shares of CBS Class B Common Stock than CBS is able to accept for exchange (taking into account the final exchange ratio, the upper limit and the total number of shares of Radio Common Stock owned by CBS), CBS will accept for exchange the CBS Class B Common Stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of CBS Class B Common Stock to be accepted, except for tenders of odd-lots, as described below, bears to the total number of shares of CBS Class B Common Stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of CBS Class B Common Stock), and subject to any adjustment necessary to ensure the exchange of all shares of Radio Common Stock owned by CBS, except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders (other than plan participants in the CBS Savings Plans) of odd-lots who validly tender all of their shares will not be subject to proration if the exchange offer is oversubscribed and if CBS completes the exchange offer (those who own less than 100 shares but do not tender all of their shares will be subject to proration). In addition, shares held on behalf of participants in the CBS Savings Plans (each of which plans holds more than 100 shares of CBS Class B Common Stock) will be subject to proration.

Any beneficial holder of less than 100 shares of CBS Class B Common Stock who wishes to tender all of the shares must complete the box entitled “Odd–Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact your broker and request the preferential treatment.

CBS will announce the preliminary proration factor, if applicable, by press release promptly after the expiration date. Upon determining the number of shares of CBS Class B Common Stock validly tendered for exchange, CBS will announce the final results, including the final proration factor.

Any shares of CBS Class B Common Stock not accepted for exchange in the exchange offer as a result of proration or otherwise will be returned to the tendering stockholder promptly after the final proration factor is determined. For a discussion of the “when distributed” market expected to be created by the NYSE, see “—When Distributed and When Issued Markets.”

For purposes of the exchange offer, a “business day” means any day other than a Saturday, Sunday or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Fractional Shares

Immediately following the consummation of the Final Distribution, Merger Sub will be merged with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and a wholly owned subsidiary of Entercom. Each outstanding share of Radio Common Stock will be converted into the right to receive one share of Entercom Class A Common Stock in the Merger. In this conversion of shares of Radio Common Stock into the right to receive shares of Entercom Class A Common Stock, no fractional shares of Entercom Class A Common Stock will be delivered to holders of Radio Common Stock in the Merger.

All fractional shares of Entercom Class A Common Stock that a holder of shares of Radio Common Stock would otherwise be entitled to receive as a result of the Merger will be aggregated by Entercom’s transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger, in the open market or otherwise as reasonably directed by CBS, and in no case later than 10 business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger.

Exchange of Shares of CBS Class B Common Stock

Upon the terms and subject to the conditions of the exchange offer (including, if the exchange offer is extended or amended, the terms and conditions of the extension or amendment), CBS will accept for exchange, and will exchange, for shares of Radio Common Stock owned by CBS, the CBS Class B Common Stock validly tendered, and not properly withdrawn, prior to the expiration of the exchange offer, promptly after the expiration date (or, if the exchange offer is undersubscribed will distribute its shares of Radio Common Stock through the Spin-Off).

The exchange of CBS Class B Common Stock tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a) the letter of transmittal for CBS Class B Common Stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book–entry transfer through The Depository Trust Company, an agent’s message and (b) any other required documents, in each case pursuant to the procedures set forth in the section entitled “—Procedures for Tendering.”

For purposes of the exchange offer, CBS will be deemed to have accepted for exchange, and thereby exchanged, CBS Class B Common Stock validly tendered and not properly withdrawn if and when CBS notifies the exchange agent of its acceptance of the tenders of those shares of CBS Class B Common Stock pursuant to the exchange offer.

Upon the consummation of the Final Distribution, CBS will deliver to the exchange agent a global certificate representing all of the Radio Common Stock being distributed in the exchange offer, with instructions to hold shares of Radio Common Stock in trust for the holders of CBS Class B Common Stock who validly tendered their shares in the exchange offer or are entitled to receive shares in the Spin-Off if any (as described below under “—Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer”). Entercom will deposit with the transfer agent for the benefit of persons who received shares of Radio Common Stock in the exchange offer certificates or book-entry authorizations representing shares of Entercom Class A Common Stock, with irrevocable instructions to hold the shares of Entercom Class A Common Stock in trust for the holders of Radio Common Stock.

Upon surrender of the documents required by the transfer agent, duly executed, each former holder of Radio Common Stock will receive from the transfer agent in exchange therefor shares of Entercom Class A Common Stock and/or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If CBS does not accept for exchange any tendered CBS Class B Common Stock for any reason pursuant to the terms and conditions of the exchange offer, the exchange agent will, in the case of shares tendered by book-entry transfer pursuant to the procedures set forth below in the section entitled “—Procedures for Tendering,” credit such shares to an account maintained within The Depository Trust Company, in each case promptly following expiration or termination of the exchange offer.

CBS Class A Common Stock

CBS is only offering to exchange shares of Radio Common Stock for outstanding shares of CBS Class B Common Stock that are validly tendered and not properly withdrawn. However, if you hold CBS Class A Common Stock, you can participate in the exchange offer, but only by either:

•	converting your shares of CBS Class A Common Stock into an equal number of shares of CBS Class B Common Stock in advance of the expiration date of the exchange offer and tendering such shares of CBS Class B Common Stock received upon conversion in advance of the expiration date; or

•	conditionally converting your shares of CBS Class A Common Stock into an equal number of shares of CBS Class B Common Stock pursuant to the procedures set forth herein by executing and delivering to the exchange agent for the exchange offer: (i) a conditional notice of conversion for all such shares of CBS Class A Common Stock submitted to be exchanged, accompanied by payment of documentary, stamp or similar issue or transfer taxes, if any; and (ii) a letter of transmittal for CBS Class B Common Stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message, in each case with respect to which the shares of CBS Class A Common Stock that have been submitted for exchange, noting that shares of CBS Class A Common Stock will be converted to the extent the CBS Class B Common Stock is accepted for exchange in the exchange offer. To the extent shares of CBS Class A Common Stock are not converted, the exchange agent will promptly return your payment of documentary, stamp or similar issue or transfer taxes, if any.

If you elect to convert shares of CBS Class A Common Stock on a non-conditional basis, you may not withdraw such election of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B Common Stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A Common Stock into shares of CBS Class B Common Stock, if CBS proceeds with the exchange offer you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B Common Stock in the exchange offer, by following the procedures set forth herein.

Participants in the CBS 401(k) Plan that have assets in the CBS Class A Company Stock Fund and would like to participate in the exchange offer should follow the special instructions that are being sent to them by the plan administrator.

National Amusements, the controlling stockholder of CBS, has represented that it will not participate in the exchange offer.

Procedures for Tendering

Shares Held in Book-Entry through the DRS

If your shares of CBS Class B Common Stock are held through the DRS, you must deliver to the exchange agent at the address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, along with any required signature guarantees and any other required documents.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold shares of CBS Class B Common Stock through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your shares of CBS Class B Common Stock in the exchange offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your CBS Class B Common Stock. If that institution holds shares of CBS Class B Common Stock through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your CBS Class B Common Stock. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the shares of CBS Class B Common Stock which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that CBS may enforce that agreement against the participant.

The exchange agent will establish an account with respect to the shares of CBS Class B Common Stock at The Depository Trust Company for purposes of the exchange offer, and any eligible institution that is a participant in

The Depository Trust Company may make book–entry delivery of shares of CBS Class B Common Stock by causing The Depository Trust Company to transfer such shares into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Shares Held in the CBS 401(k) Plan and the CBS Radio 401(k) Plan

Participants in the CBS Savings Plans should follow the special instructions that are being sent to them by the plan administrator. Such participants should not use the letter of transmittal to direct the tender of shares of CBS Class B Common Stock held in these plans. As described in the special instructions, such participants may direct the applicable plan trustee to tender all, some or none of the shares of CBS Class B Common Stock allocable to their CBS Savings Plan accounts, subject to certain limitations set forth in any instructions provided by the plan administrator. To allow sufficient time for the tender of shares by the trustee of the applicable CBS Savings Plan, tendering holders must provide the tabulator for the trustee of the applicable CBS Savings Plan with the requisite instructions so that such instructions can be received by or processed before, as applicable, 1:00 p.m., New York City time, on November 10, 2017, unless the exchange offer is extended. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of participants’ directions may also be extended.

General Instructions

Do not send letters of transmittal to CBS, Entercom, CBS Radio or the information agent. Letters of transmittal for shares of CBS Class B Common Stock should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys–in–fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by CBS.

The exchange agent must receive the letter of transmittal for shares of CBS Class B Common Stock at the address set forth on the back cover of this document prior to the expiration of the exchange offer. Alternatively, in case of a book–entry transfer of CBS Class B Common Stock through The Depository Trust Company, the exchange agent must receive the agent’s message and a book–entry confirmation.

Letters of transmittal for shares of CBS Class B Common Stock must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your CBS Class B Common Stock.

Signature Guarantees

Signatures on all letters of transmittal for CBS Class B Common Stock must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 under the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) (each of the foregoing being a “U.S. eligible institution”), except in cases in which shares of CBS Class B Common Stock are tendered either (1) by a registered stockholder who has not completed the box entitled “Special Issuance Instructions” on the letter of transmittal or (2) for the account of a U.S. eligible institution.

If shares of CBS Class B Common Stock held through the DRS are registered in the name of a person other than the person who signs the letter of transmittal, the letter of transmittal must be accompanied by appropriate stock powers signed exactly as the name or names of the registered owner or owners appear on the letter of transmittal accompanying the tender of shares of CBS Class B Common Stock held through the DRS without alteration, enlargement or any change whatsoever, with the signature(s) on the letter of transmittal or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender shares of CBS Class B Common Stock pursuant to the exchange offer but (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach the exchange agent on or before the expiration date of the exchange offer, you may still tender your shares of CBS Class B Common Stock, so long as all of the following conditions are satisfied:

•	on or before the expiration date of the exchange offer (currently expected to be November 16, 2017), the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by CBS, in the manner provided below; and

•	no later than 5:00 p.m. on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1) a letter of transmittal for shares of CBS Class B Common Stock, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message and (2) any other required documents (including, for holders of CBS Class A Common Stock, a properly completed and duly executed Conditional Notice of Conversion).

Registered stockholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of shares of CBS Class B Common Stock) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold shares of CBS Class B Common Stock through a broker, dealer, commercial bank, trust company, custodian or similar institution, that institution must submit any notice of guaranteed delivery on your behalf, which must include a Medallion guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery. Holders of CBS Class B Common Stock who cannot complete the procedure for book-entry transfer on a timely basis, or who cannot deliver all other required documents to the exchange agent prior to 11:59 p.m., New York City time, on the expiration date of the exchange offer, must deliver to the exchange agent by facsimile transmission a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by CBS.

Effect of Tenders

A tender of CBS Class B Common Stock pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the exchange offer as well as your representation and warranty to CBS that (1) you have the full power and authority to tender, sell, assign and transfer the tendered shares (and any and all other shares of CBS Class B Common Stock or other securities issued or issuable in respect of such shares), (2) when the same are accepted for exchange, CBS will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (3) you own the shares being tendered within the meaning of Rule 14e–4 promulgated under the Exchange Act.

It is a violation of Rule 14e–4 under the Exchange Act for a person, directly or indirectly, to tender CBS Class B Common Stock for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) shares of CBS Class B Common Stock tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the shares of CBS Class B Common Stock tendered and such person will acquire such shares for tender by conversion, exchange or exercise and (2) will cause such shares to be delivered in accordance with the terms of this document. Rule 14e–4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of CBS Class B Common Stock validly tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of (a) the letter of transmittal for CBS Class B Common Stock, properly completed and duly executed, with any required signature guarantees, or, in the case of a book–entry transfer through The Depository Trust Company, an agent’s message and (b) any other required documents.

Appointment of Attorneys–in–Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint CBS’s designees as your attorneys–in–fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your CBS Class B Common Stock tendered and accepted for exchange by CBS and with respect to any and all other CBS Class B Common Stock and other securities issued or issuable in respect of the CBS Class B Common Stock on or after the expiration of the exchange offer. That appointment is effective when and only to the extent that CBS deposits the shares of Radio Common Stock for the shares of CBS Class B Common Stock that you have tendered with the exchange agent. All such proxies will be considered coupled with an interest in the tendered shares of CBS Class B Common Stock and therefore will not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). CBS’s designees will, with respect to the shares of CBS Class B Common Stock for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. CBS reserves the right to require that, in order for CBS Class B Common Stock to be deemed validly tendered, immediately upon CBS’s acceptance for exchange of those shares of CBS Class B Common Stock, CBS must be able to exercise full voting rights with respect to such shares.

Determination of Validity

CBS will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of CBS Class B Common Stock, in CBS’s sole discretion, and its determination will be final and binding. CBS reserves the absolute right to reject any and all tenders of CBS Class B Common Stock that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. CBS also reserves the absolute right to waive any of the conditions of the exchange offer, or any defect or irregularity in the tender of any shares of CBS Class B Common Stock. No tender of CBS Class B Common Stock is valid until all defects and irregularities in tenders of CBS Class B Common

Stock have been cured or waived. Neither CBS nor the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any CBS Class B Common Stock or will incur any liability for failure to give any such notification. CBS’s interpretation of the terms and conditions of the exchange offer (including the letter of transmittal and instructions thereto) will be final and binding.

Binding Agreement

The tender of CBS Class B Common Stock pursuant to any of the procedures described above will constitute a binding agreement between CBS and you upon the terms of and subject to the conditions to the exchange offer.

The method of delivery of shares of CBS Class B Common Stock and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If shares of CBS Class B Common Stock are delivered and not accepted due to proration or a partial tender, (i) shares of CBS Class B Common Stock held through the DRS that were delivered will remain in book-entry form in the holder’s name and (ii) shares of CBS Class B Common stock held through The Depository Trust Company will be credited back through The Depository Trust Company in book-entry form.

If you validly withdraw your shares of CBS Class B Common Stock or the exchange offer is not completed, (i) shares of CBS Class B Common Stock held through the DRS that were delivered will remain in book-entry form in the holder’s name and (ii) shares of CBS Class B Common Stock held through The Depository Trust Company will be credited back through The Depository Trust Company in book-entry form.

Withdrawal Rights

Shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn at any time after the commencement of the exchange offer on October 19, 2017 and before 11:59 p.m., New York City time, on the expiration date of the exchange offer (currently expected to be November 16, 2017). Once CBS accepts shares of CBS Class B Common Stock pursuant to the exchange offer, your tender is irrevocable. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. Once CBS accepts shares of CBS Class B Common Stock pursuant to the exchange offer, your tender is irrevocable.

For a withdrawal of shares of CBS Class B Common Stock to be effective, the exchange agent must receive from you a written notice of withdrawal or facsimile transmission of notice of withdrawal, in the form of the notice of withdrawal provided by CBS, at one of its addresses or fax numbers, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of shares of CBS Class B common stock to be withdrawn.

If shares of CBS Class B Common Stock have been tendered pursuant to the procedures for book-entry tender through The Depository Trust Company discussed in the section entitled “—Procedures for Tendering,” any notice of withdrawal must comply with the procedures of The Depository Trust Company.

If you hold your shares through a broker, dealer, commercial bank, trust company, custodian or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 11:59 p.m., New York City time, on the expiration date of the exchange offer. In addition, shares of CBS Class B Common Stock tendered pursuant to the exchange offer may be withdrawn after December 15, 2017 (i.e., after the expiration of 40 business days from the commencement of the exchange offer), if CBS does not accept your shares of CBS Class B Common Stock pursuant to the exchange offer by such date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered stockholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.

CBS will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. CBS may delegate such power in whole or in part to the exchange agent. None of CBS, the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determinations may be challenged in a court of competent jurisdiction.

Any shares of CBS Class B Common Stock validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. However, you may re-tender withdrawn shares of CBS Class B Common Stock by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the exchange offer (or pursuant to the instructions sent to you separately).

If you hold your shares through the CBS Savings Plans, you may withdraw or change your previously submitted instructions to the trustee by issuing a new instruction to the trustee which will cancel any prior instruction. Any new instructions must be received by the tabulator for the trustee of the applicable CBS Savings Plan on your behalf before 1:00 p.m., New York City time, on November 10, 2017. If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change your previously submitted instructions may also be extended.

If you elect to convert shares of CBS Class A Common Stock on a non-conditional basis, you may not withdraw such election of conversion and your conversion will be effective immediately upon receipt by the exchange agent. You may withdraw your tender in the exchange offer of the shares of CBS Class B Common Stock issued upon conversion by following the procedures set forth herein. If you elected to conditionally convert your shares of CBS Class A Common Stock into shares of CBS Class B Common Stock to the extent the CBS Class B Common Stock is accepted for exchange in the exchange offer, you may withdraw your conditional notice of conversion by withdrawing your tender of shares of CBS Class B Common Stock in the exchange offer, by following the procedures set forth herein.

Except for the withdrawal rights described above, any tender made under the exchange offer is irrevocable.

Book–Entry Accounts

Certificates representing shares of Radio Common Stock will not be issued to holders of CBS Class B Common Stock pursuant to the exchange offer. Rather than issuing certificates representing such shares of Radio Common Stock to tendering holders of CBS Class B Common Stock, the exchange agent will cause shares of Radio Common Stock to be credited to records maintained by the exchange agent for the benefit of the respective holders. Immediately following the consummation of the Final Distribution, Merger Sub will in the Merger be merged with and into CBS Radio in the Merger and each outstanding share of Radio Common Stock will be converted into the right to receive one share of Entercom Class A Common Stock and cash in lieu of fractional shares. In connection with the exchange offer, you will receive a letter of transmittal and instructions for use in effecting surrender of any shares of CBS Class B Common Stock in exchange for Entercom Class A Common Stock and cash in lieu of fractional shares. As promptly as practicable following the Merger and CBS’s notice and determination of the final proration factor, if any, Entercom’s transfer agent will credit the shares of Entercom Class A Common Stock into which the shares of Radio Common Stock have been converted to book-entry accounts maintained for the benefit of the holders of CBS Class B Common Stock who received shares of Radio Common Stock in the exchange offer or as a Spin-Off, if any, and will send these holders a statement evidencing their holdings of shares of Entercom Class A Common Stock.

When Distributed and When Issued Markets

CBS will announce the preliminary proration factor, if applicable, by press release promptly after the expiration of the exchange offer. At the expiration of the guaranteed delivery period (at 5:00 p.m. on the second NYSE trading day following the expiration of the exchange offer), CBS will confirm the final results of the exchange offer, including the final proration factor, if applicable, with the exchange agent. Promptly after the final results are confirmed, CBS will issue a press release announcing the final results of the exchange offer, including the final proration factor, if applicable.

In the event proration is necessary, CBS expects that the NYSE will create a “when distributed” market for the shares of CBS Class B Common Stock not accepted for exchange in the exchange offer if the NYSE determines that the creation of such a market would be useful to allow investors to facilitate transactions in those shares. CBS expects that the “when distributed” market would be created promptly following CBS’s announcement of the preliminary proration factor. In the “when distributed” market, CBS expects that holders of CBS Class B Common Stock whose shares are not accepted for exchange in the exchange offer will be able to sell their rights to receive shares of CBS Class B Common Stock when those shares are returned by CBS as described above. CBS expects that such selling stockholders will, however, retain voting and dividend rights with respect to shares sold in the “when distributed” market accruing to stockholders of record as of any record date occurring prior to the date those shares are returned. Purchasers of shares of CBS Class B Common Stock in the “when distributed” market are expected to acquire the right to receive the shares of CBS Class B Common Stock when those shares are returned by CBS as described above but will not acquire voting or dividend rights with respect to those shares until those shares are received by the record holder and credited to the account of the purchaser. CBS expects that after the shares of CBS Class B Common Stock not accepted for exchange in the exchange offer are returned, “when distributed” trading with respect to shares of CBS Class B Common Stock will end.

In addition, Entercom expects that the NYSE will create a “when issued” market for the new shares of Entercom Class A Common Stock issuable to holders of CBS Class B Common Stock whose shares of CBS Class B Common Stock are accepted for exchange in the exchange offer promptly following CBS announcement of the preliminary proration factor, if applicable. Entercom expects that in the “when issued” market, holders of CBS Class B Common Stock whose shares are accepted for exchange in the exchange offer will be able to sell their rights to receive shares of Entercom Class A Common Stock when those shares are issued and delivered by Entercom’s transfer agent. Purchasers of shares of Entercom Class A Common Stock in the “when issued” market are expected to acquire the right to receive shares of Entercom Class A Common Stock when those shares are issued and delivered by Entercom’s transfer agent. These rights are not actual shares of Entercom Class A Common Stock and do not entitle holders to voting or dividend rights with respect to shares of Entercom Class A Common Stock. After the shares of Entercom Class A Common Stock issuable to holders of CBS Class B Common Stock are issued and delivered, Entercom expects that “when issued” trading with respect to shares of Entercom Class A Common Stock will end.

Any trades made in the “when distributed” and “when issued” markets will be made contingent on the actual return of shares of CBS Class B Common Stock or issuance and delivery of shares of Entercom Class A Common Stock, as the case may be. The creation of a “when distributed” or “when issued” market is outside the control of CBS and Entercom. The NYSE is not required to create a “when distributed” or “when issued” market, and there can be no assurances that either such market will develop or if they develop the prices at which shares will trade.

Extension; Termination; Amendment

Extension, Termination or Amendment by CBS

Subject to the terms of the Separation Agreement and the Merger Agreement, CBS expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the exchange offer is open and thereby delay acceptance for payment of, and the payment for, any shares of CBS Class B Common Stock validly tendered and not properly withdrawn in the exchange offer. For example, the exchange offer can be extended if any of the conditions for consummation of the Final Distribution, described in the next section entitled “—Conditions for Consummation of the Final Distribution” are not satisfied or waived prior to the expiration of the exchange offer. If CBS decides to extend the exchange offer, the Valuation Dates will be reset to the period of three consecutive trading days ending on and including the second trading day preceding the expiration date, as may be extended.

Subject to the terms of the Separation Agreement and the Merger Agreement, CBS expressly reserves the right, in its sole discretion, to amend the terms of the exchange offer in any respect prior to the expiration date, except that CBS does not intend to extend the exchange offer other than in the circumstances described above.

CBS’s right to extend the exchange offer is subject to the terms and conditions of the Separation Agreement and the Merger Agreement. The Separation Agreement provides that the terms and conditions of the exchange offer must comply with all applicable legal requirements and with the rules and regulations of the NYSE. “The Separation Agreement—The Final Distribution.” The Separation Agreement also provides that CBS is limited in its discretion to set the terms and conditions of the exchange offer by its obligations under the Merger Agreement’s provisions with respect to tax matters, its obligations to make certain filings with the SEC and the obligations of CBS to take certain actions to obtain approval of government authorities for the Merger. “Merger Agreement—Tax Matters,” “Merger Agreement—SEC Filings” and “Merger Agreement—Certain Other Covenants and Agreements.”

CBS’s right to extend the exchange offer is also limited by the termination date of the Merger Agreement, which is set at January 31, 2018 but may be extended to May 2, 2018 in certain circumstances by CBS or Entercom if the Merger is not consummated by November 2, 2017. The exchange offer must be consummated before the termination date, as it may be extended, of the Merger Agreement. Each party has the right to extend the Merger Agreement’s termination date if the approval of the FCC has not been obtained or if the expiration or termination of any applicable waiting period under the HSR Act has not occurred, in each case only if the failure to consummate the Merger is not due to a party’s failure to perform its obligations under the Merger Agreement. However, if as of January 31, 2018, the conditions to the closing of the Merger concerning the expiration or termination of any applicable waiting period under the HSR Act, the approval of the FCC, the approval of Entercom’s shareholders and the absence of any law or order restraining, enjoining or prohibiting the consummation of the transaction have all been satisfied, CBS may not terminate the Merger Agreement due to the passing of the termination date of the Merger. See “Merger Agreement—Termination.”

If CBS materially changes the terms of or information concerning the exchange offer or if CBS waives a material condition of the exchange offer, it will extend the exchange offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event there is a waiver of a material condition to the exchange offer. The length of time will depend on the particular facts and circumstances.

As required by law, the exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	CBS changes the method for calculating the number of shares of Radio Common Stock offered in exchange for each share of CBS Class B Common Stock; and

•	the exchange offer is scheduled to expire within ten business days of announcing any such change.

If CBS extends the exchange offer, is delayed in accepting for exchange any shares of CBS Class B Common Stock or is unable to accept for exchange any shares of CBS Class B Common Stock under the exchange offer for any reason, then, without affecting CBS’s rights under the exchange offer, the exchange agent may retain all shares of CBS Class B Common Stock tendered on CBS’s behalf. These shares of CBS Class B Common Stock may not be withdrawn except as provided in the section entitled “—Terms of the Exchange Offer—Withdrawal Rights.”

CBS’s reservation of the right to delay acceptance of any shares of CBS Class B Common Stock is subject to applicable law, which requires that CBS pay the consideration offered or return the shares of CBS Class B Common Stock deposited promptly after the termination or withdrawal of the exchange offer.

CBS will issue a press release or other public announcement no later than 9:00 a.m., New York City Time, on the next business day following any extension, amendment, non–acceptance or termination of the previously scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e–4(d), 13e–4(e)(3) and 14e–1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the exchange offer be promptly disclosed to stockholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which CBS may choose to make any public announcement, CBS assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Business Wire.

Conditions for Consummation of the Final Distribution

CBS’s obligation to exchange shares of Radio Common Stock for shares of CBS Class B Common Stock or distribute shares of Radio Common Stock in the Spin-Off is subject to the conditions set forth in this section. All conditions to the exchange offer must be satisfied or waived at or prior to the expiration date of the exchange offer.

The consummation of the Final Distribution (including the exchange offer and, if necessary, the Spin-Off), is subject to a number of conditions that are outside the control of CBS, including:

•	the receipt by CBS of the Distribution Tax Opinion (and, if CBS waives the condition that it receive the Distribution Tax Opinion, then CBS may be required to pay the Tax Opinion Waiver Penalty);

•	the receipt of all necessary permits and authorizations under state or federal securities laws;

•	the consent of the FCC for the Transactions and the expiration or termination of any applicable waiting period (and any extension of any applicable waiting period) under the HSR Act; and

•	the fulfillment or waiver of the conditions set forth to effect the Merger Agreement (except for the condition that the Final Distribution has been consummated and the conditions that by their nature are to be satisfied at the Closing).

The consummation of the Merger is subject to a number of conditions that are outside the control of CBS, including:

•	consummation of the Radio Reorganization and the Final Distribution in accordance with the Separation Agreement and the Distribution Tax Opinion;

•	expiration or termination of any applicable waiting period (and any extension of any applicable waiting period) under the HSR Act without the imposition of any Burdensome Restriction;

•	consent of the FCC for the Transactions without the imposition of any Burdensome Restriction;

•	effectiveness of this registration statement and the other registration statements required for the Transactions;

•	the obtaining by the parties of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Entercom Class A Common Stock;

•	the affirmative approval by a majority of the aggregate voting power represented by the Entercom Common Stock, voting as a single class, to approve the issuance of the Entercom Class A Common Stock;

•	the affirmative approval by a majority of the aggregate voting power represented by the Entercom Common Stock, voting as a single class, to approve an amendment to the Entercom Articles in order to provide that the Entercom board of directors will be classified after the Merger;

•	the absence of any law or order prohibiting any of the Transactions; and

•	other customary conditions.

The exchange offer is not subject to any condition that a minimum number of shares must be tendered into the exchange offer.

In addition to these closing conditions, a condition for Entercom to consummate the Merger is CBS Radio’s receipt of the Radio Financing. Each of the foregoing conditions to the consummation of the Final Distribution, is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

The Merger Agreement may be terminated if certain of the above conditions are not met, or for other reasons, in which case the exchange offer will not be consummated. See “The Merger Agreement—Termination.”

Material U.S. Federal Income Tax Consequences of the Final Distribution and the Merger

The following discusses the material U.S. federal income tax consequences of the Final Distribution (which includes the exchange offer) and the Merger to “U.S. holders” (as defined below) of CBS Common Stock. The discussion that follows is based on the Code, Treasury regulations promulgated under the Code, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this document, and all of which are subject to differing interpretation and change at any time, possibly with retroactive effect. The discussion applies only to U.S. holders of shares of CBS Common Stock who hold such shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the Final Distribution, the Merger and certain related transactions will be consummated in accordance with the Separation Agreement, the Merger Agreement, and the other Transaction Agreements and as further described in this document. This discussion is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or to stockholders subject to special rules under the Code, including, for example, banks and certain other financial institutions, dealers or brokers in stocks and securities, commodities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities), regulated investment companies, mutual funds, real estate investment trusts, individuals who received shares of CBS Common Stock, Radio Common Stock, or Entercom Class A Common Stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax, holders that are not U.S. holders, U.S. holders whose functional currency is not the U.S. dollar, U.S. expatriates, and holders who hold their shares of CBS Common Stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale” transaction. This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

For purposes of this discussion, a “U.S. holder” means a beneficial owner of CBS Common Stock that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CBS Common Stock, the U.S. federal income tax treatment of a partner in such entity or arrangement generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds CBS Common Stock and any partners in such partnership should consult their independent tax advisors regarding the tax consequences of the Final Distribution and the Merger to their specific circumstances.

The following discussion is a summary of material U.S. federal income tax consequences of the Final Distribution and the Merger under current law and is for general information only. Determining the actual tax consequences of the Final Distribution and the Merger to a particular holder of CBS Common Stock may be complex and will depend on the holder’s specific situation and on factors that are not within CBS’s, CBS Radio’s or Entercom’s control. All holders should consult their own tax advisors as to the particular tax consequences of the Final Distribution and the Merger to them, including the application and effect of U.S. federal, state, local, and foreign tax laws.

Neither CBS nor Entercom has sought and neither intends to seek a ruling from the IRS with respect to the treatment of the Final Distribution or the Merger for U.S. federal income tax purposes, and there can be no assurance that the IRS will not assert that the Final Distribution and/or the Merger are taxable. It is a condition to the consummation of the Final Distribution (which includes the exchange offer) and related transactions that CBS receives the Distribution Tax Opinion. It is a condition to Entercom’s obligation to complete the Merger that Entercom receive a Merger Tax Opinion and a copy of the Distribution Tax Opinion, and it is a condition to CBS and CBS Radio’s obligations to complete the Merger that CBS receive a Merger Tax Opinion. The opinions of counsel will be based upon and rely on, among other things, current law, certain facts and assumptions, as well as certain representations, statements, and undertakings of CBS, CBS Radio, Entercom, and Merger Sub, including those relating to the past and future conduct of CBS, CBS Radio, Entercom and Merger Sub. If any of

these representations, statements or undertakings are, or become, inaccurate or incomplete, or if CBS, CBS Radio, Entercom or Merger Sub breaches any of its covenants in the Transaction Agreements, the opinions of counsel may be invalid and the conclusions reached therein could be jeopardized. An opinion of counsel is not binding on the IRS or any court.

Notwithstanding the receipt by CBS and Entercom of the opinions of counsel, the IRS could assert that the Final Distribution and/or the Merger do not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, CBS, CBS Radio and CBS stockholders could be subject to significant U.S. federal income tax liability.

The Final Distribution

If the Final Distribution qualifies as a transaction that is tax-free for U.S. federal income tax purposes under Section 355 of the Code, in general, the U.S. federal income tax consequences of the Final Distribution generally are as follows:

•	no gain or loss will be recognized by, and no amount will be includable in the income of CBS, as a result of the Final Distribution, other than with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by CBS under U.S. Treasury regulations relating to consolidated federal income tax returns;

•	no gain or loss will be recognized by, and no amount will be includable in the income of, U.S. holders of CBS Common Stock upon the receipt of Radio Common Stock in the Final Distribution (including in the exchange offer or in any Spin-Off);

•	in the exchange offer, the aggregate tax basis of the shares of Radio Common Stock (including fractional shares) issued to a holder of CBS Class B Common Stock will equal the aggregate tax basis of the shares of CBS Class B Common Stock exchanged therefor;

•	the aggregate tax basis of any shares of Radio Common Stock (including fractional shares) issued as a pro rata distribution to holders of CBS Common Stock in a Spin-Off if the exchange offer is undersubscribed will be determined by allocating the aggregate tax basis of such holder in the shares of CBS Common Stock with respect to which the Spin-Off is made immediately before such distribution between such CBS Common Stock and the Radio Common Stock in proportion to the relative fair market value of each immediately following such distribution; and

•	the holding period of the shares of Radio Common Stock received by each U.S. holder of CBS Common Stock in the Final Distribution will include the holding period at the time of the consummation of the Final Distribution of the shares of CBS Common Stock with respect to which the shares of Radio Common Stock were received.

If a U.S. holder of CBS Common Stock holds different blocks of CBS Common Stock (generally shares of CBS Common Stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Radio Common Stock received in the Final Distribution in respect of particular blocks of CBS Common Stock.

As discussed above, CBS has not sought and does not intend to seek a ruling from the IRS with respect to the treatment of Final Distribution for U.S. federal income tax purposes. Notwithstanding receipt by CBS of the Distribution Tax Opinion, the IRS could assert that the Final Distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply, and CBS, CBS Radio and CBS stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of CBS or CBS Radio could cause the Final Distribution to not qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, CBS Radio and Entercom may be required to indemnify CBS for taxes (and certain related losses) resulting from the Final Distribution not qualifying as tax-free for U.S. federal income tax purposes.

If the Final Distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, the exchange offer would be treated as a taxable exchange to holders of CBS Class B Common Stock who receive Radio Common Stock in the exchange offer and the Spin-Off, if any, would be treated as a taxable dividend to holders of CBS Common Stock who receive such distribution in an amount equal to the fair market value of the Radio Common Stock received, to the extent of such CBS stockholder’s ratable share of CBS’s earnings and profits. In addition, if the Final Distribution does not qualify as a tax-free transaction for U.S. federal income tax purposes, in general, CBS would have taxable gain, which could result in significant tax to CBS.

Even if the Final Distribution were otherwise to qualify as tax-free under Section 355 of the Code, it could result in taxable gain to CBS under Section 355(e) of the Code if the Final Distribution were later deemed to be a part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in CBS, or CBS Radio (including as a result of direct or indirect acquisitions of interests in Entercom after the Merger). For this purpose, any acquisitions of CBS or CBS Radio stock (including Entercom stock after the Merger) within the period beginning two years before the Final Distribution and ending two years after the Final Distribution are presumed to be part of such a plan, although CBS may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Final Distribution to be taxable to CBS under Section 355(e) of the Code because pre-Merger holders of Radio Common Stock will own at least 50.25% of the aggregate value of Entercom Common Stock and at least 50.25% of the aggregate voting power of Entercom Common Stock, in each case, immediately following the Merger. However, if the IRS were to determine that other acquisitions of CBS or CBS Radio stock (including stock of Entercom after the Merger), either before or after the Final Distribution, were part of a plan or series of related transactions that included the Final Distribution, such determination could result in the recognition of a substantial amount of gain by CBS under Section 355(e) of the Code, which could result in significant tax to CBS.

In certain circumstances, under the Tax Matters Agreement, CBS Radio (and Entercom, if applicable) will be required to indemnify CBS against all or a portion of any taxes on the Final Distribution that arise as a result of a certain disqualifying action by Entercom or CBS Radio. If CBS were to recognize gain on the Final Distribution for reasons not related to a disqualifying action by CBS Radio or Entercom, CBS would not generally be entitled to be indemnified under the Tax Matters Agreement and the resulting tax to CBS could have a material adverse effect on CBS. In addition, in certain circumstances, under the Tax Matters Agreement, CBS Radio (and Entercom) will be required to indemnify CBS against taxes on the Merger that arise as a result of a disqualifying action by CBS Radio or Entercom. If CBS were to recognize gain on the Merger for reasons not related to a disqualifying action by CBS Radio or Entercom, CBS would generally not be entitled to indemnification by CBS Radio (or Entercom) under the Tax Matters Agreement. If CBS Radio (or Entercom, if applicable) is required to indemnify CBS if the Final Distribution or the Merger is taxable, this indemnification obligation could be substantial and could have a material adverse effect on Entercom, including with respect to its financial condition and results of operations. See “Other Agreements and Other Related Party Transactions—Tax Matters Agreement” for a summary of the Tax Matters Agreement.

The Merger

CBS, CBS Radio and Entercom intend for the Merger to be treated as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code.

If the Merger qualifies as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code, in general, the U.S. federal income tax consequences of the Merger to U.S. holders of Radio Common Stock generally are as follows:

•	no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of Radio Common Stock upon the receipt of Entercom Class A Common Stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of Entercom Class A Common Stock;

•	gain or loss will be recognized by U.S. holders of Radio Common Stock on any cash received in lieu of a fractional share of Entercom Class A Common Stock in the Merger equal to the difference between the amount of cash received in lieu of such fractional share and the U.S. holder’s tax basis in such fractional share of Entercom Class A Common Stock (determined in the manner described below); such gain or loss will be long-term capital gain or loss if, as of the effective time of the Merger, the U.S. holder’s holding period for such fractional share (determined in the manner described below) exceeds one year; and long-term capital gains of certain non-corporate taxpayers, including individuals, are generally eligible for reduced rates of taxation and the deductibility of capital losses is subject to limitations;

•	the aggregate tax basis of Entercom Class A Common Stock received by a U.S. holder of Radio Common Stock in the Merger, including any fractional share of Entercom Class A Common Stock deemed received and exchanged for cash, will equal the aggregate adjusted tax basis in the shares of Radio Common Stock deemed exchanged therefor; and

•	the holding period of Entercom Class A Common Stock received by a U.S. holder of Radio Common Stock in the Merger, including any fractional shares deemed received and exchanged for cash, will include the holding period of the Radio Common Stock exchanged therefor.

Information Reporting and Backup Withholding

If the Final Distribution qualifies under Section 355 of the Code, current Treasury regulations require certain U.S. holders who are “significant distributees” (generally, a U.S. holder that owns at least 5% of the outstanding CBS stock immediately before the Final Distribution) and who receive Radio Common Stock pursuant to the Final Distribution to attach to their U.S. federal income tax returns for the taxable year in which the Final Distribution occurs a statement setting forth certain information with respect to the transaction. CBS will provide U.S. holders of CBS Common Stock with the information necessary to comply with this requirement. Holders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

If the Merger qualifies as a “reorganization” under Section 368(a) of the Code, current Treasury regulations require certain U.S. holders who become “significant holders” of Radio Common Stock in the Final Distribution (generally, a U.S. holder that owns at least 1% of the outstanding Radio Common Stock immediately before the Merger) to comply with certain reporting requirements. Significant holders generally will be required to file a statement with their U.S. federal income tax returns for the taxable year in which the Merger occurs setting forth certain information with respect to the transaction. Holders should consult their tax advisors to determine whether they are significant holders required to provide the foregoing statement.

Certain U.S. holders of Radio Common Stock may be subject to information reporting and backup withholding of U.S. federal income tax with respect to any cash received pursuant to the Merger. Backup withholding will not apply, however, to a U.S. holder of Radio Common Stock that furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on IRS Form W-9 or is otherwise exempt from backup withholding and provides proof of the applicable exemption. Backup withholding is not an additional tax and any amounts withheld will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, if any, provided that such U.S. holder timely furnishes the required information to the IRS.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE FINAL DISTRIBUTION AND THE MERGER UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT

PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL THE POTENTIAL TAX CONSEQUENCES OF THE FINAL DISTRIBUTION AND THE MERGER. EACH HOLDER OF CBS COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE FINAL DISTRIBUTION AND THE MERGER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Treatment of Specified CBS Compensatory Equity-Based Awards Held by Current CBS Radio Employees

Stock Options. Each option to purchase shares of CBS Class B Common Stock that is outstanding as of immediately prior to the effective time of the Merger and is held by an individual employed by CBS Radio, as of the effective time of the Merger, will be canceled and converted into an option to purchase, on the same terms and conditions, a number of shares of Entercom Class A Common Stock equal to the product (rounded down to the nearest whole share) of (a) the number of shares of CBS Class B Common Stock subject to such option as of immediately prior to the effective time of the Merger multiplied by (b) the equity award adjustment ratio (as defined below), at an exercise price per share equal to the quotient (rounded up to the nearest whole cent) of (x) the per share exercise price for the CBS Class B Common Stock subject to such option as of immediately prior to the effective time of the Merger divided by (y) the equity award adjustment ratio.

Restricted Stock Units. Each restricted stock unit in respect of shares of CBS Class B Common Stock that is outstanding as of immediately prior to the effective time of the Merger and is held by an individual employed by CBS Radio, as of the effective time of the Merger, will be canceled and converted into a restricted stock unit, on the same terms and conditions, in respect of a number of shares of Entercom Class A Common Stock equal to the product (rounded up to the nearest whole share) of (a) the number of shares of CBS Class B Common Stock subject to such restricted stock unit as of immediately prior to the effective time of the Merger multiplied by (b) the equity award adjustment ratio.

The “equity award adjustment ratio” is the quotient of (a) the volume-weighted average per-share closing price of CBS Class B Common Stock on the five trading days immediately prior to the date on which the effective time occurs, divided by (b) the volume-weighted average per-share closing price of Entercom Class A Common Stock on the five trading days immediately following the date on which the effective time occurs.

Fees and Expenses

CBS has retained Georgeson LLC to act as the information agent and Wells Fargo Bank, N.A. to act as the exchange agent in connection with the exchange offer and if necessary, the Spin-Off. The information agent may contact holders of CBS Class B Common Stock by mail, e-mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out–of–pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

None of the information agent or the exchange agent has been retained to make solicitations or recommendations with respect to the exchange offer and the spin-off. The fees they receive will not be based on the number of shares of CBS Class B Common Stock tendered under the exchange offer.

CBS will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of CBS Class B Common Stock under the exchange offer. CBS will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary will be deemed to be CBS’s agent or the agent of CBS Radio, the information agent or the exchange agent for purposes of the exchange offer.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This document is not an offer to buy, sell or exchange, and it is not a solicitation of an offer to buy or sell any shares of Radio Common Stock, CBS Class B Common Stock or Entercom Class A Common Stock in any jurisdiction in which the offer, sale or exchange is not permitted. After the consummation of the Final Distribution, and prior to the Merger it will not be possible to trade the shares of Radio Common Stock.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of CBS, Entercom or CBS Radio has taken any action under non-U.S. regulations to facilitate a public offer to exchange the shares of CBS Class B Common Stock, Entercom Class A Common Stock or Radio Common Stock outside the United States. Accordingly, the ability of any non-U.S. person to tender shares of CBS Class B Common Stock in the exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the exchange offer without the need for CBS, Entercom or CBS Radio to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. stockholders should consult their advisors in considering whether they may participate in the exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the shares of CBS Class B Common Stock, Entercom Class A Common Stock or Radio Common Stock that may apply in their home countries. None of CBS, Entercom or CBS Radio can provide any assurance about whether such limitations may exist.

Holders who are participants in the CBS Radio 401(k) Plan should note that, following the consummation of the exchange offer, Entercom intends to retain an independent fiduciary to assist it in evaluating any single stock investment as an available investment under the CBS Radio 401(k) Plan, including both the CBS Class B Company Stock Fund and the Entercom common stock fund. Following the consummation of the exchange offer, the CBS Radio 401(k) Plan will be amended to provide that no new investment will be allowed into the Entercom common stock fund under the CBS Radio 401(k) Plan. Currently no new investment is permitted in the CBS Class B Company Stock Fund. Participants in the CBS Radio 401(k) Plan may continue to hold assets in the CBS Class B Company Stock Fund and the Entercom common stock fund and will be notified following the consummation of the exchange offer of any changes to the CBS Radio 401(k) Plan that may impact the continued holding of assets in the CBS Class B Company Stock Fund or the Entercom common stock fund.

Holders who are participants in the CBS 401(k) Plan should note that following the consummation of the exchange offer, no new investment into the Entercom common stock fund will be permitted under the CBS 401(k) Plan. In addition, CBS intends to remove the Entercom common stock fund from the CBS 401(k) Plan on January 31, 2018. To the extent that participants have any assets remaining in the Entercom common stock fund after January 31, 2018, the assets will be liquidated over a period of up to four days and the proceeds will be transferred to such participants’ qualified default investment alternative, which is the target retirement fund in the CBS 401(k) Plan with the target date closest to the year that such participant will reach age 65.

Distribution of Any Shares of Radio Common Stock Remaining After the Exchange Offer

All outstanding shares of Radio Common Stock owned by CBS that are not exchanged in the exchange offer, if any, will be distributed as a pro rata distribution in the Spin-Off, based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Common Stock, excluding those that have been validly tendered and not withdrawn in the exchange offer, to holders of CBS Common Stock as of the distribution record date, which will be no later than the date of the Merger. Such Spin-Off, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in the Spin-Off. Any holder of CBS Class B Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed on a pro rata basis in the Spin-Off, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer.

Upon consummation of the Final Distribution, CBS will irrevocably deliver to the exchange agent a global certificate representing all of the Radio Common Stock being exchanged in the exchange offer, with irrevocable instructions to hold shares of Radio Common Stock in trust for the holders of CBS Class B Common Stock who validly tendered their shares in the exchange offer or are entitled to receive shares in the Spin-Off if any. Entercom will deposit with the transfer agent for the benefit of persons who received shares of Radio Common Stock in the exchange offer certificates or book-entry authorizations representing Entercom Class A Common Stock, with irrevocable instructions to hold the shares of Entercom Class A Common Stock in trust for the holders of Radio Common Stock. Shares of Entercom Class A Common Stock will be delivered immediately following the expiration of the exchange offer, the acceptance of CBS Class B Common Stock for exchange, the determination of the final proration factor, if any, and the effectiveness of the Merger, pursuant to the procedures determined by the exchange agent and the transfer agent. See “The Exchange Offer—Terms of the Exchange Offer—Exchange of Shares of CBS Class B Common Stock.”

If the exchange offer is terminated by CBS without the exchange of shares and the Merger Agreement is not concurrently terminated, but the conditions for consummation of the Transactions have otherwise been satisfied, CBS intends to distribute all shares of Radio Common Stock owned by CBS on a pro rata basis to holders of CBS Common Stock, with a record date to be announced by CBS that will be no later than the date of the Merger. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer.

INFORMATION ON CBS

CBS, incorporated in Delaware in 1986, is a mass media company with operations in the following segments:

Entertainment: The Entertainment segment (67%, 67% and 66% of CBS’s consolidated revenues in 2016, 2015 and 2014, respectively, and 53%, 51% and 50% of CBS’s total segment operating income in 2016, 2015 and 2014, respectively) is composed of the CBS® Television Network; CBS Television Studios®, CBS Studios International™ and CBS Television Distribution™, CBS’s television production and syndication operations; CBS Interactive™, CBS’s digital properties for information and entertainment; CBS Films®, CBS’s producer and distributor of theatrical motion pictures; and CBS’s digital streaming services, CBS All Access® and CBSN®.

Cable Networks: The Cable Networks segment (16%, 18% and 17% of CBS’s consolidated revenues in 2016, 2015 and 2014, respectively, and 33%, 37% and 37% of the CBS’s total segment operating income in 2016, 2015, and 2014, respectively) is composed of Showtime Networks, which operates CBS’s premium subscription program services, Showtime®, The Movie Channel®, and Flix®, including a digital streaming subscription offering; CBS Sports Network®, CBS’s cable network focused on college athletics and other sports; and Smithsonian Networks™, a venture between Showtime Networks and Smithsonian Institution, which operates Smithsonian Channel™, a basic cable program service, and a digital streaming subscription service.

Publishing: The Publishing segment (6% of CBS’s consolidated revenues in each of 2016, 2015 and 2014, and 4% of CBS’s total segment operating income in each of 2016, 2015 and 2014) is composed of Simon & Schuster, which publishes and distributes consumer books in the U.S. and internationally under imprints such as Simon & Schuster®, Pocket Books®, Scribner®, Gallery Books®, Touchstone® and Atria Books®. Simon & Schuster publishes and distributes adult and children’s consumer books in printed, digital and audio formats in the U.S. and internationally. Its digital formats include electronic books and audio books.

Local Media: The Local Media segment (14%, 12% and 13% of CBS’s consolidated revenues in 2016, 2015 and 2014, respectively, and 22%, 19% and 20% of CBS’s total segment operating income in 2016, 2015 and 2014, respectively) is composed of CBS Television Stations, CBS’s 30 owned broadcast television stations and CBS Local Digital Media, which operates local websites including content from CBS’s television stations and news and sports radio stations.

CBS generated approximately 14% of its total revenues from international regions in 2016. For the year ended December 31, 2016, approximately 54% and 14% of CBS’s total international revenues of approximately $1.85 billion were generated in Europe and Canada, respectively.

CBS’s revenues in 2016 totaled $13.17 billion and 2016 net earnings was $1.26 billion. CBS’s corporate headquarters is located in New York, New York. CBS’s internet address is http://www.cbscorporation.com. The information on CBS’s website is not incorporated by reference into or a part of this document.

INFORMATION ON CBS RADIO

CBS Radio is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. CBS Radio focuses on three areas of content: Sports, News and Music & Entertainment. CBS Radio’s radio portfolio includes many of the leading radio stations in the United States, including the most listened-to Sports (WFAN® in New York), News (1010 WINS® in New York) and Classic Hits (WCBS-FM® in New York) radio stations. CBS Radio owns the #1- or #2-rated local Sports radio station and the #1-rated All-News radio station in each of the markets in which CBS Radio programs these formats. CBS Radio’s radio stations reached an audience of more than 65 million people per week in 2016, making CBS Radio the second largest radio group in the United States as measured both by audience and by revenue. CBS Radio also distributes its content through an integrated suite of digital properties, including market-focused local websites, Radio.com™ (a streaming service), Eventful® (an event discovery platform) and Play.it® (a podcast network), which collectively reached an average of 63.4 million internet and mobile unique users per month in 2016. In addition, CBS Radio produces events across its markets, including concerts, multi-day musical festivals, speaker series, trade shows and sports-related events. CBS Radio produced, co-produced or co-promoted over 600 such events in 2016.

CBS Radio focuses primarily on large metropolitan markets through clusters of radio stations and digital properties. CBS Radio has the #1- or #2-ranked station clusters in approximately 64% of its markets as measured by revenue, as reported by the public accounting firm Miller Kaplan Arase, LLP. As of December 2016, CBS Radio employed approximately 1,000 sales personnel dedicated to local and national radio advertising, digital advertising and events, with a local presence in all of the markets in which CBS Radio operates.

Content and Programming

CBS Radio produces and distributes compelling content for multiple media platforms, including its radio stations and owned web, mobile, streaming and podcast properties, as well as on third party platforms such as Facebook, Twitter, Instagram, TuneIn and YouTube. CBS Radio’s local on-air personalities create original programming that delivers the latest in Sports, News and Music & Entertainment tailored to specific markets and their target audiences:

•	Sports. CBS Radio is a leading sports radio company in the United States with the two most listened-to sports radio stations in the United States (WFAN AM/FM in New York and WSCR-AM in Chicago). CBS Radio owns the #1-rated local Sports radio station in 13 of the 14 markets in which CBS Radio programs a local Sports format. For the year ended December 31, 2016, CBS Radio broadcast over 3,000 live games for over 30 professional sports franchises, including the New York Yankees, the New England Patriots, the Chicago Cubs and the Detroit Red Wings, and for over 15 collegiate sports programs, including teams from the University of Michigan, the University of Pittsburgh, the University of Connecticut, the University of Maryland and the University of Texas. CBS Radio’s sports radio stations feature popular local personalities, who deliver sports-related news, opinion and debate and facilitate audience interaction on local sports. In addition, CBS Radio owns the CBS Sports Radio Network™, which provides national sports content that is syndicated by a third party to more than 300 affiliated radio stations (including 22 of CBS Radio’s radio stations) across the United States.

•	News. CBS Radio provides its communities with trusted, live, up-to-the-minute news, traffic and weather information. CBS Radio owns the #1-rated All-News radio station in all of the markets in which CBS Radio programs an all-news format and the #1-rated News-Talk station in six markets where CBS Radio programs the format. CBS Radio also owns seven of the top eight most listened to All-News stations in the United States. CBS Radio’s award-winning All-News radio stations include 1010 WINS in New York, KNX (AM)® in Los Angeles and WBBM (AM)® in Chicago. CBS Radio’s News-Talk stations include KDKA (AM)® in Pittsburgh, KMOX (AM)® in St. Louis and WTIC (AM)® in Hartford.

•	Music & Entertainment. CBS Radio provides its audience with unique music and entertainment experiences through personality-driven local programming. CBS Radio’s programming includes a wide variety of music genres, including Rock, Adult Album Alternative, Classic Hits, Adult Contemporary, Top 40, Urban, Spanish and Country, each targeting a distinct demographic group. CBS Radio has the most listened-to station in the United States in numerous formats, including Classic Hits (WCBS-FM in New York), Adult Hits (KCBS-FM® in Los Angeles), Rhythmic AC (94.7 The Wave in Los Angeles) and Adult Album Alternative (WXRT-FM® in Chicago), according to Nielsen. CBS Radio also introduces new and emerging artists to its audiences through its over-the-air and digital platforms and develops exclusive content with artists, including interviews and live performances.

Radio Stations

As of December 31, 2016, CBS Radio owns and operates 117 radio stations in the United States, including stations in all of the top 10 radio markets and 19 of the top 25 radio markets. The following table summarizes CBS Radio’s radio stations, which are grouped by market size as defined by Nielsen.

	Format Type
	Sports	News/ News-Talk	Music & Entertainment	Total
Top 25 radio markets (1) (2)	18	16	56	90
Non-Top 25 radio markets	4	3	20	27

Total	22	19	76	117

(1)	Market rankings based on Nielsen Audio Radio Market Survey, Fall 2016.
(2)	Includes two Victor Valley, CA stations operated as part of the Riverside market: KRAK, a Sports station, and KVFG, a Music & Entertainment station.

Digital Properties

CBS Radio operates digital properties on multiple platforms, including websites, mobile apps, and social media, and through third-party distribution partners. CBS Radio streams its over-the-air radio station broadcasts and provides on-demand audio and video content and text, imagery and event information. CBS Radio’s digital properties complement its business and operations and positively impact its operating results.

•	Music & Entertainment Station Websites. CBS Radio maintains an online presence for each of its Music & Entertainment stations, including KROQ.com in Los Angeles, B96.com in Chicago and V-103.com in Atlanta. CBS Radio distributes content that it broadcasts on its radio stations across its Music & Entertainment station websites, and CBS Radio drives traffic to these websites by using extensive and integrated on-air promotion. CBS Radio’s Music & Entertainment station websites, in turn, promote and drive traffic to CBS Radio’s radio stations.

•	Market-Focused Local Websites. All of CBS Radio’s local Sports and News/NewsTalk radio stations (the “Sports and News Stations”) have a digital presence on 23 market-focused local websites and mobile applications that CBS Local Digital Media operates for CBS Radio’s Sports and News Stations (“CBS Local Websites”) and for CBS’s owned and operated television stations (“CBS TV Stations”), including CBSNewYork.com, CBSBoston.com and CBSSanFrancisco.com. Each of these market-focused CBS Local Websites provides extensive locally focused news, sports and traffic and weather information utilizing the text, video and audio content produced by CBS Radio’s Sports and News Stations and the CBS TV Stations, where applicable, in that market.

•	Radio.com. CBS Radio provides streaming services through its Radio.com platform, where users can listen live to stations online, including simulcasts of CBS Radio’s over-the-air radio stations. Radio.com generates approximately 23 million listening hours per month.

•	Eventful. CBS Radio’s local event discovery business, Eventful, provides its 26.6 million registered users and over 8.5 million monthly unique visitors with local event information ranging from concerts to movies to restaurants. Eventful’s services can also be accessed through CBS Radio’s music radio station websites and the CBS Local Websites in all of CBS Radio’s markets. Eventful also provides ticketing services to consumers and licenses its events data to third parties.

•	Play.it. CBS Radio’s podcast network, Play.it, offers a portfolio of over 400 different podcast titles and delivers approximately 24 million streams and downloads per month. Examples include “Engage: The Official Star Trek Podcast™” focused on Star Trek® and “Rap Radar®” focused on hip hop.

Events

CBS Radio creates, promotes and produces a diverse range of live events, ranging from concerts and multi-day music festivals to speaker series and sports-related events. CBS Radio’s events complement its business and operations and positively impact its operating results. In 2016, CBS Radio produced, co-produced or co-promoted over 600 live events. Live events offer unique, out-of-home experiences for CBS Radio’s audiences, as well as sponsorships, exhibit space and consumer engagement opportunities for CBS Radio’s advertisers. CBS Radio’s events in 2016 included:

•	Tent-pole events with national appeal, such as “We Can Survive™” and “The Night Before™,” that pair marquee experiences with world-class performing artists.

•	Heritage local live events, such as “B96 Summer Bash™” in Chicago and “Downtown Hoedown®” in Detroit.

•	Events that showcase key station talent, such as “Wing Bowl®” in Philadelphia and “April Foolishness™” in Los Angeles.

Sources of Revenue

CBS Radio’s revenue is derived from Broadcasting and Digital, Events and Other sources. For the year ended December 31, 2016, CBS Radio generated approximately 79% of its revenue from local advertisers and 21% from national advertisers.

Broadcasting Revenue. CBS Radio generates Broadcasting revenue from the sale of advertising time on its radio stations to a wide range of local and national advertisers in consumer-focused industries, including automotive, entertainment, retail and financial services. Local advertising is generated primarily in a station’s individual market and national advertising is generated across multiple markets. For the year ended December 31, 2016, CBS Radio generated Broadcasting revenue of $982.3 million, representing approximately 80% of its total revenues for this period.

Digital, Events and Other Revenue. CBS Radio generates digital revenue primarily from the sale of display, audio and video advertising across its digital properties, which enables CBS Radio to further monetize the content produced by its radio stations. CBS Radio also generates digital revenue through content and data licensing, local offers, and affiliate commissions. Events revenue is generated primarily from advertising and sponsorships associated with various live events which CBS Radio produces, co-produces and co-promotes. Other revenues are generated primarily from the syndication of CBS Radio’s programming, sponsorships of programming features and naming rights of radio station assets. For the year ended December 31, 2016, CBS Radio generated Digital, Events and Other revenues of $239.3 million, representing approximately 20% of its total revenues for this period.

The Radio Industry

Radio is a proven and effective mass-marketing medium given its broad reach, resilient audience, low price-point and access to audience at key buying times. In particular:

1.	Radio has the highest and most stable reach of any media, reaching 93% of all adults aged 18+ across the United States, according to Nielsen.

2.	Radio listenership has remained resilient for the past 10 years, growing from 234 million listeners in 2008 to 247 million listeners in 2016, according to Nielsen.

3.	Time spent listening to radio has been relatively stable since 2014, based on Nielsen Total Audience Reports for the second quarters of 2014 through 2016.

4.	Radio listening predominantly occurs away from home, according to Nielsen, and it remains the primary in-car medium according to “The Infinite Dial 2016,” a report by Edison Research and Triton Digital. The report indicates that 84% of adults 18 years or older who had driven or ridden in their primary vehicle in the previous month reported listening to AM/FM radio, and 54% reported that they listened to AM/FM radio either exclusively or the most in their primary vehicle over other audio sources. According to Jacobs Media’s TechSurvey 12, in a survey of consumers planning to buy a new vehicle in 2016, nearly 9 out of 10 indicated that an AM/FM radio is an important feature and that of those who spend time in a car in an average week, 93% indicated that they listen to AM/FM radio in the car on an average weekday.

5.	Radio offers a cost-efficient and creatively simple way for advertisers to reach a broad diverse audience. According to 2016 data from Intermedia Dimensions, based on national coverage, the cost per thousand (“CPM”) for a local spot radio 30-second advertisement during the afternoon drive period is $10.97 versus $24.40 CPM for a 30-second network prime time television spot and $14.62 CPM for a one-third page black and white advertisement in a newspaper.

6.	In 2016, radio delivered a high return on investment across major listener categories, with payback per dollar spent as high as $23.21, according to Nielsen.

7.	According to SNL Kagan’s report titled “Radio/TV Station Annual Outlook, 2016 Edition,” from 2011 through 2015, the radio industry annually generated between approximately $13.2 billion and $14.2 billion in spot revenue; between approximately $1.5 billion and $2.0 billion in off-air revenue; approximately $1.1 billion in network revenue; and between approximately $709 million and $1.0 billion in digital/internet radio advertising revenue. According to SNL Kagan, the radio industry generated approximately $13.2 billion in spot revenue, compared to approximately $2.0 billion for total off-air revenue, approximately $1.0 billion for network revenue and approximately $1.0 billion for digital/internet radio advertising revenue in 2015. SNL Kagan estimates that spot revenue will account for approximately $13.1 billion to $13.2 billion annually from 2016 through 2018 while off-air revenue will account for approximately $2.2 billion to $2.6 billion annually, network revenue will account for approximately $1.1 billion annually and digital/internet radio revenue will account for approximately $1.1 billion to $1.2 billion annually during the same period.

Business Strengths

Large Market Focus and National Footprint. CBS Radio’s radio stations and digital properties are predominantly concentrated in large metropolitan markets, which account for a significant share of local advertising revenues. According to SNL Kagan’s report titled “Radio/TV Station Annual Outlook, 2016 Edition,” the 25 top radio markets generated approximately $5.77 billion, or approximately 40%, of spot and digital/internet radio advertising revenue, which comprises over 80% of total radio revenue, in the U.S. radio industry for the year ended December 31, 2015. CBS Radio’s radio stations are in all of the top 10 radio markets, and 19 of the top 25 radio markets by revenue. CBS Radio generates approximately 87% of its revenue from these 19 markets. CBS Radio’s share of revenue in the top 25 radio markets was 25.2% in 2016, based on Miller

Kaplan Arase, LLP. In 2016, CBS Radio’s average revenue per station in these top 25 markets was 2.3 times CBS Radio’s average revenue per station in non-top 25 markets. CBS Radio’s portfolio of large market stations and digital properties, such as Radio.com, Eventful.com and Play.it, provides CBS Radio with a national footprint and the ability to create compelling local and national campaigns for its advertisers across its broadcast, digital and live event offerings.

Strong Radio Station Clusters and Local Market Scale. CBS Radio owns three or more radio stations in 24 of its 26 markets. Owning multiple stations and digital properties in a market allows CBS Radio to capture a greater share of audience and advertising dollars. Station clusters allow CBS Radio to gain scale in local markets, which increases its operating efficiency and profitability. CBS Radio carefully constructs its clusters and programs its stations to appeal to distinct demographic groups to maximize their collective in-market reach. For example, in New York, CBS Radio owns seven radio stations operating out of a single facility, including the popular WFAN sports radio simulcast on two frequencies, two All-News stations and three stations with music formats.

Powerful Local Brands. CBS Radio’s radio portfolio includes many of the leading national and local radio stations in the United States, including the most listened-to Sports (WFAN in New York), News (1010 WINS in New York), Classic Hits (WCBS-FM in New York), Adult Album Alternative (WXRT in Chicago) and Adult Hits (KCBS-FM in Los Angeles) radio stations in the United States. CBS Radio also owns the #1- or #2-rated Sports radio stations and the #1-rated All-News radio stations in each of the markets in which CBS Radio programs these formats. Among its powerful local brands are the “World Famous KROQ®” in Los Angeles and the unmistakable “teletype” sound of 1010 WINS in New York, as well as “Traffic and Weather Together®” in the New York market and elsewhere, “All News All The Time®” and “You Give Us 22 Minutes. We’ll Give You the World.®” in New York.

Compelling, Exclusive Content. CBS Radio produces live radio and digital content with up-to-the-minute broadcasts of timely information such as sports, news, traffic and weather that drive listenership, loyalty and engagement from its audience. CBS Radio’s audience turns to CBS Radio for exclusive content, including news, live sports and sports talk. CBS Radio employs more than 900 on-air talent who inform and entertain their listeners and serve their local communities. For the year ended December 31, 2016, CBS Radio broadcasted more than 3,000 live games for over 30 professional sports franchises in the National Football League (“NFL”), Major League Baseball (“MLB”), the National Basketball Association (“NBA”), the National Hockey League (“NHL”) and Major League Soccer (“MLS”) and for over 15 collegiate sports programs.

Extensive Digital Platform. CBS Radio owns and operates digital properties in all 26 of its markets, each of which is integrated with CBS Radio’s in-market over-the-air radio stations, enabling its audience to consume its audio and video content across multiple platforms. CBS Radio’s digital properties expand its in-market reach, increase and broaden its audience and enhance audience engagement. CBS Radio’s extensive local digital properties allow it to better serve its audience and provide its advertisers with increasingly effective, targeted and measurable digital advertising solutions, including as part of integrated campaigns utilizing CBS Radio’s broadcast and live event platforms. Radio.com is CBS Radio’s national web destination and dedicated mobile app providing the streams for all CBS Radio stations, allowing for targeted demographic and geographic streaming audio sales opportunities. Play.it is CBS Radio’s podcast platform for both radio station shows and national talent, and is the sales brand for broad-based sponsorships of on-demand audio.

Attractive Financial Profile. CBS Radio’s business requires low levels of capital expenditures and generates significant operating cash flow. CBS Radio also benefits from its national scale and the local clustering of its radio station and digital assets, which allows CBS Radio to generate significant cash flows from incremental revenues.

Sales-Oriented Organization Led by Experienced Management Team. CBS Radio has a strong sales-oriented culture with extensive local relationships focused on growing revenue across its platform through innovative marketing campaigns for its diversified base of over 18,000 advertising clients. As of October 3, 2017, CBS Radio employed over 1,000 sales personnel dedicated to local and national advertising, digital advertising and events, with a local presence in all of the markets in which CBS Radio operates. In the year ended December 31, 2016, CBS Radio generated revenue share in excess of its audience share in every one of its 26 markets. CBS Radio is led by an experienced senior management team with strong sales and leadership capabilities and deep knowledge of the radio, digital and local media industries. CBS Radio’s President and Chief Executive Officer, Andre J. Fernandez, previously served as President of a publicly traded, diversified local media company and has a successful track record of delivering results. Further, CBS Radio benefits from highly experienced, sales-focused management teams in each of its local markets.

Operating Strategy

Continue to Develop Compelling Content. CBS Radio develops and invests in compelling local and national content, including exclusive live sports broadcasts and live sports, news, talk, music, and entertainment programming hosted by more than 900 trusted local personalities across CBS Radio’s integrated radio, digital and event offerings. CBS Radio focuses on news and sports content in particular because of the live, up-to-the-minute nature of news and its audience’s passion for local sports, which increases CBS Radio’s audience size and engagement with its radio stations and affiliated digital properties, providing attractive platforms for its advertisers. By continuing to seek, develop and invest in relevant audio, video and digital content, CBS Radio intends to build upon the longstanding and intimate relationship between CBS Radio’s local brands and on-air personalities and their audiences to sustain and increase listenership and provide effective advertising campaigns to CBS Radio’s marketing partners.

Expand Multi-Platform Distribution. CBS Radio distributes its audio and video content across its owned sites and third-party digital and mobile platforms to maximize its reach, serve its audience and enhance its offerings. CBS Radio’s audience expects the flexibility to consume content across multiple platforms wherever, whenever and however they choose and expects the increasingly integrated, intuitive and personalized experiences that CBS Radio’s digital platforms deliver. CBS Radio believes that by increasing the availability and accessibility of its content across multiple platforms, including mobile and social media, CBS Radio will expand its audience, strengthen its local brands and increase its relevance among its audience and its advertisers.

Grow Digital, Events and Other Revenues. CBS Radio is focused on growing its digital and other non-broadcasting based revenues. CBS Radio’s large market footprint of strong radio station clusters and promotional capabilities provides it with a platform to expand its brands and content into digital platforms and develop new, complementary marketing products, including live local events. CBS Radio plans to expand its event offerings. Digital platforms provide CBS Radio opportunities to monetize its audio and video content through syndication, licensing and sponsorship arrangements. CBS Radio plans to launch new local, branded news and sports products while maintaining networked scale and operating efficiencies. These non-broadcast revenue sources enhance CBS Radio’s local brands and provide additional channels for CBS Radio and CBS Radio’s advertisers to engage their audiences via immersive and novel experiences.

Drive Enhanced Revenue Management. CBS Radio focuses on advertising rate discipline to improve revenue yield on its radio and digital properties. CBS Radio has combined certain management functions to reinvigorate market and station management, increased accountability and transparency and rebuilt station marketing strategies by better aligning its programming with consumer and market demand. By carefully managing the amount of advertising inventory sold through third-party networks and selling that inventory at higher local and national spot rates, CBS Radio seeks to improve revenue yield on spot advertising. In addition, CBS Radio collects and uses audience data to inform its programming and enhance the targeting and measurement capabilities of its advertisers’ marketing campaigns. This data allows CBS Radio to demonstrate to its advertisers the effectiveness of their campaigns, and helps CBS Radio to attract and retain new advertisers for radio and digital platforms. CBS Radio uses its national radio and digital footprints to enhance its appeal to national advertisers and grow its national revenues.

Enhance Radio Clusters and Digital Assets via Selective Acquisitions. CBS Radio believes that its existing scale, digital capabilities, strong balance sheet and management experience positions it well to exploit opportunities to enhance and grow its business. CBS Radio will seek acquisition opportunities that optimize the performance of its existing clusters and expand its presence into new markets. CBS Radio will consider complementary acquisitions to enhance consumer experience and engagement with its offerings and improve the effectiveness of advertising on its platforms. CBS Radio will also evaluate digital properties and capabilities that can provide CBS Radio with the opportunity to enhance its local presence as well as broaden its national footprint.

Legal Proceedings

On an ongoing basis, CBS Radio vigorously defends itself in numerous lawsuits and proceedings and responds to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against CBS Radio without merit, is inherently uncertain and always difficult to predict. However, based on CBS Radio’s understanding and evaluation of the relevant facts and circumstances, CBS Radio believes that the litigation to which it is a party is not likely to have a material adverse effect on CBS Radio’s results of operations, financial position or cash flows.

Employees

The number of persons employed by CBS Radio during 2016 was approximately 3,800. Certain of CBS Radio’s hourly workers are represented by collective bargaining agreements. These contracts expire at various times over the next several years. Management believes that its relationships with its employees and their representative organizations are good.

INFORMATION ON ENTERCOM

Overview

Entercom Communications Corp. is the fourth-largest radio broadcasting company in the United States with a portfolio of 125 radio stations in 28 top markets across the country. Entercom reaches and engages more than 40 million people a week through its portfolio of highly rated stations. Entercom is headquartered in the Philadelphia, Pennsylvania metropolitan area and is and has been a Pennsylvania corporation since its organization in 1968.

Strategy

Entercom’s strategy focuses on providing compelling content in the communities it serves to enable Entercom to offer its advertisers an effective marketing platform to reach a large targeted local audience. The principal components of Entercom’s strategy are to: (i) focus on creating effective integrated marketing solutions for its customers that incorporate its audio, digital and experiential assets; (ii) build strongly-branded radio stations with highly compelling content; (iii) develop market leading station clusters; and (iv) recruit, develop, motivate and retain superior employees.

Source of Revenue

The primary source of revenue for Entercom’s radio stations is the sale of advertising time to local, regional and national advertisers and national network advertisers who purchase spot commercials in varying lengths. A growing source of revenue is from station-related digital product suites, which allow for enhanced audience interaction and participation, and integrated digital advertising solutions. A station’s local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. Entercom retains a national representation firm to sell to advertisers outside of Entercom’s local markets.

Entercom’s stations are typically classified by their format, such as news, sports, talk, classic rock, adult contemporary, alternative and country, among others. A station’s format enables it to target specific segments of listeners sharing certain demographics. Advertisers and stations use data published by audience measuring services to estimate how many people within particular geographical markets and demographics listen to specific stations. Entercom’s geographically and demographically diverse portfolio of radio stations allows Entercom to deliver targeted messages to specific audiences for advertisers on a local, regional and national basis.

Competition

The radio broadcasting industry is highly competitive. Entercom’s stations compete for listeners and advertising revenue with other radio stations within their respective markets. In addition, Entercom’s stations compete for audiences and advertising revenues with other media including: digital audio streaming, satellite radio, broadcast television, digital, satellite and cable television, newspapers and magazines, outdoor advertising, direct mail, yellow pages, wireless media alternatives, cellular phones and other forms of audio entertainment and advertisement.

HD Radio

AM and FM radio stations may use the FCC selected In-Band On-Channel (“IBOC”) as the exclusive technology for terrestrial digital operations. IBOC, developed by DTS, Inc. (formerly iBiquity Digital Corporation), is also known as “HD Radio.”

HD Radio technology permits a station to transmit radio programming in digital format. Entercom currently uses HD Radio digital technology on most of its FM stations. The advantages of digital audio broadcasting over traditional analog broadcasting technology include improved sound quality, the availability of additional channels and the ability to offer a greater variety of auxiliary services.

Legal Proceedings

Entercom currently and from time to time is involved in litigation incidental to the conduct of its business. Entercom’s management anticipates that any potential liability of Entercom’s that may arise out of or with respect to these matters will not materially adversely affect its financial position, results of operations or cash flows.

Employees

As of January 31, 2017, Entercom had 1,683 full-time employees and 1,145 part-time employees. With respect to certain Entercom stations in Entercom’s Kansas City and San Francisco markets, Entercom is a party to collective bargaining agreements with the Screen Actors Guild—American Federation of Television and Radio Artists (known as SAG-AFTRA). Approximately 46 employees are represented by these collective bargaining agreements. Entercom believes that its relations with its employees are good.

Entercom’s Business After the Consummation of the Transactions

The combination of CBS Radio with Entercom’s existing business is intended to create a leading local media and entertainment company with strong, complementary assets on a national scale. Entercom expects the Transactions to have the following strategic benefits:

•	Enhanced platform and geographical presence. As a result of the Transactions, Entercom expects the combined business to have a nationwide footprint of radio stations, including 23 of the top 25 U.S. markets (without giving effect to any potential required divestitures), as well as robust digital capabilities and a growing events platform.

•	Synergies. The combined company is expected to achieve estimated annual cost synergies of $25 million within 12-18 months after the consummation of the Transactions.

•	Improved Financial Profile. The consummation of the Transactions is expected to increase Entercom’s revenues and earnings leading to enhanced cash flow generation. Equity market capitalization and liquidity will be enhanced by the issuance of over 100 million new shares of Entercom Class A Common Stock in connection with the Merger.

To enable Entercom to manage an orderly transition in its operation of CBS Radio, CBS and Entercom will enter into the Transition Services Agreement, pursuant to which CBS will provide certain services to Entercom in support of CBS Radio and Entercom will provide certain limited services to CBS for a period not to exceed twenty-four months following the consummation of the Transactions. See “Other Agreements and Other Related Party Transactions—Transition Services Agreement.”

In addition, CBS and Entercom will enter into the Joint Digital Services Agreement, pursuant to which CBS Local Digital Media will continue to operate the digital presences for CBS Radio’s Sports and News Stations and CBS TV Stations. The Joint Digital Services Agreement represents a collaborative arrangement between CBS and Entercom, providing for the sharing of revenues, costs and content, in connection with the operation of the CBS Local Websites, as described in “Other Agreements and Other Related Party Transactions—Joint Digital Services Agreement.”

Entercom will be required to divest 14 FM radio stations in certain markets (some of which may be CBS Radio stations) in order to comply with the FCC’s local radio ownership rule. Such divestitures may be accomplished through cash sales or otherwise, and may materially impact the operating metrics and pro forma financials as presented herein. However, these divestitures will not diminish the number of markets in which Entercom will operate following consummation of the Merger. For more information, see ”Federal Regulation of Radio Broadcasting—Transfer or Assignment of Licenses” and “Federal Regulation of Radio Broadcasting—Ownership Regulation.”

Entercom’s Liquidity and Capital Resources After the Consummation of the Transactions

As of June 30, 2017, Entercom had current assets of $107.5 million, total assets of $1,029.0 million, total current liabilities of $57.1 million and long-term debt, net of current portion of $447.4 million. Following the consummation of the Transactions, Entercom’s total assets and liabilities will increase significantly.

As of June 30, 2017, on a pro forma basis (as described in “Entercom and CBS Radio Unaudited Pro Forma Condensed Combined Financial Statements”), Entercom would have had current assets of $682.4 million, total assets of $4,687.3 million, total current liabilities of $245.0 million and long-term debt, net of current portion, of $1,865.7 million. Entercom expects its cash from operations to increase significantly as a result of the consummation of the Transactions and the integration of the CBS Radio Business.

Entercom believes that, within twelve to eighteen months of the consummation of the Transactions, the combination of the CBS Radio Business with Entercom’s existing business will result in annual cost savings of approximately $25 million, primarily related to the consolidation of corporate overhead costs and cost savings in local markets in which Entercom and CBS Radio overlap. Entercom expects to incur significant, one-time costs in connection with the Transactions, including financial advisory, professional services and other fees estimated at approximately $39.6 million. No assurances of the timing or amount of synergies able to be captured, or the costs necessary to achieve those synergies, can be provided.

In connection with entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which such Commitment Parties committed to provide, subject to customary closing conditions, up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement, the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock, and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

Entercom Radio, LLC will use the proceeds of the Radio Financing to repay or cause to be repaid all outstanding amounts under the Entercom Credit Agreement, terminate all commitments under the Entercom Credit Agreement and obtain a release of all security interests for the Entercom Credit Agreement. In connection with the Contribution and the Radio Financing, Entercom Radio, LLC will become a guarantor under the Radio Credit Agreement and the Radio Notes Indenture, and will pledge certain of its assets to secure amounts outstanding under the Radio Credit Agreement.

Entercom anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under the Radio Credit Agreement. Entercom expects that, following the consummation of the Merger, these sources of liquidity will be sufficient to make required payments of interest on its outstanding debt and to fund working capital and capital expenditure requirements, including costs relating to the Transactions.

For more information on Entercom’s existing sources of liquidity, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and Entercom’s annual report on Form 10-K for the year ended December 31, 2016, filed with the SEC and incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference.”

Directors and Officers of Entercom Before and After the Consummation of the Transactions

Board of Directors

The Entercom board of directors currently consists of six directors as follows:

•	Joseph M. Field, Chairman and Director

•	David J. Field, Director, President and Chief Executive Officer of Entercom

•	David J. Berkman, Director

•	Joel Hollander, Director

•	Mark R. LaNeve, Director

•	David Levy, Director

Listed below is the biographical information for each person who is currently a member of the Entercom board of directors.

Joseph M. Field—Chairman & Director. Joseph M. Field (age 85) founded Entercom in 1968 and has served as Chairman of the Entercom board of directors since its inception. Mr. Field served as Entercom’s Chief Executive Officer from Entercom’s inception until 2002 and as Entercom’s President from its inception until 1998. Before entering the broadcasting business, he practiced law for 14 years in New York (including service as an Assistant United States Attorney) and Philadelphia. Mr. Field served on the board of directors of the National Association of Broadcasters for the years 1992 through 1996. Mr. Field currently serves on the boards of directors of the Broadcasters’ Foundation, Mediacast, LLC (d/b/a Specticast), the Philadelphia Orchestra Association, The Mary Louise Curtis Bok Foundation, the Settlement Music School, the National Liberty Museum and the Philadelphia Chamber Music Society. In addition, he serves on the Advisory Board of the University of Pennsylvania’s Field Center for Children’s Policy, Practice & Research. Mr. Field has a B.A. from the University of Pennsylvania, an L.L.B. from Yale Law School and a D.M. from the Curtis Institute of Music. Mr. Field is the father of David J. Field.

David J. Field—Director, President and Chief Executive Officer. David J. Field (age 55) has served as Entercom’s Chief Executive Officer since 2002, its President since 1998, and one of its directors since 1995. Mr. Field is Entercom’s Principal Executive Officer. He also served as Entercom’s Chief Operating Officer from 1996 to 2002 and Chief Financial Officer from 1992 to 1998. Mr. Field served as Vice President-Operations and Chief Financial Officer of Entercom from 1992 to 1995 and Senior Vice-President-Operations and Chief Financial Officer from 1995 to 1996. Mr. Field served as Chairman of the Radio Board of the National Association of Broadcasters from 2005 to 2007. Mr. Field also currently serves on the boards of directors of the National Constitution Center and The Wilderness Society. He has a B.A. from Amherst College and an M.B.A. from the Wharton School of the University of Pennsylvania. Mr. Field was named the 2006 Radio Executive of the Year by Radio Ink Magazine and was also recognized as one of the best CEOs in America by Institutional Investor Magazine in 2006, 2007 and 2008. Mr. Field is the son of Joseph M. Field.

David J. Berkman—Director. David J. Berkman (age 55) has served as one of Entercom’s directors since the consummation of its initial public offering in January 1999. Since January 2000, Mr. Berkman has served as the Managing Partner of Associated Partners, LP, a private equity firm primarily engaged in telecommunications infrastructure investments. He also serves on the boards of directors of Actua Corporation (formerly ICG Group, Inc.) and Franklin Square Holdings, LP. Civically, Mr. Berkman serves on the Board of Overseers of the University of Pennsylvania School of Engineering and Science. Mr. Berkman has a B.S. from the Wharton School of the University of Pennsylvania.

Joel Hollander—Director. Joel Hollander (age 61) has served as one of Entercom’s directors since November 2013. Since May 2007, Mr. Hollander has been serving as President and Chief Executive Officer of 264 Echo Place Partners, an investment advisory firm. Mr. Hollander previously served as President and Chief Executive Officer of CBS Radio from 2002 until 2007. Prior to joining CBS Radio, Mr. Hollander was Chairman and Chief Executive Officer of Westwood One, a radio program syndication company. Mr. Hollander also currently serves on the Merrill Lynch Client Advisory Board, as well as on the boards of directors of The C. J. Foundation for SIDS, the Tomorrow’s Children Fund, RiverSpring Health Center and the Hackensack Medical Center. Mr. Hollander has a B.S. in Communication and Media Studies from Indiana State University.

Mark R. LaNeve—Director. Mark R. LaNeve (age 58) has served as one of Entercom’s directors since March 2014. Since January 2015, Mr. LaNeve has been serving as Vice President, U.S. Marketing, Sales and Service of the Ford Motor Company. From August 2012 through January 2014, Mr. LaNeve served as Chief Operating Officer of Global Team Ford, an agency that serves as the marketing and advertising agency for the Ford Motor Company and the Ford and Lincoln brands on a global basis. Global Team Ford is part of the WPP Group, a multinational advertising and public relations company. Mr. LaNeve was previously with Allstate Insurance Corporation where he served as Senior Executive Vice President (January 2011–February 2012) and Chief Marketing Officer (October 2009–February 2012). Prior to joining Allstate, Mr. LaNeve was Vice President of Sales, Service and Marketing at General Motors Corporation (September 2004–January 2009). Mr. LaNeve is involved with various organizations that assist people affected by autism and sits on the boards of Autism Speaks in New York City and Eton Academy for different learners in Birmingham, Michigan. He also serves on the board of Angel’s Place, a non-profit organization that provides people-centered services, including homes and professional support for adults with developmental disabilities. Mr. LaNeve has a B.A. in Marketing from the University of Virginia.

David Levy—Director. David Levy (age 54) has served as one of Entercom’s directors since May 2015. Since 2013, Mr. Levy has served as President of Turner Broadcasting System, Inc. where he oversees all creative and business activity of the Turner signature entertainment networks TBS, TNT, Turner Classic Movies, truTV, Cartoon Network, Boomerang and Adult Swim, and their digital brand extensions, as well as Turner Sports. Additionally, Mr. Levy is responsible for overseeing domestic ad sales and distribution revenue for Turner’s portfolio of networks including TNT, TBS, CNN, HLN, TCM, Cartoon Network, Adult Swim, Boomerang, truTV and CNN Airport Network. Mr. Levy had previously served as President, Sales, Distribution and Sports for Turner since 2003. Mr. Levy also currently serves on the board of Duplication Services Inc., a privately owned company. Mr. Levy has a B.S. from Syracuse University – Martin J. Whitman School of Management.

The Entercom board of directors has determined that each of its non-employee directors (all directors other than Joseph M. Field and David J. Field) satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act.

In connection with the Merger, Entercom will increase the size of its board of directors by four members. In accordance with the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement dated July 10, 2017 (which was further amended on September 13, 2017), immediately following the Merger, ten persons will serve on the Entercom board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS:

David J. Field	Director; Chairman; President & Chief Executive Officer of Entercom
Joseph M. Field	Director; Chairman Emeritus of Entercom
David J. Berkman	Director
Joel Hollander	Director
Mark R. LaNeve	Director
David Levy	Director
Leslie Moonves	Director; Chairman of the Board, President and Chief Executive Officer of CBS
Joseph R. Ianniello	Director; Chief Operating Officer of CBS
Stefan M. Selig	Director
Sean Creamer	Director

Listed below is the biographical information for the four new directors agreed upon by CBS.

Sean Creamer—Director. Sean Creamer (age 52) has been Executive Vice President, Chief Financial Officer and a member of the board of directors of Merkle Inc. since April 2016. Formerly, he was Executive Vice President and Chief Financial Officer of The Madison Square Garden Company (“MSG”) from 2014 to 2015. Prior to that, he served as President and Chief Executive Officer of Arbitron Inc. (now known as Nielsen Audio)

from 2012 to 2014, its Executive Vice President and Chief Operating Officer from 2011-2012, and various other financial leadership positions at Arbitron beginning in 2005. During that time CBS Radio conducted business with Arbitron Inc., and continues to do so. During the past five years, Mr. Creamer was also a director of Arbitron.

Joseph R. Ianniello—Director; Chief Operating Officer of CBS. Joseph R. Ianniello (age 49) has served as the Chief Operating Officer of CBS since June 2013, and, prior to that, its Executive Vice President and Chief Financial Officer since August 2009. Previously, Mr. Ianniello served as Deputy Chief Financial Officer of CBS since November 2008, and prior to that, in various executive and finance positions at CBS since 2000. During the past five years, he was also a director of CBS Outdoor Americas Inc. (currently known as Outfront Media Inc.).

Leslie Moonves—Director; Chairman of the Board, President and Chief Executive Officer of CBS. Leslie Moonves (age 67) has served as Chairman of the Board of Directors of CBS since February 3, 2016, and President and Chief Executive Officer and a Director of CBS since January 2006. Previously, Mr. Moonves served as Co-President and Co-Chief Operating Officer of former Viacom Inc. since June 2004. Prior to that, he served as Chairman and Chief Executive Officer of CBS Broadcasting since 2003 and as its President and Chief Executive Officer since 1998. Mr. Moonves joined former CBS Corporation in 1995 as President, CBS Entertainment. Prior to that, Mr. Moonves was President of Warner Bros. Television since July 1993. During the past five years, he was also a director of CBS Outdoor Americas Inc. (currently known as Outfront Media Inc.) and KB Home.

Stefan M. Selig—Director. Stegan M. Selig (age 54) served as Under Secretary of Commerce for International Trade at the U.S. Department of Commerce from June 2014 to June 2016, and during this period headed the International Trade Administration, a global bureau of more than 2,200 trade and investment professionals. During this period, he also served as the Executive Director of the Travel and Tourism Advisory Board, sat on the board of directors of the Overseas Private Investment Corporation, was a Commissioner for the Congressional Executive Commission on China and was the Executive Director of the President’s Advisory Council on Doing Business in Africa. Prior to that, he held various senior level leadership positions at Bank of America Merrill Lynch beginning in 1999, including being the Executive Vice Chairman of Global Corporate & Investment Banking from 2009 to 2014, and prior to that, he was Vice Chairman of Global Investment Banking and Global Head of Mergers & Acquisitions. Prior to joining Bank of America, he held various senior investment banking positions at UBS Securities and Wasserstein Perella & Co., and began his investment banking career at The First Boston Corporation.

As a result, current members of Entercom’s board of directors, or their pre-Merger replacements, will comprise a majority of the Entercom board of directors immediately following consummation of the Merger.

In accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from the Entercom board of directors effective upon the earlier of (a) six months after the closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger. Following such resignations, the resulting vacancies on the Entercom board of directors will be addressed in accordance with the Entercom Bylaws, as set forth below. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members.

Holders of Entercom Class A Common Stock are entitled by class vote to elect two directors (with each share of Entercom Class A Common Stock entitling the holder thereof to one vote per share in such election). Holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to vote on the election of all other directors (with each share of Entercom Class B Common Stock held by Joseph Field or David Field in his own right in person (or by proxy or pursuant to a Qualified Voting Agreement (as defined in the Entercom Articles)) entitling the holder thereof to 10 votes per share in such election and each other share of Entercom Common Stock entitling the holder thereof to one vote per share in such election). The Entercom Bylaws provide that directors may be removed only for cause and only by the affirmative vote of a majority of the shareholders entitled to vote thereon. Any vacancies on Entercom’s Board can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum, or by a sole remaining director. However, a vacancy in the position of Entercom Class A Director may only be filled by the sole remaining Entercom Class A Director, and if both Entercom Class A Director positions are vacant, then only the holders of the Entercom Class A Common Stock may fill such vacancies. See “Description of Entercom Capital Stock.”

CBS has not been involved in the election of Entercom’s directors prior to the signing of the Merger Agreement, and, other than the minority of the Entercom board of directors that CBS agrees upon prior to the Closing pursuant to the Merger Agreement, CBS will not be involved in the election, nomination or appointment of any Entercom directors after the Merger. It is therefore expected that, subject to the voting rights of Entercom shareholders as set forth in Entercom’s governing documents, Entercom’s pre-Merger directors (or their replacements) and their future nominees will comprise a majority of the Entercom board of directors on an ongoing basis following the consummation of the Transactions.

The Merger Agreement provides that the initial post-Merger directors of CBS Radio (at which time CBS Radio will be a wholly owned subsidiary of Entercom) will consist of David J. Field, Richard J. Schmaeling and Andrew P. Sutor, IV. CBS did not have any formal or informal appointment, consent or approval rights with respect to the post-Merger directors of CBS Radio. CBS’s only input on the post-Merger directors of CBS Radio was suggestive and non-binding input.

Executive Officers

The Merger Agreement provides that Entercom will provide CBS with a “reasonable consultation” right in the determination of the post-Merger executive officers of Entercom. This is solely a right of CBS to discuss the executive officers of Entercom with Entercom. CBS’s involvement in the selection of the post-Merger executive officers of Entercom will be consultative only. While CBS may offer suggestive, non-binding input, CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the executive officers of Entercom, pursuant to the Merger Agreement or otherwise. Entercom has determined, after reasonable consultation with CBS, that the executive officers of Entercom immediately following the consummation of the Merger will include David J. Field, who will continue as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer, and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary. Listed below is the biographical information for each person who is expected to be an executive officer of Entercom following the consummation of the Merger. The biographical information for David J. Field is included above under the section entitled “—Board of Directors.” Additional information can be found in the documents incorporated by reference into this document; see “Where You Can Find More Information; Incorporation by Reference.”

Richard J. Schmaeling—Executive Vice President and Chief Financial Officer. Richard J. Schmaeling (age 52) has served as Executive Vice President and Chief Financial Officer of Entercom since April 2017. Prior to that time, he served as Chief Financial Officer of Travel Leaders Group, LLC, the largest travel agency company in the United States since July 2016. From August 2015 through June 2016, Mr. Schmaeling was Chief Financial Officer of MediaMath, Inc., a private equity controlled advertising technology company. From January 2015 through August 2015, Mr. Schmaeling provided integration consulting to Media General, Inc., a TV and digital media company which acquired LIN Media, LLC, a local TV and digital media provider serving 23 markets and approximately 10% of U.S. households, where Mr. Schmaeling was Chief Financial Officer from 2008 through December 2014. Mr. Schmaeling is a Certified Public Accountant and has a B.S. in Accounting from Rutgers University.

Louise C. Kramer—Chief Operating Officer. Louise C. Kramer (age 61) has served as Entercom’s Chief Operating Officer since May 2015. Ms. Kramer previously served as Entercom’s Station Group President from April 2013 through May 2015, one of Entercom’s Regional Presidents from December 2007 through April 2013 and a Regional Vice President from January 2000 through December 2007. Prior to joining Entercom in 2000, Ms. Kramer served as General Manager for CBS Radio in Chicago.

Andrew P. Sutor, IV—Senior Vice President, General Counsel & Secretary. Andrew P. Sutor, IV (age 44) currently serves as Entercom’s Senior Vice President and General Counsel (since January 2013) and Secretary (since January 2014). Since July 2014, Mr. Sutor has oversight of Entercom’s Technical Operations Department. Mr. Sutor previously served as Entercom’s Vice President (since September 2010) and Corporate Counsel (since 2007). Prior to joining Entercom in 2002, Mr. Sutor was an associate in the Business Law Department of Saul Ewing, LLP, a regional Mid-Atlantic law firm based in Philadelphia, Pennsylvania. Mr. Sutor has a J.D. from the Villanova University School of Law and a B.A. in both Economics and Political Science from the University of Pennsylvania.

Additionally, the post-Merger officers of CBS Radio will consist of David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary, each of whom is a current officer of Entercom. CBS did not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement or otherwise.

FEDERAL REGULATION OF RADIO BROADCASTING

The radio broadcasting industry is subject to extensive and changing regulation by the FCC and other federal agencies of ownership, programming, technical operations, employment and other business practices. The FCC regulates broadcast radio stations pursuant to the Communications Act of 1934, as amended (“Communications Act”). The following is a brief summary of certain provisions of the Communications Act and of certain specific FCC regulations and policies. This summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

The Communications Act permits the operation of a broadcast radio station only in accordance with a license issued by the FCC. A licensee’s failure to comply with the requirements of the Communications Act or FCC rules and policies may result in the imposition of sanctions, including admonishment, fines, the grant of a license renewal for less than a full eight-year term or with conditions, denial of a license renewal application, the revocation of an FCC license, and/or the denial of FCC consent to acquire additional broadcast properties.

Transfer or Assignment of Licenses

The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the existing licensee and the proposed licensee, including:

•	compliance with the FCC’s ownership rules;

•	the “character” of the proposed licensee; and

•	compliance with the Communications Act’s limitations on alien ownership as well as general compliance with FCC regulations and policies.

To obtain FCC consent for the assignment or transfer of control of a broadcast license, appropriate applications must be filed with the FCC. Interested parties may file objections or petitions to deny such applications.

Ownership Regulation

The FCC’s current ownership rules as applicable to CBS Radio and Entercom are briefly summarized below. Entercom is seeking approval from its shareholders at the Special Meeting to amend its Articles of Incorporation to help ensure its compliance with the FCC’s ownership rules.

Local Radio Ownership

The local radio ownership rule limits the number of radio stations that may be commonly owned or controlled in local markets, (i) as defined and rated by Nielsen Audio; and (ii) in areas outside of Nielsen Audio markets, as determined by overlap of specified signal contours. Under that rule, one party may own up to eight radio stations in the largest markets, no more than five of which may be either AM or FM. With a few exceptions, the rule permits the common ownership of eight radio stations in the top 50 radio markets, where CBS Radio and Entercom have significant holdings.

Radio-Television Cross-Ownership Rule

The FCC’s radio-television cross-ownership rule limits the common ownership of radio and television stations in the same market. The numeric limit varies according to the number of independent media voices in the market. In most markets where CBS Radio owns radio stations and CBS owns a television station, the rule limits CBS Radio to owning no more than six or seven radio stations.

Newspaper-Broadcast Cross-Ownership

The newspaper-broadcast cross-ownership rule prohibits the common ownership of a radio or television station and daily newspaper in the same market absent a waiver by the FCC.

The FCC is required to periodically review certain of its media ownership rules, and it completed its most recent review in August 2016 when it affirmed, with minor changes, the rules summarized above. The FCC’s August 2016 decision is subject to review by the U.S. Court of Appeals. Certain unrelated third parties have separately petitioned the FCC to reconsider aspects of that decision including the decision to retain the radio-television and the newspaper-broadcast cross-ownership rules.

Ownership Attribution

In applying its ownership limitations, the FCC generally considers only “attributable” ownership interests. Attributable interests generally include: (i) equity and debt interests which when combined exceed 33% of a licensee’s or other media entity’s total asset value, if the interest holder supplies more than 15% of a station’s total weekly programming or has an attributable interest in any same-market media outlet (television, radio or newspaper), with a higher threshold in the case of investments in certain “eligible entities” acquiring broadcast stations; (ii) a 5% or greater direct or indirect voting stock interest, including certain interests held in trust, unless the holder is a qualified passive investor, in which case the threshold is a 20% or greater voting stock interest; (iii) any equity interest in a limited liability company or a partnership, including a limited partnership, unless properly “insulated” from management activities; and (iv) any position as an officer or director of a licensee or of its direct or indirect parent.

Under the current attribution rules, a minority stockholder is not attributed with an ownership interest even if it directly or indirectly owns 5% or more of the voting stock of a licensee, if there is a single majority voting stockholder. National Amusements is the single majority voting stockholder of CBS, and Joseph Field is the single majority voting stockholder of Entercom. Following the Merger, however, Entercom will not have a single majority voting stockholder; therefore, any person or entity holding directly or indirectly 5% or more of the voting power in Entercom will be an attributable interest holder under the FCC’s ownership rules, which may limit direct or indirect purchases of Entercom’s stock. In addition, for a period of up to six months following the Merger, CBS and Entercom will have two common directors. During this period, the broadcast stations owned by each company will be attributable to the other, which may have the effect of limiting and affecting the activities, strategic business alternatives and business terms available to CBS and Entercom. In particular, so long as CBS and Entercom share common directors, Entercom will be treated for FCC purposes as commonly owned with CBS. Because CBS owns television stations in 16 of the markets where Entercom will own radio stations following the Merger, Entercom and CBS will continue to be subject to the limits of the radio-television cross-ownership rule in those markets (or in any other market where CBS may acquire a television station) until CBS and Entercom cease to share an attributable ownership or have common officers or directors. Entercom and CBS have requested a temporary waiver of the FCC’s radio-television cross ownership rule to enable them to continue to own radio and televisions stations in four markets during that period when Entercom and CBS will have common directors.

As a result of the Merger, Entercom would own radio stations in seven markets exceeding the limit under the FCC’s local radio ownership rule. In connection with the applications that CBS Radio and Entercom have filed with the FCC for consent to the Merger, Entercom and CBS Radio have proposed to divest 19 stations to comply with the FCC’s rules and to gain approval from the Antitrust Division of the U.S. Department of Justice. To the extent that these stations have not been divested as of the closing of the Merger, CBS Radio and Entercom have proposed to transfer these stations to a divestiture trustee, who will be charged with operating and promptly divesting the stations.

Foreign Ownership

In general, the Communications Act prohibits foreign individuals or entities from owning more than 25% of the voting power or equity of CBS Radio. In November 2013, the FCC confirmed that it will consider on a case-

by-case basis petitions for approval of foreign ownership of broadcast licenses that exceeds the 25% threshold and, in September 2016, the FCC adopted specific rules and procedures for the filing and review of such requests. In the September 2016 decision, the FCC confirmed that it will allow broadcast licensees to seek approval of up to 100% foreign ownership. The FCC also adopted a methodology for determining the citizenship of the beneficial owners of publicly held shares that companies may use to ascertain compliance with the foreign ownership rules.

Programming And Operation

The Communications Act requires broadcasters to serve the “public interest.” A licensee is required to present programming that is responsive to issues in the station’s community of license and to maintain records demonstrating this responsiveness. The FCC also regulates, among other things, political advertising; sponsorship identification; the advertisement of contests and lotteries; the conduct of station-run contests and obscene, indecent and profane broadcasts.

The FCC’s rules prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6:00 a.m. and 10:00 p.m., local time. Broadcasters risk violating the prohibition against broadcasting indecent or profane material because the vagueness of the FCC’s indecency/profanity definition makes it difficult to apply, particularly with respect to spontaneous, live programming. The FCC’s maximum forfeiture penalty per radio station for broadcasting indecent or profane programming is $389,305 per indecent or profane utterance with a maximum forfeiture exposure of $3,593,585 for any continuing violation arising from a single act or failure to act. CBS Radio and Entercom have been involved in litigation and, from time to time, have received and may receive in the future letters of inquiry from the FCC prompted by complaints alleging that certain programming on its broadcast radio stations included indecent or profane material.

The FCC regulates the conduct of on-air station contests, requiring in general that the material rules and terms of the contest be broadcast periodically or posted online and that the contest be conducted substantially as announced.

License Renewal

Radio station licenses issued by the FCC are renewable ordinarily for an eight-year term. A station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending.

Generally, the FCC renews radio broadcast licenses without a hearing upon a finding that:

•	the radio station has served the public interest, convenience and necessity;

•	there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and

•	there have been no other violations by the licensee of the Communications Act or FCC rules and regulations which, taken together, indicate a pattern of abuse.

After considering these factors and any petitions to deny a license renewal application (which may lead to a hearing) that have been filed by third parties, the FCC may grant the license renewal application with or without conditions, including renewal for a term less than the maximum otherwise permitted. Historically, CBS Radio’s and Entercom’s licenses have been renewed for full eight-year terms without any conditions or sanctions imposed; however, there can be no assurance that the licenses of each of CBS Radio’s and Entercom’s radio stations will be renewed for a full term without conditions or sanctions. With one exception, as described below, all of the renewal applications filed by CBS Radio and Entercom during the most recent renewal windows have been granted.

The FCC initiated an investigation in January 2007 related to a contest at one of Entercom’s stations. In October 2016, the FCC designated for a hearing whether Entercom operated this station in the public interest and whether such station’s license should be renewed. In February 2017, in order to facilitate the Merger, Entercom permanently discontinued operation of and relinquished the FCC license for this station, and in March 2017 an FCC administrative law judge terminated the renewal hearing. Although the license renewal application for that station may technically remain pending, the relinquishment of the license effectively moots that application.

Technical Rules

Numerous FCC rules govern the technical operating parameters of radio stations, including permissible operating frequency, power and antenna height and interference protections between stations. Changes to these rules could negatively affect the operation of radio stations owned by CBS Radio and Entercom. For example, in October 2015, the FCC proposed rules that, if adopted, could reduce the degree of interference protection afforded to certain of CBS Radio’s AM radio stations that serve wide areas.

Enforcement Authority

The FCC has the power to impose penalties for violations of its rules under the Communications Act, including the imposition of monetary fines, the issuance of short-term licenses, the imposition of a condition on the renewal of a license, the denial of authority to acquire new stations, and the revocation of operating authority. The maximum fine for a broadcast radio station for a single violation of the FCC’s rules (other than indecency rules—see discussion above) is $48,114 for a single violation and $481,147 for a continuing violation.

Proposed Changes

Congress, the FCC and other federal agencies are considering or may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could: (1) affect, directly or indirectly, the operation, ownership and profitability of Entercom’s radio stations; (2) result in the loss of audience share and advertising revenues for Entercom’s radio stations; and (3)  affect Entercom’s ability to acquire additional radio stations or to finance those acquisitions.

Federal Antitrust Laws

The federal agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission and the Department of Justice, may investigate certain acquisitions. For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires the parties to file Notification and Report Forms with the Federal Trade Commission and the Department of Justice and to observe specified waiting-period requirements before consummating the acquisition. The transaction contemplated by the Merger Agreement will be subject to review by the Federal Trade Commission and the Department of Justice. On February 7, 2017 Entercom and CBS Radio were advised that the Department of Justice has initiated an informal investigation regarding transactions contemplated by the Merger Agreement. Entercom and CBS each filed the requisite notification and report forms with the Federal Trade Commission and the Antitrust Division on March 20, 2017. On April 19, 2017, CBS Radio and Entercom each received a request for additional information and documentary material, often referred to as a “second request,” from the United States Department of Justice under the HSR Act.

Laws Affecting Intellectual Property

Laws affecting intellectual property are of significant importance to CBS Radio and Entercom to protect brands and copyrights. Protection of brands requires the vigilance and action by the brand owner. CBS Radio and Entercom seek trademark registrations for significant brand assets and enforces its brand rights against infringing parties through legal actions, including actions in the United States Patent and Trademark Office.

Unauthorized Distribution of Copyright Content and Piracy

Unauthorized distribution or reproduction of content, especially in digital formats such as unlicensed live simultaneous or stored streaming of audio recordings and peer-to-peer file “sharing,” are threats to any copyright owners’ ability to protect and exploit their property. CBS Radio and Entercom monitor legal changes that might impact the exclusive rights it has in broadcasts, streams and recorded content. CBS Radio’s and Entercom’s digital delivery services and commercial arrangements with digital content providers help reduce the risks associated with unauthorized access to CBS Radio’s and Entercom’s content. CBS Radio and Entercom are also engaged in enforcement and other activities to protect its intellectual property. Policing CBS Radio’s and Entercom’s intellectual property rights, or litigation or proceedings before the United States Patent and Trademark Office, courts or other administrative bodies, is unpredictable, costly and may not always be cost effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR CBS RADIO

(Tabular dollars in millions)

You should read the following discussion and analysis of CBS Radio’s financial condition and results of operations in conjunction with “Selected Historical Consolidated Financial Data of CBS Radio,” “Information on CBS Radio” and the historical consolidated financial statements of CBS Radio and the notes thereto included elsewhere in this document. This discussion contains forward-looking statements that involve numerous risks and uncertainties. The forward-looking statements are subject to a number of important factors, including those factors discussed under “Risk Factors” and “Cautionary Statement on Forward-Looking Statements,” that could cause actual results to differ materially from the results described herein or implied by such forward-looking statements.

CBS Radio’s historical financial statements included in this document have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of corporate expenses from CBS. These allocations reflect significant assumptions, and the financial statements do not fully reflect what CBS Radio’s financial position, results of operations or cash flows would have been had it been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of CBS Radio’s future results of operations, financial position or cash flows. See “Risk Factors—Risks Related to the Transactions—The historical and pro forma financial information that is included in this document may not be representative of the results CBS Radio would have achieved as a stand-alone public company and may not be a reliable indicator of CBS Radio’s future results.”

Set forth below is a discussion of CBS Radio’s historical operations. The effects of the Transactions are reflected in the unaudited pro forma condensed combined financial statements of Entercom and CBS Radio included elsewhere in this document.

Overview

Business Overview and Strategy

CBS Radio is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. CBS Radio focuses on three areas of content: Sports, News and Music & Entertainment. CBS Radio’s radio portfolio includes many of the leading radio stations in the United States, including the most listened-to Sports (WFAN in New York), News (1010 WINS in New York) and Classic Hits (WCBS-FM in New York) radio stations. CBS Radio owns the #1- or #2-rated local Sports radio station and the #1-rated All-News radio station in each of the markets in which it programs these formats. CBS Radio’s radio stations reached an audience of more than 65 million people per week in 2016, making it the second largest radio group in the United States as measured both by audience and by revenue. CBS Radio also distributes its content through an integrated suite of digital properties, including market-focused local websites, Radio.com (a streaming service), Eventful (an event discovery platform) and Play.it (a podcast network), which collectively reached an average of 63.4 million internet and mobile unique users per month in 2016. In addition, CBS Radio produces events across its markets, including concerts, multi-day musical festivals, speaker series, trade shows and sports-related events. CBS Radio produced, co-produced or co-promoted approximately 600 such events in 2016.

CBS Radio focuses primarily on large metropolitan markets through clusters of radio stations and digital properties. CBS Radio has the #1- or #2-ranked station clusters in approximately 64% of its markets as measured by revenue, as reported by Miller Kaplan Arase, LLP. As of December 2016, CBS Radio employed approximately 1,000 sales personnel dedicated to local and national radio advertising, digital advertising and events, with a local presence in all of the markets in which it operates.

Since 2013, CBS Radio has experienced a declining trend in its traditional broadcast spot advertising revenues resulting from industry-wide challenges in local advertising, and a loss in market share primarily from increased competition in the programming formats it offers. The radio broadcasting industry is highly competitive and the radio advertising marketplace has been affected by competition from the proliferation of digital platforms. In an effort to mitigate these negative trends, over the last few years, CBS Radio has initiated several strategic changes to its business to regain market share in its traditional radio broadcast spot advertising business and reduce its cost structure. Such actions included appointing a new President as well as other members of its senior management team; realigning and enhancing its sales structure; combining certain station management functions to better align its programming with consumer and market demand; and initiating measures intended to improve its overall pricing discipline. In addition, on February 2, 2017, an agreement was reached to combine CBS Radio with Entercom in a merger, which will create a well-capitalized company with a strong balance sheet and significant free cash flow generation, and create scale-driven efficiencies and opportunities to compete more effectively with other media. CBS Radio believes that taken together, these actions will enable it to maintain and expand its operating margins and continue to generate significant levels of operating cash flow, therefore enhancing the overall value of its business. During the second quarter of 2017, CBS Radio implemented additional restructuring activities to streamline its operations and further reduce its cost structure.

CBS Radio has also taken additional steps to drive future revenue growth. These steps include implementing a recalibrated sales commission incentive structure, changing the format of certain of its stations in key markets, increasing local demand by hiring additional business development sellers, limiting the amount of CBS Radio’s inventory available to be sold by third-party resellers who have the ability to reduce CBS Radio’s advertising rates, and focusing on improving the terms of its strategic partnerships. In addition, CBS Radio continues to pursue opportunities for revenue growth beyond its broadcast advertising revenues, including from its digital platforms and non-traditional revenue sources such as events, programming sponsorships, and naming rights of radio station assets, including radio station studios and performance spaces. CBS Radio also continues to develop and invest in compelling local and national content, and enhance its existing radio clusters and digital assets. CBS Radio believes this strategy will increase its relevance among its audiences and advertisers, strengthen its local brands and provide it with additional opportunities to monetize its content. See “Information on CBS Radio—Operating Strategy.”

All references to historical financial market performance and market share included herein have been obtained from information published by the public accounting firm Miller Kaplan Arase, LLP.

Revenues

CBS Radio derives its revenues from the following revenue streams:

Broadcasting Revenue. CBS Radio generates broadcasting revenue from the sale of advertising time on its radio stations to a wide range of local and national advertisers in consumer-focused industries, including automotive, entertainment, retail and financial services. Local advertising is generated primarily in a station’s individual market and national advertising is generated across multiple markets. Political advertising reflects advertising spending by political candidates and special interest groups relating to local and national elections. Revenue is recognized in the period during which the advertising spot is broadcast and is reported net of agency commissions, which are calculated based on a stated percentage applied to gross billing revenue. CBS Radio also earns revenues from advertising spots sold across radio networks and from advertising time provided in exchange for goods and services in trade and barter transactions.

Digital, Events and Other Revenue. CBS Radio generates digital revenue primarily from the sale of display, audio and video advertising across its digital properties, which enables it to further monetize the content produced by its radio stations. Events revenue is generated primarily from advertising and sponsorships as well as ticket sales associated with various live events which CBS Radio produces, promotes, co-produces and co-promotes.

Other revenues are generated primarily from the syndication of programming, sponsorships of programming features and naming rights of radio station assets. Digital advertising revenues are recognized in the period during which the advertising is displayed. Other revenues, including events, are recognized when the related service is provided and syndication revenue is recognized when the program is made available.

Expenses

Operating Expenses. CBS Radio’s operating expenses include costs relating to the production and acquisition of its radio programming, including on-air talent, acquired sports programming rights, music license fees and employee compensation costs.

Selling, General and Administrative Expenses. CBS Radio’s selling, general and administrative (“SG&A”) expenses include advertising and promotion costs, commissions, employee compensation, bad debt expense and other costs associated with administrative departments which support its operations.

Non-GAAP Measures

Adjusted OIBDA and Adjusted net income from continuing operations are measures of performance not calculated in accordance with GAAP. “Adjusted OIBDA” is defined as operating income (loss) before depreciation, stock-based compensation expense, restructuring charges and impairment charges and “Adjusted net income from continuing operations” is defined as net income (loss) from continuing operations before restructuring charges and impairment charges. Management uses Adjusted OIBDA and Adjusted net income from continuing operations to evaluate CBS Radio’s operating performance. Adjusted OIBDA and Adjusted net income from continuing operations are relevant and useful for investors because they allow investors to view performance in a manner similar to the method used by CBS Radio’s management, help improve investors’ understanding of CBS Radio’s operating performance and make it easier for investors to compare CBS Radio’s results with other companies that have different financing and capital structures or tax rates. Adjusted OIBDA is among the primary measures used by management for planning and forecasting of future periods, and it is an important indicator of operational strength and business performance. In addition, Adjusted OIBDA is among the primary measures used by investors, analysts and peers in CBS Radio’s industry for purposes of valuation and the comparison of CBS Radio’s operating performance to other companies in CBS Radio’s industry and to compare year-over-year results. As Adjusted OIBDA and Adjusted net income from continuing operations are non-GAAP financial measures, reconciliations of Adjusted OIBDA and Adjusted net income from continuing operations to net income (loss) or net income (loss) from continuing operations, as applicable, the most directly comparable GAAP financial measures, are provided when Adjusted OIBDA and Adjusted net income from continuing operations are presented.

Results of Operations

Six Months Ended June 30, 2017 versus Six Months Ended June 30, 2016

Operational Highlights

			Increase/(Decrease)
Six Months Ended June 30,	2017	2016	$	%
GAAP:
Revenues	$555.6	$577.1	$(21.5)	(4)%
Operating income	$90.0	$137.4	$(47.4)	(34)%
Operating income margin (a)	16%	24%
Net income	$30.5	$82.5	$(52.0)	(63)%
Operating cash flow	$10.9	$99.5	$(88.6)	(89)%
Non-GAAP:
Adjusted OIBDA (b)	$116.6	$157.7	$(41.1)	(26)%
Adjusted OIBDA margin (a)	21%	27%
Adjusted net income (b)	$35.1	$82.5	$(47.4)	(57)%

(a)	Margin is defined as operating income or Adjusted OIBDA divided by revenues.
(b)	See “—Reconciliation of Non-GAAP Measures” for reconciliations of adjusted results to the most directly comparable financial measures in accordance with GAAP.

For the six months ended June 30, 2017, the 4% decrease in revenues was primarily driven by declines in local and national broadcasting revenues, primarily as a result of loss in market share and, to a lesser extent, lower demand in the radio marketplace. These declines were partially offset by growth from non-traditional revenue sources such as events, programming sponsorships and naming rights of station assets, as well as revenues from a new traffic network arrangement. Long-term projections of CBS Radio’s results for 2017 through 2021, as presented in “The Transactions – Certain Financial Projections Prepared by Entercom – CBS Radio Projections,” forecasted an increase in CBS Radio’s full year revenue for 2017 compared to 2016, driven by expected growth from digital, events and other revenue, which is consistent with the growth CBS Radio experienced in the first six months of 2017. The projections for 2017, however, did not anticipate the loss in market share or decline in market demand that CBS Radio experienced in the first six months of 2017. CBS Radio has taken additional steps to drive future revenue growth. These steps include implementing a recalibrated sales commission incentive structure, changing the format of certain of its stations in key markets, increasing local demand by hiring additional business development sellers, limiting the amount of CBS Radio’s inventory available to be sold by third-party resellers who have the ability to reduce CBS Radio’s advertising rates, and focusing on improving the terms of its strategic partnerships.

Operating income for the six months ended June 30, 2017 decreased 34% and Adjusted OIBDA decreased 26% as a result of lower broadcasting revenue as well as higher costs, including costs associated with the aforementioned growth initiatives.

CBS Radio generated operating cash flow of $10.9 million for the six months ended June 30, 2017 compared to $99.5 million for the six months ended June 30, 2016. This decrease was primarily driven by lower operating income, interest paid on long-term debt and higher payments for income taxes, reflecting the timing of payments.

Reconciliation of Non-GAAP Measures

The following tables present reconciliations of Adjusted OIBDA and Adjusted net income to net income, the most directly comparable financial measure in accordance with GAAP.

			Increase/(Decrease)
Six Months Ended June 30,	2017	2016	$	%
Net income	$30.5	$82.5	$(52.0)	(63)%
Exclude:
Provision for income taxes	20.4	54.9
Interest expense	39.1	—
Restructuring charges	7.5	—
Depreciation	12.5	13.2
Stock-based compensation	6.6	7.1

Adjusted OIBDA	$116.6	$157.7	$(41.1)	(26)%

			Increase/(Decrease)
Six Months Ended June 30,	2017	2016	$	%
Net income	$30.5	$82.5	$(52.0)	(63)%
Exclude:
Restructuring charges (net of tax benefit of $2.9 million)	4.6	—

Adjusted net income	$35.1	$82.5	$(47.4)	(57)%

Revenues

Revenues by Type Six Months Ended June 30,	2017	% of Total Revenues	2016	% of Total Revenues	Increase/(Decrease)
					$	%
Broadcasting revenue	$442.0	80%	$471.3	82%	$(29.3)	(6)%
Digital, events and other revenue	113.6	20	105.8	18	7.8	7

Total revenues	$555.6	100%	$577.1	100%	$(21.5)	(4)%

Broadcasting Revenue

			Increase/(Decrease)
Six Months Ended June 30,	2017	2016	$	%
Local	$306.2	$329.0	$(22.8)	(7)%
National	90.9	103.3	(12.4)	(12)
Political	2.9	5.8	(2.9)	(50)
Network and other	42.0	33.2	8.8	27

Total broadcasting revenue	$442.0	$471.3	$(29.3)	(6)%

Local Advertising

For the six months ended June 30, 2017, the 7% decrease in local advertising revenue reflects decreased spending by advertisers primarily in the automotive, financial services and professional services industries. This decline reflects a loss in market share, primarily from increased competition in the programming formats offered by CBS Radio, as well as lower demand in the radio marketplace. CBS Radio’s revenue decrease on a market basis was primarily driven by the Los Angeles, New York and Chicago markets. To counteract the recent trend of declining local broadcast spot advertising, CBS Radio has taken steps to drive future revenue growth, including implementing a recalibrated sales commission incentive structure, changing the format of certain of its stations in key markets, and increasing local demand by hiring additional business development sellers. In addition, CBS Radio is pursuing opportunities for revenue growth beyond its broadcast advertising revenues, including digital offerings, events, programming sponsorships, and naming rights of station assets, including radio station studios and performance spaces.

National Advertising

For the six months ended June 30, 2017, the 12% decrease in national advertising revenue reflects decreased spending by advertisers primarily in the restaurant, telecommunications, financial services and automotive industries, which was partially offset by increased spending from advertisers in the technology and retail industries. CBS Radio’s revenue decrease on a market basis was primarily driven by the Los Angeles, Chicago, New York and San Francisco markets.

Political Advertising

For the six months ended June 30, 2017, the decrease in political advertising reflects the benefit in the first six months of 2016 from political spending for the 2016 Presidential election primaries.

Network and Other

For the six months ended June 30, 2017, the 27% increase in network and other broadcasting revenue primarily reflects the impact of a new traffic network arrangement which began in the second quarter of 2017.

Digital, Events and Other Revenue

For the six months ended June 30, 2017, the 7% increase in digital, events and other revenue was primarily driven by additional live events, higher sponsorships of programming features and growth from naming rights of station assets, including radio station studios and performance spaces.

Costs and Expenses

	2017	% of Total Revenues	2016	% of Total Revenues	Increase/(Decrease)
Six Months Ended June 30,					$	%
Operating	$193.9	35%	$189.0	33%	$4.9	3%
Selling, general and administrative	251.7	45%	237.5	41	14.2	6%
Depreciation	12.5	2%	13.2	2	(.7)	(5)%
Restructuring charges	7.5	n/m	—	—	7.5	n/m

Total costs and expenses	$465.6	n/m	$439.7	76%	$25.9	6%

n/m—not meaningful

Operating Expenses

For the six months ended June 30, 2017, the 3% increase in operating expenses was mainly driven by higher music license fees and increased costs for sports rights agreements.

Selling, General and Administrative Expenses

For the six months ended June 30, 2017, the 6% increase in SG&A expenses was driven by increased sales promotion costs resulting from additional live events and digital sales of third-party content, as well as higher commissions associated with a sales incentive program initiated in the first quarter of 2017. The increase also reflects higher employee compensation costs, including the addition of positions in preparation for CBS Radio’s previous plans to operate as a stand-alone public company. CBS Radio expects that certain of these additional compensation costs will not continue as a result of its planned merger with Entercom.

Depreciation

For the six months ended June 30, 2017, the 5% decrease in depreciation expense was the result of lower capital expenditure levels in recent years.

Restructuring Charges

During the six months ended June 30, 2017, CBS Radio implemented restructuring activities in an effort to streamline its operations, create efficiencies and reduce its cost structure. As a result, CBS Radio recorded restructuring charges of $7.5 million, reflecting $5.8 million of severance costs and $1.7 million of costs associated with exiting contractual obligations. The restructuring activities are expected to reduce CBS Radio’s annual cost structure by approximately $15 million.

Interest Expense

Interest expense was $39.1 million for the six months ended June 30, 2017. At June 30, 2017, CBS Radio had long-term debt outstanding of $1.37 billion at a weighted average interest rate of 5.5%. (see “Capital Structure”). CBS Radio had no long-term debt outstanding at June 30, 2016.

Provision for Income Taxes

Six Months Ended June 30,	2017	2016	Increase/(Decrease)
			$	%
Tax provision	$20.4	$54.9	$(34.5)	(63)%
Income before income taxes	$50.9	$137.4	$(86.5)	(63)%
Effective tax rate	40.1%	40.0%

The provision for income taxes represents federal, and state and local taxes on income before income taxes. CBS Radio’s income tax accounts are calculated on a separate tax return basis, even though its operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining CBS Radio’s tax provision, taxes paid and related tax accounts in the consolidated financial statements may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that CBS Radio would have followed as a separate stand-alone company.

Cash Flows

CBS Radio historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash CBS Radio generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow CBS Radio generated and CBS also provided CBS Radio with sufficient daily liquidity to fund its ongoing cash needs. As a result, CBS Radio has historically required minimal cash on hand. On October 17, 2016, at the time of CBS Radio’s debt borrowings, CBS Radio’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. Changes in cash were as follows:

Six Months Ended June 30,	2017	2016	Increase/ (Decrease)
Net cash flow provided by operating activities	$10.9	$99.5	$(88.6)
Net cash flow used for investing activities	(11.6)	(2.0)	(9.6)
Net cash flow used for financing activities	(15.0)	(94.8)	79.8

Net (decrease) increase in cash	$(15.7)	$2.7	$(18.4)

Operating Activities. For the six months ended June 30, 2017, the decrease in cash provided by operating activities was primarily driven by lower operating income, interest paid on long-term debt and higher payments for income taxes, reflecting the timing of payments.

Cash paid for income taxes increased $7.3 million to $55.5 million for the six months ended June 30, 2017 from $48.2 million for the six months ended June 30, 2016. This increase reflects the timing of payments, as the fourth quarter of 2016 tax payment was made during the first quarter of 2017.

Investing Activities

Six Months Ended June 30,	2017	2016
Capital expenditures	$(11.6)	$(10.0)
Proceeds from dispositions (a)	—	8.0

Net cash flow used for investing activities	$(11.6)	$(2.0)

(a)	The six months ended June 30, 2016 reflects the sale of KFWB (AM) in Los Angeles.

Financing Activities

Six Months Ended June 30,	2017	2016
Proceeds from debt borrowings	$24.5	$—
Repayment of debt borrowings	(5.3)	—
Other financing activities	(1.9)	—
Net cash distribution to CBS	(32.3)	(94.8)

Net cash flow used for financing activities	$(15.0)	$(94.8)

Results of Operations—2016 versus 2015

Operational Highlights 2016 versus 2015

			Increase/(Decrease)
Year Ended December 31,	2016	2015	$	%
Revenues	$1,221.6	$1,230.6	$(9.0)	(1)%
Operating loss	$(561.0)	$(240.3)	$(320.7)	n/m
Net loss from continuing operations	$(552.4)	$(136.5)	$(415.9)	n/m
Operating cash flow from continuing operations	$282.5	$212.8	$69.7	33%
Non-GAAP Measures:
Adjusted OIBDA (a)	$338.7	$321.8	$16.9	5%
Adjusted OIBDA margin (b)	28%	26%
Adjusted net income from continuing operations (a)	$175.8	$178.1	$(2.3)	(1)%

n/m—not meaningful

(a)	See “—Reconciliation of Non-GAAP Measures” for reconciliations of adjusted results to the most directly comparable financial measures in accordance with GAAP.
(b)	Adjusted OIBDA margin is defined as Adjusted OIBDA divided by revenues.

For the year ended December 31, 2016, the 1% decrease in revenues was primarily driven by a decline in local broadcasting revenue, which was partially offset by higher political advertising sales and growth from non-traditional revenue sources such as events, programming sponsorships, and naming rights of radio station assets.

CBS Radio reported an operating loss of $561.0 million for the year ended December 31, 2016 versus an operating loss of $240.3 million for the year ended December 31, 2015. Included in the operating losses were impairment charges of $852.8 million and $482.9 million for the years ended December 31, 2016 and 2015, respectively, and restructuring charges of $8.6 million and $36.5 million for the years ended December 31, 2016 and 2015, respectively. Adjusted OIBDA, which excludes these impairment and restructuring charges, increased 5%, with the Adjusted OIBDA margin expanding 2 percentage points to 28%, demonstrating improvement in profitability resulting from the strategic changes and restructuring activities implemented during 2015.

CBS Radio converts a significant amount of its revenues and earnings to operating cash flow. CBS Radio generated operating cash flow from continuing operations of $282.5 million for the year ended December 31, 2016 compared to $212.8 million for the year ended December 31, 2015. This increase was primarily due to the higher Adjusted OIBDA, improved collection efforts, the collection of $13.3 million in 2016 relating to a past due receivable account, and the timing of payments.

Reconciliation of Non-GAAP Measures

The following tables present a reconciliation of Adjusted OIBDA and Adjusted net income from continuing operations to net loss from continuing operations, the most directly comparable financial measure in accordance with GAAP.

			Increase/(Decrease)
Year Ended December 31,	2016	2015	$	%
Net loss from continuing operations	$(552.4)	$(136.5)	$(415.9)	n/m
Exclude:
Benefit for income taxes	(25.4)	(103.8)
Interest expense	16.8	—
Impairment charges	852.8	482.9
Restructuring charges	8.6	36.5
Depreciation	26.1	28.5
Stock-based compensation (a)	12.2	14.2

Adjusted OIBDA	$338.7	$321.8	$16.9	5%

n/m—not meaningful

(a)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

			Increase/(Decrease)
Year Ended December 31,	2016	2015	$	%
Net loss from continuing operations	$(552.4)	$(136.5)	$(415.9)	n/m
Exclude:
Impairment charges (net of tax benefit of $129.8 million in 2016 and $190.4 million in 2015)	723.0	292.5
Restructuring charges (net of tax benefit of $3.4 million in 2016 and $14.4 million in 2015)	5.2	22.1

Adjusted net income from continuing operations	$175.8	$178.1	$(2.3)	(1)%

n/m—not meaningful

Revenues

Revenues by Type Year Ended December 31,	2016	% of Total Revenues	2015	% of Total Revenues	Increase/(Decrease)
					$	%
Broadcasting revenue	$982.3	80%	$1,001.1	81%	$(18.8)	(2)%
Digital, events and other revenue	239.3	20	229.5	19	9.8	4

Total revenues	$1,221.6	100%	$1,230.6	100%	$(9.0)	(1)%

Broadcasting Revenue

			Increase/(Decrease)
Year Ended December 31,	2016	2015	$	%
Local	$670.7	$707.4	$(36.7)	(5)%
National	221.0	217.9	3.1	1
Political	19.4	4.1	15.3	n/m
Network and other	71.2	71.7	(.5)	(1)

Total broadcasting revenue	$982.3	$1,001.1	$(18.8)	(2)%

n/m—not meaningful

Local Advertising

For the year ended December 31, 2016, the 5% decrease in local advertising revenue reflects decreased spending by advertisers primarily in the entertainment, financial services and healthcare industries, which was partially offset by increased spending from advertisers in the professional services industry. This decline reflects a loss in market share, primarily from increased competition in the programming formats offered by CBS Radio, as well as lower demand in the radio marketplace. CBS Radio’s revenue decrease on a market basis was primarily driven by the New York and Detroit markets, partially offset by growth in the Dallas market.

National Advertising

For the year ended December 31, 2016, the 1% increase in national advertising revenue reflects increased spending by advertisers primarily in the restaurant, retail and professional services industries, which was partially offset by decreased spending from advertisers in the entertainment and automotive industries. This increase reflects a gain in market share, as CBS Radio outperformed the industry during 2016 in most of the markets where it operates. CBS Radio’s revenue increase on a market basis was primarily driven by the New York, Dallas and San Francisco markets.

Political Advertising

For the year ended December 31, 2016, the increase in political advertising was driven by higher political spending for the 2016 Presidential election as well as U.S. federal and state elections.

Digital, Events and Other Revenue

For the year ended December 31, 2016, the 4% increase in digital, events and other revenue was primarily driven by growth from naming rights of station assets, including radio station studios and performance spaces, sponsorships of programming features and additional live events, partially offset by lower syndication of CBS Radio’s programming.

Costs and Expenses

	2016	% of Revenues	2015	% of Revenues	Increase/(Decrease)
Year Ended December 31,					$	%
Operating	$397.7	33%	$421.6	34%	$(23.9)	(6)%
Selling, general and administrative	497.4	41%	501.4	41%	(4.0)	(1)%
Depreciation	26.1	2%	28.5	2%	(2.4)	(8)%
Restructuring charges	8.6	n/m	36.5	n/m	(27.9)	n/m
Impairment charges	852.8	n/m	482.9	n/m	369.9	n/m

Total costs and expenses	$1,782.6	n/m	$1,470.9	n/m	$311.7	21%

n/m—not meaningful

Operating Expenses

For the year ended December 31, 2016, the 6% decrease in operating expenses was principally driven by lower employee compensation and talent costs resulting from restructuring activities in connection with the strategic changes implemented during 2015. The decrease also reflects lower programming costs and lower music license fees resulting from the decline in revenues.

Selling, General and Administrative Expenses

For the year ended December 31, 2016, the 1% decrease in SG&A expenses was principally driven by lower employee compensation costs resulting from the restructuring activities in connection with the strategic changes implemented during 2015. The decrease also reflects the impact of a favorable contract renegotiation. These decreases were partially offset by higher sales promotion costs mainly as a result of additional live events in 2016.

Depreciation

For the year ended December 31, 2016, the 8% decrease in depreciation expense was the result of lower capital expenditure levels in recent years.

Restructuring Charges

During the year ended December 31, 2016, CBS Radio implemented restructuring activities in an effort to streamline its operations, create efficiencies and reduce its cost structure. As a result, CBS Radio recorded restructuring charges of $8.6 million, reflecting $5.2 million of severance costs and $3.4 million of costs associated with exiting contractual obligations. The restructuring activities are expected to reduce CBS Radio’s annual cost structure by approximately $9 million.

During the year ended December 31, 2015, CBS Radio implemented restructuring activities, which included appointing a new President as well as other members of senior management, realigning the structure of its sales team, and combining certain station management functions. As a result, CBS Radio recorded restructuring charges of $36.5 million in 2015, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations.

Impairment Charges

During 2016, CBS Radio recorded pretax noncash impairment charges of $852.8 million to reduce the carrying value of goodwill by $530.1 million and FCC licenses in 23 radio markets by $322.7 million to their fair value (see “Critical Accounting Policies”).

During 2015, CBS Radio recorded a pretax noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses in 18 radio markets to their fair value.

Benefit for Income Taxes

			Increase/(Decrease)
Year Ended December 31,	2016	2015	$	%
Benefit for income taxes	$25.4	$103.8	$(78.4)	n/m
Loss from continuing operations before income taxes	$(577.8)	$(240.3)	$(337.5)	n/m
Effective tax rate	n/m	43%

n/m—not meaningful

The benefit for income taxes represents federal, and state and local taxes on loss from continuing operations before income taxes. CBS Radio’s income tax accounts are calculated on a separate tax return basis, even though its operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining CBS Radio’s tax provision, taxes paid and related tax accounts in the consolidated financial statements may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that CBS Radio would have followed as a separate stand-alone company. The income tax benefit for the year ended December 31, 2016 included a tax benefit of $129.8 million associated with a noncash impairment charge of $852.8 million to reduce the carrying value of goodwill and FCC licenses to their fair value. The income tax benefit for the year ended December 31, 2015 included a tax benefit of $190.4 million associated with a noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses to their fair value.

Interest Expense

In October 2016, CBS Radio incurred $1.46 billion of indebtedness through a $1.06 billion term loan and the issuance of $400 million of senior secured notes. In addition, during the fourth quarter of 2016, CBS Radio borrowed amounts under its revolving credit facility. These borrowings resulted in interest expense of $16.8 million for the year ended December 31, 2016. The weighted average interest rate on CBS Radio’s long-term debt was 5.3% as of December 31, 2016.

Cash Flows

CBS Radio historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash CBS Radio generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow CBS Radio generated and CBS also provided CBS Radio with sufficient daily liquidity to fund its ongoing cash needs. As a result, CBS Radio has historically required minimal cash on hand. On October 17, 2016, at the time of CBS Radio’s debt borrowings, CBS Radio’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. The changes in cash for the years ended December 31, 2016 and 2015 were as follows:

Year Ended December 31,	2016	2015	Increase/ (Decrease)
Net cash flow provided by operating activities from:
Continuing operations	$282.5	$212.8	$69.7
Discontinued operations	—	7.6	(7.6)

Net cash flow provided by operating activities	282.5	220.4	62.1

Net cash flow used for investing activities from:
Continuing operations	(5.2)	(21.4)	16.2
Discontinued operations	—	(.2)	.2

Net cash flow used for investing activities	(5.2)	(21.6)	16.4

Net cash flow used for financing activities	(258.8)	(199.0)	(59.8)

Net increase (decrease) in cash	$18.5	$(.2)	$18.7

Operating Activities. For the year ended December 31, 2016, the increase in cash provided by operating activities from continuing operations was driven primarily by higher Adjusted OIBDA, improved collection efforts, the collection of $13.3 million in 2016 relating to a past due receivable account, and the timing of payments.

Investing Activities

Year Ended December 31,	2016	2015
Capital expenditures	$(17.0)	$(21.5)
Acquisitions	—	(2.5)
Proceeds from dispositions (a)	8.0	2.6
Proceeds from sale of investment (b)	3.8	—

Net cash flow used for investing activities from continuing operations	(5.2)	(21.4)
Net cash flow used for investing activities from discontinued operations	—	(.2)

Net cash flow used for investing activities	$(5.2)	$(21.6)

(a)	The year ended December 31, 2016 reflects the sale of KFWB (AM)® in Los Angeles.
(b)	Reflects the sale of CBS Radio’s investment in Spanish Broadcasting System, Inc.

Financing Activities

Year Ended December 31,	2016	2015
Proceeds from debt borrowings	$1,451.9	$—
Distribution of net debt proceeds to CBS	(1,425.9)	—
Repayment of debt borrowings	(110.0)	—
Net cash distribution to CBS	(174.8)	(199.0)

Net cash flow used for financing activities	$(258.8)	$(199.0)

In October 2016, CBS Radio incurred indebtedness of $1.46 billion, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions, and other expenses payable by CBS Radio incurred in connection therewith. CBS Radio distributed to CBS approximately $1.426 billion, which is an amount equal to the net proceeds of the debt borrowings, prior to deducting expenses payable by CBS Radio, less $10 million which remained with CBS Radio to use for general corporate purposes and ongoing cash needs. In December 2016, CBS Radio also borrowed $20 million under the Radio Revolving Credit Facility (as defined below). During the fourth quarter of 2016, CBS Radio prepaid $100 million of the Radio Term Loan (as defined below) and repaid $10 million of the borrowings under the Radio Revolving Credit Facility.

Results of Operations—2015 versus 2014

Operational Highlights 2015 versus 2014

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Revenues	$1,230.6	$1,303.0	$(72.4)	(6)%
Operating income (loss)	$(240.3)	$299.3	$(539.6)	n/m
Operating income margin (a)	n/m	23%
Net income (loss) from continuing operations	$(136.5)	$176.5	$(313.0)	n/m
Operating cash flow from continuing operations	$212.8	$276.9	$(64.1)	(23)%
Non-GAAP Measures:
Adjusted OIBDA (b)	$321.8	$402.3	$(80.5)	(20)%
Adjusted OIBDA margin (a)	26%	31%
Adjusted net income from continuing operations (b)	$178.1	$210.0	$(31.9)	(15)%

n/m-not meaningful

(a)	Margin is defined as operating income or Adjusted OIBDA divided by revenues.
(b)	See “—Reconciliation of Non-GAAP Measures” for reconciliations of adjusted results to the most directly comparable financial measures in accordance with GAAP.

2015 represented a transitional year for CBS Radio. During this period CBS Radio’s sales performance was below the overall radio market. CBS Radio initiated several strategic changes to its business in an effort to streamline operations, create efficiencies, reduce its cost structure, and improve its overall pricing discipline. Such actions included appointing a new President, as well as other members of senior management, realigning the structure of its sales team and combining certain station management functions. These actions were implemented with the ultimate goal of improving long-term profitability and enhancing the overall value of its business. In an effort to regain market share in its traditional radio broadcast advertising business, CBS Radio is focusing on enhancing its sales team and better aligning its programming with consumer and market demand. The 6% decrease in revenues for the year ended December 31, 2015 also reflects lower political advertising, as 2014 benefited from midterm elections, and the impact of owning fewer radio stations in 2015, as a result of a radio station swap in December 2014.

CBS Radio reported an operating loss of $240.3 million for the year ended December 31, 2015 versus operating income of $299.3 million for the year ended December 31, 2014. Included in operating income (loss) were impairment charges of $482.9 million for the year ended December 31, 2015 and $48.6 million for the year ended December 31, 2014 and restructuring charges of $36.5 million for the year ended December 31, 2015 and $7.0 million for the year ended December 31, 2014. Adjusted OIBDA, which excludes these impairment and restructuring charges, declined 20%, primarily as a result of the decline in revenues.

CBS Radio converts a significant amount of its revenues and earnings to operating cash flow. CBS Radio generated operating cash flow from continuing operations of $212.8 million for the year ended December 31,

2015 and $276.9 million for the year ended December 31, 2014. This decrease was primarily due to the decline in revenues.

Reconciliation of Non-GAAP Measures

The following tables present a reconciliation of Adjusted OIBDA and Adjusted net income from continuing operations to net income (loss) from continuing operations, the most directly comparable financial measure in accordance with GAAP.

	2015	2014	Increase/(Decrease)
Year Ended December 31,			$	%
Net income (loss) from continuing operations	$(136.5)	$176.5	$(313.0)	n/m
Exclude:
(Benefit) provision for income taxes	(103.8)	122.8
Impairment charges	482.9	48.6
Restructuring charges	36.5	7.0
Depreciation	28.5	30.8
Stock-based compensation (a)	14.2	16.6

Adjusted OIBDA	$321.8	$402.3	$(80.5)	(20)%

n/m-not meaningful

(a)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Net income (loss) from continuing operations	$(136.5)	$176.5	$(313.0)	n/m
Exclude:
Impairment charges (net of tax benefit of $190.4 million in 2015 and $19.3 million in 2014)	292.5	29.3
Restructuring charges (net of tax benefit of $14.4 million in 2015 and $2.8 million in 2014)	22.1	4.2

Adjusted net income from continuing operations	$178.1	$210.0	$(31.9)	(15)%

n/m-not meaningful

Revenues

Revenues by Type Year Ended December 31,	2015	% of Total Revenues	2014	% of Total Revenues	Increase/(Decrease)
					$	%
Broadcasting revenue	$1,001.1	81%	$1,077.8	83%	$(76.7)	(7)%
Digital, events and other revenue	229.5	19	225.2	17	4.3	2

Total revenues	$1,230.6	100%	$1,303.0	100%	$(72.4)	(6)%

Broadcasting Revenue

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Local	$683.5	$712.7	$(29.2)	(4)%
National	208.2	224.8	(16.6)	(7)
Political	4.1	16.3	(12.2)	(75)
Network and other	69.8	74.6	(4.8)	(6)
Advertising from noncomparable radio stations	35.5	49.4	(13.9)	(28)

Total broadcasting revenue	$1,001.1	$1,077.8	$(76.7)	(7)%

Local Advertising

For the year ended December 31, 2015, the 4% decrease in local advertising revenue reflects lower spending from advertisers primarily in the entertainment, automotive and retail industries, while spending increased from the healthcare industry. This decline reflects a loss in market share, primarily from increased competition in the programming formats offered by CBS Radio, as well as lower demand in the radio marketplace. On a market basis, the revenue decrease was primarily driven by the New York, Los Angeles and Chicago markets, partially offset by revenue growth associated with new sports rights agreements for the Baltimore Orioles and Atlanta Falcons as well as improved ratings in the Boston market.

National Advertising

For the year ended December 31, 2015, national advertising revenue declined 7%. In connection with initiatives implemented by its new management, beginning in the second quarter of 2015 CBS Radio stopped entering into those national advertising sales contracts that resulted in significant discounts and which in management’s view did not preserve the long-term value of CBS Radio’s advertising spot pricing. This change resulted in 4 percentage points of the decline in national advertising revenues in 2015. Going forward, these contracts are not expected to have a material impact on CBS Radio’s national advertising revenue comparisons. CBS Radio believes that this and other measures intended to improve overall pricing discipline will benefit its operating margin over the longer term.

Political Advertising

The decline in political advertising revenue was driven by the benefit in 2014 from midterm elections.

Network and Other Advertising

For the year ended December 31, 2015, the 6% decrease in network and other advertising revenue was principally driven by lower sales from the CBS Sports Radio Network and a decrease in noncash barter advertising.

Advertising from Noncomparable Radio Stations

In December 2014, CBS Radio completed a radio station swap with Beasley Broadcast Group, Inc. through which CBS Radio exchanged 13 of its radio stations in Tampa and Charlotte and one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. The swap resulted in lower revenues for the year ended December 31, 2015. Advertising from noncomparable radio stations of $35.5 million and $49.4 million for the years ended December 31, 2015 and 2014, respectively, reflect broadcasting revenues from the stations exchanged in the swap.

Digital, Events and Other Revenue

For the year ended December 31, 2015, the 2% increase in digital, events and other revenue was primarily driven by growth from live events and the syndication of CBS Radio’s sports programming. These increases were partially offset by the impact from owning fewer radio stations in 2015 as a result of the aforementioned radio station swap.

Costs and Expenses

	2015	% of Revenues	2014	% of Revenues	Increase/(Decrease)
Year Ended December 31,					$	%
Operating	$421.6	34%	$408.1	31%	$13.5	3%
Selling, general and administrative	501.4	41%	509.2	39%	(7.8)	(2)%
Depreciation	28.5	2%	30.8	2%	(2.3)	(7)%
Restructuring charges	36.5	n/m	7.0	n/m	29.5	n/m
Impairment charges	482.9	n/m	48.6	n/m	434.3	n/m

Total costs and expenses	$1,470.9	n/m	$1,003.7	n/m	$467.2	47%

n/m—not meaningful

Operating Expenses

For the year ended December 31, 2015, the 3% increase in operating expenses was principally driven by costs for new sports rights agreements, including the Chicago Cubs, Baltimore Orioles and Atlanta Falcons.

Selling, General and Administrative Expenses

For the year ended December 31, 2015, the 2% decrease in SG&A expenses was principally driven by lower employee compensation costs resulting from restructuring activities in connection with the strategic changes implemented during 2015 as well as the impact of owning fewer radio stations in 2015.

Depreciation

For the year ended December 31, 2015, the 7% decrease in depreciation expense was the result of lower capital expenditure levels.

Restructuring Charges

During the year ended December 31, 2015, CBS Radio implemented restructuring activities in an effort to streamline operations, create efficiencies and reduce its cost structure. Such actions included appointing a new President as well as other members of senior management, realigning the structure of its sales team, and combining certain station management functions. As a result, CBS Radio recorded restructuring charges of $36.5 million, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations. These restructuring activities are expected to reduce CBS Radio’s annual cost structure by approximately $50 million.

During the year ended December 31, 2014, CBS Radio recorded restructuring charges of $7.0 million, reflecting $5.9 million of severance costs and $1.1 million of costs associated with exiting contractual obligations.

Impairment Charges

During 2015, CBS Radio recorded a pretax noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses in 18 radio markets to their fair value.

In December 2014, CBS Radio completed a radio station swap with Beasley Broadcast Group, Inc. through which CBS Radio exchanged 13 of its radio stations in Tampa and Charlotte and one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. In connection with the radio station swap, CBS Radio recorded a pretax noncash impairment charge of $48.6 million to reduce the carrying value of the allocated goodwill.

Benefit (Provision) for Income Taxes

			Increase/(Decrease)
Year Ended December 31,	2015	2014	$	%
Benefit (provision) for income taxes	$103.8	$(122.8)	$226.6	n/m
Income (loss) from continuing operations before income taxes	$(240.3)	$299.3	$(539.6)	n/m
Effective tax rate	43%	41%

n/m—not meaningful

The benefit (provision) for income taxes represents federal, and state and local taxes on income (loss) from continuing operations before income taxes. CBS Radio’s income tax accounts are calculated on a separate tax return basis, even though its operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining CBS Radio’s tax provision, taxes paid and related tax accounts in the consolidated financial statements may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that CBS Radio would have followed as a separate stand-alone company. CBS Radio’s income tax benefit for the year ended December 31, 2015 included a tax benefit of $190.4 million associated with a noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses to their fair value.

Cash Flows

CBS Radio historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash CBS Radio generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow CBS Radio generated and CBS also provided CBS Radio with sufficient daily liquidity to fund its ongoing cash needs. As a result, CBS Radio has historically required minimal cash on hand. On October 17, 2016, at the time of CBS Radio’s debt borrowings, CBS Radio’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. The changes in cash for 2015 and 2014 were as follows:

Year Ended December 31,	2015	2014	Increase/ (Decrease)
Net cash flow provided by operating activities from:
Continuing operations	$212.8	$276.9	$(64.1)
Discontinued operations	7.6	4.2	3.4

Net cash flow provided by operating activities	220.4	281.1	(60.7)

Net cash flow used for investing activities from:
Continuing operations	(21.4)	(49.0)	27.6
Discontinued operations	(.2)	(.3)	.1

Net cash flow used for investing activities	(21.6)	(49.3)	27.7

Net cash flow used for financing activities	(199.0)	(230.0)	31.0

Net (decrease) increase in cash	$(.2)	$1.8	$(2.0)

Operating Activities. For the year ended December 31, 2015, the decrease in cash provided by operating activities from continuing operations was principally driven by the decrease in revenues and higher payments for restructuring activities. These decreases were partially offset by lower assumed payments for income taxes, which decreased $35.1 million to $74.0 million for the year ended December 31, 2015 from $109.1 million for the year ended December 31, 2014, as a result of the decline in pre-tax income.

Investing Activities

Year Ended December 31,	2015	2014
Capital expenditures	$(21.5)	$(26.7)
Acquisitions (a)	(2.5)	(25.4)
Proceeds from dispositions	2.6	3.1

Net cash flow used for investing activities from continuing operations	(21.4)	(49.0)
Net cash flow used for investing activities from discontinued operations	(.2)	(.3)

Net cash flow used for investing activities	$(21.6)	$(49.3)

(a)	2014 reflects the acquisition of Eventful, Inc., a leading digital media company in the events discovery, communication and personalization business.

Financing Activities. For the years ended December 31, 2015 and December 31, 2014, cash used for financing activities reflects net cash distributions to CBS.

Capital Structure

The following table sets forth CBS Radio’s long-term debt.

	At June 30, 2017	At December 31, 2016
Term Loan due October 2023, net of discount	$949.9	$954.9
7.250% Senior Notes due November 2024	400.0	400.0
Revolving Credit Facility	34.5	10.0
Deferred financing costs	(18.2)	(19.6)

Total long-term debt, including current portion	$1,366.2	$1,345.3

On October 17, 2016, CBS Radio entered into a five-year $250 million senior secured revolving credit facility due October 2021 (the “Radio Revolving Credit Facility”) and a $1.06 billion senior secured term loan credit facility due October 2023 (the “Radio Term Loan”) pursuant to the Radio Credit Agreement. On October 17, 2016, CBS Radio borrowed the full amount of the Radio Term Loan. The Radio Revolving Credit Facility is used for general corporate purposes, including the issuance of letters of credit, and ongoing cash needs. Also on October 17, 2016, CBS Radio issued $400 million aggregate principal amount of 7.250% senior notes due November 2024 (the “Senior Notes”) pursuant to the Radio Notes Indenture. The Senior Notes were offered within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, with no registration rights, and outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act.

As a result of the borrowings in October 2016 under the Radio Term Loan and the issuance of the Senior Notes described above (collectively, the “CBS Radio Borrowing”), CBS Radio incurred indebtedness of $1.460 billion, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions, and other expenses payable by CBS Radio incurred in connection therewith. CBS Radio distributed to its parent, an indirect wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the CBS Radio Borrowing, prior to deducting expenses payable by CBS Radio, less $10 million which remained with CBS Radio to use for general corporate purposes and ongoing cash needs. During the fourth quarter of 2016, CBS Radio prepaid $100 million of the Radio Term Loan. At June 30, 2017, CBS Radio had $954.7 million outstanding on the Term Loan, $34.5 million of outstanding borrowing under the Radio Revolving Credit Facility, and the remaining availability under the Radio Revolving Credit Facility, net of outstanding letters of credit, was approximately $214 million.

The Radio Term Loan requires CBS Radio to make quarterly principal payments at an annual rate of 1% of the initial principal amount of $1.06 billion. Subject to certain exceptions (including in certain cases, reinvestment rights), the Radio Term Loan also requires CBS Radio to prepay certain amounts outstanding thereunder with the net cash proceeds of certain asset sales, certain casualty events and certain issuances of debt. Each fiscal year beginning in 2018 CBS Radio will be required to make a prepayment of the Radio Term Loan equal to 50% of its excess cash flow (as described below), subject to certain step-downs based on its consolidated net secured leverage ratio (which is defined in the Radio Credit Agreement and reflects the ratio of (i) its consolidated secured debt (less up to $150 million of cash and cash equivalents) to (ii) its consolidated EBITDA (as defined in the Radio Credit Agreement)) (the “Consolidated Net Secured Leverage Ratio”). Excess cash flow is defined in the Radio Credit Agreement and reflects net cash flow from operating activities, less payments for capital expenditures, investments (including acquisitions), the reduction of debt, and dividends and other restricted payments (“Excess Cash Flow”). CBS Radio may prepay additional amounts under, or refinance or reprice, the Radio Revolving Credit Facility and/or the Radio Term Loan from time to time. If a prepayment of the Radio Term Loan is made on or prior to October 17, 2017, as a result of certain refinancing or repricing transactions, CBS Radio will be required to pay a fee equal to 1.00% of the principal amount of the obligation so refinanced or repriced.

The Radio Term Loan bears interest at a per annum rate equal to 3.50% plus the greater of the London Interbank Offered Rate (“LIBOR”) and 1.00%. The interest rate on the Radio Term Loan was 4.72% per annum as of June 30, 2017. Borrowing rates under the Radio Revolving Credit Facility are based on LIBOR or a base rate plus a margin based on CBS Radio’s Consolidated Net Secured Leverage Ratio. The interest rate on the $34.5 million borrowing under the Radio Revolving Credit Facility was 5.33% per annum at June 30, 2017. Interest on the Radio Term Loan and Radio Revolving Credit Facility is payable at the end of each interest period, but in no event less frequently than quarterly. A commitment fee will be paid based on the amount of unused commitments under the Radio Revolving Credit Facility. The Radio Credit Agreement contains certain customary affirmative and negative covenants, representations and warranties and events of default (subject in certain cases to customary grace and cure periods). The occurrence of an event of default under the Radio Credit Agreement could result in the termination of the commitments under the Radio Revolving Credit Facility and the acceleration of all outstanding borrowings under the Radio Credit Agreement and could cause a cross-default that could result in the acceleration of other indebtedness, including the full principal amount of the Senior Notes. The terms of the Radio Revolving Credit Facility require CBS Radio to maintain a maximum Consolidated Net Secured Leverage Ratio of 4.00 to 1.00, with a temporary increase to 4.50 to 1.00 in connection with certain permitted acquisitions. At June 30, 2017, CBS Radio’s Consolidated Net Secured Leverage Ratio was approximately 3.2x.

Interest on the Senior Notes is payable on May 1 and November 1 of each year, beginning on May 1, 2017. CBS Radio may redeem some or all of the Senior Notes at any time, or from time to time, on or after November 1, 2019, at a premium that decreases over time, plus accrued and unpaid interest to the date of redemption. Prior to such dates, CBS Radio may redeem some or all of such notes subject to payment of a customary make-whole premium. In addition, prior to November 1, 2019, CBS Radio may redeem up to 35% of the aggregate principal amount of the Senior Notes with the proceeds of certain equity offerings. In the event of a change of control accompanied by a rating decline (each as defined in the Radio Notes Indenture) with respect to the Senior Notes, the holders of the Senior Notes may require CBS Radio to repurchase all or a portion of their Senior Notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The Radio Notes Indenture contains certain customary affirmative and negative covenants and events of default (subject in certain cases to customary grace and cure periods). The occurrence of an event of default under the Radio Notes Indenture could result in the acceleration of the full principal amount of the Senior Notes and could cause a cross-default that could result in the acceleration of other indebtedness, including all outstanding borrowings under the Radio Credit Agreement.

All obligations under the Radio Credit Agreement are unconditionally guaranteed by CBS Radio’s material existing and future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions. All obligations under the Radio Credit Agreement, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of CBS Radio’s assets and the assets of the guarantors under the Radio Credit Agreement, including all of the capital stock of the guarantors and certain other subsidiaries under the Radio Credit Agreement. The Senior Notes are unconditionally guaranteed on a senior unsecured basis by each of CBS Radio’s direct and indirect subsidiaries that guarantees the Radio Credit Agreement.

Upon certain events of default, the collateral agent will be entitled to exercise the rights afforded to a secured party under, and subject to the limitations of, applicable law (including applicable bankruptcy or insolvency law), including, but not limited to, receiving dividends or other distributions on, exercising voting and consensual rights and powers with respect to, and/or registering in its own name as pledgee any pledged capital stock.

In connection with the entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, the Radio Financing which consists of up to $500 million of senior secured term loans as an additional tranche of term loans under the Radio Credit Agreement, the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

In connection with the Radio Financing for the Merger, on March 3, 2017, CBS Radio entered into Amendment No. 1 to the Radio Credit Agreement, pursuant to which CBS Radio, the guarantors party thereto, the lenders and L/C issuers party thereto and JPMorgan Chase Bank, N.A., as administrative agent, amended the Radio Credit Agreement to, among other things, create a tranche of Term B-1 Loans in an aggregate principal amount not to exceed $500 million. The Term B-1 Loans are expected to be funded substantially concurrently with the closing date of the Merger, subject to customary conditions.

The Term B-1 Loans will be governed by the Radio Credit Agreement and will have terms substantially identical to the Radio Term Loan, except as described in this paragraph. The Term B-1 Loans will mature on the date that is seven years after the closing date of the Merger. The Term B-1 Loans will require CBS Radio to make quarterly principal payments at an annual rate of 1% of the initial principal amount of the Term B-1 Loans, beginning with the first full fiscal quarter ending after the closing of the Merger. If a prepayment of the Term B-1 Loans is made on or prior to the date that is six months following the closing date of the Merger as a result of certain refinancing or repricing transactions, CBS Radio will be required to pay a fee equal to 1.00% of the principal amount of the obligation so refinanced or repriced. The Term B-1 Loans are expected to bear interest at a per annum rate equal to 2.75% plus LIBOR. Interest on the Term B-1 Loans will be payable at the end of each interest period, but in no event less frequently than quarterly.

Liquidity and Capital Resources

CBS Radio generated cash flows from operating activities from continuing operations of $282.5 million for the year ended December 31, 2016, $212.8 million for the year ended December 31, 2015, $276.9 million for the year ended December 31, 2014 and $10.9 million for the six months ended June 30, 2017. Historically, CBS Radio participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash CBS Radio generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow CBS Radio generated, and CBS also provided CBS Radio with sufficient daily liquidity to fund its ongoing cash needs. As a result, CBS Radio has historically required minimal cash on hand. On October 17, 2016 at the time of the CBS Radio Borrowing, CBS Radio’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash.

CBS Radio continually projects anticipated cash requirements for its operating, investing and financing needs and cash flows generated from operating activities available to meet these needs. CBS Radio’s short-term cash requirements primarily include payments for programming and talent commitments, operating leases, interest payments, capital expenditures and principal payments on the Radio Term Loan. CBS Radio believes that its cash on hand, operating cash flows and borrowing capacity under the Radio Revolving Credit Facility are sufficient to fund its short-term cash needs.

CBS Radio’s long-term cash needs primarily include principal payments on outstanding indebtedness. Funding for long-term cash needs will come from CBS Radio’s operating cash flows, its ability to issue debt, and borrowing capacity under the Radio Revolving Credit Facility.

Contractual Obligations

As of December 31, 2016, CBS Radio’s significant contractual obligations and payments due by period were as follows:

	Payments Due by Period
	Total	2017	2018-2019	2020-2021	2022 and thereafter
Programming commitments (a)	$195.2	$34.7	$69.1	$57.7	$33.7
Talent commitments	52.0	26.7	24.8	.5	—
Purchase obligations (b)	5.9	2.4	2.4	1.1	—
Operating leases (c)	249.5	29.7	57.0	50.5	112.3
Long-term debt obligations	1,370.0	10.6	21.2	31.2	1,307.0
Interest on long-term debt (d)	520.1	73.5	143.7	141.7	161.2

Total	$2,392.7	$177.6	$318.2	$282.7	$1,614.2

(a)	Programming commitments primarily reflect sports programming rights.
(b)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(c)	Consists of long-term noncancellable operating lease commitments for office space and equipment.
(d)	Interest on the Radio Term Loan is variable. For illustrative purposes, an interest rate of 4.50% is assumed for all periods, which reflects the interest rate at December 31, 2016. The principal and interest payments do not reflect estimates for the required Excess Cash Flow prepayment or optional prepayments. Based on the amount outstanding under the Radio Term Loan at December 31, 2016 of $960 million, an increase or decrease of 1/8% in the interest rate will change annual interest expense by approximately $1.2 million.

The above table excludes $3.8 million of reserves for uncertain tax positions and the related accrued interest and penalties, as CBS Radio cannot reasonably predict the amount of and timing of cash payments relating to this obligation.

Guarantees

CBS Radio uses letters of credit and surety bonds primarily as security against nonperformance in the normal course of business. The outstanding letters of credit and surety bonds approximated $6.3 million and $6.2 million at June 30, 2017 and December 31, 2016, respectively, and were not recorded on the Consolidated Balance Sheets.

Critical Accounting Policies

The preparation of CBS Radio’s financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. On an ongoing basis, CBS Radio evaluates its estimates, which are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

CBS Radio considers the following accounting policies to be the most critical as they are important to its financial condition and results of operations, and require significant judgment and estimates on the part of management in their application. For a summary of CBS Radio’s significant accounting policies, see pages F-20 to F-25 of the accompanying notes to the consolidated financial statements.

Impairment of Goodwill and FCC Licenses

CBS Radio tests goodwill and FCC licenses for impairment during the fourth quarter of each year, and on an interim date should factors or indicators become apparent that would require an interim test.

FCC Licenses—FCC licenses are tested for impairment at the geographic market level. CBS Radio considers each geographic market, which is comprised of all of its radio stations within that geographic market, to be a single unit of accounting because the FCC licenses at this level represent their highest and best use. At December 31, 2016, CBS Radio had FCC license book values for radio stations in 25 radio markets.

For the year ended December 31, 2016, CBS Radio performed a quantitative impairment test for all 25 radio markets. This impairment test compares the estimated fair value of the FCC licenses by geographic market with their respective carrying values. The estimated fair value of each FCC license is computed using the Greenfield Discounted Cash Flow Method (“Greenfield Method”), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up radio station and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process. The Greenfield Method adds the present value of the estimated annual cash flows of the start-up radio station over a projection period to the residual value at the end of the projection period. The annual cash flows over the projection period include assumptions for overall advertising revenues in the relevant geographic market, the start-up radio station’s operating costs and capital expenditures and a three-year build-up period for the start-up radio station to reach a normalized state of operations, which reflects the point at which it achieves an average market share. The overall market advertising revenue in the subject market is estimated based on recent industry projections. Operating costs and capital expenditures are estimated based on both industry and internal data. The residual value is calculated using a perpetual nominal growth rate of 1.0% for each market for the year ended December 31, 2016. This rate is based on third-party, long-term projections for the radio industry and is lower than the projected long-range inflation rate in the United States of approximately 2%. A decrease of 100 basis points to the perpetual nominal growth rate to zero would decrease the carrying value of FCC licenses by approximately $280 million. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities and for the year ended December 31, 2016, was 8.5% for each market.

CBS Radio concluded that the estimated fair values of the FCC licenses in 23 radio markets were lower than their respective carrying values. Accordingly, CBS Radio recognized a pretax noncash impairment charge of $322.7 million related to FCC licenses in these markets. The remaining two radio markets, which had an aggregate carrying value of FCC licenses of $322.0 million, each had estimated fair values that exceeded their respective carrying values by less than 5%.

The estimated fair values of the FCC licenses are highly dependent on the assumptions of future economic conditions in the individual geographic markets in which CBS Radio owns and operates radio stations. Certain future events and circumstances, including deterioration of market conditions, higher cost of capital, or a decline in the local radio advertising marketplace could result in a downward revision to CBS Radio’s current assumptions and judgments. Various factors may contribute to a future decline in any local radio advertising marketplace, including declines in economic conditions; an other-than-temporary decrease in spending by advertisers in certain industries that have historically represented a significant portion of the local radio advertising revenues; a shift by advertisers to competing advertising platforms; changes in audience behavior; and/or a change in population size. A downward revision to the present value of future cash flows could result in further impairment and a noncash charge would be required. Such a charge could have a material effect on CBS Radio’s statement of operations and balance sheet.

Goodwill—Goodwill is tested for impairment at the reporting unit level. At December 31, 2016, CBS Radio had three reporting units, which are one level below its operating segment. For its 2016 annual impairment test, CBS Radio performed a quantitative goodwill impairment test for each of its three reporting units. The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. The estimated fair value of each reporting unit is computed based upon the present value of future cash flows (the “Discounted Cash Flow Method”), which is compared to the traded values of comparable businesses (the “Market Comparable Method”). The Discounted Cash Flow Method and the Market Comparable Method resulted in similar estimated fair values. The Discounted Cash Flow Method adds the present value of the estimated annual cash flows over a discrete projection period to the residual value of the business at the end of the projection period. This technique requires the use of significant estimates and assumptions such as growth rates, operating margins, capital expenditures and discount rates. The estimated growth rates, operating margins and capital expenditures for the projection period are based on CBS Radio’s internal forecasts of future performance and historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities. For the year ended December 31, 2016, the discount rate and perpetual nominal growth rate used for each reporting unit was 8.75% and 1.5%, respectively.

CBS Radio concluded that the estimated fair value of each of the three reporting units was below their respective carrying values, after the above-mentioned FCC licenses impairment charge, and as a result CBS Radio performed the second step of the goodwill impairment test for each reporting unit. Under step two of the goodwill impairment test, CBS Radio performed a hypothetical purchase price allocation for each reporting unit to determine the implied fair value of goodwill, which was then compared to the carrying amount of goodwill. For 2016, CBS Radio recorded a pretax noncash impairment charge of $530.1 million.

The impairments were the result of an increase in the discount rate caused by a change in the risk profile of CBS Radio, as it is expected to participate in a market transaction imminently. The 2016 discount rate included a higher small company stock premium than the rate used in 2015, reflecting the weighted average cost of capital profile of CBS Radio as a standalone entity, whereas the discount rate for 2015 was based on the weighted average cost of capital profile of CBS. The impairments were also caused by declines in the radio market resulting in lower cash flow projections, as well as management’s expectation of the transaction value of the Merger with Entercom. This estimated transaction value was derived by multiplying the historical trading multiples of Entercom and other similar companies by the total estimated earnings of the combined company. After the impairment charge, the fair values of each of CBS Radio’s three reporting units each exceeded their carrying values by approximately 3%.

During the first quarter of 2017, as a result of softness in the radio marketplace, as well as a decline in the trading price of Entercom Class A Common Stock, CBS Radio performed an interim goodwill impairment test. For purposes of the impairment analysis, the fair value of CBS Radio’s reporting units were computed based upon the Discounted Cash Flow Method. The fair value analysis also incorporated the Market Comparable Method and Entercom’s stock price, which is an indicator of the transaction value of the Merger with Entercom. As a result of this impairment test, CBS Radio concluded that the fair value of each of its reporting units exceeded their respective book values and therefore, no impairment was required.

During the second quarter of 2017, the performance of the radio marketplace was similar to the first quarter of 2017 and CBS Radio improved from the first quarter of 2017. As a result, management concluded that the fair value of CBS Radio continues to exceed its carrying value. Management also considered the decline in the Entercom stock price during the second quarter and determined that, based on the foregoing factors as well as recent volatility in the Entercom stock price, it is not an indicator that the fair value of CBS Radio is below its carrying value.

Additionally, certain future events and circumstances, including deterioration of market conditions, higher cost of capital, a further decline in the advertising market in the markets in which CBS Radio owns and operates radio stations, a decrease in audience acceptance of programming, a shift by advertisers to competing advertising platforms; and/or changes in audience behavior could result in changes to these assumptions and judgments. A downward revision of these assumptions could cause the fair values of the reporting units to fall below their respective carrying values and an additional noncash impairment charge would be required. Such a charge could have a material effect on CBS Radio’s statement of operations and balance sheet.

Income Taxes

Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

CBS Radio’s income taxes as presented herein, including the provision or benefit for income taxes, net deferred tax liabilities and income tax payments, are calculated on a separate tax return basis, even though CBS Radio’s operating results are included in the consolidated federal and certain state and local income tax returns filed by CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining CBS Radio’s tax provision, taxes paid and related tax accounts in the consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that CBS Radio would have followed as a separate stand-alone company.

Significant judgment is required in determining the provision for income taxes. When recording the provision for income taxes, an estimated effective tax rate for the year is applied to interim operating results. In the event there is a significant or unusual item recognized in the interim operating results, the tax attributable to that item is separately calculated and recorded in the same interim period.

Allowance for Doubtful Accounts

CBS Radio’s allowance for doubtful accounts is estimated based on several factors, including historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, and recent payment history for specific customers. Judgment is required in assessing these factors and estimating the collectability of accounts receivable. CBS Radio believes its allowance for doubtful accounts is adequate; however, if circumstances change that affect a customer’s ability to make payments, CBS Radio may be required to record an additional allowance.

Legal Matters

On an ongoing basis, CBS Radio vigorously defends itself in numerous lawsuits and proceedings and responds to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against CBS Radio without merit, is inherently uncertain and always difficult to predict. However, based on management’s understanding and evaluation of the relevant facts and circumstances, CBS Radio believes that the litigation to which it is a party is not likely to have a material adverse effect on its results of operations, financial position or cash flows.

Market Risk

Interest Rate Risk

CBS Radio is subject to interest rate risk to the extent it has variable-rate debt outstanding, including under the Radio Credit Agreement. At June 30, 2017, CBS Radio had $954.7 million outstanding on the Radio Term Loan due October 2023, at an interest rate of 4.72% per year. An increase or decrease of 1/8% in CBS Radio’s interest rate on the Radio Term Loan will change annualized interest expense by approximately $1.2 million. CBS Radio does not currently use derivatives or other financial instruments to mitigate interest rate risk, although it may do so in the future.

Credit Risk

In the opinion of management, credit risk is limited due to the large number of customers and advertising agencies utilized. CBS Radio performs credit evaluations on its customers and agencies and believes that the allowance for doubtful accounts is adequate. CBS Radio does not currently use derivatives or other financial instruments to mitigate credit risk.

Related Parties

CBS Corporation. CBS Radio is indirectly wholly owned by CBS. CBS provides CBS Radio with certain services, such as insurance and support for technology systems, and also provides benefits to CBS Radio’s employees, including life and disability insurance, and certain post-employment benefits. Prior to January 1, 2017, CBS also provided CBS Radio’s employees with medical and dental benefits and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the consolidated financial statements based on the specific identification of costs, assets and liabilities. The consolidated financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to CBS Radio, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits provided by CBS have been included in selling, general and administrative expenses in the Consolidated Statements of Operations and totaled $42.0 million and $43.0 million for the six months ended June 30, 2017 and 2016, respectively, and $82.5 million, $84.1 million and $76.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, CBS Radio’s expenses as a stand-alone company may be different from those reflected in the Consolidated Statements of Operations.

Effective January 1, 2017, CBS Radio employees began participating in employee plans maintained by CBS Radio, including medical and dental plans and a 401(k) savings plan, although certain employees continue to be entitled to benefits under certain CBS defined benefit pension and post-retirement health plans.

In addition, CBS Radio historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash CBS Radio generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow CBS Radio generated and CBS also provided CBS Radio with sufficient daily liquidity to fund its ongoing cash needs. As a result, CBS Radio has historically required minimal cash on hand. On October 17, 2016, at the time of the CBS Radio Borrowing, CBS Radio’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. At June 30, 2017 and December 31, 2016, amounts due to CBS were $3.3 million and $12.3 million, respectively. In addition, beginning in the fourth quarter of 2016, CBS Radio reimburses CBS for income tax payments made on CBS Radio’s behalf, resulting in prepaid taxes of $20.0 million as of June 30, 2017 and an income tax payable to CBS of $20.5 million as of December 31, 2016.

On March 31, 2017, CBS Radio paid to CBS a dividend of $30.0 million, representing CBS Radio’s excess cash on hand.

Prior to the consummation of the Transactions, CBS Radio expects to enter into various agreements to govern the relationships between CBS, CBS Radio and Entercom. For a description of these agreements and the other agreements that CBS Radio will enter into with CBS, see “Other Agreements and Other Related Party Transactions.”

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to CBS Radio as none of CBS’s debt is directly attributable to CBS Radio.

In addition, in connection with the CBS Radio Borrowing, CBS Radio incurred $1.460 billion of indebtedness, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions and other expenses payable by CBS Radio incurred in connection therewith. CBS Radio distributed to its parent, an indirect wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the CBS Radio Borrowing, prior to deducting expenses payable by CBS Radio, less $10 million which remained with CBS Radio to use for general corporate purposes and ongoing cash needs.

CBS Radio also generates revenues from sales to various subsidiaries and joint ventures of CBS. Total revenues from these transactions were $4.0 million and $3.1 million for the six months ended June 30, 2017 and 2016, respectively, and $14.8 million, $8.4 million and $8.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Collaborative Arrangement. CBS Local Digital Media operates the CBS Local Websites, which combine local radio and television content within markets where both CBS Radio and CBS TV Stations operate. In connection with this arrangement, advertisements displayed on these websites are sold by both CBS Radio employees and CBS TV Stations employees. CBS Radio earns revenues for advertising sales generated by its employees, and costs associated with the operation and maintenance of the CBS Local Websites are allocated between CBS Radio and CBS TV Stations in proportion to the respective earned revenue.

Other Related Parties. Viacom Inc. is controlled by National Amusements, the controlling stockholder of CBS. CBS Radio recognized revenues of $1.4 million and $2.3 million for the six months ended June 30, 2017 and 2016, respectively, and $4.3 million, $2.9 million and $2.4 million for the years ended December 31, 2016, 2015 and 2014, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc. CBS Radio is involved in other transactions with related parties that have not been material in any of the periods presented.

Adoption of New Accounting Standards

Improvements to Employee Share-Based Payment Accounting

During the first quarter of 2017, CBS Radio adopted Financial Accounting Standards Board (“FASB”) guidance which simplifies several aspects of the accounting for employee share-based payment transactions. Under this amended guidance, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the income statement in the period in which the awards vest or are exercised. In the statement of cash flows, excess tax benefits are classified with other income tax cash flows in operating activities. The amended guidance also gives the option to make a policy election to account for forfeitures as they occur. CBS Radio, however, has elected to continue its existing practice of estimating forfeitures.

Simplifying the Accounting for Goodwill Impairment

During the first quarter of 2017, CBS Radio early adopted amended FASB guidance which simplifies the accounting for goodwill impairment. This guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the amended guidance, a goodwill impairment charge is recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill.

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

During 2016, CBS Radio adopted FASB guidance which requires management to evaluate, for each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued. If management identifies conditions or events that raise substantial doubt, disclosures are required in the financial statements, including any plans that will alleviate the substantial doubt about the entity’s ability to continue as a going concern. The adoption of this guidance did not have an effect on CBS Radio’s consolidated financial statements.

Simplifying the Accounting for Measurement Period Adjustments

During 2016, CBS Radio adopted amended FASB guidance that eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination when new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Under the amended guidance, the acquiror is required to recognize such adjustments in the reporting period in which the adjustment amounts are identified. Such adjustments also include the effect on earnings from any changes in depreciation, amortization, or other income effects resulting from the change to provisional amounts, as if the change occurred at the acquisition date. The amendment also requires disclosure or separate presentation on the face of the income statement of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of this guidance did not have an effect on CBS Radio’s consolidated financial statements.

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

During 2016, CBS Radio adopted amended FASB guidance which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items are required to be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. The adoption of this guidance did not have an effect on CBS Radio’s consolidated financial statements.

Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved After the Requisite Service Period

During 2016, CBS Radio adopted FASB guidance on the accounting for stock-based compensation when the terms of an award provide that a performance target that affects vesting could be achieved after the requisite service period. Under this guidance, such performance target should not be reflected in estimating the grant-date fair value of the award. CBS Radio should begin recognizing compensation cost in the period in which it becomes probable that the performance target will be achieved, for the cumulative amount of compensation cost attributable to the period(s) for which the requisite service has already been rendered.  The adoption of this guidance did not have an effect on CBS Radio’s consolidated financial statements.

Recent Pronouncements

Stock Compensation: Scope of Modification Accounting

In May 2017, the FASB issued amended guidance on the accounting for stock-based compensation which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award as equity or liability changes as a result of the change in the terms or conditions of a share-based payment award. This guidance, which is effective for interim and annual periods beginning after December 15, 2017, is not expected to have a material impact on CBS Radio’s consolidated financial statements.

Clarifying the Definition of a Business

In January 2017, the FASB issued amended guidance on the accounting for business combinations which clarifies the definition of a business and assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. In addition, in order to be considered a business, an acquisition would have to include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The amended guidance also narrows the definition of outputs by more closely aligning it with how outputs are described in FASB guidance for revenue recognition. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.

Intra-Entity Transfers of Assets Other than Inventory

In October 2016, the FASB issued amended guidance on the accounting for income taxes, which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance, which is effective for interim and annual periods beginning after December 15, 2017, is not expected to have a material impact on CBS Radio’s consolidated financial statements.

Statement of Cash Flows: Classification of Cash Receipts and Cash Payments

In August 2016, the FASB issued amended guidance which clarifies how certain cash receipts and cash payments should be presented and classified in the statement of cash flows. The new guidance is intended to reduce the existing diversity in practice in how certain transactions are classified in the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.

Leases

In February 2016, the FASB issued new guidance on the accounting for leases, which supersedes previous lease guidance. Under this guidance, for all leases with terms in excess of one year, including operating leases, CBS Radio will be required to recognize on its balance sheet a lease liability and a right-of-use asset representing CBS Radio’s right to use the underlying asset for the lease term. The new guidance retains a distinction between finance leases and operating leases and the classification criteria is substantially similar to previous guidance. Additionally, the recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed. CBS Radio is currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted.

Revenue from Contracts with Customers

In May 2014, the FASB issued guidance on the recognition of revenues which provides a single, comprehensive revenue recognition model for all contracts with customers and supersedes most existing revenue recognition guidance. The main principle under this guidance is that an entity should recognize revenue at the amount it expects to be entitled to in exchange for the transfer of goods or services to customers. CBS Radio anticipates that it will apply the modified retrospective method of adoption. CBS Radio has identified the predominant changes to its accounting policies and is in the process of quantifying the impact on its consolidated financial statements. This guidance is effective for CBS Radio in the first quarter of 2018.

SELECTED HISTORICAL FINANCIAL DATA

Selected Historical Consolidated Financial Data of CBS Radio

The following table presents the selected historical consolidated financial data of CBS Radio. The selected historical consolidated statements of operations and cash flow information for the six months ended June 30, 2017 and 2016 and the selected historical consolidated balance sheet information as of June 30, 2017 have been derived from the unaudited historical consolidated financial statements of CBS Radio included elsewhere in this document. The selected historical consolidated balance sheet information as of December 31, 2016 and 2015, and the selected historical consolidated statements of operations and cash flow information for each of the three years in the period ended December 31, 2016 have been derived from the audited historical consolidated financial statements included elsewhere in this document. The selected historical consolidated balance sheet information as of December 31, 2014 and 2013 and the selected historical consolidated statements of operations and cash flow information for the year ended December 31, 2013 have been derived from audited historical consolidated financial statements not included in or incorporated by reference into this document. The selected historical consolidated balance sheet information as of December 31, 2012 and the selected historical consolidated statements of operations and cash flow information for the year ended December 31, 2012 have been derived from unaudited consolidated financial information not included in or incorporated by reference into this document. The historical consolidated financial statements of CBS Radio for each of the years presented have been presented on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, cash flows, assets and liabilities of CBS Radio and include allocations of expenses from CBS. The selected historical consolidated financial information set forth below and the financial statements included elsewhere in this document do not necessarily reflect what CBS Radio’s results of operations, financial condition or cash flows would have been if CBS Radio had operated as a stand-alone company during all periods presented, and, accordingly, such information should not be relied upon as an indicator of CBS Radio’s future performance, financial condition or liquidity. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio” and the financial statements of CBS Radio and the notes thereto included elsewhere in this document.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016 (a)	2015 (b)	2014 (c)	2013	2012 (d)
	(in millions, except per share amounts)
Statement of Operations data:
Revenues	$555.6	$577.1	$1,221.6	$1,230.6	$1,303.0	$1,306.4	$1,313.4
Operating income (loss)	$90.0	$137.4	$(561.0)	$(240.3)	$299.3	$360.2	$362.2
Net income (loss) from continuing operations	$30.5	$82.5	$(552.4)	$(136.5)	$176.5	$214.1	$207.4
Basic and diluted net income (loss) from continuing operations per common share (e)	$435,714	$1,178,571	$(7,891,429)	$(1,950,000)	$2,521,429	$3,058,571	$2,962,857
Balance Sheet data (at period end):
Total assets	$4,339.7		$4,331.2	$5,216.5	$5,771.6	$5,790.2	$5,769.1
Current liabilities	$132.5		$159.3	$105.9	$102.3	$112.4	$127.0
Total debt	$1,366.2		$1,345.3	$—	$—	$—	$—
Stockholder’s equity/ invested equity	$1,865.2		$1,860.4	$3,994.1	$4,360.2	$4,392.0	$4,401.7
Cash Flow data:
Cash flow provided by operating activities from continuing operations	$10.9	$99.5	$282.5	$212.8	$276.9	$264.3	$308.9
Non-GAAP financial data:
Adjusted OIBDA (f)	$116.6	$157.7	$338.7	$321.8	$402.3	$413.1	$425.5

(a)	For the year ended December 31, 2016, CBS Radio recorded noncash impairment charges of $852.8 million ($723.0 million, net of tax) to reduce the carrying value of goodwill and FCC licenses to their fair value.
(b)	For the year ended December 31, 2015, CBS Radio recorded a noncash impairment charge of $482.9 million ($292.5 million, net of tax) to reduce the carrying value of FCC licenses to their fair value.

(c)	In 2014, CBS Radio completed a radio station swap with Beasley Broadcast Group, Inc. In connection with the swap, CBS Radio recorded a noncash impairment charge of $48.6 million ($29.3 million, net of tax) to reduce the carrying value of goodwill allocated to the disposed radio stations to its fair value.
(d)	In 2012, in connection with the sale of five radio stations in West Palm Beach, CBS Radio recorded a noncash impairment charge of $11.4 million ($6.8 million, net of tax) to reduce the carrying value of the goodwill allocated to the disposed radio stations to its fair value.
(e)	Basic and diluted net income (loss) from continuing operations per common share for all periods presented is calculated based on the 70 outstanding shares of CBS Radio common stock. Prior to the consummation of the Transactions, CBS Radio intends to conduct a stock split to increase the aggregate number of outstanding shares of CBS Radio common stock. Subsequent to the stock split, net income (loss) from continuing operations per common share will be restated to reflect the post-split shares for all periods presented.
(f)	The following table presents a reconciliation of net income (loss) from continuing operations to Adjusted OIBDA.

	Six Months Ended June 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in millions)
Net income (loss) from continuing operations	$30.5	$82.5	$(552.4)	$(136.5)	$176.5	$214.1	$207.4
Exclude:
Provision (benefit) for income taxes	20.4	54.9	(25.4)	(103.8)	122.8	146.1	154.8
Interest expense	39.1	—	16.8	—	—	—	—
Impairment charges	—	—	852.8	482.9	48.6	—	11.4
Restructuring charges	7.5	—	8.6	36.5	7.0	5.1	4.7
Depreciation	12.5	13.2	26.1	28.5	30.8	31.3	32.1
Stock-based compensation (a)	6.6	7.1	12.2	14.2	16.6	16.5	15.1

Adjusted OIBDA	$116.6	$157.7	$338.7	$321.8	$402.3	$413.1	$425.5

(a)	For the year ended December 31, 2015, stock-based compensation of $2.9 million was reflected in restructuring charges.

Selected Historical Consolidated Financial Data of CBS

The following table presents the selected historical consolidated financial data of CBS. The selected historical consolidated statements of operations and cash flow information for the six months ended June 30, 2017 and 2016 and the selected historical consolidated balance sheet information as of June 30, 2017 have been derived from the unaudited historical consolidated financial statements of CBS incorporated by reference into this document. The selected historical consolidated balance sheet information as of December 31, 2016 and 2015, and the selected historical consolidated statements of operations information for each of the three years in the period ended December 31, 2016 have been derived from the audited consolidated financial statements of CBS incorporated by reference into this document. The selected historical consolidated balance sheet information as of December 31, 2014, 2013 and 2012 and the selected historical consolidated statements of operations information for the years ended December 31, 2013 and 2012 have been derived from the consolidated financial statements of CBS not included in or incorporated by reference into this document. This information is only a summary and should be read in conjunction with the financial statements of CBS and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in CBS’s quarterly report on Form 10-Q for the quarter ended June 30, 2017, and CBS’s annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

	Six Months Ended June 30, (a)		Year Ended December 31, (a)
	2017 (b)	2016	2016 (b) (c)	2015 (b) (d)	2014 (b) (e)	2013	2012
	(in millions, except per share amounts)
Statement of Operations data:
Revenues	$6,600	$6,564	$13,166	$12,671	$12,519	$12,713	$11,514
Operating income	$1,373	$1,416	$2,621	$2,658	$2,590	$2,663	$2,415
Net earnings from continuing operations	$851	$815	$1,552	$1,554	$1,151	$1,520	$1,288
Net earnings (loss) from discontinued operations, net of tax	$(1,045)	$81	$(291)	$(141)	$1,808	$359	$286
Net earnings (loss)	$(194)	$896	$1,261	$1,413	$2,959	$1,879	$1,574
Basic net earnings (loss) per common share:
Net earnings from continuing operations	$2.09	$1.79	$3.50	$3.21	$2.09	$2.50	$2.01
Net earnings (loss) from discontinued operations, net of tax	$(2.57)	$.18	$(.66)	$(.29)	$3.29	$.59	$.45
Net earnings (loss)	$(.48)	$1.97	$2.84	$2.92	$5.38	$3.09	$2.45
Diluted net earnings (loss) per common share:
Net earnings from continuing operations	$2.06	$1.78	$3.46	$3.18	$2.05	$2.44	$1.95
Net earnings (loss) from discontinued operations, net of tax	$(2.53)	$.18	$(.65)	$(.29)	$3.22	$.58	$.43
Net earnings (loss)	$(.47)	$1.95	$2.81	$2.89	$5.27	$3.01	$2.39
Dividends per common share	$.36	$.30	$.66	$.60	$.54	$.48	$.44
Balance Sheet data (at year end):
Total assets:
Continuing operations	$19,136		$19,642	$18,695	$18,372	$17,191	$17,072
Discontinued operations	3,517		4,596	5,070	5,563	9,014	9,121
Total assets	$22,653		$24,238	$23,765	$23,935	$26,205	$26,193
Total debt:
Continuing operations	$9,184		$9,375	$8,448	$7,112	$6,403	$5,886
Discontinued operations	1,366		1,345	—	—	14	14
Total debt	$10,550		$10,720	$8,448	$7,112	$6,417	$5,900
Total Stockholders’ Equity	$2,627		$3,689	$5,563	$6,970	$9,966	$10,213

(a)	During the fourth quarter of 2016, CBS classified CBS Radio as held for sale and as a result, CBS Radio has been presented as a discontinued operation in CBS’s consolidated financial statements for all periods presented. Also included in discontinued operations is CBS Outdoor Americas Inc., which was disposed of in 2014, and Outdoor Europe, which was sold in 2013.
(b)	Included in net earnings (loss) from discontinued operations, net of tax, for the six months ended June 30, 2017 is a noncash charge of $1.08 billion, or $2.62 per diluted share, to reduce the carrying value of CBS Radio to the value indicated by the stock valuation of Entercom. Included in net earnings (loss) from discontinued operations, net of tax, are noncash impairment charges of $444 million ($427 million, net of tax), or $.95 per diluted share, in 2016, and $484 million ($297 million, net of tax), or $.61 per diluted share, in 2015, in each case to reduce the carrying value of CBS Radio’s intangible assets. For 2014, net earnings from discontinued operations, net of tax, included a gain on the disposal of CBS Outdoor Americas Inc. of $1.56 billion, or $2.78 per diluted share.
(c)	In 2016, CBS recorded a one-time pension settlement charge of $211 million in operating income ($130 million, net of tax), or $.29 per diluted share, for the settlement of pension obligations resulting from the completion of CBS’s offer to eligible former employees to receive lump-sum distributions of their pension benefits.
(d)	In 2015, CBS recorded gains from the sales of internet businesses in China of $139 million in operating income ($131 million, net of tax), or $.27 per diluted share.
(e)	In 2014, in connection with the early redemption of $1.07 billion of its debt, CBS recorded a pretax loss on early extinguishment of debt of $352 million ($219 million, net of tax), or $.39 per diluted share.

Selected Historical Consolidated Financial Data of Entercom

The following table presents the selected historical consolidated financial data of Entercom. The selected historical consolidated balance sheet information as of June 30, 2017 and the selected historical consolidated statements of operations and cash flow information for the six months ended June 30, 2017 and 2016 have been derived from unaudited consolidated financial statements of Entercom incorporated by reference into this document. The selected historical consolidated balance sheet information as of December 31, 2016 and 2015, and the selected historical consolidated statements of operations and cash flow information for each of the three years in the period ended December 31, 2016 have been derived from audited consolidated financial statements of Entercom incorporated by reference into this document. The selected historical balance sheet information as of December 31, 2014, 2013 and 2012 and the selected historical consolidated statements of operations and cash flow information for the years ended December 31, 2013 and 2012 have been derived from the consolidated financial statements of Entercom not included in or incorporated by reference into this document. This information is only a summary and should be read in conjunction with the financial statements of Entercom and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

Entercom’s financial results are not comparable from year to year due to acquisitions and dispositions of radio stations, impairments of broadcasting licenses and goodwill, adoption of new accounting standards, and other significant events:

•	In connection with the preparation of Entercom’s consolidated financial statements, Entercom identified immaterial errors in prior periods relating to the netting of certain digital expenses against certain digital revenues. Since Entercom acts as a principal in certain digital revenue contracts, the expenses should not have been netted against gross revenues. The impact of these errors was not material to any prior period. Consequently, Entercom corrected the errors in the second quarter of 2017 by increasing net revenues and station operating expenses on the consolidated statements of operations. As the two line items are adjusted by offsetting amounts, the corrections had no impact on income before taxes, income taxes (benefit), net income, earnings per share or diluted earnings per share, shareholders’ equity, cash flows from operations, or working capital. The corrections had no impact on the consolidated balance sheets or statements of cash flows. Refer to footnote 1 of Entercom’s Form 10-Q for the quarter ended June 30, 2017 for further details.

•	In November 2016, Entercom commenced operations under a time brokerage agreement (“TBA”) for several radio stations in Charlotte, North Carolina.

•	In November 2016, Entercom refinanced its outstanding senior credit facility and retired its Senior Notes outstanding. As a result of the refinancing, Entercom recognized a loss on extinguishment of debt of approximately $10.9 million.

•	In 2016, Entercom sold an AM station in Denver, Colorado, for $3.8 million and an AM station in Atlanta, Georgia for $.9 million. These two sales generated gains of $.3 million, and $.2 million, respectively.

•	In 2016, Entercom settled a legal claim with British Petroleum and recovered $2.3 million on a net basis after deducting certain related expenses. This amount was included in other income and expense.

•	In 2015, Entercom acquired multiple radio stations, net of certain dispositions. Related to these transactions, Entercom incurred: (1) merger and acquisition costs of $4.0 million in 2015 and $1.0 million in 2014; and (2) restructuring charges of $2.8 million in 2015 from the restructuring of operations.

•	In 2012, Entercom acquired one radio station.

•	In 2012, Entercom incurred an impairment loss of $22.3 million in connection with its review of goodwill and broadcasting licenses.

•	In the fourth quarters of 2012 and 2013, Entercom modified its debt which decreased its borrowing rate. In addition, Entercom incurred new deferred financing fees as part of the modifications that were higher than the previous deferred financing fees.

	Six Months Ended June 30,		Years Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(in thousands, except per share amounts)
Operating Data:
Net revenues	$223,971	$218,580	$464,771	$414,481	$380,376	$377,618	$388,924
Operating income	$1,363	$42,329	$98,057	$85,582	$85,576	$92,567	$76,594
Net income (loss) attributable to Company	$(2,917)	$15,246	$38,065	$29,184	$26,823	$26,024	$11,268
Net income (loss) attributable to common shareholders	$(4,017)	$14,421	$36,164	$28,432	$26,823	$26,024	$11,268
Net income (loss) attributable to common shareholders per share—basic:	$(.10)	$.37	$.94	$.75	$.71	$.70	$.31
Net income (loss) attributable to common shareholders per share—diluted:	$(.10)	$.37	$.91	$.73	$.69	$.68	$.30
Weighted average shares—basic	38,935	38,463	38,500	38,084	37,763	37,418	36,906
Weighted average shares—diluted	38,935	39,274	39,568	39,038	38,664	38,301	37,810
Cash Flows Data:
Cash flows related to:
Operating activities	$14,925	$24,598	$72,030	$64,790	$65,296	$63,349	$69,702
Investing activities	$(31,328)	$4,925	$495	$(91,744)	$(7,055)	$(4,583)	$(29,359)
Financing activities	$(21,848)	$(27,621)	$(34,851)	$4,583	$(38,932)	$(55,458)	$(35,045)
Other Data:
Common stock dividends declared and paid	$5,837	$2,886	$8,666	$—	$—	$—	$—
Cash dividends declared per common share	$.15	$.075	$.225	$—	$—	$—	$—
Perpetual cumulative convertible preferred stock dividends declared and paid	$1,100	$825	$1,788	$413	$—	$—	$—

	At June 30,	At December 31,
	2017	2016	2015	2014	2013	2012
		(in thousands)
Balance Sheet Data:
Cash and cash equivalents—including cash of VIE	$8,592	$46,843	$9,169	$31,540	$12,231	$8,923
Total assets	$1,028,956	$1,076,233	$1,022,108	$926,615	$912,688	$920,358
Senior secured debt and other, including current portion	$461,014	$480,087	$268,750	$262,000	$299,500	$352,592
Senior unsecured notes, senior subordinated notes and other	$—	$—	$218,269	$217,929	$217,624	$229,959
Deferred tax liabilities and other long-term liabilities	$107,626	$119,759	$109,251	$89,904	$70,519	$41,455
Perpetual cumulative convertible preferred stock (mezzanine)	$27,732	$27,732	$27,619	$—	$—	$—
Total shareholders’ equity	$389,150	$393,374	$361,450	$329,021	$298,393	$269,494

CBS CORPORATION UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements and notes thereto give effect to the split-off of CBS Radio through an exchange offer, and CBS’s use of the proceeds of CBS Radio’s indebtedness incurred in connection with the disposal of CBS Radio (“the split-off and related events”).

The following unaudited pro forma condensed consolidated balance sheet of CBS as of June 30, 2017 is presented as if the split-off and related events, as described further in the notes to these unaudited pro forma condensed consolidated financial statements, had occurred at June 30, 2017, assuming the exchange offer is completed and fully subscribed. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2017 and the year ended December 31, 2016 are presented as if such events had occurred on January 1, 2016. The unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of CBS and CBS Radio for each period presented and in the opinion of CBS management, all adjustments and disclosures necessary for a fair presentation of the pro forma data have been made.

These unaudited pro forma condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or financial condition that would have been achieved had the split-off and related events been completed as of the dates indicated or the results that may be obtained in the future. These unaudited pro forma condensed consolidated financial statements and the notes thereto should be read together with the following:

•	CBS’s consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016 and Management’s Discussion and Analysis included in CBS’s annual report on Form 10-K for the year ended December 31, 2016, which is incorporated by reference into this document.

•	CBS’s consolidated financial statements and the notes thereto as of and for the six months ended June 30, 2017 and Management’s Discussion and Analysis included in CBS’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, which is incorporated by reference into this document.

•	CBS Radio’s unaudited consolidated financial statements and the notes thereto as of and for the six months ended June 30, 2017, and CBS Radio’s audited consolidated financial statements and notes thereto as of and for the year ended December 31, 2016, each included in this document.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2017

(In millions)

		Deconsolidation (1)
	CBS Historical	CBS Radio	Adjustments	Effects of the Exchange (2)	CBS Pro Forma
Assets
Current Assets:
Cash and cash equivalents	$170	—	—	—	$170
Receivables, net	3,299	—	—	—	3,299
Programming and other inventory	1,560	—	—	—	1,560
Other current assets	358	3	—	—	361
Current assets of discontinued operations	299	(299)	—	—	—

Total current assets	5,686	(296)	—	—	5,390

Property and equipment, net	1,214	—	—	—	1,214
Programming and other inventory	2,459	—	—	—	2,459
Goodwill	4,891	—	—	—	4,891
Intangible assets	2,627	—	—	—	2,627
Other assets	2,558	—	—	—	2,558
Assets of discontinued operations	3,218	(3,195)	—	—	23
Investment in CBS Radio	—	—	934	(934)	—

Total Assets	$22,653	(3,491)	934	(934)	$19,162

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable	$124	—	—	—	$124
Participants’ share and royalties payable	1,005	—	—	—	1,005
Commercial paper	263	—	—	—	263
Current portion of long-term debt	23	—	—	—	23
Accrued expenses and other current liabilities	1,654	—	—	—	1,654
Current liabilities of discontinued operations	161	(141)	—	35	55

Total current liabilities	3,230	(141)	—	35	3,124

Long-term debt	8,898	—	—	—	8,898
Other liabilities	5,415	—	—	—	5,415
Liabilities of discontinued operations	2,483	(2,416)	—	—	67
Stockholders’ equity:
Common stock	1	—	—	—	1
Additional paid-in-capital	43,820	(14,823)	14,823	—	43,820
Accumulated deficit	(19,451)	13,889	(13,889)	129	(19,322)
Accumulated other comprehensive loss	(741)	—	—	—	(741)

	23,629	(934)	934	129	23,758
Less treasury stock, at cost	21,002	—	—	1,098	22,100

Total Stockholders’ Equity	2,627	(934)	934	(969)	1,658

Total Liabilities and Stockholders’ Equity	$22,653	$(3,491)	$934	$(934)	$19,162

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017

(In millions, except per share amounts)

	CBS Historical	Effects of the Exchange (2)	CBS Pro Forma
Revenues	$6,600	$—	$6,600
Costs and Expenses:
Operating	4,078	—	4,078
Selling, general and administrative	1,038	—	1,038
Depreciation and amortization	111	—	111

Total costs and expenses	5,227	—	5,227

Operating income	1,373	—	1,373
Interest expense	(220)	—	(220)
Interest income	28	—	28
Other items, net	6	—	6

Earnings from continuing operations before income taxes before income taxes and equity in loss of investee companies	1,187	—	1,187
Provision for income taxes	(307)	—	(307)
Equity in loss of investee companies, net of tax	(29)	—	(29)

Net earnings from continuing operations	$851	—	$851

Net earnings from continuing operations per common share:
Basic	$2.09		$2.19
Diluted	$2.06		$2.16
Weighted average number of common shares outstanding:
Basic	407	(19)	388
Diluted	413	(19)	394

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

(In millions, except per share amounts)

	CBS Historical	Effects of the Exchange (2)	Effects of Debt Issuance on Share Repurchases (3)	CBS Pro Forma
Revenues	$13,166	$—	$—	$13,166
Costs and Expenses:
Operating	7,956	—	—	7,956
Selling, general and administrative	2,124	—	—	2,124
Depreciation and amortization	225	—	—	225
Pension settlement charge	211	—	—	211
Restructuring and merger and acquisition-related costs	38	—	—	38
Other operating items, net	(9)	—	—	(9)

Total costs and expenses	10,545	—	—	10,545

Operating income	2,621	—	—	2,621
Interest expense	(411)	—	—	(411)
Interest income	32	—	—	32
Other items, net	(12)	—	—	(12)

Earnings from continuing operations before income taxes and equity in loss of investee companies	2,230	—	—	2,230
Provision for income taxes	(628)	—	—	(628)
Equity in loss of investee companies, net of tax	(50)	—	—	(50)

Net earnings from continuing operations	$1,552	$—	$—	$1,552

Net earnings from continuing operations per common share:
Basic	$3.50			$3.84
Diluted	$3.46			$3.80
Weighted average number of common shares outstanding:
Basic	444	(19)	(21)	404
Diluted	448	(19)	(21)	408

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

CBS CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions)

1)	DECONSOLIDATION OF CBS RADIO

In connection with the exchange offer, CBS intends to dispose of all of the shares of Radio Common Stock that it indirectly owns by means of a tax-free split-off. The deconsolidation adjustments include (i) deconsolidating historical assets and liabilities of CBS Radio, including the related tax impact, which were included in assets and liabilities of discontinued operations at June 30, 2017 and (ii) the reversal of consolidation and elimination entries as a result of the completion of the split-off.

2)	EXCHANGE OFFER AND SPLIT-OFF OF CBS RADIO

These unaudited pro forma condensed consolidated financial statements assume an exchange ratio of 5.2591 shares of Radio Common Stock for each share of CBS Class B Common Stock tendered, which represents the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on October 18, 2017, and is calculated as the average price of CBS Class B Common Stock of $56.9122 per share divided by 93.0% of the average price of Entercom Class A Common Stock of $11.6362 per share, reflecting a discount of 7.0%. The average prices reflect the simple arithmetic average of the daily volume-weighted average price of shares of CBS Class B Common Stock and Entercom Class A Common Stock on the NYSE during the three consecutive trading days ended on and including October 18, 2017, the last trading day before the date of this document. The calculated per-share value for Radio Common Stock is based on the trading prices for Entercom Class A Common Stock because there is currently no trading market for Radio Common Stock and no such trading market will be established in the future. CBS believes, however, that the trading prices for Entercom Class A Common Stock are an appropriate proxy for the trading prices of Radio Common Stock because (i) in the Merger each outstanding share of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock; (ii) CBS Radio will authorize the issuance of a number of shares of Radio Common Stock such that the total number of shares of Radio Common Stock outstanding immediately prior to the Merger will be 101,407,494 and each such outstanding share of Radio Common Stock will be converted into one share of Entercom Class A Common Stock in the Merger; and (iii) at the Valuation Dates, it is expected that all the material conditions to the consummation of the Merger will have been satisfied or, if permitted by the Merger Agreement, waived (except for those conditions that by their nature are satisfied at the closing of the Merger). In addition, the Special Meeting at which Entercom’s shareholders will be asked to approve the share issuance in connection with the Merger and amendment to the Entercom Articles (as defined below) to classify the Entercom board of directors may be held on one of the Valuation Dates. However, these approvals can be obtained based solely on the favorable vote of Joseph M. Field in accordance with the provisions of the Voting Agreement (as defined below). See “Other Agreements and Other Related Party Transactions—Voting Agreement.” The Merger will be expected to be consummated shortly thereafter, such that investors should be expected to be valuing Entercom Class A Common Stock based on the expected value of such Entercom Class A Common Stock after the Merger.

These unaudited pro forma condensed consolidated financial statements assume the exchange offer is fully subscribed, with 19,282,291 shares of CBS Class B Common Stock being exchanged for 101,407,494 shares of Radio Common Stock that are owned by CBS in the aggregate.

Shares of Radio Common Stock owned by CBS	101,407,494
Exchange ratio	5.2591

Total shares of CBS Class B Common Stock accepted	19,282,291

The final exchange ratio will be determined based on the average price of CBS Class B Common Stock and the average price of Entercom Class A Common Stock on the NYSE on each of the Valuation Dates, subject to the upper limit of 5.7466 shares of Radio Common Stock for each share of CBS Class B Common Stock tendered. If the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered is in effect, which CBS will announce when it announces the final exchange ratio, then the exchange ratio will be fixed at the upper limit. The actual number of shares of CBS Class B Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of CBS Class B Common Stock validly tendered and not validly withdrawn. For example, assuming the upper limit is in effect at the expiration of the exchange offer and the exchange offer is fully subscribed, CBS would acquire 17,646,520 shares of CBS Class B Common Stock. A 10% increase to the indicative exchange ratio would cause the upper limit to be in effect, which would decrease the total shares of CBS Class B Common Stock accepted in the exchange offer by 1.6 million and would result in a decrease to pro forma basic and diluted earnings per share for the year ended December 31, 2016 of $.01. A 10% decrease to the indicative exchange ratio would increase the total shares of CBS Class B Common Stock accepted in the exchange offer by 2.1 million, which would result in an increase to pro forma basic and diluted earnings per share for the year ended December 31, 2016 of $.02.

If the exchange offer is consummated and not fully subscribed because less than all shares of Radio Common Stock owned by CBS are exchanged, or if the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, the remaining shares of Radio Common Stock owned by CBS will be distributed on a pro rata basis in the Spin-Off to CBS stockholders whose shares of CBS Class B Common Stock remain outstanding after consummation of the exchange offer.

The 19,282,291 shares of CBS Class B Common Stock acquired in the exchange offer have been reflected as treasury stock on the unaudited pro forma condensed consolidated balance sheet. The net impact of the transaction will be recorded in discontinued operations in CBS’s consolidated statement of operations and as such it has not been reflected in the pro forma condensed consolidated statements of operations. Such amount is calculated as follows:

Estimated fair value of CBS Corp. Class B Common Stock tendered (19,282,291 shares at $56.96 per share as of October 18, 2017)	$1,098
CBS’s carrying value in CBS Radio at June 30, 2017	(934)
Estimated transaction costs	(35)

Net impact of split-off of CBS Radio	$129

The split-off is accounted for as a tax-free transaction and therefore, there is no tax impact.

The actual impact from the transaction will be calculated as of the closing of the exchange offer and could differ from the current estimate based on several factors, including the final exchange ratio, the value of CBS Class B Common Stock and CBS’s carrying value of CBS Radio at the time the exchange offer is consummated. For example, assuming the upper limit is in effect at the expiration of the exchange offer (each share of CBS Class B Common Stock will be exchanged for 5.7466 shares of Radio Common Stock), the exchange offer is fully subscribed, the market value of CBS Class B Common Stock is $56.96 per share, and there is no change to any other assumptions presented in the calculation above, the fair value of CBS Class B Common Stock tendered would be $1,005 million and the net amount recorded as a result of the split-off of CBS Radio from CBS would be approximately $36 million.

3)	EFFECTS OF CBS RADIO’S DEBT ISSUANCE ON SHARE REPURCHASES

On October 17, 2016, in connection with its planned separation from CBS, CBS Radio incurred indebtedness of $1.460 billion, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions, and other expenses payable by CBS Radio incurred in connection therewith. CBS Radio distributed to its parent, a wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the CBS Radio borrowing, prior to deducting expenses payable by CBS Radio, less $10 million which remained with CBS Radio to use for general corporate purposes and ongoing cash needs. CBS used the proceeds from the debt issuance to repurchase approximately 24 million shares of its Class B Common Stock. The pro forma adjustment to “weighted average number of common shares outstanding” assumes that the debt issuance occurred on January 1, 2016 and CBS repurchased these shares on such date.

ENTERCOM AND CBS RADIO

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements and notes thereto give effect to the Merger of Merger Sub, a wholly owned acquisition subsidiary of Entercom, with and into CBS Radio, an indirect wholly owned subsidiary of CBS. In the Merger, each outstanding share of Radio Common Stock will be converted into the right to receive one share of Entercom Class A Common Stock. The transaction is being accounted for as a business combination with Entercom as the acquiror. See “The Transactions—Accounting Treatment and Considerations.” The purchase price will be allocated to the assets acquired and liabilities assumed of CBS Radio based upon their estimated fair values at the date of consummation of the Merger.

The following unaudited pro forma condensed combined financial statements give effect to the completion of the Merger, the associated refinancing of Entercom’s debt, and the planned divestitures of certain radio stations in order to comply with the FCC’s local radio ownership rule, and/or to obtain clearance for the Merger from the Antitrust Division of the Department of Justice. The unaudited pro forma condensed combined statements of operations are presented as if these transactions occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet is presented as if these transactions occurred on June 30, 2017. The pro forma condensed combined financial statements do not give effect to operating efficiencies and cost savings that may be achieved with respect to the combined entity. The unaudited pro forma condensed combined financial statements are derived from Entercom’s and CBS Radio’s respective historical consolidated financial statements for each period presented. CBS Radio’s historical consolidated financial statements have been prepared on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, assets and liabilities of CBS Radio and include allocations of expenses from CBS. As a result, CBS Radio’s historical financial statements may not necessarily reflect what its financial condition and results of operations would have been had CBS Radio been an independent, stand-alone entity during the periods presented.

These unaudited pro forma condensed combined financial statements, including the preliminary purchase price allocation, are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor is it necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. The preliminary purchase price is based on the Entercom closing share price on September 28, 2017. The actual purchase price will be based on the Entercom closing share price on the closing date of the Merger, which could differ from the current estimate.

These unaudited pro forma condensed combined financial statements and the notes thereto should be read together with the following:

(a)	Entercom’s unaudited consolidated financial statements and the notes thereto contained in Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and the audited consolidated financial statements and the notes thereto contained in Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are each incorporated by reference into this document, and

(b)	CBS Radio’s unaudited consolidated financial statements and the notes thereto as of and for the six months ended June 30, 2017 and the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016 included elsewhere in this document.

ENTERCOM AND CBS RADIO

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF JUNE 30, 2017

(in millions)

	Historical		Pro Forma
	Entercom	CBS Radio	Purchase Price Allocation		Net Divestitures (Note 5)	Other Adjustments		Combined
Assets:
Cash	$8.6	$8.6	$(3.3	) (2c)	$264.8	$—		$273.4
			(5.3	) (2c)
Accounts receivable, net of allowance for doubtful accounts	90.4	240.1	—		—	—		330.5
Prepaid expenses, deposits and other	8.5	70.0	—		—	—		78.5

Total current assets	107.5	318.7	(8.6)		264.8	—		682.4

Net property and equipment	65.3	140.0	—		(8.5)	—		196.8
Radio broadcasting licenses	811.1	2,545.4	(2,545.4	) (2g)	(230.5)	—		3,151.8
			2,571.2	(2d)
Advertiser relationships	—	—	35.0	(2e)	—	—		35.0
Goodwill	32.3	1,331.8	(1,331.8	) (2g)	(8.2)	—		607.2
			583.1	(2h)
Assets held for sale	2.8	—	—		—	—		2.8
Deferred charges and other assets, net of accumulated amortization	10.0	3.8	(2.5	) (2f)	—	—		11.3

Total assets	$1,029.0	$4,339.7	$(699.0)		$17.6	$—		$4,687.3

Liabilities:
Accounts payable	$.2	$48.6	$—		$—	$—		$48.8
Accrued expenses	24.5	49.0	(5.8	) (2g)	—	13.8	(6)	81.5

Other current liabilities	18.8	24.3	(.8	) (2g)	47.0	2.8	(6)	96.6
			(3.3	) (2c)		7.8	(6)
Long-term debt, current portion	13.6	10.6	—		—	(11.1	) (4)	18.1
						5.0	(4)

Total current liabilities	57.1	132.5	(9.9)		47.0	18.3		245.0

Long-term debt, net of current portion	447.4	1,355.6	(18.0	) (2f)	—	(447.3	) (4)	1,865.7
			40.3	(2f)		487.7	(4)
Deferred tax liabilities, net	79.7	924.2	15.4	(6)	(30.4)	(3.5	) (7)	985.4
Other long-term liabilities	27.9	62.2	(21.4	) (2g)	—	3.5	(6)	72.2

Total long-term liabilities	555.0	2,342.0	16.3		(30.4)	40.4		2,923.3

Total liabilities	612.1	2,474.5	6.4		16.6	58.7		3,168.3

Perpetual cumulative convertible preferred stock	27.7	—	—		—	(27.7	) (4)	—
Shareholders’ equity:
Preferred stock	—	—	—		—	—		—
Common stock	.4	—	1.0	(2a)	—	—		1.4
Additional paid-in capital	599.7	2,517.3	(2,517.3	) (2g)	—	2.8	(6)	1,753.5
			1,155.0	(2a)		(7.8	) (6)
			3.8	(2b)
Accumulated deficit	(210.9)	(652.1)	652.1	(2g)	1.0	(6.6	) (4)	(235.9)
						(19.4	) (6)

Total shareholders’ equity	389.2	1,865.2	(705.4)		1.0	(31.0)		1,519.0

Total liabilities and shareholders’ equity	$1,029.0	$4,339.7	$(699.0)		$17.6	$—		$4,687.3

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

ENTERCOM AND CBS RADIO

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2017

(in millions, except per share amounts)

	Historical		Pro Forma
	Entercom	CBS Radio After Reclassification (Note 3)	Purchase Accounting Adjustments		Net Divestitures (Note 5)	Other Adjustments		Combined
Net Revenues	$224.0	$555.6	$—		$(51.7)	$—		$727.9

Operating Expense:
Station operating expenses, including non-cash compensation expense	168.2	420.9	—		(42.3)	—		546.8
Depreciation and amortization expense	5.2	12.5	4.4	(2e)	—	—		22.1
Corporate general and administrative expenses, including non-cash compensation expense	19.4	24.7	—		—	—		44.1
Restructuring charges	—	7.5	—		—	—		7.5
Impairment loss	.4	—	—		—	—		.4
Merger and acquisition costs	16.1	—	—		—	(16.1	) (6)	—
Net (gain) loss on sale or disposal of assets	13.3	—	—		—	—		13.3

Total operating expense	222.6	465.6	4.4		(42.3)	(16.1)		634.2

Operating income (loss)	1.4	90.0	(4.4)		(9.4)	16.1		93.7

Net interest expense	12.1	39.1	(3.6	) (2f)	—	(12.1	) (4)	45.1
						9.6	(4)

Income (loss) before income taxes	(10.7)	50.9	(.8)		(9.4)	18.6		48.6
Income tax (benefit) provision	(7.8)	20.4	(.3	) (7)	(3.6)	1.0	(7)	9.7

Net income (loss) available to Company	(2.9)	30.5	(.5)		(5.8)	17.6		38.9
Preferred stock dividend	(1.1)	—	—		—	1.1	(4)	—

Net income (loss) available to common shareholders	$(4.0)	$30.5	$(.5)		$(5.8)	$18.7		$38.9

Net income (loss) available to common shareholders per share - Basic	$(.10)							$.28
Net income (loss) available to common shareholders per share - Diluted	$(.10)							$.27
Weighted average shares:
Basic	38.9		101.4	(2a)				140.3
Diluted	38.9		102.1	(2b)				142.0
			1.0	(2i)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

ENTERCOM AND CBS RADIO

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2016

(in millions, except per share amounts)

	Historical		Pro Forma
	Entercom	CBS Radio After Reclassification (Note 3)	Purchase Accounting Adjustments		Net Divestitures (Note 5)	Other Adjustments		Combined
Net Revenues	$460.2	$1,221.6	$—		$(126.7)	$—		$1,555.1
Operating Expense:
Station operating expenses, including non-cash compensation expense	318.7	850.5	—		(90.7)	—		1,078.5
Depreciation and amortization expense	9.8	26.1	8.8	(2e)	—	—		44.7
Corporate general and administrative expenses, including non-cash compensation expense	33.3	44.6	—		—	—		77.9
Goodwill impairment loss	—	530.1	—		—	—		530.1
Impairment loss	.2	322.7	—		—	—		322.9
Merger and acquisition costs and restructuring charges	.7	8.6	—		—	—		9.3
Other expenses related to refinancing	.6	—	—		—	—		.6
Net time brokerage agreement expense	.4	—	—		—	—		.4
Net gain on sale or disposal of assets	(1.6)	—	—		—	—		(1.6)

Total operating expense	362.1	1,782.6	8.8		(90.7)	—		2,062.8

Operating income (loss)	98.1	(561.0)	(8.8)		(36.0)	—		(507.7)

Net interest expense	36.6	16.8	54.3	(2f)	—	(36.6	) (4)	88.4
						17.3	(4)

Net loss on extinguishment of debt	10.9	—	—		—	—		10.9
Net recovery of a claim	(2.3)	—	—		—	—		(2.3)

Other (income) expense	8.6	—	—		—	—		8.6

Income (loss) before income taxes	52.9	(577.8)	(63.1)		(36.0)	19.3		(604.7)
Income tax (benefit) provision	14.8	(25.4)	(24.3	) (7)	(13.9)	7.4	(7)	(41.4)

Net income (loss) available to Company	38.1	(552.4)	(38.8)		(22.1)	11.9		(563.3)
Preferred stock dividend	(1.9)	—	—		—	1.9	(4)	—

Net income (loss) available to common shareholders	$36.2	$(552.4)	$(38.8)		$(22.1)	$13.8		$(563.3)

Net income (loss) available to common shareholders per share—Basic	$.94							$(4.03)
Net income (loss) available to common shareholders per share—Diluted	$.91							$(4.03)
Weighted average shares:
Basic	38.5		101.4	(2a)				139.9
Diluted	39.6		(1.1	) (2j)				139.9
			101.4	(2a)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

ENTERCOM AND CBS RADIO

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

(Tabular dollars in millions)

1)	BASIS OF PRESENTATION

The unaudited pro forma condensed combined financial statements give effect to the completion of the Merger, the associated refinancing of Entercom’s debt, and the planned divestitures of certain radio stations in order to comply with the FCC’s local radio ownership rule, and/or to obtain clearance for the Merger from the Antitrust Division of the Department of Justice. The Merger is being accounted for as a business combination with Entercom as the acquiror. The unaudited pro forma condensed combined statements of operations are presented as if these transactions occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet is presented as if these transactions occurred on June 30, 2017. The unaudited pro forma condensed combined financial statements are derived from Entercom’s and CBS Radio’s respective historical consolidated financial statements for each period presented. CBS Radio’s historical consolidated financial statements have been prepared on a “carve-out” basis from CBS’s consolidated financial statements using the historical results of operations, assets and liabilities of CBS Radio and include allocations of expenses from CBS. As a result, CBS Radio’s historical financial statements may not necessarily reflect what its financial condition and results of operations would have been had CBS Radio been an independent, stand-alone entity during the periods presented.

The preparation of unaudited pro forma condensed combined financial statements requires Entercom and CBS Radio management to make estimates and assumptions that affect the amounts reported in such financial statements and the notes thereto. These unaudited pro forma condensed combined financial statements, including the preliminary purchase price allocation, are presented for illustrative purposes only and do not necessarily reflect the operating results or financial position that would have occurred if the Merger had been consummated on the dates indicated, nor is it necessarily indicative of the results of operations or financial condition that may be expected for any future period or date. Accordingly, such information should not be relied upon as an indicator of future performance, financial condition or liquidity. The final purchase price will be allocated to CBS Radio’s assets acquired and liabilities assumed based upon their estimated fair values at the date of consummation of the Merger based on a comprehensive final evaluation of such assets acquired and liabilities assumed by Entercom.

Based on a preliminary review of the accounting policies of Entercom and CBS Radio, Entercom is not aware of any differences that would have a material impact on the pro forma condensed combined financial statements. After the completion of the Merger, as more information becomes available, accounting policy differences may be identified. Certain expenses included in CBS Radio’s historical consolidated statement of operations have been reclassified to conform to Entercom’s basis of presentation (See Note 3).

2)	PURCHASE PRICE ALLOCATION

In connection with the Merger, Entercom will issue 101.4 million shares in exchange for all of the outstanding shares of Radio Common Stock. In addition, approximately 3.2 million shares will be eligible for issuance in respect of equity awards held by employees of CBS Radio. The actual number of shares that will be issued in respect of such equity awards is subject to change based on the number of outstanding equity awards held by employees of CBS Radio at the time of the Merger. The purchase price is subject to adjustment based on CBS Radio’s working capital, in accordance with the terms of the Merger Agreement.

The preliminary purchase price presented below is based on the Entercom closing share price on September 28, 2017 of $11.40 per share and does not include an estimate for the potential working capital adjustment. The actual purchase price will be based on the Entercom closing share price on the closing date of the Merger, which could differ from the price presented below. A 10% increase or decrease to the Entercom share price would change the purchase price by $115.6 million.

Estimated purchase price:
Estimated fair value of Entercom shares to be exchanged (101.4 million shares at $11.40 per share):
Common stock, $.01 par value	$1.0	(2a)
Additional paid-in capital	1,155.0	(2a)
Fair value of assumed equity awards attributable to precombination services	3.8	(2b)

Total purchase price	$1,159.8

The preliminary purchase price allocation presented below is based on management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be determined upon the completion of the Merger and will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed by Entercom.

Total purchase price			$1,159.8

Estimated fair value of assets acquired
Cash	—	(2c)
Other current assets	310.1
Net property and equipment	140.0
Indefinite lived intangible assets—Radio broadcasting licenses	2,571.2	(2d)
Amortizable intangible assets—Advertiser relationships	35.0	(2e)
Other assets	1.3	(2f)
Estimated fair value of liabilities assumed
Current liabilities (excluding current portion of long-term debt)	112.0	(2c), (2g)
Long-term debt, including current portion of $10.6 million	1,388.5	(2f)
Deferred tax liabilities	939.6	(Note 6)
Other long-term liabilities	40.8	(2g)

Total identifiable net assets acquired	576.7

Excess of purchase price over net identifiable assets acquired			$583.1	(2h)

(2a)	The adjustments to common stock of $1.0 million and additional paid-in capital of $1,155.0 million reflect the issuance of 101.4 million shares of Entercom Common Stock in exchange for all of the outstanding shares of Radio Common Stock, based on the Entercom closing stock price on September 28, 2017 of $11.40 per share.
(2b)

At the time of the Merger, each outstanding restricted stock unit (“RSU”) and stock option with respect to CBS Class B Common Stock held by employees of CBS Radio will be canceled and converted into equity awards for Entercom Class A Common Stock. The conversion will be based on the ratio of the volume-weighted average per share closing prices of CBS stock on the five trading days prior to the effective date of the Merger and Entercom stock on the five trading days following the effective date of the Merger. Based on the number of RSUs and stock options held by employees of CBS Radio as of June 30. 2017, as well as the conversion ratio using the closing stock prices on September 28, 2017, 492,243 RSUs and 144,646 stock options for CBS Class B Common Stock would be converted into 2,457,761 RSUs and 722,215 stock options for Entercom Class A Common Stock. The fair value of RSUs and stock options attributable to the employees’ precombination services of $3.8 million is reflected as part of the purchase price. The fair value of the post-combination portion of the awards totaling $25.9 million will be expensed over the vesting period remaining as of the date of the Merger. The fair value of RSUs was determined based upon the market price of the CBS shares underlying the awards on September 28, 2017. The fair value of stock options was determined as of September 28, 2017 using the Black-Scholes options-pricing model.

For the six months ended June 30, 2017, weighted average diluted shares outstanding of 102.1 million includes .7 million shares for the dilutive impact of the 3.2 million RSUs and stock options for Entercom Class A Common Stock issued in exchange for RSUs and stock options for CBS Class B Common Stock held by employees of CBS Radio. The actual number of shares that will be issued in respect of such equity awards is subject to change based on the number of outstanding equity awards held by employees of CBS Radio, as well as the respective trading prices of CBS Class B Common Stock and Entercom Class A Common Stock at the time of the Merger. A 10% increase or decrease in such trading prices will have a minimal impact on the number of diluted shares outstanding and no impact on diluted earnings per share. For the year ended December 31, 2016, these RSUs and stock options are excluded from the calculation of weighted average diluted shares outstanding as their inclusion would have been antidilutive since the pro forma combined statement of operations reflected a net loss.

(2c)	The cash balance of zero reflects the following adjustments made to CBS Radio’s cash balance at June 30, 2017 in accordance with the Merger Agreement: (1) a $3.3 million cash payment from CBS Radio to CBS to settle intercompany liabilities, which were previously recorded in other current liabilities, prior to the completion of the Merger, and (2) a cash dividend payment from CBS Radio to CBS of $5.3 million, reflecting CBS Radio’s remaining cash on hand.
(2d)	Radio broadcasting licenses are intangible assets with indefinite lives and, as such, are not amortized but rather are subject to an annual fair value impairment test. The preliminary estimated fair value of each FCC license was computed using the Greenfield Discounted Cash Flow Method (“Greenfield Method”), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up station and building it up to a normalized operation using inputs that include overall advertising revenues in the relevant market, average market share, operating costs and capital expenditures. The discount rate used to present value the estimated annual cash flows over the projection period was 8.5%, the perpetual nominal growth rate used to determine the residual value at the end of the projection period was 1.0%, and the gross profit margin range was between 31.0% and 35.0%.
(2e)	For the purposes of the pro forma financial statements, advertiser relationships are assumed to be amortized on a straight-line basis over a useful life of four years. The pro forma statement of operations has been adjusted to include $4.4 million of amortization related to the advertiser relationships for the six months ended June 30, 2017 and $8.8 million for the year ended December 31, 2016. The preliminary estimated fair value of advertiser relationships was determined using the excess earnings method, which deducts economic costs, including operating expenses and contributory asset charges, from revenue expected to be generated by the advertiser relationships. These estimated cash flows are then discounted to the present value equivalent, based on a discount rate of 9.75%.
(2f)

At June 30, 2017, outstanding CBS Radio borrowings consisted of $34.5 million under a $250 million Revolving Credit Facility due 2021, $954.7 million on a senior secured Term Loan due 2023 (“CBS Radio Term Loan”), and $400 million of 7.250% Senior Notes due 2024 (collectively, “CBS Radio borrowings”). These CBS Radio borrowings will be guaranteed by Entercom upon the closing of the Merger. The pro forma adjustment to long-term debt of $18.0 million at June 30, 2017 reduces the CBS Radio Borrowings to the Target Indebtedness of $1,371.2 set forth in the Merger Agreement. The pro forma adjustment to long-term debt at June 30, 2017 of $40.3 million reflects an increase in the fair value of the CBS Radio borrowings of $17.3 million to reflect their fair value at June 30, 2017, and the reversal of unamortized deferred financing costs and original issue discount of $23.0 million that were recorded when the debt was issued. The fair value of long-term debt is estimated based on quoted market prices for similar liabilities. Additionally, $2.5 million of deferred financing costs on the Revolving Credit Facility have been removed from other assets on the pro forma combined balance sheet at June 30, 2017. A 5% increase or decrease to the fair-value of long-term debt as of June 30, 2017 would change annual interest expense by $10.3 million. The adjustment to interest expense of $3.6 million for the six months ended June 30, 2017 reflects the net impact of the removal of the amortization of deferred financing fees and original debt discount and the addition of the amortization of the fair value adjustment. For the year ended December 31, 2016, the statement of operations has been adjusted to present a full year of interest expense associated with the CBS Radio borrowings, which were originally issued in October 2016, as follows:

CBS Radio Term Loan	$42.7
7.250% Senior Notes	29.0
Revolving Credit Facility	1.8
Amortization of fair value adjustment	(2.4)
Reversal of historical interest expense	(16.8)

$54.3

Pro forma interest expense has been calculated assuming the above-mentioned Target Indebtedness on January 1, 2016, with the Term Loan balance adjusted quarterly for required principal payments at an annual rate of 1% of the initial principal amount. The interest rates on the CBS Radio Term Loan and Revolving Credit Facility are variable. For purposes of calculating the pro forma adjustment, the interest rates on the variable portion of the debt are assumed to be 4.5% on the CBS Radio Term Loan and 3.5% on the Revolving Credit Facility, which reflect the average rates that would have been in effect for the year ended December 31, 2016. A change of 1/8% in these interest rates will change annual interest expense by approximately $1.2 million.

(2g)	Adjustments reflect the reversal of historical CBS Radio goodwill of $1,331.8 million, radio broadcasting licenses of $2,545.4 million, additional paid in capital of $2,517.3 million and accumulated deficit of $652.1 million, as well as accrued interest of $5.8 million which will be assumed by CBS, and deferred rent, of which $.8 million was reversed from other current liabilities and $21.4 million was reversed from other long-term liabilities.
(2h)	The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill.
(2i)	The adjustment of 1.0 million shares reflects the dilutive impact of Entercom’s outstanding equity awards. Such impact was excluded from Entercom’s historical results as their inclusion would have been anti-dilutive since Entercom reported a net loss for the six months ended June 30, 2017.
(2j)	For purposes of the pro forma condensed combined statement of operations for the year ended December 31, 2016, the dilutive impact of Entercom’s outstanding equity awards of 1.1 million shares has been reversed from weighted average diluted shares outstanding as their inclusion would have been anti-dilutive since the pro forma condensed combined statement of operations reflected a net loss.

3)	RECLASSIFICATION ADJUSTMENTS

The tables below present adjustments to reclassify certain expenses from the statements of operations of CBS Radio for the six months ended June 30, 2017 and the year ended December 31, 2016 to conform to Entercom’s basis of presentation.

Six Months Ended June 30, 2017	Historical CBS Radio Before Reclassification	Reclassification	Historical CBS Radio After Reclassification
Operating expenses	$193.9	$(193.9)	$—
Selling, general and administrative expenses	251.7	(251.7)	—
Station operating expenses, including non-cash compensation expense	—	420.9	420.9
Corporate general and administrative expenses, including non-cash compensation expense	—	24.7	24.7

Net adjustments	$445.6	$—	$445.6

Year Ended December 31, 2016	Historical CBS Radio Before Reclassification	Reclassification	Historical CBS Radio After Reclassification
Operating expenses	$397.7	$(397.7)	$—
Selling, general and administrative expenses	497.4	(497.4)	—
Station operating expenses, including non-cash compensation expense	—	850.5	850.5
Corporate general and administrative expenses, including non-cash compensation expense	—	44.6	44.6

Net adjustments	$895.1	$—	$895.1

Station operating expenses consist of direct costs of operating individual radio stations, primarily employee compensation, programming and promotional expenses. Corporate general and administrative expenses consist of corporate overhead costs and those costs not specifically allocable to the individual radio stations.

4)	ENTERCOM DEBT REFINANCING

At June 30, 2017, Entercom’s outstanding debt consisted of $458.0 million outstanding under the historical Term Loan and $9.5 million outstanding under its revolving credit facility.

In connection with the Merger, on March 3, 2017, CBS Radio amended its existing senior secured credit facility to create a tranche of Term B-1 Loans in an aggregate principal amount not to exceed $500 million (the “Term B-1 Loans”). The Term B-1 Loans are expected to be funded substantially concurrently with the closing date of the Merger, subject to customary closing conditions. Proceeds from the Term B-1 Loans of $492.7 million, which are net of debt issuance costs of $7.3 million, are expected to be used by Entercom as follows (collectively, “Entercom debt refinancing”):

Repayment of historical Term Loan/Revolver	$465.0
Redemption of convertible preferred stock	27.7

Total	$492.7

The pro forma adjustments for the Term B-1 Loans include an addition to current portion of long-term debt of $5.0 million, reflecting required quarterly principal payments at an annual rate of 1% of the initial principal balance on the Term Loan, and an addition of $487.7 million for the remaining long-term portion.

The pro forma adjustment to reflect the repayment of the historical Term Loan includes the write-off of Entercom’s historical debt issuance costs of $6.6 million, resulting in total net adjustments of $458.4 million, of which $11.1 million reduces the current portion of long-term debt and $447.3 million reduces the long-term portion. At June 30, 2017, Entercom’s outstanding indebtedness included $2.5 million that is expected to be repaid by Entercom with future operating cash flows prior to the closing of the Merger and $.1 million of other debt, primarily capital leases. The repayment of this portion of the debt has not been reflected in the pro forma combined balance sheet.

The pro forma adjustments to interest expense for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, reflect the removal of $12.1 million and $36.6 million of historical interest expense associated with Entercom’s historical borrowings, and the addition of interest expense of $9.6 million and $17.3 million on the $500 million Term B-1 Loans. The estimated interest expense, including amortization of deferred financing costs, is presented as if the Entercom debt refinancing occurred on January 1, 2016. The interest rate on the Term B-1 Loans is variable and for purposes of calculating the pro forma adjustment is assumed to be 3.7% for the six months ended June 30, 2017 and 3.2% for the year ended December 31, 2016, which reflects the average rate that would have been in effect for each of these periods. A change of 1/8% in the interest rate will change interest expense for the six months ended June 30, 2017 and the year ended December 31, 2016 by approximately $.3 million, and $.6 million, respectively.

The pro forma statements of operations for the six months ended June 30, 2017 and the year ended December 31, 2016 also include adjustments to reverse $1.1 million and $1.9 million, respectively, of preferred stock dividends due to the redemption of the convertible preferred stock.

5)	DIVESTITURES

As a result of the Merger, Entercom will own radio stations in seven markets in excess of the limits set forth in the FCC’s local radio ownership rule. In order to comply with this FCC rule, and/or to obtain clearance for the Merger from the Antitrust Division of the U.S. Department of Justice, Entercom has proposed to divest a total of 19 radio stations in such markets, consisting of eight Entercom stations and 11 CBS Radio stations. In connection with such proposed divestitures, as of October 10, 2017, Entercom has entered into a binding agreement with Educational Media Foundation for the sale of stations in three markets: Los Angeles, San Diego and Wilkes Barre. In addition, Entercom has reached preliminary, non-binding agreements with other third parties who will either acquire or operate stations in the remaining four markets.

As a result of these transactions (collectively, the “divestiture transactions”), Entercom anticipates that it will receive $264.8 million in gross cash proceeds in addition to 11 stations in three markets. Entercom cannot guarantee that the non-binding agreements will result in binding agreements or generate the anticipated level of gross cash proceeds. The cash received is expected to be used to repay a portion of Entercom’s indebtedness and for the purchase of additional radio stations. To the extent that any radio stations required to be divested are not divested to third parties as of the closing of the Merger, the stations will be transferred to a divestiture trust, and CBS and Entercom have proposed measures to ensure that these stations will be held separately until they are divested to third parties following the closing of the Merger.

The unaudited pro forma condensed combined balance sheet is presented as if the divestiture transactions occurred on June 30, 2017. The unaudited pro forma condensed combined statements of operations are presented as if the divestiture transactions occurred on January 1, 2016.

The adjustments to reflect the divestiture transactions in the pro forma condensed combined balance sheet include the reversal of the assets of the 19 stations expected to be divested, net of the addition of the assets of the 11 stations expected to be received in the swap transactions, as well as the receipt of cash of $264.8 million. The assets of the eight Entercom stations expected to be divested have been removed at their historical carrying values. The resulting gain of $1.0 million is reflected as an adjustment to “Accumulated deficit” on the pro forma condensed combined balance sheet. The assets of the 11 CBS Radio stations expected to be divested have been removed at their estimated fair values. The assets of the 11 radio stations expected to be received in the swap transactions have been recorded at their estimated fair values. The adjustments also include a $47.0 million increase to taxes payable in “Other current liabilities” and a $30.4 million decrease to “Deferred tax liabilities, net” to reflect the tax impacts of the divestiture transactions.

The adjustments to reflect the divestiture transactions in the pro forma condensed combined statements of operations include the net impact of the reversal of the operations of the 19 stations to be divested and the addition of the operations of the 11 stations to be received in the swap transactions for each of the periods reflected, as well as the related tax impact (see Note 7). The tables below present the revenues and operating income for the six months ended June 30, 2017 and the year ended December 31, 2016 for radio stations expected to be divested and those expected to be received in swap transactions.

Six Months Ended June 30, 2017	Stations Expected to be Received	Stations Expected to be Divested	Net Divestitures
Net revenues	$19.4	$71.1	$(51.7)
Station operating expenses, including non-cash compensation expense	10.1	52.4	(42.3)

Operating income	$9.3	$18.7	$(9.4)

Year Ended December 31, 2016	Stations Expected to be Received	Stations Expected to be Divested	Net Divestitures
Net revenues	$39.7	$166.4	$(126.7)
Station operating expenses, including non-cash compensation expense	19.7	110.4	(90.7)

Operating income	$20.0	$56.0	$(36.0)

6)	ENTERCOM MERGER-RELATED ACTIVITY

Entercom expects to incur approximately $13.8 million of transaction costs related to the Merger after June 30, 2017 but prior to the closing of the Merger. Such costs are reflected in the pro forma condensed combined balance sheet as an adjustment to “Accrued expenses”. Additionally, the Merger is expected to result in the payment of severance to certain CBS Radio executives pursuant to the terms of their respective employment arrangements. The pro forma condensed combined balance sheet includes adjustments of $2.8 million in “Other current liabilities” and $3.5 million in “Other long-term liabilities” for the related severance payments and $2.8 million in “Additional paid in capital” for the accelerated vesting of stock based compensation. The net adjustment to “Accumulated deficit” of $19.4 million reflects the net impact from the above-mentioned merger costs and related tax benefit. The “Merger and acquisition costs” of $16.1 million incurred by Entercom during the six months ended June 30, 2017 have been removed from the pro forma statement of operations because they are non-recurring charges directly related to the Merger.

On July 28, 2017, as permitted under the Merger Agreement, Entercom declared a special one-time dividend of $.20 per share payable on August 30, 2017 to shareholders of record on August 15, 2017. The total dividend of $7.8 million is reflected in the pro forma condensed combined balance sheet as an adjustment to “Other current liabilities” and “Additional paid in capital.”

7)	INCOME TAXES

Net adjustments to “Income tax (benefit) provision” of $(2.9) million and $(30.8) million for the six months ended June 30, 2017 and the year ended December 31, 2016, respectively, reflect the aggregate pro forma income tax effects of the adjustments to the pro forma statements of operations, excluding the reversal of the “Merger and acquisition costs” incurred by Entercom during the six months ended June 30, 2017 (see Note 6) as these are not tax deductible. The adjustments to “Deferred tax liabilities, net” reflect an increase of $15.4 million for the impact of the fair value adjustments described in Note 2, a decrease of $30.4 million for the impact of the divestiture transactions described in Note 5, and a decrease of $3.5 million for the impact of the severance described in Note 6. The pro forma adjustments to “Income tax (benefit) provision” and “Deferred tax liabilities, net” were determined based on an assumed tax rate of Entercom and CBS Radio for the six months ended June 30, 2017 and the year ended December 31, 2017 of 38.4% and 38.5%, respectively, which reflect the pro forma marginal statutory tax rates for each of these periods.

In addition, based on Entercom’s closing share price on September 28, 2017 of $11.40, Entercom currently expects to have the ability to fully utilize its net operating losses (“NOLs”), prior to expiration, after the consummation of the Merger; however, such ability may be limited based on Entercom’s market value at the closing of the Merger. Management estimates that an Entercom share price of approximately $10.50 would begin to limit Entercom’s ability to fully utilize its NOLs. A 10% decrease to this share price to $9.45 would decrease the NOLs available to be utilized by approximately $29 million, which represents 10% of the estimated total NOLs at the time of the Merger.

8)	ITEMS NOT INCLUDED IN THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements do not include pro forma adjustments for the following:

•	Any operating efficiencies and cost savings that may be achieved with respect to the combined company. Entercom currently estimates that such synergies will result in annual cost savings of approximately $25 million, primarily related to the consolidation of corporate overhead costs and cost savings in local markets in which Entercom and CBS Radio overlap.

•	The CBS Radio Term Loan and Term B-1 Loans require annual prepayments based on 50% of the Excess Cash Flow generated during the prior fiscal year, subject to certain step-downs based on consolidated net secured leverage ratio. Excess cash flow is defined in the Credit Agreement and reflects net cash flow from operating activities, less payments for capital expenditures, investments (including acquisitions), the reduction of debt, and dividends and other restricted payments (“Excess Cash Flow”). The pro forma financial statements do not reflect estimates of required Excess Cash Flow prepayments or optional prepayments of the CBS Radio Term Loan.

HISTORICAL PER SHARE DATA, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following table sets forth certain historical and pro forma per share data for Entercom. The historical data have been derived from and should be read together with the unaudited consolidated financial statements and related notes contained in Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017 and the audited consolidated financial statements of Entercom and related notes thereto contained in Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are each incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.” The pro forma data have been derived from the unaudited pro forma condensed combined financial statements of Entercom and CBS Radio included elsewhere in this document.

This comparative historical and pro forma per share data is being provided for illustrative purposes only. Entercom may have performed differently had the Transactions occurred prior to the periods presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had Entercom and CBS Radio been combined during the periods presented or of the future results or financial condition of Entercom to be achieved following the Transactions.

	Six Months Ended June 30, 2017	Year Ended December 31, 2016
	(shares in millions)
Net income (loss) available to common shareholders per share:
Historical:
Basic	$(.10)	$.94
Diluted	$(.10)	$.91

Pro forma: (a)
Basic	$.28	$(4.03)
Diluted	$.27	$(4.03)

Weighted average common shares outstanding:
Historical:
Basic	38.9	38.5
Diluted	38.9	39.6

Pro forma:
Basic	140.3	139.9
Diluted	142.0	139.9
(a)	The pro forma basic and diluted net loss available to common shareholders per share of Entercom for the year ended December 31, 2016 includes impairment losses of $853.0 million ($723.2 million, net of tax), or $5.17 per basic and diluted share.

Historical Common Stock Market Price and Dividend Data

Historical market price data for CBS Radio has not been presented as it is currently operated by CBS and there is no established trading market for Radio Common Stock separate from CBS Common Stock.

Shares of CBS Class B Common Stock currently trade on the NYSE under the symbol “CBS.” On February 1, 2017, the last trading day before the announcement of the Transactions, the last sale price of CBS Class B Common Stock reported by the NYSE was $64.60. On October 18, 2017, the last trading day prior to the date of this document, the last sale price of CBS Class B Common Stock reported by the NYSE was $56.96.

Shares of Entercom Common Stock currently trade on the NYSE under the symbol “ETM.” On February 1, 2017, the last trading day before the announcement of the Transactions, the last sale price of Entercom Class A Common Stock reported by the NYSE was $14.15. On October 18, 2017, the last trading day prior to the date of this document, the last sale price of Entercom Class A Common Stock reported by the NYSE was $11.80.

The following table sets forth the high and low sale prices of CBS Class B Common Stock according to the Wall Street Journal and Entercom Common Stock according to Bloomberg L.P. on the NYSE for the periods indicated as well as the dividends per share paid by CBS to holders of CBS Class B Common Stock and Entercom to holders of Entercom Class A Common Stock for these periods. The quotations are as reported in CBS’s annual report on Form 10-K for the year ended December 31, 2016 and Entercom’s annual report on Form 10-K for the year ended December 31, 2016, which are incorporated by reference into this document. See “Where You Can Find More Information; Incorporation By Reference.”

	CBS Per Share Dividends	CBS Class B Common Stock		Entercom Per Share Dividends		Entercom Class A Common Stock
		High	Low			High	Low
Year Ended December 31, 2017
First Quarter	$.18	$69.60	$61.95	$.075		$16.55	$13.55
Second Quarter	$.18	$70.10	$59.72	$.075		$14.38	$9.60
Third Quarter	$.18	$68.75	$56.91	$.275	(1)	$11.65	$9.45
Fourth Quarter (through October 18, 2017)	$.18	$60.28	$56.22	$—		$12.40	$11.40
Year Ended December 31, 2016
First Quarter	$.15	$55.38	$41.36	$—		$12.09	$8.88
Second Quarter	$.15	$57.89	$50.53	$.075		$13.93	$10.39
Third Quarter	$.18	$58.22	$48.88	$.075		$14.94	$12.65
Fourth Quarter	$.18	$65.09	$54.35	$.075		$16.45	$12.45
Year Ended December 31, 2015
First Quarter	$.15	$63.71	$52.94	$—		$13.09	$11.16
Second Quarter	$.15	$63.95	$55.21	$—		$13.33	$11.00
Third Quarter	$.15	$56.39	$38.51	$—		$11.99	$9.62
Fourth Quarter	$.15	$52.18	$38.76	$—		$12.45	$9.75
Year Ended December 31, 2014
First Quarter	$.12	$68.10	$55.71	$—		$11.47	$8.96
Second Quarter	$.12	$63.96	$55.01	$—		$11.11	$9.87
Third Quarter	$.15	$65.24	$53.49	$—		$11.33	$8.03
Fourth Quarter	$.15	$56.67	$48.83	$—		$12.77	$7.86

(1)	Includes a special one-time cash dividend of $0.20 per share paid on August 30, 2017.

Entercom Dividend Policy

On each of May 25, 2016, August 15, 2016, November 7, 2016, February 8, 2017, May 10, 2017 and July 28, 2017, Entercom’s board of directors declared a cash dividend of $.075 per share. The dividends were paid on June 15, 2016, September 15, 2016, December 15, 2016, March 15, 2017, June 15, 2017 and September 15, 2017, respectively. Additionally, on July 28, 2017, Entercom announced, as permitted under the Merger Agreement, a special one-time cash dividend of $0.20 per share, which was paid on August 30, 2017.

Pursuant to the Merger Agreement, until the earlier of the termination of the Merger Agreement or the consummation of the Merger, Entercom has agreed not to declare or pay any dividends or make other distributions in respect of any shares of its capital stock (whether in cash, securities or property), except for the declaration and payment of (a) regular quarterly cash dividends not in excess of (i) $.125 per share of Entercom Common Stock and (ii) pursuant to the terms of the preferred stock of Entercom, par value $0.01 per share; and (b) cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by Entercom. The special one-time cash dividend of $0.20 per share is an exception under the Merger Agreement to the restrictions on payment of dividends.

CBS Dividend Policy

Under CBS’s Restated Articles of Incorporation, as amended, the CBS board of directors has the authority to determine the quarterly dividend rate. CBS has paid uninterrupted quarterly dividends since October 1, 2003. A quarterly dividend of $.18 was paid on January 1, 2017, April 1, 2017, July 1, 2017 and October 1, 2017.

THE TRANSACTIONS

On February 2, 2017, CBS and Entercom, along with CBS Radio and Merger Sub, entered into the Merger Agreement, and CBS and CBS Radio entered into the Separation Agreement, which together provide for the combination of Entercom’s business and CBS’s radio business. Prior to February 2, 2017, CBS had transferred, or had caused its subsidiaries to transfer, to CBS Radio substantially all of the assets and liabilities of CBS’s radio business, as provided in the Separation Agreement.

Prior to the Merger, CBS, certain of its subsidiaries and CBS Radio will complete the Radio Reorganization. CBS Broadcasting, the owner of all of the Radio Existing Common Stock, will distribute all of the Radio Existing Common Stock to Westinghouse. Westinghouse will then distribute all of the Radio Existing Common Stock to CBS. Following the consummation of the Internal Distributions, CBS Radio will then effect the Stock Split.

Following the consummation of the Radio Reorganization, CBS will consummate an offer to exchange all of the outstanding shares of the Radio Common Stock for outstanding shares of CBS Class B Common Stock. CBS anticipates that the final exchange ratio will be set by the Pricing Mechanism such that the exchange offer will be fully- or over-subscribed by holders of CBS Class B Common Stock. Subject to the terms and conditions of the Merger Agreement and the Separation Agreement, in the event that holders of CBS Class B Common Stock subscribe for less than all of the outstanding shares of Radio Common Stock held by CBS in the exchange offer (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), CBS will distribute the remaining outstanding shares of the Radio Common Stock held by CBS in the Spin-Off, which, if necessary, and together with the exchange offer, is referred to in this document as the Final Distribution. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer.

Immediately after the consummation of the Final Distribution, Merger Sub will merge with and into CBS Radio, with CBS Radio surviving as a wholly owned subsidiary of Entercom. Immediately after the Merger, all outstanding shares of Radio Common Stock will be converted into the right to receive an equal number of shares of Entercom Class A Common Stock, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.” Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate, subject to potential adjustment under limited circumstances as described in the section entitled “The Merger Agreement—Merger Consideration.” Following the Merger, Entercom will contribute all of the issued and outstanding equity interests of Entercom Radio, LLC to CBS Radio, such that Entercom Radio, LLC will become a wholly owned subsidiary of CBS Radio. Entercom Radio, LLC will then repay its debts under the Entercom Credit Agreement.

Entercom will issue 101,407,494 shares of Entercom Class A Common Stock in the Merger. In addition, the parties estimate that approximately 3,179,976 shares will be eligible for issuance in respect of equity awards held by employees of CBS Radio in consideration of the replacement of their restricted stock units and stock options in CBS with those of Entercom. With respect to equity awards held by employees of CBS Radio, Entercom will convert outstanding options and restricted stock units in respect of CBS Class B Common Stock into options and restricted stock units, respectively, in respect of Entercom Class A Common Stock. For additional information, see “The Merger Agreement—Treatment of Specified CBS Compensatory Equity-Based Awards Held by Current CBS Radio Employees.”

In connection with the entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, the Radio Financing, which consists of up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement, the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

After the Merger, Entercom will own and operate CBS’s radio business through a wholly owned subsidiary, and will also continue to own and operate its current businesses. Entercom Class A Common Stock issued in the Merger will be listed on the NYSE under the current trading symbol for Entercom Class A Common Stock, “ETM.”

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1 Radio Reorganization

At the time of the signing of the Merger Agreement on February 2, 2017, CBS directly owned 100% of the equity of Westinghouse, Westinghouse directly owned 100% of the equity of CBS Broadcasting and CBS Broadcasting directly owned 100% of the equity of CBS Radio. CBS Broadcasting will distribute all of the outstanding equity of CBS Radio to Westinghouse. Westinghouse will then distribute all of the outstanding equity of CBS Radio to CBS. CBS Radio will then (a) take all necessary actions to ensure that the Radio Series 1 Common Stock and Radio Series 2 Common Stock are combined into a single class of Radio New Common Stock, par value $0.01 per share, (b) authorize the issuance of at least 101,407,494 shares of Radio Common Stock and (c) effect a stock split of the outstanding shares of Radio New Common Stock, as a result of which, as of immediately prior to the effective time of the Final Distribution, 101,407,494 shares of Radio New Common Stock will be issued and outstanding, all of which will be owned directly by CBS.

Step 2 Final Distribution—Exchange Offer and, if necessary, Spin-Off

CBS will offer to holders of CBS Class B Common Stock the right to exchange all or a portion of their shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer. Participation in the exchange offer is voluntary, and it is expected that CBS, CBS Radio and Entercom will not make any recommendation about whether holders of CBS Common Stock should participate in the exchange offer.

If the exchange offer is consummated but is not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), CBS will distribute the remaining outstanding shares of Radio Common Stock held by CBS in the Spin-Off on a pro rata basis to holders of CBS Common Stock whose shares remain outstanding after consummation of the exchange offer, based on the relative economic interest of each such holder in the number of total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Such Spin-Off distribution, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in any Spin-Off distribution. Any holder of CBS Common Stock who validly tenders (and does not properly withdraw) shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will waive their rights with respect to such validly tendered shares of CBS Class B Common Stock (but not with respect to any other shares that are not validly tendered or validly tendered and validly withdrawn in the exchange offer) to receive, and forfeit any rights to, shares of Radio Common Stock distributed in the Spin-Off. The Spin-Off will only occur if the exchange offer is consummated but not fully subscribed (or if the exchange offer is consummated but not all of the shares of Radio Common Stock held by CBS are exchanged due to the upper limit being in effect), meaning that not all the outstanding shares of Radio Common Stock held by CBS will be distributed in the exchange offer. If there is a Spin-Off, the exchange agent will calculate the exact number of shares of Radio Common Stock not exchanged in the exchange offer and to be distributed on a pro rata basis, and the number of shares of Entercom Class A Common Stock into which the remaining shares of Radio Common Stock will be converted in the Merger will be transferred to holders of CBS Common Stock (after giving effect to the consummation of the Final Distribution) as promptly as practicable thereafter.

The exchange agent will hold, for the account of the relevant holders of CBS Common Stock, the global certificate(s) representing all of the outstanding shares of Radio Common Stock, pending the consummation of the Merger. Shares of Radio Common Stock will not be able to be traded during this period.

Step 3 Merger

Immediately after the Final Distribution, Merger Sub will merge with and into CBS Radio, whereby the separate corporate existence of Merger Sub will cease and CBS Radio will continue as the surviving company and as a wholly owned subsidiary of Entercom. In the Merger, each outstanding share of Radio Common Stock will be converted into the right to receive one share of Entercom Class A Common Stock, as described in the section of this document entitled “The Merger Agreement—Merger Consideration.”

Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate, subject to potential adjustment under limited circumstances as described in the section entitled “The Merger Agreement—Merger Consideration.”

Step 4 Contribution of Entercom Radio, LLC to CBS Radio

Following the Merger, Entercom will contribute all of the issued and outstanding equity interests of Entercom Radio, LLC to CBS Radio, such that Entercom Radio, LLC will become a wholly owned subsidiary of CBS Radio. Entercom Radio, LLC is a subsidiary of Entercom and owns and operates the radio stations of Entercom.

Step 5 Incurrence of Debt

In connection with the entry into the Merger Agreement, CBS Radio entered into the Commitment Letter with the Commitment Parties, pursuant to which the Commitment Parties committed to provide, subject to customary closing conditions, the Radio Financing, which consists of up to $500 million of senior secured term loans as an additional tranche under the Radio Credit Agreement, the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Transactions. CBS Radio expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and the Contribution and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

After completion of all of the steps described above, Entercom’s wholly owned subsidiary, CBS Radio, will hold CBS’s radio business. Immediately after consummation of the Merger, approximately 72% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of CBS Common Stock, including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, and approximately 28% of the outstanding shares of Entercom Common Stock are expected to be held by pre-Merger holders of Entercom Common Stock, including Entercom employees who held Entercom stock-based compensation rights, on a fully diluted basis in the aggregate, subject to potential adjustment under limited circumstances as described in the section entitled “The Merger Agreement—Merger Consideration.” In connection with the Transactions, Entercom, Merger Sub, CBS and/or CBS Radio, or their applicable subsidiaries, have entered into or will enter into the Ancillary Agreements relating to, among other things, certain tax matters, the provision of certain transition services and digital services during a transition period following the consummation of the Transactions and licensing of certain intellectual property. See “Other Agreements and Other Related Party Transactions.”

Determination of Number of Shares of Radio Common Stock to be Distributed to Holders of CBS Class B Common Stock

CBS is offering to exchange all shares of Radio Common Stock for shares of CBS Class B Common Stock validly tendered and not properly withdrawn. CBS Radio will authorize the issuance of a number of shares of Radio Common Stock such that there will be 101,407,494 shares of Radio Common Stock outstanding immediately prior to the effective time of the Merger.

No Fractional Shares; Exchange of Certificates

In the conversion of shares of Radio Common Stock into the right to receive shares of Entercom Class A Common Stock, no fractional shares of Entercom Class A Common Stock will be delivered to holders of Radio Common Stock in the Merger. All fractional shares of Entercom Class A Common Stock that a holder of shares of Radio Common Stock would otherwise be entitled to receive as a result of the Merger will be aggregated by Entercom’s transfer agent. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger, in the open market or otherwise as reasonably directed by CBS, and in no case later than 10 business days after the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger.

Upon consummation of the Merger, all shares of Radio Common Stock, other than the shares owned by Entercom as a result of the conversion of Merger Sub common stock, par value $0.01 per share, into Radio Common Stock at the effective time of the Merger, will no longer be outstanding and will automatically be cancelled and retired. See “Merger Agreement—Merger Consideration.” Prior to the Merger, Entercom will deposit with the transfer agent the certificates or book-entry authorizations representing the shares of Entercom Class A Common Stock issuable in the Merger.

Background of the Transactions

Each of the Entercom board of directors and the CBS board of directors, together with their senior management, regularly review and assess their various businesses, strategies and objectives and regularly evaluate pursuing various strategic and financial options, including potential dispositions of non-core businesses, in each case with the goal of enhancing stockholder value. From time to time, David Field, President and Chief Executive Officer of Entercom and Joseph Ianniello, Chief Operating Officer of CBS would have discussions regarding the radio industry, their respective businesses, and potential strategic transactions involving Entercom and the CBS Radio business, including a potential combination transaction involving all of CBS Radio as well as subsets of its radio station assets.

As part of these ongoing efforts, during late 2015 and early 2016, the CBS board of directors reviewed and discussed a number of potential strategic options for CBS Radio, including (i) retaining CBS Radio; (ii) consummating an initial public offering of up to 20% of the shares of CBS Radio, followed by the subsequent separation of CBS Radio, which could be effected through a tax-free split-off or other transaction; (iii) separating CBS Radio through a Reverse Morris Trust transaction; and (iv) selling CBS Radio for cash. Based on the expected strategic and financial benefits of separating CBS Radio from CBS’s other businesses, the CBS board of directors expressed support for CBS’s management to publicly announce that CBS was exploring strategic options for CBS Radio.

On March 15, 2016, as a result of such a review of these opportunities by the CBS board of directors, together with senior management, CBS publicly announced that it was exploring strategic options for CBS Radio (the “Exploration Announcement”). Following the Exploration Announcement, over the next several months, a number of third parties contacted representatives of CBS to express interest in a possible transaction involving CBS Radio.

On April 1, 2016, representatives of CBS met with representatives of Wachtell, Lipton, Rosen & Katz (“Wachtell”), CBS’s outside legal counsel, to begin preparing a registration statement for a potential initial public offering of CBS Radio. Thereafter until February 2, 2017, CBS’s management and outside advisors continued to engage in activities to prepare for the potential initial public offering of CBS Radio, while also continuing to explore other strategic options for CBS Radio on a parallel track, including potential third-party transactions.

On April 6, 2016, Andrew Sutor, Entercom’s Senior Vice President and General Counsel had telephonic discussions with representatives of Latham & Watkins LLP (“Latham”), Entercom’s outside legal counsel, regarding preliminary considerations in connection with separate potential business combination transactions involving CBS or another radio station operator, which we refer to as Party A.

On April 8, 2016, Mr. Field had telephonic discussions with a member of senior management of Party A regarding a potential business combination transaction between Entercom and Party A.

On April 20, 2016, Mr. Field, Stephen F. Fisher, Entercom’s Executive Vice President and Chief Financial Officer, Mr. Sutor and Pat Cunnane, Entercom’s Vice President – Finance, met with representatives of Morgan Stanley & Co., LLC (“Morgan Stanley”), Entercom’s financial advisor, to discuss possible options and strategies in connection with potential business combination transactions involving CBS or Party A. In choosing a financial advisor, Entercom’s board of directors and management discussed a number of potential internationally recognized financial services firms and, after consideration and discussion, Entercom selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in the media industry and its knowledge of Entercom’s business and affairs.

On April 26, 2016, in response to the Exploration Announcement, Mr. Field contacted Mr. Ianniello to discuss a potential business combination transaction between CBS Radio and Entercom. Mr. Field proposed that representatives of CBS and Entercom meet in person to discuss the benefits of a possible transaction.

On May 9, 2016, Mr. Field met with a member of Party A’s senior management to continue discussions regarding the possibility of a business combination transaction between Entercom and Party A.

On May 11, 2016, Mr. Field and Mr. Ianniello had discussions to assess each party’s considerations regarding a possible strategic transaction between Entercom and CBS Radio.

On May 12, 2016, the Entercom board of directors held a regularly scheduled meeting at which Entercom’s senior management and representatives of Morgan Stanley were present and participated. At this meeting, Entercom’s senior management and the representatives of Morgan Stanley reviewed the potential business combination transactions with Party A and CBS Radio for the Entercom board of directors and discussed possible transaction structures and considerations. Following the initial high level discussions in April and May 2016 between Entercom and Party A, there were no further discussions between the two companies regarding a possible strategic transaction.

On May 24, 2016, Mr. Ianniello, Bryon Rubin, Executive Vice President of Corporate Development at CBS, Mr. Field and Mr. Fisher met in person and discussed each other’s respective businesses, their views on the U.S. radio broadcasting industry and the benefits of a possible transaction, including potential synergies. Representatives of Goldman Sachs, financial advisor to CBS, and Morgan Stanley also attended this meeting.

On May 26, 2016, the CBS board of directors met at a regularly scheduled meeting. At the meeting, representatives of CBS’s senior management updated the directors on the CBS Radio strategic exploration process. Management reviewed with the directors the strategic rationale for the proposed separation of CBS Radio, including the disposition of a non-core business, the reduction in CBS’s reliance upon advertising revenues and the ability to effect a tax-efficient disposition in certain circumstances. The directors further discussed various options for effecting a separation of CBS Radio and the risks and benefits of each such option. Following discussion, the CBS board of directors formed a committee of directors, composed of Joseph A. Califano, Jr., Gary L. Countryman, Charles K. Gifford and Leslie Moonves (the “CBS Divestiture Committee”), to determine the form, structure, terms and conditions of any potential transaction involving CBS Radio.

On June 3, 2016, CBS and Entercom entered into a mutual confidentiality agreement to permit the provision of non-public information to one another. Following execution of the confidentiality agreement and until September 20, 2016, representatives of CBS and Entercom participated in a series of telephonic discussions in order to discuss, among other things, due diligence information on CBS Radio, possible transaction structures and the potential terms and benefits of a transaction.

On June 6, 2016, Mr. Field and Mr. Ianniello had discussions regarding Entercom and CBS Radio’s respective businesses and the benefits of a possible transaction.

During June and July 2016, at CBS’s direction, Goldman Sachs contacted other potential counterparties to determine their interest in a potential transaction involving CBS Radio. During this period, potential counterparties executed confidentiality agreements with CBS. Following execution of the confidentiality agreements, CBS participated in a series of telephonic discussions with representatives of these companies in order to discuss, among other things, due diligence information on CBS Radio, transaction structures and the potential terms and benefits of a transaction.

On July 8, 2016, CBS Radio filed with the SEC an initial draft of a Registration Statement on Form S-1 with respect to the possible initial public offering of up to 20% of the outstanding common stock of CBS Radio (the “IPO Registration Statement”). Thereafter, until February 2, 2017, CBS’s management and outside advisors continued to engage in activities to prepare for the potential initial public offering of CBS Radio while also continuing to explore other strategic options for CBS Radio on a parallel track, including potential third-party transactions.

On July 12, 2016, CBS delivered a preliminary non-binding term sheet to Entercom that proposed a strategic combination between Entercom and CBS Radio to be effected through a Reverse Morris Trust transaction that would result in a pro forma relative share ownership of the combined company of approximately 80% for participating CBS holders and approximately 20% for Entercom holders on a fully diluted basis. CBS’s non-binding term sheet also proposed, among other things, that Entercom would collapse its existing dual-class stock structure and the board of directors of the combined company would consist of four directors selected by CBS and two directors selected by Entercom. Following delivery of the non-binding term sheet, representatives of Morgan Stanley and Goldman Sachs had a series of telephonic discussions regarding certain of the terms and conditions in the non-binding term sheet and the contemplated process in connection with Entercom’s response thereto.

On July 20, 2016, the Entercom board of directors held a regularly scheduled meeting at which Entercom’s senior management was present and participated. At this meeting Mr. Field discussed the possible strategic transaction with CBS, noting that, subsequent to the Entercom board of directors’ May 12 meeting, on May 24,

2016, representatives of Entercom met with CBS executives in New York to discuss a possible transaction. Mr. Field also reviewed the non-binding term sheet delivered by CBS on July 12, 2016 and the Entercom board of directors discussed certain material issues related thereto and proposed responses, including Joseph and David Field’s unwillingness to eliminate or modify Entercom’s existing dual-class stock structure. The Entercom board of directors provided guidance on the possible responses to the terms proposed by CBS and was supportive of Entercom’s management continuing a dialogue with CBS.

On July 22, 2016, Entercom delivered a revised non-binding term sheet to CBS. Entercom proposed that existing Entercom shareholders would own a greater proportion of the combined company than proposed by CBS’s non-binding term sheet. Entercom also proposed, among other things, that Entercom would maintain its existing dual-class stock structure with certain members of the Field family converting a sufficient number of shares of Entercom Class B Common Stock into an equal number of shares of Entercom Class A Common Stock in order to qualify the transaction as a Reverse Morris Trust transaction, that the board of directors of the combined company would consist of four directors selected by Entercom, two directors selected by CBS and one mutually selected director, that David Field would be CEO of the combined company, and that Entercom be permitted to pay a special dividend of up to $1.00 per share to its shareholders prior to the closing of any transaction. During the following week, representatives of Morgan Stanley and Goldman Sachs had a series of telephonic discussions regarding certain of the terms and conditions in the non-binding term sheet.

On July 26, 2016, the CBS board of directors met at a regularly scheduled meeting. At the meeting, CBS’s senior management updated the directors on the status of the CBS Radio strategic exploration process. The directors discussed the expected timeline for an initial public offering of up to 20% of the outstanding common stock of CBS Radio, as well as the status of other potential third-party transactions. In addition, the directors discussed the benefits of incurring indebtedness at a CBS Radio subsidiary in connection with the various strategic options being considered and then distributing the net proceeds of such indebtedness to a CBS subsidiary not involved in the radio business (collectively, the “CBS Radio Financing Transactions”). The directors discussed the financial profile of CBS Radio and the potential terms of the CBS Radio Financing Transactions.

During August and September 2016, three potential counterparties submitted non-binding indications of interest regarding a transaction involving CBS Radio. Following receipt of these proposals, representatives of CBS and Goldman Sachs contacted these potential counterparties to discuss certain aspects of their proposals.

During August 2016, representatives of Entercom, CBS and their outside advisors held a number of discussions (including in person on August 8, 2016) to discuss the proposed terms of a potential transaction between CBS Radio and Entercom, including, among other things, the proposed pro forma relative share ownership of the combined company, the maintenance of Entercom’s existing dual-class stock structure and the composition of the board of directors of the combined company.

On August 16, 2016, representatives of Entercom, Morgan Stanley and Goldman Sachs had telephonic discussions regarding the contemplated due diligence review process and CBS’s views regarding the next steps in the transaction process, including the expectation that parties would submit indications of interest by September 19, 2016. Later in the day on August 16, 2016, CBS granted Entercom access to a virtual data room containing business, financial and legal due diligence information about CBS Radio, and on August 22, 2016, Entercom granted CBS access to a virtual data room containing business, financial and legal due diligence information about Entercom. Thereafter, CBS and Entercom, together with their respective legal, financial and accounting advisors, conducted ongoing due diligence on each other.

On August 23, 2016, CBS Radio filed with the SEC a first amendment to the IPO Registration Statement.

On August 26, 2016, representatives of Entercom and CBS and their respective outside regulatory counsel had telephonic discussions regarding certain considerations in connection with obtaining the required approvals from certain regulatory authorities that would be necessary to consummate a potential transaction.

During early September 2016, representatives of Entercom, CBS and their outside advisors continued to hold a number of discussions on the proposed terms of a potential transaction between CBS Radio and Entercom, the contemplated transaction process, including the expectation that parties submit indications of interest by September 19, 2016 that would include a proposed revised copy of a draft merger agreement, and the status of the parties’ ongoing due diligence reviews, including requests for additional due diligence information.

On September 8, 2016, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Latham. Entercom’s management reviewed the business and strategic rationales for pursuing the proposed transaction with CBS Radio and provided an update regarding recent discussions with CBS and Entercom’s preliminary due diligence review, along with detail regarding certain regulatory considerations in connection with the proposed transaction. Mr. Field also confirmed that, despite indications from CBS that it would be unwilling to pursue a transaction unless Entercom’s existing dual-class stock structure was eliminated, neither he nor Joseph Field would support a transaction that would result in the elimination of Entercom’s existing dual-class stock structure. The Entercom board of directors provided guidance to Entercom’s management on the proposed transaction terms and the due diligence review and directed Entercom’s management and Entercom’s advisors to continue pursuing the proposed transaction.

On September 14, 2016, Entercom and Latham received an initial draft merger agreement from CBS and its representatives. On the same date, CBS and its representatives also sent an initial draft purchase agreement regarding CBS Radio to one other potential counterparty.

On September 16, 2016, Mr. Sutor and representatives of Latham had a telephonic meeting with David J. Berkman, Joel Hollander, Mark R. LaNeve and David Levy, the independent directors of Entercom’s board of directors (the “Independent Directors”). Representatives of Latham provided detail regarding the structure of the proposed transaction with CBS, CBS and Entercom’s respective positions relating to Entercom’s dual-class stock structure, and certain fiduciary considerations in connection therewith.

On September 19, 2016, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Morgan Stanley and Latham. The Entercom management team reviewed the business and strategic rationales for the proposed transaction, as well as the results of their ongoing due diligence review of CBS Radio and requests for due diligence information. Representatives of Morgan Stanley discussed preliminary financial considerations of the proposed transaction and representatives of Latham reviewed the fiduciary duties of the Entercom board of directors in connection with the consideration of the proposed transaction. The Entercom board of directors authorized and directed Entercom’s management to deliver a preliminary, non-binding indication of interest to CBS on the terms discussed at the meeting, subject to Entercom’s ongoing due diligence review of CBS Radio.

On September 20, 2016, Entercom delivered a preliminary, non-binding indication of interest to CBS, as discussed at the September 19, 2016 meeting of the Entercom board of directors, that proposed a pro forma relative share ownership of approximately 66% for participating CBS holders and approximately 34% for Entercom holders on a fully diluted basis. Entercom’s proposal assumed that CBS Radio would have net indebtedness of $1.45 billion at the closing of the proposed transaction and that prior to the closing of the proposed transaction, CBS Radio would make a one-time cash dividend to CBS of $1.45 billion, subject to adjustment based on indebtedness, working capital and cash estimates. Entercom’s preliminary, non-binding indication of interest also contemplated that, among other things, (i) at the closing of the proposed transaction, Entercom would maintain its existing dual-class stock structure, but, in order to qualify as a Reverse Morris Trust transaction, certain members of the Field family would convert approximately 2.5 million shares of Entercom Class B Common Stock into an equal number of shares of Entercom Class A Common Stock to ensure that participating CBS stockholders would have greater than 50% voting control of the combined company after the closing of the transaction, (ii) David Field and Joseph Field would serve as directors of the combined company (with the remaining directors to be selected mutually), (iii) David Field would serve as CEO of the combined company, and (iv) CBS Radio would have a normalized level of working capital.

Later on September 20, 2016, CBS rejected Entercom’s proposal and terminated discussions with Entercom regarding a possible transaction. In making this decision, CBS believed that Entercom’s proposal undervalued CBS Radio, including compared to the value that CBS might receive through consummating an initial public offering of up to 20% of the shares of CBS Radio, followed by the subsequent separation of CBS Radio, which could be effected through a tax-free split-off or other transaction. During September 2016, CBS also terminated discussions with other potential counterparties for the same reason. As a result, until late December 2016, the CBS Radio exploration process was primarily focused on the potential initial public offering of CBS Radio and the potential CBS Radio Financing Transactions.

On September 28, 2016, the CBS Divestiture Committee met. At the meeting, representatives of CBS’s senior management updated the committee members on the status of the CBS Radio exploration process. The representatives of CBS’s senior management discussed with the committee members CBS Radio’s financial and operating profile. The representatives of CBS’s senior management discussed with the committee members their views on the potential terms of the CBS Radio Financing Transactions. Following discussion, the CBS Divestiture Committee authorized CBS to cause CBS Radio to effect the CBS Radio Financing Transactions, on the terms discussed at the meeting.

On October 7, 2016, the Entercom board of directors held a regularly scheduled meeting attended by Entercom’s senior management. Entercom’s management reported that discussions with CBS had effectively ended, noting that CBS appeared to be moving forward with its initial public offering for CBS Radio.

On October 17, 2016, CBS Radio consummated the CBS Radio Financing Transactions by entering into the Radio Revolving Credit Facility and the Radio Term Loan. Also on October 17, 2016, CBS Radio issued the Senior Notes. On October 17, 2016, CBS Radio borrowed the full amount of the Radio Term Loan. As a result of the borrowings under the Radio Term Loan and the issuance of the Senior Notes, CBS Radio incurred indebtedness of $1.460 billion, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions and other expenses. CBS Radio distributed to its parent, a wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the CBS Radio Financing Transactions, prior to deducting expenses payable by CBS Radio, less $10 million which remained with CBS Radio to use for general corporate purposes and ongoing cash needs.

On November 10, 2016, the CBS Divestiture Committee met. At the meeting, representatives of CBS’s senior management updated the committee members on the status of the CBS Radio exploration process, including the completion of the CBS Radio Financing Transactions and the progress on the IPO Registration Statement. The representatives of CBS’s senior management discussed with the committee members a preliminary analysis of the potential valuation of CBS Radio in connection with an initial public offering.

On November 18, 2016, CBS Radio filed with the SEC a second amendment to the IPO Registration Statement.

On December 14, 2016, the CBS board of directors met. At the meeting, representatives of CBS’s senior management updated the directors on the status of the CBS Radio exploration process.

On December 20, 2016, Mr. Field contacted Mr. Ianniello to inquire whether CBS would be interested in resuming discussions regarding a potential transaction. Mr. Field and Mr. Ianniello reviewed the merits of the potential transaction and both parties reiterated interest in pursuing a potential transaction. Mr. Ianniello indicated that CBS had made substantial progress on the IPO Registration Statement and would only be interested in resuming discussions with Entercom regarding a transaction if Entercom were willing to agree to a higher level of ownership by participating CBS stockholders in the pro forma combined company than Entercom had previously proposed on September 20, 2016.

On December 23, 2016, after CBS Radio filed with the SEC a third amendment to the IPO Registration Statement, Mr. Field again contacted Mr. Ianniello, noting the merits of the transaction and why it would be compelling for CBS. Mr. Field noted that Entercom’s stock price had increased by approximately 20% since September 20, 2016, thus increasing the value of Entercom’s previous proposal to participating CBS stockholders.

On December 30, 2016, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Morgan Stanley and Latham. Entercom’s management and representatives of Morgan Stanley (i) provided the Entercom board of directors with a summary of the preliminary indication of interest delivered to CBS on September 20, 2016 and subsequent developments related thereto; (ii) reviewed potential opportunities to reengage with CBS regarding a possible transaction and the rationale and benefits for pursuing such a transaction; (iii) reported on Entercom’s financial and stock performance; and (iv) discussed certain financial considerations related to a possible transaction with CBS, based on the limited information then available, including a calculation of the implied pro forma contribution of each of CBS Radio and Entercom to the combined entity and pro forma trading analysis (which are not valuation methodologies) based on various assumptions, and a calculation of AV to estimated EBITDA multiples for selected companies in the radio and television broadcasting industries. The foregoing financial considerations were superseded by the final financial analysis that was presented by Morgan Stanley on February 1, 2017, described below in the section entitled “—Opinion of Morgan Stanley & Co. LLC”. The Entercom board of directors directed management to continue to pursue further discussions with CBS representatives and expressed support for pursuing a transaction based upon a pro forma relative share ownership of up to approximately 71% for participating CBS holders and approximately 29% for Entercom holders on a fully diluted basis, subject to certain assumptions regarding CBS Radio net indebtedness and working capital.

On January 3, 2017, Mr. Field and Mr. Ianniello met in person and discussed at a high level the terms of a possible transaction. Mr. Ianniello again indicated that CBS had made substantial progress on the IPO Registration Statement and would only be interested in resuming substantive discussions with Entercom regarding a transaction if Entercom were willing to agree to a higher level of ownership by participating CBS stockholders in the pro forma combined company than Entercom had previously proposed on September 20, 2016. During these discussions, Mr. Field indicated that Entercom was interested in pursuing further discussions regarding a possible transaction on the basis of a pro forma relative share ownership of approximately 70% for participating CBS holders and approximately 30% for Entercom holders on a fully diluted basis and other terms substantially similar to those included in the preliminary indication of interest delivered to CBS on September 20, 2016. Mr. Ianniello indicated that CBS would be amenable to maintaining Entercom’s existing dual-class stock structure, subject to the parties agreeing on a mechanism to implement a limit on the aggregate percentage voting interest of certain members of the Field family in the combined company.

On January 5, 2017, Mr. Field and Mr. Ianniello had further telephonic discussions regarding certain material terms and conditions of a possible transaction, including the proposed pro forma relative share ownership of the CBS holders and the Entercom holders, the impact of the repayment of approximately $85 million of existing CBS Radio indebtedness and the resulting implied increase in the equity value of CBS Radio, and the willingness of certain members of the Field family to consider some form of CBS’ proposed limitation on their aggregate percentage voting interest in the combined company.

On January 6, 2017, Mr. Field and Mr. Ianniello had further telephonic discussions regarding certain material terms and conditions of a possible transaction, including the proposed pro forma relative share ownership of the CBS holders and the Entercom holders. Following these discussions, CBS and Entercom preliminarily agreed to move forward with substantive conversations about a potential transaction based on pro forma relative share ownership of approximately 72% for participating CBS stockholders and approximately 28% for Entercom shareholders on a fully diluted basis.

On January 6, 2017, representatives of Latham and the Independent Directors had telephonic discussions regarding the status of the proposed transaction and the discussions between representatives of Entercom and CBS since the meeting of the Entercom board of directors on December 30, 2016. Later on January 6, 2017, at the request of the Independent Directors, Entercom retained Dechert LLP (“Dechert”) as independent outside counsel to the Independent Directors.

On January 7, 2017, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Morgan Stanley, Latham and Dechert. Immediately prior to this meeting, the Independent Directors had separate telephonic discussions with representatives of Dechert and Latham regarding the status of the proposed transaction. At the meeting of the Entercom board of directors, Entercom’s management detailed the terms of a proposed non-binding indication of interest to be submitted to CBS. In addition, Morgan Stanley discussed with the Entercom board of directors certain developments in the negotiations with CBS since September 2016, and a calculation, based on the information then available, of the implied pro forma contribution of each of CBS Radio and Entercom to the combined entity based on various assumptions, which contribution analysis is not a valuation methodology and was superseded by the final financial analysis that was presented by Morgan Stanley on February 1, 2017, described below in the section entitled “—Opinion of Morgan Stanley & Co. LLC”. The Entercom board of directors directed Entercom management to deliver the proposed non-binding indication of interest to CBS.

Following these discussions, until February 2, 2017, representatives of CBS and Entercom participated in a series of meetings and telephonic discussions in order to discuss matters related to the proposed transaction, including, among other things, due diligence matters and the potential terms and benefits of a transaction, including the composition of the board of directors of the combined company, matters related to required regulatory approvals, matters related to the post-closing ownership of Entercom common stock by members of the Field family, operational matters, financing matters, termination fees and closing conditions.

On January 8, 2017, Entercom delivered the proposed non-binding indication of interest to CBS, as discussed at the January 7, 2017 meeting of the Entercom board of directors, that proposed pro forma relative share ownership of approximately 72% for participating CBS holders and approximately 28% for Entercom holders on a fully diluted basis. In addition, Entercom’s non-binding indication of interest proposed, among other things, that (i) CBS Radio would have a maximum of $1.37 billion in net indebtedness at the closing of the proposed transaction and deliver a normalized level of working capital; (ii) Entercom would control the process in connection with any governmentally-required divestitures; (iii) Entercom’s existing dual-class stock structure would remain in place, subject to certain members of the Field family agreeing to accept a limitation on their aggregate ownership of Entercom Common Stock such that, as of the consummation of the Merger, the aggregate voting power of the Entercom Class B Common Stock would be limited to 25% of the total voting power of the combined company on a pro forma basis; (iv) David Field and Joseph Field would serve as directors of the combined company, with the remaining directors to be selected mutually, and (v) David Field would serve as CEO of the combined company.

On January 11, 2017, CBS delivered a counterproposal to Entercom’s non-binding term sheet. CBS’s non-binding term sheet proposed, among other things, that (i) CBS would be permitted to remove all cash and cash equivalents from CBS Radio prior to closing, subject to leaving CBS Radio with a normalized level of working capital; (ii) Entercom’s existing dual-class stock structure would remain in place, subject to certain members of the Field family committing to take such actions such that, as of the closing of the proposed transaction, the Field family would in the aggregate hold no more than a 25% voting interest in the combined company and also agreeing to restrictions on the transfer of shares of Entercom Class A Common Stock; (iii) the board of directors of the combined company would be classified and consist of four directors selected by CBS, Joseph Field, David Field and other directors to be selected mutually; (iv) David Field would serve as CEO of the combined company; and (v) Entercom and CBS would jointly control the process in connection with any government required divestitures. CBS’s non-binding term sheet also proposed that certain Field family members would be required to enter into voting agreements pursuant to which they would remain obligated to vote in support of the proposed transaction and against any alternative transaction for twelve months following the termination of the Merger Agreement. Furthermore, the revised term sheet proposed that CBS Radio would expand the Radio Term Loan in connection with the closing of the contemplated transaction to permit the refinancing of Entercom’s existing indebtedness.

On January 12, 2017, Messrs. Field, Fisher, Sutor and Cunnane and representatives of Morgan Stanley and Latham, had telephonic discussions with Mr. Rubin and other members of CBS’s senior management and representatives of Goldman Sachs and Wachtell regarding certain terms and conditions set forth in the non-binding term sheet delivered by CBS to Entercom on January 11, 2017.

On January 12, 2017, following consultation amongst Mr. Field and certain of the Independent Directors, Entercom determined that, in order to further assist in its assessment, consideration and evaluation of the proposed transaction, and in light of Morgan Stanley’s previous representation of a CBS related party in connection with a potential transaction with CBS and Morgan Stanley’s ongoing rights and obligations pursuant to its engagement with such CBS related party should any such potential transaction be consummated within a specified period, Entercom should engage an additional investment banking firm to provide financial advisory services. In an effort to facilitate such engagement, certain members of the Entercom board of directors who had pre-existing relationships with Centerview Partners LLC (“Centerview”) contacted Centerview about the possibility of providing such services. After consideration of Centerview’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in the media industry and its knowledge of Entercom’s business and affairs, Entercom determined to engage Centerview to perform such financial advisory services for Entercom.

On January 13, 2017, Wachtell sent an initial draft separation agreement to Latham.

On January 16, 2017, the Entercom board of directors held a special meeting attended by Entercom’s senior management and representatives of Latham and Dechert. Immediately prior to this meeting, the Independent Directors had separate telephonic discussions with representatives of Dechert and Latham regarding, among other things, the status of the proposed transaction and considerations in connection with proposed limitations on proposed post-closing voting power of the holders of Entercom’s Class B Common Stock. At the meeting of the Entercom board of directors, Entercom’s senior management provided detail regarding the negotiations with CBS and the status of certain material issues including, among other things, the proposed post-closing voting power of the holders of Entercom’s Class B Common Stock, the composition of the board of directors of the combined company and related governance matters and pre-closing limitations on the ability to remove cash.

On January 16, 2017, Latham sent an initial revised draft of the Merger Agreement to Wachtell. From January 16, 2017 through February 2, 2017, CBS, Entercom and their respective financial and legal advisors continued to negotiate the terms of the Merger Agreement, the Separation Agreement and other Ancillary Agreements and to finalize their respective due diligence reviews. Representatives of CBS and Entercom and their respective financial and legal advisors exchanged several drafts of the Merger Agreement, the Separation Agreement and related Ancillary Agreements and held several conference calls to discuss these drafts and the material terms and conditions thereof including, among other things, the composition of the board of directors of the combined company, covenants regarding efforts required to obtain certain regulatory approvals, provisions limiting Entercom’s ability to pursue alternative transactions and related terminations fees that could be payable by Entercom in certain situations, limitations on each party’s operations during the period between the date of the Merger Agreement and the closing of the proposed transaction including the ability of CBS to remove cash from CBS Radio and Entercom’s ability to declare and pay a special dividend to its shareholders, intellectual property licensing matters, tax matters, employee benefits matters, matters related to the allocation of liabilities and related indemnification obligations, and matters related to the Radio Financing.

During this period, CBS, Entercom and their respective financial and legal advisors also negotiated and exchanged drafts of a voting agreement between Joseph Field and Entercom, and held several conference calls to discuss this agreement and its material terms and conditions. Additionally, CBS, Entercom and their respective financial and legal advisors negotiated and exchanged drafts of a side letter agreement, and held several conference calls to discuss this agreement and its material terms and conditions, including the requirement that certain members of the Field family convert shares of Entercom Class B Common Stock into an equal number of shares of Entercom Class A Common Stock in connection with the consummation of the Merger such that, as of the consummation of the Merger, the aggregate voting power of such converted shares, together with the outstanding shares of Entercom Class B Common Stock and the outstanding shares of Entercom Class A Common Stock held by Joseph Field and David Field, would represent approximately 25% of the total voting power of the combined company on a pro forma basis, other limitations on the post-closing ownership of Entercom Common Stock by such members of the Field family and related restrictions on the transferability of Entercom Common Stock by such members of the Field family.

On January 20, 2017, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Latham. Entercom’s management provided a general update regarding discussions with representatives from CBS and their financial and legal advisors and the ongoing negotiation around certain open issues.

On January 23, 2017, Mr. Field, Mr. Fisher, Mr. Rubin and other representatives of Entercom, CBS and CBS Radio management, together with representatives of Morgan Stanley and Centerview, met in person to discuss a wide range of diligence topics, including, among other things, operational, organizational and financial diligence.

On January 25, 2017, Mr. Field and Mr. Rubin had discussions regarding certain material open terms and conditions, including, among other things, the post-closing ownership of Entercom Class B Common Stock by certain members of the Field family, the composition of the board of directors of the combined company, the antitrust regulatory obligations under the Merger Agreement, Entercom’s ability to declare and pay a special dividend to its shareholders prior to closing of the proposed transaction, the retention by CBS of certain liabilities related to the CBS Radio business and the contemplated financing to be obtained by CBS Radio in connection with the proposed transaction.

On January 26, 2017, the CBS Divestiture Committee met. At the meeting, CBS’s senior management reported on the status of discussions with Entercom. The members of CBS’s senior management discussed with the committee members the results of their due diligence review of Entercom. In addition, the members of CBS’s senior management discussed with the committee members the terms of the proposed Merger Agreement and related transaction documents. Following these discussions, the CBS Divestiture Committee determined that the proposed transaction with Entercom was advisable to and in the best interests of CBS and its stockholders and unanimously voted to approve the Merger Agreement and the related transaction documents.

On January 26, 2017, the CBS Radio board of directors met. At the meeting, CBS’s senior management reported on the status of discussions with Entercom. The members of CBS’s senior management discussed with the committee members the results of their due diligence review of Entercom. In addition, the members of CBS’s senior management discussed with the directors the terms of the proposed Merger Agreement and related transaction documents. Following these discussions, the CBS Radio board of directors determined that the proposed transaction with Entercom was advisable to and in the best interests of CBS Radio and its stockholders and unanimously voted to approve the Merger Agreement and the related transaction documents.

On January 27, 2017, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Morgan Stanley, Centerview, Latham and Dechert. Entercom’s senior management provided an update on the negotiations with respect to the proposed transaction and the results of the due diligence investigation conducted by Entercom and its subject matter experts, noted key due diligence findings, and discussed key pre-signing milestones. Representatives of Latham reviewed with the Entercom board of directors the key terms and conditions of the Merger Agreement, the Separation Agreement and the other Ancillary Agreements and remaining material open issues therein. Representatives of Morgan Stanley and Centerview discussed preliminary financial aspects related to the proposed transaction. Entercom’s management then reviewed for the Entercom board of directors certain financial projections for (i) Entercom on a standalone basis; (ii) CBS Radio on a standalone basis; and (iii) the combined company. The Entercom board of directors authorized Morgan Stanley and Centerview to prepare further financial analyses for discussion with the

Entercom board of directors using these financial projections. The Entercom board of directors and management further discussed the overall merits of the proposed transaction in view of the detailed information presented. Following the discussion, the Entercom board of directors authorized Entercom management to continue negotiation of definitive agreements to effectuate the proposed transaction, subject to the Entercom board of directors’ final consideration and approval. Immediately following the meeting of the Entercom board of directors, the Independent Directors had telephonic discussions with representatives of Dechert regarding the status of the proposed transaction.

On January 29, 2017, Wachtell shared with Latham drafts of the Commitment Letter obtained by CBS for the borrowing contemplated by CBS in connection with the proposed transaction.

On January 31, 2017, the Entercom board of directors held a special in-person meeting, attended by Entercom’s senior management and representatives of Morgan Stanley, Centerview, Latham and Dechert. Entercom’s management provided an update regarding previously open material terms of the proposed transaction and the anticipated process and timing to consider whether to proceed with the proposed terms reflected in the Merger Agreement, the Separation Agreement, the Voting Agreement, the Field Family Side Letter Agreement and the other Ancillary Agreements and to finalize and announce the Merger. In advance of the meeting, then-current drafts of the Merger Agreement, the Separation Agreement, the Voting Agreement, the Field Family Side Letter Agreement and the other Ancillary Agreements were made available to the members of the Entercom board of directors. Mr. Field and senior members of the Entercom management team again presented their views on the strategic rationale for the proposed transaction and reported to the Entercom board of directors that management was fully supportive of the proposed transaction as currently contemplated. Representatives of Entercom’s management also explained that certain financial projections prepared by Entercom’s management and previously authorized by the Entercom board of directors for use by Morgan Stanley and Centerview had been revised to reflect updated corporate expense detail provided by CBS to Entercom.

At this meeting, representatives of Latham again reviewed the Entercom board of directors’ fiduciary duties when considering the proposed transaction and terms of the Merger Agreement and other Ancillary Agreements that affect the ability of the Entercom board of directors to consider and act upon alternative proposals, including discussion of matters concerning the Entercom board of directors’ recommendation that Entercom’s shareholders vote in favor of the proposed transaction, the ability to change such recommendation in certain situations, and the requirement for Entercom to pay a termination fee to CBS in the event the Merger Agreement was terminated in certain circumstances. The representatives of Latham also provided detail regarding Entercom’s obligations in connection with obtaining regulatory approval of the proposed transaction, including the obligation to divest certain assets as required by governmental authorities. The representatives of Latham also reviewed with the Entercom board of directors the other material terms and conditions reflected in the Merger Agreement, the Separation Agreement, the Voting Agreement, the Field Family Side Letter Agreement and the other Ancillary Agreements, including with respect to: (i) proposed purchase price adjustment mechanisms; (ii) the treatment of equity awards; (iii) indemnification obligations; (iv) the proposed transition services to be provided by CBS; (v) the terms of the various Ancillary Agreements, including the Tax Matters Agreement; and (vi) the proposed committed financing in connection with the potential transaction. Entercom’s financial advisors reviewed with the Entercom board of directors their respective preliminary financial analyses related to the proposed transaction. The Entercom board of directors discussed these material terms and provided guidance to Entercom’s management and Latham with respect to the remaining open points. Immediately following the meeting of the Entercom board of directors, the Independent Directors had telephonic discussions with representatives of Latham and Dechert regarding the proposed transactions.

From the evening of January 31, 2017 through the evening of February 1, 2017, representatives of Entercom and CBS, together with their respective legal advisors, continued to negotiate and finalize the terms of the Merger Agreement, the Separation Agreement, the Voting Agreement, the Field Family Side Letter Agreement and the other Ancillary Agreements, ultimately resolving the remaining open points on the evening of February 1, 2017.

On February 1, 2017, the Entercom board of directors held a special telephonic meeting attended by Entercom’s senior management and representatives of Morgan Stanley, Centerview, Latham and Dechert. Entercom management reported that the parties had reached agreement with respect to the remaining open deal points. Mr. Field and senior members of Entercom management again reviewed with the Entercom board of directors the rationales for the proposed transaction. Representatives of Latham again reviewed the Entercom board of directors’ fiduciary duties when considering the proposed transaction, as well as the changes that had been made to the proposed transaction documents since the drafts that had been distributed to the Entercom board of directors in advance of the January 31, 2017 meeting. Also at this meeting, representatives of each of Morgan Stanley and Centerview separately rendered to the Entercom board of directors an oral opinion, each of which was subsequently confirmed by delivery of separate written opinions dated February 2, 2017, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the exchange ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Entercom. For a detailed discussion of Centerview’s opinion, please see the section of this document entitled “— Opinion of Centerview Partners LLC” and for a detailed discussion of Morgan Stanley’s opinion, please see the section of this document entitled “—Opinion of Morgan Stanley & Co. LLC.”

In the course of its deliberations, the Entercom board of directors considered a number of factors, including those described more fully below under the section of this document entitled “— Entercom’s Reasons for the Transactions.” Following these discussions, representatives of Entercom management and Latham reviewed resolutions that previously had been distributed to the Entercom board of directors approving the Merger Agreement and the consummation of the Transactions contemplated thereby, including the Merger and the issuance of the Entercom Class A Common Stock in connection therewith, and related matters. The Entercom board of directors, including each of the Independent Directors, unanimously determined that the terms of the Merger Agreement, the Merger and the issuance of the Entercom Class A Common Stock in connection therewith were advisable, fair to, and in the best interest of Entercom and its shareholders, and unanimously approved the Merger Agreement, the Merger and the issuance of the Entercom Class A Common Stock in connection therewith, and authorized the appropriate officers of Entercom to execute and deliver the Merger Agreement.

On the evening of February 1, 2017, CBS received the final Commitment Letter to provide financing for the proposed Transactions, executed by the Initial Commitment Parties.

On February 2, 2017, representatives of CBS, CBS Radio and Entercom executed the Merger Agreement and other Transaction Agreements. CBS and Entercom issued a joint press release announcing the Transactions prior to the opening of trading on February 2, 2017.

Entercom’s Reasons for the Transactions

The Entercom board of directors and Entercom senior management routinely review Entercom’s business and consider whether possible strategic transactions, including potential acquisitions of, or strategic investments in, complementary businesses, might be advisable in order to maximize value for Entercom and its shareholders. In evaluating the Merger, the Entercom board of directors consulted with Entercom’s management and legal and financial advisors and carefully considered a number of factors, including, but not limited to, the following significant factors which generally supported its decision to unanimously approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommend that the Entercom shareholders approve the issuance of the Entercom Class A Common Stock and the amendment to the Entercom Articles in connection therewith:

•	the opportunity to create a leading local media and entertainment company with a preeminent radio platform covering 23 of the country’s top 25 markets, plus robust digital and events platforms, that will be better positioned to harness the strengths and advantages of the radio industry and more effectively compete with other media sources for advertising revenues;

•	the expectation that, as a result of its increased scale, the combined company will have the size, financial resources and capabilities to more successfully meet the needs of the largest advertising clients and agencies and compete more effectively with larger media companies;

•	the possibility to create increased value for shareholders of the combined company as a result of scale efficiencies allowing for the consolidation and more efficient deployment of resources;

•	the overall strategic and financial benefits that could be achieved by combining Entercom and the CBS Radio business relative to the future prospects of Entercom on a standalone basis, including, but not limited to: (i) the expectation that the combined company could achieve estimated annual cost synergies of $25 million within 12-18 months after the consummation of the Transactions and (ii) the belief that the scale efficiencies, financial stability and operating expertise of the combined company would enable Entercom to further accelerate growth, enhance its digital and events platforms, and further expand into key emerging verticals, including sports, news and talk, and entertainment;

•	the expectation that the Merger will be accretive to Entercom’s financial results and increase Entercom’s revenues, earnings per share and fully-taxed free cash flow per share, creating a platform to drive EBITDA growth;

•	the expectation that the combined company will have an attractive financial profile, robust cash flow generation and an attractive dividend;

•	the relative valuations of the CBS Radio business and Entercom implied by the exchange ratio contemplated in the Merger Agreement;

•	the expectation that Entercom will benefit from an improved public company profile, including increased liquidity in its stock, as a result of the issuance of shares of Entercom common stock in the transaction;

•	the opinion of Morgan Stanley rendered to the board of directors of Entercom on February 1, 2017, which was subsequently confirmed by delivery of a written opinion dated February 2, 2017, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Morgan Stanley in preparing its opinion, the exchange ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Entercom, as more fully described below under the caption “The Transactions—Opinions of Entercom’s Financial Advisors—Opinion of Morgan Stanley & Co. LLC;”

•	the opinion of Centerview rendered to the board of directors of Entercom on February 1, 2017, which was subsequently confirmed by delivery of a written opinion dated February 2, 2017, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Entercom, as more fully described below under the caption “The Transactions—Opinions of Entercom’s Financial Advisors—Opinion of Centerview Partners LLC;”

•	the management team of the combined company following the consummation of the Merger will consist of proven executive officers and other employees of both Entercom and CBS Radio led by David Field as President & Chief Executive Officer, allowing the combined company to benefit from such individuals’ experience driving growth, innovation and shareholder value and strong record of successful integrations of various acquisitions;

•	the Entercom board of directors following the closing of the Transactions will be classified and consist of ten members, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS and who will resign upon the earlier of six months following the consummation of the Merger or immediately prior to the first annual meeting of the combined company’s shareholders following the consummation of the Merger;

•	Joseph Field, the owner of 85.4% of the outstanding shares of Entercom Class B Common Stock and 4.1% of Entercom Class A Common Stock, which together represent approximately 61.1% of Entercom’s outstanding voting power, has agreed to vote in favor of the Transactions contemplated by the Merger Agreement;

•	that, to enable the Transactions, certain members of the Field family have agreed to convert a specified number of shares of Entercom Class B Common Stock held by them to Entercom Class A Common Stock, such that the aggregate voting power of the shares of Entercom Common Stock held by such members of the Field Family will be reduced from a controlling vote to approximately 25% of the aggregate voting power of all classes of Entercom Common Stock as of the consummation of the Merger;

•	that, to enable the Transactions, certain members of the Field family have agreed to convert all of the shares of Entercom Class B Common Stock held by them to Entercom Class A Common Stock at such time as the aggregate number of shares of Entercom Common Stock held by them is less than three million shares (subject to appropriate adjustments);

•	the ability of Entercom to withdraw or change its recommendation that Entercom’s shareholder vote in favor of the transactions contemplated by the Merger Agreement in certain circumstances, subject to the right of CBS to terminate the Merger Agreement and receive a termination fee in certain circumstances; and

•	the terms of the Merger Agreement, including the exchange ratio, were the result of extensive arm’s-length negotiations between representatives of Entercom and CBS.

The Entercom board of directors also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the risk that the necessary regulatory approvals and clearances to complete the Merger are not received or that governmental authorities could attempt to condition their approval of the Merger on compliance with certain burdensome conditions or that regulatory approvals may be delayed, as more fully described under the caption “—Regulatory Approvals”;

•	the fact that divestitures of certain assets are required to obtain the necessary regulatory approvals and clearances from governmental authorities to consummate the Merger;

•	the fact that current Entercom shareholders as a group would control less than a majority of Entercom Common Stock after consummation of the Merger;

•	the challenges and difficulties, foreseen and unforeseen, relating to the separation of the CBS Radio business from the other businesses of CBS;

•	the challenges inherent in the combination and integration of two businesses of the size and complexity of Entercom and the CBS Radio business;

•	the possibility that the increased revenues, earnings and efficiencies expected to result from the Transactions would fail to materialize;

•	the risk that the Transactions and subsequent integration may divert Entercom management’s attention and resources away from other strategic opportunities and operational matters;

•	the possibility that the public announcement of the Merger Agreement could have an adverse effect on Entercom, including effects on Entercom’s customers, operating results and share price, and Entercom’s ability to attract and retain key management and personnel;

•	the significant one-time costs, including transaction-related expenses, expected to be incurred in connection with the Transactions;

•	the limitation of Entercom’s ability to utilize existing net operating losses on a go-forward basis after the consummation of the Merger;

•	the relative financial performance of the CBS Radio business and Entercom as compared to each other and other competitors in the radio industry;

•	the fact that integration of the CBS Radio business is dependent on ongoing transition services from CBS under the Transition Services Agreement;

•	the challenges in coordinating the joint operation of the digital platforms to be used in both the combined company’s business and CBS’s business pursuant to the Joint Digital Services Agreement;

•	the restrictions imposed on Entercom’s ability to take certain corporate actions under applicable federal income tax laws and the terms of the Tax Matters Agreement;

•	the restrictions on the conduct of Entercom’s business during the period between the execution of the Merger Agreement and the consummation of the Merger;

•	the fact that certain provisions of the Merger Agreement may dissuade third parties from seeking to acquire Entercom or otherwise increase the cost of any potential acquisition and that Entercom may be required to pay CBS a termination fee in certain circumstances under the Merger Agreement; and

•	the possibility that the Transactions may not be consummated and the potential adverse consequences if the Transactions are not completed, including substantial costs incurred and potential shareholder and market reaction.

The Entercom board of directors considered all of the factors in support of and weighing against the Transactions as a whole, including the factors described above, and, on balance, concluded that those factors supported a determination to approve the Merger Agreement, the other Transaction Agreements and to proceed with the Transactions.

This discussion of the information and factors considered by the Entercom board of directors is not exhaustive. In view of the wide variety and complexity of factors considered by the Entercom board of directors in connection with the evaluation of the Transactions, the Entercom board of directors did not consider it practical to, and did not attempt to, quantify, rank or assign relative weights to the factors that it considered in making its decision to approve the Merger Agreement and the transactions contemplated thereby, the Merger, the issuance of shares of Entercom Class A Common Stock and the amendment to the Entercom Articles in connection with the Merger and making its recommendation to the Entercom shareholders that they approve the issuance of shares of Entercom Class A Common Stock and the amendment to Entercom Articles in connection with the Merger. In considering the factors described above and any other factors, individual members of the Entercom board of directors may have viewed factors differently or given different weight, merit or consideration to different factors.

This explanation of the factors considered by the Entercom board of directors is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in the sections of this document entitled “Cautionary Statement on Forward-Looking Statements” and “Risk Factors.”

After consideration, on February 1, 2017, the Entercom board of directors unanimously (a) determined that the Merger and the Merger Agreement are advisable, fair to, and in the best interests of Entercom and its shareholders and approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and the issuance of shares of Entercom Class A Common Stock and the amendment to the Entercom Articles in connection with the Merger, and (b) recommended the approval by Entercom’s shareholders of the issuance of shares of Entercom Class A Common Stock and the amendment to the Entercom Articles in connection with the Merger.

Opinions of Entercom’s Financial Advisors

Opinion of Morgan Stanley & Co. LLC

Entercom retained Morgan Stanley to act as its financial advisor and to provide a fairness opinion in connection with the Transactions, including the Merger. Entercom selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in the media industry and its knowledge of Entercom’s business and affairs. At the meeting of Entercom’s board of directors on February 1, 2017, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing on February 2, 2017, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the Merger Agreement (which represents the number of shares of Entercom Class A Common Stock to be issued in the Merger in exchange for each share of Radio Common Stock after giving effect to the Radio Reorganization) was fair from a financial point of view to Entercom.

The full text of the written opinion of Morgan Stanley, dated as of February 2, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this document as Annex A-1. Entercom shareholders are encouraged to read the opinion carefully and in its entirety. The Morgan Stanley opinion was rendered for the benefit of Entercom’s board of directors, in its capacity as such, and addressed only the fairness from a financial point of view to Entercom of the exchange ratio pursuant to the Merger Agreement as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspect of the Transactions, including the Merger, including the prices at which Entercom Class A Common Stock will trade following consummation of the Merger or at any time, or the fairness of the amount or nature of the compensation to any of CBS’s or Entercom’s officers, directors or employees, or any class of such persons, whether relative to the exchange ratio or otherwise. The opinion was addressed to, and rendered for the benefit of, Entercom’s board of directors and was not intended to, and did not, constitute advice or a recommendation to any shareholder of Entercom or any other person as to how such shareholder or other person should vote with respect to the Transactions or any other matter. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

1)	Reviewed certain publicly available financial statements and other business and financial information of CBS Radio and Entercom, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning CBS Radio and Entercom, respectively;

3)	Reviewed certain financial projections prepared by the management of Entercom relating to CBS Radio and Entercom, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Entercom;

5)	Discussed the past and current operations and financial condition and the prospects of Entercom, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Entercom;

6)	Discussed the past and current operations and financial condition and the prospects of CBS Radio with executives of CBS;

7)	Reviewed the pro forma impact of the Merger on Entercom’s Adjusted Net Income Per Share (which Morgan Stanley’s opinion refers to as “earnings per share”), cash flow, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for Entercom Class A Common Stock;

9)	Compared the financial performance of CBS Radio and Entercom and the prices and trading activity of Entercom Class A Common Stock with that of certain other publicly traded companies comparable with CBS Radio and Entercom, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of CBS and Entercom and their financial and legal advisors;

12)	Reviewed the draft Merger Agreement, the commitment letter from certain lenders dated February 2, 2017 (the “Commitment Letter”) and certain related documents; and

13)	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by CBS, CBS Radio and Entercom, and formed a substantial basis for the opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best then-currently available estimates and judgments of the management of Entercom of the future financial performance of CBS Radio and Entercom. At Entercom’s direction, Morgan Stanley’s analysis relating to the business and financial prospects of CBS Radio and Entercom for purposes of the opinion were made on the basis of the financial projections. Morgan Stanley was advised by Entercom, and assumed, with Entercom’s consent, that the financial projections were reasonable bases upon which to evaluate the business and financial prospects of CBS Radio and Entercom, respectively. Morgan Stanley expressed no view as to the financial projections or the assumptions on which they were based. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Code, that Entercom and CBS Radio will obtain financing in accordance with the terms set forth in the Commitment Letter, and that the Merger Agreement did not differ in any material respect from the draft thereof furnished to Morgan Stanley on February 1, 2017. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of CBS Radio and Entercom of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of CBS Radio and Entercom; (iii) their ability to retain key employees of CBS Radio and Entercom, respectively; and (iv) the validity of, and risks associated with, CBS Radio and Entercom’s existing and future technologies, intellectual property, products, services and business models. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving Entercom. Morgan Stanley’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to Entercom and did not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or were available, nor did it address the underlying business decision of Entercom to enter into the Merger Agreement. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley did not express any opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of Entercom. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Entercom, CBS and CBS Radio and their respective legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of CBS’s or CBS Radio’s officers, directors or employees, or any class of such persons, whether relative to the exchange ratio or otherwise. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of CBS Radio or Entercom or any other entity or business, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, February 2, 2017. Events occurring after February 2, 2017 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm the opinion.

Summary of Financial Analyses

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to Entercom’s board of directors dated February 2, 2017. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 27, 2017, and is not necessarily indicative of current market conditions. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon certain financial forecasts, estimates and projections related to CBS Radio provided by the management of Entercom (referred to in this document as the CBS Radio Projections) and certain financial forecasts, estimates and projections related to Entercom provided by the management of Entercom (referred to in this document as the Entercom Projections), as well as analyses that illustrated the economic impact of including or excluding certain tax attributes provided by the management of Entercom. However, except where specifically identified to the contrary (and then only for illustrative purposes), all such analyses and its opinion are based solely upon the CBS Radio Projections and the Entercom Projections without regard to the sensitivity cases. In performing the financial analyses summarized below, Morgan Stanley assumed, among other things, that, in accordance with the terms of the Merger Agreement, the Entercom shareholders would own approximately 28% of the fully diluted shares of Entercom Class A Common Stock immediately following the consummation of the Merger. For further information regarding the financial projections, see the sections of this document entitled “The Transactions—Certain Financial Projections Prepared by Entercom”.

Discounted Cash Flow Analyses

Morgan Stanley performed discounted cash flow analyses, which are designed to provide an implied value of a company by calculating the present value of the estimated future unlevered after-tax free cash flows and terminal value of the company. In preparing its analyses, Morgan Stanley relied upon the CBS Radio Projections and the Entercom Projections.

Morgan Stanley calculated a range of implied aggregate values (“AV”) for CBS Radio based on estimates of the unlevered after-tax free cash flows that CBS Radio was forecasted to generate during calendar years 2017 through 2021 and a terminal value for CBS Radio. Morgan Stanley estimated a range of terminal values by extrapolating estimated unlevered after-tax free cash flow for year-end 2022 from the CBS Radio Projections and then applying exit multiples ranging from 8.0x to 9.0x (which implied a range of perpetual growth rates for unlevered after-tax free cash flow in the terminal year ranging from (0.5%) to 1.2%). Present values of free cash flows and terminal values were calculated using a range of discount rates between 6.4% and 7.4%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, CBS Radio’s assumed cost of equity calculated utilizing a capital asset pricing model.

This analysis indicated a standalone reference range of implied CBS Radio AV of approximately $3,316 million to $3,770 million.

Morgan Stanley calculated a range of implied aggregate values for Entercom based on estimates of the unlevered after-tax free cash flows that Entercom was forecasted to generate during calendar years 2016 through 2021 and a terminal value for Entercom. Morgan Stanley estimated a range of terminal values by extrapolating estimated unlevered after-tax free cash flow for year-end 2022 from the Entercom Projections and then applying exit multiples ranging from 8.0x to 9.0x (which implied a range of perpetual growth rates for free cash flow in the terminal year ranging from (0.4%) to 1.3%). Present values of free cash flows and terminal values were calculated using a range of discount rates between 6.3% to 7.3%, which range was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Entercom’s assumed cost of equity calculated utilizing a capital asset pricing model.

This analysis indicated a standalone reference range of implied Entercom AV of approximately $1,321 million to $1,482 million (including certain tax attributes) or approximately $1,141 million to $1,298 million (excluding such tax attributes).

Morgan Stanley, at Entercom’s direction, assumed that Entercom’s shareholders would own approximately 28% of Entercom’s fully diluted shares of common stock immediately following the acquisition of CBS Radio, in accordance with the terms of the Merger Agreement. Based on the foregoing analysis, Morgan Stanley determined the following ranges of implied fully diluted ownership by Entercom’s shareholders immediately following the consummation of the Merger:

	Implied Entercom ownership percentage
Valuation Methodology	Low	High
DCF (excluding tax attributes)	23%	31%
DCF (including tax attributes)	27%	35%

Comparable Company Analysis

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. In preparing its analyses, Morgan Stanley relied upon the CBS Radio Projections and the Entercom Projections.

Morgan Stanley reviewed and compared, using publicly available information, certain current, historical and projected financial information for each of Entercom and CBS Radio with corresponding current, historical and projected financial information, ratios and public market multiples for publicly traded companies in the radio and television broadcasting industries that shared certain similar business and operating characteristics to Entercom and CBS Radio. The following list sets forth the selected publicly traded comparable companies that were reviewed in connection with this analysis:

Radio Broadcasting

• Entercom	• Salem Media Group, Inc.

• Entravision Communications Corporation	• Townsquare Media Inc.

• Cumulus Media, Inc.

Television Broadcasting

• Tribune Media Company	• Sinclair Broadcast Group, Inc.

• Tegna Inc.	• Nexstar Media Group, Inc.

• Gray Television, Inc.	• The E. W. Scripps Company

The above companies were chosen based on Morgan Stanley’s knowledge of the respective industries and because these companies have businesses that may be considered similar to Entercom’s and CBS Radio’s. Although none of such companies are identical or directly comparable to Entercom or CBS Radio, these companies are publicly traded companies with operations or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar or reasonably comparable to those of Entercom and CBS Radio.

For purposes of this comparative analysis, Morgan Stanley analyzed the ratio of AV to the estimated twelve-month earnings before interest, taxes, depreciation and amortization and stock-based compensation expense (“EBITDA”) (based on an average for 2017 and 2018, which is referred to in this summary of Morgan Stanley’s opinion as “Average 2017-18 EBITDA”) of each of these companies, based on closing share prices on January 27, 2017 and publicly available financial data.

Company	AV / Average 2017-18 EBITDA
Radio Broadcasting
Entercom	8.2x
Entravision Communications Corporation	9.2x
Cumulus Media, Inc.	N/A	(1)
Salem Media Group, Inc.	N/A	(1)
Townsquare Media Inc.	7.4x
Television Broadcasting
Tribune Media Company	7.4x
Tegna Inc.	7.6x
Gray Television, Inc.	7.7x
Sinclair Broadcast Group, Inc.	7.8x
Nexstar Media Group, Inc.	7.9x
The E. W. Scripps Company	11.4x

(1)	Estimated twelve-month EBITDA was not available for 2018, therefore, no ratio of AV to estimated Average 2017-18 EBITDA was available.

Based on the analysis of the ratio of AV to estimated Average 2017-18 EBITDA for each of the comparable companies, Morgan Stanley selected a representative range of multiples of the comparable companies and applied this range of multiples to the estimated Adjusted EBITDA (based on an average for 2017 and 2018) for Entercom and CBS Radio. Morgan Stanley determined as a result of this analysis that the reference ranges that it would use in its analysis were approximately 7.5x to 9.0x, which indicated an implied Entercom AV of approximately $952 million to $1,143 million and an implied CBS Radio AV of approximately $2,811 million to $3,373 million.

For purposes of this summary, “Adjusted EBITDA” refers to (i) with respect to Entercom, operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); non-cash compensation expense; impairment loss; merger and acquisition costs and restructuring charges; other expense related to the refinancing of certain existing indebtedness of Entercom in November 2016; and gain or loss on sale or disposition of assets, and (ii) with respect to CBS Radio, operating income (loss) before depreciation, stock-based compensation expense; restructuring charges; and impairment charges and is adjusted to present a full year of savings associated with restructurings in the fourth quarters of 2015 and 2016 and to exclude CBS Radio station KFWB-AM, which was sold in the first quarter of 2016, as well as certain CBS corporate expense allocations and other non-recurring items.

Morgan Stanley, at Entercom’s direction, assumed that Entercom’s shareholders would own approximately 28% of Entercom’s fully diluted shares of common stock immediately following the acquisition of CBS Radio, in accordance with the terms of the Merger Agreement. Based on the foregoing analysis, Morgan Stanley determined a range of implied fully diluted ownership by Entercom’s shareholders immediately following the consummation of the Merger of between 20% and 33%.

No company utilized in the comparable company analysis is identical to Entercom or CBS Radio. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Entercom and CBS Radio, such as the impact of competition on the businesses of Entercom and CBS Radio and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Entercom or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Selected Precedent Transactions Analysis

In connection with its analysis, Morgan Stanley compared publicly available statistics for certain selected precedent radio and television broadcasting industry transactions. Morgan Stanley noted the ratio of the AV of the transaction to the target company’s LTM EBITDA based on publicly available information for the following publicly announced merger and acquisition transactions:

Announcement Date	Acquiror	Target	AV / LTM EBITDA
March 2011	Cumulus Media Inc.	Citadel Broadcasting Corporation	9.8x

June 2013	Gannett Co., Inc.	Belo Corp.	9.4x

August 2013	Townsquare Media	Cumulus Media	7.3x

September 2014	Media General, Inc.	LIN Media LLC	11.2x

January 2016	Nexstar Broadcasting Group, Inc.	Media General, Inc.	9.1x

Morgan Stanley noted that the median ratio of estimated AV to LTM EBITDA for the selected precedent transactions was 9.4x. Based on its professional judgment and taking into consideration, among other things, the observed multiples for the selected transactions, Morgan Stanley applied multiples ranging from 8.0x-10.0x for the ratio of estimated AV to LTM Adjusted EBITDA, which indicated an implied Entercom AV of approximately $944 million to $1,180 million and an implied CBS Radio AV of approximately $2,810 million to $3,513 million.

Morgan Stanley, at Entercom’s direction, assumed that Entercom’s shareholders would own approximately 28% of Entercom’s fully diluted shares of common stock immediately following the consummation of the Merger, in accordance with the terms of the Merger Agreement. Based on the foregoing analysis, Morgan Stanley determined a range of implied fully diluted ownership by Entercom’s shareholders immediately following the consummation of the Merger of between 19% and 34%.

No company or transaction utilized in the selected precedent transaction analyses is identical to CBS Radio, Entercom or the Merger. In evaluating the selected precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of CBS Radio and Entercom, such as the impact of competition on the business of CBS Radio, Entercom or the industry generally, industry growth and the absence of any adverse material change in the financial condition of CBS Radio, Entercom or the industry or in the financial markets in general, which could affect the public trading value of the companies and the AV of the selected precedent transactions to which they are being compared.

Other Factors

Morgan Stanley noted for the board of directors of Entercom certain additional factors solely for informational purposes, including, among other things, the following.

Relative Contribution Analysis

Morgan Stanley also performed a contribution analysis which reviewed the pro forma contribution of each of CBS Radio and Entercom to the combined entity and implied contributions based on certain operational and financial metrics using Entercom management plans for both CBS Radio and Entercom. Such operational and financial metrics included Broadcast Cash Flow and Adjusted EBITDA.

For purposes of this summary, “Broadcast Cash Flow” refers to (i) with respect to Entercom, operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); corporate general and administrative expenses; non-cash compensation expense; impairment loss; merger and acquisition costs and restructuring charges; other expense related to the refinancing of certain existing indebtedness of Entercom in November 2016; and gain or loss on sale or disposition of assets, and (ii) with respect to CBS Radio, operating income (loss) before depreciation, stock-based compensation expense; corporate expenses; restructuring charges; and impairment charges and is adjusted to present a full year of savings associated with restructurings in the fourth quarters of 2015 and 2016 and to exclude KFWB-AM, which was sold in the first quarter of 2016 and to also exclude certain CBS corporate expense allocations and other non-recurring items.

Based on the relative contributions of each company, Morgan Stanley derived the implied equity contribution for CBS Radio and Entercom, excluding synergies and based on estimated net debt for CBS Radio of $1,370 million, estimated net debt for Entercom of $440 million, and assuming various values for certain Entercom tax attributes, as follows:

	Excluding Tax Attributes		50% Value for Tax Attributes		100% Value for Tax Attributes
	Entercom	CBS	Entercom	CBS	Entercom	CBS
Broadcast Cash Flow	30.4%	69.6%	33.3%	66.7%	35.9%	64.1%
Adjusted EBITDA	25.9%	74.1%	28.5%	71.5%	30.9%	69.1%

Pro Forma Merger Analysis

Morgan Stanley performed a pro forma analysis of the financial impact of the Merger on Entercom’s Adjusted Net Income Per Share, Free Cash Flow Per Share and Tax Adjusted Free Cash Flow Per Share for fiscal years 2018 and 2019, using the Entercom Projections and the CBS Radio Projections.

Adjusted Net Income consists of net income (loss) available to common shareholders adjusted to exclude: (i) income taxes (benefit) as reported; (ii) gain/loss on sale of assets, derivative instruments and investments; (iii) non-cash compensation expense; (iv) other income; (v) impairment loss; (vi) merger and acquisition costs, other expenses related to the refinancing, loss on extinguishment of debt and restructuring charges; and (vii) gain/loss on early extinguishment of debt. For purposes of comparability, income taxes were reflected at the expected statutory federal and state income tax rate of 40% without discrete items of tax.

Free Cash Flow consists of operating income: (i) plus depreciation and amortization, net (gain) loss on sale or disposal of assets, non-cash compensation expense (which is otherwise included in station operating expenses and corporate general and administrative expenses), impairment loss, merger and acquisition costs, other expenses related to the refinancing, loss on extinguishment of debt, other income and restructuring charges; and (ii) less net interest expense (excluding amortization of deferred financing costs), preferred stock dividends, taxes paid and capital expenditures.

Adjusted Net Income Per Share and Free Cash Flow Per Share include any dilutive equivalent shares when not anti-dilutive. Convertible Preferred Stock was treated as if never converted for the purposes of Adjusted Net Income Per Share and Free Cash Flow Per Share.

For purposes of comparability, Tax Adjusted Free Cash Flow Per Share is Free Cash Flow Per Share with income taxes reflected at the expected statutory federal and state income tax rate of 40% without discrete items of tax.

Based on this analysis, and assuming the Merger is consummated on September 30, 2017, the Merger would be:

•	For fiscal year 2018, (i) accretive to Entercom’s Adjusted Net Income Per Share, dilutive to Entercom’s Free Cash Flow Per Share and accretive to Entercom’s Tax Adjusted Free Cash Flow Per Share, including cost synergies and transaction costs and (ii) accretive to Entercom’s Adjusted Net Income Per Share, dilutive to Entercom’s Free Cash Flow and accretive to Entercom’s tax adjusted free cash flow per share, including the cost synergies, transaction costs and growth from scale efficiencies; and

•	For fiscal year 2019, (i) accretive to Entercom’s Adjusted Net Income Per Share, dilutive to Entercom’s Free Cash Flow Per Share and accretive to Entercom’s Tax Adjusted Free Cash Flow Per Share, including cost synergies and transaction costs and (ii) accretive to Entercom’s Adjusted Net Income Per Share, dilutive to Entercom’s Free Cash Flow Per Share and accretive to Entercom’s Tax Adjusted Free Cash Flow Per Share, including the cost synergies, transaction costs and growth from scale efficiencies.

Entercom Trading Range and Research Targets

To provide a historical perspective, Morgan Stanley reviewed the historical trading range of Entercom Class A Common Stock since January 2016 and share price targets for Entercom Class A Common Stock prepared and published by equity research analysts, which reflect each analyst’s estimate of the future public market trading price of Entercom Class A Common Stock and were not discounted to present value. Morgan Stanley discounted such share price targets to present value (as of January 27, 2017) by applying an illustrative one-year discount period at an equity discount rate of 9.2%, which was selected based on Morgan Stanley’s professional judgment and taking into consideration, among other things, Entercom’s assumed cost of equity calculated utilizing a capital asset pricing model, which is a financial valuation method that takes into account returns in equity markets generally, volatility in a company’s common stock and the risk free rate. Morgan Stanley noted that the low and high closing prices for shares of Entercom Class A Common Stock for the twelve months ending January 27, 2017, implied an Entercom AV of between $850 million and $1,146 million, respectively. Morgan Stanley also noted a range of share price targets for Entercom Class A Common Stock as of January 27, 2017, discounted as described above, of approximately $1,012 million to $1,237 million, and undiscounted of approximately $1,060 million to $1,306 million.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Entercom common stock and these estimates are subject to uncertainties, including the future financial performance of Entercom and future financial market conditions.

General

Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described should not be taken to be Morgan Stanley’s view of the actual value of CBS Radio or Entercom. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of CBS Radio or Entercom. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results of CBS Radio or Entercom or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the exchange ratio pursuant to the merger agreement from a financial point of view to Entercom and in connection with the delivery of its oral opinion to Entercom’s board of directors subsequently confirmed in writing. These analyses do not purport to be appraisals or to reflect the prices at which shares of Entercom or CBS might actually trade.

The exchange ratio was determined through arm’s-length negotiations between Entercom and CBS and was approved by Entercom’s board of directors. Morgan Stanley provided advice to Entercom during these negotiations.

Morgan Stanley’s opinion and its presentation to Entercom’s board of directors was one of many factors taken into consideration by Entercom’s board of directors in deciding to approve the Merger Agreement. Consequently, the analyses described above should not be viewed as determinative of the view of Entercom’s board of directors with respect to the exchange ratio or of whether Entercom’s board of directors would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Morgan Stanley’s securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Entercom, CBS or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

As compensation for its financial advisory services relating to the Merger, Entercom has agreed to pay Morgan Stanley (i) a fee of $2 million payable upon the rendering of Morgan Stanley’s opinion, and (ii) a fee of $11 million if the Merger is consummated (against which the fee related to the rendering of the opinion will be credited).

Entercom has also agreed to reimburse Morgan Stanley for its reasonable, documented out-of-pocket expenses incurred in performing its services. In addition, Entercom has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against any losses, claims, damages or liabilities related to, arising out of or in connection with Morgan Stanley’s engagement, including all related expenses.

Morgan Stanley Senior Funding Inc., an affiliate of Morgan Stanley, has, as joint lead arranger and joint bookrunner, committed to provide financing to CBS Radio in connection with the Transactions and will receive approximately $1 million in relation to the financing provided.

Since June 30, 2014, Morgan Stanley has provided financial advisory and financing services for CBS and has received fees in connection with such services of between $4 and $5 million and has provided financing services for Entercom and has received fees in connection with such services of less than $1 million. Morgan Stanley may also seek to provide financial advisory and financing services to Entercom and CBS and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Opinion of Centerview Partners LLC

On February 1, 2017, Centerview rendered to the board of directors of Entercom its oral opinion, subsequently confirmed in a written opinion dated February 2, 2017, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the exchange ratio provided for pursuant to the Merger Agreement (which represents the number of shares of Entercom Class A Common Stock to be issued in the Merger in exchange for each share of Radio Common Stock after giving effect to the Radio Reorganization) was fair, from a financial point of view, to Entercom.

The full text of Centerview’s written opinion, dated February 2, 2017, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A-2 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A-2. Centerview’s financial advisory services and opinion were provided for the information and assistance of the board of directors of Entercom (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to Entercom of the exchange ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Agreements (as defined in Centerview’s opinion) or the Transaction and does not constitute a recommendation to any stockholder of Entercom or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	drafts of the Agreements, each dated February 1, 2017, referred to in this summary of Centerview’s opinion as the “Draft Agreements”;

•	annual reports on Form 10-K of Entercom for the years ended December 31, 2015, December 31, 2014, and December 31, 2013 and annual reports on Form 10-K of CBS for the years ended December 31, 2015, December 31, 2014, and December 31, 2013;

•	Registration Statement on Form S-1 of CBS Radio and amendments thereto filed prior to the date of Centerview’s opinion;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Entercom and CBS;

•	certain publicly available research analyst reports for Entercom and CBS;

•	certain other communications from Entercom and CBS to their respective stockholders;

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Entercom, including certain financial forecasts, analyses and projections relating to Entercom prepared by management of Entercom and furnished to Centerview by Entercom for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Entercom Projections,” and which are collectively referred to in this summary of Centerview’s opinion as the “Entercom Internal Data” (for further information regarding these financial projections, see the section of this document entitled “The Transactions—Certain Financial Projections Prepared by Entercom”);

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of CBS Radio prepared by management of CBS and CBS Radio and made available to Centerview by Entercom for purposes of Centerview’s analysis, which are collectively referred to in this summary of Centerview’s opinion as the “CBS Radio Internal Data”;

•	certain financial forecasts, analyses and projections relating to CBS Radio prepared by management of Entercom and furnished to Centerview by Entercom for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “CBS Radio Projections” (for further information regarding these financial projections, see the section of this document entitled “The Transactions—Certain Financial Projections Prepared by Entercom”); and

•	certain tax and other cost savings and operating synergies projected by the management of Entercom to result from the Transaction furnished to Centerview by Entercom for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Synergies.”

Centerview also participated in discussions with members of the senior management and representatives of Entercom, CBS and CBS Radio regarding their assessment of the Entercom Internal Data, the CBS Radio Internal Data, the CBS Radio Projections and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for certain companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant, and compared that data with similar data for Entercom and CBS Radio. Centerview also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Entercom’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Entercom’s direction, that the Entercom Internal Data (including, without limitation, the Entercom Projections), the CBS Radio Projections, and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Entercom as to the matters covered thereby and that the CBS Radio Internal Data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CBS and CBS Radio as to the matters covered thereby, and Centerview relied, at Entercom’s direction, on the Entercom Internal Data (including, without limitation, the Entercom Projections), the CBS Radio Internal Data, the CBS Radio Projections, and the Synergies for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Entercom Internal Data (including, without limitation, the Entercom Projections), the CBS Radio Internal Data, the CBS Radio Projections, the Synergies, or the assumptions on which they were based. In addition, at Entercom’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Entercom, CBS, CBS Radio, or any other person, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Entercom, CBS, CBS Radio, or any other person. Centerview assumed, at Entercom’s direction, that (i) the final executed Agreements would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreements reviewed by Centerview, (ii) the representations and warranties made by the parties in the Agreements and related agreements were and will be true and correct in all respects material to Centerview’s analysis and opinion, (iii) there will be no exchange ratio, working capital or other adjustments or payments by any party pursuant to any indemnification or similar obligations under the Agreements, in each case that are material to Centerview’s analysis or opinion and (iv) the debt financing to be incurred by CBS Radio in connection with the Transaction will be obtained on terms no less favorable to Entercom and CBS Radio than the terms set forth in the January 29, 2017, draft Radio Commitment Letter (as defined in the Merger Agreement). Centerview also assumed, at Entercom’s direction, that the Transaction will be consummated on the terms set forth in the Agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview further assumed, at Entercom’s direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Entercom, CBS, CBS Radio, or any other person, or the ability of Entercom, CBS, CBS Radio, or any other person to pay its respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Entercom’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Entercom or in which Entercom might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to Entercom of the exchange ratio provided for pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Agreements or the Transaction, including, without limitation, the structure or form of the Transaction, the Radio Reorganization, the Exchange Offer or the Distributions, or any other agreements or arrangements contemplated by the Agreements or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Entercom or any other party. Centerview expressed no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of Entercom. In addition,

Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Entercom or any party, or class of such persons in connection with the Transaction, whether relative to the exchange ratio provided for pursuant to the Merger Agreement or otherwise. Centerview’s opinion, as expressed therein, related to the relative values of Entercom and CBS Radio. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to what the value of the shares actually will be when issued pursuant to the Transaction or the prices at which Entercom Class A Common Stock (or other securities of CBS Radio, CBS, Entercom or any other entity) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Centerview’s opinion does not constitute a recommendation to any stockholder of Entercom or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the board of directors of Entercom (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the board of directors of Entercom in connection with Centerview’s opinion, dated February 2, 2017. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Entercom or CBS Radio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Entercom, CBS, CBS Radio or any other parties to the Transaction. None of Entercom, CBS, CBS Radio, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Entercom do not purport to be appraisals or reflect the prices at which Entercom may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 31, 2017 (the last trading day before Centerview rendered its oral opinion) and is not necessarily indicative of current market conditions. For purposes of the financial analyses described below, earnings before interest, taxes, depreciation and amortization was calculated excluding stock-based compensation expense and adjusted for certain one-time items, and is referred to in this summary of Centerview’s opinion as “Adjusted EBITDA.”

Selected Public Comparable Companies Analysis

Centerview reviewed and compared certain financial information for Entercom and CBS Radio to corresponding financial information for the following publicly traded companies with significant radio, radio/television or television broadcast businesses that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Entercom and CBS Radio:

Selected Radio Companies

•	Salem Media Group, Inc.

•	Townsquare Media Inc.

•	Cumulus Media, Inc.

Selected Radio/Television Companies

•	The E. W. Scripps Company

•	Entravision Communications Corporation

Selected Television Broadcast Companies

•	Nexstar Media Group, Inc.

•	Gray Television, Inc.

•	Sinclair Broadcast Group, Inc.

•	Tribune Media Company

Although none of the selected companies is directly comparable to Entercom or CBS Radio, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded companies with significant radio, radio/television or television broadcast businesses that have certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Entercom and CBS Radio. However, because none of the selected companies is exactly the same as Entercom or CBS Radio, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the business, financial and operating characteristics and prospects of Entercom, CBS Radio and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings, FactSet (a data source containing historical and estimated financial data) and publicly available Wall Street research as of January 31, 2017, Centerview calculated, for each selected company, among other things, aggregate enterprise values (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants and restricted stock units, as applicable) plus the book value of debt (or, in the case of Cumulus, the reported market value of total debt, which was trading at distressed prices), plus minority interests, less cash and cash equivalents and equity method investments) as a multiple of the average estimated Adjusted EBITDA. Where research estimates were not available for 2018, such estimates were calculated based on estimated 2017 Adjusted EBITDA, estimated net revenue growth from 2016 to 2017, and estimated 2017 Adjusted EBITDA margin.

The results of these analyses are summarized below:

Selected Radio Companies	EV / Average 2017E/18E Adj. EBITDA
Salem Media Group, Inc.	8.7x
Townsquare Media, Inc.	7.5x
Cumulus Media, Inc.	5.6x

Selected Radio/Television Companies
The E. W. Scripps Company	10.3x
Entravision Communications Corporation	9.2x

Selected Television Broadcast Companies
Nexstar Media Group, Inc.	8.1x
Gray Television, Inc.	7.8x
Sinclair Broadcast Group, Inc.	7.6x
Tribune Media Company	7.1x

EV / Average 2017E/18E Adj. EBITDA
	Min	Average	Median	Max
Selected Radio Companies	5.6x	7.3x	7.5x	8.7x
Selected Radio/Television Companies	9.2x	9.8x	9.8x	10.3x
Selected Television Broadcast Companies	7.1x	7.6x	7.7x	8.1x

Based on its experience and professional judgment, for purposes of its analysis Centerview selected an enterprise value to estimated average Adjusted EBITDA multiple reference range of 7.5x to 9.5x. Using this reference range and Entercom’s 2017-2018 average estimated Adjusted EBITDA reflected in the Entercom Projections and CBS Radio’s 2017-2018 average estimated Adjusted EBITDA reflected in the CBS Radio Projections, Centerview calculated a range of approximate implied enterprise values of between $950 million and $1,205 million for Entercom and between $2,810 million and $3,560 million for CBS Radio. Centerview then calculated the ratio of the highest implied enterprise value for Entercom to the lowest implied enterprise value for CBS Radio and the ratio of the lowest implied enterprise value for Entercom to the highest implied enterprise value for CBS Radio to derive an implied exchange ratio range of 0.732x to 1.666x. Centerview then compared this implied exchange ratio to the exchange ratio provided for pursuant to the Merger Agreement of 1.00x.

Selected Precedent Transactions Analysis

Centerview performed a selected precedent transactions analysis in which Centerview reviewed publicly available financial terms of the following selected transactions in the radio or television broadcast industries that Centerview in its professional judgment deemed relevant to consider in relation to Entercom, CBS Radio and the Transaction.

The selected transactions were:

Transaction Announcement	Acquiror	Target
Television Broadcast
January 2016	Nexstar Broadcasting Group, Inc.	Media General, Inc.
March 2014	Media General, Inc.	LIN Media LLC
June 2013	Gannett Co., Inc.	Belo Corp.
Radio
August 2013	Townsquare Media	Cumulus Media (53 stations)
March 2011	Cumulus Media, Inc.	Citadel Broadcasting Corporation

No company or transaction used in this analysis is identical or directly comparable to Entercom, CBS Radio or the Transaction. The companies included in the selected transactions listed above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of Entercom and CBS Radio. The reasons for and the circumstances surrounding each of the selected transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Entercom, CBS Radio and the companies included in the selected transaction analysis. Accordingly, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected transaction analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies, Entercom and CBS Radio.

Financial data for the selected transactions was based solely on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from SEC filings, FactSet and other Wall Street research.

Using publicly available information, Centerview calculated, for each of the selected transactions set forth above, among other things, the enterprise value (calculated, to the extent publicly available, as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, other equity awards and other convertible securities) plus the book value of debt, preferred stock and noncontrolling interests less cash and cash equivalents) implied for the applicable target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s Adjusted EBITDA (generally based on the average Adjusted EBITDA of each target company for the preceding two years prior to the transaction announcement, except where such information was not available).

The results of this analysis were as follows:

Selected Precedent Transactions Analysis
Television Broadcast			EV / Average Two-Year Trailing Adj. EBITDA
Date	Acquiror	Target
Jan-16	Nexstar Broadcasting Group, Inc.	Media General, Inc.	9.3x
Mar-14	Media General, Inc.	LIN Media LLC	11.3x
Jun-13	Gannett Co., Inc.	Belo Corp.	9.4x
Radio
Date	Acquiror	Target
Aug-13	Townsquare Media	Cumulus Media (53 stations)	7.3x
Mar-11	Cumulus Media, Inc.	Citadel Broadcasting Corporation	9.8x

EV / Average Two-Year Trailing Adj. EBITDA
	Min	Mean	Median	Max
Selected Transactions	7.3x	9.4x	9.4x	11.3x

Based on its experience and professional judgment, for purposes of its analysis Centerview selected an enterprise value to estimated average Adjusted EBITDA multiple reference range of 9.5x to 11.0x. Using this reference range and Entercom’s 2016 Adjusted EBITDA reflected in the Entercom Internal Data and CBS Radio’s 2016 Adjusted EBITDA reflected in the CBS Radio Internal Data, Centerview calculated a range of approximate implied enterprise values of between $1,125 million and $1,300 million for Entercom and between $3,340 million and $3,865 million for CBS Radio. Centerview then calculated the ratio of the highest implied enterprise value for Entercom to the lowest implied enterprise value for CBS Radio and the ratio of the lowest implied enterprise value for Entercom to the highest implied enterprise value for CBS Radio to derive an implied exchange ratio range of 0.890x to 1.421x. Centerview then compared this implied exchange ratio to the exchange ratio provided for pursuant to the Merger Agreement of 1.00x.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Entercom based on the Entercom Projections and CBS Radio based on the CBS Radio Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing these analyses, Centerview calculated the estimated present value of the standalone unlevered after-tax free cash flows that Entercom and CBS Radio were forecasted to generate during the year ending December 31, 2017 through the year ending December 31, 2021. Financial data of Entercom was based on the Entercom Projections, including the estimated value of certain Entercom tax attributes. Financial data of CBS Radio was based on the CBS Radio Projections. For purposes of this analysis, stock-based compensation was treated as a cash expense. The terminal value of each of Entercom and CBS Radio at the end of the forecast period was estimated, assuming normalized depreciation and amortization expense equal to capital expenditures in perpetuity, by using perpetuity growth rates ranging from 1.0% to 2.0%. The cash flows and terminal values were then discounted to present value (as of December 31, 2016) using discount rates ranging from 7.50% to 9.25% for Entercom and 7.25% to 9.00% for CBS Radio. These ranges of discount rates were determined based on Centerview’s analysis of Entercom’s and CBS Radio’s respective weighted average cost of capital. Based on these analyses, Centerview calculated a range of approximate implied enterprise values for Entercom and CBS

Radio. Centerview then calculated the ratio of the highest implied enterprise value for Entercom to the lowest implied enterprise value for CBS Radio and the ratio of the lowest implied enterprise value for Entercom to the highest implied enterprise value for CBS Radio to derive an implied exchange ratio range. Centerview then compared this implied exchange ratio to the exchange ratio provided for pursuant to the Merger Agreement of 1.00x. The results of this analysis were as follows:

Implied Enterprise Value—Excluding Synergies ($mm)
Entercom Implied Enterprise Value Range—Excluding Synergies	1,110 - 1,535
CBS Radio Implied Enterprise Value Range—Excluding Synergies	2,830 - 4,160

Implied Exchange Ratio Range—Excluding Synergies ($mm)
Comparing High-to-Low Implied Enterprise Value of Entercom to CBS Radio	0.520x
Comparing Low-to-High Implied Enterprise Value of Entercom to CBS Radio	1.617x

In addition, Centerview performed a discounted cash flow analysis of the Synergies estimated by Entercom management to result from a combination. This analysis was based on a phasing of estimated cost and revenue Synergies, less the cost to achieve these Synergies, the cost of certain dis-synergies, and certain other potential one-time transaction costs, which are collectively referred to in this summary of Centerview’s opinion as the “Net Synergies.” The terminal value of the Net Synergies at the end of the forecast period was estimated by using perpetuity growth rates ranging from 1.0% to 2.0%. The cash flows and terminal values were then discounted to present value (as of December 31, 2016) using discount rates ranging from 7.625% to 9.125%. These ranges of discount rates were determined based on Centerview’s analysis of Entercom’s weighted average cost of capital. This analysis indicated a range of approximate discounted present values of such Net Synergies, based on the Entercom Projections, of between $481 million and $737 million, with a midpoint of $586 million. Centerview then added 28% (reflecting the pro forma ownership of Entercom by current Entercom shareholders contemplated by the Merger Agreement) of the foregoing midpoint value to each end of the implied enterprise value range for Entercom as described in the immediately preceding paragraph and 72% (reflecting the pro forma ownership of Entercom by former CBS Radio shareholders contemplated by the Merger Agreement) of the foregoing midpoint value to each end of the implied enterprise value range for CBS Radio as described in the immediately preceding paragraph. Centerview then calculated the ratio of the highest resulting implied enterprise value for Entercom to the lowest resulting implied enterprise value for CBS Radio and the ratio of the lowest resulting implied enterprise value for Entercom to the highest resulting implied enterprise value for CBS Radio to derive an implied exchange ratio range. Centerview then compared this implied exchange ratio to the exchange ratio provided for pursuant to the Merger Agreement of 1.00x. The results of this analysis were as follows:

Implied Exchange Ratio Range—Including Synergies ($mm)
Comparing High-to-Low Implied Enterprise Value of Entercom to CBS Radio	0.582x
Comparing Low-to-High Implied Enterprise Value of Entercom to CBS Radio	1.496x

Other Factors

Centerview noted for the board of directors of Entercom certain additional factors solely for informational purposes, including, among other things, the following:

•

Contribution Analysis. Centerview performed a contribution analysis of Entercom and CBS Radio in which Centerview reviewed the implied exchange ratio calculated based on relative contributions of Entercom and CBS Radio equity value, both including and excluding the impact of certain tax attributes, using the financial metrics contributed by Entercom and CBS Radio for estimated 2016 Adjusted EBITDA, estimated 2017 Adjusted EBITDA, and estimated 2017-2018 average Adjusted EBITDA of the pro forma combined company, along with certain other financial metrics of the pro forma combined company that Centerview deemed in its professional judgment to be relevant, in each case based on the Entercom Projections and the CBS Radio Projections and excluding the Synergies.

The implied exchange ratios calculated by Centerview, excluding the Synergies, with respect to the equity value, equity value including the impact of certain tax attributes, estimated 2016 Adjusted EBITDA, estimated 2017 Adjusted EBITDA, and estimated 2017-2018 average Adjusted EBITDA, respectively, are outlined in the table below. Centerview compared these implied exchange ratios to the exchange ratio provided for pursuant to the Merger Agreement of 1.00x. Centerview noted that contribution analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

Implied Exchange Ratio
Equity Value (Excl. Certain Tax Attributes)	1.116x
Equity Value (Incl. Certain Tax Attributes)	0.863x
2016 Adjusted EBITDA	1.155x
2017 Adjusted EBITDA	1.161x
2017-2018 Average Adjusted EBITDA	1.148x

•	Illustrative Pro Forma Accretion/Dilution Analysis. Centerview performed illustrative pro forma accretion/dilution analyses of the potential financial effects of the Transaction on, among other things, Entercom’s estimated adjusted earnings per share (excluding stock based compensation expense and restructuring and integration charges) for calendar years 2018 through 2020 based on the Entercom Projections, the CBS Radio Projections and the Synergies. Centerview then compared the projected adjusted earnings per share of Entercom on a stand-alone basis to the projected pro forma adjusted earnings per share of the combined company. Centerview noted that, based on such analyses, the Transaction would be accretive to Entercom’s shareholders on an adjusted earnings per share basis for each of calendar years 2018 through 2020, but also noted that actual results achieved by the combined company may vary materially from forecasted results and that illustrative pro forma accretion/dilution analysis is not a valuation methodology and that such analysis was presented for reference purposes only and not as a component of Centerview’s fairness analyses.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the board of directors of Entercom in its evaluation of the Transaction. Consequently, the analyses described above should not be viewed as determinative of the views of the board of directors or management of Entercom with respect to the Exchange Ratio or as to whether the board of directors of Entercom would have been willing to determine that a different form or amount of consideration was fair. The consideration for the Transaction was determined through arm’s-length negotiations between Entercom and CBS and was approved by the board of directors of Entercom. Centerview provided advice to Entercom during these negotiations. Centerview did not, however recommend any specific form or amount of consideration to Entercom or its board of directors or that any specific form or amount of consideration constituted the only appropriate consideration for the Transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its opinion, Centerview had not (except for its engagement in connection with the Transaction) been engaged to provide financial advisory or other services to Entercom, and had not received any compensation from Entercom during such period. In the two years prior to the date of its opinion, Centerview had not been engaged to provide financial advisory or other services to CBS or CBS Radio, and Centerview had not received any compensation from CBS or CBS Radio during such period. Centerview may provide financial advisory and other services to or with respect to Entercom, CBS or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Entercom, CBS or any of their respective affiliates, or any other party that may be involved in the Transaction.

The board of directors of Entercom selected Centerview as its financial advisor in connection with the Transaction based on Centerview’s qualifications, expertise and reputation, its knowledge of and experience in recent transactions in the media industry and its knowledge of Entercom’s business and affairs. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Centerview’s services as the financial advisor to the board of directors of Entercom, Entercom has agreed to pay Centerview an aggregate fee of $2 million, all of which was payable upon the rendering of Centerview’s opinion. In addition, Entercom has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Financial Projections Prepared by Entercom

Neither CBS, CBS Radio nor Entercom, as a matter of course, make public any long-term projections as to future revenues, earnings or other results due to the inherent unpredictability and subjectivity of underlying assumptions and estimates. However, in connection with its evaluation of the Transactions, Entercom’s management prepared certain (i) non-public, internal pro forma financial estimates regarding Entercom’s operations as a standalone business for calendar year 2016 including the full year impact of stations it began operating in November 2016 and acquired in January 2017, and (ii) non-public, internal financial forecasts regarding Entercom’s anticipated future operations as a standalone business for calendar years 2017 through 2021, in each case, based on assumptions that Entercom’s management believed to be reasonable at the time. The internal financial estimates prepared by Entercom for calendar year 2016 and the internal financial forecasts prepared by Entercom for calendar years 2017 to 2021, collectively, are referred to in this document as the “Entercom Projections.” A summary of the Entercom Projections has been provided below.

In connection with Entercom’s due diligence process and evaluation of the Transactions, Entercom’s management prepared non-public, internal financial forecasts regarding CBS Radio’s anticipated future operations as a standalone business for calendar years 2017 through 2021, in each case, based on assumptions that Entercom’s management believed to be reasonable at the time. In preparing its financial forecasts for CBS Radio, Entercom’s management considered the historical financial information CBS management prepared for CBS Radio, non-public, internal estimates for the business of CBS Radio for calendar year 2016 prepared by CBS management, and oral guidance provided by CBS Radio’s senior management to Entercom and its financial advisors regarding an estimated revenue growth rate in calendar 2017 of 2% and estimated expense budget growth rate in calendar 2017 of 1%. The non historical financial information and oral guidance provided by CBS and CBS Radio, collectively, are referred to herein as the “CBS Radio Provided Financial Information.” A summary of the CBS Radio Provided Financial Information has been provided below.

Entercom’s management, as it believed appropriate, made adjustments to the CBS Radio Provided Financial Information in a manner that Entercom’s management believed reflected the differing assumptions underlying forecasted performance, as well as potential business and financial risks that Entercom’s management believed could impact the future financial performance of the business of CBS Radio. The CBS Radio Provided Financial

Information prepared by CBS for the business of CBS Radio for calendar year 2016 and the internal financial forecasts prepared by Entercom for CBS Radio for calendar years 2017 through 2021, collectively, are referred to herein as the “CBS Radio Projections.” A summary of the CBS Radio Projections has been provided below.

In connection with Entercom’s evaluation of the Transactions, Entercom’s management also prepared its own (i) non-public, internal financial estimates regarding the combined company’s operations for calendar year 2016, and (ii) non-public, internal financial forecasts for calendar years 2017 through 2021, in each case, based on assumptions that Entercom’s management believed to be reasonable at the time and in each case without consultation with CBS, CBS Radio or any of their respective affiliates, officers, directors, partners, advisors or representatives, other than CBS Radio’s provision of the CBS Radio Provided Financial Information and certain public historical financial information prepared by CBS management for CBS Radio. In preparing the financial projections for the combined company, Entercom’s management considered the CBS Radio Financial Information and, as it believed appropriate, made adjustments to the CBS Radio Financial Information in a manner that Entercom’s management believed reflected the differing assumptions underlying forecasted performance, as well as potential business and financial risks, cost savings opportunities and combination benefits that Entercom’s management believed could impact the future financial performance of the combined company. The internal financial estimates prepared by Entercom for the combined company for calendar year 2016, and the internal financial forecasts prepared by Entercom for the combined company for calendar years 2017 through 2021, collectively, are referred to herein as the “Combined Company Projections,” which, together with the Entercom Projections and the CBS Radio Projections, are referred to herein as the “Management Projections.” A summary of the Combined Company Projections has been provided below.

Entercom has not obtained, and does not intend to obtain, updated opinions from Morgan Stanley and Centerview and has not updated, and does not intend to update, any of the projections or assumptions that Entercom provided to Morgan Stanley and Centerview and upon which Morgan Stanley and Centerview based their opinions. Morgan Stanley’s and Centerview’s opinions do not speak to the time when the Transactions will be completed or to any other date other than the date of each opinion. On or before August 9, 2017, Entercom intends to file its report on Form 10-Q for the quarterly period ended June 30, 2017, announcing Entercom’s results of operations for that period. Entercom’s results of operations are subject to seasonal and other variability common in the radio broadcasting industry due to fluctuations in advertising expenditures and other factors. See “Risk Factors.” Further, the projections Entercom provided to Morgan Stanley and Centerview were not necessarily indicative of results that Entercom will achieve for any period ending after the date of each opinion. However, as of the date hereof and except as otherwise publicly disclosed, Entercom is not aware of any material change or anticipated material change in its operations or performance since the date of each opinion.

CBS Radio Provided Financial Information

In addition to the oral guidance provided by CBS Radio’s senior management to Entercom and its financial advisors consisting of an estimated revenue growth rate in calendar 2017 of 2% and estimated expense growth rate in calendar 2017 of 1%, CBS management provided Entercom with non-public, internal estimates for the business of CBS Radio for calendar year 2016 prepared by CBS management, as summarized below:

Year Ending December 31, 2016E
(in millions)
Revenue	$1,221
Broadcast Cash Flow (1)	$385
Adjusted EBITDA (2)	$351
Unlevered Free Cash Flow (3)	$334

(1)

Broadcast Cash Flow refers to operating income (loss) before depreciation, stock-based compensation expense; corporate expenses; restructuring charges; and impairment charges and is adjusted to present a full year of savings associated with restructurings in the fourth quarters of 2015 and 2016 and to exclude

KFWB-AM, which was sold in the first quarter of 2016. It also excludes certain CBS corporate expense allocations and other non-recurring items.
(2)	Adjusted EBITDA refers to operating income (loss) before depreciation; stock-based compensation expense; restructuring charges; and impairment charges and is adjusted to present a full year of savings associated with restructurings in the fourth quarters of 2015 and 2016 and to exclude KFWB-AM, which was sold in the first quarter of 2016. It also excludes certain CBS corporate expense allocations and other non-recurring items.
(3)	Unlevered Free Cash Flow refers to Adjusted EBITDA less capital expenditures.

Entercom Projections

	Year Ending December 31,
(in millions)	2016E(1)	2017E	2018E	2019E	2020E	2021E
Revenue	$473	$485	$497	$505	$517	$525
Broadcast Cash Flow (2)	$146	$152	$160	$164	$173	$178
Adjusted EBITDA (3)	$118	$123	$131	$135	$144	$148
Unlevered Free Cash Flow (4)	$111	$109	$123	$128	$137	$141

(1)	2016E is adjusted to reflect a full year impact of radio stations which Entercom began operating in November 2016 and acquired in January 2017.
(2)	Broadcast Cash Flow refers to operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); corporate general and administrative expenses; non-cash compensation expense; impairment loss; merger and acquisition costs and restructuring charges; other expense related to the refinancing of certain existing indebtedness of Entercom in November 2016; and gain or loss on sale or disposition of assets.
(3)	Adjusted EBITDA refers to operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); non-cash compensation expense; impairment loss; merger and acquisition costs and restructuring charges; other expense related to the refinancing of certain existing indebtedness of Entercom in November 2016; and gain or loss on sale or disposition of assets.
(4)	Unlevered Free Cash Flow refers to Adjusted EBITDA less capital expenditures.

CBS Radio Projections

	Year Ending December 31,
(in millions)	2016E	2017E	2018E	2019E	2020E	2021E
Revenue	$1,221	$1,245	$1,270	$1,289	$1,321	$1,341
Broadcast Cash Flow (1)	$385	$404	$420	$431	$455	$466
Adjusted EBITDA (2)	$351	$367	$383	$393	$416	$427
Unlevered Free Cash Flow (3)	$326	$343	$359	$369	$392	$403

(1)	Broadcast Cash Flow refers to operating income (loss) before depreciation, stock-based compensation expense; corporate expenses; restructuring charges; and impairment charges and is adjusted to present a full year of savings associated with restructurings in the fourth quarters of 2015 and 2016 and to exclude KFWB-AM, which was sold in the first quarter of 2016. It also excludes certain CBS corporate expense allocations and other non-recurring items.
(2)	Adjusted EBITDA refers to operating income (loss) before depreciation; stock-based compensation expense; restructuring charges; and impairment charges and is adjusted to present a full year of savings associated with restructurings in the fourth quarters of 2015 and 2016 and to exclude KFWB-AM, which was sold in the first quarter of 2016. It also excludes certain CBS corporate expense allocations and other non-recurring items.
(3)	Unlevered Free Cash Flow refers to Adjusted EBITDA less capital expenditures.

Combined Company Projections(1)

	Year Ending December 31,
(in millions)	2016E(2)	2017E	2018E	2019E	2020E	2021E
Revenue	$1,694	$1,732	$1,788	$1,833	$1,897	$1,944
Broadcast Cash Flow (3)	$531	$550	$595	$627	$677	$709
Adjusted EBITDA (4)	$469	$485	$542	$582	$631	$663

(1)	The Combined Company Projections include the impact of anticipated revenue and expense synergies, including costs to achieve such synergies, and potential dilution from required station divestitures.
(2)	2016E is adjusted to reflect a full year impact of radio stations which Entercom began operating in November 2016 and acquired in January 2017.
(3)	Broadcast Cash Flow refers to operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); corporate general and administrative expenses; non-cash compensation expense; impairment loss; merger and acquisition costs and restructuring charges; other expense related to the refinancing of certain existing indebtedness of Entercom in November 2016; and gain or loss on sale or disposition of assets. It is adjusted to present a full year of savings associated with CBS Radio restructurings in the fourth quarters of 2015 and 2016 and to exclude CBS Radio station KFWB-AM, which was sold in the first quarter of 2016. It also excludes certain CBS corporate expense allocations and other non-recurring items.
(4)	Adjusted EBITDA refers to operating income (loss) before: depreciation and amortization; time brokerage agreement fees (income); non-cash compensation expense; impairment loss; merger and acquisition costs and restructuring charges; other expense related to the Entercom refinancing and gain or loss on sale or disposition of assets. It is adjusted to present a full year of savings associated with CBS Radio restructurings in the fourth quarters of 2015 and 2016 and to exclude CBS Radio station KFWB-AM, which was sold in the first quarter of 2016. It also excludes certain CBS corporate expense allocations and other non-recurring items.

The Management Projections were independently prepared by Entercom’s management based on assumptions that Entercom’s management believed to be reasonable at the time and were provided to the board of directors of Entercom in its evaluation of the Transactions and to Entercom’s financial advisors, Morgan Stanley and Centerview, for their use and reliance in connection with their financial analyses and opinions (see “The Transactions—Opinions of Entercom’s Financial Advisors”). The above summaries of the Management Projections are being included to provide shareholders of CBS and Entercom with access to certain non-public information that was made available to and considered by the board of directors of Entercom for purposes of evaluating the Transactions and which was also provided to Entercom’s financial advisors. The Management Projections and all other financial projections provided or summarized in this section are not being included in this document in order to influence any shareholder to make any investment decision with respect to the Transactions or for any other purpose. The summary of the CBS Radio Provided Financial Information is being included in this document solely because Entercom’s management used (i) certain historical data and (ii) nonpublic financial projections included in the CBS Radio Provided Financial Information in connection with its preparation of the CBS Radio Projections and the Combined Company Projections.

The inclusion of the Management Projections should not be deemed to be a representation by Entercom, CBS, CBS Radio or any of their respective officers, directors, affiliates, advisors or other representatives with respect to the Management Projections. Although a summary of the Management Projections is presented with numerical specificity, they reflect numerous variables, assumptions and estimates as to future events made by Entercom’s management that Entercom’s management believed were reasonable at the time the Management Projections were prepared, taking into account the relevant information available to management at the time the Management Projections were prepared. However, this information should not be relied upon as being necessarily indicative of actual future results. The future financial results of Entercom, CBS Radio and the combined company may materially differ from those expressed in the Management Projections due to a number of factors that are beyond the control of Entercom’s management and the management of CBS Radio and CBS. Important factors that may affect actual results and cause the Management Projections to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of each of Entercom and CBS Radio (including each of Entercom’s and CBS Radio’s ability to achieve strategic goals, objectives and targets over applicable periods) and the integration of such businesses, overall industry performance, changes in the regulatory environment, the impact of divestitures that the U.S. Department of Justice (“DOJ”) or FCC may require from Entercom and/or CBS Radio in connection with the consummation of the Transactions, adverse economic conditions in general and adverse economic conditions specifically affecting the markets in which Entercom and CBS Radio operate. You are urged to review the section entitled “Risk Factors” beginning on page 55 of this document for a description of risk factors relating to the Transactions, including those risk factors incorporated by reference into this document, as well as the other factors described under the section entitled “Cautionary Statement on Forward-Looking Statements” beginning on page 70 of this document for additional information regarding the risks inherent in forward-looking information such as the Management Projections. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Accordingly, there can be no assurance that the Management Projections will be realized and actual results may be materially better or worse than those contained in the Management Projections. Since the Management Projections cover multiple years, that information by its nature becomes less predictive with each successive year. You should also read the section entitled “Cautionary Statement Concerning Forward-Looking Statements” of this document for additional information regarding the risks inherent in forward-looking information such as the financial projections. The information from the Management Projections included above should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding CBS Radio contained in this document and in Entercom’s public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Management Projections, shareholders are cautioned not to place undue, if any, reliance on the Management Projections.

The Management Projections were not prepared with a view toward public disclosure and were not prepared with a view toward compliance with GAAP. The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation, presentation of prospective financial information. The Management Projections have been prepared by, and are the responsibility of, Entercom’s management. PricewaterhouseCoopers LLP has neither audited, reviewed, examined, compiled nor performed agreed-upon procedures with respect to the Management Projections and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP reports included or incorporated by reference in this document relate to CBS’s, CBS Radio’s and Entercom’s historical financial information, and do not extend to the Management Projections and should not be read to do so.

The inclusion of summaries of the Management Projections in this document should not be regarded as an indication that any of Entercom, CBS Radio, CBS or their respective affiliates, officers, directors, partners, advisors or representatives considered, or now considers, the Management Projections to be necessarily predictive of actual future events, and the Management Projections should not be relied upon as such. None of Entercom, CBS Radio, CBS or their respective affiliates, officers, directors, partners, advisors or representatives can give any assurance that actual results will not differ materially from the Management Projections. Except to the extent required by applicable federal securities laws, none of Entercom, CBS Radio, CBS or any of their respective affiliates, officers, directors or partners intend, and expressly disclaim any responsibility, to update or otherwise revise the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even if any or all of the assumptions underlying the Management Projections are not realized or are shown to be in error. Entercom does not intend to make publicly available any update or other revision to the Management Projections. None of Entercom, CBS Radio, CBS or any of their respective affiliates, officers, directors, partners, advisors or representatives has made, makes or is authorized in the future to make any representation to any stockholder or other person regarding Entercom’s or CBS Radio’s ultimate performance compared to the information contained in the Management Projections or that the estimated results will be achieved.

Certain of the measures included in the Management Projections are non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Entercom, CBS Radio or CBS may not be comparable to similarly titled amounts used by other companies.

Entercom’s Shareholders Meeting

Under the terms of the Merger Agreement, Entercom is required to call a meeting of its shareholders for the purpose of voting upon the issuance of shares of Entercom Class A Common Stock in the Merger and the proposal to amend Entercom’s articles to provide for the classification of Entercom’s board of directors and related matters as promptly as practicable following the date on which the SEC has cleared Entercom’s proxy statement and, if required by the SEC as a condition to the mailing of Entercom’s proxy statement, the registration statement of Entercom has been declared effective. In no event, however, is Entercom required to mail its proxy statement to its shareholders or request that the SEC declare its proxy statement or the Entercom Registration Statement effective until after CBS has requested that the SEC declare the Radio Registration Statement effective. The Entercom board of directors will call a Special Meeting to be held on November 15, 2017, for shareholders of record on October 12, 2017, to approve the issuance of shares of Entercom Class A Common Stock in the Merger and to approve the classification of Entercom’s board of directors, as described in Entercom’s definitive proxy statement dated October 16, 2017. The definitive proxy statement will be mailed to holders of Entercom Common Stock on or about October 16, 2017.

As of March 27, 2017, Entercom’s directors and executive officers, together with their affiliates, held 73.0% of the voting interest represented by the shares entitled to vote at Entercom’s Special Meeting. Joseph M. Field, who as of March 27, 2017 held 61.1% of the voting interest in Entercom has, under the terms of the Voting Agreement, committed to vote in favor of the issuance of shares of Entercom Class A Common Stock in the Merger and to approve the classification of Entercom’s board of directors. As a consequence, each of the approvals required for the Merger sought at the meeting can be approved based solely on the favorable vote of Joseph M. Field. As of April 12, 2017, CBS Radio’s directors, executive officers and their affiliates did not hold shares entitled to vote at Entercom’s Special Meeting.

CBS’s Reasons for the Transactions

In reaching its decision to approve the Merger Agreement, the Separation Agreement, the other Transaction Agreements and the transactions contemplated thereby, including the Transactions, as described above in the section entitled “—Background of the Transactions,” CBS considered a number of factors. The various factors that CBS considered that weighed positively in favor of the Merger Agreement, the Separation Agreement, the other Transaction Agreements and the transactions contemplated thereby, including the Transactions, included, among others and not necessarily in order of relative importance:

•	CBS’s knowledge of CBS’s and CBS Radio’s businesses, financial conditions, results of operations, industries and competitive environments;

•	CBS’s knowledge of Entercom’s business, financial condition, results of operations, industry and competitive environment, taking into account the results of CBS’s due diligence review of Entercom;

•	CBS’s expectation that, upon completion of the Transactions, former holders of CBS Common Stock will receive approximately 101 million shares of Entercom Class A Common Stock, or approximately 72% of all outstanding shares of Entercom Common Stock when also including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, on a fully diluted basis in the aggregate, which would allow such former holders of CBS Common Stock to participate in the potential benefits and synergies of the combined company after the consummation of the Transactions, including:

•	its expectation that, following the Transactions, Entercom will be the second-largest U.S. radio company with 244 stations across 47 local markets, delivering leading local sports, news and entertainment content through its broadcast radio platform as well as offering a leading digital and events platform;

•	its expectation that, following the Transactions, Entercom will have a large market focus and operate in all of the top 10 U.S. markets and 23 of the top 25 U.S. markets;

•	its expectation that the Transactions will result in at least $25 million in annual cost synergies for Entercom, which are expected to be fully realized within 12 to 18 months after consummation of the Transactions;

•	its belief that, following the Transactions, Entercom will be a well-capitalized company with a strong balance sheet, significant free cash flow generation and an attractive dividend, positioned to drive shareholder value;

•	its belief that, with its enhanced scale and reach, Entercom will be well positioned to provide high return on investment (ROI) for advertisers and be able to compete more effectively with other media platforms;

•	its belief that the businesses of CBS Radio and Entercom are complementary and that the integration of the two companies can be completed in a timely and efficient manner with minimal disruption to employees; and

•	that upon closing of the Transactions, Entercom’s board of directors will consist of ten members, including four new directors agreed-upon by CBS;

•	CBS’s exploration of strategic options for CBS Radio and the belief of CBS, following such exploration, that the Transactions could provide more value to CBS and CBS’s stockholders than other potential strategic options for CBS Radio, including (1) retaining CBS Radio, (2) consummating an initial public offering of up to 20% of the shares of CBS Radio, followed by the subsequent separation of CBS Radio into an independent standalone public company, which could be effected through a tax-free split-off or other transaction and (3) separating CBS Radio through another transaction, including for cash. For more information on the CBS Radio strategic exploration process, see “—Background of the Transactions”;

•	CBS’s expectation that the Transactions generally would result in a tax-efficient disposition of CBS Radio for CBS and CBS’s stockholders;

•	CBS’s belief that the success of the business of CBS Radio would be maximized if it combined with Entercom (including because CBS Radio had no recent experience as a standalone independent public company) and that, without the business of CBS Radio, CBS could better concentrate on its remaining businesses;

•	the ability of each of CBS’s and Entercom’s management teams to focus on their respective core businesses following the Transactions, allowing each management team to pursue the development of business strategies most appropriate to their respective operations;

•	CBS’s belief that the characteristics of the CBS and CBS Radio businesses may appeal to different investor bases, and that, in the Transactions, CBS’s stockholders will have the opportunity to exchange all, some, or none of their shares of CBS Class B Common Stock for shares of Radio Common Stock;

•	that the exchange of shares of CBS Class B Common Stock for shares of Radio Common Stock in the exchange offer will result in a reduction in CBS’s outstanding share count;

•	that execution risk associated with Entercom shareholder approval is mitigated to some extent by the agreement of Entercom Chairman Joseph M. Field, who beneficially owns approximately 61.1% of the voting power of the Entercom Common Stock, to vote in favor of the Transactions, pursuant to the terms and conditions of the Voting Agreement. As a consequence, each of the approvals required for the Merger sought at the meeting can be approved based solely on the favorable vote of Joseph M. Field. For more information, see “Other Agreements and Other Related Party Transactions—Field Family Side Letter Agreement”;

•	that Joseph M. Field, Marie Field and David J. Field entered into the Field Family Side Letter Agreement with Entercom, pursuant to which such shareholders agreed to certain restrictions on the transfer of Entercom Common Stock (with exceptions for certain estate planning transfers) for nine months after closing of the Transactions, and that such shareholders also agreed to automatically convert certain of their shares of Entercom Class B Common Stock into shares of Entercom Class A common stock upon the occurrence of certain events, subject to the terms and conditions of the Field Side Letter. For more information, see “Other Agreements and Other Related Party Transactions—Field Family Side Letter Agreement”;

•	the Merger Agreement’s provisions requiring Entercom to pay CBS a termination fee if the Merger Agreement is terminated under certain circumstances. For more information, see “The Merger Agreement—Termination of the Merger Agreement—Termination Fees”;

•	the historical and then-current trading prices and volumes of the Entercom Common Stock and CBS Common Stock; and

•	the other terms and conditions of the Transaction Agreements.

In addition, CBS considered a variety of risks and other potentially negative factors concerning the Merger Agreement, the Separation Agreement, the other transaction agreements and the transactions contemplated thereby, including the Transactions. These factors included the following, which are not necessarily listed in order of relative importance:

•	the possibility that the Transactions may not be completed on the terms or timeline currently contemplated or at all, including for reasons beyond the control of CBS, CBS Radio or Entercom;

•	the possibility that the conditions to the Transactions may not be met, including for reasons beyond the control of CBS, CBS Radio or Entercom;

•	the risk that failure to complete the Transactions could negatively affect the price of CBS Common Stock and CBS’s future business, financial condition and operating results;

•	the possibility that the Transactions may not result in the anticipated tax treatment for CBS and CBS’s stockholders, including for reasons beyond the control of CBS, CBS Radio or Entercom;

•	that the exchange offer may not be fully subscribed by CBS’s stockholders, which could result in CBS having to complete the Split-Off through a distribution of the unsubscribed shares of Radio Common Stock on a pro rata basis to the holders of outstanding shares of CBS Class A Common Stock and CBS Class B Common Stock;

•	that the value of the Entercom Common Stock to be received in the Transactions could fluctuate, perhaps significantly, based on a variety of factors including general stock market conditions, the liquidity of Entercom Common Stock and the performance of Entercom’s business;

•	the potential risk of diverting management focus and resources from operational matters and other strategic opportunities while working to implement the Transactions;

•	the risk that CBS, CBS Radio and Entercom may be unable to retain key employees;

•	the risk that the anticipated benefits of the Transactions might not be realized on the expected timeframe or at all;

•	that Entercom will retain a class of high voting stock following the Transactions;

•	the restrictions on the conduct of CBS Radio’s business during the period between execution of the Merger Agreement and the consummation of the Merger. For more information, see “The Merger Agreement—Conduct of Business Pending the Merger—Conduct of CBS Radio”;

•	the risk that the Entercom shareholders may fail to approve the Entercom merger issuance proposal or the Entercom charter amendment proposal;

•	the Merger Agreement’s provisions permitting Entercom, subject to certain terms and conditions, to terminate the Merger Agreement in order to enter into a superior proposal. For more information, see “The Merger Agreement—Termination of the Merger Agreement”;

•	risks associated with any divestitures and/or other restrictions that the DOJ or FCC may require from Entercom and/or CBS Radio in connection with the consummation of the Transactions;

•	the ability to complete any divestitures that the DOJ or FCC may require from Entercom and/or CBS Radio in connection with the consummation of the Transactions on the terms or timeline currently contemplated or at all;

•	the effect of divesting CBS Radio pursuant to the Transactions on CBS’s future earnings per share; and

•	risks of the type and nature described under the section of this document entitled “Risk Factors” (or incorporated herein by reference).

CBS considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination to approve the Merger Agreement, the Separation Agreement, the other transaction agreements and the transactions contemplated thereby, including the Transactions. In view of the wide variety of factors considered by CBS in connection with its evaluation of the Merger Agreement, the Separation Agreement, the other transaction agreements and the Transactions contemplated thereby, including the Transactions and the complexity of these matters, CBS did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. CBS evaluated the factors described above, among others, and decided to approve the Merger Agreement, the Separation Agreement, the other transaction agreements and the transactions contemplated thereby, including the Transactions.

Interests of CBS’s and CBS Radio’s Directors and Executive Officers in the Transactions

As of October 6, 2017, CBS’s and CBS Radio’s directors and executive officers owned approximately 1.9 percent of the outstanding shares of CBS Class B Common Stock and 400 shares of Entercom Class A Common Stock. All of the outstanding Radio Common Stock is owned directly by CBS. Except as noted below, the directors and executive officers of CBS and CBS Radio will not receive an extra or special benefit that is not shared on a pro rata basis by all other CBS stockholders in connection with the Transactions.

Equity Awards

The executive officers of CBS Radio hold stock options and restricted stock units, all of which would receive the treatment described in the section of this document entitled “This Exchange Offer—Treatment of Specified CBS Compensatory Equity-Based Awards Held by Current CBS Radio Employees” in connection with the Transactions.

Executive Employment Arrangements with Andre J. Fernandez

Andre J. Fernandez, CBS Radio’s President and Chief Executive Officer, is party to an employment agreement that provides, if his employment were terminated involuntarily without cause or he resigned for good reason within 24 months following a change in control of CBS Radio (such as the Transactions), he would be entitled to the following compensation and benefits: (a) an amount in cash equal to the product of (i) three multiplied by (ii) the sum of his base salary and target annual bonus opportunity; (b) continued medical and dental coverage for Mr. Fernandez and his eligible dependents for 36 months following his termination of employment (or, if earlier, until Mr. Fernandez becomes eligible for coverage from a third party); (c) continued life insurance coverage until December 31, 2020, his original employment term; and (d) vesting of his outstanding stock options and restricted stock units that are scheduled to vest within 36 months following his termination of employment, provided that any such awards that are subject to performance-based vesting conditions would vest based on target performance (or if necessary to ensure the deductibility of such awards under 162(m) of the Code, based on actual performance). Any vested options would remain exercisable until the later of (x) 36 months following Mr. Fernandez’s termination of employment and (y) the period provided under the original terms of the options, provided that in no event would the exercise period be extended beyond the original term of the applicable stock options. In addition, Mr. Fernandez is eligible to receive an additional cash incentive for his continued provision of services through the closing date of the Merger, if CBS determines that he has met certain performance conditions (the “Incentive Payment”). The aggregate value of the compensation and benefits provided in (a) through (d) above, assuming an involuntary termination without cause or resignation for good reason within 24 months following the Transactions, as of September 30, 2017, and the Incentive Payment, assuming the conditions are satisfied, is $8,338,946.

Payment of the foregoing compensation and benefits is subject to Mr. Fernandez’s execution and non-revocation of a release of claims and compliance with certain restrictive covenants relating to noncompetition, nonsolicitation of employees, noninterference, protection of confidential information and CBS Radio’s ownership of work product.

Executive Employment Arrangements with Matthew Siegel

Matthew Siegel, CBS Radio’s Chief Financial Officer, is party to an employment agreement that provides, if his employment were terminated involuntarily without cause or he resigned for good reason, he would be entitled to the following compensation and benefits: (a) an amount in cash equal to the sum of 12 months of his base salary and his target annual bonus opportunity; (b) continued medical and dental coverage for Mr. Siegel and his eligible dependents for 12 months following his termination of employment (or, if earlier, until Mr. Siegel becomes eligible for coverage from a third party); and (c) vesting of his outstanding stock options and restricted stock units that are scheduled to vest within 15 months following his termination of employment, provided that any such awards that are subject to performance-based vesting conditions would vest based on target performance (or if necessary to ensure the deductibility of such awards under 162(m) of the Code, based on actual performance). Any vested options would remain exercisable until the later of (x) 15 months following Mr. Siegel’s termination of employment and (y) the period provided under the original terms of the options, provided that in no event would the exercise period be extended beyond the original term of the applicable stock options. The value of such compensation and benefits, assuming an involuntary termination without cause or resignation for good reason as of September 30, 2017, would be $1,338,746.

Payment of the foregoing compensation and benefits is subject to Mr. Siegel’s execution and non-revocation of a release of claims and compliance with certain restrictive covenants relating to noncompetition, nonsolicitation of employees, noninterference, protection of confidential information and CBS Radio’s ownership of work product.

Executive Employment Arrangements with Scott H. Herman

Mr. Herman, CBS Radio’s Chief Operating Officer, is party to a letter agreement that provides, if his employment were involuntarily terminated without cause, he would be entitled to (a) an amount in cash equal two weeks of base salary for each full year of service up to a maximum of 78 weeks (or, if greater, the amount that would be payable under CBS Radio’s severance policy), and (b) subsidized COBRA benefits for six months following his termination of employment (or, if earlier, until Mr. Herman becomes covered under another group health plan). In addition, Mr. Herman is eligible to receive the following as an additional incentive (the “Incentive Compensation”) for his continued provision of services through the closing date of the Merger, if CBS determines that he has met certain performance conditions: (i) a bonus with respect to the entire 2017 calendar year, and (ii) the vesting of his outstanding stock options and restricted stock units that are scheduled to vest during 2018, provided that any such awards that are subject to performance-based vesting conditions would vest based on target performance. The aggregate value of the compensation and benefits provided in (a) and (b) above, assuming an involuntary termination without cause as of September 30, 2017, and the Incentive

Compensation, assuming the conditions are satisfied and assuming a target level of bonus and an equity value as of September 30, 2017, is $1,737,689.

Payment of the foregoing compensation and benefits is subject to Mr. Herman’s execution of a release of claims.

Positions Following the Closing of the Merger

Immediately following the Merger, in accordance with the Merger Agreement, ten persons will serve on the Entercom board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS:

David J. Field	Director; Chairman; President & Chief Executive Officer of Entercom
Joseph M. Field	Director; Chairman Emeritus of Entercom
David J. Berkman	Director
Joel Hollander	Director
Mark R. LaNeve	Director
David Levy	Director
Leslie Moonves	Director; Chairman of the Board, President and Chief Executive Officer of CBS
Joseph R. Ianniello	Director; Chief Operating Officer of CBS
Stefan M. Selig	Director
Sean Creamer	Director

In accordance with the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement dated July 10, 2017 (which was further amended on September 13, 2017), immediately following the Merger, ten persons will serve on the Entercom board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS.

As a result, current members of Entercom’s board of directors, or their pre-Merger replacements, will comprise a majority of the Entercom board of directors immediately following consummation of the Merger.

In accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from the Entercom board of directors effective upon the earlier of (a) six months after the closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger. Following such resignations, the resulting vacancies on the Entercom board of directors will be addressed in accordance with the Entercom Bylaws, as set forth below. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members.

Holders of Entercom Class A Common Stock are entitled by class vote to elect two directors (with each share of Entercom Class A Common Stock entitling the holder thereof to one vote per share in such election). Holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to vote on the election of all other directors (with each share of Entercom Class B Common Stock held by Joseph Field or David Field in his own right in person (or by proxy or pursuant to a Qualified Voting Agreement (as defined in the Entercom Articles)) entitling the holder thereof to 10 votes per share in such election and each other share of Entercom Common Stock entitling the holder thereof to one vote per share in such election). The Entercom Bylaws provide that directors may be removed only for cause and only by the affirmative vote of a majority of the shareholders entitled to vote thereon. Any vacancies on Entercom’s Board can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum, or by a sole remaining director. However, a vacancy in the position of Entercom Class A Director may only be filled by the sole remaining Entercom Class A Director, and if both Entercom

Class A Director positions are vacant, then only the holders of the Entercom Class A Common Stock may fill such vacancies. See “Description of Entercom Capital Stock.”

CBS has not been involved in the election of Entercom’s directors prior to the signing of the Merger Agreement, and, other than the minority of the Entercom board of directors that CBS agrees upon prior to the Closing pursuant to the Merger Agreement, CBS will not be involved in the election, nomination or appointment of any Entercom directors after the Merger. It is therefore expected that, subject to the voting rights of Entercom shareholders as set forth in Entercom’s governing documents, Entercom’s pre-Merger directors (or their replacements) and their future nominees will comprise a majority of the Entercom board of directors on an ongoing basis following the consummation of the Transactions.

The Merger Agreement provides that the initial post-Merger directors of CBS Radio (at which time CBS Radio will be a wholly owned subsidiary of Entercom) will consist of David J. Field, Richard J. Schmaeling and Andrew P. Sutor, IV. CBS did not have any formal or informal appointment, consent or approval rights with respect to the post-Merger directors of CBS Radio. CBS’s only input on the post-Merger directors of CBS Radio was suggestive and non-binding input.

The Merger Agreement also provides that Entercom will provide CBS with a “reasonable consultation” right in the determination of the post-Merger executive officers of Entercom. This is solely a right of CBS to discuss the executive officers of Entercom with Entercom. CBS’s involvement in the selection of the post-Merger executive officers of Entercom will be consultative only. While CBS may offer suggestive, non-binding input, CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the executive officers of Entercom, pursuant to the Merger Agreement or otherwise. Entercom has determined, after reasonable consultation with CBS, that the executive officers of Entercom immediately following the consummation of the Merger will include David J. Field, who will continue as President & Chief Executive Officer, Richard J. Schmaeling, who will continue as Executive Vice President & Chief Financial Officer, Louise C. Kramer, who will continue as Chief Operating Officer, and Andrew P. Sutor, IV, who will continue as Senior Vice President, General Counsel & Secretary. Additionally, the post-Merger officers of CBS Radio will consist of David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary, each of whom is a current officer of Entercom. CBS did not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement or otherwise.

Interests of Entercom’s Directors and Executive Officers in the Transactions

Certain of Entercom’s executive officers and members of the Entercom board of directors have interests in the Merger that may be different from, or in addition to, the interests of Entercom’s shareholders generally. The members of the Entercom board of directors were aware of and considered these interests, among other matters, in reaching the determination to approve the terms of the Merger.

Immediately following the Merger, in accordance with the Merger Agreement, ten persons will serve on Entercom’s board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS: David J. Field, the Chairman, President & Chief Executive Officer of Entercom; Joseph M. Field, the Chairman Emeritus of the board of directors of Entercom; David J. Berkman; Joel Hollander; Mark R. LaNeve; David Levy; Leslie Moonves, the Chairman of the Board, President and Chief Executive Officer of CBS; Joseph R. Ianniello, the Chief Operating Officer for CBS; Stefan M. Selig; and Sean Creamer. In accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from the Entercom board of directors effective the earlier of (a) six months after closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger. Following such resignations, the resulting vacancies on the Entercom board of directors will be filled in accordance with Entercom’s bylaws. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members.

Entercom has determined, after reasonable consultation with CBS, that the executive officers of Entercom following the consummation of the Merger will include David J. Field, who will continue as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer, and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary. Additionally, the post-Merger officers of CBS Radio will consist of David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary, each of whom is a current officer of Entercom. CBS did not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement or otherwise.

Joseph Field, David Field and Richard Schmaeling are parties to employment agreements which provide certain benefits upon termination of their positions with Entercom, including accelerated vesting on equity awards and, for Joseph Field, tax gross up benefits. David Field has waived his rights to any such tax gross up benefit in connection with the Transactions.

Pursuant to the terms of his employment agreement, if Joseph Field ceases to serve as Chairman of the board of directors of Entercom for any reason other than a removal from such position for cause (as defined in his agreement), all of Joseph Field’s stock-based rights shall become vested, exercisable and payable. Additionally, if his employment with Entercom is terminated for any reason, he and his spouse are entitled to medical insurance for the remainder of their lives. Further, to the extent it is determined that Joseph Field would be subject to any excise tax imposed by Code Section 4999 due to the payment of any benefits under the employment agreement including the accelerated vesting of the stock-based rights, he is also entitled to receive a tax gross-up payment in an amount such that, after payment by him of all taxes imposed by the gross-up payment, he would retain an amount of the gross-up payment equal to 2/3 of the tax imposed upon the accelerated rights.

Entercom previously entered into an employment agreement with David Field, as amended on April 22, 2016. The agreement provides that in the event David Field is terminated by Entercom without cause (as defined in the agreement) or he resigns for good reason (as defined in the agreement) during the period following execution of the Merger Agreement and ending two years following completion of the Merger then, subject to the execution of a release of claims against Entercom, all of David Field’s outstanding equity compensation awards will become fully vested and Entercom will pay him a lump sum payment in an amount equal to the sum of three years’ annual base salary and three times the highest annual bonus paid to him during the preceding three-year period. Entercom will also pay his COBRA premiums for continued health coverage, to the extent he elects such coverage, for a period of up to eighteen months. Additionally, Entercom agreed to make an additional payment in an amount sufficient to place Mr. Field in the same after-tax position as if the excise tax had not been applied should any of these payments become subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. However, Mr. Field has waived such tax gross up.

On March 20, 2017, Entercom entered into an employment agreement with Mr. Schmaeling, to be effective April 18, 2017. The agreement provides that, shortly following the closing of the Merger, Mr. Schmaeling will receive a restricted stock unit grant for 50,000 shares which will vest 50% on the second anniversary of his employment commencement date and 25% on each of the third and fourth anniversaries of his employment commencement date. Should Mr. Schmaeling’s employment be terminated by Entercom without cause (as defined in the agreement) or he resign for good reason (as defined in the agreement) on or prior to twelve months following the Merger, then he will vest in all outstanding equity compensation awards that vest solely on the basis of time as of the date of such termination of employment.

Entercom previously entered into an employment agreement with Louise Kramer on February 24, 2016, which was retroactively effective to May 1, 2015. Pursuant to the terms of the agreement, Ms. Kramer is not entitled to the acceleration of any benefits nor the receipt of any additional severance in connection with the Merger or a termination of her employment following the Merger. Should Ms. Kramer’s employment be terminated by Entercom without cause (as defined in the agreement) or she resigns for good reason (as defined in the agreement), Ms. Kramer is entitled to receive payment of her annual base salary and auto allowance payments for one (1) year from the date of termination and continued vesting of Ms. Kramer’s equity awards through the one (1) year anniversary of the date of her termination, subject to the execution of a general release of claims against Entercom and her continued compliance with the restrictive covenants in the agreement.

On May 15, 2017, Entercom entered into a new employment agreement with Mr. Sutor. Pursuant to the terms of the agreement, Mr. Sutor is not entitled to the acceleration of any benefits nor the receipt of any severance in connection with the Merger or a termination of his employment following the Merger. Should Mr. Sutor’s employment be terminated by Entercom without cause (as defined in the agreement) or if his employment is terminated at any time after May 15, 2021 due to a notice of non-renewal and Entercom has not made an offer of continued employment at equal to or greater than the then-current salary and bonus package, Mr. Sutor is entitled to receive, subject to his execution of a general release of claims against Entercom and his continued compliance with the restrictive covenants in the agreement, payment of Mr. Sutor’s annual base salary for twelve months following the date of his termination.

Pursuant to the terms of the Entercom Equity Compensation Plan, it is anticipated that the Compensation Committee will determine not to accelerate vesting or lapse restrictions of any equity awards outstanding as of the consummation of the Merger. As a result, except as provided in the employment agreements described above, none of Entercom’s named executive officers will have any accelerated vesting of their equity based compensation in connection with the Merger.

Please see Entercom’s Definitive Proxy Statement filed on October 16, 2017 for more information.

Accounting Treatment and Considerations

ASC 805, Business Combinations, requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the equity interests is generally the acquiring entity. In this case Entercom is issuing the equity interests and will be the ongoing registrant of the combined entity. In identifying the acquiring entity in a combination effected through an exchange of equity interests, however, all pertinent facts and circumstances must be considered. Based on an evaluation of all facts and circumstances, management has determined that Entercom is the accounting acquiror in the Merger. This is based primarily on the considerations outlined below and a detailed analysis of the relevant GAAP guidance.

•	The relative voting interests of Entercom after the Transactions and the existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. In this case, holders of CBS Common Stock participating in the exchange offer (and a Spin-Off, if any) are expected to receive approximately 72% of the outstanding shares of Entercom Common Stock on a fully diluted basis in the aggregate, when including CBS employees who held certain CBS stock-based compensation rights that will be converted into the right to receive Entercom Class A Common Stock, and approximately 58% of the voting interests in Entercom after the Transactions. However, this voting interest is expected to be widely dispersed, whereas, based on their holdings as of March 10, 2017, Joseph M. Field and David J. Field are expected to have a large minority voting interest in the combined entity of approximately 25%. This is an indicator that Entercom is the accounting acquiror.

•	The composition of the governing body of Entercom after the Transactions. In this case, in accordance with the Merger Agreement, as amended by Amendment No. 1 to the Merger Agreement dated July 10,

2017 (which was further amended on September 13, 2017), immediately following the Merger, ten persons will serve on the Entercom board of directors, including all six directors from Entercom’s current board of directors (or their pre-Merger replacements) and four new directors agreed upon by CBS, two of whom are affiliated with CBS:

David J. Field	Director; Chairman; President & Chief Executive Officer of Entercom
Joseph M. Field	Director; Chairman Emeritus of Entercom
David J. Berkman	Director
Joel Hollander	Director
Mark R. LaNeve	Director
David Levy	Director
Leslie Moonves	Director; Chairman of the Board, President and Chief Executive Officer of CBS
Joseph R. Ianniello	Director; Chief Operating Officer of CBS
Stefan M. Selig	Director
Sean Creamer	Director

As a result, current members of Entercom’s board of directors, or their pre-Merger replacements, will comprise a majority of the Entercom board of directors immediately following consummation of the Merger. In accordance with the Merger Agreement, Messrs. Moonves and Ianniello have agreed to execute and deliver an irrevocable letter of resignation from the Entercom board of directors effective upon the earlier of (a) six months after the closing of the Merger and (b) the day prior to the first annual meeting of Entercom following closing of the Merger. Following such resignations, the resulting vacancies on the Entercom board of directors will be addressed in accordance with the Entercom Bylaws, as set forth below. Entercom does not currently have any plans to fill the vacancies that will be created by the resignations of Messrs. Moonves and Ianniello. If the vacancies remain unfilled, the size of the Entercom board of directors will be reduced from ten members to eight members.

Holders of Entercom Class A Common Stock are entitled by class vote to elect two directors (with each share of Entercom Class A Common Stock entitling the holder thereof to one vote per share in such election). Holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to vote on the election of all other directors (with each share of Entercom Class B Common Stock held by Joseph Field or David Field in his own right in person (or by proxy or pursuant to a Qualified Voting Agreement (as defined in the Entercom Articles)) entitling the holder thereof to 10 votes per share in such election and each other share of Entercom Common Stock entitling the holder thereof to one vote per share in such election). The Entercom Bylaws provide that directors may be removed only for cause and only by the affirmative vote of a majority of the shareholders entitled to vote thereon. Any vacancies on Entercom’s Board can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum, or by a sole remaining director. However, a vacancy in the position of Entercom Class A Director may only be filled by the sole remaining Entercom Class A Director, and if both Entercom Class A Director positions are vacant, then only the holders of the Entercom Class A Common Stock may fill such vacancies. See “Description of Entercom Capital Stock.” CBS has not been involved in the election of Entercom’s directors prior to the signing of the Merger Agreement, and, other than the minority of the Entercom board of directors that CBS agrees upon prior to the Closing pursuant to the Merger Agreement, CBS will not be involved in the election, nomination or appointment of any Entercom directors after the Merger. It is therefore expected that, subject to the voting rights of Entercom shareholders as set forth in Entercom’s governing documents, Entercom’s pre-Merger directors (or their replacements) and their future nominees will comprise a majority of the Entercom board of directors on an ongoing basis following the consummation of the Transactions.

The Merger Agreement provides that the initial post-Merger directors of CBS Radio (at which time CBS Radio will be a wholly owned subsidiary of Entercom) will consist of David J. Field, Richard J. Schmaeling and Andrew P. Sutor, IV. CBS did not have any formal or informal appointment, consent or approval rights with respect to the post-Merger directors of CBS Radio. CBS’s only input on the post-Merger directors of CBS Radio was suggestive and non-binding input. The composition of the governing body of Entercom after the transaction, as described above, is an indicator that Entercom is the accounting acquiror.

•	The composition of the senior management of Entercom after the Transactions. In this case, Entercom has determined, after reasonable consultation with CBS, that the executive officers of Entercom immediately following the consummation of the Merger will include David J. Field, who will continue as President & Chief Executive Officer; Richard J. Schmaeling, who will continue as Executive Vice President & Chief Financial Officer; Louise C. Kramer, who will continue as Chief Operating Officer; and Andrew P. Sutor, IV, who will continue as Senior Vice President, General Counsel & Secretary. Each of Mr. Field, Mr. Schmaeling, Ms. Kramer and Mr. Sutor serve pursuant to employment agreements with Entercom. All named executive officers of Entercom will report directly to the Chief Executive Officer of Entercom. The Chief Executive Officer will be responsible for all day-to-day operations and collaboration on, and implementation of, strategy. The Chief Financial Officer will be responsible for integration of Entercom and CBS Radio, including synergy realization, and serving as the principal external spokesperson for Entercom with analysts, investors, media and clients. CBS’s involvement in the selection of post-merger executive officers of Entercom is consultative only, allowing CBS to offer suggestive, non-binding input. CBS will not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-merger officers of Entercom. The post-Merger officers of CBS Radio will consist of David J. Field as President & Chief Executive Officer, Richard J. Schmaeling as Executive Vice President & Chief Financial Officer, Louise C. Kramer as Chief Operating Officer and Andrew P. Sutor, IV as Senior Vice President, General Counsel & Secretary, each of whom is a current officer of Entercom. CBS did not have any formal or informal appointment, consent or approval rights with respect to the composition of the post-Merger officers of CBS Radio, pursuant to the Merger Agreement or otherwise.

The composition of the senior management of Entercom after the transactions, as described above, is an indicator that Entercom is the accounting acquiror.

•	Use of CBS Name and Trademarks. The Merger Agreement provides that Entercom may use the name “CBS Radio Inc.” until the Name Change Date, and after the Name Change Date, Entercom must remove “CBS” from the entity names of Entercom, CBS Radio and each of their respective subsidiaries subject to the CBS Brands License Agreements. Under the “CBS RADIO” Brands License Agreement, Entercom can use the name CBS RADIO as the name of the business, as part of entity names and use the CBS Eye Design for one year. This is an indicator that Entercom is the accounting acquiror. Management also considered that under another CBS Brands License Agreement, certain brands used by CBS for television stations may be used by Entercom for 20 years (i.e., WCBS and KCBS) and the remainder in perpetuity subject to the terms of the CBS Brands License Agreements. However, these are a small portion of the overall business and do not impact management’s accounting acquiror assessment.

Additionally, management considered the relative size of the combining entities. Although CBS Radio is larger than Entercom, management has concluded that the factors above outweigh the relative size of the combining entities and indicate that Entercom will control the combined entity.

Regulatory Approvals

Under the HSR Act, and the rules promulgated under the HSR Act by the Federal Trade Commission, the parties must file notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice and observe specified waiting period requirements before consummating the Merger. Entercom and CBS each filed the requisite notification and report forms with the Federal Trade Commission and the Antitrust Division on March 20, 2017. On April 19, 2017, CBS Radio and Entercom each received a request for additional information and documentary material, often referred to as a “second request,” from the United States Department of Justice under the HSR Act.

Under the Communications Act and the rules and regulations promulgated thereunder by the FCC, the consent of the FCC will be required for the Merger and the other Transactions. On March 20, 2017, Entercom and CBS jointly filed applications requesting FCC consent to the transactions contemplated by the Transaction Agreements, including the Radio Reorganization, the Final Distribution and the Merger. These applications also included a request to transfer certain stations to a trust to complete the divestiture of such stations promptly following the Merger if not completed before the consummation of the Merger. On May 1, 2017, two petitions were filed with the FCC opposing the applications and on May 16, 2017 and July 3, 2017, one of the petitioners filed supplemental oppositions.

As of October 10, 2017, Entercom and CBS have offered to divest certain radio stations to obtain approval of the Merger under the HSR Act and the consent of the FCC to the Final Distribution and the Merger. See “The Exchange Offer—Conditions for Consummation of the Final Distribution” and “The Merger Agreement—Conditions to the Merger.” Such divestitures are reflected in the pro forma financial information included elsewhere in this document. See “Summary Historical and Pro Forma Financial Data” and “Entercom and CBS Radio Unaudited Pro Forma Condensed Combined Financial Statements.” As of October 10, 2017 neither the DOJ nor the FCC has taken final action to approve the Merger. CBS intends to obtain the requisite approvals under the HSR Act and from the FCC prior to the expiration date, as may be extended, of the exchange offer.

Federal Securities Law Consequences; Resale Restrictions

Entercom Class A Common Stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any CBS shareholder who may be deemed to be an “affiliate” of CBS Radio for purposes of Rule 145 under the Securities Act.

In connection with the Final Distribution, CBS may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

No Appraisal or Dissenters’ Rights

None of Entercom, Merger Sub, CBS or CBS Radio stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Merger Agreement, which summary is qualified in its entirety by the full text of the Merger Agreement, which is incorporated by reference herein. Stockholders of CBS, CBS Radio and Entercom are urged to read the Merger Agreement in its entirety. This summary of the Merger Agreement has been included to provide CBS, CBS Radio and Entercom stockholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement, which is incorporated by reference herein, and not by this summary or any other information included in this document. This summary of the Merger Agreement is not intended to provide any other factual information about Entercom, Merger Sub, CBS or CBS Radio following the consummation of the Merger. Information about Entercom, Merger Sub, CBS and CBS Radio can be found elsewhere in this document and in the documents incorporated by reference into this document. See also “Where You Can Find More Information; Incorporation by Reference.”

The Merger

Under the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), at the effective time of the Merger, Merger Sub will merge with and into CBS Radio. As a result of the Merger, the separate corporate existence of Merger Sub will terminate and CBS Radio will continue as the surviving corporation and as a wholly owned subsidiary of Entercom and will succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. The certificate of incorporation and bylaws of Merger Sub in effect as of the date of the effective time of the Merger will be the certificate of incorporation and bylaws of the surviving corporation until amended in accordance with their provisions and applicable law.

Under the terms of the Merger Agreement, the officers and directors of CBS Radio immediately following the effective time of the Merger will be determined by Entercom after reasonable consultation with CBS prior to closing of the Merger.

Closing; Effective Time

Under the terms of the Merger Agreement, the closing of the Merger will take place at 10:00 a.m., Eastern Time, on the third business day after the date on which the conditions precedent to the Merger are satisfied or waived (other than those to be satisfied at closing), unless otherwise agreed upon by CBS and Entercom. CBS and Entercom expect that the closing of the Final Distribution will occur immediately prior to the Merger.

At the closing of the Merger, CBS and Entercom will cause to be filed a certificate of merger with the Secretary of State of the State of Delaware to effect the Merger. The Merger will become effective at the time of filing of such certificate of merger or at such later time as CBS, Entercom, CBS Radio and Merger Sub may agree and as is provided in the certificate of merger.

Merger Consideration

The Merger Agreement provides that, at the effective time of the Merger, each issued and outstanding share of Radio Common Stock (except shares of Radio Common Stock held by CBS Radio as treasury stock, which will be cancelled in accordance with the Merger Agreement) will be automatically converted into the right to receive a number of shares or a fraction of a share of Entercom Class A Common Stock equal to the Exchange Ratio. The exchange ratio in the Merger is 1.00. The exchange ratio and any other similarly dependent items will be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of Entercom Common Stock or Radio Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to Entercom Common Stock or Radio Common Stock having a record date occurring on or after the date of the Merger.

At the effective time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the effective time will be automatically converted into one fully paid and nonassessable share of Radio Common Stock.

Pursuant to a true-up provision in the Merger Agreement, in the event that counsel to CBS would not otherwise be able to deliver the Distribution Tax Opinion because, immediately after the Merger, either (i) the percentage of the total combined value of all outstanding shares of Entercom Class A Common Stock to be received by former CBS Radio shareholders with respect to Radio Common Stock that was not acquired directly or indirectly pursuant to the plan (or series of related transactions) which includes the Final Distribution (within the meaning of Section 355(e) of the Code), other than Radio Common Stock actually acquired in the Final Distribution (“Qualified Radio Common Stock”), would be less than 50.25% (the “Value Threshold Percentage”) of the total combined value of all outstanding shares of capital stock of Entercom, or (ii) the percentage of the total combined voting power of all outstanding shares of Entercom Class A Common Stock to be received by former CBS Radio shareholders with respect to Qualified Radio Common Stock would be less than 50.25% (the “Voting Threshold Percentage”) of the total combined voting power of all outstanding shares of capital stock of Entercom (determined, in each case, without regard to any adjustment pursuant to the true-up provision), then (a) CBS will promptly provide notice to Entercom setting forth in reasonable detail the reasons the condition that CBS receive the Distribution Tax Opinion would be unable to be satisfied, (b) CBS will consider in good faith any comments provided by Entercom, (c) if, taking into account any adjustment pursuant to clause (d) below, the Value Threshold Percentage would not be met, the aggregate number of shares of Entercom Class A Common Stock into which the shares of Radio Common Stock are converted will be increased such that the total combined value of the shares of Entercom Class A Common Stock to be received by former CBS Radio shareholders with respect to Qualified Radio Common Stock expressed as a percentage of the total combined value of all outstanding shares of capital stock of Entercom equals 50.25%, (d) if, taking into account any adjustment pursuant to clause (c) above, the Voting Threshold Percentage would not be met, the aggregate number of shares of Entercom Class A Common Stock into which the shares of Radio Common Stock are converted will be increased such that the total combined voting power of the shares of Entercom Class A Common Stock to be received by former CBS Radio shareholders with respect to Qualified Radio Common Stock expressed as a percentage of the total combined voting power of all outstanding shares of capital stock of Entercom equals 50.25%, and (e) except if the condition that CBS receive the Distribution Tax Opinion would be unable to be satisfied because of a breach by Entercom of its obligations under the Merger Agreement the amount of the CBS Radio target working capital will be increased by an amount equal to the product of $14.40 multiplied by the number of additional shares of Entercom Class A Common Stock required to be issued pursuant to the true-up provision, which additional shares of Entercom Class A Common Stock will be newly issued.

No fractional shares of Entercom Class A Common Stock will be issued in the Merger. All fractional shares of Entercom Class A Common Stock that a holder of shares of Radio Common Stock would otherwise be entitled to receive as a result of the Merger will be aggregated by the exchange agent, and the exchange agent will cause the whole shares obtained by such aggregation to be sold in the open market or otherwise as reasonably directed by CBS, and in no case later than ten business days after the effective time of the Merger. The exchange agent will make available the net proceeds of the sale, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable following the Merger to the holders of Radio Common Stock that would otherwise be entitled to receive such fractional shares of Entercom Class A Common Stock in the Merger.

The merger consideration and cash in lieu of fractional shares (if any) paid in connection with the Merger will be reduced by any applicable tax withholding.

Exchange of Per Share Merger Consideration

The Merger Agreement sets forth that, prior to the effective time, CBS will appoint a bank or trust company reasonably acceptable to Entercom as exchange agent for the Merger. Prior to or at the effective time, Entercom will deposit with the exchange agent, for the benefit of persons who received shares of Radio Common Stock in the Final Distribution and for distribution in accordance with the Merger Agreement, through the agent, certificates or evidence of shares in book-entry form representing the shares of Entercom Class A Common Stock.

Under the terms of the Merger and at the effective time, all issued and outstanding shares of Radio Common Stock will be converted into the right to receive shares of Entercom Class A Common Stock. Immediately thereafter, the exchange agent will distribute the shares of Entercom Class A Common Stock into which the shares of Radio Common Stock that were distributed in the Final Distribution have been converted pursuant to the Merger, which shares will be distributed on the same basis as the shares of Radio Common Stock were distributed in the Final Distribution and to the persons who received Radio Common Stock in the Final Distribution. Each person entitled to receive Radio Common Stock in the Final Distribution will be entitled to receive in respect of such shares of Radio Common Stock a certificate or book-entry authorization representing the number of whole shares of Entercom Class A Common Stock that such holder has the right to receive pursuant to the Merger (and cash in lieu of fractional shares of Entercom Class A Common Stock as described above under “—Merger Consideration”) (and any dividends or other distributions and other amounts as described below).

Treatment of Specified CBS Compensatory Equity-Based Awards Held by Current CBS Radio Employees

Stock Options. Each option to purchase shares of CBS Class B Common Stock that is outstanding as of immediately prior to the effective time of the Merger and is held by an individual employed by CBS Radio, as of the effective time of the Merger, will be cancelled and converted into an option to purchase, on the same terms and conditions, a number of shares of Entercom Class A Common Stock equal to the product (rounded down to the nearest whole share) of (a) the number of shares of CBS Class B Common Stock subject to such option as of immediately prior to the effective time of the Merger multiplied by (b) the equity award adjustment ratio (as defined below), at an exercise price per share equal to the quotient (rounded up to the nearest whole cent) of (x) the per share exercise price for the CBS Class B Common Stock subject to such option as of immediately prior to the effective time of the Merger divided by (y) the equity award adjustment ratio.

Restricted Stock Units. Each restricted stock unit in respect of shares of CBS Class B Common Stock that is outstanding as of immediately prior to the effective time of the Merger and is held by an individual employed by CBS Radio, as of the effective time of the Merger, will be cancelled and converted into a restricted stock unit, on the same terms and conditions, in respect of a number of shares of Entercom Class A Common Stock equal to the product (rounded up to the nearest whole share) of (a) the number of shares of CBS Class B Common Stock subject to such restricted stock unit as of immediately prior to the effective time of the Merger multiplied by (b) the equity award adjustment ratio.

The “equity award adjustment ratio” is the quotient of (a) the volume-weighted average per-share closing price of CBS Class B Common Stock on the five trading days immediately prior to the date on which the effective time occurs, divided by (b) the volume-weighted average per-share closing price of Entercom Class A Common Stock on the five trading days immediately following the date on which the effective time occurs.

Distributions With Respect to Shares of Entercom Class A Common Stock After the Effective Time of the Merger

No dividend or other distributions declared or made after the effective time of the Merger with respect to Entercom Class A Common Stock with a record date after the effective time of the Merger will be paid with respect to any shares of Entercom Class A Common Stock that are not able to be distributed by the exchange agent promptly after the effective time of the Merger, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable laws, following the distribution of any such previously undistributed shares of Entercom Class A Common Stock, the following amounts will be paid to the record holder of such shares of Entercom Class A Common Stock, without interest:

•	at the time of the distribution, the amount of cash payable in lieu of fractional shares of Entercom Class A Common Stock to which such holder is entitled pursuant to the Merger Agreement and the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such whole shares of Entercom Class A Common Stock; and

•	at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time of the Merger but prior to the distribution of such shares and a payment date subsequent to the distribution of such shares payable with respect to such whole shares of Entercom Class A Common Stock.

Entercom is required under the Merger Agreement to deposit all such amounts in the Exchange Fund (as defined below) with the exchange agent.

Termination of the Exchange Fund

Any portion of the amounts deposited with the exchange agent under the Merger Agreement (the “Exchange Fund”) that remains undistributed to the former holders of Radio Common Stock after the one-year anniversary of the effective time of the Merger will be delivered to Entercom upon demand, and any former holders of Radio Common Stock who have not received shares of Entercom Class A Common Stock as described above may thereafter look only to Entercom for payment of their claim for Entercom Class A Common Stock and any dividends, distributions or cash in lieu of fractional shares with respect to Entercom Class  A Common Stock (subject to any applicable abandoned property, escheat or similar law).

Determination of Net Adjustment

Within two business days prior to the closing date, CBS will prepare and deliver to Entercom a report setting forth an estimate, prepared in good faith based on CBS Radio’s and CBS’s books and records and other information available at the time, of (i) the CBS Radio Indebtedness, and (ii) the calculation by CBS of the Initial Net Adjustment Amount (as defined below), if any, which will be prepared in a manner consistent in all respects with the sample adjustment statement, including the line items set forth therein, in accordance with GAAP consistently applied with the CBS Radio audited financial statements for the twelve months ended December 31, 2015, in each case, subject to the adjustments set forth in the sample adjustment statement (the “Closing Statement”) together with any documentary materials used in the calculations; in the event of any inconsistencies between the sample adjustment statement and GAAP, the sample adjustment statement will prevail. If based on the Closing Statement, the Initial Net Adjustment Amount is a positive number, then immediately prior to the closing, CBS will contribute to CBS Radio an amount in cash equal to such Initial Net Adjustment Amount, and if it is a negative number, CBS Radio will distribute to CBS an amount in cash equal to the absolute value of such Initial Net Adjustment Amount. Notwithstanding anything therein to the contrary, in the event CBS Radio is required to incur indebtedness to make a payment to CBS pursuant to the immediately preceding sentence such amount will be excluded from the calculation of the CBS Radio Indebtedness as of the effective time.

Within seventy-five days after the closing date, Entercom will prepare and deliver to CBS a report that sets forth Entercom’s good faith calculation of (A) the CBS Radio Indebtedness, (B) the CBS Radio Working Capital, (C) the GL Adjustment and (D) the Final Net Adjustment Amount (as defined below), if any, which will be prepared in a manner consistent in all respects with the sample adjustment statement, including the line items set forth therein, and in accordance with GAAP consistently applied with the CBS Radio audited financial statements for the twelve months ended December 31, 2015, in each case, subject to the adjustments set forth in the sample adjustment statement (the “Radio Closing Report”); in the event of any inconsistencies between the sample adjustment statement and GAAP, the sample adjustment statement will prevail. CBS will provide reasonable assistance, including reasonably requested documentation, to Entercom in the preparation of the

Radio Closing Report. Entercom will also deliver to CBS documentary materials and analyses used in the preparation of the Radio Closing Report reasonably requested by CBS. The amounts set forth in the Radio Closing Report will be determined in accordance with the sample adjustment statement and in accordance with GAAP consistently applied with the CBS Radio audited financial statements for the twelve months ended December 31, 2015, in each case, subject to the adjustments set forth in the sample adjustment statement; in the event of any inconsistencies between the sample adjustment statement and GAAP, the sample adjustment statement will prevail.

The Merger Agreement sets forth the procedures to be followed in the event that CBS disputes or does not agree with the Radio Closing Report prepared by Entercom.

If the Final Net Adjustment Amount as finally determined in accordance to the provisions above is a negative number, then within five business days following the final determination of the Final Net Adjustment Amount, CBS will pay to CBS Radio via wire transfer in immediately available funds an amount in cash equal to the absolute value of such Final Net Adjustment Amount. If the Final Net Adjustment Amount is a positive number, then within five business days following the final determination of the Final Net Adjustment Amount, CBS Radio will pay to CBS an amount in cash equal to such Final Net Adjustment Amount.

Under the Merger Agreement, the following terms have the following meanings:

•	“CBS Radio Indebtedness” means other than to the extent included in the definition of CBS Radio Working Capital, the total amount of consolidated indebtedness of the Radio Group (as defined below) as of immediately prior to the effective time, net of any Financing Costs paid prior to the effective time and not appearing on the consolidated balance sheet of the Radio Group as of the effective time and excluding (a) indebtedness in respect of the Radio Financing solely to the extent used for the repayment of the Entercom Credit Agreement and (b) any indebtedness in respect of Financing Costs.

•	“CBS Radio Working Capital” means other than to the extent included in the definition of CBS Radio Indebtedness, (a) the CBS Radio current assets, less (b) the CBS Radio current liabilities as of the open of business on the closing date, excluding indebtedness in respect of the Radio Financing (including any capitalized financing fees incurred in connection therewith). For purposes of the Merger Agreement, CBS Radio Working Capital will be calculated in accordance with the applicable definitions included therein in a manner consistent in all respects with the sample adjustment statement and in accordance with GAAP consistently applied with the CBS Radio audited financial statements for the twelve months ended December 31, 2015, in each case, subject to the adjustments set forth the sample adjustment statement. In the event of any inconsistencies between the sample adjustment statement and GAAP, the sample adjustment statement will prevail.

•	“Final Net Adjustment Amount” means an amount, which may be positive or negative (and each component of which may be a positive or negative number), equal to the following:

•	the GL Adjustment; plus

•	the CBS Radio Working Capital as finally determined pursuant to Section 3.5 of the Merger Agreement minus the CBS Radio adjusted target working capital (the amount so calculated, the “Working Capital Adjustment”); minus

•	the CBS Radio Indebtedness as finally determined pursuant to Section 3.5 of the Merger Agreement minus the estimated CBS Radio Indebtedness set forth in the Closing Statement, if any.

Notwithstanding the foregoing, if the absolute value of the Working Capital Adjustment is less than 5% of the CBS Radio target working capital, then the Working Capital Adjustment shall be deemed to be zero ($0.00) for purposes of calculating the Final Net Adjustment Amount.

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“GL Adjustment” means certain specified obligations set forth on the consolidated balance sheet of the Radio Group (as defined below), as of immediately prior to the effective time, in an amount not to exceed $3 million, as finally determined pursuant to Section 3.5 of the Merger Agreement (provided, that any amounts under such code in excess of $3 million shall be deemed cancelled).

•	“Initial Net Adjustment Amount” means an amount, which may be positive or negative, equal to the estimated CBS Radio Indebtedness set forth in the Closing Statement, minus $1,371,156,186.30.

Representations and Warranties

In the Merger Agreement, each of Entercom and Merger Sub have made representations and warranties to CBS and CBS Radio, and CBS has made representations and warranties to Entercom relating to CBS Radio. These representations and warranties relate to, among other things:

•	due organization, good standing and qualification;

•	capital stock and structure;

•	corporate authority to enter into the Merger Agreement (and other Transaction Agreements) and no conflicts with or violations of governance documents, other obligations or laws;

•	financial statements and absence of undisclosed liabilities;

•	absence of certain changes or events;

•	compliance with applicable laws;

•	permits;

•	CBS Radio and Entercom FCC licenses;

•	accuracy of information supplied for use in this document and any other filing as required to be filed or furnished with the SEC, including a proxy statement, prospectus, the Entercom registration statement or the CBS Radio registration statement;

•	environmental matters;

•	tax matters;

•	employee benefit plan and matters, ERISA prohibited transactions;

•	labor matters;

•	intellectual property matters;

•	material contracts;

•	payment of fees to brokers or finders in connection with the Merger Agreement or the other Transaction Agreements;

•	board and stockholder approval;

•	interests in real property;

•	Investment Company Act of 1940;

•	financing;

•	insurance;

•	litigation;

•	related party transactions; and

•	no other representations or warranties.

Entercom and Merger Sub have also made representations and warranties to CBS and CBS Radio relating to the opinions of Entercom’s financial advisors, the required vote of Entercom shareholders on the transactions contemplated by the Merger Agreement, the absence of ownership by Entercom of any shares of CBS or Radio Common Stock, the absence of any shareholder rights plan, “poison pill,” anti-takeover plan or other similar device and the resolution by the Entercom board of directors to recommend that the shareholders of Entercom entitled to vote on the issuance of shares of Entercom Class A Common Stock pursuant to the Merger vote in favor of the approval for such issuance at the Entercom shareholders meeting (such recommendation, the “Entercom Recommendation”).

CBS also made representations and warranties to Entercom relating to the sufficiency of assets contributed to CBS Radio, the absence of ownership by CBS or CBS Radio of any shares of Entercom capital stock and the financing contemplated by the Commitment Letter. CBS has also made representations and warranties to Entercom regarding CBS’s authority to enter into the Merger Agreement, the absence of conflicts with or violations of governance documents, other obligations or laws and the payment of fees to brokers or finders in connection with the Merger Agreement, Separation Agreement and other Transaction Agreements.

Many of the representations and warranties contained in the Merger Agreement are subject to a “material adverse effect” standard, knowledge qualifications, or both, and none of the representations and warranties survive the effective time of the Merger.

Under the Merger Agreement, a material adverse effect means, with respect to CBS Radio or Entercom, as applicable, any event, occurrence, fact, condition, change, development or effect that, individually or in the aggregate, (a) is, or is reasonably expected to be, materially adverse to the business assets, liabilities, results of operations or financial condition of CBS Radio or any of its direct or indirect subsidiaries (collectively, the “Radio Group”) taken as a whole or Entercom or any of its direct or indirect subsidiaries (collectively, the “Entercom Group”) taken as a whole. However, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, nor will any of the following be taken into account (in either case, after giving effect to any event, occurrence, fact, condition, change, development or effect resulting therefrom) in determining whether there has been, or there would reasonably expected to be, individually or in the aggregate, a CBS Radio or Entercom material adverse effect:

•	general economic conditions attributable to the United States or any foreign economy or financial or credit markets, or changes therein (including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, price levels or trading volumes in any securities markets);

•	general political conditions or changes therein (including any changes arising out of acts of terrorism or war, weather conditions or other force majeure events);

•	changes in, or events affecting, the industries in which any members of the Radio Group or CBS or any of its direct or indirect subsidiaries other than any members of the Radio Group (collectively, the “CBS Group”) operate;

•	any changes in applicable law or GAAP after February 2, 2017;

•	any acts of God, including any earthquakes, hurricanes, tornadoes, floods, tsunami, or other natural disasters;

•	the announcement of the execution of, or the consummation of the transactions contemplated by, the Merger Agreement, the Separation Agreement or any other Ancillary Agreement (including the Radio Reorganization, the Final Distribution and the Merger) or the identity of the other parties thereto, including, in each case, with respect to employees, customers, distributors, suppliers, financing sources, landlords, licensors, or licensees; or

•

the failure by CBS, CBS Radio, or Entercom to meet any internal or other estimates, expectations, forecasts, plans, projections or budgets for any period (it being understood that the underlying cause of, or factors contributing to, such failure may be taken into account in determining whether a material adverse effect has occurred, unless such underlying cause or factor would otherwise be excepted by another clause of the definition); or

•	(b) prevents or materially impairs or delays, or would reasonably be expected to prevent or materially impair or delay, the ability of the members of the CBS Group, Radio Group or Entercom Group to perform their respective obligations under the Transaction Agreement or to consummate the transactions contemplated by the Transaction Agreements.

Conduct of Business Pending Closing

Each of the parties has undertaken to perform customary covenants in the Merger Agreement that place restrictions on it and its subsidiaries until the earlier of the effective time of the Merger or termination of the Merger Agreement pursuant to its terms. In general, each of Entercom, CBS and CBS Radio agrees that prior to the effective time of the Merger, except to the extent required by law, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed), disclosed in their respective disclosure letters, or as may be expressly permitted by the Merger Agreement and the other Transaction Agreements, it and the members of the Entercom Group, CBS Group and the Radio Group, respectively, will conduct their businesses in the ordinary course consistent with past practice, and use their respective reasonable best efforts to (i) conduct its operations in compliance with all applicable laws to it or the conduct of its business, and (ii) preserve intact in all material respects the business organization of their businesses, including by keeping available the services of their respective employees and preserving the goodwill and current relationships of their respective members with customers, suppliers and other persons with the respective member has business relations.

In addition, Entercom has agreed that prior to the earlier of the effective time of the Merger or termination of the Merger Agreement pursuant to its terms, except to the extent required by law, disclosed in their respective disclosure letters, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed except as otherwise indicated in the Merger Agreement) or otherwise expressly permitted or contemplated by the Merger Agreement and the other Transaction Agreements, it will not take the following actions:

•	declaring or paying dividends on or making other distributions in respect of any shares of its capital stock except for the declaration and payment of (i) regular quarterly cash dividends not in excess of (1) $0.125 per share of Entercom Class A Common Stock and (2) pursuant to the terms of the Entercom preferred stock; (ii) cash dividends or other distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by Entercom, provided, that, Entercom will be permitted, in its sole discretion, to declare and pay prior to the later of (1) September 1, 2017 and (2) the date which is the eleventh day following Entercom’s receipt of the exchange offer launch notice if such notice is received on or prior to August 20, 2017, a special cash dividend in an amount not to exceed $0.20 per share of Entercom Class A Common Stock;

•	splitting, combining or reclassifying any capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu or, or in substitution for, shares of its capital stock;

•	except with respect to Entercom preferred stock and any deemed repurchase of Entercom RSU awards, redeeming, repurchasing or otherwise acquiring, or permitting any subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock, except as required by the terms of the securities of any member of the Entercom Group outstanding on the date of the Merger Agreement or any securities issued after the date of the Merger Agreement not in violation of the Merger Agreement or as required by the terms of a benefit plan;

•

issuing, delivering or selling, or authorizing any shares of its capital stock of any class, any Entercom voting debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Entercom voting debt or convertible securities, including additional options or other equity-based awards that could be converted into any option to acquire Entercom Common Stock, other than issuances by a wholly owned Entercom subsidiary of its capital stock to such subsidiary’s parent or another wholly owned Entercom subsidiary and the issuance of Entercom options and Entercom RSU awards covering up to 148,127 shares of Entercom Class A Common Stock to employees in the ordinary course of business;

•	amending its charter, bylaws or the certificate of incorporation or bylaws of any member of the Entercom Group;

•	entering into a plan of consolidation, merger or reorganization with any person other than a wholly owned Entercom subsidiary;

•	acquiring (including by merger, consolidation or acquisition of stock or assets) any interest in any person or any division thereof or any assets, other than (i) acquisitions for cash consideration of terrestrial radio stations (x) in the ordinary course of business and (y) in an amount not to exceed $50 million, in the aggregate (provided that (A) no such acquisitions would reasonably be expected to materially delay or impede the consummation of the transactions contemplated by the Merger Agreement or the other Transaction Agreements, (B) no such acquisitions will be permitted in a market in which a member of the Radio Group owns or operates (or pursuant to such acquisition would own or operate) a radio station or a member of the CBS Group owns or operates a television station and (C) no such acquisition will be consummated prior to the closing if such acquisition would require any consent, approval or other action of the FCC) and (ii) acquisitions for cash consideration of any interest in any Person or any division thereof or any assets other than terrestrial radio stations in an amount not to exceed $50 million, in the aggregate (provided that no such acquisitions would reasonably be expected to materially delay or impede the consummation of the transactions contemplated by the Merger Agreement or the other Transaction Agreements);

•	except in the ordinary course of business, selling, leasing, licensing, disposing of or otherwise encumbering assets (including the capital stock of its subsidiaries), but excluding, inventory and obsolete equipment in the ordinary course of business consistent with past practice or not in an amount exceeding $10 million in the aggregate;

•	incurring any indebtedness or guarantee or otherwise becoming contingently liable for any indebtedness or issuing or selling any debt securities or warrants or rights to acquire any debt securities of any member of the Entercom Group or guaranteeing any debt securities of others or entering into any material lease (whether such lease is an operating or capital lease) or enter into any interest rate hedge, other than (i) liabilities or material leases entered into with unaffiliated third parties on arm’s-length terms incurred in the ordinary course of business consistent with past practice, (ii) liabilities incurred under the Entercom Credit Agreement for working capital purposes or to fund actions that are otherwise permitted pursuant to section 7.1 of the Merger Agreement, and (iii) other liabilities not exceeding $5 million in the aggregate; provided, that, notwithstanding anything therein to the contrary, as of immediately prior to the Closing, the aggregate principal amount of Entercom indebtedness will not exceed $500 million;

•

except in the ordinary course of business, consistent with past practice, (i) granting any increase in the compensation of an current or former employee, director or other service provider of any member of the Entercom Group; (ii) paying or agreeing to pay to any current or former director, employee or other service provider of any member of the Entercom Group any bonus, incentive, pension, retirement allowance or other employee benefit not required or contemplated by any of the Entercom benefit plans; (iii) entering into any new, or amend any employment, severance or termination contract with any director or employee of any member of the Entercom Group; (iv) accelerating the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; or (v) becoming obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on February 2, 2017, or amending any Entercom benefit plan other than administrative amendments and amendments that do not have the effect of enhancing any benefits thereunder or increasing the cost of maintaining such plan;

•	establishing, adopting, entering into, terminating or amending any collective bargaining agreement, except, in each case, for renewals on market terms in the ordinary course of business consistent with past practice or, unless required by law, recognizing any union or other employee organization as the bargaining representative of any Entercom employees;

•	authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation or dissolution;

•	making any material change in accounting methods in effect at the interim balance sheet date or changing its fiscal year;

•	other than in the ordinary course of business and consistent with past practice, (i) making any change in any method of tax accounting or any annual tax accounting period; (ii) making, changing or rescinding any tax election; (iii) settling or compromising any tax liability or consenting to any claim or assessment relating to taxes; (iv) filing any amended tax return or claim for refund; (v) entering into any closing agreement relating to taxes; or (vi) waiving or extending the statute of limitations in respect of taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to the Entercom or any of its subsidiaries;

•	except in the ordinary course of business, consistent with past practice, settling or compromising any actions, suits, arbitrations or proceedings (including any employee grievances) or paying, discharging or satisfying any material claims, liabilities or obligations except (i) the payment, discharge or satisfaction (in accordance with their terms) of any such claims, liabilities or obligations reflected or reserved against in, or contemplated by Entercom’s financial statements or (ii) settlement or compromise of litigation if it does not involve a grant of injunctive relief and any amounts paid (including as reimbursement of legal fees and expenses) does not exceed $500,000 individually or $5 million in the aggregate;

•	entering into or amending any agreement or arrangement with any affiliate of Entercom or any subsidiary of Entercom (other than with wholly owned subsidiaries of Entercom) on terms less favorable to Entercom or such subsidiary of Entercom, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s-length basis;

•	terminating or failing to use commercially reasonable efforts to renew any material contract or material lease, (ii) modifying, amending, waiving, releasing or assigning any material rights or claims thereunder, or (iii) entering into certain material contracts or material lease not consistent with past practice, in each case except in the ordinary course of business or as required by law; or

•	agreeing or committing to do any of the foregoing actions.

In addition, each of CBS and CBS Radio has agreed that prior to the effective time of the Merger, except to the extent required by law, disclosed in their respective disclosure letters, consented to by the other party (which consent may not be unreasonably withheld, conditioned or delayed except as otherwise indicated in the Merger Agreement) or otherwise expressly permitted or contemplated by the Merger Agreement and the other Transaction Agreements, CBS Radio will not (and will cause its subsidiaries not to) take the following actions:

•

declaring or paying any dividends on or making other distributions in respect of any shares of its capital stock (whether in cash, securities or property), except for the declaration and payment of cash dividends or distributions paid on or with respect to a class of capital stock all of which shares of capital stock of the applicable corporation are owned directly or indirectly by CBS Radio, (ii) splitting or reclassifying any of its capital stock or issuing or authorizing or proposing the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or (iii) redeeming, repurchasing or otherwise acquiring, or permitting any CBS Radio subsidiary to redeem, repurchase or otherwise acquire, any shares of its capital stock (including any securities convertible or exchangeable into such capital stock), except as required by the terms of the securities of any member of the Radio Group outstanding on the date of the Merger Agreement or any securities of CBS Radio issued after such date not in violation of the Merger Agreement or as required by the terms of any CBS Radio benefit plan or any awards thereunder outstanding or granted thereunder in accordance with the Merger Agreement;

•	issuing, delivering or selling, or authorizing any shares of capital stock, any debt with voting rights or any securities convertible into, or any rights, warrants or options to acquire, any such shares, debt with voting rights or convertible securities, including additional options or other equity-based awards that could be converted into any option to acquire Radio Common Stock, other than the issuances by any wholly owned subsidiary of CBS Radio to its parent or another wholly owned subsidiary and the issuance of CBS options and CBS RSU awards in the ordinary course of business up to the aggregate amount set forth in the CBS Disclosure Letter;

•	amending the certificate of incorporation or bylaws of CBS Radio, other than an amendment to the certificate of incorporation or bylaws of CBS Radio solely for the purpose of effecting the Stock Split;

•	entering into a plan of consolidation, merger or reorganization with any person other than a wholly owned subsidiary of CBS Radio;

•	acquiring any interest in any person or any division thereof or any assets;

•	except in the ordinary course of business, selling, leasing, licensing or otherwise encumbering or subjecting to any lien or otherwise disposing of or abandoning, or agreeing to sell, lease, license or otherwise encumber or subject to any lien or otherwise dispose of, any assets of the Radio Business (including capital stock of CBS Radio subsidiaries), except, in each case, sales, leases, licenses, encumbrances, abandonment or other dispositions or liens involving inventory and obsolete equipment, in the ordinary course of business consistent with past practice;

•	other than the Radio Financing, incurring any indebtedness or guaranteeing or otherwise becoming contingently liable for any indebtedness or issuing or selling any debt securities or warrants or rights to acquire any debt securities or guaranteeing any debt securities of others or entering into any material lease or entering into any interest rate hedge, other than (1) liabilities incurred or material leases entered into with unaffiliated third parties on arm’s-length terms in the ordinary course of business consistent with past practice, or (2) other liabilities not exceeding $5 million in the aggregate;

•	except (i) in the ordinary course of business, consistent with past practice, (ii) in connection with any action that applies uniformly to CBS Radio employees and other similarly situated employees of the CBS Group and for which the CBS Group will be solely obligated to pay or (iii) for any commitment for which the CBS Group will be solely obligated to pay, (A) granting any increases in the compensation of any current or former employee, director or other service provider of any member of the Radio Group; (B) paying or agreeing to pay to any current or former director, employee or other service provider of any member of the Radio Group any bonus, incentive, pension, retirement allowance or other employee benefit not required or contemplated by any of the CBS Radio benefit plans; (C) entering into any new, or amending any employment, severance or termination contract with any director or employee of any member of the Radio Group; (D) accelerating the vesting of, or the lapsing of restrictions with respect to, any equity-based or other incentive-based compensation; or (E) becoming obligated under any new pension plan, welfare plan, multiemployer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement that was not in existence on the date of the Merger Agreement, or amending any CBS Radio benefit plan other than administrative amendments and amendments that do not have the effect of enhancing any benefits thereunder or increasing the cost of maintaining such plan;

•

establishing, adopting, terminating, entering into or amending any collective bargaining agreement, except, in each case, for renewals on market terms in the ordinary course of business consistent with past practice or on terms consistent with the treatment of employees of any member of the CBS Group represented by the same union as the CBS Radio employees covered by the collective bargaining agreement;

•	other than in the ordinary course of business and consistent with past practice, (i) making any change (or filing any such change) in any method of tax accounting or any annual tax accounting period; (ii) making, changing or rescinding any tax election; (iii) settling or compromising any tax liability or consenting to any claim or assessment relating to taxes; (D) filing any amended tax return or claim for refund; (iv) entering into any closing agreement relating to taxes; or (v) waiving or extending the statute of limitations in respect of taxes; in each case, to the extent that doing so would reasonably be expected to result in a material incremental cost to Entercom or any of its subsidiaries (CBS will also comply, and cause its subsidiaries to comply, with this covenant);

•	authorizing, recommending, proposing or announcing an intention to adopt a plan of complete or partial liquidation or dissolution;

•	making any material change in accounting methods in effect at the interim balance sheet date or changing its fiscal year;

•	except in the ordinary course of business, or as required by law, terminating or failing to use commercially reasonable efforts to renew any CBS Radio material contract or material CBS Radio lease or modifying, amending, waiving, releasing or assigning any material rights or claims thereunder or entering into any CBS Radio material contract or material CBS Radio lease not in the ordinary course of business consistent with past practice (in each case, other than an amendment to the CBS Radio existing credit agreement in furtherance of the Transactions);

•	amending or modifying the Radio Reorganization or failing to implement the Radio Reorganization consistent with Article II and Article III of the Separation Agreement as agreed prior to the date of the Merger Agreement, or otherwise taking any action inconsistent with Article II and Article III of the Separation Agreement;

•	entering into or amending any agreement or arrangement with any affiliate of any member of the Radio Group, other than with wholly owned CBS Radio subsidiaries, on terms less favorable to CBS Radio or such CBS Radio subsidiary, as the case may be, than could be reasonably expected to have been obtained with an unaffiliated third party on an arm’s length basis; or

•	agreeing or committing to do any of the foregoing actions.

Notwithstanding anything in the Merger Agreement, from and after the date of thereof until the effective time, on one or more occasions, the members of the CBS Group will have the right to, and to cause their affiliates to, remove from any members of the Radio Group all cash and cash equivalents or funds from cash pools. Further, at any time prior to closing, the members of the CBS Group will have the right to, and to cause their affiliates to, (i) eliminate negative cash pool balances from any members of the Radio Group and (ii) facilitate the settling or elimination of intercompany accounts, in each case in the manner as determined by CBS in its sole discretion (including by means of declaring, setting aside or paying any dividend or distribution, purchasing or redeeming equity interests, creating or repaying intercompany debt, increasing or decreasing cash pool balances, or otherwise). Notwithstanding the foregoing, from and after the date of the Merger Agreement until the effective time of the Merger, at no time will there be less than $50 million in available capacity in the existing CBS Radio credit agreement for use for Restricted Payments.

Nothing contained in the Merger Agreement will give Entercom or Merger Sub, directly or indirectly, the right to control or direct the operations of the CBS Group at any time. Prior to the effective time of the Merger, CBS and CBS Radio will exercise, consistent with the terms and conditions of the Merger Agreement, complete control and supervision over the operations of the Radio Group pursuant to the terms of their respective governing documents and applicable law.

Nothing contained in the Merger Agreement will give CBS, directly or indirectly, the right to control the Radio Group after the effective time.

Tax Matters

The Merger Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 and the parties adopt it as such. Prior to the effective time of the Merger, and from time to time, each of CBS, CBS Radio and Entercom agrees to use its reasonable best efforts to (i) cause each of the Internal Distributions and the Final Distribution to qualify as a tax-free transaction under Section 355 of the Code; and (ii) cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Further, the Merger Agreement contains additional representations, warranties and covenants relating to the preservation of the tax-free status of each of the Internal Distributions, the Final Distribution, and the Merger. Additional representations, warranties and covenants relating to the tax-free status of the Transactions are contained in the Tax Matters Agreement.

As of the date of the Merger Agreement, the rights and obligations of the members of the Radio Group and the members of the CBS Group pursuant to a tax matters agreement, entered into as of October 17, 2016, by and between CBS and CBS Radio, terminated, and neither any member of the CBS Group, on the one hand, nor any member of the Radio Group, on the other hand, has any rights or obligations to each other after in respect of such tax matters agreement.

SEC Filings

The parties agreed to cooperate and prepare, and Entercom will file with the SEC, the Entercom Registration Statement, including the proxy statement with respect to the transactions contemplated by the Merger Agreement, and Entercom will use its reasonable best efforts to have such proxy statement cleared by the SEC under the Exchange Act and the Entercom Registration Statement declared effective by the SEC under the Securities Act, as promptly as reasonably practicable after such filings or at such other time as CBS, CBS Radio and Entercom may agree. The Entercom Registration Statement and the proxy statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

Additionally, and as promptly as reasonably practicable following the date of the Merger Agreement, the parties will cooperate to prepare, and CBS Radio will file with the SEC, the Radio Registration Statement and CBS Radio will use its reasonable best efforts to have the Radio Registration Statement declared effective by the SEC under the Securities Act, as promptly as practicable after such filings or at such other time as the parties may agree. In no event, however, shall Radio be required to have the Radio Registration Statement declared effective until the first date after the satisfaction of the conditions set forth in Sections 8.1(b) and 8.1(c) of the Merger Agreement that it is reasonably practicable to have had the Radio Registration Statement declared effective, but only to the extent such date is on or prior to January 31, 2018. The Radio Registration Statement will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations of the SEC thereunder.

Entercom is required under the terms of the Merger Agreement to mail its proxy statement to its shareholders as promptly as practicable after the SEC clears that proxy statement and, if required by the SEC, the registration statements described above are declared effective. In no event, however, is Entercom required to mail its proxy statement to its shareholders or request that the SEC declare its proxy statement or the Entercom Registration Statement effective until after CBS has requested that the SEC declare the Radio Registration Statement effective.

After the date (i) on which the Radio Registration Statement has been declared effective, and (ii) the earliest of the date on which the conditions set forth in Section 8.1 of the Merger Agreement (A) have been fulfilled, (B) are reasonably likely to be fulfilled at the effective time or (C) are or have been waived by the applicable party, CBS will “commence” (within the meaning of Rule 14d-2 of the Exchange Act) the Exchange Offer on a date determined by CBS in good faith, provided that if CBS determines in its good faith discretion to “commence” the exchange offer on or prior to August 20, 2017, CBS will provide Entercom with eleven calendar days prior written notice prior to commencing the exchange offer; CBS and CBS Radio will cooperate to prepare and CBS will file with the SEC, on a date determined by CBS in its sole discretion, a Schedule TO in connection with the commencement of the exchange offer.

In connection with the SEC filings, each of CBS, CBS Radio and Entercom will use its reasonable best efforts to (i) cooperate with the other parties to prepare pro forma financial statements that comply with the rules and regulations of the SEC, and (ii) provide and make reasonably available upon reasonable notice the senior management employees of the other party to discuss the materials prepared and delivered.

Shareholders Meeting

The Merger Agreement provides that as promptly as practicable following the date on which the SEC clears the proxy statement and, if required by the SEC as a condition to the mailing of the proxy statement, the Entercom Registration Statement will have been declared effective, Entercom will call a meeting of its shareholders to be held as promptly as practicable for the purpose of voting upon Entercom shareholder approvals. Entercom will deliver to its shareholders the proxy statement in definitive form in connection with Entercom’s shareholders’ meeting at the time and in the manner provided by the applicable provisions of Pennsylvania law, the Exchange Act and the Entercom Articles and Entercom Bylaws and will conduct its shareholders’ meeting and the solicitation of proxies in connection therewith in compliance with such statutes.

Regulatory Matters; Efforts

The Merger Agreement provides that each party to the Merger Agreement will use reasonable best efforts to take or cause to be taken all action and to do, or cause to be done, and to assist and cooperate with the other parties in doing or causing to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to consummate the Merger and the other transactions contemplated thereby as soon as practicable but prior to the termination date, including preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings and tax ruling requests and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, rulings, authorizations and clearances necessary or advisable to be obtained from any third party or governmental authority in order to consummate the Radio Reorganization, the Final Distribution, the Merger or any of the other transactions contemplated by the Merger Agreement. Additionally, each party to the Merger Agreement has agreed to take all reasonable steps as may be necessary to obtain all required approvals (including Entercom providing a guarantee of CBS Radio’s obligations as reasonably necessary to obtain such approvals and using reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that would prevent or delay the consummation of the closing), and to take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege in a manner so as to preserve the applicable privilege. Notwithstanding anything to the contrary set forth above, materials provided to the other party or its outside counsel may be redacted to (i) remove references concerning valuation or other confidential information as determined by such providing party in good faith, (ii) as necessary to comply with contractual arrangements, (iii) as necessary to address reasonable privilege concerns and (iv) taking all reasonable steps as may be necessary to effect the contribution at the effective time.

Each party to the Merger Agreement has also agreed to make (i) an appropriate filing of a notification and report form pursuant to the HSR Act with respect to the transactions contemplated under the Merger Agreement as promptly as practicable, and in any event within thirty business days after the date of the Merger Agreement and (ii) all other necessary filings with other governmental authorities, including the FCC, relating to the Radio

Reorganization, the Final Distribution, the Merger and the other transactions contemplated by the Merger Agreement, and, in each case and in the case of any investigation or inquiry by a governmental authority, to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to such applicable laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act and the receipt of the approvals under such other applicable laws or from such authorities before the termination date. Without limiting the foregoing, each of Entercom and Merger Sub, on the one hand, and CBS and CBS Radio, on the other hand, will, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) promptly inform the other parties of any communication received by such party from, or given by such party to, the Antitrust Division of the DOJ, the Federal Trade Commission (the “FTC”), the FCC or any other governmental authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated in the Merger Agreement, and (iii) permit the other party to review in advance any written communication to be given by a party to, and consult with each other (A) in advance of any meeting or material telephone call with, and (B) in the preparation of any written submission to, the DOJ, the FTC, the FCC or any such other governmental authority or, in connection with any proceeding by a private party, with any other person, and to the extent permitted by the DOJ, the FTC, the FCC or such other applicable governmental authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences. No party will take any action that would, or fail to take any action the failure of which to take would, reasonably be expected to have the effect of preventing or materially delaying the receipt of the approvals from governmental authorities.

Each party to the Merger Agreement agreed to file, or cause to be filed, and not withdraw, as promptly as practicable, but in any event no later than thirty (30) business days after February 2, 2017, applications requesting FCC consent to the transactions contemplated by the Transaction Agreements and all other necessary filings to obtain FCC consent that are required in connection with the Merger Agreement or the transactions contemplated by the Merger Agreement and any assignment or transfer of control of FCC licenses of CBS or Radio, as applicable. In furtherance of the foregoing, the parties will use their reasonable best efforts to obtain FCC consent as promptly as practicable. To that end, each party to the Merger Agreement agreed to enter into and comply with, and cause the members of the Radio Group and the Entercom Group, as applicable, to enter into and comply with, a tolling, assignment and assumption or similar agreement with the FCC to provide for the extension of the statute of limitations for the FCC to determine or impose a forfeiture penalty against a radio station, the assumption of liabilities in connection with an assignment of license, or such other matters as the FCC may require, in connection with (i) any pending complaints that the radio station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against the radio station (a “Tolling Agreement”) if so requested by the FCC. The parties to the Merger Agreement will consult in good faith with each other prior to entry into any such Tolling Agreement. In addition, until such time as FCC consent shall have become a final order, the parties, as applicable, each shall oppose any petitions to deny or other objections filed with respect to the FCC applications to the extent such petition or objection relates to such party.

Furthermore, the Merger Agreement provides that the parties will use their reasonable best efforts to eliminate each and every impediment that may be asserted by any governmental authority or any other person so as to enable the parties to obtain the approvals and consummate the transactions contemplated by the Merger Agreement as soon as practicable. In furtherance of the foregoing, Entercom and Merger Sub agreed to propose, negotiate, commit to and effect, by consent decree, order, agreements with governmental authorities or otherwise, commitments, conduct restrictions and/or the sale, hold separate, divestiture or disposition of any of its assets, properties or businesses or of the assets, properties or businesses to be transferred to the Entercom Group pursuant to the Merger Agreement as are required in order to (i) resolve expeditiously any objections any governmental authority may assert with respect to the transactions contemplated by the Merger Agreement and to obtain any approval from any governmental authority and/or (ii) avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by the Merger

Agreement; provided that any such commitments, conduct restrictions, sales, hold separates, divestitures or dispositions by the Radio Group shall be conditioned upon and become effective only from and after the closing. In addition, each of Entercom and Merger Sub shall use its reasonable best efforts to defend through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any order (whether temporary, preliminary or permanent) that would prevent or delay the consummation of the closing.

The parties agree and acknowledge that the “reasonable best efforts” standard will not require, or be construed to require, any party to propose, negotiate, commit to, effect or become subject to, by consent decree, hold separate order or otherwise, (i) any commitments or conduct restrictions on the Entercom Group or the Radio Group, or any requirements for the Entercom Group or Radio Group to sell, divest, hold separate or otherwise dispose of any of their assets, properties or businesses that would, individually or in the aggregate, be expected to account for a loss of more than $40 million EBITDA for the twelve months ended December 31, 2016 or (ii) any commitments or conduct restrictions on the CBS Group (other than reasonable and customary transitional arrangements to facilitate divestitures), or any requirements for the CBS Group to sell, divest, hold separate or otherwise dispose of any of its assets, properties or businesses.

The parties to the Merger Agreement agreed to reasonably cooperate and consult with each other in good faith to jointly coordinate communications with any governmental authority and jointly develop strategy for responding to any investigation or other inquiry by any governmental authority and formulating proposals to any governmental authority related to the approvals or any other matter described above. To the extent that the parties are unable to reach agreement as to the strategy for responding to any investigation or other inquiry by any governmental authority or for formulating proposals to any governmental authority related to the approvals (collectively, the “Agreement Disputes”), any member of the CBS Group or the Radio Group, on the one hand, or the Entercom Group, on the other hand, involved in an Agreement Dispute may deliver a notice (an “Escalation Notice”) demanding an in-person meeting between the Chief Executive Officer of Entercom and the Chief Operating Officer of CBS (collectively, the “Party Designees”). If, on or before September 30, 2017, the Party Designees are not able to resolve the Agreement Dispute within ten (10) days after the date of receipt of the Escalation Notice (or such shorter time as is necessary to avoid immediate irreparable injury), then the Chief Executive Officer of Entercom shall make a good faith, reasonable determination as to the final determination with respect to such Agreement Dispute, taking into account (x) the impact of the proposed resolution of such Agreement Dispute on the value of the Entercom Group (including the Radio Group, following the closing) and (y) the impact of the proposed resolution of such Agreement Dispute on the ability of the parties to consummate the Merger and the other transactions contemplated by the Merger Agreement in as prompt a manner as practicable, with each such factor weighted equally. Following September 30, 2017, Agreement Disputes shall be resolved only with the joint agreement of the parties.

To the extent that any divestitures are required by any Governmental Authority in connection with the Transactions, Entercom will take the lead in negotiating definitive transaction agreements with respect to such divestitures; provided, that Entercom will (i) cooperate with CBS and CBS Radio in a commercially reasonable manner in developing and implementing a strategy and process for negotiating and consummating such divestitures, including considering in good faith any comments from CBS and CBS Radio, and (ii) consult with CBS and CBS Radio on a regular basis and in good faith in carrying out the foregoing strategy and process. Any such divestitures by the Radio Group shall be conditioned upon and become effective only from and after the closing.

No Solicitation

From and after the date of the Merger Agreement, Entercom will, and will cause each Entercom subsidiary and each of the directors, officers, employees and representatives of the Entercom Group to immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any person with respect to any Entercom Acquisition Proposal (as defined below) and will enforce and, except as otherwise prohibited by applicable law, will not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which any member of the Entercom Group is a party relating to any such Entercom Acquisition Proposal; provided, that Entercom will be permitted to grant a waiver of any standstill agreement, in response to a bona fide unsolicited request (and to permit such request) for such waiver from the counterparty thereto, to permit an Entercom Acquisition Proposal to be made. Entercom will promptly request each person that has executed a confidentiality agreement in connection with its consideration of any Entercom Acquisition Proposal to return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such person by or on behalf of any member of the Entercom Group. Entercom will not, and will cause the Entercom subsidiaries and each of the directors, officers and employees of the Entercom Group not to, and will use its reasonable best efforts to cause its representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate (including by way of furnishing information) or knowingly induce or encourage any inquiries or the making of any proposal or offer (including any proposal or offer to Entercom’s shareholders) that constitutes or would reasonably be expected to lead to an Entercom Acquisition Proposal, or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or cooperate in any way that would reasonably be expected to lead to, any Entercom Acquisition Proposal, except as provided in the Merger Agreement.

“Entercom Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase by a third person or group of persons (other than CBS, CBS Radio or their affiliates), in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (a) assets or businesses of the Entercom Group that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of the Entercom Group, taken as a whole, immediately prior to such transaction, or (b) beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 20% or more of the outstanding shares of Entercom Common Stock (assuming conversion of all Entercom Class B Common Stock), other equity securities or voting power of any shareholder of Entercom, any of the subsidiaries of Entercom or any resulting parent company of Entercom, in each case other than the Merger, the other transactions contemplated by the Merger Agreement and any transactions required to satisfy the obligations of the parties pursuant to the Merger Agreement.

Prior to obtaining the Entercom shareholder approvals, if Entercom receives a bona fide written Entercom Acquisition Proposal that did not result from a material breach of the restrictions described in the Merger Agreement and the Entercom board of directors determines, after consultation with outside legal counsel and a financial advisor of nationally recognized reputation, to be, or to be reasonably likely to lead to, an Entercom Superior Proposal, Entercom may furnish certain information pursuant to a confidentiality agreement and participate in discussions or negotiations with the person making the relevant Entercom Acquisition Proposal.

“Entercom Superior Proposal” means a bona fide written Entercom Acquisition Proposal that the Entercom board of directors concludes in good faith, after consultation with its financial advisors and outside legal counsel, taking into account all legal, financial, tax, regulatory, timing and other aspects of the proposal and the person making the proposal (including any break-up fees, expense reimbursement provisions and conditions to consummation) deemed relevant by the Entercom board of directors, (a) is more favorable, from a financial point of view, to the shareholders of Entercom than the transactions contemplated by the Merger Agreement, and (b) is reasonably capable of being completed on the terms proposed; provided that, for purposes of the definition of “Entercom Superior Proposal,” the term Entercom Acquisition Proposal will have the meaning assigned to such term in the Merger Agreement, except that the reference to “20% or more” in the definition of “Entercom Acquisition Proposal” will be deemed to be a reference to “50%.”

The Merger Agreement provides that Entercom will promptly, and in any event within twenty-four hours after receipt, notify CBS of the receipt by Entercom of an Entercom Acquisition Proposal and provide to CBS copies of any written materials evidencing such proposal, and Entercom must keep CBS reasonably informed of the status and material terms and conditions of any such Entercom Acquisition Proposal. Entercom must also promptly provide to CBS (and in any event within twenty-four hours) any material modification to the terms of any Entercom Acquisition Proposal and must notify CBS of any determination by the Entercom board of directors that an Entercom Acquisition Proposal constitutes an Entercom Superior Proposal. In addition, Entercom will, to the extent not already provided to CBS, provide CBS as promptly as practicable (and in any event within twenty-four (24) hours) with all information provided pursuant to Section 7.11(b)(i) of the Merger Agreement and all other information as is reasonably necessary to keep CBS reasonably currently informed of all written or material oral communications regarding, and the status of, any such acquisition proposal and any related discussions or negotiations.

Until the effective time or, if earlier, the termination of the Merger Agreement in accordance with its terms, neither the Entercom board of directors nor any committee thereof shall:

•	(A) withdraw or qualify (or amend or modify in a manner adverse to CBS or CBS Radio in any material respect) or publicly propose to withdraw or qualify (or amend or modify in a manner adverse to CBS or CBS Radio in any material respect), the Entercom Recommendation or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Entercom Acquisition Proposal, including by, in the case of a tender or exchange offer, failing to promptly recommend rejection of such offer (any action described in this bullet being referred to as a “Change in Recommendation”); or

•	approve or recommend, or publicly propose to approve or recommend, or allow Entercom or any of its affiliates to execute or enter into an agreement related to an Entercom Acquisition Proposal (an “Entercom Acquisition Agreement)” (A) constituting, or relating to, any Change in Recommendation or (B) requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement.

Notwithstanding the foregoing paragraph or any provision of the Merger Agreement, at any time prior to obtaining the Entercom shareholder approvals, (x) solely in response to an Entercom Superior Proposal or an Intervening Event (as defined below), the Entercom board of directors may make a Change in Recommendation, (y) the Entercom board of directors may terminate the Merger Agreement if it substantially concurrently (in the case of receipt of an Entercom Superior Proposal) enters into an Entercom Acquisition Agreement or (z) the Entercom board of directors may terminate the Merger Agreement if it makes a Change in Recommendation solely in response to an Intervening Event, and in the case of each of (x), (y) and (z), as applicable, all of the following conditions are met:

•	in the case of (A) an Entercom Superior Proposal, such Entercom Superior Proposal has been made and has not been withdrawn and, the Entercom board of directors has determined in good faith that such Entercom Superior Proposal continues to be an Entercom Superior Proposal or (B) an Intervening Event, such Intervening Event is continuing and the Entercom board of directors has determined in good faith, after consultation with its outside legal counsel, that, the failure to make a Change in Recommendation or terminate the Merger Agreement, would constitute a breach of its fiduciary duties under applicable Law;

•	the Entercom shareholder approval has not been obtained;

•

Entercom has (A) provided to CBS and CBS Radio five (5) business days’ prior written notice (the “Entercom Notice Period”), which shall state expressly (x) that it has received an Entercom Superior Proposal or that an Intervening Event has occurred, (y) the material terms and conditions of the Entercom Superior Proposal (including the per share value of the consideration offered therein and the identity of the person or group of persons making the Entercom Superior Proposal) or the material facts and circumstances of such Intervening Event, and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the Person or group of Persons making such Entercom Superior Proposal and other material documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Entercom Superior Proposal or any material change to the facts and circumstances of such Intervening Event shall require a new notice, provided that the Entercom Notice Period in connection with any such new notice shall be three (3) business days) and (z) that the Entercom board of directors intends to make a Change in Recommendation, terminate the Merger Agreement pursuant to Section 9.1(e) or terminate the Merger Agreement and enter into an Entercom Acquisition Agreement, and specifying, in reasonable detail, the reasons therefor, and (B) prior to making a Change in Recommendation or terminating the Merger Agreement, as applicable, to the extent requested by CBS or CBS Radio, engaged in good faith negotiations with CBS and CBS Radio during the Entercom Notice Period to amend the Merger Agreement, and, after such negotiations and giving effect to any proposals made by CBS and CBS Radio, the Entercom board of directors again makes the determination described in the first bullet above; and

•	Entercom shall have complied with Section 7.11 of the Merger Agreement in all material respects with respect to such Entercom Superior Proposal or Intervening Event.

“Intervening Event” means any material event, change, effect, development, state of facts, condition or occurrence that occurs or arises after the date of the Merger Agreement that (a) was not known, or reasonably foreseeable (or the material consequences were not known or reasonably foreseeable) to or by the Entercom board of directors as of or prior to the date of the Merger Agreement and did not result from a breach of any of the Transaction Agreements by Entercom or Merger Sub, and (b) does not involve or relate to the receipt, existence or terms of an Entercom Acquisition Proposal; provided, that (1) any change in the price or trading volume of the CBS Common Stock or Entercom Common Stock or (2) the failure by CBS, CBS Radio or Entercom to meet any internal or other estimates, expectations, forecasts, plans, projections or budgets for any period shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying cause of, or factors contributing to, the changes or events described in clauses (1) and (2) may be taken into account in determining whether an Intervening Event has occurred).

Entercom will not, and will cause any Entercom subsidiary not to, enter into any contract with any person subsequent to the date of the Merger Agreement, and no member of the Entercom Group is party to any contract, in each case, that prohibits Entercom from complying with its obligations above. Nothing contained in the Merger Agreement will prohibit Entercom or the Entercom board of directors from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9, Rule 14e-2(a) and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any “stop look and listen” communication to its shareholders of the nature contemplated by Rule 14d-9 under the Exchange Act; provided that in no event will Entercom or the Entercom board of directors take, or agree or resolve to take, any action prohibited by the provisions above.

Financing

CBS and CBS Radio will use their respective reasonable best efforts to (i) cause CBS Radio to consummate and obtain the Radio Financing on the terms and conditions described in the Radio Commitment Letter and the related letter, including using reasonable best efforts to (A) maintain in effect the existing CBS Radio credit agreement and the Radio Commitment Letter and, if entered into prior to the closing, the definitive documentation with respect to the Radio Financing contemplated by the Radio Commitment Letter (such definitive documentation entered into at or prior to the closing, if any, the “Definitive Debt Agreements”), (B) negotiate and execute the Definitive Debt Agreements on terms and conditions contemplated by the Radio Commitment Letter and the related letter and, upon execution thereof, deliver a copy thereof to Entercom and (C) satisfy on a timely basis all conditions applicable to the members of the Radio Group in the Radio Commitment Letter and Definitive Debt Agreements that are within its control and comply with its obligations thereunder and (ii) obtain, as of the closing, any amendment, waiver or approval required under the existing CBS

Radio credit agreement to permit the Transactions. Upon the satisfaction or waiver (to the extent permitted by applicable law) of all the conditions precedent set forth in the Separation Agreement, the Radio Commitment Letter and the Definitive Debt Agreements, CBS and CBS Radio will use their respective reasonable best efforts to cause the financial institutions providing the Radio Financing to fund such Radio Financing.

CBS will not permit CBS Radio to, and CBS Radio will not, amend, replace, supplement or otherwise modify, or waive any of its rights under, the Radio Commitment Letter, the related letter, or the Definitive Debt Agreements, the existing CBS Radio credit agreement, the Radio existing indenture and/or substitute other debt financing for all or any portion of the Radio Financing from the same and/or alternative financing sources without the consent of Entercom (which consent may not to be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver meets certain characteristics set forth in the relevant section of the Merger Agreement. However, CBS and CBS Radio may amend or replace the Radio Commitment Letter or the related letter to (i) add lenders, arrangers, bookrunners, syndication agents, managers or similar entities who had not executed the Radio Commitment Letter as of the date of the Merger Agreement or (ii) implement or exercise any “flex” provisions provided in the related letter as in effect on such date and may, with the consent of Entercom, amend the existing CBS Radio credit agreement to facilitate the Transactions and the operations of its business following the closing date and pay customary fees in connection therewith.

If any portion of the Radio Financing becomes unavailable on the terms and conditions contemplated in the Radio Commitment Letter and related letter of the Definitive Debt Agreements, as applicable, CBS and CBS Radio will use their reasonable best efforts to arrange and obtain as promptly as practicable following the occurrence of such event alternative debt financing from alternative financing sources on terms not materially less favorable to CBS Radio and Entercom in the aggregate than those contained in the Radio Commitment Letter, in an amount sufficient to consummate the transactions contemplated by the Merger Agreement and that is acceptable to Entercom (“Alternative Debt Financing”).

CBS and CBS Radio will give Entercom prompt notice of (i) (A) any material breach or default, or (B) any written notice received by them of any threatened breach, default, termination or repudiation, in each case by any party to the Radio Commitment Letter, Definitive Debt Agreements or the CBS Radio existing credit agreement, of which either becomes aware, or (ii) any termination or waiver, amendment or other modification of the Radio Commitment Letter, any Definitive Debt Agreement or the CBS Radio existing Credit Agreement. Upon Entercom’s request from time to time, CBS and/or Radio will keep Entercom reasonably informed in reasonable detail of the status of its effort to arrange the Radio Financing and will provide to Entercom copies of all definitive documents related to the Radio Financing and any amendment to, or waiver, modification or replacement of, the Radio Commitment Letter.

Prior to the closing, Entercom will and will cause its subsidiaries to use reasonable best efforts to, and will use its reasonable best efforts to cause their respective representatives to, provide to CBS and CBS Radio all cooperation reasonably requested by CBS Radio in connection with the arrangement, syndication, documentation, marketing and consummation of the Radio Financing and/or any amendment, waiver or approval required under the existing CBS Radio credit agreement to permit the Transactions, including taking certain actions set forth in the relevant section of the Merger Agreement.

Notwithstanding the foregoing, (i) no member of the Entercom Group will be required to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Radio Financing prior to the effective time for which it has not received prior reimbursement, unless such action is contingent upon the closing and (ii) no obligation of any member of the Entercom Group or any of their representatives undertaken or under any certificate, document or instrument executed pursuant to the foregoing (other than representation and authorization letters) will be effective until the closing. Entercom consents to the reasonable use by CBS Radio of Entercom’s and Entercom subsidiaries’ logos in connection with the Radio Financing; provided that such logos are used in a manner that is not intended to harm or disparage any member of the Entercom Group or the reputation or goodwill of any member of the Entercom Group.

For purposes of the foregoing description, “Radio Financing” includes any Alternative Debt Financing used to satisfy CBS Radio’s obligations under the Merger Agreement and references to “Radio Commitment Letter,” includes any commitments in respect of Alternative Debt Financing.

Employment and Benefits Matters

Entercom will provide to each CBS Radio employee, while employed by Entercom or its subsidiaries after the effective time: (i) for the period commencing on the effective time and ending on the first anniversary thereof, base compensation that is no less favorable to such CBS Radio employee than the base compensation provided to such CBS Radio employee immediately prior to the effective time; and (ii) until December 31, 2017, (1) a short-term incentive opportunity that is no less favorable than such CBS Radio employee’s short-term incentive opportunity in effect immediately prior to the effective time; and (2) employee benefits (excluding defined benefit pension plans and retiree medical plans) that are no less favorable in the aggregate than those provided to such CBS Radio employee immediately prior to the effective time.

During the period commencing on the effective time and ending on the first anniversary thereof, Entercom will provide to each employee of the members of the Entercom Group who continues to be so employed as of immediately prior to the effective time, while employed by Entercom or its subsidiaries after the effective time, base compensation that is no less favorable to such Entercom employee than the base compensation provided to such Entercom employee immediately prior to the effective time.

In terms of severance, the Merger Agreement provides that Entercom will provide to each CBS Radio employee whose employment is terminated by Entercom during the period commencing on the effective time and ending on the first anniversary thereof under circumstances that would have entitled such CBS Radio employee to severance benefits under the severance plan or policy of CBS Radio as in effect immediately prior to the effective time, severance benefits that are no less favorable than the severance benefits that would have been payable under the CBS Radio severance plan, determined without regard to any discretion of the applicable employer to reduce the severance benefits thereunder and based on full service credit for years of service with CBS and its affiliates (and predecessors) and without taking into account any reduction after the closing in compensation paid to such CBS Radio employee, subject to the delivery and effectiveness of a release of claims from the CBS Radio employee in favor of the Entercom Group, Radio Group and the CBS Group.

Furthermore, the Merger Agreement provides certain other employment and benefits covenants in respect to service credits for employees taking into consideration years of service, as well as covenants in respect to third-party beneficiary rights.

CBS Brands License Agreements

On or before the Separation, certain subsidiaries of CBS, CBS Radio and CBS Radio’s subsidiaries, as applicable, will enter into three agreements to license the use of certain intellectual property by CBS Radio after the Separation. Together, these three agreements are referred to in this document as the “CBS Brands License Agreements.” The terms of the Merger Agreement remain subject to the CBS Brands License Agreements, as described in the Merger Agreement. See “Other Agreements and Other Related Party Transactions—CBS Brands License Agreements.”

The Merger Agreement provides that Entercom may use the name “CBS Radio Inc.” until the Name Change Date, and after the Name Change Date, Entercom must remove “CBS” from the entity names of Entercom, CBS Radio and each of their respective subsidiaries subject to the CBS Brands License Agreements. Under the “CBS RADIO” Brands License Agreement, Entercom can use the name CBS RADIO as the name of the business, as part of entity names and use the CBS Eye Design for one year. Under another CBS Brands License Agreement, certain brands used by CBS for television stations may be used by Entercom for 20 years (i.e., WCBS and KCBS) and the remainder in perpetuity subject to the terms of the CBS Brands License Agreements.

Pursuant to the Merger Agreement and one of the CBS Brands License Agreements, from the closing and until December 31, 2020, Entercom, CBS Radio and each of their respective subsidiaries may operate the CBS Sports Radio Network™ (and may continue to use the “CBS SPORTS RADIO” brand for that period, but must cease use of the CBS Eye Design within one year of the Separation.

Non-Competition; Non-Solicitation of Employees

Pursuant to the terms under the Merger Agreement, CBS agrees that, from and after the effective time until the date that is eighteen months after the closing date, it will not, and will cause its subsidiaries not to, without the prior written consent of Entercom, directly or indirectly, solicit for employment or hire any of the CBS Radio employees; provided, however, that (i) the placement of any general mass solicitation or advertising that is not targeted at CBS Radio employees, will not be considered a violation of the Merger Agreement; and (ii) this provision will not preclude CBS or its subsidiaries from soliciting or hiring any CBS Radio employee whose employment with Entercom or any Entercom subsidiary following the closing (including any CBS Radio subsidiary) has been terminated for cause by Entercom or such Entercom subsidiary. For the avoidance of doubt, the provisions above will not restrict activities between CBS and the CBS Radio employees prior to the closing date.

In terms of non-competition and in furtherance of the Merger and the transactions contemplated in the Merger Agreement, CBS covenants and agrees that, from and after the effective time until the date that is two years after the closing date, it will not, and will cause the members of the CBS Group not to, directly or indirectly: (i) own or operate any broadcast radio station which is operated pursuant to a license, permit or other authorization issued by the FCC that serves any radio market in which any member of the Radio Group owns or operates a radio station as of the date of the Merger Agreement, or (ii) except to the extent, and solely to the extent, necessary for the distribution of audio programming as CBS Radio News Network, distribute audio programming for broadcasting over a group of affiliated terrestrial stations or by satellite, or through internet streaming audio content services in the United States.

Notwithstanding the foregoing, nothing therein will prohibit:

•	any member of the CBS Group from engaging in the businesses conducted by the CBS Group (excluding the business of the Radio Group) at the effective time;

•	“CBS Local Digital Media” from distributing promotional clips, podcasts or short audio clips to an extent that is ancillary to its business as conducted at the effective time;

•	any member of the CBS Group from directly or indirectly acquiring (in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender; exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise) any interest in a person or business engaged in a competitive business that generates 25% or less of its net revenues or net income on a consolidated basis; provided, that, such person may not use the name “CBS Radio”, or anything substantially similar, in connection with the activities that constitute the competitive business;

•	any member of the CBS Group from owning less than or equal to 10% in the aggregate of any class of capital stock or other equity interest of any person engaged in a competitive business;

•	any member of the CBS Group from performing their obligations under the Merger Agreement, the Separation Agreement and the Ancillary Agreements; or

•	any member of the CBS Group from distributing or producing podcasts or other audio programs through websites or internet streaming audio content services where such podcast or audio program is based on or ancillary to content produced or distributed by a member of the CBS Group.

Certain Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Merger Agreement) relating to:

•	listing of the shares of Entercom Class A Common Stock on the NYSE;

•	settlement or cancellation of intercompany accounts;

•	termination of intercompany agreements;

•	access to information, disclosure of information and the confidentiality agreement;

•	any press release or public announcement relating to the Transactions;

•	steps required to be taken in connection with reporting requirements under Section 16(a) of the Exchange Act;

•	Radio Common Stock issuance and stock split of the outstanding shares of Radio Common Stock;

•	the right to control or direct the other party’s business;

•	the existence and applicability of any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation;

•	agreements with respect to other Transaction Agreements;

•	insurance, right to indemnification, advancement of expenses and exculpation;

•	governance matters, Entercom’s board of directors and Entercom’s headquarters;

•	shareholder litigation, the defense of any litigation brought by shareholders of CBS or CBS Radio against CBS or CBS Radio and/or any of their directors or officers relating to the Transactions;

•	further actions to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by the Transaction Agreements; and

•	certain Entercom compensation matters.

Conditions to the Merger

The obligations of Entercom, CBS, Merger Sub and CBS Radio to consummate the Merger are subject to the satisfaction, at or prior to the effective time, of the following conditions:

•	the consummation of the Radio Reorganization and the Final Distribution in accordance with the Separation Agreement and the Distribution Tax Opinion;

•	the expiration or termination of any applicable waiting period under the HSR Act, and no Burdensome Restriction will have been imposed in connection therewith;

•	the FCC Consent will have been obtained and will be in effect, in accordance with applicable law and the rules and regulations of the FCC, and such consent will contain no Burdensome Restriction;

•	the effectiveness of the registration statements of Entercom and CBS Radio and the absence of any stop order or proceedings seeking a stop order with respect thereto;

•	the receipt of all necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act relating to the issuance and trading of shares of Entercom Class A Common Stock to be issued pursuant to the Merger;

•	the approval for listing on the NYSE of the shares of Entercom Class A Common Stock and such other shares required to be reserved for issuance pursuant to the Merger;

•	the Entercom shareholder approval will have been obtained, in accordance with applicable law and the rules and regulations of the NYSE; and

•	the absence of court orders or orders of other governmental authorities prohibiting the Radio Reorganization, the Final Distribution or the Merger.

The obligation of CBS and CBS Radio to consummate the Merger will be subject to the fulfillment, at or prior to the effective time of the following additional conditions:

•	the performance and compliance in all material respects by Entercom of all obligations and covenants required to be performed or complied with by it prior to the effective time of the Merger;

•	the fundamental representations of Entercom will be true, correct and complete in all respects (other than for de minimis inaccuracies) as of the date of the Merger Agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, as of such earlier date);

•	the truth, correctness and completeness of all representations and warranties of Entercom and Merger Sub set forth in the Merger Agreement (other than the Entercom fundamental representations) in all respects as of the date of the Merger Agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, as of such earlier date), without giving effect to any Entercom material adverse effect or materiality qualifications included therein, except where any failure of such representations and warranties to be true, correct and complete in all respects has not had, and would not reasonably be expected to have, individually or in the aggregate, an Entercom material adverse effect;

•	the receipt by CBS of a certificate, dated as of the effective time of the Merger, of a senior officer of Entercom certifying the satisfaction by Entercom of the conditions described in the preceding bullet points; and

•	the receipt by CBS and CBS Radio of a Merger Tax Opinion from CBS’s tax counsel, dated as of the closing date of the Merger.

The obligation of Entercom and Merger Sub to consummate the Merger will be subject to the fulfillment at or prior to the effective time of the following additional conditions:

•	the performance and compliance in all material respects by CBS and CBS Radio of all covenants required to be performed or complied with by them at or prior to the effective time of the Merger, pursuant to the Merger Agreement and the Separation Agreement;

•	the fundamental representations of CBS will be true, correct and complete in all respects (other than for de minimis inaccuracies) as of the date of the Merger Agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, as of such earlier date);

•	the truth, correctness and completeness of all representations and warranties of CBS and CBS Radio set forth in the Merger Agreement (other than the CBS fundamental representations) in all respects as of the date of the Merger Agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, as of such earlier date), without giving effect to any CBS Radio material adverse effect or materiality qualifications included therein, except where any failure of such representations and warranties to be true, correct and complete in all respects has not had, and would not reasonably be expected to have, individually or in the aggregate, a CBS Radio material adverse effect;

•	the receipt by Entercom of a certificate, dated as of the effective time of the Merger, of a senior officer of each of CBS and CBS Radio certifying the satisfaction by CBS and CBS Radio of the conditions described in the preceding bullet points;

•	the receipt by Entercom of a Merger Tax Opinion from Entercom’s tax counsel, dated as of the closing date of the Merger, and copies of the Distribution Tax Opinion and a Merger Tax Opinion from CBS’s tax counsel;

•	Entercom will have received at the closing a certification by CBS Radio that meets the requirements of Treasury Regulations Section 1.897-2(h)(1)(i), dated within 30 days prior to the closing date and in form and substance reasonably acceptable to Entercom along with written authorization for Entercom to deliver such notice form to the IRS on behalf of CBS Radio upon closing;

•	CBS Radio and CBS (or a subsidiary thereof) will have entered into each of the applicable Transaction Agreements, and to the extent applicable, performed the covenants to be performed thereunder prior to the effective time in all material respects, and each such agreement will be in full force and effect; and

•	CBS Radio will have received the proceeds of the Radio Financing or the alternative debt financing in an aggregate amount no less than $500 million and such proceeds will be available for the repayment of Entercom’s existing indebtedness and cash collateralization of letters of credit outstanding under the Entercom Credit Agreement, plus any related fees and expenses.

Termination

The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned prior to the effective time, whether before or after Entercom shareholder approvals have been obtained (unless otherwise specified therein):

•	by the mutual written consent of CBS and Entercom;

•	by either CBS or Entercom, upon written notice to the other party, if the effective time will not have occurred on or before January 31, 2018 (such date, as may be so extended pursuant to Section 9.1(b) of the Merger Agreement, the “Termination Date”); provided that if the Merger has not been consummated by November 2, 2017 and the conditions set forth in Section 8.1(b) or Section 8.1(c) of the Merger Agreement have not been satisfied by such date, either CBS or Entercom may extend such date until May 2, 2018 by written notice to the other; provided, however, that this right to terminate or extend the Merger Agreement will not be available to (i) any party whose failure to perform or observe in any material respect any covenant, obligation or other agreement contained in the Merger Agreement has been the primary cause of, or has resulted in, the failure of the effective time to occur on or before the Termination Date and (ii) CBS on or after January 31, 2018 in the event that the conditions set forth in Section 8.1(b), Section 8.1(c), Section 8.1(e) and Section 8.1(f) have been satisfied on or prior to the Termination Date;

•	by either CBS or Entercom, upon written notice to the other party, if, at the Entercom shareholders meeting (including any adjournment, continuation or postponement thereof), or the Entercom shareholder approvals will not have been obtained;

•	by Entercom, upon written notice to CBS, if there has been a breach or failure to perform by either CBS or CBS Radio of any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement or the Separation Agreement (including an obligation to consummate the Radio Reorganization, the Distributions or the closing), which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.3 of the Merger Agreement and (ii) cannot be cured by the Termination Date, or, if capable of being cured in such time frame, shall not have been cured within thirty (30) days (or such lesser time remaining prior to the Termination Date) of the date Entercom gives CBS notice of such breach or failure to perform;

•

by Entercom, upon written notice to CBS, at any time prior to the receipt of the Entercom shareholder approvals, in order to enter into an acquisition agreement with respect to an Entercom Superior Proposal; provided, however, that Entercom may not terminate the Merger Agreement in this way unless the payment required by Section 9.3 of the Merger Agreement is made in full to CBS or its designee concurrently with the occurrence of such termination and the entry into such Entercom acquisition agreement with respect to such Entercom Superior Proposal, and in the event that such Entercom acquisition agreement is not concurrently entered into and such payment is not concurrently made, such termination will be null and void;

•	by CBS, upon written notice to Entercom, if there has been a breach or failure to perform by Entercom in any respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement (including an obligation to consummate the closing), which breach or failure to perform (i) would result in a failure of a condition set forth in Section 8.1 or Section 8.2 of the Merger Agreement and (ii) cannot be cured by the Termination Date, or, if capable of being cured in such time frame, shall not have been cured within thirty (30) days (or such lesser time remaining prior to the Termination Date) of the date CBS gives Entercom notice of such breach or failure to perform;

•	by CBS, upon written notice to Entercom, if the Entercom board of directors will have effected a Change in Recommendation;

•	by either CBS or Entercom, upon written notice to the other party, if (i) any governmental authority will have issued any order permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order will have become final and nonappealable, (ii) the FCC will have denied the FCC application with respect to any material CBS Radio FCC license or Entercom FCC license or (iii) any governmental authority will have issued any order that imposes any burdensome restriction in connection with the Transactions; provided, however, no party may terminate the Merger Agreement in this way if such party’s failure to comply with the requirements and obligations set forth in Section 7.9 of the Merger Agreement is the primary cause of such action or inaction;

•	by either CBS or Entercom, except as provided for in, or contemplated by the termination right described in the immediately preceding bullet, if any law permanently restrains, enjoins or makes illegal the consummation of the Transactions, and such law becomes effective (and final and nonappealable); or

•	by either CBS or Entercom, upon written notice to the other party, at any time prior to the receipt of the Entercom shareholder approvals, if the Entercom board of directors makes a Change in Recommendation solely in response to an Intervening Event; provided, however, that (i) Entercom may not terminate the Merger Agreement in this way unless the payment required by Section 9.3 of the Merger Agreement is made in full to CBS or its designee concurrently with the occurrence of such termination and (ii) if the Merger Agreement is terminated by CBS in this way, Entercom must make the payment required by Section 9.3 of the Merger Agreement.

Effect of Termination

In the event of termination of the Merger Agreement pursuant to termination rights detailed above, the terminating party will give notice to the other parties, specifying the provision or provisions pursuant to which such termination is made, and the Merger Agreement will become void, and will terminate, and there will be no liability under the Merger Agreement on the part of any party or their respective representatives or the financing sources other than Entercom to the extent set forth below; provided that nothing in the Merger Agreement will relieve any party of liability for fraud committed prior to such termination or willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or the Separation Agreement prior to such termination.

Termination Fee Payable in Certain Circumstances

The Merger Agreement provides that, upon termination of the Merger Agreement under the following circumstances, Entercom will be required to pay a termination fee of $30 million (the “Entercom Termination Fee”):

•	If an Entercom Acquisition Proposal has been publicly announced or otherwise made public known and not withdrawn, and (ii) thereafter the Merger Agreement is terminated (a) by CBS or Entercom if the Merger is not consummated by the Termination Date (if the Entercom shareholder approvals have not been obtained) or (b) by CBS or Entercom if the Entercom shareholder approvals have not been obtained or (c) by CBS if Entercom has committed a material and uncured breach of its covenants set forth in the Merger Agreement, and (iii) within twelve months after such termination of the Merger Agreement, Entercom enters into an acquisition agreement with respect to an Entercom Acquisition Proposal or consummates an Entercom Acquisition Proposal;

•	If the Merger Agreement is terminated by CBS as a result of the board of directors of Entercom having effected a Change of Recommendation prior to receipt of the Entercom shareholder approvals;

•	If the Merger Agreement is terminated by Entercom as a result of the board of directors of Entercom having effected a Change of Recommendation prior to receipt of the Entercom shareholder approvals solely in response to an Intervening Event; or

•	If the Merger Agreement is terminated by Entercom prior to the receipt of the Entercom shareholder approvals in order to enter into an acquisition agreement with respect to an Entercom Superior Proposal.

In the event that Entercom fails to pay when due the Entercom Termination Fee required pursuant to the provisions above, such Entercom Termination Fee will accrue interest for the period commencing on the date such Entercom Termination Fee became past due, at a rate equal to the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis until the date of actual payment. In addition, if Entercom fails to pay the Entercom Termination Fee when due, Entercom will also pay to CBS all of CBS’s out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with efforts to collect such amounts.

Specific Performance

If there is any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Merger Agreement or any of the other Transaction Agreements, the party who is, or is to be, aggrieved will have the right to specific performance of the transactions contemplated by the Merger Agreement or such other Transaction Agreement and injunctive or other equitable relief in respect of its rights under the Merger Agreement or the other Transaction Agreements, in addition to any and all other rights and remedies at law or in equity.

Additional Obligations

In the event the Merger Agreement is terminated, none of Entercom, any of its affiliates or the board of directors of Entercom may submit any transaction or agreement constituting an Entercom Acquisition Proposal or acquisition agreement to Entercom’s shareholders for approval at a shareholder meeting convened prior to the twelve-month anniversary of the termination of the Merger Agreement, unless the Merger Agreement is terminated (a) pursuant to Section 9.1(a) of the Merger Agreement or (b) by CBS or Entercom (as applicable) (i) pursuant to Section 9.1(b) of the Merger Agreement, unless (A) Entercom’s failure to perform or observe in any material respect any covenant, obligation or other agreement contained in the Merger Agreement was the primary cause of, or resulted in, the failure of conditions set forth in Sections 8.1(b) or Section 8.1(c) of the Merger Agreement to be satisfied or (B) an Entercom Acquisition Proposal was publicly announced or otherwise made publicly known and not withdrawn prior to such termination, (ii) pursuant to Section 9.1(d) of the Merger Agreement, (iii) pursuant to Section 9.1(h) of the Merger Agreement, unless Entercom’s failure to comply with Section 7.9 of the Merger Agreement is the primary cause of the action or inaction permitting termination pursuant to Section 9.1(h) of the Merger Agreement, or (iv) pursuant to Section 9.1(i) of the Merger Agreement, unless Entercom’s failure to comply with Section 7.9 of the Merger Agreement is the primary cause of the action or inaction permitting termination pursuant to Section 9.1(i).

Expenses

Except as specified elsewhere in the Merger Agreement, whether or not the Merger is consummated, all expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except (i) filing fees, printing and mailing expenses incurred in connection with this registration statement, Entercom’s registration statement and Entercom’s proxy statement, (ii) filing fees paid to governmental authorities with respect to the transactions contemplated in the Merger Agreement pursuant to the HSR Act and to obtain FCC consent, each of which shall be shared equally by Entercom and CBS Radio and (iii) if the Merger is not consummated, all Financing Costs shall be shared equally by Entercom and Radio; provided, that, (a) in the event the Merger Agreement is terminated by CBS or Entercom pursuant to Section 9.1(c) or Section 9.1(j), by CBS pursuant to Section 9.1(f) or Section 9.1(g) or by Entercom pursuant to Section 9.1(e), Entercom shall reimburse CBS Radio for any Financing Costs incurred (provided that any amounts paid by Entercom pursuant to this paragraph will reduce the amount of the Termination Fee to be paid by Entercom, if applicable) and (b) in the event the Merger Agreement is terminated by Entercom pursuant to Section 9.1(d), CBS Radio shall not be reimbursed by Entercom for any Financing Costs incurred if the Merger is not consummated.

THE SEPARATION AGREEMENT

The following is a summary of the material provisions of the Separation Agreement. This summary is qualified in its entirety by the Separation Agreement, which is incorporated by reference in this document. Stockholders of CBS, CBS Radio and Entercom are urged to read the Separation Agreement in its entirety. This summary of the Separation Agreement has been included to provide CBS, CBS Radio and Entercom shareholders with information regarding its terms. The rights and obligations of the parties are governed by the express terms and conditions of the Separation Agreement and not by this summary or any other information included in this document. It is not intended to provide any other factual information about Entercom, Merger Sub, CBS or CBS Radio. Information about Entercom, Merger Sub, CBS and CBS Radio can be found elsewhere in this document and in the documents incorporated by reference into this document. See also “Where You Can Find More Information; Incorporation by Reference.”

Overview

The Separation Agreement provides for the Separation of CBS Radio from CBS. Among other things, the Separation Agreement sets forth when and how CBS will separate CBS Radio from the other businesses of CBS. The Separation Agreement also includes actions and procedures by which CBS and CBS Radio will carry out the Radio Reorganization and the Final Distribution through the exchange offer. The matters addressed by the Separation Agreement include, without limitation, the matters described below.

Radio Reorganization

The Separation Agreement provides that, on or prior to the Final Distribution Date, and subject to its terms and conditions:

•	First Distribution: CBS Broadcasting will distribute all of the outstanding equity of CBS Radio to Westinghouse.

•	Second Distribution: Westinghouse will distribute all of the equity of CBS Radio to CBS.

•	Stock Split: Subsequently, CBS Radio will effect the Stock Split.

Additionally, the Separation Agreement provides that the parties must obtain the consent of the FCC prior to effectuating the First Distribution, Second Distribution, the Final Distribution and any other transaction that would result in a change in control of CBS Radio.

Pursuant to the Separation Agreement, the obligation of CBS to effect the Radio Reorganization will be subject to the fulfillment or waiver by CBS of the following conditions:

•	CBS will have received the Distribution Tax Opinion, opining that each of the Internal Distributions and the Final Distribution will qualify as a tax-free transaction under Section 355 of the Code;

•	CBS and CBS Radio will have received any necessary permits and authorizations under state securities or “blue sky” laws of the United States, the Securities Act and the Exchange Act in connection with the Final Distribution and such permits and authorizations will be in effect; and

•	certain conditions in the Merger Agreement to each party’s respective obligations to effect the Merger have been, or will be, fulfilled or waived.

The Final Distribution

The Separation Agreement provides that, subject to its terms and conditions and following the consummation of the Radio Reorganization, on the date for the Final Distribution, CBS will:

•	Consummate an offer to exchange all of the outstanding shares of Radio Common Stock for shares of CBS Class B Common Stock then outstanding. CBS in its sole discretion, but subject to its obligations under the Merger Agreement and the Separation Agreement, will determine the terms of the exchange offer, including the number of shares of Radio Common Stock that will be offered for each validly tendered share of CBS Class B Common Stock, the period during which such exchange offer will remain open, the procedures for the tender and exchange of shares and all other terms and conditions of the exchange offer.

•	In the event that the holders of CBS Class B Common Stock subscribe for less than all of the outstanding shares of Radio Common Stock in the exchange offer, or in the event the exchange offer is consummated but not all of the shares of Radio Common Stock owned by CBS are exchanged due to the upper limit being in effect, CBS will distribute the remaining outstanding shares of Radio Common Stock on a pro rata basis to holders of CBS Common Stock in the Spin-Off, based on the relative economic interest of each such holder in the total outstanding shares of CBS Common Stock, excluding those shares of CBS Class B Common Stock that have been validly tendered and not withdrawn in the exchange offer. Such Spin-Off, if necessary, will not have a different impact on holders of different classes of CBS Common Stock, as holders of each outstanding share of CBS Class B Common Stock not validly tendered (or validly tendered and validly withdrawn) in the exchange offer and each outstanding share of CBS Class A Common Stock will receive an equal number of shares of Radio Common Stock in any Spin-Off distribution. The Divesture Committee of the board of directors of CBS will establish a record date for the Spin-Off and CBS will consummate the Spin-Off on the Final Distribution Date immediately following the consummation of the exchange offer. The terms and conditions of any Spin-Off will be determined by CBS, in its sole discretion, and will comply with all applicable laws and regulations of the NYSE.

The Separation Agreement provides that each holder of CBS Class B Common Stock may elect in the exchange offer to exchange a number of shares of CBS Class B Common Stock held by such CBS stockholder for shares of Radio Common Stock in such quantities, at such an exchange ratio and subject to such other terms and conditions as may be determined by CBS in its sole discretion, subject to the terms of the Merger Agreement and the Separation Agreement. In the event of a Spin-Off, each record holder will be entitled to receive for each share of CBS Common Stock held by such record holder after the consummation of the exchange offer a number of shares of Radio Common Stock equal to the total number of unsubscribed shares, multiplied by a fraction, the numerator of which is the total number of shares of CBS Common Stock held by such record holder after consummation of the exchange offer and the denominator of which is the total number of shares of CBS Common Stock outstanding on the Final Distribution Date.

Pursuant to the Separation Agreement, the obligation of CBS to effect the Final Distribution will be subject to the fulfillment or waiver by CBS of the following conditions:

•	the Radio Reorganization will have been consummated;

•	CBS will have received the Distribution Tax Opinion (if this condition is waived, CBS may be required to pay to Entercom a tax opinion waiver penalty calculated pursuant to the terms of the Separation Agreement);

•	CBS and CBS Radio will have received any necessary permits and authorizations under state securities or “blue sky” laws of the United States, the Securities Act and the Exchange Act in connection with the Final Distribution and such permits and authorizations will be in effect;

•	CBS and CBS Radio will have prepared and delivered to the holders of record of CBS Common Stock such information concerning CBS Radio, its business, operations and management, the Final Distribution and such other matters as CBS will reasonably determine and as may otherwise be required by applicable law; and

•	certain conditions in the Merger Agreement to each party’s respective obligations to effect the Merger have been, or will be, fulfilled or waived.

The Separation Agreement provides that if the condition that the Distribution Tax Opinion be delivered is waived by CBS, then unless such condition cannot be met solely as a result of one or more events, facts or circumstances that are not within the control of CBS, CBS shall pay to Entercom the Tax Opinion Waiver Penalty no later than the fifth business day after the Closing. The “Tax Opinion Waiver Penalty” means a dollar amount equal to the product of (a) the sum of (i) the number of shares of CBS Common Stock subject to CBS options held by CBS Radio employees immediately prior to the effective time of the Merger and (ii) the number of CBS RSU awards held by a CBS Radio employee outstanding as of immediately prior to the effective time of the Merger, multiplied by (b) the Tax Opinion Waiver Ratio Impact, multiplied by (c) the volume-weighted average per share closing price of Entercom Class A Common Stock for the five consecutive trading days beginning 15 trading days prior to the date CBS publicly discloses that it has waived the condition regarding the Distribution Tax Opinion (the “Tax Opinion Waiver Date”), as listed on the NYSE (the “Entercom Unaffected Stock Value”). The “Tax Opinion Waiver Ratio Impact” means an amount equal to the greater of (a) (i) the quotient obtained by dividing the (A) volume-weighted average per-share closing price of CBS Class B Common Stock on the five trading days immediately prior to the date of the consummation of the Merger, as listed on the NYSE by (B) volume-weighted average per-share closing price of Entercom Class A Common Stock on the five trading days immediately following the date of the consummation of the Merger, as listed on the NYSE minus (ii) (A) the volume-weighted average per-share closing price of CBS Class B Common Stock for the five consecutive trading days beginning 15 trading days prior to the Tax Opinion Waiver Date, as listed on the NYSE, divided by (B) the Entercom Unaffected Stock Value, or (b) zero.

Pursuant to the Separation Agreement and the Merger Agreement, prior to the date of Final Distribution, CBS will be permitted, in its sole discretion (but subject to its obligations under the Merger Agreement), to direct and control the efforts of the Radio Group in connection with the Radio Reorganization, Final Distribution and Merger, and CBS Radio will take, or cause the members of the Radio Group to take, all actions directed by CBS to facilitate the Radio Reorganization, Final Distribution and Merger as directed by CBS. Without limiting the generality of the foregoing, CBS Radio will, and will cause the members of the Radio Group to, take the following actions:

•	cooperate with CBS in preparing and filing with the SEC (A) the registration under the Securities Act and the Exchange Act of Radio New Common Stock in the exchange offer and Spin-Off, (B) the Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act that CBS reasonably determines are necessary or desirable, (C) any amendments or supplements to the CBS Radio registration statement and the Schedule TO as may be required by applicable law, and (D) any requisite no-action letters which CBS determines are necessary or desirable to effectuate the Radio Reorganization, Final Distribution and Merger;

•	participate in meetings, drafting sessions, due diligence sessions, management presentation sessions, and “road shows” in connection with the Radio Reorganization, Final Distribution and Merger (including any marketing efforts);

•	use reasonable best efforts to furnish to any agent participating in the Final Distribution (A) “cold comfort” letters from independent public accountants in customary form and covering such matters as are customary for a underwritten public offering (including with respect to events subsequent to the date of financial statements included in any offering document) and (B) opinions and negative assurance letters of counsel in customary form and covering such matters as may be reasonably requested; and

•	furnish all historical and forward-looking financial and other pertinent financial and other information that is available to CBS Radio and is reasonably required in connection with the Radio Reorganization, Final Distribution and Merger.

The Separation Agreements provides for the following actions to be taken by the parties prior to the Final Distribution:

•

CBS and CBS Radio will prepare and mail to the holders of CBS Common Stock, such information concerning CBS Radio, its business, operations and management, the Final Distribution and such other matters as CBS will determine and as may otherwise be required by applicable law. CBS and CBS

Radio will prepare, and CBS Radio will, to the extent required under applicable law, file with the SEC any such documentation and any requisite no-action letters which CBS determines are necessary or desirable to effectuate the Final Distribution, and CBS and CBS Radio will each use its reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable;

•	CBS and CBS Radio will take all such actions as CBS reasonably determines to be necessary or appropriate under the securities or “blue sky” laws of the United States in connection with the Final Distribution and the Radio Reorganization;

•	Effective as of the Final Distribution Date, CBS Radio, on behalf of itself and each other member of the Radio Group, on the one hand, and CBS, on behalf of itself and each other member of the CBS Group, on the other hand, will terminate all contracts between or among CBS Radio or any member of the Radio Group, on the one hand, and CBS or any member of the CBS Group, on the other hand. This provision will not apply to (i) the Transaction Agreements; (ii) any of the contracts listed on the applicable schedules to the Merger Agreement or leases between CBS and CBS Radio; and (iii) certain written agreements common to both CBS and CBS Radio (the “Common Agreements”);

•	Prior to February 2, 2017, CBS and CBS Radio will have taken actions to separate the CBS Business from CBS Radio, and to convey, assign or otherwise transfer to the CBS Group the assets, rights, liabilities and other items relating to the CBS business, and to convey, assign or otherwise transfer to the Radio Group the assets, rights, liabilities and other items relating to CBS Radio;

•	CBS and CBS Radio will use their commercially reasonable efforts to identify any assets, rights, liabilities and other items primarily relating to the CBS Business held by the Radio Group and any assets, rights, liabilities and other items primarily relating to CBS Radio held by the CBS Group (the “Misplaced Assets and Liabilities”); and

•	CBS will notify CBS Radio and Entercom in writing, and CBS Radio will notify CBS and Entercom in writing, of any Misplaced Assets and Liabilities. Upon receipt of Entercom’s written consent (which consent may not be unreasonably withheld, conditioned or delayed), CBS and CBS Radio will execute and deliver, and will cause the applicable members of its group to execute and deliver, to the appropriate party and the applicable members of its group, such other instruments of transfer, conveyance, assignment, substitution and confirmation and take such action as reasonably necessary or desirable in order to more effectively transfer, convey and assign to the appropriate party and the members of its group and confirm the receiving party’s and the members of its group’s title to any Misplaced Assets and Liabilities, to put the receiving party and the members of its group in actual possession and operating control and to permit the receiving party and the members of its group to exercise all rights with respect thereto.

The Separation Agreement provides for the following actions to be taken by the parties following the Final Distribution:

•	Each party, at the request of the other party, will execute and deliver such other instruments of transfer, conveyance, assignment, substitution and confirmation and take such action as the requesting party may reasonably deem necessary or desirable in order to more effectively transfer, convey and assign to the requesting party and confirm the requesting party’s title to all of the assets, rights and other items contemplated to be transferred to the requesting party pursuant to the Transaction Agreements;

•	Each party, at the request of the other party, will execute and deliver to the requesting party all instruments, assumptions, novations, undertakings, substitutions or other documents and take such other action as the requesting party may reasonably deem necessary or desirable in order to have the other party fully and unconditionally assume and discharge the liabilities contemplated to be assumed by the other party under the Transaction Agreements;

•	Each party, at the request of the other party, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated in the Separation Agreement; and

•	Following the date of Final Distribution, in the event a party identifies any Misplaced Assets or Liabilities in its possession, such party agrees to promptly provide the other Party with written notice of such identification, which notice will include a reasonable description of the Misplaced Asset or Liability and its relationship to CBS Radio or CBS business, as applicable.

Covenants

The Separation Agreement addresses additional obligations of CBS, Entercom and CBS Radio relating to, among others, the exchange of information, financial information obligations, conflicts of interest for representation in litigation, ownership of information and copyright, record retention, insurance matters, indemnifications relating to Common Agreements and the confidential nature of information. Certain obligations and covenants are described below:

Financial and Other Information

Entercom and CBS Radio will provide to CBS, shortly after the end of the quarter in which the date of Final Distribution occurs, electronic submissions of CBS Radio’s year-to-date consolidated income statement and cash flows and CBS Radio’s consolidated balance sheet, in each case as of the date of Final Distribution.

Until the completion of each Party’s audit for the fiscal year in which the Final Distribution Date occurs, each of CBS, Entercom and CBS Radio will cooperate to the extent requested by the other party in the preparation of the other party’s public earnings releases, annual reports on Form 10-K, quarterly reports on Form 10-Q, any current reports on Form 8-K and any other proxy, information and registration statements, reports, notices, prospectuses and any other filings made or information furnished by CBS or Entercom with the SEC, any national securities exchange or made publicly available. Further, CBS and CBS Radio agree to provide to each other reasonable assistance and access to its properties, books and records, other information and personnel, and to use its commercially reasonable efforts to cooperate with the other party’s requests.

To the extent it relates to a pre-Final Distribution period, the parties will take the following actions:

•	Each party will authorize its auditors to make available to the other party’s auditors both the personnel who performed or are performing the annual audit of the authorizing party and work papers related to the annual audit of the authorizing party, in all cases within a reasonable time prior to the date of the other party’s auditors opinion, so that the other party’s auditors are able to perform the procedures they consider necessary to take responsibility for the work of the authorizing party’s auditors as it relates to the other party’s auditors report on the other party’s statements, all within sufficient time to enable the other party to meet its timetable for the printing, filing and public dissemination of the other party’s annual audited financial statements.

•	Each party will provide the other party’s internal auditors access to its and their its subsidiaries’ books and records so that the other party may conduct reasonable audits relating to the financial statements provided by such party pursuant hereto as well as to the internal accounting controls and operations of such party and its subsidiaries.

•	(A) Each party will give the other party as much prior notice as is reasonably practical of any proposed determination of, or any changes in, its accounting estimates or accounting principles from those in effect on February 2, 2017; and (B) each party will consult with the other party and, the request of either party, such Party’s Auditors with respect to the matters described in clause (A).

•	Each party will give the other party prompt notice of any amendments or restatements of accounting statements with respect to pre-Final Distribution Date periods, and will provide the other party with access as promptly as possible such that the other party will be able to meet its financial reporting requirements.

In the event that CBS Radio, CBS or Entercom is the subject of any SEC comment, review or investigation (formal or informal) relating to a period prior to the Final Distribution Date, such party will notify the other party promptly and give the other party a reasonable opportunity to be involved in responding to such comment, review or investigation. CBS will approve the final response to any such comment, review or investigation to the extent related to the Radio Group’s business or operations for a period prior to the Final Distribution Date (which approval may not be unreasonably withheld, conditioned or delayed).

In the event that CBS Radio is the accounting acquiror in the Merger, and during the period from the Final Distribution Date through the second fiscal year after the fiscal year in which the Final Distribution Date occurs, Entercom contemplates a material change in accounting principle, policy or estimate, or Entercom receives a claim or request for information from a regulatory agency or if Entercom is subject to a legal claim or dispute relating to the Radio Group, Entercom will notify CBS immediately and give CBS a reasonable opportunity to be involved in responding to such claim, inquiry, dispute or request.

Finally, pursuant to the Separation Agreement, other than in contribution or indemnification of a claim by a third party or governmental authority, neither party will be liable for any losses incurred by the other party in the event that any information exchanged or provided pursuant to the Separation Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing person.

Litigation Matters

Pursuant to the terms of the Separation Agreement and in respect to litigation matters, the parties agree that their communications before the Final Distribution Date regarding anticipated, threatened, pending, or completed litigation, claims, government or regulatory inquiries, proceedings, or investigations, or internal investigations reflect joint defense and common interest communications, and thus are confidential and protected by the attorney-client privilege, work product doctrine, joint defense privilege, and any other applicable privileges.

Further, the parties will cooperate with each other in good faith in, and provide each other with prompt notice of, any anticipated, threatened, or pending litigation, claims, government or regulatory inquiries, proceedings, or investigations, or internal investigations arising out of or relating to CBS Radio or the prior relationship (whether such litigation, claims, inquiries, proceedings, or investigations arise before or after the Final Distribution Date).

On and after the Final Distribution Date, the parties agree that, with respect to all actions against any member of any of all three Groups relating to events that took place before, on or after the Final Distribution Date, as between the parties, such actions will be controlled by:

•	CBS, if such action relates solely to the CBS Business; (as the CBS Business is conducted after the Final Distribution Date);

•	CBS Radio and Entercom, if such action relates solely to the business of CBS Radio (as such business is conducted after the Final Distribution Date) or the business of Entercom Group (as such business (excluding CBS Radio for such purpose) is conducted before or after the Final Distribution Date); and

•	Except as set forth in the Merger Agreement, CBS and CBS Radio (including Entercom after the Final Distribution Date) jointly, if (A) members of their respective Groups jointly operate or operated at the relevant time the business to which such action relates, (B) an action arises from or relates to the Schedule TO, the Proxy Statement/Prospectus, the Entercom Registration Statement or the Radio Registration Statement, or any other document filed with any governmental authority at or prior to the Final Distribution Date by CBS, CBS Radio or Entercom in connection with the Radio Reorganization, Final Distribution or Merger, or (C) an action is brought by any person against CBS Radio, CBS and/or Entercom with respect to the Radio Reorganization, Final Distribution or Merger.

Intellectual Property Matters

Pursuant to the terms of the Separation Agreement and in respect to intellectual property matters, the parties agree that, after the Final Distribution Date, the Radio Group has no ownership or other right, title or interest in or to the CBS Brands and the only rights the Radio Group has in the CBS Brands are pursuant to the CBS Brands License Agreements. With respect to any works created for or in connection with the business and operations of “CBS Local Digital Media” prior to the Final Distribution Date or after such date during the term of the Joint Digital Services Agreement, the parties agree that:

•	The Non-Content Assets of CBS Local Digital Media: (A) created solely by or for CBS Radio or the business of the Radio Group will be owned by CBS Radio; (B) created solely by or for a CBS Group entity will be owned by CBS Broadcasting; or (C) created jointly by or for CBS Radio or the business of the Radio Group and any CBS Group entity will be owned by CBS Broadcasting.

•	To the extent CBS Broadcasting owns any right, title or interest in CBS Radio’s digital works, CBS Broadcasting will assign all of its right, title and interest in or to the Radio Digital Works to CBS Radio. To the extent CBS Radio owns any right, title or interest in CBS’s digital works or the digital works created jointly by or for CBS and CBS Radio, CBS Radio assigns all of its right, title and interest in or to the works to CBS Broadcasting.

•	Any Joint Digital Work, and any assignment made pursuant to the terms of the Separation Agreement, will be subject to the license set forth in of the Separation Agreement and mentioned below.

•	Each of the parties will, for its own digital works, exercise its sole discretion with respect to the registration of intellectual property rights (including copyright and trademarks registration) and the enforcement of such rights.

•	CBS grants, and will cause any other member of the CBS Group to grant, CBS Radio and its current and future affiliates a non-exclusive, perpetual, royalty-free license to use and exploit certain intellectual property rights owned by CBS and its subsidiaries (including certain digital works) solely in connection with the businesses of CBS Radio and its current and future affiliates that are consistent with the conduct of the business of CBS Radio as conducted prior to the Final Distribution Date and only to the extent such rights were used in the business of CBS Radio.

The Separation Agreement provides that, subject to the terms of the Joint Digital Services Agreement, CBS Radio will grant to CBS a non-exclusive, royalty-free license to use and exploit CBS Radio content solely for use on the CBS Local Portals during the term of the Joint Digital Services Agreement and solely to the extent necessary for the purposes of providing CBS Services (as defined in the Joint Digital Services Agreement).

Ownership; Hand-Over

In terms of ownership of rights and title to content by the parties, the Separation Agreement provides:

•	CBS News Content: The parties acknowledge and agree that, as between CBS Broadcasting and CBS Radio, CBS Broadcasting owns all rights, title and interests, including but not limited to all copyrights and rights of copyright, in and to CBS’s News content and all materials containing CBS News content, throughout the world in perpetuity in any and all media now known or hereafter developed.

•	CBS Radio Content: The parties acknowledge and agree that, as between CBS Broadcasting and CBS Radio, CBS Radio owns all rights, title and interests, including but not limited to all copyrights and rights of copyright, in and to the CBS Radio Content and all materials containing CBS Radio Content, throughout the world in perpetuity in any and all media now known or hereafter developed.

•	Hand-Over: If, from time to time, either party has a good faith reason to believe that any materials it owns are in the possession or control of the other party, the party owning the materials may request hand-over in a written notice describing the requested materials in detail.

Insurance Matters

As provided in the Separation Agreement, from and after the Final Distribution Date, (i) CBS Radio will cease to have access to CBS’s insurance policies with respect to events, acts, occurrences, happenings, injuries, and conduct commencing or taking place solely after the Final Distribution Date; and (ii) CBS Radio will continue to have access to the CBS Insurance Policies with respect to events, acts, occurrences, happenings, injuries, and conduct commencing or taking place before the Final Distribution Date, as well as any events, acts, occurrences, happenings, injuries, conduct, or claims after the Final Distribution Date that are related or inter-related to events, acts, occurrences, happenings, injuries, conduct, or claims commencing or taking place prior to the Final Distribution Date.

CBS Radio will be responsible at all times after the Distribution Date for securing and maintaining on its own behalf all insurance that it desires or is required to secure and maintain with respect to events, acts, occurrences, happenings, and conduct commencing or taking place solely after the Final Distribution Date, which will, in any event, include any insurance of the types under which CBS Radio was covered prior to the Final Distribution Date through insurance issued to CBS, including, but without limitation, directors and officers liability insurance, general liability insurance, workers’ compensation insurance, crime insurance, fiduciary insurance, errors and omissions insurance, employment practices insurance, business travel accident insurance, and property insurance.

CBS will, at the reasonable request of CBS Radio, take all steps reasonably necessary or desirable, including, without limitation, the execution and delivery of any instruments, to cooperate with and to assist CBS Radio in its pursuit of any claims properly being asserted by or on behalf of CBS Radio or its affiliates under the CBS Insurance Policies in accordance with the foregoing. In the understanding that CBS will not be required to incur any out-of-pocket costs, waive any rights or incur any liabilities in connection therewith, except to the extent that such costs are advanced or reimbursed, or such liabilities are assumed, by CBS Radio or Entercom.

Except as otherwise contemplated in the Separation Agreement after the Final Distribution Date, each member of the CBS Group, Radio Group and Entercom Group will share such information as is reasonably necessary in order to permit the other to manage and conduct its insurance matters in an orderly fashion and pursue claims for insurance coverage under the CBS Insurance Policies in accordance with its terms.

With respect to liabilities of CBS Radio, CBS Radio losses, insured liabilities of CBS Radio, and insured CBS Radio losses, the members of the Radio Group will have the right, responsibility and authority for claims administration and financial administration of claims that relate to or affect CBS Radio under the CBS Insurance Policies and for presentation and pursuit of claims for insurance coverage under the CBS Insurance Policies.

Except as otherwise provided for in the Separation Agreement or in any Ancillary Agreement, the members of the Radio Group (including Entercom Group) will assume responsibility for, and will pay to the appropriate insurance carriers or otherwise, any premiums, retrospectively rated premiums, defense costs, indemnity payments, deductibles, retentions, amounts payable by a CBS captive insurer, or other charges under the CBS Insurance Policies whenever arising, that will become due and payable under the terms and conditions of any applicable CBS Insurance Policy in respect of any liabilities, losses, claims, actions or occurrences, whenever arising or becoming known, to the extent such insurance charges involve or relate to any of the assets, businesses, operations or liabilities of CBS Radio, whether the same relate to the period prior to, on or after the Final Distribution Date, but only to the extent such insurance charges arise from, and are attributable to, claims asserted by or on behalf of CBS Radio under the CBS Insurance Policies.

In terms of insurance proceeds, the Separation Agreements provides that the members of the CBS Group (i) will, at all times until paid to a member of the Radio Group, hold insurance proceeds received for or with respect to insured liabilities of CBS Radio or insured losses of CBS Radio in trust for the benefit of CBS Radio; and (ii) will promptly remit such insurance proceeds to CBS Radio.

Common Agreements

In respect to the assignment of each of the Common Agreements, the Separation Agreement provides that the parties (including Entercom) will use reasonable best efforts to cooperate to assign, at or prior to the Final Distribution Date, in relevant part to the applicable member(s) of the applicable Group, or appropriately amend or novate prior to or at the Final Distribution Date, each Common Agreement, so that each party or the member of its Group will be entitled to the rights and benefits, and will assume the related portion of any liabilities, inuring to its respective businesses to the same extent received and borne as of immediately prior to the date of such assignment, amendment or novation, with respect to such Common Agreement. For the avoidance of doubt, CBS will only be required to seek or obtain any consent with respect to a Common Agreement (i) that is either (A) specified on the relevant schedule of the Separation Agreement or (B) otherwise requested by CBS Radio or Entercom after the Final Distribution Date and the failure to obtain such consent would result in the loss of a material monetary benefit by CBS Radio or would otherwise materially adversely affect CBS Radio, and (ii) if and only if receipt of such consent is necessary for the Radio Group to have all material rights and benefits under such Common Agreement.

If the assignment, novation or amendment of any Common Agreement as described above is not consummated prior to or at the Final Distribution Date, then to the extent permitted by applicable law:

•	The person retaining any such Common Agreement will hold the portion of such Common Agreement to which the other party is entitled in trust for the use and benefit and burden of the person entitled thereto until the consummation of the assignment, novation or amendment;

•	The person retaining any such Common Agreement will, with respect to such Common Agreement, use commercially reasonable efforts to develop and implement mutually acceptable arrangements to place the person entitled to receive its portion of the benefits or liabilities of such Common Agreement, insofar as reasonably possible, in substantially the same position as if such Common Agreement had been separated as contemplated by the Separation Agreement; and

•	CBS will allocate to CBS Radio and its affiliates the applicable pro rata portion of amounts received from and amounts payable to third parties under any Common Agreement until such Common Agreement is separated pursuant to the provisions above.

Release; Indemnification

Indemnification by CBS Radio

From and after the Final Distribution Date, CBS Radio (and Entercom after the Final Distribution Date) agrees to indemnify and hold harmless CBS and its past, present or future subsidiaries and affiliates and any of their past, present or future representatives, heirs, executors and any of their successors and assigns against any and all losses, arising out of or relating to:

•	the Radio Liabilities, including, after the Final Distribution Date, the failure of CBS Radio or any other member of the Radio Group or any other person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities;

•	any breach by CBS Radio or any other member of the Radio Group of any obligations to be performed by such party pursuant to the Separation Agreement subsequent to the Final Distribution Date; or

•	Assumed Liabilities, including, the failure of CBS Radio or any other member of the Radio Group or any other person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities.

Pursuant to the Separation Agreement, the following terms have the following meanings:

•

“Radio Liabilities” means any and all liabilities (other than the Excluded Liabilities, but including the Assumed Liabilities) relating to or arising out of all assets, businesses and operations conducted, operated, managed or owned, in whole or in part, by CBS Radio, whether presently in existence or arising before or after February 2, 2017; and

•	“Assumed Liabilities” means:

•	any costs, fees and expenses actually incurred prior to or as of the earlier of (i) Closing or (ii) the termination of the Merger Agreement by the Entercom Group, CBS Group or Radio Group (other than costs, fees and expenses of third party advisors (including legal counsel) to the CBS Group or Radio Group) to the extent incurred in connection with the Radio Financing or an amendment or waiver to the Radio Credit Agreement to expressly permit the Transactions, other than, in each case, any claims for indemnification made against the CBS Group or the Radio Group (the “Financing Costs”);

•	the Radio Financing;

•	all liabilities the to the extent relating to (i) any public filings in connection with the Radio Reorganization, the Final Distribution or the Merger (the “SEC Filings”) or other public filings made by Entercom (including CBS Radio after the Distribution Date) (other than with respect to any information provided by CBS (or, before the Distribution Date, by CBS Radio) specifically for inclusion therein) or (ii) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information provided by Entercom specifically for inclusion in (x) the SEC Filings or (y) any public filings made by CBS following the Distribution Date; and

•	any amounts included in the determination of the Final Net Adjustment Amount as finally determined in accordance with the Merger Agreement.

Indemnification by CBS

Subject to certain limitations, caps and conditions as set forth in the Separation Agreement, CBS agrees to indemnify and hold harmless CBS Radio and its past, present or future subsidiaries and affiliates and any of their past, present or future representatives, heirs and any of their executors, successors and assigns against any and all losses, as incurred, arising out of or relating to:

•	Excluded Liabilities, including, the failure of CBS or any other member of the CBS Group or any other person to pay, perform, fulfill, discharge and, to the extent applicable, comply with, in due course and in full, any such liabilities;

•	any breach by CBS or any other member of the CBS Group of any obligations to be performed by such party pursuant to the Separation Agreement subsequent to the Final Distribution Date;

•	any material breach of certain representations and warranties set forth in the Merger Agreement regarding the sufficiency of the assets held by the Radio Group to conduct the business of CBS Radio;

•	any SEC Filings or other public filings made by CBS (other than with respect to any information provided by Entercom specifically for inclusion therein);

•	any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading, with respect to all information provided by CBS; or CBS Radio specifically for inclusion in (A) an SEC Filing or (B) any public filings made by Entercom following the Final Distribution Date; or

•	any actual remaining lease payments or any other contractual payments that were part of the restructurings conducted by the Radio Group or the CBS Group with respect to the business CBS Radio prior to January 1, 2017.

The “Excluded Liabilities” means, other than any Assumed Liabilities:

•	all liabilities to the extent relating to, arising out of, or resulting from businesses and operations conducted, operated, managed or owned, in whole or in part, by the CBS Business;

•	all costs, fees and expenses of third parties (including any legal, investment banking or other advisory costs or expenses, but other than any Financing Costs) incurred by or on behalf of any member of the Radio Group at or prior to the Distribution Date to the extent incurred in connection with the transactions contemplated by the Separation Agreement, the Merger Agreement or any Ancillary Agreement;

•	all agreements, obligations and liabilities of any member of the CBS Group expressly set forth under any Transaction Agreement;

•	all liabilities (except for those assumed by CBS Radio) to the extent relating to, arising out of or resulting from claims made by or on behalf of holders of any CBS securities (including debt securities), in their capacities as such, whether made under any applicable corporate, securities or other laws, or by or on behalf of any governmental authority under any applicable securities laws to the extent relating to any CBS securities (including debt securities); and

•	any and all liabilities to the extent arising out of or relating to the occurrence or existence of (a) any release of hazardous materials prior to the Distribution Date; (b) the use, generation, storage, disposal, handling, treatment, recycling, shipment, transportation (or arrangement for any of the foregoing) prior to the Distribution Date of any hazardous materials; or (c) any actual or alleged violation of any environmental law or any environmental permit which occurred prior to the Distribution Date (such liabilities, the “Excluded Environmental Liabilities”).

Any claim for indemnification by CBS regarding the sufficiency of assets representation in the Merger Agreement must be made (or notice must have been provided to CBS of such claim) prior to the one year anniversary of the Closing. CBS’s indemnification obligations with respect to a breach of the sufficiency of assets representation in the Merger Agreement or regarding any Excluded Environmental Liabilities will be limited as follows:

•	no indemnification will be made by CBS with respect to any claim (including any losses) until the aggregate amount of all such losses for which indemnification may be sought hereunder exceeds $500,000 (the “Deductible”), at which point the radio indemnitees will be entitled to indemnification for all such losses;

•	only individual claims or series of related claims involving losses in excess of $50,000 shall be included in the Deductible or be counted for determining the amount of losses to be indemnified to the Radio Indemnitees; and

•	in no event shall such indemnity obligations exceed, in the aggregate, $40 million.

The amount which any indemnifying party is required to pay to any indemnified party pursuant to the Separation Agreement will be reduced (including, but not limited to, retroactively) by any recovery, judgment, settlement or other amounts actually recovered, including insurance proceeds, by such indemnified party with respect to such liabilities.

The Separation Agreement provides the indemnification procedure that is required to be followed by CBS and CBS Radio, and that is applicable to any indemnity granted pursuant to the Separation Agreement and the Ancillary Agreements (other than those related to the Tax Matters Agreement).

Matters Relating to Employees

The Separation Agreement provides that, as of the Final Distribution Date, the CBS Group will assume or retain, as applicable, and the CBS Group agrees to pay, perform, fulfill and discharge, in due course in full (A) all liabilities under all CBS benefit plans with respect to all CBS employees, former CBS employees and their dependents and beneficiaries, (B) all liabilities with respect to the employment or termination of employment of all CBS employees, former CBS employees, and other service providers, in each case to the extent arising in connection with or as a result of employment with or the performance of services to any member of the CBS Group, and (C) any other liabilities expressly assigned to CBS under the Separation Agreement, in each case, whether arising before, on or after the Final Distribution Date. All assets held in trust to fund the CBS benefit plans and all insurance policies funding the benefits plans of CBS will be assets of the CBS Group, except to the extent specifically provided otherwise in the Separation Agreement.

The Separation Agreement provides that, as of the Final Distribution Date, the Radio Group will assume or retain, as applicable, and the Radio Group agrees to pay, perform, fulfill and discharge, in due course in full, (A) all liabilities under all CBS Radio benefit plans, (B) all liabilities with respect to the employment or termination of employment of all CBS Radio employees, former CBS Radio employees, and other service providers, in each case to the extent arising in connection with or as a result of employment with or the performance of services to any member of the Radio Group, and (C) any other liabilities expressly assigned to any member of the Radio Group under the Separation Agreement, in each case, whether arising before, on or after the Final Distribution Date. All assets held in trust to fund the CBS Radio benefit plans and all insurance policies funding the benefits plans of CBS Radio will be assets of the Radio Group, except to the extent specifically provided otherwise in the Separation Agreement.

The Separation Agreement provides that, with respect to former CBS Radio employees whose employment with the CBS Group or the Radio Group was terminated prior to January 1, 2017, the CBS Group shall retain liabilities in respect of (a) cash severance payable following the applicable termination of employment (whether in a lump sum or in the form of base salary continuation), (b) incentive compensation that was earned but unpaid as of the applicable termination of employment and (c) continuation of benefits under the CBS health and welfare plans following the applicable termination of employment.

Furthermore, the Separation Agreement addresses additional obligations and provisions of CBS, Entercom and CBS Radio relating to employee matters including, among others, the benefits plans of CBS and CBS Radio, assignment and transfer of employees, regulatory compliance, defined benefit and contribution pension plans, collective bargaining agreements, equity-based and cash-based compensation, health and welfare plans, worker’s compensation liabilities, severance and employment agreements.

OTHER AGREEMENTS AND OTHER RELATED PARTY TRANSACTIONS

Entercom, CBS, CBS Radio and Merger Sub or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, certain other agreements relating to the Transactions and various interim and ongoing relationships between CBS, CBS Radio and Entercom. The material terms of these agreements are summarized below. Together, the Tax Matters Agreement, the Transition Services Agreement, the Joint Digital Services Agreement and the Trademark License Agreements are referred to in this document as the “Ancillary Agreements.” The Ancillary Agreements together with the Voting Agreement, the Voting Side Letter, Merger Agreement and the Separation Agreement are referred to in this document as the “Transaction Agreements.”

Tax Matters Agreement

In connection with the Transactions, CBS, CBS Radio and Entercom will enter into a Tax Matters Agreement that will govern the parties’ respective rights, responsibilities, and obligations with respect to taxes, including taxes arising in the ordinary course of business, and taxes, if any, incurred as a result of any failure of any of the Internal Distributions, the Final Distribution or the Merger to qualify as tax-free for U.S. federal income tax purposes. The Tax Matters Agreement will also set forth the respective obligations of the parties with respect to the filing of tax returns, the administration of tax contests and assistance and cooperation on tax matters. This summary is qualified by reference to the complete text of the form of the Tax Matters Agreement, which is incorporated by reference and is filed as an exhibit to the registration statement of which this document is a part.

In general, the Tax Matters Agreement will govern the rights and obligations of CBS, on the one hand, and CBS Radio and Entercom, on the other hand, after the Final Distribution (or, in the case of Entercom, the Merger) with respect to taxes for both periods prior to and following the Final Distribution. Under the Tax Matters Agreement, CBS generally will be responsible for income and non-income taxes (including income and non-income taxes attributable to CBS Radio) for periods prior to the Final Distribution, and CBS Radio and Entercom will be responsible for all income and non-income taxes attributable to CBS Radio for periods after the Final Distribution. In certain circumstances and subject to certain conditions, CBS Radio and Entercom will be responsible for certain taxes resulting from the Transactions. Furthermore, each party will be responsible for any taxes imposed on CBS that arise from the failure of any of the Internal Distributions, the Final Distribution or the Merger to qualify as tax-free transactions to the extent that such failure to qualify is attributable to certain actions (described below) taken by such party.

The Tax Matters Agreement will further provide that CBS Radio and Entercom will indemnify CBS for (i) all taxes for which CBS Radio and Entercom are responsible as described above, (ii) all taxes incurred by CBS or any subsidiary of CBS by reason of the breach by CBS Radio or Entercom of any of their respective representations, warranties or covenants under the Tax Matters Agreement (and certain other Transaction Agreements) that causes any of the Internal Distributions, the Final Distribution or the Merger to fail to qualify as tax free and (iii) any costs and expenses related to the foregoing (including reasonable legal fees and expenses). CBS will indemnify CBS Radio and Entercom for (i) all taxes for which CBS is responsible as described above, (ii) all taxes incurred by CBS Radio, Entercom, or any subsidiary of CBS Radio or Entercom by reason of a breach by CBS of any of its representations, warranties or covenants under the Tax Matters Agreement (and certain other Transaction Agreements) that causes any of the Internal Distributions, the Final Distribution or the Merger to fail to qualify as tax free and (iii) any costs and expenses related to the foregoing (including reasonable legal fees and expenses).

In addition, the Tax Matters Agreement generally will prohibit CBS Radio, Entercom, and their affiliates from taking certain actions that could cause any of the Internal Distributions, the Final Distribution or the Merger to fail to qualify as tax-free transactions. In particular, for a two-year period following the Final Distribution Date, except as described below, CBS Radio and Entercom may not:

•

enter into any transaction or series of transactions (or any agreement, understanding or arrangement) as a result of which one or more persons would acquire (directly or indirectly) stock comprising 50% or more of the vote or value of CBS Radio or Entercom (taking into account the stock of CBS Radio acquired pursuant to the Merger);

•	redeem or repurchase any stock or stock rights, other than in certain open-market transactions;

•	amend its certificate of incorporation or take any other action affecting the relative voting rights of its capital stock;

•	merge or consolidate with any other person (other than pursuant to the Merger or mergers or consolidations that do not result in CBS Radio ceasing to exist as a corporation for U.S. federal income tax purposes);

•	take any other action that would, when combined with any other direct or indirect changes in ownership of CBS Radio and Entercom capital stock (including pursuant to the Merger), have the effect of causing one or more persons to acquire stock comprising 50% or more of the vote or value of CBS Radio or Entercom, or would reasonably be expected to result in a failure to preserve the tax-free status of the Transactions;

•	cause CBS Radio to liquidate;

•	cause CBS Radio to discontinue the active conduct of certain of its businesses; or

•	sell, transfer or otherwise dispose of assets (including stock of subsidiaries) of certain of CBS Radio’s business beyond certain thresholds (subject to exceptions for, among other things, ordinary course dispositions and repayments or prepayments of CBS Radio debt).

If CBS Radio (or Entercom, if applicable) intends to take any such restricted action, CBS Radio (or Entercom, if applicable) will be required to cooperate with CBS in obtaining an IRS ruling or an unqualified tax opinion satisfactory to CBS in its reasonable discretion to the effect that such action will not affect the status of any of the Internal Distributions, the Final Distribution or the Merger as tax-free transactions, unless CBS waives such requirement. However, if CBS Radio (or Entercom, if applicable) takes any of the actions above and such actions result in tax-related losses to CBS, then CBS Radio (or Entercom, if applicable) generally will be required to indemnify CBS for such losses, without regard to whether CBS has given CBS Radio and/or Entercom prior consent. In the event CBS does not receive a tax opinion from Wachtell, Lipton, Rosen & Katz concluding at a comfort level of “should” or higher that each of the Internal Distributions and the Final Distribution qualifies as a tax-free transaction under Section 355 of the Code or takes or fails to take, or permits any of its affiliates to take or fail to take, any action solely as a result of which (together with other actions or failures to act by CBS and its affiliates) either of the Internal Distributions and/or the Final Distribution would reasonably be expected to fail to qualify as tax-free transactions, then the restrictions set forth above shall not apply.

The Tax Matters Agreement will be binding on and inure to the benefit of any successor to any of the parties of the Tax Matters Agreement to the same extent as if such successor had been an original party to the Tax Matters Agreement.

Transition Services Agreement

In connection with the Transactions, CBS and Entercom will enter into the Transition Services Agreement, which will provide that CBS will provide certain services to Entercom in support of CBS Radio and Entercom will provide certain limited services to CBS. CBS and Entercom anticipate that charges for such services will generally be on a cost basis based on the transfer pricing or other internal cost allocation utilized by CBS for services provided prior to the Separation. The recipient of services will pay fees resulting from its engagement of a third-party service provider in connection with any services thereunder. However, for services provided by CBS to CBS Radio in the first year following the Merger only, Entercom will have a credit of $7,500,000, which credit will be applied to the first $7,500,000 of charges invoiced by CBS under the Transition Services Agreement.

Under the Transition Services Agreement, transition services are to be provided for certain periods set forth in the schedules thereto (not to exceed twenty-four months following the consummation of the Transactions). The services will generally relate to legal, finance, information technology, insurance and employment services.

The parties have a limited right to (i) extend the provision of services past the agreed termination date of such services, for an increased cost, and (ii) to request new services from the other party during the term of the Transition Services Agreement, subject to agreement from the providing party. The parties will agree to certain customary confidentiality and data protection measures. The provider of services under the Transition Services Agreement will agree to indemnify the recipient of such services against liabilities arising out of the services if such liabilities are incurred due to the provider’s bad faith, gross negligence or willful misconduct or provider’s breach of the Transition Services Agreement. The recipient of services provided under the Transition Services Agreement will agree to indemnify the provider of such services for liabilities incurred by the provider except in the case of provider’s bad faith, gross negligence or willful misconduct or provider’s breach of the Transition Services Agreement. The Transition Services Agreement will commence upon the closing of the Merger and terminate on the last date on which either party thereto is obligated to provide any service to the other party in accordance with the Transition Services Agreement or by mutual written agreement but in no event later than twenty-four months after the commencement of the agreement. In the event there is a change of control event at Entercom, either party to the agreement may terminate the agreement in its entirety or from time to time with respect to an individual service upon twenty days’ written notice. The recipient of a given service under the Transition Services Agreement, upon sixty days’ written notice to the provider of such service, may terminate the agreement with respect to the entirety of that service (so long as the recipient pays the provider for certain expenses incurred to terminate such service). The recipient of such service may also terminate the agreement with respect to such service if the provider has failed to perform any of its material obligations under the agreement with respect to such service and such failure continues for twenty days after the receipt of that provider of written notice of such failure from the recipient. The agreement also provides for the limitation of liability or responsibility to fulfill any obligations (other than payment obligations) in the event of a force majeure event, as set forth in greater detail in the agreement.

Joint Digital Services Agreement

In connection with the Transactions, CBS and Entercom will enter into the Joint Digital Services Agreement, pursuant to which CBS Local Digital Media will continue to operate the digital presences for CBS Radio’s Sports and News Stations and CBS TV Stations. The Joint Digital Services Agreement represents a collaborative arrangement between CBS and Entercom, providing for the sharing of revenues, costs and content, in connection with the operation of the CBS Local Websites, as described below.

As operated prior to the Merger, all of Sports and News Stations have a digital presence on the 23 CBS Local Websites that CBS Local Digital Media operates for CBS Radio’s Sports and News Stations and the CBS TV Stations. Each of these market-focused local websites provided extensive locally focused news, sports and traffic and weather information utilizing the text, video and audio content produced by CBS Radio’s Sports and News Stations and the CBS TV Stations in that market. Advertisements displayed on these websites were sold by both CBS Radio’s employees and CBS TV Stations employees. CBS Radio earned revenues for advertising sold by CBS Radio employees and costs associated with the operation and maintenance of the CBS Local Websites were allocated between CBS Radio and CBS in proportion to their respective earned revenue.

During the term of the Joint Digital Services Agreement, which will become effective immediately upon closing of the Merger, (i) advertisements displayed on the CBS Local Websites will be sold by Entercom and CBS and (ii) Entercom will earn revenues for advertising sold by Entercom, and CBS will earn revenues for advertising sold by CBS.

Following the consummation of the Merger, the Joint Digital Services Agreement will provide that Entercom will be allocated costs for the operation of the CBS Local Websites equal to a percentage of the advertising sold by Entercom on the CBS Local Websites. This allocated cost is subject to a minimum guaranteed amount payable by Entercom to CBS that approximates, and is designed to maintain, the costs historically allocated to CBS Radio by CBS in connection with the operation of the CBS Local Websites, prior to the Merger. On or after July 1, 2018, upon the earlier of (i) the launch of Entercom’s own independent websites (each, a “Radio Website”) for each of the Sports and News Stations and (ii) January 1, 2019 (such earlier time is referred to herein as the “Radio Website Transition Time”), the costs allocated to Entercom will remain equal to a percentage of the advertising sold by Entercom on the CBS Local Websites, but will no longer be subject to a minimum guaranteed amount.

Until the Radio Website Transition Time, the Joint Digital Services Agreement will require CBS to maintain the digital presences of the Sports and News Stations on the CBS Local Websites. Following the Radio Website Transition Time, CBS may remove the Sports and News Stations from the CBS Local Websites, but must give Entercom 45 days’ written notice prior to removing a station that has not yet launched a Radio Website. Under the Joint Digital Services Agreement, Entercom may sell advertisements and earn revenue on the CBS Local Websites through the earlier of (i) two years after the date of the Separation and (ii) December 31, 2019 (such earlier date, the “JDSA Termination Date”), regardless of whether the Sports and News Stations are on the CBS Local Websites. Until the Radio Website Transition Time, Entercom will also continue to provide text, video and certain audio content produced by the Sports and News Stations to CBS on an exclusive basis for publication on the CBS Local Websites (other than use by Entercom on Radio Websites). Following the Radio Website Transition Time, such content may be provided to CBS on a non-exclusive basis until the termination of the Joint Digital Services Agreement.

Unless Entercom and CBS agree otherwise, Entercom’s access to the CBS Local Websites will terminate on, and Entercom will no longer provide content to the CBS Local Websites as of, the first day after the JDSA Termination Date, at which time the Joint Digital Services Agreement will terminate.

The parties have a limited right (i) to extend the provision of services past the agreed termination date of such digital services, for an increased cost, and (ii) to request new services from the other party during the term of the Joint Digital Services Agreement, subject to agreement from the providing party. The parties will agree to certain customary confidentiality and data protection measures. The provider of digital services under the Joint Digital Services Agreement will agree to indemnify the recipient of such services against liabilities arising out of the services if such liabilities are incurred due to the provider’s bad faith, gross negligence or willful misconduct or provider’s breach of the Joint Digital Services Agreement. The recipient of services provided under the Joint Digital Services Agreement will agree to indemnify the provider of such services for liabilities incurred by the provider except in the case of provider’s bad faith, gross negligence or willful misconduct or provider’s breach of the Joint Digital Services Agreement. The Joint Digital Services Agreement will commence upon the closing of the Merger and terminate on the last date on which either party thereto is obligated to provide any service to the other party in accordance with the Joint Digital Services Agreement or by mutual written agreement but in no event later than twenty-four months after the commencement of the agreement. The recipient of a given service under the Transition Services Agreement, upon sixty days’ written notice to the provider of such service, may terminate the agreement with respect to the entirety of that service (so long as the recipient pays the provider for certain expenses incurred to terminate such service). The recipient of such service may also terminate the agreement with respect to such service if the provider has failed to perform any of its material obligations under the agreement with respect to such service and such failure continues for twenty days after the receipt of that provider of written notice of such failure from the recipient. The agreement also provides for the limitation of liability or responsibility to fulfill any obligations (other than payment obligations) in the event of a force majeure event, as set forth in greater detail in the agreement. The obligations of Entercom with respect to payment to CBS of fees set forth on the schedules to the Joint Digital Services Agreement will survive any termination of the agreement.

Voting Agreement

In connection with the signing of the Merger Agreement on February 2, 2017, Entercom and Joseph M. Field, who is the controlling shareholder of Entercom, executed the Voting Agreement. The shareholders party to the Voting Agreement agreed that, at every meeting of the shareholders of Entercom and on every action or approval by written consent by the shareholders of Entercom, to vote or cause the holder of record to vote the Entercom Class B Common Stock owned by such shareholder (or acquired thereafter):

•	in favor of

•	the Merger and in favor of the adoption and approval of the Merger Agreement;

•	the approval for the issuance of additional shares of Entercom Class A Common Stock pursuant to the Merger Agreement; and

•	the approval of any amendments to the Entercom Articles of Incorporation to provide that the board of directors of Entercom will be classified, effective as of the closing of the Merger;

•	against

•	any proposal that would reasonably be expected to result in any condition to the consummation of (a) the Merger or the conditions set forth Merger Agreement as conditions to the closing thereof not being fulfilled or (b) any transaction contemplated by any Transaction Agreement not being fulfilled; and

•	any merger or agreement constituting a proposal to acquire Entercom, other than the Transactions (as set forth in greater detail in the Merger Agreement).

Mr. Field also agreed not to tender any Entercom Class B Common Stock owned by him (or acquired thereafter) into or otherwise transfer such shares in favor of any alternative proposal to acquire Entercom, other than the Transactions (as set forth in greater detail in the Merger Agreement).

The parties to the Voting Agreement agreed that, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of the Voting Agreement, an aggrieved party to the Voting Agreement will have the right of specific performance with respect to the transactions contemplated by the Voting Agreement. The Voting Agreement will terminate at the closing of the Merger or by mutual written consent of the parties thereto, provided that such consent is approved by the majority of Entercom’s independent directors. The Voting Agreement will also terminate upon the termination of the Merger Agreement, provided that the restrictions on voting, tendering and transferring shares of Entercom Class B Common Stock will survive one year after the termination of the Merger Agreement, subject to certain exceptions regarding the cause of such termination.

Field Family Side Letter Agreement

In connection with the signing of the Merger Agreement on February 2, 2017, Entercom, Joseph M. Field, Marie Field and David Field, each a shareholder of Entercom, entered into the Field Family Side Letter Agreement. The shareholders to the Field Family Side Letter Agreement agreed to convert, or cause to be converted, at closing of the Merger, an aggregate of 3,152,333 shares of Entercom Class B Common Stock to Entercom Class A Common Stock in accordance with the provisions for voluntary conversion in the Entercom Articles. As a result of these conversions, the collective voting power of such shareholders will be decreased by 28,370,997 votes. Each shareholder also agreed to restrictions on transfer (with exceptions for certain estate planning transfers) of any Entercom Common Stock for a period of nine months after the closing of the Merger.

The shareholder parties to the Field Family Side Letter Agreement also agreed to convert all of their respective shares of Entercom Class B Common Stock to Entercom Class A Common Stock if the beneficial ownership of the members of such shareholders and their estates collectively drops below 3 million shares of Entercom Common Stock at any time. In such an event, the shareholder parties to the Field Family Side Letter Agreement agreed to the automatic conversion of all of their respective shares of Entercom Class B Common Stock to Entercom Class A Common Stock (such event, a “Conversion Event”). Furthermore, the Entercom

Articles provide that only shares of Entercom Class B Common Stock that are voted by Joseph M. Field or David Field are entitled to receive ten votes per share, and upon the occurrence of a Conversion Event, Joseph M. Field and David J. Field each agreed not to accept any shareholder’s proxy (or give effect to any existing proxy) to vote such shareholder’s Entercom Class B Common Stock.

The individuals party to the Field Family Side Letter Agreement also agreed not to accept preferential treatment over other shareholders of Entercom owning the same class as such individual in any change of control of Entercom after the closing of the Merger. The Field Family Side Letter Agreement will only be effective at the closing of the Merger and may be terminated upon termination of the Merger Agreement, upon conversion of all outstanding Entercom Class B Common Stock and by the written consent of the parties, provided that such consent is approved by the majority of Entercom’s independent directors.

Advertising Side Letter Agreement

In connection with the signing of the Merger Agreement on February 2, 2017, Entercom and CBS executed the Advertising Side Letter Agreement. Entercom and CBS agreed that they will enter into one or more agreements pursuant to which, during the first three years following the closing of the Merger, CBS will purchase from Entercom certain advertising and other services to be agreed to by the parties valued at no less than $8 million per year, calculated in good faith and in the ordinary course consistent with Entercom’s and CBS’s past practices. The Advertising Side Letter Agreement terminates three years after the closing of the Merger Agreement.

CBS Brands License Agreements

On or before the Separation, certain subsidiaries of CBS, CBS Radio and CBS Radio’s subsidiaries, as applicable, will enter into three agreements to license the use of certain intellectual property by CBS Radio after the Separation (together, the “CBS Brands License Agreements”).

Trademark License Agreement (CBS RADIO Brand)

Pursuant to the Trademark License Agreement (CBS RADIO Brand), to be executed by and between CBS Broadcasting, as the licensor, and CBS Radio, as the licensee, CBS Radio will have the non-exclusive right to continue to use the CBS RADIO brand, the CBS Eye Design and related domain names for one year after the Separation. Nothing in the license agreement will give CBS Radio any ownership right in the licensed property. The license permits use of the CBS RADIO brand only in the United States, but CBS Broadcasting will acknowledge that permitted uses of the license that are directed to users in the United States but that are also accessible outside of the United States are not considered a breach of this agreement. CBS Radio will also agree to certain customary restrictions on the use of the licensed property, including the commitment not to dilute or materially weaken the strength of the licensed property, act in a way that may injure, denigrate or devalue the licensed property or use the property for obscene or offensive uses. CBS Radio will not be permitted to use the licensed property in any audio-visual content, except as is used by CBS Radio as of February 2, 2016. CBS Broadcasting will have a limited right to update the guidelines restricting the use of the property licensed under the agreement. CBS Radio will also agree to use reasonable efforts to reduce its usage of the licensed property over the course of the term, which is to be one year from the closing of the Merger. CBS will agree not to use or license the trademark CBS RADIO for the operation of a terrestrial radio network in the United States for four years following the Separation Date.

Subject to certain exceptions, the agreement or any part of it is assignable with the prior written consent of CBS Broadcasting (which consent may not be unreasonably withheld). Written consent is not to be required for the assignment in an acquisition of CBS Radio by any entity that is both engaged in the business of radio broadcasting or of audio streaming in the United States and not engaged in the business of television broadcasting in the United States (a “Radio Entity”). CBS Radio will need only to provide notice to CBS Broadcasting to assign the agreement or any part of it to a wholly owned subsidiary of CBS Radio. In any assignment, CBS Radio will be required to provide a guarantee to CBS Broadcasting for liability for the use of the licensed property.

The agreement will terminate automatically if CBS Radio or any permitted sublicensee becomes insolvent, if CBS Radio ceases use of the licensed property and if CBS Radio is acquired by any entity other than a Radio Entity without CBS consent. Either party will be able to terminate the agreement if the other party fails to comply with material obligations under the agreement on multiple occasions, if the other party receives written notice that it is in default of the agreement and fails to cure such default or if CBS Radio attempts to register for ownership of any licensed property.

Trademark License Agreement (TV Station Brands)

Pursuant to the Trademark License Agreement (TV Station Brands), to be executed by and between CBS Broadcasting, CBS Mass Media Corporation and other subsidiaries of CBS (together, the “Licensors”), CBS Radio and certain subsidiaries of CBS Radio, as the licensees, CBS Radio will have the right to continue to use certain licensed trademarks and related property to operate various CBS Radio stations, subject to the terms and conditions of this license agreement. Nothing in the license agreement will give any licensee any ownership right in the licensed property. The Licensors will agree not to use or license any licensed property in connection with the operation of a terrestrial radio network or with any audio or written identifier that indicates that the licensed property is being used in connection with a terrestrial radio network, but that this prohibition does not apply to the trademarks CBS and CBS RADIO NEWS.

The agreement will identify certain trademarks and related property owned and used by CBS that each licensed radio station may continue to use in connection with its operations, so long as the licensee identifies the trademark as being used in connection with a radio station and not as a stand-alone use (except for additional de minimis uses of the trademarks alone). Permitted uses of the licensed property include the use of such property in simultaneous audio streams of such radio stations on audio-only media and narrowly limited video uses and continued use as the call letters used by radio stations owned by the CBS Radio and certain of its subsidiaries. The agreement will not permit the trademarks to be used in any audio-visual content including news, sports, weather, traffic reporting or other videos or video services, except for narrow uses specified in the agreement. CBS Radio will agree to certain customary restrictions on the use of the property licensed pursuant to the agreement, including the commitment not to dilute or materially weaken the strength of the licensed property, act in a way that may injure, denigrate or devalue the licensed property or use the property for obscene or offensive uses. The Licensors will have a qualified right to update the guidelines restricting the use of the property licensed under the agreement.

Subject to certain exceptions, the agreement or any part of it is assignable with the prior written consent of the Licensors (which consent may not be unreasonably withheld). In any such assignment, the licensee will be required to provide a guarantee to the licensor for liability in connection with the use of the licensed property, and the licensees will be required to notify the Licensors of any assignment. Written consent will not to be required in the event that the licensees assigns the agreement to a Radio Entity (except with respect to licensed property consisting in whole or in part of the WCBS or KCBS trademarks) or to Entercom or one or more of its subsidiaries, so long as Entercom and its subsidiaries are not engaged in the business of television broadcasting in the United States, in either case subject to the licensee providing written notice to the Licensors.

The term of the license will be twenty years for licensed property consisting in whole or in part of WCBS and KCBS, and perpetual for the other licensed property under the agreement. The agreement will terminate automatically if CBS Radio or any permitted sublicensee becomes insolvent, if any licensee ceases use of the licensed property and if Entercom or its subsidiary is acquired and fails to give the necessary prior written notice. Any party will be able to terminate the agreement if the other party fails to comply with material obligations under the agreement on multiple occasions, if the party receives written notice that it is in default of the agreement and fails to cure such default or if any licensee attempts to register for ownership any licensed property. If any licensee changes the format of a licensed station, the agreement will automatically terminate with respect to such station.

Trademark License Agreement (CBS SPORTS RADIO Brand)

Pursuant to the Trademark License Agreement (CBS SPORTS RADIO Brand), to be executed by and between CBS Broadcasting, as licensor, CSTV Networks, Inc. d/b/a CBS Sports Network, on the one hand, and CBS Sports Radio Network Inc. and CBS Radio, on the other hand as the licensees, the licensees will have the right to continue to use the CBS SPORTS RADIO trademark in connection with the CBS Sports Radio Network and certain marketing and promotional uses. The licensed property includes certain domain names related to CBS Sports and for one year, the use of the Eye Design. Nothing in the license agreement will give any licensee any ownership right in the licensed property. The agreement will provide for use of the licensed property only in the United States and Canada. The licensed property may be used for branding of certain radio stations and their related domain names, as were in use at the Separation, so long as the radio station broadcasts CBS SPORTS RADIO Network programming twenty-four hours a day and seven days a week (each, a “Licensed CBS SPORTS RADIO Station”). The licensees will agree to certain customary restrictions on the use of the property licensed pursuant to the agreement, including the commitment not to dilute or materially weaken the strength of the licensed property, act in a way that may injure, denigrate or devalue the licensed property or use the property for obscene or offensive uses. If any Licensed CBS SPORTS RADIO Station changes its format, the agreement will automatically terminate with respect to such station, subject to certain exceptions. CBS Broadcasting will agree not to use the licensed property for the operation of a terrestrial or Internet broadcasting or streaming network in the United States or Canada during the term of the agreement, but that this prohibition does not apply to the trademarks CBS and CBS SPORTS RADIO.

Subject to certain exceptions, the agreement is only assignable with the prior written consent of the Licensors (which consent may not be unreasonably withheld). In any such assignment, the licensee will be required to provide a guarantee to the licensor for liability in connection with the use of the licensed property. Only written notice will be required for assignment of the agreement to Entercom or one or more of its subsidiaries, so long as the assignee is not engaged in the business of television broadcasting in the United States.

The term of the agreement will expire on December 31, 2020. The parties will agree to include a ninety day period of good faith, exclusive negotiations concerning whether to extend the term beyond 2020. The entire agreement will terminate automatically if Entercom, CBS Sports Radio Network Inc. or any permitted sublicensee becomes insolvent. After December 31, 2019, the agreement will terminate automatically with respect to CBS Sports Radio Network Inc. if Entercom ceases using the licensed property to identify the sports programming business or ceases using the property licensed to identify a licensed radio station. The agreement will also terminate automatically if there is an acquisition of Entercom or CBS Sports Radio Network Inc. without the prior written consent of CBS Broadcasting (which consent may not be unreasonably withheld). Any party will be able to terminate the agreement if a party fails to comply with material obligations under the agreement on multiple occasions, if the party receives written notice that it is in default of the agreement and fails to cure such default or if any licensee attempts to register for ownership any licensed property.

Other Related Party Transactions

CBS. Prior to the consummation of the Merger, CBS Radio was an indirect wholly owned subsidiary of CBS. CBS provides CBS Radio with certain services, such as insurance and support for technology systems, and also provides benefits to CBS Radio’s employees, including life and disability insurance and certain post-employment benefits. Prior to January 1, 2017, CBS also provided CBS Radio’s employees with medical and dental benefits and participation in a 401(k) savings plan. Effective January 1, 2017, CBS Radio’s employees began participating in employee benefit plans maintained by CBS Radio, including medical and dental plans and a 401(k) savings plan, although certain of CBS Radio’s employees may continue to be entitled to benefits under certain CBS defined benefit pension and post-retirement health plans. For more information on the allocation of the charges for services and benefits provided to CBS Radio by CBS, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for CBS Radio—Related Parties.” In connection with the Separation, CBS Radio entered into the agreements above to govern CBS Radio’s relationship with CBS during the period between the completion of the Separation and the Merger and to complete the separation of CBS Radio from CBS.

In addition, CBS Radio historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash CBS Radio generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flow CBS Radio generated and CBS also provided CBS Radio with sufficient daily liquidity to fund its ongoing cash needs. As a result, CBS Radio has historically required minimal cash on hand. On October 17, 2016, at the time of CBS Radio’s debt borrowing, CBS Radio’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. At June 30, 2017 and December 31, 2016, amounts due to CBS were $3.3 million and $12.3 million, respectively. In addition, beginning in the fourth quarter of 2016, CBS Radio reimburses CBS for income tax payments made on CBS Radio’s behalf, resulting in prepaid taxes of $20.0 million as of June 30, 2017 and an income tax payable to CBS of $20.5 million as of December 31, 2016.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to CBS Radio as none of CBS’s debt is directly attributable to CBS Radio.

In connection with its debt borrowing, CBS Radio incurred $1.460 billion of indebtedness, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions and other expenses payable by CBS Radio incurred in connection therewith. CBS Radio distributed to its parent, an indirect wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the CBS Radio Borrowing, prior to deducting expenses payable by CBS Radio, less $10 million which remained with CBS Radio to use for general corporate purposes and ongoing cash needs.

CBS Radio also generates revenues from sales to various subsidiaries and joint ventures of CBS. Total revenues from these transactions were $4.0 million and $3.1 million for the six months ended June 30, 2017 and 2016, respectively, and $14.8 million, $8.4 million and $8.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Collaborative Arrangement. CBS Local Digital Media operates the CBS Local Websites, which combine local radio and television content within markets where both CBS Radio and CBS TV Stations operate. In connection with this arrangement, advertisements displayed on these websites are sold by both CBS Radio employees and CBS TV Stations employees. CBS Radio earns revenues for advertising sales generated by its employees, and costs associated with the operation and maintenance of the CBS Local Websites are allocated between CBS Radio and CBS TV Stations in proportion to the respective earned revenue. After the consummation of the Merger, the parties intend that the Joint Digital Services Agreement will formalize and modify this existing collaborative arrangement. See “—Joint Digital Services Agreement.”

Other Related Parties. Viacom Inc. is controlled by National Amusements, the controlling stockholder of CBS. CBS Radio recognized revenues of $1.4 million and $2.3 million for the six months ended June 30, 2017 and 2016, respectively, and $4.3 million, $2.9 million and $2.4 million for the years ended December 31, 2016, 2015 and 2014, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc. CBS Radio is involved in other transactions with related parties that have not been material in any of the periods presented.

DESCRIPTION OF ENTERCOM CAPITAL STOCK

The rights of Entercom shareholders are governed by Pennsylvania law, the Entercom Articles and Entercom’s Amended & Restated Bylaws (the “Entercom Bylaws”). For information on how to obtain a copy of the Entercom Articles and the Entercom Bylaws, see “Where You Can Find More Information; Incorporation By Reference.”

The following description of Entercom’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the Entercom Articles and the Entercom Bylaws.

Common Stock

The Entercom Articles authorize the issuance of up to 350 million shares of common stock, par value $0.01 per share. There are three classes of common stock. The Entercom Articles authorize the issuance of up to 200 million shares of Entercom Class A Common Stock, 75 million shares of Entercom Class B Common Stock and 50 million shares of Entercom Class C Common Stock. As of March 10, 2017, there were 40,576,916 shares of Entercom Common Stock issued and outstanding. There are no shares of Entercom Class C Common Stock outstanding, and Entercom does not expect any shares of Entercom Class C Common Stock to be issued or outstanding upon the consummation of the Merger and it does not have any plans or agreements to issue any Entercom Class C Common Stock prior to the consummation of the Merger.

Holders of Entercom Class A Common Stock are entitled to one vote for each share held of record on matters submitted to a vote of shareholders. Holders of Entercom Class B Common Stock are entitled to ten votes for each share held of record at such times as the shares are voted by a management shareholder (Joseph M. Field and David Field) in his own right in person or by proxy or pursuant to a qualified voting agreement; at all other times the holders of Entercom Class B Common Stock will be entitled to one vote per share. Pursuant to the terms of the Field Family Side Letter Agreement, upon the occurrence of a Conversion Event, Joseph M. Field and David Field will convert their respective beneficially owned shares of Entercom Class B Common Stock to Entercom Class A Common Stock and will not vote any other shares of Entercom Class B Common Stock, eliminating the right of holders of Entercom Class B Common Stock to receive ten votes for each such share. The holders of Entercom Class A Common Stock and Entercom Class B Common Stock vote together as a single class with respect to all matters submitted to a vote of shareholders, except (a) with respect to the election of directors, (b) with respect to any going private transaction, and (c) as otherwise provided by law. With respect to the election of directors, the holders of Entercom Class A Common Stock and Entercom Class B Common Stock, voting as a single class, have the right to vote on the election or removal of all directors of Entercom, other than the Class A directors and the directors, if any, who may be elected by the holders of any class or series of preferred stock. With respect to the election of Class A directors, the holders of Entercom Class A Common Stock are entitled by class vote, exclusive of all other shareholders, to elect two directors of Entercom with each share of Entercom Class A Common Stock entitling the holder thereof to one vote per share; each Class A director elected by holders of Entercom Class A Common Stock must be an independent director and the holders of Class A common stock are entitled to vote on at least one Class A director at each annual meeting. With respect to a vote on a going private transaction in which the management shareholders will remain shareholders after such transaction, the holders of Entercom Class A Common Stock and Entercom Class B Common Stock will vote as a single class, with each share of Entercom Class A Common Stock and Entercom Class B Common Stock entitled to one vote. The Entercom Class C Common Stock will not be entitled to vote, except as required by law.

In connection with the signing of the Merger Agreement on February 2, 2017, Entercom, Joseph M. Field, Marie Field and David Field, each a shareholder of Entercom, entered into the Field Family Side Letter Agreement. The shareholders to the Field Family Side Letter Agreement agreed to convert, or cause to be converted, at closing of the Merger, an aggregate of 3,152,333 shares of Entercom Class B Common Stock to Entercom Class A Common Stock in accordance with the provisions for voluntary conversion in the Entercom

Articles. As a result of these conversions, the collective voting power of such shareholders will be decreased by 28,370,997 votes. Each shareholder also agreed to restrictions on transfer (with exceptions for certain estate planning transfers) of any Entercom Common Stock for a period of nine months after the closing of the Merger.

Holders of Entercom Common Stock do not have cumulative voting rights in the election of directors to the board of directors of Entercom. Except as set out below or as otherwise provided by law, any action to be taken by the shareholders may be taken by the affirmative vote of the holders of a majority of shares of Entercom Common Stock entitled to vote thereon.

Holders of Entercom Common Stock are entitled to receive dividends when, as and if declared by the board of directors of Entercom. In the event of Entercom’s liquidation or dissolution, holders of Entercom Common Stock are entitled to share ratably in any of Entercom’s assets remaining after payment of liabilities and any amounts due to holders of any preferred stock. Holders of Entercom Common Stock have no conversion, preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to the common stock. The outstanding shares of Entercom Common Stock are fully paid and nonassessable.

Entercom has adopted and maintains equity incentive and stock purchase plans pursuant to which Entercom is authorized to issue stock, stock options and other types of equity-based compensation to employees, directors, consultants and other persons who provide services to Entercom. As of April 7, 2017, Entercom had outstanding awards to acquire 1,985,613 shares of Entercom Class A Common Stock under the Entercom Equity Compensation Plan and no options to acquire shares of Entercom Class A Common Stock under the Entercom 2016 Employee Stock Purchase Plan. Entercom has reserved 1,384,283 additional shares of Entercom Class A Common Stock for future issuances under the Entercom Equity Compensation and 953,245 additional shares of Entercom Class A Common Stock for future issuances under the Entercom 2016 Employee Stock Purchase Plan.

Preferred Stock

The Entercom Articles authorize the board of directors of Entercom to provide for the issuance of up to 25 million shares of preferred stock, par value $0.01 per share, from time to time, in one or more series, to designate the number of shares in such series and fix the designations, voting rights, preferences, and special rights of Entercom’s preferred stock to the fullest extent permitted by the laws of the Commonwealth of Pennsylvania. As of April 7, 2017, there were 11 shares of Entercom preferred stock designated as Series A Convertible Preferred Stock outstanding. Entercom has no plans or arrangements to issue any additional shares of Entercom preferred stock.

The rights of the holders of Entercom Common Stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. Entercom’s board of directors may authorize the issuance of Entercom preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Entercom Common Stock. The issuance of any Entercom preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Entercom and may adversely affect the market price of Entercom Common Stock and the voting and other rights of the holders of Entercom Common Stock.

Certain Anti-Takeover Effects of Provisions of the Entercom Articles and the Entercom Bylaws

The Entercom Articles and the Entercom Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of Entercom’s board of directors, including the following:

•	Number of Directors; Removal of Directors; Director Vacancies. The number of directors constituting Entercom’s board of directors may be set by resolution of its board of directors. In addition, the

Entercom Bylaws provide that directors may be removed only for cause and only by the affirmative vote of a majority of the shareholders entitled to vote thereon. The Entercom Bylaws authorize the board of directors to fill vacant directorships. These provisions prevent a shareholder from increasing the size of, and make it more difficult for a shareholder to change the composition of, Entercom’s board of directors and gain control of Entercom’s board of directors by filling any resulting vacancies with its own nominees. Additionally, in connection with the Merger, the Entercom Bylaws will be amended to provide that holders of a certain percentage of the outstanding Entercom Class A Common Stock may, by notice given to the Secretary of Entercom within the time periods for submitting a shareholder nomination for director, require Entercom to include in the proxy statement for its annual meeting a proposal to remove one or both of the Class A Directors and to elect their successors, identified by such shareholders, at the same meeting. Such a proposal would be required to be accompanied by a statement in support of the proposed replacement and must also comply with the requirements of Rule 14a-8 promulgated under the Securities Act of 1934 and the provisions of the Entercom Bylaws applicable to director nominations by shareholders. In the event of such a proposal to remove one or more of the Class A Directors, the affirmative vote of a majority of the Entercom Class A Common Stock outstanding would be required to effect such removal. If such a proposal were received by the Secretary of Entercom, the Entercom board of directors would also have the right to nominate one or more successors to fill the vacancy or vacancies created by the removal.

•	Classified Board of Directors. Entercom does not currently have a classified board of directors. However, holders of Entercom Common Stock, voting as a single class, will vote on the adoption of a classified board of directors at the special meeting of shareholders of Entercom to, among other things, approve the issuance of shares of Entercom Class A Common Stock in connection with the Merger. If approved, the amendment to Entercom’s Articles of Incorporation will divide the Entercom board of directors into three classes, with the directors in each class serving staggered three-year terms. If the Voting Agreement is in effect at the time of the special meeting of shareholders of Entercom, such proposal is expected to be approved, with effect from the consummation of the Merger. The Class A Directors will be assigned to different classes when the Entercom board of directors is classified, but the holders of the outstanding Entercom Class A Common Stock at the time will be given the right to remove either or both of the Class A Directors at any annual meeting of the shareholders of Entercom and to elect their successors at the same meeting in the manner provided in the Entercom Bylaws.

•	Dual-Class Voting. Holders of Entercom Class B Common Stock are entitled to ten votes for each share held of record at such times as the shares are voted by a management shareholder in his own right in person or by proxy or pursuant to a qualified voting agreement. All other classes of Entercom Common Stock are entitled to one vote for each share held of record. In connection with the signing of the Merger Agreement on February 2, 2017, Entercom, Joseph M. Field, Marie Field and David Field, each a shareholder of Entercom, entered into the Field Family Side Letter Agreement. The shareholders to the Field Family Side Letter Agreement agreed to convert, or cause to be converted, at closing of the Merger, an aggregate of 3,152,333 shares of Entercom Class B Common Stock to Entercom Class A Common Stock in accordance with the provisions for voluntary conversion in the Entercom Articles. As a result of these conversions, the collective voting power of such shareholders will be decreased by 28,370,997 votes. Each shareholder also agreed to restrictions on transfer (with exceptions for certain estate planning transfers) of any Entercom Common Stock for a period of nine months after the closing of the Merger.

•

Shareholder Action; Special Meeting of Shareholders. The Entercom Articles provide that Entercom’s shareholders may take action without a meeting only by unanimous written consent. Entercom’s shareholders are not permitted to cumulate their votes for the election of directors. The Entercom Bylaws further provide that special meetings of Entercom’s shareholders may be called only at the direction of the Chairman of the board of directors, the Chief Executive Officer of Entercom, any three members of the board of directors or by resolution of the board of directors. However, if there are two vacancies in the offices for the Class A directors, then the holders of 50% of the Entercom Class A Common Stock outstanding have the right to call a special meeting of shareholders for the purpose of electing Class A directors to fill such vacancies). These provisions may effectively preclude a shareholder or group of shareholders from acting by written consent or calling a special meeting to replace members of Entercom’s board of directors, instead requiring that any such action be taken at Entercom’s annual meeting.

•	Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Entercom Bylaws provide advance notice procedures for shareholders seeking to bring business before Entercom’s annual meeting of shareholders, or to nominate candidates for election as directors at Entercom’s annual meeting of shareholders. The Entercom Bylaws also specify certain requirements as to the form and content of a shareholder’s notice. These provisions may preclude Entercom’s shareholders from bringing matters before Entercom’s annual meeting of shareholders or from making nominations for directors at Entercom’s annual meeting of shareholders.

•	Issuance of Undesignated Preferred Stock. Entercom’s board of directors has the authority, without further action by the shareholders, to issue up to 25 million shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by Entercom’s board of directors. The existence of authorized but unissued shares of preferred stock enables Entercom’s board of directors to render more difficult or to discourage an attempt to obtain control of Entercom by means of a merger, tender offer, proxy contest or otherwise.

In addition to those provisions of the Entercom Articles and Entercom Bylaws, Entercom is also subject to certain provisions of Pennsylvania law that may have the effect of delaying or preventing a change in control of Entercom, including the following:

•	The duties of the directors of Entercom under Pennsylvania law do not require them to regard the interests of any constituency of Entercom, including its shareholders, as a dominant or controlling interest or factor both in the context of ordinary business decisions and also in the context of a change in control.

•	Subchapter G of Chapter 25 of the Pennsylvania law provides that voting shares (“control shares”) of a publicly traded corporation that upon acquisition of voting power by an acquiring person would result in a “control-share acquisition” shall not have any voting rights unless a resolution approved by a vote of shareholders restores voting power to the control shares in accordance with the procedures set forth in Subchapter G. A “control-share acquisition” occurs when a person acquires at least 20% of the voting power of the corporation (or 33.33% or 50% of such voting power if the previous threshold has already been attained).

•	Subchapter H of Chapter 25 of the Pennsylvania law provides that any profit realized by any person or group who is or was a controlling person or group with respect to a publicly-traded corporation from the disposition of any equity security of the registered corporation to any person shall belong to and be recoverable by the corporation if the profit is realized within 18 months after the person obtained controlling person status. A “controlling person or group” is any person or group who has acquired, offered to acquire or publicly disclosed or caused to be disclosed the intention of acquiring voting power over voting shares of the publicly-traded corporation that would entitle the holder thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors.

Listing

Entercom Class A Common Stock trades on the NYSE under the trading symbol “ETM.”

Transfer Agent

The transfer agent and registrar for the Entercom Common Stock is American Stock Transfer & Trust Company.

OWNERSHIP OF ENTERCOM COMMON STOCK

The following table sets forth certain information as of September 30, 2017, regarding the beneficial ownership of Entercom Common Stock by:

(i) each person known by Entercom to beneficially own more than 5 percent of any class of Entercom Common Stock; (ii) each of Entercom’s directors and named executive officers; and (iii) all of Entercom’s directors and named executive officers as a group. Each shareholder possesses sole voting and investment power with respect to the shares listed, unless otherwise noted. Shares of Entercom Common Stock subject to options currently exercisable or that are exercisable within sixty days are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options but are not deemed outstanding for calculating the percentage of any other person.

	Entercom Common Stock
	Class A (1)		Class B (2)		Percentages
Name of Beneficial Owner	Number of Shares Beneficially Owned (3)	Percent of Class	Number of Shares Beneficially Owned (3)	Percent of Class	Total Economic Interest (3)	Total Voting Power (3)
Joseph M. Field (4)	1,958,959	5.8%	6,148,282	85.4%	19.9%	61.7%
David J. Field (5)	3,298,520	9.8%	749,250	10.4%	9.9%	11.0%
Stephen F. Fisher (6)	489,435	1.5%	—	—	1.2%	*
Richard J. Schmaeling	—	—	—	—	—	—
Louise C. Kramer (7)	364,353	1.1%	—	—	*	*
Andrew P. Sutor, IV	47,381	*	—	—	*	*
Eugene D. Levin (8)	92,396	*	—	—	*	*
David J. Berkman (9)	65,768	*	—	—	*	*
Joel Hollander	35,592	*	—	—	*	*
Mark R. LaNeve	34,139	*	—	—	*	*
David Levy	27,191	*	—	—	*	*
All Directors and Executive Officers as a group (ten persons)	6,413,734	19.0%	6,897,532	95.8%	32.3%	73.6%
JPMorgan Chase & Co. (10)	4,128,879	12.3%	—	—	10.1%	4.2%
Rubicon Advisor LLC (11)	2,632,363	7.9%	—	—	6.5%	2.7%
Edwin R. Boynton, as trustee (12)	2,285,287	6.8%	—	—	5.6%	2.3%
Martin L. Garcia (13)	2,132,091	6.4%	—	—	5.2%	2.2%
BlackRock, Inc. (14)	1,988,781	5.9%	—	—	4.9%	2.0%

*	Less than one percent.
(1)	For the purpose of calculating the percentage of Entercom Class A Common Stock held by each shareholder, the total number of shares of Entercom Class A Common Stock outstanding does not include the shares of Entercom Class A Common Stock issuable upon conversion of the outstanding shares of Entercom Class B Common Stock. The number of shares of Entercom Class A Common Stock includes all outstanding restricted stock and shares that may be acquired within sixty days through the exercise of options.
(2)	The Entercom Class A Common Stock and the Entercom Class B Common Stock vote together as a single class on all matters submitted to a vote of shareholders. Each share of Entercom Class A Common Stock is entitled to one vote. Each share of Entercom Class B Common Stock is entitled to ten votes, except: (a) any share not voted by either Joseph M. Field or David J. Field is entitled to one vote; (b) the holders of Entercom Class A Common Stock, voting as a separate class, are entitled to elect two Directors; (c) each share of Entercom Class B Common Stock is entitled to one vote with respect to any “going private” transactions under the Exchange Act; and (d) as required by law. The shares of Entercom Class B Common Stock are convertible in whole or in part, at the option of the holder, subject to certain conditions, into the same number of shares of Entercom Class A Common Stock.

(3)	With respect to Entercom Class A Common Stock: (i) the number of shares beneficially owned and the percentage of economic ownership are based on 33,551,377 shares (which includes 1,794,121 shares that are either unvested restricted stock or vested but deferred shares of restricted stock); and (ii) the percentage of voting power is based on 31,757,256 shares of Entercom Class A Common Stock (which excludes 1,794,121 shares that are either unvested restricted stock or vested but deferred shares of restricted stock, neither of which have the right to vote). With respect to Entercom Class B Common Stock, the number of shares beneficially owned, the percentage of economic ownership and the percentage of voting ownership are based on 7,197,532 shares of Entercom Class B Common Stock outstanding. The number of shares of Entercom Class A Common Stock listed for each individual includes all outstanding restricted stock and shares that may be acquired within sixty days of September 30, 2017 through the exercise of options.
(4)	Includes with respect to Entercom Class A Common Stock: (a) 6,000 shares of Entercom Class A Common Stock that may be acquired through the exercise of options; and (b) 21,578 shares of Entercom Class A Common Stock held of record by Joseph M. Field as trustee of a trust for the benefit of his sister-in-law. In addition, these shares include: (x) 75,000 shares of Entercom Class A Common Stock deemed to be beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Foundation; and (y) 50,000 shares of Entercom Class A Common Stock deemed to be beneficially owned by Joseph M. Field as a director and officer of the Joseph and Marie Field Family Environmental Foundation. Mr. Field, however, disclaims beneficial ownership of all shares of Entercom Class A Common Stock owned by these two foundations. These shares also include 330,000 shares of Entercom Class B Common Stock beneficially owned by Mr. Field’s spouse. The address of this shareholder is 401 E. City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.
(5)	Includes with respect to Entercom Class A Common Stock: (a) 140,000 shares of Entercom Class A Common Stock that may be acquired through the exercise of options; (b) 438,876 shares of Entercom Class A Common Stock held of record by David J. Field as co-trustee of a trust for the benefit of David J. Field and his children; and (c) 921,572 shares of Entercom Class A Common Stock held of record by David J. Field as co-trustee of two trusts for the benefit of the descendants of David J. Field and his sister, respectively. The address of this shareholder is 401 E. City Avenue, Suite 809, Bala Cynwyd, Pennsylvania 19004.
(6)	Includes 10,000 shares of Entercom Class A Common Stock issuable upon exercise of options.
(7)	Includes 5,387 shares of Entercom Class A Common Stock issuable upon exercise of options.
(8)	Includes 16,750 shares of Entercom Class A Common Stock issuable upon exercise of options.
(9)	Includes 2,000 shares of Entercom Class A Common Stock issuable upon exercise of options.
(10)	The address of this shareholder is 270 Park Avenue, 38th Floor, New York, NY 10017. Based on information as of December 31, 2016 set forth in a Schedule 13G/A dated January 11, 2017.
(11)	The address of this shareholder is 380 Lexington Avenue, 17th Floor, New York, NY 10168. Based on information as of December 31, 2016 set forth in a Schedule 13G/A dated February 14, 2017.
(12)	Includes: (a) 438,876 shares of Entercom Class A Common Stock held of record by Edwin R. Boynton as co-trustee of a trust for the benefit of David J. Field, (b) 498,286 shares of Entercom Class A Common Stock held of record by Edwin R. Boynton as co-trustee of a trust for the benefit of the descendants of David J. Field; (c) 1,036,436 shares of Entercom Class A Common Stock held of record by Edwin R. Boynton as co-trustee of two trusts for the benefit of the sister of David J. Field and her descendants; (d) 155,594 shares of Entercom Class A Common Stock held of record by Edwin R. Boynton as trustee of a trust for the benefit of David J. Field; and (e) 156,095 shares of Entercom Class A Common Stock held of record by Edwin R. Boynton as trustee of a trust for the benefit of the sister of David J. Field. The address of this shareholder is Stradley Ronon Stevens & Young, LLP, Attn: Edwin R. Boynton, 2600 One Commerce Square, Philadelphia, Pennsylvania 19103.
(13)	The address of this shareholder is 1700 S. MacDill Avenue, Suite 240, Tampa, FL 33629. Based on information as of December 31, 2013 set forth in a Schedule 13G/A dated February 12, 2014.
(14)	The address of this shareholder is 55 East 52nd Street, New York, NY 10055. Based on information as of December 31, 2016 set forth in a Schedule 13G/A dated January 24, 2017.

COMPARISON OF RIGHTS OF HOLDERS OF CBS COMMON STOCK AND ENTERCOM COMMON STOCK

CBS is a Delaware corporation subject to the provisions of the DGCL. Entercom is a Pennsylvania corporation subject to the provisions of the Pennsylvania Business Corporation Law (“Pennsylvania law”). Holders of CBS Common Stock, whose rights are currently governed by CBS’s Amended and Restated Certificate of Incorporation, as amended (the “CBS Charter”), CBS’s Bylaws, as amended and restated (the “CBS Bylaws”) and DGCL, will, with respect to the shares validly tendered and exchanged immediately following the exchange offer, become shareholders of Entercom and their rights will be governed by the Entercom Articles, the Entercom Bylaws and Pennsylvania law.

The following description summarizes the material differences between the rights associated with CBS Common Stock and Entercom Common Stock that may affect holders of CBS Class B Common Stock whose shares are accepted for exchange in the exchange offer and who will obtain shares of Entercom Class A Common Stock in the Merger, but does not purport to be a complete statement of all of those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following description is qualified in its entirety by, and CBS stockholders should read carefully the relevant provisions of, DGCL, Pennsylvania law, the CBS Charter, the CBS Bylaws, the Entercom Articles and the Entercom Bylaws. The CBS Charter has been publicly filed with the SEC as exhibit 3.A to CBS’s annual report on Form 10-K for the period ended December 31, 2005 and the CBS Bylaws have been publicly filed with the SEC as (a) exhibit 3.B to CBS’s annual report on Form 10-K for the period ended December 31, 2005 and (b) exhibit 3.B to CBS’s filing on Form 10-Q for the period ended September 30, 2007, respectively. The Entercom Bylaws have been publicly filed with the SEC as (a) exhibit 3.02 to Entercom’s filing on Form 10-Q for the period ended March 31, 2002 and (b) exhibit 3.02 to Entercom’s filing on Form 10-Q for the period ended June 30, 2009, respectively. See also “Description of Entercom Capital Stock.”

Authorized Capital Stock

The following table sets forth the authorized and issued capital stock of CBS and Entercom as of September 30, 2017 without giving effect to the exchange offer.

Class of Security	Authorized	Outstanding
CBS:
Common Stock, par value $.001 per share	5,375,000,000	399,874,937
Preferred Stock, par value $.001 per share	25,000,000	0
Entercom:
Class A Common Stock, par value $0.01 per share	200,000,000	33,551,377
Class B Common Stock, par value $0.01 per share	75,000,000	7,197,532
Class C Common Stock, par value $0.01 per share	50,000,000	0
Preferred Stock, par value $0.01 per share	25,000,000	11

STOCKHOLDER RIGHT	CBS	ENTERCOM
Voting Rights	The stockholders of CBS Class A Common Stock are entitled to one vote per share held. The stockholders of CBS Class B Common Stock are not entitled to vote. The holders of CBS Common Stock do not have the right of cumulative voting in elections of directors.	The shareholders of Entercom Class A Common Stock are entitled to one vote per share. The shareholders of Entercom Class B Common Stock are entitled to 10 votes per share, on most matters, at such times as the shares are voted by a management shareholder in his own right in person, or by proxy or pursuant to a Qualified Voting Agreement (as

STOCKHOLDER RIGHT	CBS	ENTERCOM
defined in the Entercom Articles); at all other times the holders of Entercom Class B Common Stock are entitled to one vote per share. Entercom Class A Common Stock and Entercom Class B Common Stock vote together as one class with respect to all matters submitted to a vote of shareholders except (a) as otherwise provided by law; and (b) the shareholders of Entercom Class B Common Stock are not entitled to vote on the election of the two Class A directors. The shareholders of Entercom Class B Common Stock are entitled to 1 vote per share with respect to any going private transaction where a management shareholder will remain a shareholder upon consummation of the transaction. The shareholders of Entercom Class C Common Stock are not entitled to vote. The holders of Entercom Common Stock do not have cumulative voting rights in the election of directors.
Rights of Holders of Preferred Stock	The CBS Charter provides that CBS’s board of directors is authorized to determine the rights, powers, preferences, and the relative participating, optional or other special rights, and qualifications, limitations or restrictions, including concerning voting. or consent, redemption, dissolution or the distribution of assets, conversion or exchange of any series of preferred stock of CBS. CBS will not issue any preferred stock that, in the aggregate with all other outstanding shares of preferred stock, have the ability to elect a number of directors constituting a majority of the board of directors unless the issuance of such preferred stock will have been approved by the holders of a	The Entercom Articles provide that Entercom’s board of directors is authorized to fix and determine the designations, voting rights, preferences, and special rights of Entercom’s preferred stock to the fullest extent permitted by the laws of the Commonwealth of Pennsylvania.

STOCKHOLDER RIGHT	CBS	ENTERCOM
majority of the outstanding shares of Class A common stock.
Number and Classification of Board of Directors	The CBS Charter sets the number of board members at not less than 3 nor more than 20. The exact number is fixed by a majority vote of the directors in office. CBS does not have a classified board of directors. The current number of board members is 13.	The Entercom Bylaws set the number of board members at not less than 5 nor more than 20. In the election of directors, the candidates receiving the highest number of votes from each class or group of classes, if any, entitled to elect directors separately up to the number of directors to be elected by the class or group of classes will be elected. Entercom does not have a classified board of directors, but intends to adopt a classified board of directors at the special meeting of shareholders called in connection to the Merger. The current number of members of the board of directors of Entercom is six. The Merger Agreement provides that in connection with the Merger, Entercom will increase the size of its board of directors by four members. David Field will serve as Chairman of the Entercom board, and Joseph Field will serve as Chairman Emeritus. The remaining eight directors will consist of the four individuals currently on the Entercom board, two of whom will be the Class A directors, and four newly agreed-upon directors, two of whom are affiliated with CBS. The two directors who are affiliated with CBS will each execute and deliver an irrevocable letter of resignation effective upon the earlier of (a) 6 months after Closing; and (b) the day prior to the first annual meeting of Entercom following Closing.
The Class A Directors will be assigned to different classes when the Entercom board of directors is classified, but the holders of the outstanding Entercom Class A Common Stock at the time will be

STOCKHOLDER RIGHT	CBS	ENTERCOM
given the right to remove either or both of the Class A Directors at any annual meeting of the shareholders of Entercom and to elect their successors at the same meeting in the manner provided in the Entercom Bylaws.
Removal of Directors	Under the CBS Charter and the CBS Bylaws, directors may be removed with or without cause by the affirmative vote of the stockholders of a majority of the voting power entitled to vote. However, any director may be removed from office by the affirmative vote of a majority of the board of directors, at any time prior to the expiration of his term of office, as provided by law, in the event a director is in breach of any agreement between such director and CBS relating to such director’s service as a director or employee of CBS.	Under the Entercom Bylaws, directors may be removed from office by the shareholders only for cause and only by the affirmative vote of a majority of shareholders entitled to vote thereon. However, holders of Entercom Class A Common Stock will be given the right to remove either or both of the Class A Directors at any annual meeting of the shareholders of Entercom and to elect their successors at the same meeting in the manner provided in the Entercom Bylaws. The board of directors may declare vacant the office of a director who has been judicially declared of unsound mind or convicted of an offense punishable by imprisonment for more than one year.
Vacancies on the Board of Directors	The CBS Bylaws provide that vacancies on the CBS board of directors, if occurring prior to the expiration of the term of office in which the vacancy occurs, will be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. If there are no directors in office, then an election of directors may be held in the manner provided by statute.	The Entercom Bylaws provide that any vacancies on the Entercom board of directors can be filled by the affirmative vote of a majority of the remaining directors then in office, even if the remaining directors are less than a quorum of the Entercom board of directors, or by a sole remaining director. However, a vacancy in the position of Class A director may only be filled by the sole remaining Class A director, and if both Class A director positions are vacant, then only the holders of the Class A common stock may fill such vacancies.
Special Meetings	The CBS Bylaws provide that special meetings of the stockholders may be called at any time by the board of directors, by	The Entercom Articles provide that special meetings of Entercom’s shareholders may be called only at the direction of the

STOCKHOLDER RIGHT	CBS	ENTERCOM
	the Chairman of the board of directors, the Vice Chair of the board of directors, or the Chief Executive Officer. Only matters referred to in the notice of the special meeting, and those which are incidental or germane to such matters, may be discussed.	Chairman of the board of directors, the Chief Executive Officer of Entercom, any three members of the board of directors or by resolution of the board of directors. However, if there are two vacancies in the offices for the Class A directors, then the holders of 50% of the Class A common stock outstanding will have the right to call a special meeting of shareholders for the purpose of electing Class A directors to fill such vacancies.
Stockholder Action by Written Consent	The CBS Bylaws provide that CBS stockholders may act by written consent without a meeting.	Pennsylvania law provides that shareholders may act by written consent without a meeting only if the consent is unanimous.
Quorum of Stockholders	Under the CBS Bylaws, at least a majority of the votes which all stockholders are entitled to cast on a matter, represented in person or by proxy, constitutes a quorum, unless otherwise required by law or by the CBS Charter.	Under the Entercom Bylaws, at least a majority of the votes which all shareholders are entitled to cast on a matter, represented in person or by proxy, constitutes a quorum.
Advance Notice Procedures for a Stockholder Proposal or Director Nomination	For nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely notice in proper written form to the Secretary of CBS and any such proposed business, other than the nomination of persons for election to the board of directors, must constitute a proper matter for stockholder action. To be timely, a stockholder’s notice must be sent and received by the Secretary at the principal executive offices of CBS not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the date of the immediately preceding annual meeting; however, in the event that the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, notice by the	A proposal to be considered at Entercom’s annual meeting may be made by any shareholder only if written notice of such shareholder’s intent to present a proposal at the meeting is given by the shareholder and received by the Secretary of Entercom. Each shareholder proposal must comply with the requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934 (or pursuant to any successor act or regulation). Notice of a proposal must be delivered to the Secretary of Entercom by the earlier of (a) 60 days prior to the anniversary date of the immediately preceding annual meeting of shareholders or (b) 120 days prior to the anniversary date of the mailing of Entercom’s proxy statement for the immediately preceding annual meeting of shareholders. In lieu of

STOCKHOLDER RIGHT	CBS	ENTERCOM
	stockholder to be timely must be so sent and received no earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by CBS. In no event may the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder notice. To be in proper written form, a stockholder’s notice to the Secretary must set forth in writing (a) as to each person whom the stockholder proposes to nominate for election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the annual meeting, a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the complete text of any resolutions proposed for consideration or any amendment to any CBS document intended to be presented at the meeting), the reasons for conducting such business at the annual meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on	delivery to the Secretary of Entercom, notice may be mailed to the Secretary of Entercom by certified mail, return receipt requested, but must be deemed to have been given only upon actual receipt by the Secretary of Entercom. Notice of the proposal must be in writing and will contain or be accompanied by the name and residence of such shareholder, the proposal and a representation that the shareholder is a holder of Entercom’s voting stock and intends to appear in person or by proxy at the meeting to vote in favor of the proposal.

STOCKHOLDER RIGHT	CBS	ENTERCOM
whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on CBS’s books, and of such beneficial owner, (ii) the class or series and number of shares of capital stock of CBS which are owned beneficially and of record by such stockholder and such beneficial owner, (iii) a representation that the stockholder is a holder of record of stock of CBS entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination and (iv) a representation whether the stockholder or the beneficial owner, if any, intends to solicit proxies in support of such nomination or proposal, including whether such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of CBS’s voting shares required under applicable law to adopt and/or carry out the proposal or, in the case of a nomination or nominations, a sufficient number of holders of CBS’s voting shares to elect such nominee or nominees. CBS may require any proposed nominee to furnish such other information as it may reasonably require in order to determine the eligibility of such proposed nominee to serve as a director of CBS.
Amendment of Articles of Incorporation	DGCL provides that a corporation may amend its certificate of incorporation upon the adoption of a resolution setting forth the proposed amendment by the board of directors of a corporation and	Pennsylvania law provides that a corporation may amend its articles following the adoption by the board of directors of a resolution proposing the amendment. The proposed amendment must then be

STOCKHOLDER RIGHT	CBS	ENTERCOM
thereafter by the affirmative vote of holders of a majority of the outstanding stock entitled to vote and a majority of the outstanding stock of each class entitled to vote as a separate class, unless the certificate of incorporation provides for a different vote of the stockholders. The CBS Charter does not specify a voting power requirement different than required by DGCL to approve amendments to the CBS Charter.

submitted to a vote of the shareholders. The affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon, and a majority of the votes cast by each class entitled to vote as a separate class, at a meeting at which a quorum is present is required to approve such an amendment.

Amendment of Bylaws	The CBS Bylaws can be amended or repealed by action of the board of directors at any regular or special meeting, except as otherwise provided by law, in the articles of incorporation, or in the bylaws. However, any bylaws adopted, amended, altered, changed or repealed by the board of directors or the stockholders of CBS may be amended, altered, changed or repealed by the stockholders of CBS. The affirmative vote of not less than a majority of the aggregate voting power of all outstanding shares of capital stock of CBS then entitled to vote generally in an election of directors, voting together as a single class, is required for the stockholders of CBS to amend, alter, change, repeal or adopt any bylaws of CBS.	The Entercom Bylaws can be amended or repealed, or new bylaws may be adopted, either (a) by vote of the shareholders at any duly organized annual or special meeting of shareholders, or (b) with respect to those matters that are not by statute committed expressly to the shareholders and regardless of whether the shareholders have previously adopted or approved the bylaw being amended or repealed, by vote of a majority of the board of directors in office at any regular or special meeting. Any change in the Entercom Bylaws takes effect when adopted unless otherwise provided in the resolution effecting the change.
Dividends	Under the CBS Charter, the board of directors has the authority to determine the quarterly dividend rate. CBS has paid uninterrupted quarterly dividends since October 1, 2003. A quarterly dividend of $0.18 was paid on January 1, 2017 and April 1, 2017.	Under the Entercom Articles, the board of directors has the authority to determine the quarterly dividend rate. On each of May 25, 2016, August 15, 2016, November 7, 2016, February 8, 2017, May 10, 2017 and July 28, 2017, Entercom’s board of directors declared a cash dividend of $0.075 per share. The dividends were paid on June 15, 2016, September 15, 2016, December 15, 2016, March 15, 2017, June 15, 2017

STOCKHOLDER RIGHT	CBS	ENTERCOM

and September 15, 2017, respectively. Additionally, on July 28, 2017, Entercom announced, as permitted under the Merger Agreement, a special one-time cash dividend of $0.20 per share, which was paid on August 30, 2017.

Pursuant to the Merger Agreement, Entercom has agreed not to pay a quarterly dividend of greater than $0.125 per share until after the consummation of the Merger. The payment of cash dividends in the future will be at the discretion of Entercom’s board of directors. The declaration of any cash dividends, and the amount thereof, will depend on many factors, including Entercom’s financial condition, capital requirements, funds from operations, the dividend taxation level, Entercom’s stock price, future business prospects, and any other factors, as Entercom’s board of directors may deem relevant.

Limitation of Liability of Directors and Officers	To the fullest extent permitted by DGCL, the CBS Charter eliminates the liability of a director for monetary damages for breach of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to CBS or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived any improper personal benefit. As permitted by DGCL, the CBS Bylaws provide that (a) CBS is required to indemnify its directors and officers to the fullest extent permitted by Delaware Law, subject to limited exceptions, (b) CBS is required to advance expenses, as incurred, to its	The Entercom Articles allow for the elimination or limitation of the liability of directors to the fullest extent permitted by Pennsylvania law. The Entercom Bylaws further allow for the indemnification for all directors and officers of Entercom who are involved in any manner in any threatened, pending or completed proceeding by reason of the fact that such person is or was a director or officer of Entercom against any expenses and liability actually and in good faith paid by such person in connection with such proceeding.

STOCKHOLDER RIGHT	CBS	ENTERCOM
directors and officers in connection with a legal proceeding to the fullest extent permitted by DGCL, subject to limited exceptions and (c) the rights conferred in the CBS Bylaws are not exclusive.
Stockholders’ Rights of Dissent and Appraisal

Under DGCL, a stockholder of a Delaware corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. DGCL does not confer appraisal rights, however, if the corporation’s stock is either (a) listed on a national securities exchange, or (b) held of record by more than 2,000 holders.

Even if a corporation’s stock meets these requirements, DGCL still provides appraisal rights if stockholders of the corporation are required to accept for their stock in certain mergers or consolidations anything other than (a) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof, (b) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective time of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or fractional depository receipts described in the foregoing or (d) any combination of (a)-(c).

Under Pennsylvania law, a shareholder of a Pennsylvania corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. Pennsylvania law does not confer appraisal rights, however, if the corporation’s stock is either (a) listed on a national securities exchange, or (b) held of record by more than 2,000 holders.

Even if a corporation’s stock meets these requirements, Pennsylvania law still provides appraisal rights in the case of (a) shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series or (b) shares of any preferred or special class or series receiving special treatment under the articles, the plan or the terms of the transaction without requiring for the adoption of the plan by such preferred or special class or series.

Anti-Takeover	CBS is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers.	For a description of the various antitakeover effects under Pennsylvania law, please see the

STOCKHOLDER RIGHT	CBS	ENTERCOM

In general, the statute prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” (each as defined in the DGCL) for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination is approved by the corporation’s board of directors in a prescribed manner or the transaction in which the person became an interested stockholder is approved by the corporation’s board of directors and the corporation’s disinterested stockholders in a prescribed manner.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation’s voting stock.

These provisions may have the effect of delaying, deferring or preventing a change in control of CBS without further action by the stockholders.

section below entitled “—Certain Anti-Takeover Effects of Provisions of the Entercom Articles, the Entercom Bylaws and Pennsylvania Law.”

Certain Anti-Takeover Effects of Provisions of the Entercom Articles, the Entercom Bylaws and Pennsylvania Law

Provisions of the Entercom Articles and the Entercom Bylaws could make the acquisition of Entercom and the removal of incumbent directors more difficult. For a description of these provisions, see “Description of Entercom Capital Stock—Certain Anti-Takeover Effects of Provisions of the Entercom Articles and the Entercom Bylaws.”

In addition to those provisions of the Entercom Articles and Entercom Bylaws, Entercom is also subject to certain provisions of Pennsylvania law that may have the effect of delaying or preventing a change in control of Entercom, including the following:

•	The duties of the directors of Entercom under Pennsylvania law do not require them to regard the interests of any constituency of Entercom, including its shareholders, as a dominant or controlling interest or factor both in the context of ordinary business decisions and also in the context of a change in control.

•	Subchapter G of Chapter 25 of the Pennsylvania law provides that voting shares (“control shares”) of a publicly-traded corporation that upon acquisition of voting power by an acquiring person would result in a “control-share acquisition” shall not have any voting rights unless a resolution approved by a vote of shareholders restores voting power to the control shares in accordance with the procedures set forth in Subchapter G. A “control-share acquisition” occurs when a person acquires at least 20% of the voting power of the corporation (or 33.33% or 50% of such voting power if the previous threshold has already been attained).

Subchapter H of Chapter 25 of the Pennsylvania law provides that any profit realized by any person or group who is or was a controlling person or group with respect to a publicly-traded corporation from the disposition of any equity security of the registered corporation to any person shall belong to and be recoverable by the corporation if the profit is realized within 18 months after the person obtained controlling person status. A “controlling person or group” is any person or group who has acquired, offered to acquire or publicly disclosed or caused to be disclosed the intention of acquiring voting power over voting shares of the publicly-traded corporation that would entitle the holder thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Entercom, CBS and CBS Radio or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and ongoing relationships between Entercom, CBS and CBS Radio. See “Other Agreements and Other Related Party Transactions.”

LEGAL MATTERS

The validity of the shares of Radio Common Stock offered hereby with respect to the Transactions are being passed upon for CBS Radio by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax matters relating to the Internal Distributions, the Final Distribution and the Merger are being passed upon for CBS by Wachtell, Lipton, Rosen & Katz. The validity of the shares of Entercom Common Stock offered hereby with respect to the Transactions are being passed upon for Entercom by Drinker Biddle & Reath LLP. Certain U.S. federal income tax matters relating to the Merger are being passed upon for Entercom by Latham & Watkins LLP.

EXPERTS

The financial statements of CBS Radio Inc. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 included in this Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of CBS Corporation incorporated in this Registration Statement by reference to the CBS annual report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) of

Entercom Communications Corp. incorporated in this Registration Statement by reference to the Entercom annual report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

CBS Radio has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this Prospectus—Offer to Exchange forms a part, to register with the SEC the shares of Radio Common Stock to be delivered in the exchange offer to stockholders whose shares of CBS Class B Common Stock are accepted for exchange. CBS will also file a Tender Offer Statement on Schedule TO with the SEC with respect to the exchange offer. This Prospectus—Offer to Exchange constitutes CBS’s offer to exchange, in addition to being a prospectus of CBS Radio.

Entercom will file a proxy statement that relates to the Special Meeting of Entercom shareholders to, among other things, approve the issuance of shares of Entercom Class A Common Stock in the Merger. In addition, Entercom has filed a Registration Statement on Form S-4 to register the issuance of Entercom Class A Common Stock that will be issued in the Merger.

This document does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to CBS and CBS Radio, reference is made to the registration statement and its exhibits.

Statements contained in this document or in any document incorporated by reference into this document as to the contents of any contract or other document referred to within this document or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this Prospectus—Offer to Exchange regarding a contract or other document is qualified in all respects by such contract or other document.

The SEC allows certain information to be “incorporated by reference” into this Prospectus—Offer to Exchange. The information incorporated by reference is deemed to be part of this Prospectus—Offer to Exchange, except for any information superseded or modified by information contained directly in this document or in any document subsequently filed by CBS or Entercom that is also incorporated or deemed to be incorporated by reference. This Prospectus—Offer to Exchange incorporates by reference the documents set forth below that CBS or Entercom has filed with the SEC and any future filings by CBS or Entercom under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus—Offer to Exchange to the date that shares are accepted pursuant to the exchange offer (or the date that the exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which will not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about CBS, Entercom and their respective business and financial condition:

CBS:

•	CBS’s annual report on Form 10-K for the year ended December 31, 2016;

•	CBS’s quarterly report on Form 10-Q for the quarter ended June 30, 2017;

•	CBS’s Definitive Proxy Statement filed on April 7, 2017;

•	CBS’s current reports on Form 8-K filed with the SEC on February 2, 2017 (Item 8.01 disclosure), February 2, 2017 (Item 1.01 and Item 8.01 disclosures), May 24, 2017, July 3, 2017, July 10, 2017, July 24, 2017, July 28, 2017, August 9, 2017 and September 13, 2017; and

•	the description of the CBS Class B common stock contained in CBS’s Registration Statement on Form 8-A/A filed on November 23, 2005.

Entercom:

•	Entercom’s annual report on Form 10-K for the year ended December 31, 2016;

•	Entercom’s quarterly report on Form 10-Q for the quarter ended June 30, 2017;

•	Entercom’s Definitive Proxy Statement filed on March 17, 2017;

•	Entercom’s Definitive Proxy Statement filed on October 16, 2017;

•	Entercom’s current reports on Form 8-K filed with the SEC on February 3, 2017, February 28, 2017, March 22, 2017, April 20, 2017, May 16, 2017, July 10, 2017, July 24, 2017, August 7, 2017 and September 13, 2017; and

•	the description of Entercom’s common stock contained in Entercom’s registration statement on Form 8-A, declared effective by the SEC on September 15, 1998.

You may read and copy all or any portion of the registration statement filed by CBS Radio at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website, www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as CBS and Entercom, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about CBS at www.cbscorporation.com and about Entercom at www.entercom.com. Information available on www.cbscorporation.com and www.entercom.com is not incorporated herein by reference.

CBS’s documents incorporated by reference (other than exhibits or portions of exhibits not specifically incorporated by reference herein) are available without charge upon request to the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-866-741-9588 (toll-free for all stockholders in the United States) or +1-781-575-2137 (outside the United States). Entercom’s documents incorporated by reference (other than exhibits or portions of exhibits not specifically incorporated by reference herein) are available without charge upon request to Entercom’s proxy solicitation agent, D.F. King & Co., Inc., at 48 Wall Street, 22nd Floor, New York, NY 10005 or by calling 1-800-581-4729 (toll-free). In order to ensure timely delivery, any request should be submitted no later than November 6, 2017.

CBS, CBS Radio and Entercom have not authorized anyone to give any information or make any representation about the exchange offer that is different from, or in addition to, that contained in this Prospectus—Offer to Exchange or in any of the materials that are incorporated by reference into this Prospectus—Offer to Exchange. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained or incorporated by reference in this document speaks only as of the date of this document or the incorporated document unless the information specifically indicates that another date applies.

Indicative exchange ratios will be made available at www.cbscorpexchange.com by 4:30 p.m., New York City time, on each day during the exchange offer commencing on the third trading day of the exchange offer until the Valuation Dates, calculated as though that day were the expiration date of the exchange offer. The final exchange ratio will be available both by contacting the information agent at the toll-free number provided on the back cover of the prospectus, by press release issued by CBS and at www.cbscorpexchange.com, in each case by 11:59 p.m., New York City time, at the end of the second to last trading day prior to the expiration of the exchange offer. On the first two Valuation Dates, when the per share values of shares of CBS Class B Common

Stock and Entercom Class A Common Stock are calculated for the purposes of the exchange offer, the website will show the indicative exchange ratios based on indicative calculated per share values which will equal (i) on the first Valuation Date, the daily VWAP of CBS Class B Common Stock and the Entercom Class A Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of CBS Class B Common Stock and the Entercom Class A Common Stock for the first and second Valuation Dates. The website will not provide an indicative exchange ratio on the third Valuation Date. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of CBS Class B Common Stock tendered will be in effect) will be announced by press release and be available on the website by 11:59 p.m., New York City time, on the second trading day (currently expected to be November 14, 2017) immediately preceding the expiration date of the exchange offer (currently expected to be November 16, 2017). The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “CBS UN<Equity>AQR” with respect to CBS Class B Common Stock and “ETM UN<Equity>AQR” with respect to Radio Common Stock (or any other recognized quotation source selected by CBS in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs of CBS Class B Common Stock and Entercom Class A Common Stock obtained from Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or other security holders’ own calculations. CBS will determine the simple arithmetic average of the VWAPs of each stock based on prices provided by Bloomberg L.P., and such determination will be final.

CBS RADIO INC.

CBS RADIO INC.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited; in millions, except share and per share amounts)

	Six Months Ended June 30,
	2017	2016
Revenues	$555.6	$577.1

Costs and expenses:
Operating	193.9	189.0
Selling, general and administrative	251.7	237.5
Depreciation	12.5	13.2
Restructuring charges	7.5	—

Total costs and expenses	465.6	439.7

Operating income	90.0	137.4
Interest expense	(39.1)	—

Income before income taxes	50.9	137.4
Provision for income taxes (Note 8)	(20.4)	(54.9)

Net income	$30.5	$82.5

Net income per basic and diluted share	$435,714	$1,178,571

Weighted average number of basic and diluted common shares outstanding	70	70

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CBS RADIO INC.

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited; in millions, except share and per share amounts)

	At June 30, 2017	At December 31, 2016
Assets
Current Assets:
Cash	$8.6	$24.3
Receivables, less allowances of $8.1 (2017) and $6.9 (2016)	240.1	244.2
Prepaid income taxes (Note 5)	20.0	—
Prepaid expenses	25.2	22.3
Other current assets	24.8	13.8

Total current assets	318.7	304.6

Property and equipment, net	140.0	145.3
FCC licenses	2,545.4	2,545.4
Goodwill	1,331.8	1,331.8
Other assets	3.8	4.1

Total Assets	$4,339.7	$4,331.2

Liabilities and Stockholder’s Equity
Current Liabilities:
Accounts payable	$48.6	$34.0
Accrued expenses	30.2	37.2
Accrued compensation	18.8	20.7
Income taxes payable (Note 5)	—	20.5
Due to CBS (Note 5)	3.3	12.3
Other current liabilities	21.0	24.0
Current portion of long-term debt (Note 6)	10.6	10.6

Total current liabilities	132.5	159.3

Long-term debt (Note 6)	1,355.6	1,334.7
Deferred income tax liabilities, net (Note 8)	924.2	918.2
Other liabilities	62.2	58.6
Commitments and contingencies (Note 9)
Stockholder’s Equity:
Series 1 common stock, par value $.01 per share; 500 shares authorized; 20 shares issued
Series 2 common stock, par value $.01 per share; 500 shares authorized; 50 shares issued	—	—
Additional paid-in-capital	2,517.3	2,543.0
Accumulated deficit	(652.1)	(682.6)

Total Stockholder’s Equity	1,865.2	1,860.4

Total Liabilities and Stockholder’s Equity	$4,339.7	$4,331.2

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CBS RADIO INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited; in millions)

	Six Months Ended June 30,
	2017	2016
Operating Activities:
Net income	$30.5	$82.5
Adjustments to reconcile net income to net cash flow provided by operating activities:
Depreciation	12.5	13.2
Deferred income tax provision	6.0	6.2
Stock-based compensation expense	6.6	7.1
Change in assets and liabilities, net of investing and financing activities
Decrease in receivables	4.0	18.7
Increase in prepaid expenses and other current assets	(12.0)	(3.0)
Increase (decrease) in accounts payable and accrued expenses	2.6	(25.8)
(Decrease) increase in income taxes	(41.1)	.4
Other, net	1.8	.2

Net cash flow provided by operating activities	10.9	99.5

Investing Activities:
Capital expenditures	(11.6)	(10.0)
Proceeds from dispositions	—	8.0

Net cash flow used for investing activities	(11.6)	(2.0)

Financing Activities:
Proceeds from debt borrowings	24.5	—
Repayment of debt borrowings	(5.3)	—
Other financing activities	(1.9)	—
Net cash distribution to CBS	(32.3)	(94.8)

Net cash flow used for financing activities	(15.0)	(94.8)

Net (decrease) increase in cash	(15.7)	2.7
Cash at beginning of period	24.3	5.8

Cash at end of period	$8.6	$8.5

Supplemental disclosure of cash flow information:
Cash paid for income taxes (Note 8)	$55.5	$48.2
Cash paid for interest	$38.8	$—

Non-cash investing activity:
Accruals for unpaid property and equipment additions	$1.4	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited; tabular dollars in millions)

1)	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business—CBS Radio Inc. (together with its consolidated subsidiaries, “CBS Radio” or the “Company”) is an indirect wholly owned subsidiary of CBS Corporation (“CBS”). The Company is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. The Company manages its business through one segment, radio broadcasting.

On February 2, 2017, CBS entered into an agreement with Entercom Communications Corp. (“Entercom”) to combine the Company with Entercom in a merger (the “Merger”) to be effected through a Reverse Morris Trust transaction, which is expected to be tax-free to CBS and its stockholders (except with respect to any cash received in lieu of fractional shares). In connection with this transaction, CBS intends to split-off the Company through an exchange offer, in which CBS stockholders may elect to exchange shares of CBS Class B Common Stock for shares of CBS Radio, which will then be immediately converted into shares of Entercom common stock at the time of the Merger. This transaction is subject to approval by Entercom stockholders, certain regulatory approvals and other customary closing conditions. The transaction is expected to be completed during the fourth quarter of 2017.

Basis of Presentation—The accompanying consolidated financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities of CBS Radio. The consolidated financial statements include allocations of certain corporate expenses and transactions with CBS (See Note 5). In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying consolidated financial statements are reasonable. However, the consolidated financial statements herein do not necessarily reflect what the Company’s results of operations, financial position or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows. Other comprehensive income was minimal for all periods presented.

In the opinion of management, the accompanying unaudited financial statements reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows of the Company for the periods presented. These financial statements should be read in conjunction with the Company’s more detailed consolidated financial statements and notes thereto for the year ended December 31, 2016.

Stockholder’s equity—On September 30, 2016, CBS completed certain reorganization transactions resulting in all of the entities comprising CBS’s radio businesses being consolidated under CBS Radio Inc. These transactions were treated as a reorganization of entities under common control and as a result, all prior periods were adjusted to reflect the reorganization, including the 70 shares of CBS Radio common stock owned by CBS. For the six months ended June 30, 2017, the change in stockholder’s equity reflects net income of $30.5 million partially offset by a net distribution to CBS of $25.7 million.

Net income per common share—As a result of the reorganization transactions described above, the Company presents basic and diluted net income per share (“EPS”) for all periods presented. Basic and diluted EPS is based upon net income divided by the weighted average number of common shares outstanding during the period. The Company had 70 basic and diluted weighted average common shares outstanding for each of the six months ended June 30, 2017 and 2016.

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Goodwill—During the first quarter of 2017, as a result of softness in the radio marketplace, as well as a decline in the trading price of Entercom Class A Common Stock, the Company performed an interim goodwill impairment test. For purposes of the impairment analysis, the fair value of the Company’s reporting units were computed based upon the present value of future cash flows (“Discounted Cash Flow Method”). The fair value analysis also incorporated the trading values of comparable businesses (“Market Comparable Method”) and Entercom’s stock price, which is an indicator of the transaction value of the Merger with Entercom. As a result of this impairment test, the Company concluded that the fair value of each of its reporting units exceeded their respective book values and therefore, no impairment was required.

During the second quarter of 2017, the performance of the radio marketplace was similar to the first quarter of 2017 and the Company improved from the first quarter of 2017. As a result, management concluded that the fair value of the Company continues to exceed its carrying value. Management also considered the decline in the Entercom stock price during the second quarter and determined that, based on the foregoing factors as well as recent volatility in the Entercom stock price, it is not an indicator that the fair value of the Company is below its carrying value.

Subsequent Events—The financial statements of the Company are derived from the financial statements of CBS, which issued its financial statements for the quarterly period ended June 30, 2017 on August 7, 2017. Accordingly, management has evaluated transactions for consideration as subsequent events requiring recognition or disclosure in the interim financial statements through August 7, 2017. Additionally, management has evaluated transactions that have occurred through the date of issuance of these financial statements, August 24, 2017, for purposes of disclosure of unrecognized subsequent events.

Adoption of New Accounting Standards

Improvements to Employee Share-Based Payment Accounting

During the first quarter of 2017, the Company adopted Financial Accounting Standards Board (“FASB”) guidance which simplifies several aspects of the accounting for employee share-based payment transactions. Under this amended guidance, all excess tax benefits and tax deficiencies are recognized as income tax expense or benefit in the income statement in the period in which the awards vest or are exercised. In the statement of cash flows, excess tax benefits are classified with other income tax cash flows in operating activities. The amended guidance also gives the option to make a policy election to account for forfeitures as they occur. The Company, however, has elected to continue its existing practice of estimating forfeitures.

Simplifying the Accounting for Goodwill Impairment

During the first quarter of 2017, the Company early adopted amended FASB guidance which simplifies the accounting for goodwill impairment. This guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the amended guidance, a goodwill impairment charge is recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill.

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

Recent Pronouncements

Stock Compensation: Scope of Modification Accounting

In May 2017, the FASB issued amended guidance on the accounting for stock-based compensation which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under this guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award as equity or liability changes as a result of the change in the terms or conditions of a share-based payment award. This guidance, which is effective for interim and annual periods beginning after December 15, 2017, is not expected to have a material impact on the Company’s consolidated financial statements.

Clarifying the Definition of a Business

In January 2017, the FASB issued amended guidance on the accounting for business combinations which clarifies the definition of a business and assists entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. In addition, in order to be considered a business, an acquisition would have to include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The amended guidance also narrows the definition of outputs by more closely aligning it with how outputs are described in FASB guidance for revenue recognition. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.

Intra-Entity Transfers of Assets Other than Inventory

In October 2016, the FASB issued amended guidance on the accounting for income taxes, which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance, which is effective for interim and annual periods beginning after December 15, 2017, is not expected to have a material impact on the Company’s consolidated financial statements.

Statement of Cash Flows: Classification of Cash Receipts and Cash Payments

In August 2016, the FASB issued amended guidance which clarifies how certain cash receipts and cash payments should be presented and classified in the statement of cash flows. The new guidance is intended to reduce the existing diversity in practice in how certain transactions are classified in the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.

Leases

In February 2016, the FASB issued new guidance on the accounting for leases, which supersedes previous lease guidance. Under this guidance, for all leases with terms in excess of one year, including operating leases, the Company will be required to recognize on its balance sheet a lease liability and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance retains a distinction between finance leases and operating leases and the classification criteria is substantially similar to previous guidance. Additionally, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed. The Company is currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted.

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

Revenue from Contracts with Customers

In May 2014, the FASB issued guidance on the recognition of revenues which provides a single, comprehensive revenue recognition model for all contracts with customers and supersedes most existing revenue recognition guidance. The main principle under this guidance is that an entity should recognize revenue at the amount it expects to be entitled to in exchange for the transfer of goods or services to customers. The Company anticipates that it will apply the modified retrospective method of adoption. The Company has identified the predominant changes to its accounting policies and is in the process of quantifying the impact on its consolidated financial statements. This guidance is effective for the Company beginning in the first quarter of 2018.

3)	DISPOSITIONS

In March 2016, the Company completed the sale of KFWB(AM) in Los Angeles for $8.0 million. This station was previously assigned to a divestiture trust, to which CBS was a beneficiary, as a result of the FCC’s radio-television cross-ownership rule, which limits the common ownership of radio and television stations in the same market. This radio station sale brings the Company into compliance with this cross-ownership rule.

4)	RESTRUCTURING CHARGES

During the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015, in continued efforts to reduce its cost structure, the Company initiated restructuring activities, primarily for the reorganization of certain operations. During the six months ended June 30, 2017, the Company recorded restructuring charges of $7.5 million, reflecting $5.8 million of severance costs and $1.7 million of costs associated with exiting contractual obligations. During the year ended December 31, 2016, the Company recorded restructuring charges of $8.6 million, reflecting $5.2 million of severance costs and $3.4 million of costs associated with exiting contractual obligations. During the year ended December 31, 2015, the Company recorded restructuring charges of $36.5 million, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations. As of June 30, 2017, the cumulative settlements for the 2017, 2016 and 2015 restructuring charges were $38.6 million, of which $25.6 million was for the severance costs and $13.0 million related to costs associated with exiting contractual obligations.

2015 Charges	$36.5
2015 Settlements	(14.9)

Balance at December 31, 2015	21.6
2016 Charges	8.6
2016 Settlements	(17.6)

Balance at December 31, 2016	12.6
2017 Charges	7.5
2017 Settlements	(6.1)

Balance at June 30, 2017	$14.0

5)	RELATED PARTY TRANSACTIONS

CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including life and disability insurance, and certain postemployment benefits. Prior to January 1, 2017, CBS also provided CBS Radio’s employees with medical and

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

dental benefits and participation in a 401(k) savings plan. Charges for these services and benefits are reflected in the consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits provided by CBS have been included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $42.0 million and $43.0 million for the six months ended June 30, 2017 and 2016, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Consolidated Statements of Operations.

Effective January 1, 2017, CBS Radio employees began participating in employee plans maintained by CBS Radio, including medical and dental plans and a 401(k) savings plan, although certain employees continue to be entitled to benefits under certain CBS defined benefit pension and post-retirement health plans.

The Company historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flows the Company generated and CBS also provided the Company with sufficient daily liquidity to fund its ongoing cash needs. As a result, the Company has historically required minimal cash on hand. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in “Net cash distribution to CBS” on the Consolidated Statements of Cash Flows and “Stockholder’s equity” on the Consolidated Balance Sheets. On October 17, 2016, at the time of the Company’s debt borrowings (see Note 6), the Company’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. At June 30, 2017 and December 31, 2016, amounts due to CBS were $3.3 million and $12.3 million, respectively. In addition, beginning in the fourth quarter of 2016, the Company reimburses CBS for income tax payments made on the Company’s behalf, resulting in prepaid income taxes of $20.0 million as of June 30, 2017 and an income tax payable to CBS of $20.5 million as of December 31, 2016.

On March 31, 2017, CBS Radio paid to CBS a dividend of $30.0 million, representing CBS Radio’s excess cash on hand.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

The Company also generates revenues from sales to various subsidiaries and joint ventures of CBS. The Company’s total revenues from these transactions were $4.0 million and $3.1 million for the six months ended June 30, 2017 and 2016, respectively.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. The Company recognized revenues of $1.4 million and $2.3 million for the six months ended June 30, 2017 and 2016, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc.

The Company is involved in other transactions with related parties that have not been material in any of the periods presented.

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

6)	LONG-TERM DEBT

The following table sets forth the Company’s long-term debt.

	At June 30, 2017	At December 31, 2016
Term Loan due October 2023, net of discount	$949.9	$954.9
7.250% Senior Notes due November 2024	400.0	400.0
Revolving Credit Facility	34.5	10.0
Deferred financing costs	(18.2)	(19.6)

Total long-term debt, including current portion	$1,366.2	$1,345.3

The Company’s senior secured term loan (“Radio Term Loan”) bears interest at a per annum rate equal to 3.50% plus the greater of the London Interbank Offered Rate (“LIBOR”) and 1.00%. The interest rate on the Radio Term Loan was 4.72% at June 30, 2017. The Term Loan is part of CBS Radio’s credit agreement dated as of October 17, 2016, as amended as of March 3, 2017 (“Radio Credit Agreement”), which also includes a $250 million senior secured revolving credit facility (the “Radio Revolving Credit Facility”) which expires in 2021. Borrowing rates under the Radio Revolving Credit Facility are based on LIBOR or a base rate plus a margin based on the Company’s Consolidated Net Secured Leverage Ratio. The interest rate on the $34.5 million borrowing under the Radio Revolving Credit Facility was 5.33% per annum at June 30, 2017. The Consolidated Net Secured Leverage Ratio reflects the ratio of the Company’s consolidated secured debt (less up to $150 million of cash and cash equivalents) to its consolidated EBITDA (as defined in the credit agreement). The terms of the Radio Revolving Credit Facility require the Company to maintain a maximum Consolidated Net Secured Leverage Ratio of 4.00 to 1.00, with a temporary increase to 4.50 to 1.00 in connection with certain permitted acquisitions. At June 30, 2017, the Company’s Consolidated Net Secured Leverage Ratio was approximately 3.2x and the remaining availability under the Radio Revolving Credit Facility, net of outstanding letters of credit, was approximately $214 million.

In connection with the agreement between CBS and Entercom to combine the Company with Entercom in a merger, in February 2017, the Company entered into a commitment letter with the lenders named therein, pursuant to which the lenders committed to provide, subject to customary closing conditions, up to $500 million of senior secured term loans as an additional tranche of term loans under the Radio Credit Agreement (the “Radio Financing”), the proceeds of which may be used by Entercom upon or following consummation of the Merger to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Merger. The Company expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger and to apply the proceeds thereof as described in the preceding sentence in order to, among other things, simplify Entercom’s capital structure.

In connection with the Radio Financing for the Merger, on March 3, 2017, the Company entered into Amendment No. 1 to the Radio Credit Agreement, pursuant to which CBS Radio, the guarantors party thereto, the lenders and L/C issuers party thereto and JPMorgan Chase Bank, N.A., as administrative agent, amended the Radio Credit Agreement to, among other things, create a tranche of Term B-1 Loans in an aggregate principal amount not to exceed $500 million (the “Term B-1 Loans”). The Term B-1 Loans are expected to be funded on the closing date of the Merger, subject to customary conditions.

The Term B-1 Loans will be governed by the Radio Credit Agreement and will have terms substantially identical to the Radio Term Loan, except as described in this paragraph. The Term B-1 Loans will mature on the date that

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

is seven years after the closing date of the Merger. The Term B-1 Loans will require the Company to make quarterly principal payments at an annual rate of 1% of the initial principal amount of the Term B-1 Loans, beginning with the first full fiscal quarter ending after the closing of the Merger. If a prepayment of the Term B-1 Loans is made on or prior to the date that is six months following the closing date of the Merger as a result of certain refinancing or repricing transactions, the Company will be required to pay a fee equal to 1.00% of the principal amount of the obligation so refinanced or repriced. The Term B-1 Loans are expected to bear interest at a per annum rate equal to 2.75% plus LIBOR. Interest on the Term B-1 Loans will be payable at the end of each interest period, but in no event less frequently than quarterly.

At June 30, 2017 and December 31, 2016, the fair value of the Radio Term Loan and Senior Notes, which is estimated based on quoted market prices for similar liabilities (Level 2) and includes accrued interest, was $1.38 billion and $1.40 billion, respectively.

7)	STOCK-BASED COMPENSATION

Certain of the Company’s employees are granted awards of stock options and restricted stock units (“RSUs”) for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s employees.

The following table summarizes the Company’s stock-based compensation expense for the six months ended June 30, 2017 and 2016.

	Six Months Ended June 30,
	2017	2016
RSUs	$6.3	$6.6
Stock options	.3	.5

Stock-based compensation expense, before income taxes	6.6	7.1
Related tax benefit	(2.6)	(2.8)

Stock-based compensation expense, net of tax	$4.0	$4.3

During the six months ended June 30, 2017, CBS granted to certain employees of the Company 236,491 RSUs with a weighted average per unit grant-date fair value of $67.37. RSUs granted during the first six months of 2017 generally vest over a three- to four-year service period. Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant. For certain RSU awards the number of shares an employee earns ranges from 0% to 120% of the target award, based on the outcome of established performance conditions. Compensation expense is recorded based on the probable outcome of the performance conditions. During the six months ended June 30, 2017, CBS also granted to certain employees of the Company 61,712 stock options with a weighted average exercise price of $66.31. Stock options granted during the first six months of 2017 vest over a four-year service period and expire eight years from the date of grant. Compensation expense for stock options is determined based on the grant date fair value of the award calculated using the Black-Scholes options-pricing model.

Total unrecognized compensation cost related to non-vested RSUs at June 30, 2017 was $25.8 million, which is expected to be recognized over a weighted average period of 2.5 years. Total unrecognized compensation cost related to non-vested stock option awards at June 30, 2017 was $2.1 million, which is expected to be recognized over a weighted average period of 3.1 years.

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

8)	INCOME TAXES

The Company’s operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Consolidated Statements of Operations, net deferred tax liabilities included in the Consolidated Balance Sheets and income tax payments reflected in the Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the consolidated financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was $55.5 million for the six months ended June 30, 2017 and was assumed to be $48.2 million for the six months ended June 30, 2016. On October 17, 2016, at the time of the Company’s debt borrowings, the Company’s participation in CBS’s centralized cash management system ceased and as a result, beginning in the fourth quarter of 2016, the Company reimburses CBS for income tax payments made on behalf of the Company.

9)	COMMITMENTS AND CONTINGENCIES

Guarantees

The Company uses letters of credit and surety bonds, primarily as security against nonperformance in the normal course of business. The outstanding letters of credit and surety bonds approximated $6.3 million and $6.2 million at June 30, 2017 and December 31, 2016, respectively, and were not recorded on the Consolidated Balance Sheets.

Legal Matters

On an ongoing basis, the Company vigorously defends itself in numerous lawsuits and proceedings and responds to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against the Company without merit, is inherently uncertain and always difficult to predict. However, based on its understanding and evaluation of the relevant facts and circumstances, the Company believes that the litigation to which it is a party is not likely to have a material adverse effect on its results of operations, financial position or cash flows.

Various independent record companies that claim to own the rights to several hundred sound recordings created prior to February 15, 1972 (the “Pre-1972 Recordings”) have sued several radio broadcasters (including CBS Radio) for allegedly infringing their exclusive right of public performance in certain states. In August 2015, CBS Radio was named as a defendant in two separate putative class action lawsuits filed in the U.S. District Court for the Central District of California and the U.S. District Court for the Southern District of New York for common law copyright infringement as well as related state law claims. In May 2016, the California court dismissed the California case against CBS Radio. In June 2016, the plaintiff record companies appealed this judgment to the U.S. Court of Appeals for the Ninth Circuit. In March 2017, the New York federal court dismissed the New York case with prejudice. The California case seeks unspecified damages. An adverse decision in the California case could impede CBS Radio’s ability to broadcast or stream the Pre-1972 Recordings and/or increase its royalty payments. CBS Radio intends to vigorously defend itself in the California case.

In June 2016, a purported class action complaint was filed in the U.S. District Court for the Eastern District of Wisconsin against CBS Radio Inc. alleging violations of the Telephone Consumer Protection Act (“TCPA”). The

CBS RADIO INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited; tabular dollars in millions)

complaint alleges a putative nationwide class of persons who received nonemergency text messages on their cellphones on or after June 7, 2012 from or on behalf of CBS Radio via an automated telephone dialing system or an artificial or prerecorded voice without the persons’ prior express consent and seeks $500 for each text message that violates the TCPA, $1,500 for each text message that constitutes a knowing or willful violation of the TCPA and an injunction prohibiting future TCPA violations by CBS Radio. In September 2016, CBS Radio filed a motion to dismiss the case. In October 2016, the plaintiff filed an opposition to the motion to dismiss. In October 2016, CBS Radio filed a notice of constitutional challenge with the court and served it on the U.S. Attorney General (the “USAG”). In February 2017, the USAG filed a notice of intervention with the court and submitted a brief in support of the constitutionality of the TCPA. CBS Radio intends to vigorously defend itself in this case.

The Company is not yet able to determine what effect these lawsuits will have, if any, on its financial position, results of operations or cash flows.

Report of Independent Registered Public Accounting Firm

To the Stockholder of CBS Radio Inc.:

In our opinion, the consolidated financial statements listed in the Index to Consolidated Financial Statements on Page F-1 present fairly, in all material respects, the financial position of CBS Radio Inc. at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the Index to Consolidated Financial Statements presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these financial statements and financial statement schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial statements schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

April 12, 2017

CBS RADIO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except share and per share amounts)

	Year Ended December 31,
	2016	2015	2014
Revenues	$1,221.6	$1,230.6	$1,303.0

Costs and expenses:
Operating	397.7	421.6	408.1
Selling, general and administrative	497.4	501.4	509.2
Depreciation	26.1	28.5	30.8
Restructuring charges (Note 6)	8.6	36.5	7.0
Goodwill impairment charges (Note 5)	530.1	—	48.6
FCC licenses impairment charges (Note 5)	322.7	482.9	—

Total costs and expenses	1,782.6	1,470.9	1,003.7

Operating income (loss)	(561.0)	(240.3)	299.3
Interest expense	(16.8)	—	—

Income (loss) from continuing operations before income taxes	(577.8)	(240.3)	299.3
Benefit (provision) for income taxes (Note 10)	25.4	103.8	(122.8)

Net income (loss) from continuing operations	(552.4)	(136.5)	176.5
Net income from discontinued operations, net of tax (Note 3)	—	3.8	1.5

Net income (loss)	$(552.4)	$(132.7)	$178.0

Net income (loss) per basic and diluted share:
Net income (loss) from continuing operations	$(7,891,429)	$(1,950,000)	$2,521,429
Net income from discontinued operations	$—	$54,286	$21,429
Net income (loss)	$(7,891,429)	$(1,895,714)	$2,542,857
Weighted average number of basic and diluted common shares outstanding	70	70	70

The accompanying notes are an integral part of these consolidated financial statements.

CBS RADIO INC.

CONSOLIDATED BALANCE SHEETS

(in millions)

	At December 31,
	2016	2015
ASSETS
Current Assets:
Cash	$24.3	$5.8
Receivables, less allowances of $6.9 (2016) and $5.0 (2015)	244.2	275.0
Prepaid expenses	22.3	25.0
Other current assets	13.8	13.0

Total current assets	304.6	318.8

Property and equipment, net (Note 4)	145.3	151.9
FCC licenses (Note 5)	2,545.4	2,868.1
Goodwill (Note 5)	1,331.8	1,861.9
Other assets	4.1	7.5
Assets held for sale (Note 3)	—	8.3

Total Assets	$4,331.2	$5,216.5

LIABILITIES AND STOCKHOLDER’S EQUITY/INVESTED EQUITY
Current Liabilities:
Accounts payable	$34.0	$32.2
Accrued expenses	37.2	27.7
Accrued compensation	20.7	10.4
Accrued restructuring (Note 6)	8.4	20.3
Due to CBS (Note 7)	32.8	—
Other current liabilities	15.6	15.3
Current portion of long-term debt (Note 8)	10.6	—

Total current liabilities	159.3	105.9

Long-term debt (Note 8)	1,334.7	—
Deferred income tax liabilities, net (Note 10)	918.2	1,056.8
Other liabilities	58.6	59.7
Commitments and contingencies (Note 11)
Stockholder’s equity/Invested equity:
Series 1 common stock, par value $.01 per share; 500 shares authorized; 20 shares issued Series 2 common stock, par value $.01 per share; 500 shares authorized; 50 shares issued	—	—
Additional paid-in-capital	2,543.0	—
Accumulated deficit	(682.6)	—
Invested equity	—	3,994.1

Total Stockholder’s equity/Invested equity	1,860.4	3,994.1

Total Liabilities and Stockholder’s Equity/Invested Equity	$4,331.2	$5,216.5

The accompanying notes are an integral part of these consolidated financial statements.

CBS RADIO INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY/INVESTED EQUITY

(in millions, except per share amounts)

	Shares of Common Stock	Common Stock ($0.01 per share par value)	Additional Paid-In Capital	Accumulated Deficit	Invested Capital	Total Stockholder’s Equity/ Invested Equity
Balance as of December 31, 2013	—	$—	$—	$—	$4,392.0	$4,392.0
Net income	—	—	—	—	178.0	178.0
Net distribution to CBS	—	—	—	—	(209.8)	(209.8)

Balance as of December 31, 2014	—	—	—	—	4,360.2	4,360.2
Net loss	—	—	—	—	(132.7)	(132.7)
Net distribution to CBS	—	—	—	—	(182.3)	(182.3)
Transfer of entities to CBS	—	—	—	—	(51.1)	(51.1)

Balance as of December 31, 2015	—	—	—	—	3,994.1	3,994.1
Net income (loss)	—	—	—	(682.6)	130.2	(552.4)
Net contribution from (distribution to) CBS	—	—	12.4	—	(167.8)	(155.4)
Conversion to stockholder’s equity	70	—	3,956.5	—	(3,956.5)	—
Distribution of debt proceeds to CBS	—	—	(1,425.9)	—	—	(1,425.9)

Balance as of December 31, 2016	70	$—	$2,543.0	$(682.6)	$—	$1,860.4

The accompanying notes are an integral part of these consolidated financial statements.

CBS RADIO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,
	2016	2015	2014
Operating Activities:
Net income (loss)	$(552.4)	$(132.7)	$178.0
Less: Net income from discontinued operations	—	3.8	1.5

Net income (loss) from continuing operations	(552.4)	(136.5)	176.5
Adjustments to reconcile net income (loss) from continuing operations to net cash flow provided by operating activities from continuing operations:
Depreciation	26.1	28.5	30.8
Impairment charges	852.8	482.9	48.6
Deferred income tax (benefit) provision	(127.2)	(177.8)	21.3
Stock-based compensation expense	12.2	17.1	16.6
Change in assets and liabilities, net of investing and financing activities
Decrease (increase) in receivables	30.8	(4.4)	(5.8)
Decrease (increase) in prepaid expenses and other current assets	1.9	(4.4)	(4.7)
Increase in accounts payable and accrued expenses	18.9	8.9	2.2
Increase (decrease) in income taxes	21.2	—	(7.6)
Other, net	(1.8)	(1.5)	(1.0)

Net cash flow provided by operating activities from continuing operations	282.5	212.8	276.9

Net cash flow provided by operating activities from discontinued operations	—	7.6	4.2

Net cash flow provided by operating activities	282.5	220.4	281.1

Investing Activities:
Capital expenditures	(17.0)	(21.5)	(26.7)
Acquisitions	—	(2.5)	(25.4)
Proceeds from dispositions	8.0	2.6	3.1
Proceeds from sale of investment	3.8	—	—

Net cash flow used for investing activities from continuing operations	(5.2)	(21.4)	(49.0)

Net cash flow used for investing activities from discontinued operations	—	(.2)	(.3)

Net cash flow used for investing activities	(5.2)	(21.6)	(49.3)

Financing Activities:
Proceeds from debt borrowings	1,451.9	—	—
Distribution of net debt proceeds to CBS	(1,425.9)	—	—
Repayment of debt borrowings	(110.0)	—	—
Net cash distribution to CBS	(174.8)	(199.0)	(230.0)

Net cash flow used for financing activities	(258.8)	(199.0)	(230.0)

Net increase (decrease) in cash	18.5	(.2)	1.8
Cash at beginning of year	5.8	6.0	4.2

Cash at end of year	$24.3	$5.8	$6.0

Supplemental disclosure of cash flow information:
Cash paid for income taxes from continuing operations (Note 10)	$80.6	$74.0	$109.1
Cash paid for interest	$8.2	$—	$—
Noncash investing and financing activity:
Radio station swap (Note 3)	$—	$—	$262.0

The accompanying notes are an integral part of these consolidated financial statements.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular dollars in millions, except per share amounts)

Note 1.	Description of Business and Basis of Presentation

Description of Business—CBS Radio Inc. (together with its consolidated subsidiaries, “CBS Radio” or the “Company”) is an indirect wholly owned subsidiary of CBS Corporation (“CBS”). The Company is a large-market focused, multi-platform national media company with a local footprint of 117 radio stations and digital properties in 26 radio markets, including all of the top 10 radio markets and 19 of the top 25 radio markets. The Company manages its business through one segment, radio broadcasting.

On February 2, 2017, CBS entered into an agreement with Entercom Communications Corp. to combine the Company with Entercom in a merger (the “Merger”) to be effected through a Reverse Morris Trust transaction, which is expected to be tax-free to CBS and its stockholders (except with respect to any cash received in lieu of fractional shares). In connection with this transaction, CBS intends to split-off the Company through an exchange offer, in which CBS stockholders may elect to exchange shares of CBS Class B Common Stock for shares of CBS Radio, which will then be immediately converted into shares of Entercom common stock at the time of the Merger. This transaction is subject to approval by Entercom stockholders, certain regulatory approvals and other customary closing conditions. CBS expects to complete the transaction during the second half of 2017.

Basis of Presentation—The accompanying consolidated financial statements are presented on a “carve-out” basis from CBS’s consolidated financial statements based on the historical results of operations, cash flows, assets and liabilities of CBS Radio. The consolidated financial statements include allocations of certain corporate expenses and transactions with CBS (See Note 7). In addition, the Company’s income tax provision and related tax accounts are presented as if these amounts were calculated on a separate tax return basis. Management believes that the assumptions and estimates used in preparation of the underlying consolidated financial statements are reasonable. However, the consolidated financial statements herein do not necessarily reflect what the Company’s results of operations, financial position or cash flows would have been if the Company had been a stand-alone company during the periods presented. As a result, historical financial information is not necessarily indicative of the Company’s future results of operations, financial position or cash flows. Other comprehensive income was minimal for all periods presented.

Assets held for sale—In March 2016, the Company completed the sale of KFWB(AM) in Los Angeles for $8.0 million, for which an agreement was reached during 2015. As a result, the assets associated with this radio station, which primarily consist of a Federal Communications Commission (“FCC”) license, have been classified as held for sale on the Company’s Consolidated Balance Sheet at December 31, 2015.

Discontinued operations—CBS Radio Inc.’s legal entity structure historically included ownership of several entities that were not part of the Company’s radio operations. In preparation for the separation of its radio business, CBS completed several reorganization transactions during 2015 which resulted in all of the Company’s non-radio businesses being distributed to another wholly owned subsidiary of CBS. These non-radio businesses have been presented as discontinued operations in these consolidated financial statements (See Note 3).

Stockholder’s equity/invested equity—On September 30, 2016, CBS completed certain reorganization transactions resulting in all of the entities comprising CBS’s radio businesses being consolidated under CBS Radio Inc. These transactions were treated as a reorganization of entities under common control and as a result, all prior periods were adjusted to reflect the reorganization, including the 70 shares of CBS Radio common stock owned by CBS.

Net income (loss) per common share—As a result of the reorganization transactions described above, the Company presents basic and diluted net income (loss) per share (“EPS”) for all periods presented. Basic and

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

diluted EPS is based upon net income (loss) divided by the weighted average number of common shares outstanding during the period. The Company had 70 basic and diluted weighted average common shares outstanding for each of the years ended December 31, 2016, 2015 and 2014.

Note 2.	Summary of Significant Accounting Policies

Use of Estimates—The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash—The Company historically had minimal cash on hand because it participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. Intercompany transfers and funding between the Company and CBS were classified as financing activities in the Consolidated Statements of Cash Flows. On October 17, 2016, at the time of the Company’s debt borrowings (See Note 8), the Company’s participation in CBS’s centralized cash management system ceased.

Receivables—Receivables consist primarily of trade receivables from customers, net of advertising agency commissions, and are stated net of an allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on historical bad debt experience, the aging of accounts receivable, industry trends and economic indicators, as well as recent payment history for specific customers. Credit evaluations are performed on the Company’s customers and in the opinion of management, credit risk is limited due to the large number of customers.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Buildings and building improvements	10 to 40 years
Broadcasting equipment	3 to 12 years
Furniture, equipment and other	3 to 10 years
Leasehold improvements	Over the shorter of the lease term or estimated useful life of asset, up to a maximum of 10 years

Maintenance and repair costs that maintain property and equipment in their original operating condition are charged to expense as incurred. Improvements or additions that extend the useful life of the assets are capitalized.

Impairment of Long-Lived Assets—The Company assesses long-lived assets for impairment whenever there is an indication that the carrying amount of the asset may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted cash flows expected to be generated by these assets, which is the estimated fair value, to their net carrying value. The amount of impairment loss, if any, will generally be measured by the difference between the net carrying value and the estimated fair value of the asset.

Investments—At December 31, 2016 and 2015, the Company had investments of $.8 million and $2.8 million, respectively, which are included in “Other assets” on the Consolidated Balance Sheets. The Company evaluates

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

its investments for impairment loss by comparing the estimated fair value of the investment to the balance sheet carrying amount, and considers other factors, as appropriate, when determining whether an other-than-temporary decline in fair value has occurred.

Goodwill and Intangible Assets—Goodwill and intangible assets with indefinite lives, which consist of FCC broadcasting licenses, are not amortized but are tested for impairment on an annual basis and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value below its carrying value (See Note 5).

The Company’s radio stations operate under renewable broadcasting licenses that are generally granted by the FCC for a term of eight years. A station may continue to operate beyond the expiration date of its license if a timely filed license application is pending. Petitions to deny license renewals can be filed by interested parties, including members of the public. The FCC is required to renew a broadcast station license if it finds that the station has served the public interest, convenience and necessity. Historically, FCC licenses have been renewed, and accordingly, management considers these licenses to have indefinite lives.

Revenue Recognition—The Company’s primary source of revenue is the sale of advertising to local and national advertisers across multiple platforms, including traditional radio and on its local websites. Advertising revenue is recognized in the period during which the advertising is broadcast or displayed. Advertising revenues are reported net of agency commissions, which are calculated based on a stated percentage applied to gross billing revenue. Agency commissions were $132.7 million, $128.9 million and $139.8 million for the years ended December 31, 2016, 2015 and 2014, respectively. Other revenues, including from events, are recognized when the related service is provided and syndication revenue is recognized when the program is made available.

Revenues derived from a single sales contract that contains multiple products and services are allocated based on the relative fair value of each delivered item and recognized in accordance with the applicable revenue recognition criteria for the specific unit of accounting.

Barter Transactions—The Company provides advertising time in exchange for certain goods and services. The value of such exchanges is initially reported as an asset and liability on the balance sheet, and reported in revenues when the advertising spot is broadcast and in operating or selling, general and administrative expenses when the goods or services are utilized. These transactions are recorded at the estimated fair value of the advertising time exchanged, or if more readily determinable, the fair value of the goods or services received. Barter revenue was $23.9 million, $23.8 million and $27.4 million and barter expense was $25.3 million, $24.6 million and $24.7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Collaborative Arrangements—The Company operates market-focused local websites with CBS’s television stations (“CBS TV Stations”), which combine local radio and television content within markets where both CBS Radio and CBS TV Stations operate. In connection with this arrangement, advertisements displayed on these websites are sold by both employees of CBS Radio and those of CBS TV Stations. CBS Radio recognizes revenues for advertising sales earned by its employees. Costs associated with the operation and maintenance of these websites are allocated to CBS Radio and CBS TV Stations in proportion to their respective revenues earned. At the time of the Merger, CBS and Entercom are expected to enter into an agreement to govern this arrangement, which is expected to continue after the Merger.

Advertising—Advertising costs are expensed as incurred and totaled $43.3 million, $37.2 million and $39.6 million for the years ended December 31, 2016, 2015 and 2014, respectively.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Interest—Costs associated with the issuance of debt, as well as debt discounts, are recorded as interest over the term of its related debt.

Income Taxes—Deferred income tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the financial statement carrying amounts and their respective tax bases. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized. For tax positions taken in a previously filed tax return or expected to be taken in a future tax return, the Company evaluates each position to determine whether it is more likely than not that the tax position will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is subject to a measurement assessment to determine the amount of benefit to recognize in the Consolidated Statement of Operations and the appropriate reserve to establish, if any. If a tax position does not meet the more-likely-than-not recognition threshold a tax reserve is established and no benefit is recognized. A number of years may elapse before a tax return containing tax matters for which a reserve has been established is audited and finally resolved.

The Company’s income tax accounts as presented herein are calculated on a separate tax return basis, even though the Company’s operating results are included in the consolidated federal, and certain state and local income tax returns of CBS. CBS manages its tax position for the benefit of the entire portfolio of its businesses and, as such, the assumptions, methodologies and calculations made for purposes of determining the Company’s tax provision, taxes paid and related tax accounts in the consolidated financial statements herein may differ from those made by CBS and, in addition, are not necessarily reflective of the tax strategies that the Company would have followed as a separate stand-alone company.

Stock-based Compensation—CBS provides equity incentive plans under which stock options and restricted stock units (“RSUs”) were issued to certain employees of the Company. The cost of such equity instruments are measured based on the grant-date fair value of the award. The cost is recognized over the vesting period during which an employee is required to provide service in exchange for the award (See Note 9).

Subsequent Events—The financial statements of the Company are derived from the financial statements of CBS, which issued its annual financial statements on February 17, 2017. Accordingly, management has evaluated transactions for consideration as subsequent events requiring recognition or disclosure in the annual financial statements through February 17, 2017. Additionally, management has evaluated transactions that have occurred through the date of issuance of these financial statements, April 12, 2017, for purposes of disclosure of unrecognized subsequent events.

Adoption of New Accounting Standards

Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern

During the fourth quarter of 2016, the Company adopted Financial Accounting Standards Board (“FASB”) guidance which requires management to evaluate, for each interim and annual reporting period, whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued. If management identifies conditions or events that raise substantial doubt, disclosures are required in the financial statements, including any plans that will alleviate the substantial doubt about the entity’s ability to continue as a going concern. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Simplifying the Accounting for Measurement Period Adjustments

During the first quarter of 2016, the Company adopted amended FASB guidance which eliminates the requirement to retrospectively account for adjustments to provisional amounts recognized in a business combination when new information is obtained during the measurement period about facts and circumstances that existed as of the acquisition date. Under the amended guidance, the acquiror will be required to recognize such adjustments in the reporting period in which the adjustment amounts are identified. Such adjustments also include the effect on earnings from any changes in depreciation, amortization, or other income effects resulting from the change to provisional amounts, as if the change occurred at the acquisition date. The amendments also require disclosure or separate presentation on the face of the statement of operations of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

During the first quarter of 2016, the Company adopted amended FASB guidance which eliminates the concept of extraordinary items. This guidance removes the requirement to assess whether an event or transaction is both unusual in nature and infrequent in occurrence and to separately present any such items on the statement of operations after income from continuing operations. Rather, such items will either be presented as a separate component of income from continuing operations or disclosed in the notes to the financial statements. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period

During the first quarter of 2016, the Company adopted FASB guidance on the accounting for stock-based compensation when the terms of an award provide that a performance target that affects vesting could be achieved after the requisite service period. Under this guidance, such performance target should not be reflected in estimating the grant-date fair value of the award. The Company should begin recognizing compensation cost in the period in which it becomes probable that the performance target will be achieved, for the cumulative amount of compensation cost attributable to the period(s) for which the requisite service has already been rendered. The adoption of this guidance did not have an effect on the Company’s consolidated financial statements.

Recent Pronouncements

Simplifying the Accounting for Goodwill Impairment

In January 2017, the FASB issued amended guidance to simplify the accounting for goodwill impairment. This guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Under the amended guidance, a goodwill impairment charge will now be recognized for the amount by which the carrying value of a reporting unit exceeds its fair value, not to exceed the carrying amount of goodwill. This guidance is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted for any impairment tests performed after January 1, 2017.

Clarifying the Definition of a Business

In January 2017, the FASB issued amended guidance on the accounting for business combinations which clarifies the definition of a business and assists entities with evaluating whether transactions should be accounted

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

for as acquisitions (or disposals) of assets or businesses. Under this guidance, when substantially all of the fair value of gross assets acquired is concentrated in a single asset (or group of similar assets), the assets acquired would not represent a business. In addition, in order to be considered a business, an acquisition would have to include at a minimum an input and a substantive process that together significantly contribute to the ability to create an output. The amended guidance also narrows the definition of outputs by more closely aligning it with how outputs are described in FASB guidance for revenue recognition. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.

Intra-Entity Transfers of Assets Other than Inventory

In October 2016, the FASB issued amended guidance on the accounting for income taxes, which eliminates the exception in existing guidance which defers the recognition of the tax effects of intra-entity asset transfers other than inventory until the transferred asset is sold to a third party. Rather, the amended guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted as of the beginning of an annual reporting period. The Company is currently assessing the impact of this guidance on its consolidated financial statements.

Statement of Cash Flows: Classification of Cash Receipts and Cash Payments

In August 2016, the FASB issued amended guidance which clarifies how certain cash receipts and cash payments should be presented and classified in the statement of cash flows. The new guidance is intended to reduce the existing diversity in practice in how certain transactions are classified in the statement of cash flows. This guidance is effective for interim and annual periods beginning after December 15, 2017, with early adoption permitted.

Improvements to Employee Share-Based Payment Accounting

In March 2016, the FASB issued amended guidance which simplifies several aspects of the accounting for employee share-based payment transactions. Under this amended guidance, all excess tax benefits and tax deficiencies will be recognized as income tax expense or benefit in the income statement in the period in which the awards vest or are exercised. In the statement of cash flows, excess tax benefits will be classified with other income tax cash flows in operating activities. The amended guidance also gives the option to make a policy election to account for forfeitures as they occur and increases the threshold for awards that are partially settled in cash to qualify for equity classification. The Company expects that the adoption of this guidance will introduce volatility into its income tax provision. This guidance is effective for interim and annual reporting periods beginning after December 15, 2016.

Leases

In February 2016, the FASB issued new guidance on the accounting for leases, which supersedes previous lease guidance. Under this guidance, for all leases with terms in excess of one year, including operating leases, the Company will be required to recognize on its balance sheet a lease liability and a right-of-use asset representing its right to use the underlying asset for the lease term. The new guidance retains a distinction between finance leases and operating leases and the classification criteria is substantially similar to previous guidance. Additionally, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed. The Company is currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2018, with early adoption permitted.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Revenue from Contracts with Customers

In May 2014, the FASB issued guidance on the recognition of revenues which provides a single, comprehensive revenue recognition model for all contracts with customers and supersedes most existing revenue recognition guidance. The main principle under this guidance is that an entity should recognize revenue at the amount it expects to be entitled to in exchange for the transfer of goods or services to customers. The Company is currently evaluating the impact of this guidance, which is effective for interim and annual reporting periods beginning after December 15, 2017, with early adoption permitted for interim and annual reporting periods beginning after December 15, 2016.

Note 3.	Acquisitions and Dispositions

CBS Radio Inc.’s legal entity structure historically included ownership of several entities that were not part of the Company’s radio operations. In preparation for the separation of its radio business, CBS completed several reorganization transactions during 2015 which resulted in all of the Company’s non-radio businesses being distributed to another wholly owned subsidiary of CBS. These non-radio businesses have been presented as discontinued operations in these consolidated financial statements.

The following table sets forth details of net income from discontinued operations for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015	2014
Revenues	$28.1	$33.0
Costs and expenses	(21.2)	(29.8)

Operating income	6.9	3.2
Provision for income taxes	(3.1)	(1.7)

Net income from discontinued operations, net of tax	$3.8	$1.5

In March 2016, the Company completed the sale of KFWB(AM) in Los Angeles for $8.0 million. This station was previously assigned to a divestiture trust, to which CBS was a beneficiary, as a result of the FCC’s radio-television cross-ownership rule, which limits the common ownership of radio and television stations in the same market. This radio station sale brings the Company into compliance with this cross-ownership rule. The assets associated with this station, which primarily consist of an FCC license, have been classified as held for sale on the Company’s Consolidated Balance Sheet at December 31, 2015. During 2015, the Company recorded an impairment charge of $39.6 million to reduce the carrying value of the FCC license attributable to this radio station to its fair value. The fair value reflects the transaction price, which is categorized as a Level 2 input according to the three-level fair value hierarchy established by the FASB, which prioritizes the inputs used in measuring fair value.

In December 2014, in connection with its focus on its major market presence, the Company completed a radio station swap with Beasley Broadcast Group, Inc. through which the Company exchanged 13 of its radio stations in Tampa and Charlotte as well as one radio station in Philadelphia, for two radio stations in Philadelphia and three radio stations in Miami. In connection with the radio station swap, the Company recorded a pretax noncash impairment charge of $48.6 million to reduce the carrying value of the goodwill allocated to the disposed stations to its fair value. The inputs used to determine the fair value are categorized as Level 3 inputs. The fair value of the transaction of approximately $262 million was determined based on a valuation of comparable assets in the

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

same geographic markets. The purchase price was allocated based on the fair value of the assets acquired, primarily reflecting goodwill of $89.5 million, of which $7.2 million is deductible for tax purposes, and FCC licenses of $164.2 million.

In July 2014, to complement its digital offerings, the Company acquired Eventful, Inc., a leading digital media company in the events discovery, communication and personalization business. The purchase price of $28.3 million was allocated based on the fair value of the assets acquired, which primarily includes goodwill of $20.2 million and deferred tax assets of $7.0 million. None of the goodwill recognized is expected to be deductible for tax purposes.

These acquisitions did not have a material impact on the Company’s consolidated financial statements for any of the years presented.

Note 4.	Property and Equipment

	At December 31,
	2016	2015
Land	$46.1	$45.8
Buildings	41.1	40.3
Broadcasting equipment	120.0	115.6
Furniture, equipment and other	74.9	74.9
Leasehold improvements	71.9	72.2
Construction in progress	18.2	13.0

	372.2	361.8
Less accumulated depreciation	(226.9)	(209.9)

Property and equipment, net	$145.3	$151.9

Depreciation expense was $26.1 million in 2016, $28.5 million in 2015 and $30.8 million in 2014. At December 31, 2016, 2015 and 2014 the Company had accruals for unpaid property and equipment additions of $5.9 million, $3.2 million and $10.2 million, respectively.

Note 5.	Goodwill and FCC Licenses

The Company performs a fair-value based impairment test of goodwill and FCC licenses annually during the fourth quarter and also between annual tests if an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit or the aggregate fair value of FCC licenses in a radio market below their respective carrying value. Goodwill is tested for impairment at the reporting unit level, which for the Company is one level below its operating segment. FCC licenses are tested for impairment at the geographic market level. The Company considers each geographic market, which is comprised of all of the Company’s radio stations within that geographic market, to be a single unit of accounting because the FCC licenses at this level represent their highest and best use.

FCC Licenses

For 2016, the Company performed a quantitative impairment test of FCC licenses in all of its markets. This impairment test compares the estimated fair value of the FCC licenses by geographic market with their respective

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

carrying values. The estimated fair value of each FCC license is computed using the Greenfield Discounted Cash Flow Method (“Greenfield Method”), which attempts to isolate the income that is attributable to the license alone. The Greenfield Method is based upon modeling a hypothetical start-up station and building it up to a normalized operation that, by design, lacks inherent goodwill and whose other assets have essentially been added as part of the build-up process. The Greenfield Method adds the present value of the estimated annual cash flows of the start-up station over a projection period to the residual value at the end of the projection period. The annual cash flows over the projection period include assumptions for overall advertising revenues in the relevant geographic market, the start-up station’s operating costs and capital expenditures, and a three-year build-up period for the start-up station to reach a normalized state of operations, which reflects the point at which it achieves an average market share. The overall market advertising revenue in the subject market is estimated based on recent industry projections. Operating costs and capital expenditures are estimated based on both industry and internal data. The residual value is calculated using a perpetual nominal growth rate, which is based on projected long-range inflation in the U.S. and long-term industry projections and for 2016 was 1.0% for each radio station. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities and for 2016 was 8.50% for each radio station.

For 2016, the Company concluded that the estimated fair values of the FCC licenses in 23 radio markets were lower than their respective carrying values. Accordingly, the Company recognized a pretax noncash impairment charge of $322.7 million related to FCC licenses in these markets. For the remaining two radio markets, the Company concluded that the estimated fair values of FCC licenses in each market exceeded their respective carrying values and therefore no impairment charge was necessary.

For 2015, the Company recognized a pretax noncash impairment charge of $482.9 million to reduce the carrying value of FCC licenses in 18 markets to their fair value. The charge included $39.6 million to reduce the book value of KFWB(AM) in Los Angeles to its fair value. KFWB(AM) was classified as held for sale at December 31, 2015 (See Note 3).

Goodwill

For 2016, the Company performed a quantitative goodwill impairment test for each of its three reporting units. The first step of the goodwill impairment test examines whether the carrying value of a reporting unit exceeds its fair value. If the carrying value exceeds the fair value, the second step of the test compares the implied fair value of a reporting unit’s goodwill with the carrying value of its goodwill to determine the amount of impairment charge, if any. The estimated fair value of each reporting unit is computed based upon the present value of future cash flows (“Discounted Cash Flow Method”), which is compared to the traded values of comparable businesses (“Market Comparable Method”). The Discounted Cash Flow Method and Market Comparable Method resulted in similar estimated fair values. The Discounted Cash Flow Method includes the Company’s assumptions for growth rates, operating margins and capital expenditures for the projection period plus the residual value of the business at the end of the projection period. The estimated growth rates, operating margins and capital expenditures for the projection period are based on the Company’s internal forecasts of future performance as well as historical trends. The residual value is estimated based on a perpetual nominal growth rate, which is based on projected long-range inflation and long-term industry projections, and for 2016 was 1.5% for each of the Company’s reporting units. The discount rate is determined based on the average of the weighted average cost of capital of comparable entities and for 2016 was 8.75% for each of the Company’s reporting units. The Company concluded that the estimated fair value of each of the three reporting units was below their respective carrying values, after the above-mentioned FCC licenses impairment charge, and as a result the Company performed the second step of the goodwill impairment test for each reporting unit. Under step two of the

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

goodwill impairment test, the Company performed a hypothetical purchase price allocation for each reporting unit to determine the implied fair value of goodwill, which was then compared to the carrying amount of goodwill. For 2016, the Company recorded a pretax noncash impairment charge of $530.1 million.

The impairments were the result of an increase in the discount rate caused by a change in the risk profile of CBS Radio, as it is expected to participate in a market transaction imminently. The 2016 discount rate included a higher small company stock premium than the rate used in 2015 reflecting the weighted average cost of capital profile of CBS Radio as a standalone entity, whereas the discount rate for 2015 was based on the weighted average cost of capital profile of CBS. The impairments were also caused by declines in the radio market resulting in lower cash flow projections, as well as management’s expectation of the transaction value of the Merger with Entercom. This estimated transaction value was derived by multiplying the historical trading multiples of Entercom and other similar companies by the total estimated earnings of the combined company.

Entercom’s stock price is one indicator in management’s assessment of the fair value of CBS Radio. A decline in Entercom’s stock price could indicate that the fair value of CBS Radio is lower than its carrying value and could result in an impairment in a future period.

For the year ended December 31, 2016, the change in the book value of goodwill was as follows:

	Balance at December 31, 2015	Impairment	Balance at December 31, 2016
Goodwill	$15,788.8	$—	$15,788.8
Accumulated impairment losses	(13,926.9)	(530.1)	(14,457.0)

Goodwill, net of impairment	$1,861.9	$(530.1)	$1,331.8

There were no changes in the book value of goodwill for the year ended December 31, 2015.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Note 6.	Restructuring Charges

During 2016, 2015 and 2014, in continued efforts to reduce its cost structure, the Company initiated restructuring activities, primarily for the reorganization of certain operations. During the year ended December 31, 2016, the Company recorded restructuring charges of $8.6 million, reflecting $5.2 million of severance costs and $3.4 million of costs associated with exiting contractual obligations. During the year ended December 31, 2015, the Company recorded restructuring charges of $36.5 million, reflecting $24.7 million of severance costs and $11.8 million of costs associated with exiting contractual obligations. During the year ended December 31, 2014, the Company recorded restructuring charges of $7.0 million, reflecting $5.9 million of severance costs and $1.1 million of costs associated with exiting contractual obligations. As of December 31, 2016, the cumulative settlements for the 2016, 2015 and 2014 restructuring charges were $38.0 million, of which $28.8 million was for the severance costs and $9.2 million related to costs associated with exiting contractual obligations. The Company expects to substantially utilize its restructuring reserves by the end of 2018.

2014 Charges	$7.0
2014 Settlements	(2.8)

Balance at December 31, 2014	4.2
2015 Charges	36.5
2015 Settlements	(16.8)

Balance at December 31, 2015	23.9
2016 Charges	8.6
2016 Settlements	(18.4)

Balance at December 31, 2016	$14.1

Note 7.	Related Party Transactions

CBS provides the Company with certain services, such as insurance and support for technology systems, and also provides benefits to the Company’s employees, including medical, dental, life and disability insurance, participation in a 401(k) savings plan and certain postemployment benefits. Charges for these services and benefits are reflected in the consolidated financial statements based on the specific identification of costs, assets and liabilities. These financial statements also include allocations of centralized corporate expenses from CBS for services, such as tax, internal audit, cash management and other services. These expenses were determined based on various allocation methods, including factors such as headcount, time and effort spent on matters relating to the Company, and the number of CBS operating entities benefiting from such services. Charges for these services and benefits provided by CBS have been included in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations and totaled $82.5 million, $84.1 million and $76.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. Management believes that the assumptions and estimates used to allocate these expenses are reasonable. However, the Company’s expenses as a stand-alone company may be different from those reflected in the Consolidated Statements of Operations.

The Company historically participated in CBS’s centralized cash management system. Under this system, on a daily basis, any excess cash the Company generated was automatically transferred to CBS and any additional daily cash flow needs were funded by CBS. As such, CBS benefited from the positive cash flows the Company generated and CBS also provided the Company with sufficient daily liquidity to fund its ongoing cash needs. As a result, the Company has historically required minimal cash on hand. In conjunction therewith, the intercompany transactions between the Company and CBS have been considered to be effectively settled in cash

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

in these financial statements. The net effect of the settlement of these intercompany transactions, in addition to cash transfers to and from CBS, are reflected in “Net cash distribution to CBS” on the Consolidated Statements of Cash Flows and “Net distribution to CBS” on the Consolidated Statements of Stockholder’s Equity/Invested Equity. The amounts on these financial statement line items differ due to noncash transactions, such as stock-based compensation expense. On October 17, 2016, at the time of the Company’s debt borrowings (see Note 8), the Company’s participation in CBS’s centralized cash management system ceased and as a result, transactions with CBS subsequent to October 17, 2016 are settled in cash. At December 31, 2016, amounts due to CBS were $32.8 million. On March 31, 2017, CBS Radio paid to CBS a dividend of $30 million, representing CBS Radio’s excess cash on hand.

In October 2016, as a result of the Company’s debt borrowings, the Company incurred indebtedness of $1.460 billion, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions, and other expenses payable by the Company incurred in connection therewith. The Company distributed to its parent, an indirect wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the borrowings, prior to deducting expenses payable by the Company, less $10 million which remained with the Company to use for general corporate purposes and ongoing cash needs.

CBS manages its long-term debt obligations based on the needs of its entire portfolio of businesses. Long-term debt of CBS and related interest expense are not allocated to the Company as none of CBS’s debt is directly attributable to the Company.

The Company also generates revenues from sales to various subsidiaries and joint ventures of CBS. The Company’s total revenues from these transactions were $14.8 million, $8.4 million and $8.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Viacom Inc. is controlled by National Amusements, Inc., the controlling stockholder of CBS. The Company recognized revenues of $4.3 million, $2.9 million and $2.4 million for the years ended December 31, 2016, 2015 and 2014, respectively, for the sale of advertising spots to subsidiaries of Viacom Inc.

The Company is involved in other transactions with related parties that have not been material in any of the periods presented.

Note 8.	Long-Term Debt

The following table sets forth the Company’s long-term debt at December 31, 2016. The Company did not have any long-term debt outstanding at December 31, 2015.

At December 31, 2016
Term Loan, due 2023, net of discount	$954.9
7.250% Senior Notes due 2024	400.0
Revolving Credit Facility	10.0
Deferred financing costs	(19.6)

Total long-term debt, including current portion	$1,345.3

On October 17, 2016, the Company entered into a five-year $250 million senior secured revolving credit facility due October 2021 (the “Radio Revolving Credit Facility”) and a $1.06 billion senior secured term loan credit

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

facility due October 2023 (the “Radio Term Loan”) pursuant to a credit agreement among CBS Radio, the guarantors named therein, the lenders named therein, and JPMorgan Chase Bank, N.A., as administrative agent, as amended by Amendment No. 1 dated as of March 3, 2017 (the “Radio Credit Agreement”). On October 17, 2016, the Company borrowed the full amount of the Radio Term Loan. The Radio Revolving Credit Facility is used for general corporate purposes, including the issuance of letters of credit, and ongoing cash needs. Also on October 17, 2016, the Company issued $400 million aggregate principal amount of 7.250% senior notes due November 2024 (the “Senior Notes”) pursuant to an indenture dated as of October 17, 2016 among CBS Radio, the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee, (the “Radio Notes Indenture”). The Senior Notes were offered within the United States to qualified institutional buyers in reliance on Rule 144A under the Securities Act, with no registration rights, and outside of the United States to non-U.S. persons in reliance on Regulation S under the Securities Act.

As a result of the borrowings under the Radio Term Loan and the issuance of the Senior Notes described above (collectively, the “CBS Radio Borrowing”), the Company incurred indebtedness of $1.460 billion, resulting in net proceeds of approximately $1.432 billion after deducting bank fees, discounts and commissions, and other expenses payable by the Company incurred in connection therewith. The Company distributed to its parent, an indirect wholly owned subsidiary of CBS, approximately $1.426 billion, which is an amount equal to the net proceeds of the CBS Radio Borrowing, prior to deducting expenses payable by the Company, less $10 million which remained with the Company to use for general corporate purposes and ongoing cash needs. During the fourth quarter of 2016, the Company prepaid $100 million of the Radio Term Loan, leaving $960 million outstanding at December 31, 2016. At December 31, 2016, the total outstanding borrowing under the Radio Revolving Credit Facility was $10 million, and the remaining availability under the Radio Revolving Credit Facility, net of outstanding letters of credit, was approximately $239 million.

The Radio Term Loan requires the Company to make quarterly principal payments at an annual rate of 1% of the initial principal amount of $1.06 billion. Subject to certain exceptions (including in certain cases, reinvestment rights), the Radio Term Loan also requires the Company to prepay certain amounts outstanding thereunder with the net cash proceeds of certain asset sales, certain casualty events and certain issuances of debt. Each fiscal year beginning in 2018 the Company will be required to make a prepayment of the Radio Term Loan equal to 50% of its excess cash flow (as described below), subject to certain step-downs based on its consolidated net secured leverage ratio (which is defined in the Radio Credit Agreement and reflects the ratio of (i) its consolidated secured debt (less up to $150 million of cash and cash equivalents) to (ii) its consolidated EBITDA (as defined in the Radio Credit Agreement)) (the “Consolidated Net Secured Leverage Ratio”). Excess cash flow is defined in the Radio Credit Agreement and reflects net cash flow from operating activities, less payments for capital expenditures, investments (including acquisitions), the reduction of debt, and dividends and other restricted payments (“Excess Cash Flow”). The Company may prepay additional amounts under the Radio Term Loan from time to time. If a prepayment of the Radio Term Loan is made on or prior to October 17, 2017, as a result of certain refinancing or repricing transactions, the Company will be required to pay a fee equal to 1.00% of the principal amount of the obligation so refinanced or repriced.

The Radio Term Loan bears interest at a per annum rate equal to 3.50% plus the greater of the London Interbank Offered Rate (“LIBOR”) and 1.00%. The interest rate on the Radio Term Loan was 4.50% per annum as of December 31, 2016. Borrowing rates under the Radio Revolving Credit Facility are based on LIBOR or a base rate plus a margin based on the Company’s Consolidated Net Secured Leverage Ratio. The interest rate on the $10 million borrowing under the Radio Revolving Credit Facility was 5.75% per annum at December 31, 2016. Interest on the Radio Term Loan and Radio Revolving Credit Facility is payable at the end of each interest period, but in no event less frequently than quarterly. A commitment fee will be paid based on the amount of

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

unused commitments under the Radio Revolving Credit Facility. The Radio Credit Agreement contains certain customary affirmative and negative covenants, representations and warranties and events of default (subject in certain cases to customary grace and cure periods). The occurrence of an event of default under the Radio Credit Agreement could result in the termination of the commitments under the Radio Revolving Credit Facility and the acceleration of all outstanding borrowings under the Radio Credit Agreement and could cause a cross-default that could result in the acceleration of other indebtedness, including the full principal amount of the Senior Notes. The terms of the Radio Revolving Credit Facility require the Company to maintain a maximum Consolidated Net Secured Leverage Ratio of 4.00 to 1.00, with a temporary increase to 4.50 to 1.00 in connection with certain permitted acquisitions.

Interest on the Senior Notes is payable on May 1 and November 1 of each year, beginning on May 1, 2017. The Company may redeem some or all of the Senior Notes at any time, or from time to time, on or after November 1, 2019, at a premium that decreases over time, plus accrued and unpaid interest to the date of redemption. Prior to such dates, the Company may redeem some or all of such notes subject to payment of a customary make-whole premium. In addition, prior to November 1, 2019, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes with the proceeds of certain equity offerings. In the event of a change of control accompanied by a rating decline (each as defined in the Radio Notes Indenture) with respect to the Senior Notes, the holders of the Senior Notes may require the Company to repurchase all or a portion of their Senior Notes at a purchase price equal to 101% of the principal amount of such notes, plus accrued and unpaid interest, if any, to the applicable repurchase date.

The Radio Notes Indenture contains certain customary affirmative and negative covenants and events of default (subject in certain cases to customary grace and cure periods). The occurrence of an event of default under the Radio Notes Indenture could result in the acceleration of the full principal amount of the Senior Notes and could cause a cross-default that could result in the acceleration of other indebtedness, including all outstanding borrowings under the Radio Credit Agreement.

All obligations under the Radio Credit Agreement are unconditionally guaranteed by the Company’s material existing and future direct and indirect wholly owned domestic subsidiaries, subject to certain exceptions. All obligations under the Radio Credit Agreement, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of the Company’s assets and the assets of the guarantors under the Radio Credit Agreement, including all of the capital stock of the guarantors and certain other subsidiaries under the Radio Credit Agreement. The Senior Notes are unconditionally guaranteed on a senior unsecured basis by each of the Company’s direct and indirect subsidiaries that guarantees the Radio Credit Agreement.

Upon certain events of default, the collateral agent will be entitled to exercise the rights afforded to a secured party under, and subject to the limitations of, applicable law (including applicable bankruptcy or insolvency law), including, but not limited to, receiving dividends or other distributions on, exercising voting and consensual rights and powers with respect to, and/or registering in its own name as pledgee any pledged capital stock.

In connection with the agreement between CBS and Entercom Communications Corp. to combine the Company with Entercom in a merger, in February 2017, the Company entered into a commitment letter with the lenders named therein, pursuant to which the lenders committed to provide, subject to customary closing conditions, up to $500 million of senior secured term loans as an additional tranche of term loans under the Radio Credit Agreement (the “Radio Financing”), the proceeds of which may be used to refinance certain existing indebtedness of Entercom, to redeem Entercom’s preferred stock and to pay fees and expenses in connection with the Merger. The Company expects to consummate and obtain the Radio Financing substantially simultaneously with the closing of the Merger.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

In connection with the Radio Financing for the Merger, on March 3, 2017, the Company entered into Amendment No. 1 to the Radio Credit Agreement, pursuant to which CBS Radio, the guarantors party thereto, the lenders and L/C issuers party thereto and JPMorgan Chase Bank, N.A., as administrative agent, amended the Radio Credit Agreement to, among other things, create a tranche of Term B-1 Loans in an aggregate principal amount not to exceed $500 million (the “Term B-1 Loans”). The Term B-1 Loans are expected to be funded on the closing date of the Merger, subject to customary conditions.

The Term B-1 Loans will be governed by the Radio Credit Agreement and will have terms substantially identical to the Radio Term Loan, except as described in this paragraph. The Term B-1 Loans will mature on the date that is seven years after the closing date of the Merger. The Term B-1 Loans will require the Company to make quarterly principal payments at an annual rate of 1% of the initial principal amount of the Term B-1 Loans, beginning with the first full fiscal quarter ending after the closing of the Merger. If a prepayment of the Term B-1 Loans is made on or prior to the date that is six months following the closing date of the Merger as a result of certain refinancing or repricing transactions, the Company will be required to pay a fee equal to 1.00% of the principal amount of the obligation so refinanced or repriced. The Term B-1 Loans are expected to bear interest at a per annum rate equal to 2.75% plus LIBOR. Interest on the Term B-1 Loans will be payable at the end of each interest period, but in no event less frequently than quarterly.

At December 31, 2016, the fair value of the Radio Term Loan and Senior Notes, which is estimated based on quoted market prices for similar liabilities (Level 2) and includes accrued interest, was $1.40 billion.

At December 31, 2016, the Company’s scheduled maturities of long-term debt at face value were as follows:

	2017	2018	2019	2020	2021	2022 and thereafter
Long-term debt	$10.6	$10.6	$10.6	$10.6	$20.6	$1,307.0

Note 9.	Stock-Based Compensation

Certain of the Company’s employees were granted awards of stock options and RSUs for CBS Class B Common Stock under the CBS equity incentive plans. These awards include an annual grant to certain management employees as well as annual grants under the CBS Fund the Future Program to substantially all of the Company’s employees.

The following table summarizes the Company’s stock-based compensation expense for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
RSUs	$11.7	$14.4	$14.8
Stock options	.5	2.7	1.8

Stock-based compensation expense, before income taxes	12.2	17.1	16.6
Related tax benefit	(4.8)	(6.7)	(6.6)

Stock-based compensation expense, net of tax	$7.4	$10.4	$10.0

RSUs

Compensation expense for RSUs is determined based upon the market price of the CBS shares underlying the awards on the date of grant and expensed over the vesting period, which is generally a three- to four-year service

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

period. For certain RSU awards the number of shares an employee earns is based on the outcome of performance conditions. Compensation expense is recorded based on the probable outcome of the performance condition. Forfeitures for RSUs are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The weighted average grant date fair value of RSUs was $49.69, $59.73 and $64.50 in 2016, 2015 and 2014, respectively. The total market value of RSUs that vested during 2016, 2015 and 2014 was $12.9 million, $25.5 million and $36.7 million, respectively. Total unrecognized compensation cost related to non-vested RSUs at December 31, 2016 was $18.4 million, which is expected to be recognized over a weighted average period of 2.2 years.

The following table summarizes the activity of CBS RSUs issued to employees of the Company.

	RSUs	Weighted Average Grant Date Fair Value
Non-vested at December 31, 2015	562,310	$54.90
Granted	338,665	$49.69
Vested	(263,851)	$50.03
Forfeited	(86,600)	$55.50
Net transfers out	(40,590)	$52.84

Non-vested at December 31, 2016	509,934	$54.02

Stock Options

Stock options vest over a four-year service period and expire eight years from the date of grant. Forfeitures are estimated on the date of grant based on historical forfeiture rates. On an annual basis, adjustments are made to compensation expense based on actual forfeitures and the forfeiture rates are revised as necessary.

The weighted average fair value of stock options as of the grant date was $13.07, $15.86 and $18.23 in 2016, 2015 and 2014, respectively. Compensation expense for stock options is determined based on the grant date fair value of the award using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2016	2015	2014
Expected dividend yield	1.28%	1.25%	1.25%
Expected stock price volatility	32.12%	31.14%	33.06%
Risk-free interest rate	1.47%	1.60%	1.60%
Expected term of options (years)	5.00	5.00	5.00

The expected stock price volatility is determined using a weighted average of historical volatility for CBS Class B Common Stock and implied volatility of publicly traded options to purchase CBS Class B Common Stock. Given the existence of an actively traded market for CBS options, the Company was able to derive implied volatility using publicly traded options to purchase CBS Class B Common Stock that were trading near the grant date of the employee stock options at a similar exercise price and a remaining term of greater than one year.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The risk-free interest rate is based on a U.S. Treasury rate in effect on the date of grant with a term equal to the expected term. The expected term is determined based on historical employee exercise and the post-vesting terminations behavior. The expected dividend yield represents the future expectation of the dividend yield based on current rates and historical patterns of dividend changes.

Total unrecognized compensation cost related to non-vested stock option awards at December 31, 2016 was $1.4 million, which is expected to be recognized over a weighted average period of 3.0 years.

The following table summarizes the activity of CBS stock options issued to employees of the Company.

	Stock Options	Weighted Average Exercise Price
Outstanding at December 31, 2015	451,254	$46.95
Granted	90,873	$49.08
Exercised	(82,796)	$35.59
Forfeited or Expired	(50,096)	$57.05
Transfers out	(44,247)	$55.25

Outstanding at December 31, 2016	364,988	$47.66

Exercisable at December 31, 2016	248,117	$44.83

The following table summarizes other information relating to stock option exercises during the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
Cash paid to CBS by employees of the Company for stock option exercises	$2.9	$6.5	$4.9
Tax benefit of stock option exercises	$.6	$3.5	$4.5
Intrinsic value of stock option exercises	$1.6	$8.8	$11.3

The following table summarizes information concerning outstanding and exercisable stock options to purchase CBS Class B Common Stock under the CBS equity incentive plans at December 31, 2016.

	Outstanding			Exercisable
Range of Exercise Price	Number of Options	Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$20 to $29.99	90,132	2.43	$24.92	90,132	$24.92
$40 to $49.99	117,269	5.59	$44.47	56,458	$43.21
$50 to $59.99	44,388	2.27	$59.54	35,827	$59.54
$60 to $69.99	113,199	4.87	$64.41	65,700	$65.52

	364,988			248,117

At December 31, 2016 stock options outstanding have a weighted average remaining contractual life of 4.18 years and the total intrinsic value for “in-the-money” options, based on the closing stock price of CBS Class B Common Stock of $63.62, was $6.0 million. At December 31, 2016 stock options exercisable have a weighted average remaining contractual life of 2.93 years and the total intrinsic value for “in-the-money” exercisable options was $4.8 million.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Note 10.	Income Taxes

The Company’s operating results have been included in consolidated federal, and certain state and local income tax returns filed by CBS. The income tax expense reflected in the Consolidated Statements of Operations, net deferred tax liabilities included in the Consolidated Balance Sheets and income tax payments reflected in the Consolidated Statements of Cash Flows have been prepared as if these amounts were calculated on a separate tax return basis for the Company. Management believes that the assumptions and estimates used to determine these tax amounts are reasonable. However, the consolidated financial statements herein may not necessarily reflect the Company’s income tax expense or tax payments in the future, or what its tax amounts would have been if the Company had been a stand-alone company during the periods presented.

Cash paid for income taxes was assumed to be $80.6 million, $74.0 million and $109.1 million for the years ended December 31, 2016, 2015 and 2014, respectively.

The components of the (benefit) provision for income taxes are as follows:

	Year Ended December 31,
	2016	2015	2014
Current:
Federal	$82.3	$60.9	$82.2
State and local	19.5	13.1	19.3

	101.8	74.0	101.5
Deferred	(127.2)	(177.8)	21.3

(Benefit) provision for income taxes	$(25.4)	$(103.8)	$122.8

In addition, included in discontinued operations was an income tax provision of $3.1 million and $1.7 million in 2015 and 2014, respectively.

The difference between income taxes expected at the U.S. federal statutory income tax rate of 35% and the (benefit) provision for income taxes is summarized as follows:

	Year Ended December 31,
	2016	2015	2014
Taxes on income at U.S. statutory rate	$(202.2)	$(84.6)	$104.8
State and local taxes, net of federal tax benefit	(5.7)	(20.0)	6.9
Impairment charges	182.6	—	8.9
Other, net	(.1)	.8	2.2

(Benefit) provision for income taxes	$(25.4)	$(103.8)	$122.8

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The following is a summary of the components of deferred income tax assets and liabilities:

	At December 31,
	2016	2015
Deferred tax assets:
Reserves and other accrued liabilities	$11.3	$13.3
Postretirement and other employee compensation	14.2	4.0
Tax credit and loss carryforwards	19.5	19.3
Investments	.4	3.9

Total deferred income tax assets	45.4	40.5
Valuation allowance	(13.6)	(16.7)

Deferred income tax assets, net	31.8	23.8

Deferred tax liabilities:
Property and equipment	(1.5)	(3.0)
FCC licenses and goodwill	(948.5)	(1,077.6)

Total deferred income tax liabilities	(950.0)	(1,080.6)

Deferred income tax liabilities, net	$(918.2)	$(1,056.8)

At December 31, 2016, the Company had net operating loss carryforwards for federal, state and local jurisdictions of approximately $16.6 million, which expire in 2035.

The 2016 and 2015 deferred income tax assets were reduced by a valuation allowance of $13.6 million and $16.7 million, respectively, principally relating to income tax benefits of capital losses which are not expected to be realized.

The following table sets forth the change in the reserve for uncertain tax positions, excluding related accrued interest and penalties.

At January 1, 2014	$8.6
Additions for current year tax positions	.7
Reductions for prior year tax positions	(2.0)
Cash settlements	(4.7)

At December 31, 2014	2.6

Additions for current year tax positions	.6
Additions for prior year tax positions	.1

At December 31, 2015	3.3

Additions for current year tax positions	.7
Statute of limitations lapses	(.2)

At December 31, 2016	$3.8

The reserve for uncertain tax positions of $3.8 million at December 31, 2016 includes $2.5 million which would affect the Company’s effective income tax rate if and when recognized in future years.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

The Company recognizes interest and penalty charges related to the reserve for uncertain tax positions as income tax expense. For the years ended December 31, 2016, 2015 and 2014, the Company recognized interest and penalty charges of $.1 million, $.2 million and $.1 million, respectively, in the Consolidated Statements of Operations. As of December 31, 2016 and 2015, the Company has recorded liabilities for accrued interest and penalties of $.5 million and $.4 million, respectively on the Consolidated Balance Sheets.

Although the Company’s income taxes are presented on a separate tax return basis, its operating results are included in the consolidated federal and certain state and local tax filings of CBS. Various tax years are currently under examination by state and local tax authorities and 2013 through 2015 remain open with the Internal Revenue Service (“IRS”). The IRS is expected to commence its examination of these years during 2017. With respect to open tax years in all jurisdictions, the Company currently believes that it is reasonably possible that the reserve for uncertain tax positions will change within the next twelve months; however, as it is difficult to predict the final outcome of any particular tax matter, an estimate of any related impact to the reserve for uncertain tax positions cannot currently be determined.

Note 11.	Commitments and Contingencies

The Company’s commitments not recorded on the Consolidated Balance Sheets primarily consist of operating lease arrangements, talent contracts, purchase obligations and programming rights, mainly for sports programming. These arrangements result from the Company’s normal course of business and represent obligations that are payable over several years.

The Company has long-term noncancellable operating lease commitments for office space and equipment, which expire at various dates.

At December 31, 2016, minimum rental payments under noncancellable operating leases with terms in excess of one year are as follows:

Operating Leases
2017	$29.7
2018	28.9
2019	28.1
2020	26.1
2021	24.4
2022 and thereafter	112.3

Total minimum payments	$249.5

Future minimum operating lease payments have been reduced by future minimum sublease income of $7.1 million. Rent expense was $35.4 million, $36.2 million and $33.9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

At December 31, 2016, the Company’s commitments for programming rights, talent contracts and purchase obligations in excess of one year are as follows:

	Programming Rights	Talent Contracts	Purchase Obligations	Total
2017	$34.7	$26.7	$2.4	$63.8
2018	35.3	19.4	1.7	56.4
2019	33.8	5.4	.7	39.9
2020	30.9	.5	.6	32.0
2021	26.8	—	.5	27.3
2022 and thereafter	33.7	—	—	33.7

Total commitments	$195.2	$52.0	$5.9	$253.1

Legal Matters

On an ongoing basis, the Company vigorously defends itself in numerous lawsuits and proceedings and responds to various investigations and inquiries from federal, state and local authorities (collectively, “litigation”). Litigation may be brought against the Company without merit, is inherently uncertain and always difficult to predict. However, based on its understanding and evaluation of the relevant facts and circumstances, the Company believes that the litigation to which it is a party is not likely to have a material adverse effect on its results of operations, financial position or cash flows.

Various independent record companies that claim to own the rights to several hundred sound recordings created prior to February 15, 1972 (the “Pre-1972 Recordings”) have sued several radio broadcasters (including CBS Radio) for allegedly infringing their exclusive right of public performance in certain states. In August 2015, CBS Radio was named as a defendant in two separate putative class action lawsuits filed in the U.S. District Court for the Central District of California and the U.S. District Court for the Southern District of New York for common law copyright infringement as well as related state law claims. In May 2016, the California court dismissed the California case against CBS Radio. In June 2016, the plaintiff record companies appealed this judgment to the U.S. Court of Appeals for the Ninth Circuit. In March 2017, the New York federal court dismissed the New York case with prejudice. The California case seeks unspecified damages. An adverse decision in the California case could impede CBS Radio’s ability to broadcast or stream the Pre-1972 Recordings and/or increase its royalty payments. CBS Radio intends to vigorously defend itself in the California case.

In June 2016, a purported class action complaint was filed in the U.S. District Court for the Eastern District of Wisconsin against CBS Radio Inc. alleging violations of the Telephone Consumer Protection Act (“TCPA”). The complaint alleges a putative nationwide class of persons who received nonemergency text messages on their cellphones on or after June 7, 2012 from or on behalf of CBS Radio via an automated telephone dialing system or an artificial or prerecorded voice without the persons’ prior express consent and seeks $500 for each text message that violates the TCPA, $1,500 for each text message that constitutes a knowing or willful violation of the TCPA and an injunction prohibiting future TCPA violations by CBS Radio. In September 2016, CBS Radio filed a motion to dismiss the case. In October 2016, the plaintiff filed an opposition to the motion to dismiss. In October 2016, CBS Radio filed a notice of constitutional challenge with the court and served it on the U.S. Attorney General (the “USAG”). In February 2017, the USAG filed a notice of intervention with the court and submitted a brief in support of the constitutionality of the TCPA. CBS Radio intends to vigorously defend itself in this case.

The Company is not yet able to determine what effect these lawsuits will have, if any, on its financial position, results of operations or cash flows.

CBS RADIO INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Tabular dollars in millions, except per share amounts)

Note 12.	Employee Benefits

Defined Benefit Plans

Certain employees of the Company participate in qualified and non-qualified defined benefit pension plans and postretirement benefit plans sponsored by CBS, which also include participants from other CBS operating entities. For purposes of these financial statements, the Company accounts for these plans as multiemployer benefit plans. Accordingly, the Company did not record an asset or liability on the Consolidated Balance Sheets to recognize the funded status of these plans.

In addition, the Company has historically sponsored a qualified defined benefit pension plan covering certain of its employees. The assets of this plan consist entirely of the plan’s interest in a master trust which invests the assets of this plan as well as several other defined benefit plans sponsored by CBS. During 2016, the Company transferred to CBS the total assets of the Company’s qualified pension plan of $4.5 million, and CBS became the sponsor of the plan. The majority of participants in the pension plan are retired or former employees of the Company and the plan is closed to new entrants. All participants are fully vested and will continue to receive benefits under the plan. As of December 31, 2015, this plan had total assets of $4.9 million and a projected benefit obligation of $.7 million. At December 31, 2015, this plan was overfunded by $4.2 million and such amount was recognized in “Other Assets” on the Consolidated Balance Sheet.

Costs associated with all pension and other postretirement benefits provided to the Company’s employees totaled $1.8 million, $.9 million, and $1.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Multiemployer Pension

The Company contributes to multiemployer plans that provide pension benefits to certain employees under collective bargaining agreements. Contributions to these plans were $2.1 million for the year ended December 31, 2016 and $2.0 million for each of the years ended December 31, 2015 and 2014. Based on the Company’s contributions to each individual multiemployer plan relative to the total contributions of all participating employers in such plan, no multiemployer plan was deemed to be individually significant to the Company.

Defined Contribution Plans

CBS sponsors defined contribution plans for the benefit of substantially all of the Company’s employees meeting eligibility requirements. Employer contributions to such plans for the Company’s employees were $9.3 million, $11.1 million and $11.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

CBS RADIO

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (Tabular dollars in millions)

Col. A	Col. B	Col. C			Col. D	Col. E
Description	Balance at Beginning of Period	Balance Acquired through Acquisitions	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Allowance for doubtful accounts:
Year ended December 31, 2016	$5.0	$—	$6.3	$—	$4.4	$6.9
Year ended December 31, 2015	$3.6	$—	$4.6	$—	$3.2	$5.0
Year ended December 31, 2014	$6.6	$—	$(.1)	$—	$2.9	$3.6
Valuation allowance on deferred tax assets:
Year ended December 31, 2016	$16.7	$—	$—	$—	$3.1	$13.6
Year ended December 31, 2015	$17.4	$—	$—	$—	$.7	$16.7
Year ended December 31, 2014	$16.2	$1.2	$—	$—	$—	$17.4

ANNEX A-1

February 2, 2017

Board of Directors

Entercom Communications Corp

401 City Avenue

Suite 809

Bala Cynwyd, PA 19004

Members of the Board:

We understand that CBS Corporation (the “Parent”), CBS Radio Inc. (the “Company”), Entercom Communications Corp (the “Acquiror”) and Constitution Merger Sub Corp., a wholly owned subsidiary of the Acquiror (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated February 1, 2017 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company following the Distributions and the Stock Split (each as defined in the Merger Agreement). Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Acquiror, and each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) at the effective time of the Merger, other than shares held in treasury, will be converted into the right to receive one share (the “Exchange Ratio”) of Class A common stock, par value $0.01 per share, of the Acquiror (the “Acquiror Class A Common Stock”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Acquiror.

For purposes of the opinion set forth herein, we have:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Acquiror, respectively;

•	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Acquiror, respectively;

•	Reviewed certain financial projections prepared by the management of the Acquiror relating to the Company and the Acquiror, respectively;

•	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Acquiror;

•	Discussed the past and current operations and financial condition and the prospects of the Acquiror, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Acquiror;

•	Discussed the past and current operations and financial condition and the prospects of the Company with executives of the Parent;

•	Reviewed the pro forma impact of the Merger on the Acquiror’s earnings per share, cash flow, consolidated capitalization and certain financial ratios;

•	Reviewed the reported prices and trading activity for the Acquiror Class A Common Stock;

A-1-1

•	Compared the financial performance of the Company and the Acquiror and the prices and trading activity of the Acquiror Class A Common Stock with that of certain other publicly-traded companies comparable with the Company and the Acquiror, respectively, and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Parent and the Acquiror and their financial and legal advisors;

•	Reviewed the Merger Agreement, the commitment letter from certain lenders dated February 2, 2017 (the “Commitment Letter”) and certain related documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Parent, the Company and the Acquiror, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Acquiror of the future financial performance of the Company and the Acquiror. At the Acquiror’s direction, our analysis relating to the business and financial prospects of the Company and the Acquiror for purposes of this opinion has been made on the basis of the financial projections. We have been advised by the Acquiror, and have assumed, with the Acquiror’s consent, that the financial projections are reasonable bases upon which to evaluate the business and financial prospects of the Company and the Acquiror, respectively. We express no view as to the financial projections or the assumptions on which they were based. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, that the Acquiror and the Company will obtain financing in accordance with the terms set forth in the Commitment Letter, and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We have relied upon, without independent verification, the assessment by the managements of the Company and the Acquiror of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Acquiror; (iii) their ability to retain key employees of the Company and the Acquiror, respectively and (iv) the validity of, and risks associated with, the Company and the Acquiror’s existing and future technologies, intellectual property, products, services and business models. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction, involving the Acquiror. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the Acquiror and does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of the Acquiror to enter into the Merger Agreement. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Morgan Stanley also expresses no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of the Acquiror. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Acquiror, the Parent and the Company and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We express no opinion with respect to the fairness of the

A-1-2

amount or nature of the compensation to any of the Parent’s or Company’s officers, directors or employees, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Acquiror or any other entity or business, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Acquiror in connection with this transaction and will receive a fee for our services, (i) a substantial portion of which is contingent upon the closing of the Merger and the consummation of the transactions contemplated by the Merger Agreement and, (ii) a portion of which is contingent upon the rendering of this financial opinion. In addition, at the Acquiror’s request, we anticipate that we and certain of our affiliates will arrange and/or provide certain financings or refinancings to the Company and the Acquiror in connection with the Merger for which we would receive customary compensation from the Company and the Acquiror. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Parent and have received fees in connection with such services of between $1 and $2 million and have provided financing services for the Acquiror and have received fees in connection with such services of less than $1 million. Morgan Stanley may also seek to provide financial advisory and financing services to the Acquiror and the Parent and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Acquiror, the Parent, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Acquiror and may not be used for any other purpose or disclosed without our prior written consent, except as provided in Morgan Stanley’s engagement letter with Acquiror and that a copy of this opinion may be included in its entirety in any filing the Acquiror is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Acquiror Class A Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Acquiror should vote at the stockholders’ meeting to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Acquiror.

Very truly yours,

MORGAN STANLEY & CO. LLC

By: /s/ Christopher Bartlett

Christopher Bartlett

Managing Director

A-1-3

ANNEX A-2

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 February 2, 2017
The Board of Directors Entercom Communications Corp. 401 City Avenue Suite 809 Bala Cynwyd, PA 19004

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Entercom Communications Corp., a Pennsylvania corporation (“Entercom”), of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Merger Agreement”) by and among CBS Corporation (“CBS”), CBS Radio Inc., a Delaware corporation and indirect wholly owned subsidiary of CBS (“Radio”), Entercom, and Constitution Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Entercom (“Merger Sub”). The Merger Agreement provides that Merger Sub will be merged with and into Radio (the “Merger”), as a result of which Radio will become a wholly owned subsidiary of Entercom and each issued and outstanding share of common stock, par value $0.01 per share (the “Radio Common Stock”) immediately prior to the effective time of the Merger (other than shares held by Radio as treasury stock) will be converted into the right to receive 1.000 (the “Exchange Ratio”) share of Class A common stock, par value $0.01 per share (the “Entercom Class A Common Stock”). The Exchange Ratio is subject to certain adjustments (as to which we express no opinion) as set forth more fully in the Merger Agreement.

Prior to the effective time of the Merger, pursuant to a Master Separation Agreement proposed to be entered into between CBS and Radio (the “Separation Agreement” and, together with the Merger Agreement and the Side Letter (as defined in the Merger Agreement), the “Agreements”):

•	certain subsidiaries of CBS will consummate a series of distributions (the “Internal Distributions”) of all of the outstanding equity of Radio that will result in Radio being a direct wholly owned subsidiary of CBS, and Radio will effect a stock split (together with the Internal Distributions, the “Radio Reorganization”), in each case on the terms and subject to the conditions set forth in the Merger Agreement and the Separation Agreement;

•	CBS will consummate an offer to exchange (the “Exchange Offer”) all of the outstanding shares of Radio Common Stock for shares of Class B Common Stock of CBS, par value $0.001 per share (the “CBS Class B Common Stock”) then outstanding on the terms and subject to the conditions set forth in the Merger Agreement and the Separation Agreement; and

•

in the event that holders of CBS Class B Common Stock subscribe for less than all of the shares of Radio Common Stock in the Exchange Offer, CBS will distribute the remaining outstanding shares of Radio Common Stock on a pro rata basis to holders of CBS Class B Common Stock and Class A Common Stock of CBS, par value $0.001 per share (the “CBS Class A Common Stock” and together with the CBS Class B Common Stock, the “CBS Common Stock”) whose shares of CBS Common Stock remain outstanding after consummation of the Exchange Offer, so that CBS will be treated for U.S. federal income tax purposes as having distributed all of the Radio Common Stock to its stockholders (the “Clean-Up Spin-Off”), considering, for the purposes of calculating the pro rata distribution of Radio Common Stock pursuant to any Clean-Up Spin-Off, the CBS Class A Common

A-2-1

Stock and CBS Class B Common Stock as a single class (collectively, the “Final Distribution” and together with the Internal Distributions, the “Distributions”), in each case on the terms and subject to the conditions set forth in the Merger Agreement and the Separation Agreement.

The Merger, the Radio Reorganization, the Exchange Offer and the Distributions, collectively with the other transactions contemplated by the Merger Agreement are referred to herein as the “Transaction.” The summary of the Transaction set forth above is qualified in its entirety by the terms of the Agreements. The terms and conditions of the Transaction are more fully set forth in the Agreements.

We have acted as financial advisor to the Board of Directors of Entercom in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, all of which is payable upon the rendering of this opinion. In addition, Entercom has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not (except for our current engagement) been engaged to provide financial advisory or other services to Entercom, and we have not received any compensation from Entercom during such period. In the past two years, we have not been engaged to provide financial advisory or other services to CBS or Radio, and we have not received any compensation from CBS or Radio during such period. We may provide financial advisory and other services to or with respect to Entercom, CBS or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Entercom, CBS or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) drafts of the Agreements, each dated February 1, 2017 (the “Draft Agreements”); (ii) Annual Reports on Form 10-K of Entercom for the years ended December 31, 2015, December 31, 2014 and December 31, 2013 and Annual Reports on Form 10-K of CBS for the years ended years ended December 31, 2015, December 31, 2014 and December 31, 2013; (iii) Registration Statement on Form S-1 of Radio and amendments thereto filed prior to the date of this opinion; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Entercom and CBS; (v) certain publicly available research analyst reports for Entercom and CBS; (vi) certain other communications from Entercom and CBS to their respective stockholders; (vii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Entercom, including certain financial forecasts, analyses and projections relating to Entercom prepared by management of Entercom and furnished to us by Entercom for purposes of our analysis (the “Entercom Forecasts”) (collectively, the “Entercom Internal Data”); (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Radio prepared by management of CBS and Radio and made available to us by Entercom for purposes of our analysis (collectively, the “Radio Internal Data”); (ix) certain financial forecasts, analyses and projections relating to Radio prepared by management of Entercom and furnished to us by Entercom for purposes of our analysis (the “Radio Forecasts”) and (x) and certain tax and other cost savings and operating synergies projected by the management of Entercom to result from the Transaction furnished to us by Entercom for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of Entercom, CBS and Radio regarding their assessment of Entercom Internal Data, the Radio Internal Data, the Radio Forecasts and the Synergies, as appropriate, and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for certain companies, the securities of which are publicly traded, in lines of business that we deemed relevant, and compared that data with similar data for Entercom and Radio. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent

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publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Entercom Internal Data (including, without limitation, the Entercom Forecasts), the Radio Forecasts and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Entercom as to the matters covered thereby and that the Radio Internal Data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of CBS and Radio as to the matters covered thereby, and we have relied, at your direction, on the Entercom Internal Data (including, without limitation, the Entercom Forecasts), the Radio Internal Data, the Radio Forecasts and the Synergies for purposes of our analysis and this opinion. We express no view or opinion as to the Entercom Internal Data (including, without limitation, the Entercom Forecasts), the Radio Internal Data, and the Radio Forecasts, the Synergies or the assumptions on which they are based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Entercom, CBS, Radio or any other person, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Entercom, CBS, Radio or any other person. We have assumed, at your direction, that (i) the final executed Agreements will not differ in any respect material to our analysis or this opinion from the Draft Agreements reviewed by us, (ii) the representations and warranties made by the parties in the Agreements and related agreements are and will be true and correct in all respects material to our analysis and this opinion, (iii) there will be no Exchange Ratio, working capital or other adjustments or payments by any party pursuant to any indemnification or similar obligations under the Agreements, in each case that are material to our analysis or this opinion and (iv) the debt financing to be incurred by Radio in connection with the Transaction will be obtained on terms no less favorable to Entercom and Radio than the terms set forth in the January 29, 2017, draft Radio Commitment Letter (as defined in the Merger Agreement). We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency or fair value of Entercom, CBS, Radio or any other person, or the ability of Entercom, CBS, Radio or any other person to pay its respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, Entercom’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Entercom or in which Entercom might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Entercom of the Exchange Ratio provided for pursuant to the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreements or the Transaction, including, without limitation, the structure or form of the Transaction, the Radio Reorganization, the Exchange Offer or the Distributions, or any other agreements or arrangements contemplated by the Agreements or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation,

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the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Entercom or any other party. We express no opinion as to the relative fairness of any portion of the consideration to holders of any series of common or preferred stock of Entercom. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Entercom or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Merger Agreement or otherwise. Our opinion, as expressed herein, relates to the relative values of Entercom and Radio. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We express no view or opinion as to what the value of Shares actually will be when issued pursuant to the Transaction or the prices at which Entercom Class A Common Stock (or other securities of Radio, CBS, Entercom or any other entity) will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any stockholder of Entercom or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Entercom (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio provided for pursuant to the Merger Agreement is fair, from a financial point of view, to Entercom.

Very truly yours,

/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

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THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

1-866-741-9588 (toll-free for all shareholders in the United States)

1-781-575-2137 (all others outside of the United States)

Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal and other tender offer materials may be obtained from the information agent as set forth above. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the offer.

THE EXCHANGE AGENT FOR THIS OFFER IS:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0858	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120

The letter of transmittal and any other required documents should be sent or delivered by each stockholder or broker, dealer, commercial bank, trust company or other nominee to the exchange agent, Wells Fargo Bank, N.A., at one of its addresses set forth above. Notices of Guaranteed Delivery and Notices of Withdrawal may be sent to the exchange agent by facsimile transmission at (866) 734-9952.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

CBS Radio is incorporated in Delaware. Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions will not eliminate or limit the liability of a director (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law or (4) for any transaction from which the director derived an improper personal benefit. No such provision will eliminate or limit the liability of a director for any act or omission occurring before the date when such provision becomes effective. The limitations described above do not affect the ability of CBS Radio or its stockholders to seek non-monetary based remedies, such as an injunction or rescission, against a director for breach of his fiduciary duty nor would such limitations limit liability under the federal securities laws.

CBS Radio’s amended and restated certificate of incorporation requires that CBS Radio indemnify directors and officers to the full extent permitted by the DGCL, as the same may be amended or modified from time to time, only to the extent that such amendment permits CBS Radio to provide broader indemnification rights than the DGCL permitted CBS Radio to provide prior to such amendment.

Item 21. Exhibits and Financial Statement Schedules.

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

The Financial Statement schedule, “Valuation and Qualifying Accounts,” is included as part of this registration statement immediately following the signature page.

(c)	Reports, Opinions and Appraisals.

None.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	that, for purposes of determining any liability under the Securities Act of 1933, each filing of CBS Radio’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)	that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)

that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on

Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(9)	to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXHIBIT INDEX

Exhibit No.	Description
2.1+	Agreement and Plan of Merger, dated as of February 2, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

2.2+	Master Separation Agreement, dated as of February 2, 2017, by and between CBS Corporation and CBS Radio Inc. (incorporated by reference to Exhibit 2.1 to CBS’s Current Report on Form 8-K filed on February 2, 2017)

2.3+	Amendment No. 1 to the Agreement and Plan of Merger, dated as of July 10, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.1 of CBS’s Current Report on Form 8-K filed on July 10, 2017)

2.4+	Amendment No. 2 to the Agreement and Plan of Merger, dated as of September 13, 2017, by and among CBS Corporation, CBS Radio Inc., Entercom Communications Corp. and Constitution Merger Sub Corp. (incorporated by reference to Exhibit 2.1 of CBS’s Current Report on Form 8-K filed on September 13, 2017)

3.1**	Current Amended and Restated Certificate of Incorporation of CBS Radio Inc.

3.2**	Bylaws of CBS Radio Inc.

3.3**	Form of Third Amended and Restated Certificate of Incorporation of CBS Radio Inc. to be in place as of immediately prior to the Final Distribution

4.1**	Specimen Common Stock Certificate of CBS Radio Inc.

4.2**	Indenture for Senior Notes, dated as of October 17, 2016, by and among CBS Radio Inc., the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee

5.1**	Opinion of Wachtell, Lipton, Rosen & Katz as to the shares of common stock to be issued by CBS Radio Inc.

8.1**	Opinion of Wachtell, Lipton, Rosen & Katz as to certain tax matters

8.2**	Opinion of Latham & Watkins LLP as to certain tax matters

10.1+	Form of Transition Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit E to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

10.2+	Form of Joint Digital Services Agreement, by and between CBS Corporation and Entercom Communications Corp. (incorporated by reference to Exhibit C to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

10.3+	Form of CBS Brands License Agreement, by and between CBS Broadcasting Inc. and CBS Radio Inc. (incorporated by reference to Exhibit B-1 to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

10.4+	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc. and CBS Mass Media Corporation, CBS Radio Inc. and Certain Subsidiaries of CBS Radio Inc. (incorporated by reference to Exhibit B-2 to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

10.5+	Form of CBS Brands License Agreement, by and among CBS Broadcasting Inc., CSTV Networks, Inc. d/b/a CBS Sports Network, CBS Sports Radio Network Inc. and CBS Radio Inc. (incorporated by reference to Exhibit B-3 to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

Exhibit No.	Description
10.6**	Voting Agreement, dated as of February 2, 2017, by and among Entercom Communications Corp. and the shareholders of Entercom Communications Corp. included therein

10.7**	Advertising Side Letter Agreement, dated as of February 2, 2017, by and between CBS Corporation and Entercom Communications Corp.

10.8**	Field Family Side Letter Agreement, dated as of February 2, 2017, by and between Entercom Communications Corp. and the shareholders of Entercom Communications Corp. included therein

10.9**	Credit Agreement, dated as of October 17, 2016, by and among CBS Radio Inc., the guarantors named therein, the lenders and L/C issuers named therein, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent

10.10**	Amendment No. 1, dated as of March 3, 2017, to the Credit Agreement, dated as of October 17, 2016, by and among CBS Radio Inc., the guarantors named therein, the lenders and L/C issuers named therein, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent

10.11+	Form of Tax Matters Agreement, by and among CBS Corporation, CBS Radio Inc. and Entercom Communications Corp. (incorporated by reference to Exhibit D to Exhibit 2.2 of CBS’s Current Report on Form 8-K filed on February 2, 2017)

21.1**	Subsidiaries of CBS Radio Inc.

23.1	Consent of PricewaterhouseCoopers LLP relating to CBS Radio Inc.

23.2	Consent of PricewaterhouseCoopers LLP relating to CBS Corporation

23.3	Consent of PricewaterhouseCoopers LLP relating to Entercom Communications Corp.

23.4**	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 5.1)

23.5**	Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.1)

23.6**	Consent of Latham & Watkins LLP (included in Exhibit 8.2)

23.7	Consent of Morgan Stanley & Co. LLC

23.8	Consent of Centerview Partners LLC

24.1**	Power of Attorney of Leslie Moonves

24.2**	Power of Attorney of Joseph Ianniello

24.3**	Power of Attorney of Lawrence P. Tu

24.4**	Power of Attorney of Anthony G. Ambrosio

24.5**	Power of Attorney of Lawrence Liding

24.6**	Power of Attorney of Matthew Siegel

99.1	Form of Letter of Transmittal and Instructions for Letter of Transmittal

99.3	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.5	Form of Notice of Guaranteed Delivery for CBS Class B Common Stock

99.6	Form of Notice of Withdrawal of CBS Class B Common Stock

99.7	Form of Letter to CBS 401(k) Plan Participants

Exhibit No.	Description
99.8	Form of Letter to CBS Radio 401(k) Plan Participants

99.10	Form of Notice of Conditional Exercise

99.11**	Consent of Director Nominee (Sean Creamer)

99.12**	Consent of Director Nominee (Joseph R. Ianniello)

99.13**	Consent of Director Nominee (Leslie Moonves)

99.14**	Consent of Director Nominee (Stefan M. Selig)

*	To be filed in an amendment.
+	Incorporated by reference.
**	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on October 19, 2017.

CBS RADIO INC.

By:	/s/ Andre J. Fernandez
Andre J. Fernandez President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on October 19, 2017 by the following persons in the capacities indicated.

Signature	Title	Date

* Leslie Moonves	Chairman and Director	October 19, 2017

/s/ Andre J. Fernandez Andre J. Fernandez	President and Chief Executive Officer (Principal Executive Officer)	October 19, 2017

* Matthew Siegel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 19, 2017

* Joseph R. Ianniello	Executive Vice President and Treasurer and Director	October 19, 2017

* Anthony G. Ambrosio	Executive Vice President, Chief Administrative Officer and Chief Human Resources Officer and Director	October 19, 2017

* Lawrence P. Tu	Executive Vice President and Assistant Secretary and Director	October 19, 2017

* Lawrence Liding	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	October 19, 2017

*By:	/s/ Andre J. Fernandez
Andre J. Fernandez, as Attorney-in-Fact